Exhibit 99

Integrated Annual Report
2025-26


HDFC BANK

Harnessing AI in Banking

Harnessing AI in Banking

Artificial Intelligence (AI) is shaping the banking sector globally. Customers increasingly expect banks to anticipate their needs and provide a unified, omnichannel experience across all digital and physical touchpoints. By leveraging advanced technologies in a structured manner, banks can meet these needs through intuitive tools, highly personalised product suggestions, smart financial advice, and quick problem resolution.

At HDFC Bank, we are building the capabilities to participate meaningfully in this evolution. Over the past year, we have used a more structured and scalable approach to enhance key customer and operational journeys across the Bank. This includes improving customer engagement through real-time interactions, streamlining card processing and trade operations with automated workflows, strengthening risk oversight through intelligent monitoring, and empowering employees by automating routine tasks. This progress is driven by Neev, our in-house enterprise AI platform that provides a unified, secure foundation of model access, governance and workflow integration.

Alongside these advancements, we continue to strengthen our core digital platforms and delivery capabilities. We have upgraded our NetBanking platform, while the Mobile Banking app, developed in-house, keeps getting better with continuous improvements, offering customers a more secure, streamlined, and user-focused digital experience. We have also expanded our digital presence and capabilities across key segments such as wealth, payments, cards and corporate banking.

The Factory Construct, with centres across Bengaluru, Mumbai, Gurugram and Guwahati continues to strengthen HDFC Bank's ability to deliver at scale and to build a strong future-ready talent pipeline.

As we scale these next-gen capabilities across the Bank, we have the opportunity to elevate how our systems learn, how our workflows adapt and how our teams operate. This marks the beginning of a new chapter, one where integration deepens, reuse multiplies and every capability builds on the strength of what already exists. The foundations laid over the last few years position us to create capabilities that not only scale, but also strengthen the Bank's resilience, agility and readiness for the decade ahead.

EMBEDDING AI ACROSS THE BANK

CUSTOMER QUERIES AND REQUESTS

The Bank has made significant progress in transforming customer engagement through Artificial Intelligence (AI). AI-powered solutions are enabling employees handle customer queries and service requests more efficiently, delivering faster and more consistent responses.

These initiatives are designed to deliver high accuracy and faster resolution, with strong progress already demonstrated. Deployments across credit cards and transaction-related queries have achieved high accuracy while significantly reducing manual effort and response times.

This is enabling a more consistent and reliable service experience at scale. Over time, these abilities have the potential to evolve into a unified enterprise-wide search and servicing capability, unlocking greater productivity and efficiency across the Bank.

CREDIT STP FOR CARDS

Automation and digital workflows are being used to simplify and accelerate credit card processing. The focus has been on increasing the proportion of applications processed end-to-end without manual intervention, while significantly reducing turnaround times.

Early outcomes show meaningful progress, with higher levels of automation and a sharp reduction in processing time—from several hours to near real-time in certain use cases. These improvements are driving efficiency gains while enhancing customer experience.

This creates a strong opportunity to transform credit card acquisition and credit processing into a faster, more seamless and scalable experience.

RETAIL ASSETS AND CREDIT

In Retail Assets, Artificial Intelligence is being applied in multiple areas to improve productivity, credit decisioning, enhance customer experience, complaint management and customer analytics.

1. **The Business Rule Engine** enables intelligent, real-time credit decisioning, instant loan approvals across customer segments, including NTB customers, and automated CPV, reducing manual intervention and enhancing customer experience.

2. **AI-powered document processing** has improved accuracy, reduced processing time, and accelerated disbursements through scan-based validation of pre-disbursal documents.

3. **AI-driven lead nurturing,** a key initiative under implementation, improves digital conversions by engaging customers who drop off during application journeys through Voice Bots that provide real-time assistance and personalised support.

4. **Another significant initiative being implemented is Project CQR,** through which AI integrated with CRM, transforms grievance management by understanding customer intent, auto-classifying complaints and enabling faster resolutions through continuous learning.

5. **AI is also powering advanced customer analytics —** identifying the right customer, channel, product offering, personalised communication, lead prioritisation and behavioural insights, including digital engagement and drop-off patterns.

This has enabled real-time credit decisions, faster disbursement, improved operational efficiency, and highly personalised customer journeys, building a smarter and future-ready banking ecosystem.

TRADE PROCESS REENGINEERING

Artificial Intelligence is being leveraged to simplify and reengineer operations, significantly reducing manual effort while improving speed and accuracy.

HDFC Bank has already made strong progress, enhancing trade processing accuracy and efficiently handling higher transaction volumes. These capabilities are now being scaled across the network, enabling a more consistent, standardised and scalable operating model.

A key milestone has been the pan-India rollout of advance remittance for import payments. Here, Generative AI is used to extract key fields from customer documents, seamlessly rendering data into trade system. The solution has achieved high confidence levels in data extraction and is being progressively extended to additional trade products.

The Bank is developing Agentic AI capabilities platform that can intelligently identify required documents, support decision-making, and drive all subsequent processing of trade transactions. This evolution is expected to significantly reduce human intervention and enhance straight-through processing. HDFC Bank is also exploring opportunities across its operational areas such that it leverages the capabilities of AI for delivering the best and speed in handling transactions to customers.

Together, these advancements present a significant opportunity to redefine services—making them faster, more efficient, and better aligned with evolving customer needs while establishing a future-ready operating model.

MSME AND WORKING CAPITAL

Artificial Intelligence, together with digital and analytics, is helping streamline processes and improve productivity for small and medium enterprises, particularly in working capital solutions.

The focus has been on reducing turnaround time and enhancing credit delivery efficiency. Early outcomes demonstrate a meaningful reduction in processing timelines alongside improved productivity and disbursement efficiency.

These improvements are also enabling relationship teams to focus more on customer engagement and business growth. The opportunity ahead lies in reimagining small business banking with more responsive, scalable and customer-centric solutions.

WHAT'S INSIDE



Online version of the report can be accessed here

WHOLESALE BANKING



RETAIL BANKING



TREASURY



OUR PERFORMANCE

Balance Sheet Size
(₹ Cr)

39,10,199

43,64,886

43,64,886
↑**11.6%**

FY25   FY26



Key Financial Highlights

Profit After Tax
(₹ Cr)

74,671
↑**10.9%**

67,347   **74,671**

FY25   FY26



Earnings Per Share
(₹)

48.62
↑**10.1%**

44.15   **48.62**

FY25   FY26

Dividend Per Share
(₹)

15.50^

11.00   **15.50^**

FY25   FY26



(^Special Interim Dividend: ₹2.5 and Proposed Dividend: ₹13.0)

Strengthening Our Core

Deposits
(₹ Cr)

31,05,250
↑**14.4%**

FY26   **31,05,250**
FY25   27,14,715

Advances
(₹ Cr)

29,37,166
↑**12.1%**

FY26   **29,37,166**
FY25   26,19,609



Creating Long-term Value

Return on Equity
(%)

14.3

14.6   **14.3**

FY25   FY26

Return on Assets (Average)
(%)

1.94

1.91   **1.94**

FY25   FY26



Leading a Digital -First Era

98%
Of all Financial Transactions are Digital,
One of the Highest Globally

Performance at a Glance



Profitability
74,671
(₹ Cr)

Growth
11.6%
(Balance Sheet Growth)

Asset Quality
1.15%
(GNPA)

Efficiency
38.0%
(Cost-to-Income Ratio)

Shareholder Value
14.3%
(RoE)



ABOUT THE REPORT

The Integrated Annual Report for FY 2025-26 presents a comprehensive overview of HDFC Bank's (hereinafter referred to as "the Bank," "we," "us," and "our") approach to delivering long term value for all its stakeholders including customers, shareholders, regulators, employees, investors, and the larger community. In addition to the annual financial performance, the report highlights the Bank's progress on strategic priorities, sustainability initiatives, and non financial performance. It details the Bank's operating context, disciplined risk management, robust governance practices, and the ESG focus areas that steer decision making and value creation. The report showcases the initiatives that foster a people-first culture, accelerate innovation-driven technology adoption, and strengthen execution excellence, all of which underpin consistent, sustainable growth.

REPORTING PRINCIPLES AND FRAMEWORK

The financial information presented in this report is in line with the requirements of

- The Companies Act, 2013 (including the rules made thereunder)
- The Companies (Accounting Standards) Rules, 2021
- The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015
- The Banking Regulation Act, 1949 and other relevant Reserve Bank of India (RBI) regulations

The preparation of this report draws on the principles of the Integrated Reporting <IR> Framework issued by the IFRS Foundation and incorporates disclosures aligned with leading standards and frameworks. These include the Global Reporting Initiative (GRI) Standards (2021), the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, the Business Responsibility and Sustainability Report (BRSR) requirements, and the United Nations Sustainable Development Goals (UN SDGs).

During the reporting period, the Bank has not revised or restated any information presented in the Integrated Annual Report 2024-25.

MATERIALITY AND SCOPE

This report presents information relevant to all stakeholders and offers a comprehensive view of the Bank's operations and performance. It highlights topics that meaningfully influence the Bank's capacity to generate long-term value and may inform the decisions of providers of financial capital.

In FY 2025-26, the Bank undertook a review of its material matters through a double materiality assessment in line with the GRI Universal Standards 2021. Details of the GRI-aligned topics and corresponding disclosures are available in the GRI Content Index included within this report. This reassessment considered both the impact of the Bank's operations and value chain on the environment and society, and the impact of the external operating environment, including regulatory

expectations, emerging industry developments, and the evolving risk landscape, on the Bank's financial performance.

Refer to the 'Materiality' section on Page 66 for more information

REPORTING BOUNDARY

The non-financial disclosures in this report present the Bank's activities and performance on a standalone basis for the period of April 1, 2025, to March 31, 2026. Unless otherwise stated, the sustainability disclosures presented in this report cover HDFC Bank Limited and all operations under the Bank's operational control. The previous edition of the report covered the period April 1, 2024, to March 31, 2025. The Integrated Report for FY 2024-25 is available for reference here.

ASSURANCE STATEMENT

Reasonable assurance on the BRSR Core KPIs and limited assurance on select indicators presented in the BRSR and the Integrated Annual Report has been undertaken by SGS India Pvt. Ltd. The assurance engagement was carried out in accordance with ISAE 3000 (Revised) and ISAE 3410. The assurance statements included in this report have been prepared in line with SEBI's BRSR Core Framework for assurance, BRSR Reporting Guidelines and the Greenhouse Gas Protocol standards. The statements outline the scope of review, assessment criteria, procedures performed, and the resulting reasonable assurance opinion or limited assurance conclusion, as applicable.

RESPONSIBILITY STATEMENT

The content presented in this report has undergone review by the Bank's senior management and has been formally reviewed and approved by the Board of Directors. This process ensures that the information disclosed is accurate, complete, and aligned with the principles and requirements of the Integrated Reporting <IR> Framework.

GOVERNANCE OVER INTEGRATED REPORTING PROCESS

The FY 2025-26 Integrated Annual Report is the outcome of a comprehensive, organisation-wide exercise led by the Group Executives and overseen by the Board, reflecting the Bank's commitment to integrated thinking. The report articulates the Bank's value creation approach, considering its operating landscape, external influences, and strategic objectives across the short, medium, and long term.

Prepared in alignment with the Integrated Reporting <IR> Framework, the report presents the Bank's performance in relation to this value creation model. Under the leadership of the Group CFO, its development is informed by extensive engagement with multiple business units and deliberations at Board and committee meetings. Following several iterations and internal reviews, the CFO and Senior Management validate the accuracy and completeness of the document before submitting it for approval by the Board of Directors.

OUR PURPOSE

"We exist to help every Indian make better money choices, today and tomorrow"

Integrated thinking and delivering on our purpose

How We Create Value

Short-, medium and long-term Outlook → Devising our 10 Strategic Pillars

Board Committees → Adopting Transparent, Accountable Governance

Business Segments → Our agile, informed and holistic Business model

What Impacts Value Creation

Our Operating Context

Dynamic External Environment

Stakeholder Priorities

Risks



Customers



Employees



Community



Investors



Government & Regulatory Bodies



Suppliers

Opportunity

Our 16 key Material topics

The Value created, preserved or depleted through our business activities across the 6 capitals as per the <IR> framework

Financial Capital

FC

We ensure consistent shareholder returns through robust financial practices, utilising customer deposits, shareholder equity, retained earnings, and external borrowings.

Manufactured Capital

MC

Our pan India network of banking outlets, offices, ATMs, and touchpoints, along with strong IT infrastructure and security measures, engages stakeholders and supports growth through financial inclusion initiatives.

Human Capital

HC

Our people are our greatest asset. Through innovation, collaboration, and inclusivity, we empower their growth and well-being, driving exceptional service and success.

Intellectual Capital

IC

We leverage innovative technology for operational efficiency and competitive edge, built on deep expertise, agile systems, and the Group's esteemed reputation.

Social & Relationship Capital

SRC

Building trust based stakeholder relationships is key to our success. We responsibly contribute to the economy, cultivating long-term relationships with customers, partners, merchants, and the community.

Natural Capital

NC

We rely on natural resources like energy and water to run our business and deliver services. We manage waste and minimise our environmental impact on climate and ecosystems.

Our Integrated Reporting Process

Integrated Reporting <IR> Framework and other reporting standards → Report Compilation ← Risks, Opportunities, Strategy and Performance of the Company



Assurance Model → Validating integrity of the Report ← Board and Senior Management Review



Senior Management Sign-off → Integrated Report Approval ← Board Approval





OUR STRENGTHS THAT SUSTAIN PERFORMANCE



STRENGTHENING HUMAN CAPITAL

26.6%
WOMEN IN WORKFORCE

1.36 crore+
LEARNING HOURS

2,11,178
TOTAL EMPLOYEES



A BRAND BUILT ON TRUST AND TRANSPARENCY

$47.51 billion*
BRAND VALUATION

82nd percentile
S&P CORPORATE SUSTAINABILITY ASSESSMENT

70
BOTTOM UP NPS SCORE

*As per Kantar BrandZ 2026 Most Valuable Global Brands



LEADING A DIGITAL-FIRST ERA

98%
OF ALL FINANCIAL TRANSACTIONS ARE DIGITAL, ONE OF THE HIGHEST GLOBALLY

4.9 crore+
MONTHLY ENGAGEMENTS ON HDFC BANK ONE PLATFORM

99%
PERSONAL LOANS ORIGINATED DIGITALLY

OUR EDGE

We empower one of India's largest talent pools to drive sustained performance.

Robust governance and strong compliance protect stakeholders and ensures transparency.

Cutting-edge architecture and advanced in-house AI capabilities drive a secure, intelligent, and seamless digital experience at scale.







STRONG FINANCIALS

₹29,37,166 crore
ADVANCES

₹31,05,250 crore
DEPOSITS

1.15%
GROSS NPA

19.7%
CAPITAL ADEQUACY RATIO

1.94%
RETURN ON AVERAGE ASSETS

COMMITTED TO A SUSTAINABLE FUTURE

₹1,316.18 crore
SPENT ON CSR INITIATIVES

10.77 crore
LIVES IMPACTED

27.84%
FINANCING TOWARDS GREEN AND SOCIAL SECTORS

15.86%
SHARE OF RENEWABLE ENERGY IN ELECTRICITY MIX (UP FROM 0.39% IN FY24)

ENABLING ACCESS

2.52 lakh+
VILLAGES WHERE THE BANK IS PRESENT

4,175
CITIES/TOWNS COVERED

9,689
BRANCHES (INCLUDING 5 OVERSEAS BRANCHES AND 9 DBUs)

21,172
TOTAL ATMS + CASH RECYCLER MACHINES

14,400
TOTAL BUSINESS CORRESPONDENTS

Prudent risk management and strong capital buffers enable consistent financial performance.

Committed to carbon neutrality in our operations by FY 2031-32.

Extensive distribution network combining both physical and digital channels to provide a seamless customer experience.



A YEAR OF CHANGE, GROWTH AND RESILIENCE

Keki M. Mistry

Interim Part-time Chairman and
Non-Executive (Non-Independent) Director

AT HDFC BANK, WE HAVE BUILT A STRONG DIGITAL FOUNDATION OVER THE YEARS. TODAY, THE NATURE OF CAPABILITY BUILDING ON THIS FOUNDATION IS EVOLVING. ARTIFICIAL INTELLIGENCE, PARTICULARLY GenAI, IS EMERGING AS A DEFINING FORCE IN THE NEXT PHASE OF BANKING.

Dear Stakeholders,

Greetings!

I am happy to present the Integrated Annual Report of the Bank for the Financial Year 2025-26.

This Financial Year was unusual. Unusual - whether it was tariffs or geopolitics with consequent fallout on the global economy. While the tariffs at the beginning of the year resulted in substantial changes in global trade engagement, the situation in West Asia resulted in the global economy receiving another shock. The difficult situation in West Asia continues.

In the year 2025, global growth was supported by the frontloading of exports, easing trade tensions and increased investments in AI and technology. Furthermore, expansionary fiscal and monetary policies supported economic activity during the year. Going by the IMF estimates, global GDP grew by 3.4 per cent in 2025 compared to 3.3 per cent in 2024. Inflation, on the other hand, averaged at 4.1 per cent in 2025 lower than 5.8 per cent in 2024. The comfortable inflation position enabled major central banks to continue monetary easing during the year.

Looking ahead, the IMF estimates global GDP growth at 3.0 per cent in 2026, lower than 3.4 per cent in 2025. The disruption caused by the US-Iran conflict is expected to weigh on global growth in 2026. The economic impact of the conflict, however, could ease going forward if US and Iran work towards a durable peace deal.

The Indian economy, although exposed to these challenges, held firm with GDP growth estimated at 7.7 per cent in the Financial Year 2025-26, compared to 7.1 per cent in the previous year. This has been supported by strong domestic demand conditions, easing inflationary pressures, accommodative monetary policy and sustained public investment. GST rate cuts during the third quarter of the year added further impetus to consumer demand.

Inflationary pressures moderated significantly during FY 2025-26, with headline retail inflation averaging 2.1 per cent during the year. Lower food inflation, easing supply-side pressures, and indirect tax reductions contributed to the moderation in prices. On the policy front, the RBI continued to support growth, through, not only monetary easing but also durable liquidity injection.

This year, both the RBI and the Government have pro-actively managed the fallout from the West Asia conflict. More recently, the central bank and the Government delivered a coordinated response and announced several measures to shore up capital flows. These measures were a mix of short-term remedies and more substantial structural reforms, including the removal of long-term and short-term capital gains tax on investments by foreign entities in government debt instruments. These measures are likely to boost confidence of foreign investors and therefore improve foreign investments.

Looking ahead, FY 2026-27 GDP growth is estimated at 6.6 per cent by the RBI while inflation is expected to inch up towards 5.1 per cent on account of the energy shock. A de-escalation in the West Asia conflict will bode favourably for India's macro-outlook for FY 2026-27. The continued momentum in economic activity, increase in credit demand, reduction in energy costs and a stable rupee are measures that are likely to support growth. While the monsoon forecast remains an area to watch, it may have some bearing on the overall growth and inflation trajectory for the year.

MERGER SYNERGIES

Three years ago we concluded the merger of HDFC Limited with and into HDFC Bank. As you're aware this transformed the HDFC Bank Group into one of the leading financial services conglomerates in India. At the heart of this merger has been, marrying the expertise of the home loan product with the Bank's reach and technology. I am happy to say that many of the merger related synergies are progressing well. Cross sell is at a healthy level and we continue to work towards realising its potential on an ongoing basis over the long term.

I remain highly optimistic about the long term prospects of the housing sector in India which will have a positive cascading effect on lending institutions.

I am a firm believer that the housing sector has a multiplier effect on the economy and is a major employment generator with linkages to nearly 300 industries, both in terms of direct and indirect jobs created. The Government in the last few years has kept this sector in sharp focus in its policy formulations and has supported it through a conducive framework.

Following the merger, HDFC Bank today has one of the largest home loan portfolios in the country. Going forward, supported by rapid urbanisation trends, inherent demand for housing and a favourable institutional framework, the Bank is well positioned to maximise on market opportunities.

FINANCIAL PERFORMANCE

Your Bank has continued to grow in a year that presented a challenging economic environment, globally and domestically. It reported an improved performance across most of the key parameters. The details of the Bank's performance are captured



CHAIRMAN'S MESSAGE

in this report. FY 2025-26 was also a year that marked a proud milestone for the Bank - 30 years of listing marked by a special event at the National Stock Exchange (NSE).

GOVERNANCE

HDFC Bank continues to strengthen its position as one of India's most trusted financial institutions. The Bank further consolidated its post-merger position, operating with the heightened responsibility associated with its scale, stability, and market expectations.

The Board continued its focus on transparency, accountability, and disciplined decision-making, ensuring that governance remains a strength for a systemically important institution.

The special interim dividend and the bonus shares issued by the Bank enhanced market liquidity, broadened investor participation, and reaffirmed the Bank's commitment to equitable value distribution.

The successful listing of the Bank's NBFC subsidiary, HDB Financial Services Limited through an Initial Public Offering (IPO), enabling it to comply with RBI regulations, was a significant milestone in the history of the HDFC Bank Group. The IPO process initiated in the previous financial year was successfully concluded with the listing of the shares of the company on July 2, 2025, making it the fourth company to be listed in the Group.

CORPORATE EVENT

As several of you may be aware, Mr Atanu Chakraborty, resigned as the Part-time Chairman and Independent Director of the Bank, with effect from the close of business hours on March 18, 2026 which led to speculation on the Bank's governance standards.

AS WE SCALE, WE REMAIN MINDFUL OF THE RESPONSIBILITY THAT ACCOMPANIES THIS PROGRESS. EVEN AS WE ADOPT EMERGING TECHNOLOGIES, THE BANK REMAINS ANCHORED IN THE PRINCIPLES OF TRUST, GOVERNANCE AND TRANSPARENCY, ENSURING THAT INNOVATION IS BOTH RESPONSIBLE AND ALIGNED WITH CUSTOMER EXPECTATIONS.

Upon accepting the resignation of Mr. Chakraborty, the Bank acted swiftly to announce the appointment of an interim Part-time Chairman on March 18, 2026, with the approval of the Reserve Bank of India. In my capacity as the interim Part-time Chairman of HDFC Bank, I, together with the Board of the Bank, would like to assure you that the Bank remains strongly rooted in strong corporate governance principles and values. We would like to take the opportunity to thank the regulators, especially the Reserve Bank of India for their support in ensuring an orderly transition.

The Board of Directors also proactively appointed external law firms, both domestic and international, for the purpose of reviewing and evaluating whether any concern was evident as raised in the statement made by Mr. Atanu Chakraborty in his resignation letter. In this connection, the Board also constituted a Special Committee comprising solely of Independent Directors, to provide oversight on the legal review and ensure appropriate and timely flow of information between the Bank and the law firms, in relation thereto.

The Bank on June 26, 2026, received the findings of the external law firms which was duly intimated to the stock exchanges.

As always, we remain fully committed to maintaining the highest standards of transparency, accountability and oversight. Any matter that warrants review or attention will continue to receive careful consideration, guided by established processes and the long-term interests of shareholders and other stakeholders.

AI WITH GUARDRAILS

At HDFC Bank, we have built a strong digital foundation over the years. Today, the nature of capability building on this foundation is evolving. Artificial Intelligence, particularly GenAI, is emerging as a defining force in the next phase of banking.

Our approach has been deliberate and measured. We see AI not as a standalone capability, but as an embedded capability that will increasingly influence how banking services evolve. This calls for a focus on building systems that can adapt, learn and improve over time, supported by a unified, in-house foundation, 'Neev', that enables consistency, scale and the disciplined rollout of capabilities across the Bank through structured programmes.

As we scale, we remain mindful of the responsibility that accompanies this progress. Even as we adopt emerging technologies, the Bank remains anchored in the principles of trust, governance and transparency, ensuring that innovation is both responsible and aligned with customer expectations.

We are building for a new age of banking with clarity and purpose—rooted in strong foundations, guided by discipline and focused on long-term value creation.

CYBERSECURITY

Cybersecurity continues to be an important area of focus for HDFC Bank as it expands digital services and customer interactions. The Bank follows a structured information security framework that includes periodic risk assessments, vulnerability scanning, and continuous monitoring to manage technology related risks across key systems.

Cybersecurity forms a core part of the Bank's long-term governance agenda, helping maintain service reliability, regulatory alignment, and the continued safety of customer data in a rapidly changing digital landscape.

SOCIETAL IMPACT

Our CSR initiatives under Parivartan focus on creating meaningful and measurable impact within communities, helping them become more self-reliant and future-ready. Our programmes span six key focus areas of Rural Development, Promotion of Education, Skill Development and Livelihood Enhancement, Healthcare & Hygiene, Natural Resource Management, and Financial Literacy & Inclusion.

Today, our CSR footprint extends across all 28 States and 8 Union Territories of India, with projects being implemented in partnership with NGO partners, local administrations, and community institutions. These collaborations help ensure that our interventions are locally relevant, scalable, and capable of delivering sustainable long-term impact.

Our flagship initiative, Holistic Rural Development Programme (HRDP), has expanded its reach to over 11,000 villages across the country. Through an integrated approach encompassing water stewardship, agriculture, livelihoods, education, healthcare, sanitation, and community infrastructure, the programme seeks to improve quality of life while fostering rural ecosystems.

Beyond scale, Parivartan has focused on reaching communities in remote and hard-to-reach geographies. In keeping with our commitment to inclusive development and ensuring that no community is left behind, the programme has extended its reach to 498 border villages, helping improve access to opportunities and enabling sustainable development outcomes.

Our collective efforts over the years contributed to creating meaningful and measurable change, positively impacting over 10.7 crore lives, both directly and indirectly.

APPOINTMENT OF REGULAR PART-TIME CHAIRMAN

I am pleased to share that the Board of Directors of the Bank at its meeting held on June 29, 2026 appointed Mr. Rajiv Kumar as a Part-time Chairman and Independent Director of the Bank, subject to approval of RBI and shareholders respectively, marking an important step in our governance journey.

It gives me immense please to welcome Mr. Kumar to the HDFC Bank Board. Mr. Rajiv Kumar is a seasoned public policy leader and financial services sector reformer who has many steller accomplishments to his credit, particularly in the financial services sector.

In light of this development, my tenure as Interim Part-time Chairman will soon conclude, and I look forward to supporting a seamless transition.

CONCLUSION

As custodians of a proud legacy, we carry forward our responsibilities with humility and purpose.

Our teams remain committed to operating excellence and to customer service. Our confidence comes from knowing that our governance systems, values and people enable us to address challenges responsibly, learn continuously, and emerge stronger.

I extend my gratitude to our customers for their continued support. As a Bank we remain focused on serving them even better. We also thank the RBI, SEBI and other regulators for their constant support and guidance. The collaborative relationship we share with our regulators has enabled us to innovate responsibly, uphold the highest standards of governance, and contribute meaningfully to the nation's development. We look forward to their continued support as we strive to achieve new milestones while upholding the principles of trust, transparency, and accountability.

I would also like to express my sincere appreciation to the Bank's leadership team and all our colleagues for their unwavering dedication and professionalism. Having been associated with the Group for over four decades, my faith in its people, culture and capabilities is immense and I believe it to be the foundation of many significant milestones that lie ahead of the organisation.

Warm regards,

Keki M. Mistry

Interim Part-time Chairman and Non-Executive (Non-Independent) Director



MESSAGE FROM THE MD & CEO

GROWING IN A CHALLENGING ECONOMIC ENVIRONMENT

Sashidhar Jagdishan
Managing Director & Chief Executive Officer
HDFC Bank Limited

YOUR BANK DEMONSTRATED STRONG PERFORMANCE ACROSS KEY PARAMETERS. ADVANCES GREW AT A HEALTHY 12.1 PER CENT COMPARED TO PREVIOUS YEAR'S GROWTH RATE OF 5.4 PER CENT, RETAINING OUR FOCUS ON PROFITABLE GROWTH. DEPOSIT GROWTH RATE AT 14.4 PER CENT HAS BEEN FASTER THAN THAT OF THE SYSTEM AGAIN.

Dear Stakeholders,

Warm greetings to all of you.

The Financial Year 2025-26 has been a challenging one for the world as well as India.

It was characterised by disruptions, be it in trade policy, energy markets, supply chains or capital flows. The uncertainty over tariffs led to disruptions in trade policy, and geopolitical tensions, particularly those in West Asia, caused supply chain shocks resulting in elevated energy prices. Cumulatively, these developments put a downward pressure on the Indian currency.

On the whole, the Indian economy held firm despite such challenges and continued to remain one of the fastest growing major economies. I am also happy to state that your Bank reported healthy performance even in this period. Let me now elaborate further on the economy and the Bank's performance.

MACROECONOMIC ENVIRONMENT

Against an increasingly uncertain global backdrop marked by persistent geo-political tensions, trade-related disruptions and volatile commodity prices, the Indian economy continued to demonstrate notable resilience during fiscal 2025-26. While global growth remained uneven across advanced and emerging economies, India sustained its position as one of the fastest growing major economies, supported by strong macroeconomic fundamentals, policy stability and resilient domestic demand.

India's GDP growth remained above the 7.0 per cent mark for the third consecutive year, with growth at 7.7 per cent in fiscal 2025-26. Economic activity was supported by continued public sector capital expenditure, expansion in manufacturing and construction activity, and the sustained strength of the services sector. Importantly, private consumption gained momentum and became more broad-based during the year, aided by low inflation, monetary easing, comfortable liquidity conditions and policy measures including GST rate rationalisation. Rural demand also showed signs of recovery alongside resilient urban consumption trends. As a result, private consumption growth increased to 7.7 per cent in fiscal 2025-26, compared with an average growth of 5.8 per cent during the previous two years.

The improvement in domestic demand conditions translated into healthy credit expansion across the banking system. System credit growth stood at 14.1 per cent at the end of fiscal 2025-26, led by steady growth partly in retail lending and continued momentum in the MSME segment. System deposit growth also improved meaningfully to 11.5 per cent from 10.6 per cent in the previous year, reflecting stronger financial savings mobilisation and improving liquidity conditions.

On the monetary policy front, the Reserve Bank of India (RBI) adopted a supportive stance to preserve growth momentum amidst external uncertainties. During the fiscal year, the RBI reduced policy rates by 100 basis points and infused durable liquidity amounting to ₹13.8 lakh crore into the banking system. Measures including the reduction of the Cash Reserve Ratio to 3.0 per cent, open market operations and other liquidity enhancing interventions helped maintain orderly financial conditions and supported credit transmission.

Looking ahead, the global macroeconomic environment remains challenging. The lingering impact of the West Asia conflict could weigh on global growth and inflation. In addition, the turn towards monetary tightening by major central banks remains a risk for global liquidity and growth. Moreover, volatility in financial markets due to AI related capital flows, any re-emergence of tariff risks or geopolitical tensions remain key risks ahead. Reflecting these headwinds, the IMF estimates global growth at 3.0 per cent in 2026, lower than 3.4 per cent in 2025.

Despite these uncertainties, India's growth outlook remains favourable. Proactive policy measures by both the Government and the RBI are also expected to help mitigate external risks to India's macroeconomic stability, including pressures on the current account and exchange rate.

That said, weather related disruptions like El-Nino along with possibility of a below normal monsoons pose a risk for both the growth and inflation outlook in 2026-27. The RBI estimates India's GDP growth at 6.6 per cent and inflation at 5.1 per cent for fiscal 2026-27.

For the banking sector, the evolving environment presents both opportunities and challenges. Strong domestic economic fundamentals, sustained retail and MSME credit demand, policy support measures and the Government's emphasis on strengthening domestic manufacturing are expected to support credit growth going forward. At the same time, risks from global trade fragmentation, geo-political tensions and external financial market volatility warrant continued vigilance and prudent risk management across the sector.

While there could be short-term concerns, I remain positive about India as an enduring long term growth story. Our country enjoys political stability, policy continuity, a demographic advantage and the ability to operate effectively during times of turbulence. Policy continuity has been manifest in the renewal of the inflation targeting framework for another five years till March 31, 2031. In the last three and a half years, the Indian government has signed nine Free Trade Agreements (FTAs) covering 38 developed economies to foster access to markets that represent a large share of the global GDP.

OUR PERFORMANCE

I am happy to report that in the last financial year, your Bank witnessed healthy growth while maintaining its traditionally strong asset quality.



MESSAGE FROM THE MD & CEO

Net revenue (net interest income plus other income) for the year ended March 31, 2026, was at ₹1,91,218.6 crore as against ₹1,68,302.4 crore in the previous year. Profit after tax for the year ended March 31, 2026, was ₹74,671.3 crore, up by 10.9 per cent over the year ended March 31, 2025. Net interest margin (as percentage of average assets) was at 3.34 per cent.

Your Bank's total balance sheet size increased by 11.6 per cent to ₹43,64,886 crore from ₹ 39,10,199 crore on March 31, 2025. Advances stood at ₹29,37,166 crore, representing an increase of 12.1 per cent over March 31, 2025. Total Deposits rose by 14.4 per cent to ₹31,05,251 crore from ₹27,14,715 crore.

I am also pleased to report that the Board of Directors recommended a final dividend of ₹13.0 per equity share of ₹1.0 each, for the year ended March 31, 2026, subject to shareholder approval at the forthcoming annual general meeting. In the year under review HDFC Bank issued its first ever bonus equity shares in the proportion of 1:1. Total dividend per equity share for the Financial Year 2025-26 is ₹15.50 including special interim dividend of ₹2.50 per equity share (adjusted for bonus issue).

POSITIVE TRAJECTORY

Your Bank demonstrated strong performance across key parameters. Advances grew at a healthy 12.1 per cent compared to previous year's growth rate of 5.4 per cent retaining our focus on profitable growth. Deposit growth rate at 14.4 per cent has been faster than that of the system again.

The growth in profit after tax was at 10.9 per cent and EPS growth was at 10 per cent. Cumulative repo rate cuts of 1.25 per cent between February 2025 and December 2025 led to repricing of both, assets and liabilities. Since assets repriced faster than deposits there has been an impact on Net Interest Margin (NIM). Despite the lower NIMs, the return on assets continued to be stable at 1.9 per cent mainly due to cost efficiencies.

MERGER

As you are aware, post the merger of HDFC Ltd. with HDFC Bank, the HDFC Bank Group has several key subsidiaries with businesses in life as well as general insurance, mutual funds and brokerage, positioning it as a well-diversified financial services conglomerate.

We are now three years into the merger. The mortgage business continues to become stronger and we are among the top two players in the country in the mortgage business. The Bank has been able to open savings bank accounts for over 95 per cent of the new to bank home loan customers by the time of disbursement. Cross sell is at a healthy level and we continue to work towards realising its potential on an ongoing basis. The Bank remains committed to ensuring that customers are not

only able to fulfil their aspiration of home ownership but are also financially protected against unforeseen risks throughout the loan tenure.

During the last financial year, the Bank saw 35 per cent of the customers who took a home loan, opt for the Credit Protect Life Insurance policy. This provides a financial safety net by helping families meet outstanding loan obligations in the event of the borrower's demise, safeguarding the customer's home ownership journey. Similarly, 26 per cent of customers who availed of a home loan during Financial Year 2025-26 also availed of Property Insurance policies.

Given the long term nature of the mortgage loan relationship, we are well placed to cater to our customers through their lifecycle through a comprehensive range of products and services, in line with their requirements.

CORPORATE DEVELOPMENT

Towards the end of the Financial Year 2025- 26, the Bank faced a challenging event with the resignation of Mr. Atanu Chakraborty, Part-time Chairman and Independent Director of the Bank, on March 18, 2026. The Bank moved quickly and appointed Mr. Keki Mistry as interim Part-time Chairman and Non-Independent Director of the Bank, effective March 19, 2026, with approval from RBI.

The statement mentioned in Mr. Chakraborty's resignation letter led to questions about governance standards at the Bank. Members of the Board, on the day following Mr. Chakraborty's resignation addressed and updated analysts and media, that in their discussions with Mr. Chakraborty, he did not mention any happenings or practices that were not in congruence with his personal values and ethics.

To reinforce the robust governance standards of the Bank, the Board of Directors of the Bank took the proactive step of appointing external law firms to conduct a review regarding the statement made by Mr. Chakraborty in his resignation letter. Since the ADRs of the Bank are listed on NYSE, the Board considered it prudent to engage both, domestic and international law firms for the purpose of this review.

Towards the above, the Board also constituted a Special Committee comprising solely of Independent Directors, to provide oversight on the legal review and ensure appropriate and timely flow of information between the Bank and the law firms, in relation thereto.

This exercise involved review of voluminous minutes, materials, communications, and interviews of all the Independent Directors and several members of senior management including myself and heads of certain control and assurance functions. The period under consideration for review was two years preceding Mr. Chakraborty's resignation.

The Bank on June 26, 2026, shared the findings of the external law firms which, in essence was that Mr. Chakraborty's statement in his resignation letter and its implications were not substantiated by the record reviewed and witness interviews.

CORPORATE GOVERNANCE

Your Bank remains committed to the highest standards of corporate governance. We continued to enhance our internal frameworks and refresh key control processes as a part of the organisation's journey.

Our subsidiaries have played a pivotal role in the HDFC Bank Group emerging as a comprehensive financial services conglomerate. During the year, we placed greater emphasis on ensuring each entity operates with strong governance foundations, strategic clarity, and a unified approach to risk and conduct. Engagements under the Inter-Regulatory Forum provided valuable cross-entity insights, helping us drive greater standardisation across governance frameworks and strengthen alignment on key oversight themes.

The year also witnessed a major milestone with the successful Initial Public Offering (IPO) of our subsidiary - HDB Financial Services Limited, culminating in its listing on July 2, 2025, ensuring timely compliance with regulatory requirements.

We also remained focused on enhancing risk preparedness across the Group, accelerating initiatives to uplift internal monitoring systems, refresh control frameworks and deepen our already robust compliance capabilities.

TECHNOLOGY

Technology is increasingly at the centre of how we build and operate the Bank. During the past year, we have embedded intelligence directly into systems, workflows and decision-making, instead of treating it as a stand-alone capability. Moreover, we have strengthened the foundational architecture, resilience and execution capabilities that support the Bank's day-to-day operations at scale. Technology today is not just enabling growth; it is helping us raise customer service standards, improve reliability and security while responding faster to customer needs.

A key enabler has been the development of our in-house foundational, platform-led model, Neev. This provides a unified base for developing and deploying AI capabilities across the Bank, ensuring consistency, reuse and alignment with enterprise standards. This has helped us strengthen our AI capabilities and embed them more deeply across the organisation.

While AI is being used across the organisation, I would like to mention in particular how AI-powered solutions are helping employees to deliver faster and more consistent answers to customer queries. It is also being applied in multiple areas

DURING THE PAST YEAR, WE HAVE EMBEDDED INTELLIGENCE DIRECTLY INTO SYSTEMS, WORKFLOWS AND DECISION-MAKING, INSTEAD OF TREATING IT AS A STAND-ALONE CAPABILITY.

in Retail Assets resulting in improved credit decisioning and productivity, and in Trade Operations, where AI-assisted classification is enabling quicker, more accurate processing of trade transactions at scale.

We have also continued to fortify our core digital platforms and delivery capabilities. Our new in-house engineered NetBanking and Mobile Banking platforms are now delivering simpler, more intuitive and secure experiences for customers, while providing the resilience and scalability required to support the Bank's growing digital footprint. We have also enhanced our digital presence and payments ecosystem, improved reliability and supported higher transaction volumes across channels even as we have expanded our offerings in wealth and other key segments. Behind these customer-facing improvements lie our technology modernisation initiatives spanning from digital channels and payments platforms to data foundations, cloud capabilities and core banking infrastructure, helping us improve execution velocity while maintaining resilience and stability at scale.

The enhanced SmartWealth platform is driving stronger engagement through goal-based investing, multi-language access and simplified reporting. In payments, PayZapp continues to scale while the all-digital Pixel credit card is delivering a seamless digital experience. Our refreshed public website places greater emphasis on accessibility and Indian language content, while enhancements across corporate banking and financial inclusion platforms are improving usability, servicing and access.

At the same time, investments in infrastructure and capability building, including our new Tech and Digital centre in Guwahati, are strengthening operational resilience and delivery capacity while building a future-ready talent pipeline. Supported by our Factory Construct, we can execute multiple strategic programmes in parallel while maintaining the stability, governance and service standards that our customers expect.

More importantly, we are building a bank, that is faster, more resilient and better equipped to serve customers at scale and to build the Bank differently. With conviction, responsible innovation and a unified approach, we are well positioned to capitalise on the AI-first era.



MESSAGE FROM THE MD & CEO

CYBERSECURITY

Over the past year, the Bank has continued to strengthen its cybersecurity posture in an environment where digital threats are becoming more sophisticated and less predictable. Developments in automation, analytics, and emerging AI techniques are influencing both, the way attacks evolve and how they can be detected. In line with this shift, we have begun introducing selective AI-assisted capabilities into our security processes in a phased and responsible manner. These early initiatives are helping improve the speed, context, and accuracy of monitoring, enabling our teams to identify unusual activity earlier and respond with greater clarity.

The modernisation of our Cybersecurity Operations Centre (CSOC) combined with enhanced analytical methods, has improved our visibility into potential indicators of targeted attacks, credentials misuse, or emerging malware behaviours. These evolving capabilities complement our long standing defence-in-depth architecture, which provides layered protection across networks, applications, identities, endpoints, and data, ensuring that multiple safeguards remain active even if a single control is challenged.

The war against cybercrime must be fought outside the Bank's technology boundaries, as the social-engineering threats evolve rapidly. These include realistic digital impersonation techniques and generative content. Our "Vigil Aunty" campaign continues to reinforce safe digital behaviour. Internally, we have strengthened preparedness through expanded simulation exercises, crisis management drills, capability-building programmes, and measured use of AI-based training tools to help teams recognise emerging threat patterns.

WE HAVE DEVELOPED SEVERAL DIGITAL SERVICE JOURNEYS WHICH WE HAVE ENCOURAGED CUSTOMERS TO ADOPT. TURNAROUND TIMES HAVE VASTLY REDUCED DUE TO THE ADOPTION OF THESE JOURNEYS WITH STRAIGHT THROUGH PROCESSING CAPABILITIES.

Across all these efforts, our focus remains steady: safeguarding trust, supporting resilience, and ensuring our security practices evolve responsibly with the technology landscape. The Bank remains committed to maintaining a secure and dependable digital environment as we navigate the opportunities and challenges of an increasingly digital and interconnected future.

CUSTOMER CENTRICITY

Last year I had emphasised that a Service First Culture rests on two pillars - an empathetic organisation empowered with tools to service the customer.

I am happy to share that with the focus on digital first acquisition and service journeys, our ability to serve our customers has increased significantly. We believe that it all begins with a service mindset. To this end, we have developed several digital service journeys which we have encouraged customers to adopt. Turnaround times have vastly reduced due to the adoption of these journeys with straight through processing capabilities. We are well on our way to paperless banking aided by these initiatives.

Our 'Infinite Smiles' programme (NPS or Net Promoter System) continues to be an indicator of customer sentiment which we are committed to listening to, learning from and acting upon. We continue to challenge ourselves with the addition of several new customer episodes to measure NPS each year with the intent of improving customer experience.

Last year, I mentioned about my excitement at the prospect of what GenAI can do to improve customer service. Our early use cases in customer service improvements through GenAI based agentic bots have all shown good traction. We have also started the rollout of our agentic bot to enable our frontline colleagues to have all the latest and right information available with them, to answer and service customer queries.

Cyber frauds and dispute resolution are the two main areas of concern for all of us at the Bank. We are accelerating our investments in AI, improving our communications with the customers and empowering our frontline colleagues with better tools and knowledge to tackle the dispute resolution area. We are confident that we will show a marked improvement in this area going forward.

Branches remain central to driving customer relationships especially in the deeper geographies of the country. The Bank added 234 branches in the Financial Year 2025-26 taking the total number of branches and DBUs to 9,689 as of March 31, 2026.

PEOPLE

As we accelerate the transformation towards becoming a technology-led, customer centric bank, employees need to keep pace. Our focus is on enabling our people to work more productively, and with greater alignment to our customer needs leveraging technology. We are consciously redeploying talent from backend functions, where we are able to bring technology-led efficiencies, to customer-facing roles.

We have a rich and expansive learning and development infrastructure designed to continuously build skills and competencies relevant to changing times. In fact our people invested over 1.36 crore hours in learning and development in FY 2025-26. Today our functional experts across domains are leading the adoption of AI and Agentic solutions. They are reimagining the way we work, redesigning processes, and demonstrating how domain expertise when combined with new-age capabilities can unlock transformative outcomes for the Bank. This shift is towards ensuring that our talent is aligned with the Bank's future needs.

We continue to stay rooted in our culture of inclusion, respect, and diversity of thought. As a part of this, advancing women into middle and senior management roles, remains a focus. The demands of a fast-changing world make it imperative that we sustain a strong focus on holistic wellness—ensuring our employees have the support, resources, and environment they need to thrive professionally and personally.

SUSTAINABILITY AND CSR

Sustainability continues to be an integral part of how we create long-term value and fulfil our role as a responsible financial institution. We are progressively strengthening the integration of environmental, social and governance considerations across our business practices, enabling better informed decision-making and effective management of business risks and opportunities. We are contributing to India's transition towards a more resilient and low-carbon economy by lending to renewable energy, sustainable infrastructure and furthering inclusive growth initiatives.

On the social front, your Bank continues to make significant strides with our programmes impacting the lives of over 10.7 crore people across 28 States, 8 Union Territories. HDFC Bank Parivartan has worked across more than 11,000 villages.

During the Financial Year 2025-26 the Bank continued its work in border villages, bringing the cumulative outreach to 498 villages, aligned with the national priorities under Border Area Development programme and the Vibrant Villages Programme of the Government of India. Our initiatives in these remote and often hard to reach areas cover rural electrification and improvement of basic infrastructure in education and health.

APPOINTMENT OF PART-TIME CHAIRMAN

The Board of Directors appointed Mr. Rajiv Kumar as a Part-time Chairman and Independent Director of the Bank on June 29, 2026, subject to approval of the RBI and the Bank's shareholders. I warmly welcome Mr. Rajiv Kumar as he joins the Bank's Board.

Over the span of a very distinguished career as a public servant, Mr. Kumar has played a transformational role in revitalising banking and financial services sector of the country. He also drove growth-oriented and inclusion-focused initiatives within the financial system.

I and other members of the Board look forward to working closely with him.

I take this opportunity to express sincere thanks to Mr. Keki Mistry for his immense contributions as an interim Part-time Chairman of the Bank.

CONCLUSION

I would like to conclude by stating that I am an incorrigible optimist on the long term prospects of the Indian economy. Even in a globally challenging year, India has continued to remain the world's fastest growing major economy. Your Bank too has continued on an upward path with an increase in advances, deposits, profitability while maintaining its traditionally strong asset quality. We will continue to focus on our risk management framework, leverage technology, particularly AI, for an enhanced customer experience.

The measure of a bank is not only how it performs in favourable conditions but how consistently it serves its customers, communities and shareholders through every cycle. Having delivered on this thus far, we retain our focus on it for the future too.

My heartfelt thanks to our customers for their enduring loyalty.

I would like to thank members of the Bank's Board, our regulators and all other stakeholders for their support.

And above all, I thank my colleagues across the organisation for their unwavering commitment to serving our customers and stakeholders. Their immense dedication and efforts has made possible another year of healthy growth and profitability. We will continue to focus on delivering excellence and sustained stakeholder value creation.

Warm regards,

Sashidhar Jagdishan

Managing Director & Chief Executive Officer
HDFC Bank Limited

BOARD OF DIRECTORS



1 Mr. Keki Mistry
Interim Part-time Chairman
Non-Executive (Non-
Independent) Director
SRC | ISC



2 Mr. M. D. Ranganath
Independent Director
AC | GNRC | RPMC | RCWDI
RCNCB | ITSC | ISC



3 Mr. Sandeep Parekh
Independent Director
CSC | CRNM | GNRC | SRC
RPMC | CAC | PC | RCWDI
RCNCB | ISC



7 Mr. Santhosh Keshavan
Independent Director
ITSC | CSR & ESG





8 Mrs. Renu Karnad
Non-Executive (Non-Independent)
Director
PC | SRC | CSR & ESG | RPMC
FMC | CAC



9 Mr. Sashidhar Jagdishan
Managing Director & Chief
Executive Officer
RCWDI | RCNCB | RPMC | FMC
CSC | ITSC



4 Dr. (Mrs.) Sunita Maheshwari
Independent Director
CSR & ESG | CSC | PC | ITSC



5 Mrs. Lily Vadera
Independent Director
RPMC | AC | SRC | FMC



6 Dr. (Mr.) Harsh
Kumar Bhanwala
Independent Director
GNRC | FMC | AC | CSR & ESG
CRNM





10 Mr. Kaizad Bharucha
Deputy Managing Director
SRC | CSR & ESG | FMC | CSC
CAC | CRNM



11 Mr. V. Srinivasa Rangan
Executive Director
SRC | PC | ITSC | CRNM

LENGTH OF SERVICE OF DIRECTORS ON THE BOARD OF HDFC BANK (YEARS)

<3
3-8
>8

AGE GROUP OF DIRECTORS

<60
60-70
>70

% OF INDEPENDENT DIRECTORS ON THE BOARD OF THE BANK

54.55%

WOMEN DIRECTORS ON THE BOARD

3

AC	Audit Committee
GNRC	Governance, Nomination and Remuneration Committee
SRC	Stakeholders' Relationship Committee
CSR & ESG	CSR & ESG Committee

■ Chairperson   ■ Member

RPMC	Risk Policy and Monitoring Committee
FMC	Fraud Monitoring Committee
CSC	Customer Service Committee
CAC	Credit Approval Committee

PC	Premises Committee
RCWDI	Review Committee for Wilful Defaulter's Identification
RCNCB	Review Committee for Non-Cooperative Borrowers
ITSC	IT Strategy Committee
ISC	Investments Strategy Committee
CRNM	Committee for Resolution of NCLT Matters

Notes:
1. Mr. Atanu Chakraborty resigned as a Part-Time Chairman and Independent Director of the Bank with effect from March 18, 2026.
2. Mr. Bhavesh Zaveri was the Executive Director of the Bank from April 19, 2023 to April 18, 2026.



BOARD OF DIRECTORS



Mr. Keki Mistry
DIN: 00008886
Interim Part-time Chairman and
Non-Executive (Non-Independent) Director

Mr. Keki M. Mistry aged 71 (seventy-one) years, was the Vice Chairman & Chief Executive Officer of Housing Development Finance Corporation Limited prior to its amalgamation with the Bank w.e.f. July 1, 2023.

Mr. Mistry is a qualified Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India. A renowned professional with over four decades of varied work experience in banking and financial services domain, Mr. Mistry is the Chairman of the Primary Market Advisory Committee (PMAC) constituted by the Securities and Exchange Board of India (SEBI). Mr. Mistry is also a member of the Standing Committee on Primary Markets, which has been constituted by the International Financial Services Centres Authority [IFSCA].

Mr. Mistry was also the Co-Chair of the B20 [South Africa 2025] Task Force on Integrity & Compliance. He is also a Chairman of the Governance Committee of Corporate Debt Market Development Fund of SBI Fund Management Ltd. and FICCI's Capital Markets Committee - specialised sub-group on Debt. He had been a member of the Expert Committee constituted by SEBI for facilitating ease of doing business and harmonisation of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (ICDR) with that of SEBI Listing Regulations.

Mr. Mistry holds 21,99,974 equity shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- HDFC Life Insurance Company Limited - Non-Executive Chairman
- Tata Consultancy Services Limited - Independent director
- The Great Eastern Shipping Company Limited - Independent director
- HDFC ERGO General Insurance Company Limited (Debt Listed) - Non-Executive Chairman



Mr. M. D. Ranganath
DIN: 07565125
Independent Director

Mr. M. D. Ranganath, aged 64 (sixty-four) years, has over 33 (thirty-three) years of experience in the Global IT services and financial services industry. Mr. Ranganath is a PGDM from IIM Ahmedabad. He holds Master's degree in Technology from IIT Madras and a Bachelor's degree in Engineering from the University of Mysore. He is a member of CPA, Australia.

He is currently the Chairman of Catamaran Ventures LLP. He was Chief Financial Officer of Infosys Limited, a globally listed company, till November 2018.

During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning culminating in the role of Chief Financial Officer and worked closely with the Board of Infosys and its Committees in formulating and executing its strategic priorities. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication based on a poll of buy side and sell side investor community.

Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning. Mr. Ranganath is on the board of Indian Institute of Management, Bangalore. He is a member of CII corporate governance council and GIFT city's advisory committee on funds management.

Mr. Ranganath does not hold any shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- 3M India Limited - Independent Director



Mr. Sandeep Parekh
DIN: 03268043
Independent Director

Mr. Sandeep Parekh, aged 54 (fifty-four) years, holds an LL.M. (Securities and Financial Regulation) from Georgetown University Law Center and an LL.B. from the University of Delhi. He is the Managing Partner of Finsec Law Advisors, a financial sector law firm based in Mumbai.

Mr. Parekh served as an Executive Director of the Securities and Exchange Board of India between 2006 and 2008, heading its Legal Affairs and Enforcement departments. He has been a visiting faculty member at the Indian Institute of Management, Ahmedabad since 2002, and has earlier worked with law firms in Delhi, Mumbai and Washington, D.C. His practice focuses on securities regulation, cross-border investment regulation, private equity, corporate governance and financial regulation.

Mr. Parekh is admitted to the New York Bar and is a member of the Bar of the Supreme Court of the United States. He was recognised by the World Economic Forum as a Young Global Leader in 2008. He has chaired and served on various committees and sub-committees constituted by SEBI and the Reserve Bank of India, including as Chairman of SEBI's Working Group on Proxy Advisory Companies. He has published over 350 opinion pieces and articles in the Financial Times, the Economic Times and the Financial Express, and is the author of Fraud, Manipulation and Insider Trading in the Indian Securities Markets (LexisNexis, fifth edition, 2025).

Mr. Parekh does not hold any shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Mr. Parekh does not hold directorship in any other listed company.



Dr. (Mrs.) Sunita Maheshwari
DIN 01641411
Independent Director

Dr. (Mrs.) Sunita Maheshwari, aged 60 (sixty) years, has over thirty (30) years of experience and has lived and worked in the US and India. She is a US Board certified Paediatric Cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at the Telerad Group which includes:

(a) Daignostix and Teleradiology Solutions (India's first and largest teleradiology company that has provided over 8 million diagnostic reports to patients and hospitals globally);

(b) Telrad Tech which builds AI enabled tele health software and;

(c) RXDX Healthcare - a chain of multi-specialty neighbourhood phygital clinics in Bangalore and rural India.

Dr. Maheshwari is active in the social arena in India where she runs 2 trust funds. 'People4people' has put up over 750 playgrounds in government schools and Telerad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching. Dr. Maheshwari has been running India's e-teaching program for postgraduates in Pediatric Cardiology for over a decade. She is a Mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she along with her spouse have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She was the President of the Pediatric Cardiac Society of India.

Dr. (Mrs.) Maheshwari has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. She is the recipient of several prestigious awards and honours including: Trailblazing Indian Cardiac leader at the ET Indian Cardiac Care Innovation Summit 2024, Business world's 20 most influential women in healthcare 2022, WOW (Woman of Worth) 2019 award, Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.

Dr. (Mrs.) Maheshwari does not hold any shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Glaxosmithkline Pharmaceuticals Limited - Independent Director



BOARD OF DIRECTORS



5 Mrs. Lily Vadera

DIN: 09400410

Independent Director

Mrs. Lily Vadera, aged 65 (sixty-five) years, has over 34 (thirty-four) years of experience in Central Banking. She is a M.A in International Relations. Mrs. Vadera retired as an Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and non-banking finance companies.

Mrs. Vadera was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress. She represented RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA).

Mrs. Lily Vadera does not hold any shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Mrs. Lily Vadera does not hold directorship in any other listed company.



6 Dr. (Mr.) Harsh Kumar Bhanwala

DIN: 06417704

Independent Director

Dr. (Mr.) Harsh Kumar Bhanwala, aged 64 (sixty-four) years, has a vast experience of 40 (forty) years in areas such as Board governance & management, Finance, Rural development, promoting & supporting sustainable agriculture, and supervision & development of Rural Cooperative Banks. He is well-experienced in the Impact Finance space and Development in Human Resource (HRD) in large organisation.

Dr. (Mr.) Bhanwala earned a B.Sc. in Dairy Technology from National Dairy Research Institute (NDRI), Karnal. He is a Postgraduate in Management from IIM, Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, and the Indian Council of Agricultural Research-Central Institute of Fisheries Education, Mumbai and ICAR-National Dairy Research Institute, Karnal.

He was the Chairman of the National Bank for Agriculture and Rural Development (NABARD), the Apex Development Bank of the Country from December 18, 2013 to May 27, 2020. He has been the Executive Director and later Chairman cum Managing Director of India Infrastructure Finance Company Ltd. (IIFCL). Dr. (Mr.) Bhanwala has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited). He is also a director of Microfinance Industry Network (Association of NBFC- MFIs). Dr. (Mr.) Bhanwala served as a Chairman of Banker's Institute of Rural Development (BIRD), Lucknow and NABARD Consultancy Services (NABCONS).

Dr. (Mr.) Bhanwala headed the Technical Group appointed by SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act, 1949. He has expertise in Rural Banking in India.

He has broad level experience with Deposit Insurance & Credit Guarantee Corporation, Institute of Rural Management Anand, National Institute of Bank Management and National Cooperative Development Corporation. Dr. (Mr.) Bhanwala was an Independent Director on the boards of Bayer Crop Science Limited and Arya Collateral Warehousing Services Private Limited. He has also served as a Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association.

Dr. (Mr.) Bhanwala holds 200 equity shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Multi-Commodity Exchange of India Limited – Non-Executive (Independent) Chairman



7 Mr. Santhosh Keshavan

DIN: 08466631

Independent Director

Mr. Santhosh Iyengar Keshavan, aged 52 (fifty-two) years, is a strategic executive with 31 (thirty-one) years of global business and technology experience in financial industries. Mr. Keshavan has a BS degree in Computer Science from University of Mysore and Master of Business Administration (MBA) in Information Systems from University of Alabama, Birmingham (UAB).

His experience includes major business transformations, M&A, managing product launches, setting up global operations, and managing companies through financial challenges. A performance driven executive, he has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies to large publicly traded banking and financial corporations.

Mr. Keshavan is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management financial analysis, and overall risk management. He has worked across retirement, employee benefits, asset management, insurance, and banking sectors. He has extensive experience partnering with technology, audit, HR, and risk committees.

Currently, Mr. Keshavan is the Executive Vice President and Chief Information Officer of Voya Financial Inc (NASDAQ: VOYA) and is a member of the Voya's Executive Committee. The transformation at Voya was focused on Digital and Data infrastructure creating new capabilities for customers, radically enhancing customer experience across all channels and cost optimisation through ecosystem simplification, migration to public cloud and elimination of legacy technology. He was instrumental in starting Voya India, currently serving as Chairperson, which is serving as a crucial talent base and global capabilities canter for Voya.

Before joining Voya in 2017, Mr. Keshavan served as Chief Information Officer, core banking for Regions Financial Corp (NASDAQ: RF). He managed the technology teams, integration of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the bank to sustained profitability post 2007 financial crisis. Mr. Keshavan was previously the Vice President of technology at Fidelity Investments where he led all aspects of pricing and cash management supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in various roles and eventually named as Managing Director of Retirement Services for International Operations. He managed global teams with P&L responsibility and grew the business unit setting up green field operations including Japan, Australia, and India. Mr. Keshavan started his career as a software developer for a start up in Bangalore, India.

Mr. Keshavan currently serves on the Board of trustee for New York Institute of Technology (since 2021). He also served on the Board of Connecticut Insurance and Financial Services, which is part of department of economic development (DECD) for state of CT from April 2018 to March 2024.

Mr. Keshavan does not hold any shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Mr. Keshavan does not hold directorship in any other listed company.



8

Mrs. Renu Karnad

DIN: 00008064

Non-Executive (Non-Independent) Director

Mrs. Renu Karnad, aged 73 (seventy-three) years was the Managing Director of Housing Development Finance Corporation Limited prior to its amalgamation with the Bank w.e.f. July 1, 2023.

She is a post graduate in Economics and Law. She is a Parvin Fellow, Woodrow Wilson School of International Affairs, Princeton University, USA. She brings with her rich experience and enormous knowledge of the mortgage sector, having been associated with real estate & mortgage industry in India for over 41 years.

Mrs. Karnad joined Housing Development Finance Corporation Limited in 1978 and was inducted onto its Board in 2000. She has been instrumental in building the retail distribution network at Housing Development Finance Corporation Limited and has played key role in introducing several innovative & customer friendly products and services in the mortgage market. Apart from being Housing Development Finance Corporation Limited's brand custodian, Mrs. Karnad was the guiding force behind formulation of the organisation's communication strategy, digital transformation, and public image.

As a part of the management team, Mrs. Karnad has played an important role in the successful transformation of Housing Development Finance Corporation Limited into India's leading Financial Services Conglomerate. Mrs. Karnad has served as the President of International Union for Housing Finance (IUHF), an association of housing finance firms present across the globe till 2024. She has also served as a Director, Asian Real Estate Society.

Over the years, Ms. Karnad has had to her credit, numerous awards and accolades. She was awarded "Outstanding Woman Business Leader" at the CNBC-TV18 Indian Business Leader Awards (IBLA) 2012, was part of the 25 Most Influential Women Professionals in India – India Today Magazine's power list 2011,



BOARD OF DIRECTORS

has featured in the ET – Corporate Dossier list of India Inc's 'Top 15 powerful women CEOs' in 2010, Verve, international magazine's list of 50 power women in 2010 and in Business Today magazine's list of 'Most Powerful Women in Indian Business' for seven years up to 2012, in year 2013 she was inducted into Hall of Fame, Fortune India Magazine's most powerful women from 2011 to 2018, has featured amongst the list of '25 top non-banking women in finance' by U.S. Banker magazine in 2008, In 2006, Wall Street Journal Asia adjudged her among the 'Top Ten Powerful Women to Watch Out for in Asia'.

Mrs. Karnad, holds 96,98,614 equity shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- GlaxoSmithKline Pharmaceuticals Limited – Non - Executive Chairperson

- HDFC Asset Management Company Limited - Non-Executive Director

- EIH Limited - Independent Director

- HDFC ERGO General Insurance Company Limited (Debt Listed) – Non-Executive Director (Nominee of the Bank)



9 Mr. Sashidhar Jagdishan
DIN: 08614396
Managing Director and Chief Executive Officer

Mr. Sashidhar Jagdishan, aged 61 (sixty-one) years is the Managing Director & Chief Executive Officer of the Bank. He assumed office on October 27, 2020 and has an overall experience of 33 (thirty-three) years. He has completed his graduation in Science with specialisation in Physics, is a Chartered Accountant by profession and holds a Master's degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom.

Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became the Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organisation in achieving the strategic objectives over the years.

In 2019, he was appointed as the "Strategic Change Agent of the Bank" and given additional responsibilities of Legal &

Secretarial, Human Resource, Corporate Communication, Infrastructure & Administration and CSR.

Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, he was the Group Head of the Bank and headed the Finance, Human Resources, Legal & Secretarial, Corporate Communications, Infrastructure & Administration as well as Corporate Social Responsibility functions.

Mr. Jagdishan holds 35,67,800 equity shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

- Mr. Jagdishan does not hold directorship in any other listed company.



10 Mr. Kaizad Bharucha
DIN: 02490648
Deputy Managing Director

Mr. Kaizad Bharucha, aged 61 (sixty-one) years, has been associated with the Bank since October 1995. Appointed to the Board in 2014, he is currently the Deputy Managing Director and the longest-serving member of the Executive Board.

Mr. Bharucha holds a Bachelor's degree in Commerce (B. Com) from Sydenham College of Commerce and Economics (University of Mumbai).

A career banker with more than 40 (forty) years of experience, he has been an integral part of the Bank since 1995. Among his several contributions in building the Bank, he has played a key role in building the credit and risk frameworks that underpin the Bank's operations. These frameworks have supported the Bank's consistent growth, safeguarding its ability to navigate volatile economic conditions effectively.

Mr. Bharucha is responsible for giving strategic direction to the Assets franchise of the Bank. This ranges from Retail Asset products like Home Loans, Auto Loans, Two-Wheeler Loans, Personal and Business loans, etc. to Rural Banking, Sustainable Livelihood, MSME, SME and the Transportation Group. In the Wholesale segment Mr. Bharucha oversees the Emerging Corporate Group, Healthcare Finance, Corporate Banking and Investment Banking segments. Mr. Bharucha also led the Capital Markets and Commodities and Custody Business in his previous role. He also currently oversees the Corporate Social Responsibility, ESG and Inclusive Banking Initiatives Group.

Mr. Bharucha also co-chaired and spearheaded the Integration Committee, which was tasked with the responsibility of ensuring complete integration for the smooth merger of Housing Development Finance Corporation Limited and the Bank – one of the largest mergers in the recent years. Mr. Bharucha also serves as the Designated Director for the Financial Intelligence Unit (FIU) and the Internal Ombudsman Scheme.

Under his leadership, the Bank's CSR Programme, is amongst the top three in the country. Mr. Bharucha is also the chief sponsor of Diversity and Inclusion initiatives at the Bank.

Mr. Bharucha has also been part of Reserve Bank of India (RBI) committees, sub-committees as well as government appointed inter-ministerial committee. He also regularly engages with regulators and government bodies to provide views on policy.

Mr. Bharucha holds 45,94,082 equity shares of the Bank as on March 31, 2026.

Directorships in Other Listed Companies

• HDFC Life Insurance Company Limited- Non-Executive Director (Nominee of the Bank)



Mr. V. Srinivasa Rangan
DIN: 00030248
Executive Director

Mr. V. Srinivasa Rangan, aged 66 (sixty-six) years, is the Executive Director of the Bank and heads the Human Resources, Corporate Legal, Group Oversight & Secretarial, Investment Banking, Information Security Group, Ethics Function and Fraud & Vigilance functions of the Bank.

He holds a Bachelor's degree in Commerce from University of Delhi and is an Associate of the Institute of Chartered Accountants of India (ICAI). Mr. Rangan has successfully qualified the final examination administered by the Institute of Cost Accountants of India (ICAI) (formerly known as Institute of Cost & Works Accountants of India).

Mr. Rangan was an Executive Director & Chief Financial Officer of Housing Development Finance Corporation Limited prior to its amalgamation with the Bank w.e.f. July 1, 2023 and is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has a vast experience in the housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives.

He has been a member of various committees related to financial services such as RBI's Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB's Working Group on Covered Bonds and NHB's Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the "Best CFO in the Financial Sector for 2010" by ICAI. He was also honoured with "Lifetime Achievement Award" at the sixth edition of Financial Express CFO Awards 2023.

Mr. Rangan holds 29,88,396 equity shares of the Bank as on March 31, 2026.

Directorship in Other Listed Companies

• HDFC Asset Management Company Limited - Non-Executive Director (Nominee of the Bank)

• Credila Financial Services Limited (Debt Listed) - Non-Executive Director (Nominee of the Bank)



LEADERSHIP TEAM



Sashidhar Jagdishan
Managing Director and Chief
Executive Officer



Kaizad Maneck Bharucha
Deputy Managing Director



Srinivasa V Rangan
Executive Director



1

Abhijit Singh
Group Head - BaaS, Digital Ecosystem
and International Banking



2

Ajay Agarwal
Company Secretary and Group
Head - Secretarial & Group Oversight



3

Anil Bhavnani
Group Head -Transportation &
Infrastructure Finance Group



4

Anjani Kumar Rathor
Group Head - Digital & Customer
Experience



5

Arun Mediratta
Group Head - Retail Branch
Banking-1



6

Arup Kumar Rakshit
Group Head - Treasury



7

Arvind Vohra
Group Head - Retail Assets, Rural
Banking Group and Sustainable
Livelihood Initiative



8

Ashima Khanna Bhat
Group Head - Virtual Channels, Virtual
Care, Business Enhancement Unit,
Channel Enablement Group and
Infrastructure



9

Ashish Parthasarthy
Group Head - Branch Banking,
Infrastructure, Treasury, Virtual
Channels, Payments Business, Integrated
Liability Product Group and Marketing



10

Gourab Roy
Group Head - Operations,
ATM and Administration



11

Jimmy M Tata
Chief Credit Officer



12

Mayuresh Vasant Apte
Group Head - Emerging
Corporates Group and
Healthcare Finance



13

N Srinivasan
Group Head - Operations,
Lending Vertical & Pan-India
Branch Operations



14

Nirav Vimal Shah
Group Head - Corporate Banking,
Emerging Corporate Group and
Healthcare Finance



15

Prashant Ramesh Mehra
Group Head - Collections, Credit
Intelligence and Control, Debt
Management



16

Prasun Singh
Group Head - Ethics Office



17

Rakesh Kumar Rajput
Group Chief Compliance Officer



18

Rakesh Kumar Singh
Group Head - Financial Institutions,
International Banking, Wealth & BaaS



19

Ramesh Lakshminarayanan
Chief Information Officer



20

Ravi Santhanam
Chief Marketing Officer



21

Ravi SSN
Group Head - Large
Corporates Coverage



22

Sameer Ratolikar
Group Head - Chief Information
Security Officer



23

Sanjay John D Souza
Group Head - Business Banking,
Emerging & Micro Enterprises Group



24

Sanmoy Chakrabarti
Group Chief Risk Officer



25

Srinivasan Vaidyanathan
Chief Financial Officer



26

Sudhir Kumar Jha
Group Head - Legal & Group
General Counsel



27

Suketu Kapadia
Group Head - Internal Audit



28

Sumant Vinay Rampal
Group Head - Mortgage Business



29

Sundaresan M
Group Head - Retail Credit
Strategy & Control - Inventory
Funding Credit-Credit Analytics
and Innovation-Credit Bureau
Management and Dept for Special
Ops Recovery (SME Recovery)



30

Vibhash Naik
Chief Human Resources Officer



31

**Vinayak Ravindra
Mavinkurve**
Group Head - Realty Business
Finance



32

Vivek Jagdish Capoor
Group Head - Financial Account
Group and Taxation

Notes:

Changes in the Leadership Team subsequent to March 31, 2026:
Mr. Mayuresh Apte has been elevated as Group Head - ECG & HCF effective dated April 1, 2026.



LEADERSHIP TEAM



1 **Abhijit Singh**
Group Head - BaaS, Digital Ecosystem and International Banking

Mr. Abhijit Singh is the Head of BaaS, Digital Ecosystem Banking and International Banking. Mr. Abhijit Singh joined from HDFC Limited, where he was a member of Executive Management and Chief Information Technology & Digital Officer. He has an MBA in Finance from Jamnalal Bajaj Institute of Management Studies, Mumbai, India and holds a bachelor's degree in engineering from the University of Mumbai. He was the Chief Operating Officer ("COO") and Chief Technology Officer ("CTO") at Oak North Bank, London. Before Oak North, he worked with ICICI Bank in various senior positions, including Head – Technology Group. He has international banking experience through his stints at RBS, ANZ, and ABN AMRO Bank. Mr. Singh is a veteran in Banking technology, emerging technology and fintech with over [25] years of extensive background in product development, large-scale digital transformation, project execution and running of Operations of a digital bank. In a career spanning multiple countries, he has worked alongside diverse internal teams and partners across European MNC Banks, large Indian Private Sector Banks and a UK Challenger Bank. He has done pioneering work in emerging technologies like blockchain and aiding in large organisations' digital transformation.



2 **Ajay Agarwal**
Company Secretary and Group Head - Secretarial & Group Oversight

Mr. Ajay Agarwal is the Company Secretary and Head of Secretarial & Group Oversight functions at the Bank. He has over 28 years of experience in corporate and securities law, corporate governance, and legal and regulatory compliance. Mr. Agarwal is also the compliance officer under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI (Prohibition of Insider Trading) Regulations, 2015. Prior to this, Mr. Agarwal was the Company Secretary of HDFC Limited and played a pivotal role in the Transaction, including serving on the integration committee. Mr. Agarwal is a Fellow Member of the Institute of Company Secretaries of India and a Law Graduate. He has been a member of the CII National Committee on Regulatory Affairs since 2018 and was a member of the CII Task Force Working Group – Decriminalisation of Business Laws. He was a member of the CII Corporate Governance Council from

2020-2023 and is also a member of certain working groups and committees set up by the SEBI. Mr. Agarwal is also the Bank's nominee on the boards of directors of HDFC Plc., Maldives and First Housing Finance (Tanzania) Limited.



3 **Anil Bhavnani**
Group Head - Transportation & Infrastructure Finance Group

Mr. Anil Bhavnani is the Head - Transportation and Infrastructure Finance Group at HDFC Bank. Mr. Bhavnani is responsible for extending the Bank's comprehensive range of products and services to Large and Medium Corporates in the Infrastructure space (Mining, Road, Port, Railway, etc.) and offering customised products to Commercial Vehicle, Construction Equipment contractors and Tractor Segments. He is a veteran banker with over 30 years of banking experience across Assets, Credit Underwriting and Liabilities Business encompassing Retail, SME and Corporate segments. Mr. Bhavnani has held leadership positions in the Bank across business divisions of Retail Assets, Wholesale Banking, Retail Branch Banking and Commercial and Rural Banking. Prior to joining HDFC Bank, he has worked with Citi Bank and GE Capital. Mr. Bhavnani joined the Bank in 2003 as National Sales Manager for Channel Business for Priority Sector Lending and Working Capital products. In 2005, he was given additional responsibility to handle the Construction Equipment Business. In January 2017, he was elevated to the role of Retail Branch Banking Head. In 2024, he took over the role of Head of Transportation and Infrastructure Finance Group. Mr. Bhavnani has an Honours degree from Kolkata University. He actively participates in marathon running.



4 **Anjani Kumar Rathor**
Group Head - Digital & Customer Experience

Mr. Anjani Rathor is the Head - Digital Banking and Customer Experience at HDFC Bank. He heads Digital Banking, Customer Experience, Data and Process Excellence at the Bank. He holds a postgraduate diploma from IIM Calcutta and a bachelor's degree in technology from IIT Kharagpur. He has 25+ years of experience across telecom, aviation, consulting, and financial services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.



5 Arun Mediratta
Group Head - Retail Branch Banking-1

Mr. Arun Mediratta serves as the Head of Retail Branch Banking and Alternate Channel & Partnership for the East, North and Central India regions. A seasoned banking professional with over three decades of experience, Mr. Mediratta began his career as a 1993 BSRB Probationary Officer and joined the Bank in 1998 from Punjab & Sind Bank. He holds a master's degree in English literature, and an MBA from the University of Lucknow. His leadership tenure reflects deep operational expertise, strong regional insights, and a consistent track record of driving organisational growth and customer excellence.



6 Arup Kumar Rakshit
Group Head - Treasury

Mr. Arup Rakshit is the Head of Treasury at HDFC Bank and is responsible for the ALM, Proprietary Trading and Customer Business of Global Markets. Additionally, he is responsible for the GIFT City branch. He joined the Bank in 2006 and held leadership roles at Treasury Sales before becoming the Head of Treasury. Prior to joining HDFC Bank, he worked with Deutsche Bank and ABN AMRO, where he was in charge of treasury sales. He holds a bachelor's degree in technology from Indian Institute of Technology, Banaras Hindu University, Varanasi, and an MBA from IIM Calcutta.



7 Arvind Vohra
Group Head - Retail Assets, Rural Banking Group and Sustainable Livelihood Initiative

Mr. Arvind Vohra is Head of Retail Assets, Rural Banking and Microfinance business groups at HDFC Bank. In addition, he is a member of HSL's Board of Directors. Mr. Vohra joined the Bank in 2018 as country head of the retail branch banking, trade and forex business, encompassing retail liabilities franchise, retail assets and business assets origination, while focusing on key priorities of customer acquisition, holistic customer life cycle management, analytics driven insightful customer conversations and customer experience excellence through the simplification and digitisation of consumer journeys. Prior to joining the Bank, in a career spanning over [two and a half decades], Mr. Vohra worked with consumer centric categories across the banking, telecommunications and consumer sectors, and worked for Vodafone, Philips, and Standard Chartered Bank, where he held business leadership positions and led large teams and scaling businesses. Mr. Vohra is an engineer by education, and completed an MBA from Xavier Institute of Management, Bhubaneswar, in 1995, and a senior leadership program at London Business School, in 2015.



8 Ashima Khanna Bhat
Group Head - Virtual Channels, Virtual Care, Business Enhancement Unit, Channel Enablement Group and Infrastructure

Ms. Ashima Bhat is Head – Virtual Relationship Banking and Infrastructure. In her current role, she is responsible for enhancing the Bank's ability to provide relationship management services to a wide customer base. Her team handles all the non-physical aspects of banking. In addition to the above she is responsible for the entire infrastructure of the bank including setting up of branches, offices, data centres and training infrastructure. Prior to this Ms. Bhat headed Bank's Business Finance & Strategy, ESG (Environmental, Social and Governance) and CSR (Corporate Social Responsibility), Infrastructure and Administration function. She led the team that created the Bank's roadmap for ESG initiatives and drove its implementation. In her role as CSR Head, she was instrumental in bringing a huge impact with the social initiatives of the Bank, in the areas of education, skilling, rural development etc. Ashima has been with the Bank since its inception in 1994 and has been an integral part of its growth story. In her 31-year long journey with the Bank, she has donned multiple hats. In her earlier roles, she was the head of Emerging Corporates Group, Infrastructure Finance and Healthcare. Prior to this, she led Supply Chain Management and Corporate Banking. She has completed her master's in management studies from NMIMS, Mumbai.



9 Ashish Parthasarthy
Group Head - Branch Banking, Infrastructure, Treasury, Virtual Channels, Payments Business, Integrated Liability Product Group and Marketing

Mr. Ashish Parthasarthy is the Head of Branch Banking, Payments, Treasury, Liability Products, Marketing, Virtual Channels & Infrastructure. He holds a bachelor's degree in engineering from the National Institute of Technology, Karnataka



LEADERSHIP TEAM

("NIT-K") and a postgraduate diploma in management from the Indian Institute of Management, Bangalore ("IIM-B"). He has over [37] years of experience in banking, with particular expertise in the interest rate and currency markets.



10 Gourab Roy
Group Head - Operations, ATM and Administration

Mr. Gourab Roy is the Head – Operations, ATM and Administration. He is Master in Commerce. He has over 33 years of experience in the financial services industry. He started his career in ABN Amro Bank in 1992 and thereafter joined AXIS (erstwhile UTI) in 1995 prior to joining our Bank in 1996.



11 Jimmy M Tata
Chief Credit Officer

Mr. Jimmy Tata is the Chief Credit Officer. He holds a master's degree in financial management from the Jamnalal Bajaj Institute of Management and is a qualified Chartered Financial Analyst of India. Mr. Tata has been with the Bank since 1994 and has over [35] years of broad experience across the banking and financial sector. Mr. Tata commenced his career in 1987 as a consultant at Strategic Consultants Pvt. Ltd. In 1989, he joined Apple Industries Ltd. and the last position he held was Head of the Wholesale Leasing and Hire Purchase Division. He joined the Bank in 1994 as a Relationship Manager in the Corporate Banking Department, and over the years was promoted to the Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer, and today is the Chief Credit Officer of the Bank. In addition, Mr. Tata is a Director on the Board of the International Asset Reconstruction Co. Pvt. Ltd. (IARC), HDB Financial Services and a Trustee on the HDB Employees Welfare Trust.



12 Mayuresh Vasant Apte
Group Head - Emerging Corporates Group and Healthcare Finance

Mr Mayuresh Apte is Group Head - Emerging Corporates Group and Healthcare Finance at HDFC Bank. He is responsible for extending bank's entire gamut of Products and Services to Corporates in the Private, Public and Multinational sectors.

Mr. Mayuresh has over 25 years of experience in Handling Customer Relationships covering Debt, Liabilities, Trade Finance. He has also handled Product and Structured Finance at the bank. He joined the bank in Corporate Banking and went on the Head Western India before taking on the role of Business Head for Mortgages - Loan Against Property. He then moved to his current role.Mr Mayuresh started his career with Steel Authority of India Ltd as an Engineering Graduate and then joined Centurion Bank after completing his Post Graduation in Management before joining HDFC Bank in 2000. Mr Mayuresh is an Engineering Graduate from National Institute of Technology-Kozhikode and an MBA in Finance from Mumbai University.



13 N Srinivasan
Group Head - Operations, Lending Vertical & Pan- India Branch Operations

Mr. N. Srinivasan is Head – Operations (Lending Vertical & Pan- India Branch Hub Operations). He is a Chartered Accountant, Cost Accountant and a Company Secretary. He has over 34 years experience in Financial Services including 29 years in Banking Operations. Having joined the Bank in the year 1996, he has had experience in Corporate Banking, Business Process Reengineering, Large Systems /Projects Development/Management and heads Operations related to Term Loans Disbursements, Limits Set-ups, Operations policies and procedures, Regulatory reporting, Collateral Perfection and Custody, Digital operations of all wholesale and retail advances of the Bank.



14 Nirav Vimal Shah
Group Head - Corporate Banking, Emerging Corporate Group and Healthcare Finance

Mr. Nirav Shah is the Head of Corporate Banking—Large Corporate Coverage, Multi-National Coverages Companies and Public Sector Coverage. He has over [31] years of experience, [27] years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. He holds a bachelor's degree in commerce and a Master of Management Studies ("MMS") in finance from Mumbai University.



15 Prashant Ramesh Mehra

Group Head - Collections, Credit Intelligence and Control, Debt Management

Mr. Prashant Ramesh Mehra is the Head – Retail Debt & Portfolio Management and Credit Intelligence & Control ("CIC") at HDFC Bank. In this role, he is responsible for ensuring the portfolio quality, debt management and NPA control for the retail lending product segments of the Bank (Vehicle loans, Unsecured loans, Mortgages, Cards, Agriculture & Microfinance). Additionally, Mr. Mehra also oversees the fraud management framework across the various asset and liability products and ensures adequate controls that lead to better predictive as well as preventive fraud control for the Bank. Mr. Mehra has been with the Bank since December 1998 and has since managed various roles in the Credit function to ensure a robust lending architecture is in place. He has been with the credit division of the Bank since its foray into the retail lending business. He holds a bachelor's degree in production engineering and an MBA from Mumbai University and he started his career with Mahindra and Mahindra, Auto Motive division, before moving to GE Countrywide and, after a stint of two and a half years there, joining the Bank in 1998.



16 Prasun Singh

Group Head - Ethics Office

Mr. Prasun Singh is the Chief Ethics Officer and Head – Ethics Function at HDFC Bank. In his current leadership role, Mr. Singh is responsible for developing and driving ethics-related policies and programs that strengthen the Bank's ethical culture. He works closely with the Bank's senior management to ensure compliance with the Bank's Code of Conduct. Prio to this, Mr. Singh was the Bank's Chief of Internal Vigilance / Chief Vigilance Officer. In this role, he led enterprise-wide efforts in vigilance and fraud risk management—including the oversight of critical investigations involving fraud, regulatory compliance, whistleblower cases and internal misconduct. Mr. Prasun brings over 18 years of investigative experience, including at the Directorate of Enforcement, Directorate of Revenue Intelligence, and the Customs & Central Excise Department, Ministry of Finance. Mr. Singh holds a bachelor's degree in French from Jawaharlal Nehru University, New Delhi, a postgraduate diploma in Journalism and an LLB degree, and has completed an executive postgraduate Program in General Management at the MIT Sloan School of Management.



17 Rakesh Kumar Rajput

Group Chief Compliance Officer

Mr. Rakesh Kumar Rajput is the Chief Compliance Officer ("CCO") at the Bank since October 2023. He has also been designated as Group Chief Compliance Officer ("GCCO") having overall responsibility for developing and maintaining the Group Compliance Policy, maintaining oversight of the activities of the Compliance Function of Group Entities, and Compliance Risk Management Framework across the Group. In his role as Chief Compliance Officer of the Bank, he is responsible for the design and maintenance of the Bank's compliance framework, ensuring the effectiveness and integrity of the compliance process with appropriate and detailed monitoring of the adherence to the Bank's Compliance Policy, its minimum standards and the applicable legal and regulatory standards in the Bank. As CCO, Mr. Rajput is responsible for: (i) ensuring that the compliance framework encompasses the compliance risk management processes and tools that must be used by the Bank's businesses, management and compliance functionaries, to manage the compliance risks emanating from their respective businesses, products and operations; and (ii) giving adequate assurance on compliance risk management to the Audit Committee, the Board of Directors and the Managing Director and CEO of the Bank. Mr. Rajput joined the Bank in May 2022 and worked in the Compliance function as Deputy Chief Compliance Officer before becoming the CCO of the Bank. He has [30] years of experience, of which 26 years were with the RBI. During his stint with the RBI, he worked in the Department of Banking Supervision, the Financial Inclusion and Development Department, the Department of Information Technology and the Human Resource Development Department ("HRDD") at the RBI's Central Office, as well as served as Head of HRDD at the RBI's Regional Office. In his last assignment with the RBI, he held the position of General Manager, Department of Banking Supervision in Mumbai. Mr. Rajput holds a bachelor of science (with honours), is a Certified Associate of the Indian Institute of Bankers, and holds an advanced diploma in business management.



LEADERSHIP TEAM



18 Rakesh Kumar Singh

Group Head - Financial Institutions, International Banking, Wealth & BaaS

Mr. Rakesh K. Singh is the Head of Private Banking, Financial Institutions, International Banking & BaaS. He holds an MBA from the Institute of Management Technology, Ghaziabad and has over 30 years of experience in the financial sector. Prior to joining the Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He serves as a trustee on the board of Society for Nutrition, Education and Health Action and as a Committee Member of the CII National Committee on Banking. He has served as a Nominee Director on the board of National Asset Reconstruction Company Limited.



19 Ramesh Lakshminarayanan

Chief Information Officer

Mr. Ramesh Lakshminarayanan is the Chief Information Officer ("CIO") – Tech and Digital at the Bank and he is responsible for taking the Bank's technological transformation journey to the next level. His role cuts across verticals at the Bank. He is responsible for technology strategy, strengthening foundational technology, enhancing the digital capabilities and harnessing new age artificial intelligence and machine learning technology solutions for the Bank. Ramesh joins the bank from CRISIL, where he spent three years as Chief Technology and Information Officer. In this role, he was responsible for the transformation of CRISIL's business by leveraging technology, data and analytics. Prior to joining CRISIL, he worked at a big data and analytics start up, Pregmatix Services Pvt Ltd., that he co-founded and was acquired by CRISIL in 2017. Mr. Lakshminarayanan is an industry veteran with over [25] years of experience. He has held leadership positions within organisations such as Citibank, ABN AMRO Bank and Kotak Mahindra Group. Mr. Lakshminarayanan holds a bachelor's degree in physics from Mumbai University and an MBA from the University of Pune.



20 Ravi Santhanam

Chief Marketing Officer

Mr. Ravi Santhanam is Chief Marketing Officer and Head – Brand, Retail Marketing and Customer Analytics at the Bank. He is responsible for driving the digital origination and fulfilment of all Bank products and all Direct to Consumer products of the Bank. He has played a key role in establishing the customer centricity practice at the Bank by setting up the NPS system across the Bank. Mr. Santhanam has previously led Liability Products and Managed Programs as well as Corporate Communications at the Bank. Prior to the Bank, Mr. Santhanam worked with Vodafone as Business Head for the Uttar Pradesh market. In 2013, he was given the responsibility to lead the new business vertical of Data, Devices, and Content & Innovation in Mumbai. He has also worked with Reliance Communications, ICICI Bank and PowerGen in leadership roles, spanning across Strategy, M&A and Business. He was the only CMO from India to be featured in the top 50 list of Forbes "The World's Most Influential CMOs 2020". He has over [28] years of experience. Mr. Santhanam has a mechanical engineering degree from Anna University and is also an alumnus of Indian Institute of Management Calcutta and Harvard Business School.



21 Ravi SSN

Group Head - Large Corporates Coverage

Mr. Ravi SSN is the Head – Large Corporates Coverage and has been with the Bank since 2010. With over 30 years of experience in corporate banking, he brings strong strategic insight, leadership, and deep industry expertise. He has been instrumental in driving the Bank's Corporate Banking growth by building strong relationships with clients and promoters, identifying new business opportunities, and expanding the Large Corporates portfolio. Known for his analytical and consultative approach, he consistently delivers sustainable business outcomes. In 2023, he took over the PSU Business Vertical within Corporate Banking and has since built a stable and sustainable business platform. Mr. Ravi holds a Bachelor of Commerce degree from Madurai Kamaraj University.



22 Sameer Ratolikar

Group Head - Chief Information Security Officer

Mr. Sameer Ratolikar is the Head & Chief Information Security Officer (CISO) at HDFC Bank, responsible for shaping the bank's information security, cyber resilience, threat management, and regulatory compliance strategies. With over twenty-five (25) years of diverse experience in cybersecurity and information risk management, he is regarded as one of India's leading banking cybersecurity experts. At HDFC Bank, he has driven a strong cybersecurity culture, built large-scale defence and threat monitoring capabilities, and aligned cyber strategy with business goals. His prior leadership roles include serving as CISO at Axis Bank, Global Head of Information Security & Business Continuity at Bank of India (BOI), and Principal Systems Analyst at the National Informatics Centre (NIC).Mr. Ratolikar is known for positioning the modern CISO as a business enabler, with focus areas spanning cyber resilience, third party security, AI driven threat detection, and quantum ready cybersecurity. He also serves as an Independent Director on the Board of the Data Security Council of India (DSCI) and is a regular speaker at major cybersecurity forums. He holds a Bachelor of Engineering (Computer Science) from Marathwada University and is widely regarded as one of the architects of cyber resilience in Indian banking. His vision and leadership continue to drive the evolution of secure, resilient, and future ready banking in India.



23 Sanjay John D Souza

Group Head - Business Banking, Emerging & Micro Enterprises Group

Mr. Sanjay D'Souza is the Head of Business Banking Group, Emerging Enterprises Group and Micro Enterprise Group at the Bank, based in Mumbai. He is a seasoned banking professional with 33 years of overall experience, 26 of which have been with the Bank. Having joined the Bank in 1999, he has effectively navigated various roles that span the continuum from credit to business functions. His extensive experience encompasses multiple credit functions, including Retail Credit (Loans against Securities, Credit Card Policy, Merchant Acquiring, Retail Trade, and Forex) as well as Wholesale Credit and Policy for SME lending and large-ticket mortgage loans. When Business Banking was established around 2003, he played a crucial role in leading the credit function for this segment, enabling business growth while ensuring adherence to the Bank's credit policies and compliance frameworks. In October 2006, Mr. D'Souza transitioned from the credit side to the business side of the Bank, taking on the role of Business Head for the Emerging Enterprises Group. During his tenure in this business, he was instrumental in achieving a fourteen-fold growth in the portfolio over approximately 9.5 years. In January 2024, he also took on the responsibilities associated with the Bank's foray into the informal micro-segment, further expanding his portfolio as Business Head of both the Emerging Enterprises Group and the Micro Enterprises Group. In Micro Enterprises Group, he ensured the business was profit making in its first full year of operations. In April 2025, he was additionally entrusted with the responsibility of growing the Business Banking business. Mr. D'Souza holds a master's degree in management studies with a specialisation in finance from the Sydenham Institute of Management Studies, as well as a bachelor's degree in mechanical engineering from the National Institute of Technology, Karnataka.



24 Sanmoy Chakrabarti

Group Chief Risk Officer

Mr. Sanmoy Chakrabarti serves as the Group Chief Risk Officer at the Bank. He brings over two decades of experience in Risk Management, having previously led the department across all segments of the Bank. Over the years, Mr. Chakrabarti has held senior leadership roles within the Bank and across financial institutions in multiple Asian markets. His expertise spans credit, market, liquidity, operational, and enterprise risk, with a focus on building resilience in a dynamic financial environment. He holds a master's degree in quantitative economics from the Indian Statistical Institute.



25 Srinivasan Vaidyanathan

Chief Financial Officer

Mr. Srinivasan Vaidyanathan is the Chief Financial Officer. He is a commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost Accountants of India, a Fellow of the Association of International Accountants, United Kingdom, a member of CMA, United States, and he has a master's degree in business administration. He has over [30] years of experience in the financial services industry. He joined the Bank from Citigroup in 2018.



LEADERSHIP TEAM



26 **Sudhir Kumar Jha**
Group Head - Legal & Group General Counsel

Mr. Sudhir Kumar Jha is the Head of Legal and Group General Counsel of the Bank. He is a qualified lawyer from Campus Law Center, University of Delhi and with a specialisation training in International Trade and Finance from Oxford University and a master's degree in Financial Management from Jamnalal Bajaj Institute of Management Studies ("JBIMS"), Mumbai University. Currently he is pursuing doctorate research in finance with interdisciplinary interplay of Law and Economics from XLRI, Jamshedpur. He is a corporate lawyer with varied experience in the field of manufacturing, NBFC, banking, insurance, asset reconstruction and real estate sectors. He has been ranked as one of the top 100 general counsels in India by Legal 500 UK and was also a recipient of Star Echelon Award 2017 in the Indian Leadership Award 2017 and BW Legal World Top 100 General Counsel 2022-23. In addition to handling Structured products / Securitisation and M&A, he has also been a Working Group Member for framing the SARFAESI Act and was deputed for setting up the first Asset Reconstruction Company of India ("ARC") in the year 2000; a part of group drafting and finalising detailed RBI Regulations with regard to Takeover and Control by ARCs, a part of the RBI Working Group for re-evaluating securities laws relating to movable and immovable properties, a part of the Advisory Group for advising and finalising of Company Regulations implemented by the Competition Commission of India ("CCI"), of assistance to ARCs under advice made of the Board of CCI with regard to advocacy, Competition Rules, Securitisation, the IT sector and Sports laws, and a visiting member of faculty for the Executive Education Program of XLRI, Jamshedpur, in the area of corporate governance, the Xaviers Institute Management of Research, Mumbai, for business laws and financial regulations and the JBIMS, Mumbai, for the MHRDM program in "Building a Learning Organisation".



27 **Suketu Kapadia**
Group Head - Internal Audit

Mr. Suketu Kapadia is the Head of Internal Audit at the Bank. Mr. Kapadia joined the Bank from IDFC First Bank where he spent close to eight years as the Chief Internal Auditor where he played a key role in setting up the Internal Audit Function. Prior to that, he spent nearly a decade with ICICI Bank, where he led various Internal Audit functions and related activities for diverse business lines in the bank and its subsidiaries. Mr. Kapadia is an audit professional with more than [29] years of experience in Assurance, Risk Management, Finance and Consulting. He has international experience having worked on assignments in the United States, Australia, UK, Southeast Asia and UAE. He also has extensive experience working with Audit Committees, Boards and other senior stakeholders. Mr. Kapadia is a Chartered Accountant and a member of The Institute of Chartered Accountants of India and holds a bachelor's degree in commerce from Mumbai University. He is also a Certified Information Systems Auditor.



28 **Sumant Vinay Rampal**
Group Head - Mortgage Business

Mr. Sumant Vinay Rampal is the Head of Mortgage Business (Home loans and LAP) for the last 2 year. Today, HDFC Bank is one of the Largest Retail Mortgage lenders in the Country supporting the Retail Home buyers and MSMEs in buying Homes for personal use and Commercial properties for their business use. HDFC Bank was awarded the Best Bank for Home Owners in the FY 2024-25 by Euro Money awards . Until March 31, 2024, He was Head—Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative. Each of these three verticals is a high growth segment for the Bank. Under his leadership, HDFC Bank was acknowledged as the Best SME Bank by SIDBI for 2019-2020, by Asia Money 2021-22, Euro Money 2021-22 and Asia Money 2022-23. HDFC Bank is the largest banking service provider in this space. Mr. Rampal has been a Corporate and Wholesale banker throughout his [two and half decade] career with the Bank. He joined HDFC Bank in 1999 as a Relationship Manager in the Corporate Banking division. He managed some of the leading Indian and MNC corporates before moving to the Mid-Market Group as Regional Head – West. He contributed significantly towards building the Mid-Market Business vertical. He is also very actively involved in digitisation drives of the Bank along with supporting the PSL initiatives of the Bank and has been part of various internal teams and core groups to spearhead the said initiatives. Mr. Rampal is an alumnus of the Symbiosis Institute of International Business.



29 Sundaresan M

Group Head - Retail Credit Strategy & Control - Inventory Funding Credit-Credit Analytics and Innovation-Credit Bureau Management and Dept for Special Ops Recovery (SME Recovery)

Mr Sundaresan M. leads Retail Credit Strategy & Control (RCSC) at the bank, bringing with him over three decades of expertise in the retail financial services sector. Since joining the bank in 2002 at the inception of its Credit Card division, he has played a pivotal role in shaping and implementing credit risk strategies across all retail lending products. His extensive experience spans policy formulation, credit strategy, risk analytics, underwriting, and collections—areas that have significantly strengthened the growth and quality of the bank's retail assets and payment services. As a seasoned leader, he continues to champion innovation and industry-leading excellence within the bank's retail credit landscape. Mr Sundaresan is a Mechanical Engineering graduate from PSG College of Technology, Coimbatore. He has further honed his leadership and strategic acumen at the Indian Institute of Management, Lucknow, and enriched his global business perspective through the Executive Leadership Programme at Harvard Business School. Prior to his tenure at the bank, he contributed to the retail business of GE Capital, India.



30 Vibhash Naik

Chief Human Resources Officer

Mr. Vibhash Naik is the Group Head and Chief Human Resources Officer ("CHRO") at the Bank. He joined the Bank in February 2026 and is responsible for leading the Human Resources function. Prior to joining HDFC Bank, Mr. Naik was the CHRO at HDFC Life. During his 14-year tenure at HDFC Life, he was instrumental in creating a technology-enabled people ecosystem designed to enhance employee experience, simplify processes, and nurture a culture of collaboration across HDFC Life. With over 25 years of experience spanning across talent management, organisation development, performance management, HR technology, and rewards, Mr. Naik combines strategic vision with a nuanced understanding of organisation and human behaviour. Prior to joining HDFC Life, Mr. Naik's held senior leadership positions with respected organisations across the banking, financial services, technology and insurance sectors. Mr. Naik holds a master's Degree in Labour Studies from the University of Mumbai.



31 Vinayak Ravindra Mavinkurve

Group Head - Realty Business Finance

Mr. Vinayak Mavinkurve is the Head – Realty Business Finance at HDFC Bank. Before joining the Bank, Mr. Mavinkurve was a Member of Executive Management (MoEM) at HDFC Limited and was engaged in Real Estate Lending, Corporate Lending and managing the Stressed Asset Book in the Real Estate Sector as well as managing the Proprietary Investment Book of the Company. Mr. Mavinkurve began his career at IFCI Limited in 1994 as an Industrial Finance Officer. He later joined IDFC Limited as an Assistant Vice President in 1998 and worked there till 2015 where his last role was Group Head – Project Finance. In May 2015 he transitioned to IDFC Bank Limited and was a Co-Head – Client Coverage till December 2018. Mr. Mavinkurve holds a B.Tech (Bachelor of Technology) degree in Electrical Engineering from VJTI, Mumbai (1991 batch) and an MMS degree from NMIMS, Mumbai (1994 batch).



32 Vivek Jagdish Capoor

Group Head - Financial Account Group and Taxation

Mr. Vivek Capoor is the Head of Finance. He looks after the reporting of financials of the Bank under Indian GAAP, US GAAP and other frameworks and also oversees the corporate tax function. He graduated from the Sydenham College of Commerce and Economics and is a Chartered Accountant. He joined the Bank in 1998 in the Finance department. He has over [25] years of experience in the banking and finance sector and has served in the finance function in various roles covering Business MIS & Planning, ALM, capital raising, taxation and financial reporting. Mr. Capoor has been a member of committees and working groups constituted by ICAI and the RBI on emerging Accounting Standards and Financial Reporting.



OUR PRESENCE

REDEFINING BANKING AT SCALE

HDFC Bank is combining its extensive network of 9,689 branches (including nine DBUs) with digital capabilities to strengthen client relationships, boost deposit mobilisation, and expand financial services across semi-urban and rural locations.

HDFC Bank believes physical presence remains pivotal to customer engagement. Its branches are accordingly evolving into relationships and advisory hubs that deliver enhanced customer experience. This integrated, omni-channel network improves accessibility, drives operational efficiency and ensures consistent service delivery across customer segments.

The Bank's well-diversified distribution network across urban, semi-urban, and rural regions helps in broadening access to previously underserved markets. With 3,213 branches in semi-urban areas and 1,645 branches in rural locations, the Bank's strategically located branch network enhances reach, accessibility, and service delivery across the country. The Bank's overseas presence addresses the evolving needs of Non-Resident Indian (NRI) customers through tailored banking solutions.

The Bank's wide network of branches, Business Correspondents (BCs), ATMs, Cash Recycler Machines (CRMs) and merchant touchpoints, offer customers convenient access to its banking services. This physical presence is supported by digital platforms and product offerings, enabling consistent banking experience across channels.

HDFC Bank has nine Digital Banking Units (DBUs) located in Haridwar (Uttarakhand), Chandigarh, Panipat and Faridabad (Haryana), South 24 Parganas (West Bengal), Pune and Thane (Maharashtra), Patna (Bihar), and Salem (Tamil Nadu). Enabled by on-ground teams, these units blend digital services with human engagement, building trust within local communities.





OUR PAN INDIA PRESENCE

	ATMs/CRMs ↓	Branches ↓	DBU ↓	Other BCs ↓	CSC BC ↓
METRO	7,966	2,792	4	2	162
URBAN	5,285	2,025	3	31	331
SEMI-URBAN	5,957	3,213	0	351	1,483
RURAL	1,964	1,645	2	445	11,595
	21,172	9,680*	9		14,400#

21,172
TOTAL ATMS +
CASH RECYCLER
MACHINES NETWORK

24,089
TOTAL BANKING
OUTLETS

*Including 5 overseas branches | #Includes 1 BLS BC of the rural area

INTERNATIONAL PRESENCE

HDFC Bank's international operations consists of its presence across key global financial centres, including branches in Hong Kong, Bahrain, Singapore, Dubai International Financial Centre (DIFC) and an IFSC Banking Unit in Gujarat International Finance Tec-City. Additionally, the Bank has representative offices in Nairobi (Kenya), Abu Dhabi, Dubai and London. Through this network, the Bank serves Non-Resident Indians (NRIs), Persons of Indian Origin and corporate clients with a range of solutions. The Bank's NRI clients are offered a diverse range of products, such as offshore deposits, treasury products, bonds, equity, mutual funds, etc. from third-party providers in line with the respective branch license. For corporate clients, our offerings include trade finance, foreign currency loans, external commercial borrowings and risk management solutions.

As on March 31, 2026, our international business reported a balance sheet size of US $9.13 billion, with advances accounting for 1.57 per cent of the Bank's advances.

DRIVING CSR INITIATIVES

HDFC Bank's wide national presence gives it a strong understanding of varied geographies, including semi-urban and rural areas, helping it to drive focused sustainable development efforts and strengthen communities across the country.



As of March 31, 2026, the Bank's CSR initiatives have reached over 10.7 crore lives impacted cumulatively (including both immediate and extended beneficiaries).

OUR JOURNEY

LANDMARK MOMENTS

1977

Housing Development Finance Corporation (HDFC) Limited was incorporated on October 17

HDFC promoted as a 'development finance institution' by the Industrial Credit and Investment Corporation of India Limited, the International Finance Corporation, Washington [IFC(W)] and His Royal Highness The Aga Khan.

Mr. H. T. Parekh appointed as Chairman.



1978

HDFC Limited's first Public Issue of equity shares of ₹10 crore.

1994

Housing Development Finance Corporation (HDFC) Limited received an in-principle approval from RBI to set up a private sector bank

Incorporated in August 1994 as HDFC Bank Limited

1999

Launched first international Debit Card in India in association with Visa International

Began its digital journey by launching online real time NetBanking

First ever mega merger in Indian banking industry – Times Bank merged with HDFC Bank

1997-98

New logo launched



1995

Banking licence received in January 1995

IPO oversubscribed 55 times

Listed on BSE and NSE

First corporate office and branch opened



2000

A Bank with many firsts

* First Bank to launch Mobile Banking in India
* Launched first SMS–based Mobile Banking

2001

Became the first private bank authorised to collect Income Tax

Listed on New York Stock Exchange (NYSE)

2003-04

First bank in India to offer Credit Card in 100+ cities

Touched 10 lakh users

2011

Growing market leadership – Expanded customer base to become market leaders in Auto Loans and Personal Loans

2008

Merger of Centurion Bank of Punjab with HDFC Bank – One of the largest mergers in the Indian banking industry

Opened first overseas commercial branch in Bahrain

Launched 40% faster ATMs (First of its kind in Asia)

2006

Launched two new cards exclusively for women on International Women's Day



2012

Launched Mobile Banking App in Hindi

Launched a nationwide sports initiative –Josh Unlimited, for employees

2013

The Bank's Sustainable Livelihood Initiative (SLI) crosses a milestone - impacting 20 lakh households

2014

Sustainability established as a core value of the Bank

Created a new Guinness World Record for organising the largest single-day blood donation drive

Became market leader in issuing Credit Cards in 2013-14 with 55 lakh+ Cards



2015

Launched its sonic branding i.e. Musical Logo (MOGO) to be used across multiple touchpoints

Launched PayZapp, India's first 1-click mobile-pay solution

Launched 10-second personal loan disbursement in the retail lending space

Concurrent QIP issue and Follow-on offering: ₹9,723 crore

OUR JOURNEY



2016
ATMs turned to LDMs (Loan Dispensing Machines)

Launched SmartUp programme for Start-Ups



2017
Introduced EVA chatbot - India's first AI-based chatbot to provide customer service

Launched SmartUp Zones for Start-Ups

Launched EasyEMI on Debit Cards

Launched an all-in-one DigiPOS machine

2019
Voted no.1 in India by customers in Forbes World's Best Banks Survey

BSE inks pact with HDFC Bank to give a boost to Start-Up platform

One million+ units of blood collected via HDFC Bank Parivartan's Blood Donation Drive over a period of 12 years, primarily from employees

Opened 5,000th branch

Marked the start of its 25th year

2018
Next-gen MobileBanking App launched

Signed MoU with CSC, Govt of India to support financial inclusion in rural areas

2020
Ranked India's most valuable brand (for the seventh consecutive year) by BrandZ Report

Launch of HDFC Bank's Millennia range of cards

First ever leadership change with new MD & CEO, Mr. Sashidhar Jagdishan taking over

First-of-its-kind product launch: KGC-Shaurya card for armed forces

Launch of contactless, consent-based customer on-boarding via video KYC facility

Deployed mobile ATMs during the lockdown

2021
Embarked on 'Project Future Ready'

Pledged to become carbon neutral by 2031-32

2023
Launched a revamped PayZapp 2.0 payments app that provides customers with a seamless, intuitive user experience with enhanced security features

HDFC Bank and HDFC Limited merged with effect from July 1, 2023, creating one of the world's most valued Banks. This strengthened the Bank's position as a leading financial services conglomerate and completed its product suite through the addition of home loans.

2022
HDFC Bank and HDFC Ltd. announce transformational merger

Launched SmartHub Vyapar - A one-stop merchant solution App for banking and business solutions

Launched 'Vigil Aunty' campaign to promote freedom from fraud



2024
RBI approved appointment of Mr. Kaizad Bharucha as Deputy Managing Director and Mr. Bhavesh Zaveri as Executive Director w.e.f. April 19, 2023

Appointed Mr. V Srinivasa Rangan as Executive Director w.e.f. November 23, 2023

Launched UPI QR code interoperable with Central Bank Digital Currency (CBDC). Among the first banks in the country to complete the integration process.

PayZapp 2.0 reached 75 lakh registrations

Educated over 2 lakh citizens on safe digital banking practices across India

2025
Launched PIXEL: A new generation of Digital Credit Cards

Became the only private sector bank to have a branch in Lakshadweep

Inaugurated its first branch in Singapore.

Launched 'Anmol Salary Account - India's first cyber fraud cover integrated offering for PSU employees

Launched GIGA - A complete financial suite of products for gig workers

Became the first domestic bank to execute a gold forward deal from GIFT City

Tata Neu HDFC Bank Credit Card crosses a milestone - issuance of over 2 million cards.



2026
Commemorated 30 years of listing on NSE

Ranked No. 1 in Kantar BrandZ List of India's Most Valuable Brands 2025

Rewriting of the Bank's NetBanking, Mobile App and public website

WhatsApp ChatBanking crossed 1 crore unique monthly active users

Launched 'Biz+ Current Accounts' to empower India's growing MSME enterprises

Released the first edition of the CSR Report, marking ten years of Parivartan – the Bank's CSR programme





Mr. Keki Mistry, the then Non-Executive (Non-Independent) Director - HDFC Bank addressing the gathering at NSE



Mr. Sashidhar Jagdishan, MD & CEO - HDFC Bank addressing the gathering at NSE

30 YEARS

1995   2025



Senior Management of HDFC Bank with Mr. Ashishkumar Chauhan, MD & CEO - NSE India

COUNTLESS MILESTONES.
ONE INSTITUTION.



Mr. Sashidhar Jagdishan, MD & CEO - HDFC Bank and Mr. Keki Mistry, the then Non-Executive (Non-Independent) Director – HDFC Bank ringing the bell in the presence of senior executives of HDFC Bank and NSE India



Mr. Ashishkumar Chauhan, MD & CEO - NSE India felicitating Mr. Sashidhar Jagdishan, MD & CEO - HDFC Bank



Mr. Ashishkumar Chauhan, MD & CEO - NSE India felicitating Mr. Keki Mistry, the then Non-Executive (Non-Independent) Director - HDFC Bank



Mr. Sashidhar Jagdishan, MD & CEO - HDFC Bank and Mr. Keki Mistry, the then Non-Executive (Non-Independent) Director - HDFC Bank lighting the lamp in the presence of Mr. Ashishkumar Chauhan, MD & CEO - NSE India and senior executives of HDFC Bank and NSE India



Senior Executives of the HDFC Bank Group Companies



OUR JOURNEY

HDFC BANK COMMEMORATED 30 YEARS OF LISTING ON NSE INDIA

On November 11, 2025 HDFC Bank celebrated 30 years of its listing on the National Stock Exchange of India (NSE). The milestone was marked with a ceremonial bell ringing by Mr. Sashidhar Jagdishan, MD & CEO - HDFC Bank and Mr. Ashishkumar Chauhan, MD & CEO – NSE India in the presence of Mr. Keki Mistry, the then Non-Executive (Non-Independent) Director - HDFC Bank, and senior leaders from both organisations.

HDFC Bank commenced its operations as a Scheduled Commercial Bank in January 1995, initially focused on wholesale banking. It later forayed into retail banking and is today India's largest private sector bank by assets and has an industry-leading position across multiple retail products and services. The Bank caters to its customer base of over 10 crore through its wide distribution of branches, business correspondents and digital touchpoints.

Post listing in 1995, HDFC Bank has delivered consistent growth and value to its shareholders. The Bank has also maintained a steady record of dividend payments throughout its three decades of listing, underscoring its commitment to shareholders.

The merger of erstwhile HDFC Limited with and into HDFC Bank with effect from July 1, 2023, was a significant milestone in the Bank's history. This strengthened the Bank's position as a leading financial services conglomerate with a presence spanning banking, home loans, life and general insurance, mutual fund, broking and alternative investments.

HDFC Bank is a professionally managed organisation, overseen by an experienced Board of Directors and does not have an identified promoter.

Today, the Bank is counted amongst India's large employers with an employee base of over two lakh spread across every state and Union Territory of India, along with a presence in select international locations.

Over three decades, the Bank has been recognised with several industry awards and recognitions.



NSE

Senior Management and Leadership Team of HDFC Bank



Senior Management and Leadership Team of HDFC Bank

Senior Management and Leadership Team of HDFC Bank



FINANCIAL PERFORMANCE

DELIVERING VALUE CONSISTENTLY

HDFC Bank's Balance Sheet size grew by 11.6 per cent, with a 14.4 per cent increase in Deposits and a 12.1 per cent growth in Advances for the year ended March 31, 2026. The Bank consolidated its position as the largest private sector bank by Balance Sheet size in India while maintaining healthy asset quality.

This was achieved through an extensive distribution network combining both physical and digital channels. Profit After Tax grew by 10.9 per cent and GNPA stood at 1.15 per cent for the year ended March 31, 2026. The Bank has maintained robust asset quality, demonstrating resilience across multiple economic cycles over the past 30 years.

The Cost to Income Ratio decreased to 38.0 per cent in FY 2025-26 from 40.5 per cent in FY 2024-25. The Bank added 234 branches in the Financial Year 2025-26. The Net Interest Margin was at 3.34 per cent.

The Bank remains well-capitalised which is reflected in its Capital Adequacy Ratio of 19.7 per cent. As a responsible bank, it has built a substantial cushion against any adverse impact with a Provision Coverage Ratio of 67.2 per cent. HDFC Bank continued to deliver value to shareholders, with a ROE of 14.3 per cent. Earnings Per Share (EPS) increased by 10.1 per cent to ₹48.62, while dividend per share rose by 40.9 per cent to ₹15.50 in FY 2025-26.

Balance Sheet Size
(₹ Cr)
43,64,886



FY26	43,64,886
FY25	39,10,199
FY24	36,17,623

Deposits
(₹ Cr)
31,05,250



FY26	31,05,250
FY25	27,14,715
FY24	23,79,786

Gross NPA Ratio
(%)
1.15



FY26	1.15
FY25	1.33
FY24	1.24

Cost to Income Ratio
(%)
38.0



FY26	38.0
FY25	40.5
FY24	40.2

Profit After Tax
(₹ Cr)
74,671



FY26	74,671
FY25	67,347
FY24	60,812

Earnings Per Share
(₹)
48.62



FY26	48.62
FY25	44.15
FY24	42.90

Advances
(₹ Cr)
29,37,166



FY26	29,37,166
FY25	26,19,609
FY24	24,84,862

Return on Equity
(%)
14.3



FY26	14.3
FY25	14.6
FY24	16.1

Return on Assets (Average)
(%)
1.94



FY26	1.94
FY25	1.91
FY24	1.98

Dividend Per Share
(₹)
15.50



FY26	15.50
FY25	11.00
FY24	9.75

Rupee Spent FY26
(%)



5.8 5.9 6.6 10.6 20.6 50.5

- Tax Provisions
- Dividend
- Provisions
- Transfer to Reserve
- Operating Expense
- Interest Expense

Rupee Earned FY26
(%)



1.4 1.7 2.4 9.4 20.3 64.8

- Others
- FX & Derivative Income
- Other Interest Income
- Commission, Exchange, Brokerage
- Income from Investments
- Interest on Advances



BUSINESS SEGMENTS

SERVING ASPIRATIONS ACROSS THE SPECTRUM

The Bank's delivers financial solutions to large corporates, mid-market companies, MSMEs and retail customers. This is done by combining a strong portfolio with customer insights.



& SPREAD
& GHEE

WHOLESALE

The Wholesale Banking division of HDFC Bank services a diverse client base, including large corporates, multinational companies, government entities, public sector enterprises, emerging corporates, and business banking / SME customers. The Bank stands at the forefront of financial innovation and customer-centric banking, delivering comprehensive solutions tailored to meet the ever-evolving needs of corporate clients. With a strong focus on building long-term partnerships, it offers a wide spectrum of products and services, from cash management and trade finance to treasury and lending solutions. The Bank thus supports businesses at every stage of their growth. Backed by dedicated relationship managers who provide personalised attention and strategic guidance, HDFC Bank ensures seamless service, deep industry insights and customised financial strategies that empower organisations to operate efficiently and scale confidently in a dynamic business environment.

LOANS AND DEPOSITS

Working Capital Facilities | Term Lending | Realty Finance Business | Project Finance | Infrastructure Finance | Supply Chain Financing | Export Finance | Trade Credit and Wholesale Deposits.

INVESTMENT BANKING

Capital Finance through Debt/ Equity Capital Markets | Mergers and Acquisitions | IPOs, Private Equity | Venture Capital Fund Raising | Loan Syndication and Customised Solutions

OTHER BANKING PRODUCTS AND SERVICES

Forex & Derivatives, Custodial Services | Cash Management services | Letters of Credit | Guarantees and Correspondent Banking

RETAIL BANKING

HDFC Bank's Retail business serves a wide and diverse customer base, including individuals, salaried professionals, and small businesses such as Kirana stores, Self Help Groups (SHGs), and Non-Resident Indians (NRIs). With a focus on understanding and meeting the unique needs of these customers, the Bank offers a comprehensive suite of products and services. This includes Savings and Current Accounts, a range of loan options for personal and business purposes, Credit and Debit Cards, Digital Wallets, Insurance and Investment Products, and Remittance Services. From affordable housing to home loans for NRIs, the Bank's extensive product portfolio is supported by advanced digital capabilities and deep industry expertise, ensuring a smooth and convenient experience for all its customers.

LOAN PRODUCTS

Personal | Auto | Gold | Two-Wheeler | Small Ticket Working Capital | Offshore | Agri and Tractor | Healthcare Finance | Commercial Vehicle & Equipment Finance | Loan Against Securities and Digital Loan against Mutual Funds

ACCOUNTS AND DEPOSITS

Savings, Current and Corporate Salary Accounts | NRI Deposits | Fixed and Recurring Deposits

MORTGAGES

Home Loans: Housing Loans | Rural Housing Loans | Loan Against Property | Refinance | NRI Home Loans | Affordable Housing Loans | Loan Against Rent Receivable | Loan for Commercial Property Purchase | Drop Line Overdraft

OTHER PRODUCTS AND SERVICES

Credit, Debit and Prepaid Cards | Digital Wallets | Wealth Management Solutions | Kisan Gold Card | Distribution of Mutual Funds, Life, General and Health Insurance

TREASURY

The Treasury department oversees the Bank's cash and liquid assets and manages investments in securities and other market instruments. It is responsible for maintaining liquidity, monitoring foreign exchange and interest rate risks on the balance sheet, and ensuring compliance with statutory reserve requirements. Additionally, the department addresses customers' treasury needs, generating fee income from transactions by facilitating hedging of customers foreign exchange and interest rate risks.

SERVICES OFFERED TO CUSTOMERS

Foreign Exchange and Derivatives' Transactions | Solutions on Hedging Strategies | Trade Solutions – Domestic and Cross Border, Bullion and Others

KEY FUNCTIONS PERFORMED

Manages the Asset/Liability of the Bank. Maintains a portfolio of Government Securities in line with regulatory norms of RBI. Manages the liquidity, foreign exchange and interest rate risks on the balance sheet, and is also responsible for meeting statutory reserve requirements.

HOME LOAN ADVANTAGE

HOME OWNERSHIP: POWERED BY TRUST, TECHNOLOGY AND RELATIONSHIPS





HDFC Bank understands that a home loan is a long-term commitment and stems from a customer's aspiration of owning a house. Mortgages serve as a basis for building enduring customer relationships that integrate assets, liabilities and protection into a unified proposition based on individual / family needs. Building on the strengths brought in through the merger, this approach is further supported by scale, digital capabilities and deep domain expertise, reinforcing the Bank's position as one of India's leading mortgage franchises in the Financial Year 2025-26.

Gross retail mortgages


₹8,88,670.07 crore
FY26
FY25
₹8,35,656.46 crore
↗6.34%

KEY FY2025-26 HIGHLIGHTS

SEAMLESS MULTI-CHANNEL ACCESS

Home loans are now available through an extensive network of over 8,500 branches, complemented by a robust digital ecosystem. Customers can view pre-approved eligibility across NetBanking, MobileBanking, and WhatsApp Banking; initiate applications, and receive sanction decisions within hours for eligible cases, significantly reducing the effort involved in loan discovery and processing.

CUSTOMER-CENTRIC PRODUCT SUITE

Home loans act as an entry point to a broader suite of products, including savings and current accounts, credit cards, wealth and investment solutions such as SmartWealth and HDFC SKY, insurance offerings, and digital payment platforms such as PayZapp—enabling comprehensive financial engagement across the customer lifecycle.

DEEPENING CUSTOMER RELATIONSHIPS

The home loan portfolio acts as an enabler for deepening relationship with customers. Over 95 per cent of customers opened savings accounts with the Bank by the time of disbursement cycle and over 50 per cent of customers adopted additional relationship products, basis their requirements. Focus has also intensified on onboarding existing legacy home loan borrowers and expanding offerings to self-employed customers through current accounts. This has strengthened both customer engagement and balance quality.

DIGITAL LEADERSHIP AND ANALYTICS

Advanced analytics and Artificial Intelligence (AI) now enables the pre-approved loan limits to surface across NetBanking, MobileBanking and WhatsApp Banking— reducing eligibility search effort by approximately 50 per cent and accelerating loan processing. Continued digital investments have further shortened turnaround times and enhanced customer convenience across every stage of the home loan journey.

STRATEGIC GROWTH AND PORTFOLIO QUALITY

The Bank remains one of the largest players in the mortgage segment, while maintaining robust asset quality. With a significantly lower NPA level compared to industry averages, the portfolio reflects a disciplined underwriting approach focused on long-term sustainability.

RECOGNITION AND OUTLOOK

Customer experience remains a key focus area, supported by structured digital feedback mechanisms and continuous monitoring, with consistently strong ratings. With rising urbanisation, inherent demand for housing and a supportive institutional framework, HDFC Bank is well positioned to support the country's growing housing finance needs.

HOUSING FOR ALL

As a committed partner in supporting national development, HDFC Bank continues to drive the Government of India initiatives under Priority Sector Lending (PSL) and the Pradhan Mantri Awas Yojana - Urban 2.0 (PMAY-U 2.0).

The Bank's priority sector lending stands at 35 per cent of total mortgage portfolio as on March 31, 2026.

HDFC Bank is the leader in lending under the PMAY-U 2.0 scheme and has facilitated affordable home ownership for low- and middle-income households by providing timely and accessible housing finance.

HDFC Bank remains committed to delivering best-in-class mortgage solutions anchored in trust, innovation, and a deep understanding of customer needs.



GROWING WITH INDIA'S BUSINESSES

HDFC Bank's Small and mid-market (earlier called Commercial and Rural Cluster) caters to a diverse set of customers across MSMEs, emerging businesses, transportation finance, and agriculture-linked segments. This business has a diversified loan portfolio, a strong on-ground presence across the country, and tech-enabled lending processes. As on March 31, 2026, Small and mid-market business managed a ₹6.32 lakh crore portfolio.



The businesses within this cluster are anchored in Semi-Urban and Rural (SURU) locations, supported by the Bank's extensive distribution network. During the year under review, the Bank's focus has progressively shifted towards deepening penetration within existing markets and building meaningful scale in locations where early presence had already been established. This business has a strong emphasis on MSME lending, which continues to be a key growth engine for the Bank. The Small and mid-market segment is witnessing sustained momentum, growing at a healthy pace, driven by a large untapped opportunity, increasing formalisation of small businesses, and continued resilience across key sectors. Domestic demand has been robust due to various steps taken by the Government in the recent past, like income tax changes and GST rationalisation. This has translated into healthy demand and sustained buoyancy among well-established MSME customers.

The Bank ranks among the top three MSME lenders in 25 states and has a leadership position in 15 states. One of the key reasons for the Bank's performance has been a focused district-level strategy. Business banking, which largely represents the MSME portfolio, has delivered a growth of around 20 per cent year-on-year on account of improved penetration in the segment, and continued demand across segments.

HDFC Bank has accelerated its focus on onboarding small and first-time borrowers, including shopkeepers and micro enterprises with modest credit requirements. By leveraging relationships with its existing customers and enabling pre-approved offerings, the Bank is expanding access to formal credit for customers who are new to institutional lending.

The Bank combines various physical and digital touchpoints to deliver faster and superior customer experiences. Increased adoption of digital sourcing, pre-sanction checks, and straight-through processing have significantly reduced turnaround times. Integration with Government-backed digital infrastructure such as GST data and account aggregator frameworks has enabled access to reliable, real-time financial information, improving underwriting quality while reducing reliance on physical documentation.

HDFC Bank also continues to strengthen its leadership in transportation finance business, particularly across light and medium commercial vehicles supported by strong partnerships with Original Equipment Manufacturers (OEMs) and dealers. This ecosystem-driven approach enhances market reach while ensuring consistent portfolio growth.

At the core of the small and mid-market business is a relationship-led model, anchored by dedicated relationship managers who maintain regular engagement with customers to understand their evolving needs and provide timely support. This on-ground connection enables not only credit expansion but also the delivery of a comprehensive bouquet of products and services including payments, deposits, cards, and personal banking to customers. Cross-sell is embedded within this approach, supported by structured sales processes and continuous capability building for consistent and effective customer engagement basis their needs.

Digitalisation complements this model by enhancing speed, efficiency, and convenience. Expanded adoption of digital documentation, Aadhaar-based authentication, and biometric verification has streamlined onboarding and servicing, particularly in smaller markets. These efforts, alongside ongoing workflow automation, are improving turnaround times while reducing operational complexity.

Overall, the Small and mid-market business represents a significant opportunity for the Bank to participate in India's economic growth story. Through a combination of wide distribution network, strong customer relationships, and technology-led efficiencies, HDFC Bank is well-positioned to capitalise on this opportunity across emerging businesses and underserved segments.

HDFC Bank ranks among the top three MSME lenders in **25 states** including a leadership position in **15 states.**



PRODUCT SUITE

WORKING CAPITAL AND TERM LOAN ASSETS
- Working Capital Loans
- Term Loans
- Supply Chain Management
- Project Finance
- Export Finance

AGRICULTURE FINANCE
- Crop Loan/ Farmer Finance
- KCC
- Dairy / Cattle Finance

TRANSPORTATION FINANCE GROUP
- Commercial Vehicle / Equipment Finance
- Tractor Finance
- Infrastructure Finance

INVESTMENT BANKING
- IPOs, Private Equity, VC Fund Raise, Loan Syndication
- Mergers & Acquisitions

LIABILITIES
- CASA Accounts
- Fixed Deposits
- Salary Accounts

TRADE FINANCE & FOREIGN EXCHANGE ADVISORY
- Bank Guarantee / LCs
- International Trade
- Trade Flows & Derivatives

SUSTAINABLE LIVELIHOOD INITIATIVE (SHG AND JLG)
- Micro Finance



POWER OF THE GROUP

VALUE CREATION THROUGH COLLABORATION

HDFC Bank has 15 subsidiaries with five identified as key subsidiaries. This has strengthened HDFC Bank Group's capability to deliver comprehensive financial solutions to deepen and lengthen customer relationships.



OUR KEY SUBSIDIARIES

HDFC Life Insurance Company Limited



50.2%

HDB Financial Services Limited



74.1%

HDFC ERGO General Insurance Company Limited



50.3%

HDFC Asset Management Company Limited



52.4%

HDFC Securities Limited



94.0%

Collaboration by leveraging the synergies of the Group's companies enables HDFC Bank to enhance customer lifetime value. This is done by offering a host of products from Group companies apart from the traditional banking products. This includes life insurance, general insurance, health insurance and investment products. This also means that customers gets holistic financial solutions that take care of their savings, borrowings, protection and investment needs.

The HDFC Bank Group has the advantage of a consolidated employee base with diverse skillsets, a nationwide branch network and various other physical / digital touchpoints. This is extremely important given the fast changing financial services environment.

HDFC Bank is committed to fostering progress together by harnessing the collaborative strengths to drive sustainable growth and profitability.

HDFC Life and HDFC ERGO prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards ('Ind-AS'). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

The details of the subsidiaries including financial performance (on a standalone basis) and key initiatives for the Financial Year 2025-26 are given below.



HDFC LIFE INSURANCE COMPANY LIMITED (HDFC LIFE)

Established in 2000, HDFC Life Insurance Company Limited ('HDFC Life' or the 'Company') is a leading provider of long-term life insurance solutions in India. It offers a broad range of individual and group plans across the Protection, Pension, Savings, Investment, Annuity, and Health categories, with a portfolio comprising over 70 products and optional riders designed to meet the diverse needs of its customers.



FY 2025-26 Financials

Value of New Business (VNB) stood at ₹4,034 crore with VNB margin of 24.2 per cent, for the period FY 2025-26. Embedded Value (EV) stood at ₹62,139 crore, with an operating Return on Embedded Value (RoEV) of 15.0 per cent. Profit After Tax for the period stood at ₹1,910 crore. The Company's solvency ratio stood at 177 per cent, as on March 31, 2026. Persistency ratios were stable, with 13-month and 61-month persistency at 85 per cent and 64 per cent respectively. These trends reflect the underlying product and tier mix. Renewal collections grew 15 per cent year-on-year. Assets under Management (AUM), including that of the wholly owned subsidiary HDFC Pension Fund Management, stood at ₹5.3 lakh crore.



KEY FY2025-26 INITIATIVES

To commemorate its 25th anniversary, HDFC Life undertook the branding of Mahalaxmi Metro Station (in Mumbai) – aiming to connect closely with daily commuters, reminding them about the need for financial security.





HDB FINANCIAL SERVICES LIMITED

HDB Financial Services Limited (HDBFSL), in which the Bank holds a 74.12 per cent stake, is a non-deposit taking NBFC. HDBFSL has a comprehensive bouquet of products and service offerings that are tailor-made to suit its customers' requirements including first-time borrowers and the underserved segments. HDBFSL is engaged in the business of lending, fee-based products and BPO services. The company has a strong network of over 1,730 branches spread across 1,161 cities.

FY 2025-26 Financials

The company's Profit After Tax stood at ₹2,544 crore as on March 31, 2026 compared to ₹2,176 crore as on March 31, 2025. The total loan book stood at ₹1,18,493 crore as on March 31, 2026 compared to ₹1,06,878 crore as on March 31, 2025, a growth of 10.87 per cent.

The asset quality remained robust, with Gross Non Performing Asset (GNPA) ratio at 2.44 per cent and Net Non Performing Asset (NNPA) ratio at 1.09 per cent as on March 31, 2026. GNPA stood at 2.26 per cent and NNPA at 0.99 per cent for the year ended March 31, 2025.

KEY FY2025-26 INITIATIVES

- In FY 2025-26, HDBFSL was listed on BSE and NSE post a successful IPO at a final issue price of ₹740 per share. The public issue comprised a ₹2,500 crore fresh issue and a ₹10,000 crore Offer For Sale (OFS) by HDFC Bank. This was as per regulatory requirements.

- HDB Financial Services has significantly strengthened its Xpress Services platform, providing customers with instant, paperless access to loan management and financial support. By prioritising speed and 'one-click' convenience, the initiative empowers users to independently handle servicing needs across digital channels.

- For customers, this means 24x7 autonomy, faster turnaround times, and the elimination of branch visits. These enhancements have driven a massive shift towards self-service, reducing dependency on assisted channels while improving operational efficiency. Ultimately, Xpress Services creates a scalable, frictionless experience that delivers financial assistance when needed, aligning perfectly with HDBFSL's digital transformation goals.





HDFC ERGO GENERAL INSURANCE COMPANY LIMITED

HDFC ERGO General Insurance Company Limited (HDFC ERGO), in which the Bank holds a 50.3 per cent stake, offers a comprehensive bouquet of general insurance products - ranging from Health, Motor, Travel, Home, Personal Accident and Cyber Insurance for its retail customers. It offers products like Property, Engineering, Marine and Liability Insurance to its SME and Corporate Customers while extending Crop and Cattle Insurance for Rural Customers. Aligned with the IRDAI's vision of 'Insurance for All by 2047', HDFC ERGO focusses on strengthening awareness, accessibility and affordability to enable long-term financial security.

FY 2025-26 Financials

HDFC ERGO has a track record of consistent profitable growth. Over the past 18 years, it has grown faster than the industry – with a 26 per cent CAGR vis-à-vis 15 per cent CAGR for the General Insurance industry.

As a result, HDFC ERGO has improved its market share from 0.8 per cent in FY 2007-08 to 4.5 per cent in FY 2025-26. Profit After Tax for the year ended March 31, 2026, was ₹813 crore compared to ₹500 crore for the year ended March 31, 2025.

KEY FY2025-26 INITIATIVES

Improving insurance inclusion

HDFC ERGO's multi-channel, multi-geography approach helped it deepen the insurance penetration across segments - it covered about 1.74 crore lives in FY 2025-26 under health insurance (45 per cent growth over previous year) and issued about 8.18 lakh policies in Fire insurance (71 per cent growth over previous year).

Product innovation

HDFC ERGO launched Optima Secure +, the new version of its flagship indemnity health insurance product Optima Secure. Optima Secure+ provides higher coverages, with unique benefits such as Infinite Benefit (Sum Insured increases by 100 per cent every year without ceiling), Restore Benefit (replenishes Sum Insured an infinite number of times during the policy year), lifetime discounts and an option to avail long-term insurance cover of up to five years.





HDFC ASSET MANAGEMENT COMPANY LIMITED

HDFC Asset Management Company Limited (HDFC AMC), investment manager to HDFC Mutual Fund, is one of India's largest mutual funds. With a 52.37 per cent stake held by HDFC Bank, it offers a wide range of savings and investment products to over 1.67 crore investors through 3.02 crore live accounts. Established in 1999, it has a strong presence across 280 offices, over 1.09 lakh distribution partners and digital platforms. HDFC AMC also provides Portfolio Management, Segregated Account Services, along with Alternative Investment Funds to high net-worth individuals, family offices, domestic corporates, trusts, provident funds and domestic as well as global institutions.

FY 2025-26 Financials

Total Income for the Financial Year 2025-26 recorded a year-on-year growth of 14 per cent to ₹ 4,617 crore. Profit After Tax grew by 16 per cent to ₹ 2,859 crore.

KEY FY2025-26 INITIATIVES

- Broadened alternatives platform with the launch of HDFC AMC Structured Credit Fund–I, with IFC as a partner and anchor investor.

- Strengthened the mutual fund franchise with launch of seven new schemes across active and passive strategies.

- Digital adoption strengthened further, with 97 per cent of transactions executed digitally, up from 81 per cent three years ago.

- Secured marquee fixed income mandates from EPFO and SPFO under the PMS business.

- Deepened international presence through HDFC AMC International (IFSC) Limited with the launch of two new funds, taking total offerings to five.







HDFC SECURITIES LIMITED

HDFC Securities Limited (HSL), in which the Bank holds a 94.01 per cent stake, is among the leading broking firms in India. It serves 78 lakh customers with a comprehensive range of investment and protection products. It leverages real-time, data-driven insights and research-backed information to empower investors. HSL has 128 branches spread over 100 cities and towns as on March 31, 2026. Approximately, 98 per cent of its customers accessed its services digitally in the previous financial year. HSL ranked at the 6th position in terms of number of active clients on NSE in March 2026.

FY 2025-26 Financials

In the Financial Year 2025-26, HSL's total income was ₹3,110 crore as compared to ₹3,265 crore in the previous financial year. Net revenue (total income less finance costs) stood at ₹2,293 crore in FY 2025-26 as compared to ₹2,479 crore in the previous financial year. Operating expenses were ₹1,056 crore resulting in a cost-to-revenue ratio of 46 per cent.

PAT was at ₹930 crore and EPS was ₹522. The Margin Trading Funding (MTF) portfolio aggregated ₹7,137 crore. Equity trade volumes aggregated ₹6.8 lakh crore.

KEY FY2025-26 INITIATIVES

- HSL developed and implemented several features / tools to enhance customer experience, trading capabilities, and investment tools across its InvestRight and SKY platforms. These include features / tools such as portfolio optimiser that empowers customers to analyse and optimise their portfolios, integration with NxtOption platform for advanced analytics and trading in options.

- Launch of the new InvestRight web platform, SKY Signals provides real-time chart pattern alerts for traders, equity and MTF basket investment tools and tools for advanced order management.

OUR VALUE CREATION MODEL

CORE VALUES

Customer Focus | Operational Excellence | Product Leadership | People | Sustainability



CEO PRIORITIES

People and Culture

Customer Centricity

Digital & Technology Leadership

Group Synergies

Influences

Shapes our view of

OUR CONTEXT

1 External Environment

2 Stakeholder Engagement

3 Material Topics

4 Risk Management

Click the number beside each element for more information

Reflects | Guides

Drives | Responds to

BUSINESS SEGMENTS

SERVING FINANCIAL NEEDS OF INDIANS

Retail | Wholesale | Treasury

OUR PERFORMANCE

Key Business Activities

Lending | Branch operations | Underwriting and risk management | Investment management | Asset-liability management | Time Deposits | Customer services | Current and Saving Accounts | Collections | At - Scale Distribution

Outputs

- Total Deposits: ₹31,05,250.5 crore
- Total Advances: ₹29,37,166.3 crore
- Net Interest Income: ₹1,28,686 crore
- Total Income: ₹3,70,054.6 crore
- Share of Digital transactions in Total financial transactions: 98%
- Dividend per share: ₹15.50^

(^ Special Interim Dividend: ₹2.5 and Proposed Dividend: ₹13.0)

Impacts

Derived

OUR STRATEGIC PILLARS

- Branch Channel Engagement and Virtual Relationship Management (VRM)
- Government and Institutions (G&I) Business
- Wealth Management
- Technology & Digital
- Digital Marketing and Analytics
- Payments Business
- Retail Assets
- Mortgage Assets
- Small and Mid-market
- Corporate Cluster

Click here for more on our priorities and the Strategic pillars of the bank

GOVERNANCE FRAMEWORK

1 Credit Risk | 2 Market Risk | 3 Compliance Risk | 4 Operational Risk | 5 Climate Risk | 6 Liquidity Risk

OUR PERFORMANCE ACROSS CAPITALS

Inputs	Outcomes	Risks & SDGs
FINANCIAL • Total Deposits: ₹31,05,250.47 crore • Shareholders fund: ₹5,62,900.91 crore • Borrowings: ₹4,89,394.6 crore	• Net Revenues: ₹1,91,218.60 crore • Profit after tax: ₹74,671.30 crore • Return on Average Assets: 1.94% • Return on Equity: 14.3% • Cost-to-income ratio: 38.0% • Capital Adequacy Ratio:19.7% • Net NPA: 0.38% • Dividend Per Share: ₹15.50^ *(^Special Interim Dividend: ₹2.5 and Proposed Dividend: ₹13.0)*	1 2 3 4 5 6 7 8 9 10
HUMAN • Employee base: 2,11,178 • Employee expense Staff Cost: ₹26,050 crore • Learning and Development initiatives • Diversity, Equity and Inclusion initiatives • Talent Management • Culture Ecosystem - Nurture, Care & Collaborate	• Women in workforce: 26.6% • Total Learning Hours: 1,36,53,941 • Employee attrition rate: 23.12% • The Vibes Employee Satisfaction Survey recorded a score of 86%	4 5
INTELLECTUAL • Credit policy and underwriting skills • Digital solution and factory, Enterprise Factory • Risk management framework integrating ESG factors • Implementation framework on carbon neutrality • State-of-the-art data centers • Adoption of a zero-trust architecture approach supported by a sound information and cyber security policy to ensure protection against cyberattacks	• 86% of our acquisitions are digital • 98% of our financial transactions are digital • 80% of servicing happens digitally • 20 lakh merchants active on Smarthub Vyapar App • Average customer uptime increased to 99.97% • Brand Valuation: US$ 47.51 Billion* • PayZapp 2.0 has reached the milestone of 2.08 crore registrations in FY 2025-26 **As per Kantar BrandZ 2026 Most Valuable Global Brands*	1 8 9
SOCIAL & RELATIONSHIP • Customer base: 10.1 crore • CSR Spends on Parivartan projects: ₹1,316.18 crore • No. of active CSR implementation partners: 185 • Aligning stakeholders to ESG • Partnership with Government	• MSCI ESG Rating: AA • S&P Corporate Sustainability Assessment: 82nd Percentile • Leadership category with score of 72 in CRISIL ESG Ratings • 10.77 crore lives impacted as on March 31, 2026 (cumulatively - Including both immediate and extended beneficiaries)	1 5 6 7 8 9 10
NATURAL • All new branches and offices evaluated for IGBC certification: 3,247 bank premises are IGBC certified • Potential Energy Savings of 776.79 MWh from procurement and installation of BEE 4 star and 5 star Air Conditioners	• Reduction in absolute Scope 1 & 2 emissions: ~9% • 233 branch premises received 100% green power in FY 2025-26 • Sustainable bond proceeds of 150 million USD allocated in FY 2025-26 towards green transportation and MSMEs, during reporting period • Sustainable finance portfolio of ~28%	1 5
MANUFACTURED • New branches opened in FY26: 234 • ATMs, Corporate office, digital factories, data warehouse and others • Bangalore ‘Netmagic· DC3B’ Certified green data center	• Total Banking Outlets: 24,089 • Total Branches: 9,689 (Inclusive of overseas branches and DBUs): of which ~50% are SURU branches • Total Fixed Point Business Correspondents: 14,400 • ATMs + Cash Recycler Machines: 21,172 • Cities/towns covered: 4,175	4 5







































7 Reputation Risk | 8 Technology Risk | 9 Cyber and Data Risk | 10 Risk of spill-over from Subsidiaries





















STAKEHOLDER ENGAGEMENT

ADVANCING ENGAGEMENT THROUGH RESPONSIBLE PARTNERSHIPS

GRI 2-16, 2-29

In FY 2025-26, HDFC Bank's stakeholder engagement approach is oriented towards advancing responsible partnerships based on clarity, consistency, and mutual expectations. The Bank's engagement framework across key stakeholder groups, reflects our intent to strengthen dialogue and responsiveness over time. This approach is designed to support a structured understanding of material stakeholder priorities and to provide a basis for sustained value creation in a dynamic operating environment.

STAKEHOLDER ENGAGEMENT PROCESS



Identify potential topics

↓

Define stakeholder groups

↓

Stakeholder engagement and prioritisation

↓

Review of material issues by internal stakeholders

↓

Revised materiality map

PURPOSE OF STAKEHOLDER ENGAGEMENT

Understanding Impact

Stakeholder engagement provides a basis for examining the potential and actual impact of environmental, social, and governance (ESG) issues associated with the Bank's activities. Ongoing dialogue with stakeholders supports the identification of key areas of impact and emerging concerns relevant to the Bank's operating context.

Shaping Responses

Engagement with stakeholders informs the development of appropriate responses to identified risks and challenges. These interactions assist in exploring preventative and mitigating approaches that may be considered over time.

Upholding Stakeholder Rights

Stakeholder engagement is approached with due regard to stakeholder rights and expectations. The Bank recognises the importance of fair, transparent, and inclusive engagement practices as part of responsible business conduct.

Grievance Redressal

The Bank has a grievance redressal mechanism to ensure stakeholders are able to raise concerns and seek resolution through defined channels. This mechanism supports the broader stakeholder engagement approach by reinforcing accessibility, fairness, and transparency. Further details are available in the Bank's Whistleblower Policy.

Additionally, the Bank has outlined engagement channels and points of interaction across stakeholder groups. These mechanisms are intended to facilitate information flow and enable the integration of stakeholder perspectives in the context of long-term value creation.

TYPES OF STAKEHOLDERS



Customers

Employees

Vendors

Regulatory Bodies

Investors and Shareholders

Community

The Bank adopts a disciplined and outcome focused approach to stakeholder engagement, guided by an assessment of relevance, influence, and organisational impact. Engagement priorities and methods are therefore aligned to support the objective of effective and purposeful interactions. In FY 2025-26, the Bank reinforced its stakeholder engagement framework through a series of targeted initiatives designed to allow constructive dialogue with key stakeholder groups.

CUSTOMERS



Customers represent the end users of the Bank's products and services. They are central to the Bank's ability to generate recurring business and fulfil its role as a financial intermediary.

70
NET PROMOTER SCORE (NPS)

Means of Engagement
- Online and postal communication
- Customer satisfaction surveys
- Customer feedback
- Regular interaction with customers

Frequency
Continuous

Type
Information, Consultation

Key Areas of Discussion
- Ease of transacting across channels
- Customer-centric products and services
- Digital finance innovation
- Customer data management
- Consumer rights protection

Bank's Response
- New products enabled by the Bank's digitisation strategy
- Making personalised recommendations through a Virtual Relationship Manager (VRM)
- Information Education Communication (IEC) activities on data security and privacy

EMPLOYEES



Employees and workers constitute the human capital. They are responsible for executing the Bank's business strategy, managing risks, and ensuring continuity of operations.

86
VIBES EMPLOYEE ENGAGEMENT SCORE

64.66
AVERAGE TRAINING HOURS PER EMPLOYEE

Means of Engagement
- On-ground and virtual connect with employees
- Leadership and Talent development
- Managers connect
- Vibe and Pulse surveys
- Employee connect initiatives like Xpressions, wellness initiatives, etc. some of which also include their families

Frequency
Ongoing/Periodic/ Annual performance reviews

Type
Information, Consultation, Participation

Key Areas of Discussion
- Employee engagement
- Culture and employee experience
- Employee wellness and safety
- Learning and Development (L&D)
- Inclusive work culture
- Work-life balance

Bank's Response
- Maintain high-level of ongoing employee connect and periodically obtain feedback through dipstick assessments and surveys
- Focus on various aspects of employee wellness through the HDFC 'Bank Cares' Initiative
- Strengthen focus on L&D by offering best-in-class learning resources and leveraging technology for enabling learning anywhere and at anytime



VENDORS



Vendors are external parties engaged to support the Bank's operational requirements under defined contractual arrangements.

97%
INPUT MATERIAL DIRECTLY SOURCED FROM WITHIN INDIA

Means of Engagement
- Regular meetings
- Phone calls and surveys

Frequency
Continuous Annual performance review

Type
Information, Consultation

Key Areas of Discussion
- Governance and ethical practices
- Transparency in sourcing processes
- Support for MSMEs and local vendors

Bank's Response
- Ensure timely payment for services
- Whistle Blower Policy to ensure good practices
- Preparation for BRSR Core value chain reporting
- Direct sourcing of input material from MSMEs/ small producers

REGULATORY BODIES



Regulatory bodies include the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Ministry of Finance, and other statutory authorities. Proactive and transparent engagement ensures regulatory compliance, financial stability, and adherence to evolving legal and supervisory frameworks.

100%
BRSR CORE INDICATORS ASSURED

Means of Engagement
- Regular meetings
- Policy updates and ministry directives
- Mandatory filings with key regulators

Frequency
Continuous as per the requirement

Type
Information, Consultation, Participation

Key Areas of Discussion
- Compliance, including public disclosure and reasonable assurance of BRSR Core KPIs
- Social security schemes
- Relevant national mandates
- Risk Management and Internal Controls

Bank's Response
- Compliance and ethics-oriented culture, including formulation of relevant policy frameworks and enforcement thereof
- Awareness generation and aligning to the mandates set by the Government of India
- Strengthening of internal processes for BRSR Core reporting

INVESTORS AND SHAREHOLDERS



Investors and shareholders provide capital support and play a key role in governance and oversight. Transparent communication strengthens investor confidence, supports long term value creation, and ensures alignment with strategic priorities.

40 lakh+
NUMBER OF SHAREHOLDERS

Means of Engagement
- Quarterly financial reports, Press releases, Results conference call and Investor presentations
- Investor conferences, Analyst day, Investor days, Interactions with shareholders and Annual /Extra-Ordinary General Meetings

Frequency
Continuous/ Quarterly/ Annual

Type
Information, Consultation, Participation

Key Areas of Discussion
- Compliance
- Governance and ethical practices
- Economic performance

Bank's Response
- Policies and demonstration of responsible business conduct

COMMUNITY



Community includes society at large, underserved populations, NGOs, and local institutions where the Bank operates. Engaging with communities supports inclusive growth, financial literacy, social development, and reinforces the Bank's role as a responsible corporate citizen,

1.8 lakh
FINANCIAL LITERACY CAMPS CONDUCTED

8.24 lakh
PARTICIPANTS COVERED BY FINANCIAL LITERACY CAMPS

Means of Engagement
- Planning, meeting, and exercises
- Needs assessment/Baselining/ Participatory Rural Appraisal
- Focused Group Discussions
- Consultative workshops
- Awareness sessions and field demonstrations
- Periodic progress reviews and monitoring

Frequency
Continuous

Type
Information, Consultation, Participation

Key Areas of Discussion
- Poverty and drudgery alleviation
- Improvement in quality of education
- Efficient resource management
- Environmental sustainability
- Improvement in community hygiene and sanitation

Bank's Response
- Rural Development skill development and Livelihood enhancement
- Promotion of Education
- Healthcare & Hygiene
- Financial Literacy & Inclusion
- Natural Resource Management



MATERIALITY

MATERIAL AREAS FOR RESPONSIBLE BANKING

GRI 3-1, GRI 3-2



MATERIALITY APPROACH AND FRAMEWORK

In FY 2025-26, the Bank undertook an annual review of material topics through an abridged double materiality assessment with select internal stakeholders. The process identifies, reviews, and prioritises sustainability matters based on their impact on the environment and society, and their significance for the Bank's financial performance. This includes both actual and potential, positive, and negative impacts (financial and non-financial) across the Bank's operations and value chain.

The assessment has been carried out in accordance with the Global Reporting Initiative (GRI) Universal Standards 2021 (GRI 3: Material Topics). It is reviewed annually and refreshed as needed to account for shifts in the business landscape, evolving stakeholder expectations, and regulatory developments. This assessment enables a structured evaluation of how internal and external factors influence sustainability priorities and support the Bank in assessing its readiness to address emerging risks.

As part of this approach, an in-depth contextual review and impact mapping exercise was carried out, drawing on a wide range of internal and external information sources. These include internal strategy documents, applicable laws and regulations, and secondary research such as media coverage, investor perspectives, peer benchmarking, and outcomes from third-party ESG rating assessments. In addition, sector-specific references, including the World Economic Forum's Global Risks Report and material topics identified by the Sustainability Accounting Standards Board (SASB), were reviewed to support benchmarking efforts and ensure alignment with industry best practices.

OVERVIEW OF METHODOLOGY

Building on the guidance from GRI 3: Material Topics, the Bank compiled a set of 16 sustainability issues that have an impact on the economy, environment, and people, including impacts on human rights, across the organisation's activities and in business relationships. The Bank reviewed these issues for continued relevance, impact severity, likelihood, and alignment with evolving regulatory expectations and stakeholder priorities.

Stakeholder inputs, internal performance reviews, emerging sustainability trends, informed the assessment process.

Key Material Topics Identified

Environment
- Climate Change
- Sustainable & Responsible Financing
- Sustainable Procurement

Social
- Financial Literacy & Inclusive Banking
- Customer Centricity
- Diversity, Equity & Inclusion (DEI)
- Employee Engagement & Development
- Employee Wellbeing
- Community Development
- Responsible Digital Leadership

Governance
- Financial Performance & Economic Value Creation
- Regulatory Compliance
- Enterprise Risk Management
- Cyber Security & Data Privacy
- Corporate Governance & Business Ethics
- Transparency, Disclosures & Stakeholder Engagement

MATERIALITY ASSESSMENT PROCESS

As part of the Double Materiality Assessment, we evaluate topics across two key dimensions, i.e., socio-environmental impact and financial impact. For socio-environmental impact, each material topic is assessed based on its positive and negative effects, examining the scale of impact, the scope of affected stakeholders, the likelihood of occurrence, and, for negative impacts, the degree of irremediability. On the financial impact side, topics are evaluated through the lens of risks and opportunities: risks that may increase costs or reduce revenue are weighed against opportunities that may lower costs or enhance revenue, with assessments covering both the potential magnitude and the likelihood of occurrence of each outcome. Together, these two lenses capture what the Bank's impacts are on society and the environment, as well as what external factors may materially affect the organisation's financial performance.

METHODOLOGY

1. Understanding the context
2. Identification of Material Topics
3. Stakeholder Mapping
4. Identification of Actual and Potential Impacts, Risks, and Opportunities (IROs)
5. Establishment of Scoring Criteria
6. Stakeholder Consultation
7. Double Materiality Matrix
8. Governance Validation and Reporting



Identification of Material Topics

The Bank revisited the set of 14 material topics previously identified through stakeholder engagement, data insights, and external benchmarking. Subject matter specialists supported the refinement of impact definitions to ensure alignment with regulatory expectations, industry practices, and internal strategic priorities.

Prioritisation and Weighting

Topics were then prioritised by consolidating stakeholder survey responses and applying differentiated weights to each stakeholder group based on their level of influence and relevance. Scores were derived by evaluating the scale, likelihood, and breadth of potential impacts across the value chain, resulting in a classification of topics as 'Top Priority,' 'Stakeholder Priority,' 'Business Priority,' and 'Monitor only.'

Impact Evaluation and Refinement of Topics

Using a double materiality lens encompassing impact materiality and financial materiality, the Bank assessed the potential positive and negative implications of each topic across economic, environmental, and social dimensions. This process enabled the integration of overlapping subjects and the consolidation of the assessment to 16 topics, ensuring the final set reflected both business priorities and impact considerations.

Evaluation of Topics to identify Risks & Opportunities

The 16 priority topics were subsequently evaluated to identify areas that represent opportunities (12 topics) and risks (4 topics). This assessment was supported by ongoing review of performance trends, and stakeholder inputs, including perspectives from investors and ESG analysts.

Review and Approval of the Materiality Matrix

The final materiality matrix, developed using stakeholder perspectives and performance indicators was presented to the CSR & ESG Committee of the Board for validation and review.



MATERIALITY

MATERIALITY MATRIX



Responsible Digital Leadership
Climate Change
Cyber Security & Data Privacy
Regulatory Compliance
II
Enterprise Risk Management
I
Financial Performance & Economic Value Creation
Customer Centricity
Community Development
Financial Literacy & Inclusive Banking
Employee Engagement & Development
Sustainable Procurement
Transparency, Disclosures & Stakeholder Engagement
Corporate Governance & Business Ethics
Employee Wellbeing
Diversity, Equity & Inclusion (DEI)
IV
Sustainable & Responsible Financing
III
Impact Materiality
Financial Materiality

I - High Impact, High Financial
II - High Impact, Low Financial
III - Low Impact, High Financial
IV - Low Impact, Low Financial

Top Priority - Strategic integration & disclosures
Stakeholder Priority - Report and monitor externally
Business Priority - Internal controls & risk management
Monitor Only - Non-priority unless conditions evolve

MANAGEMENT OF MATERIAL TOPIC

REGULATORY COMPLIANCE

Regulatory Compliance relates to the Bank's adherence to applicable banking, financial, ESG and data protection regulations, along with standards of responsible conduct across all operations. Operating in a complex and evolving regulatory environment, the Bank recognises that strong compliance and ethical conduct are essential to prevent legal, financial and reputational risks, and ensuring continuity of operations.

	Polarity	Nature
Impact Materiality The regulatory landscape is seeing a gradual shift toward transparency and non-financial disclosure. Failing to uphold the rigorous standards of regulatory compliance and ethical conduct, exposes the Bank to negative spill over effects of reputational damage and loss of customer/stakeholder trust.	Negative	Potential
Financial Materiality Our governance framework is aligned with RBI and SEBI mandates, which guide how we conduct business. Failure to comply with evolving regulatory requirements may result in regulatory action, financial penalties, and reputational risks, which could further affect the Bank's ability to operate effectively within the financial system.	Negative	Risk

Capitals Covered : FC HC NC







SDGs Impacted : 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

FY26 Performance

100%

BRSR CORE KPIS REASONABLY ASSURED











FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



RESPONSIBLE DIGITAL LEADERSHIP

Responsible Digital Leadership captures HDFC Bank's use of technology to enhance operational efficiency, customer experience and service delivery. The Bank leverages technology to offer secure, reliable and scalable banking solutions, while strengthening digital capabilities to meet evolving customer expectations.

	Polarity	Nature
Impact Materiality Technology has been and is a core differentiator for HDFC Bank, driving speed, scale, and simplicity in how we serve customers across India. Our focus is on making banking seamless, intuitive and personal. We leverage data analytics, AI and automation to offer personalised services, improve response times and ensure 24x7 connectivity. The focus on digital innovation enhances operational efficiency while deepening customer engagement and loyalty. 97% of all financial transactions are enabled through digital channels.	Positive	Potential
Financial Materiality Leveraging digital-first banking helps increase efficiency. By automating processes and adopting AI, we support long term cost efficiency.	Positive	Opportunity

Capitals Covered :  SRC  IC

SDGs Impacted :

FY26 Performance

86%

OF ALL NEW RETAIL PRODUCTS SOURCED DIGITALLY

FC	Financial Capital	MC	Manufactured Capital	HC	Human Capital	 IC	Intellectual Capital	 SRC	Social & Relationship Capital	 NC	Natural Capital



CYBER SECURITY & DATA PRIVACY

Cyber Security & Data Privacy relates to the protection of customer and institutional data while maintaining secure IT systems. As a customer-centric and digitally enabled bank, safeguarding personal and financial information is critical to maintaining trust, ensuring regulatory compliance and enabling business continuity against evolving cyber threats.

	Polarity	Nature
Impact Materiality Being in the service sector, Information Security and Data Protection are of utmost importance to the Bank as part of our technology transformation journey. The Bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security. In addition, we also have a data privacy program which is led by the Data Privacy Officer and overseen by the Board and Chief Data Officer, ensuring stringent compliance with relevant regulations. Failing to align with regulatory expectations and industry practices could affect the confidentiality, integrity and availability of the Bank's digital infrastructure and applications.	Negative	Potential
Financial Materiality As India's largest private sector bank with a massive digital footprint, our financial stability is dependent on digital trust. A significant data breach or systemic cyberattack would result in severe regulatory penalties, massive remediation costs, and a long -term decline in brand valuation that could lead to customer attrition.	Negative	Risk

Capitals Covered : IC

SDGs Impacted : 9, 16



FY26 Performance

ISO 27001

CERTIFICATION OF INFORMATION SECURITY MANAGEMENT SYSTEMS













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



ENTERPRISE RISK MANAGEMENT

Enterprise Risk Management (ERM) encompasses HDFC Bank’s framework for identifying, assessing and managing financial, operational, systemic and emerging risks.

Proactive integration of key risk factors into credit assessment, portfolio management and stress testing, supports informed decision-making and strengthens the Bank's ability to navigate an evolving risk landscape.

	Polarity	Nature
Impact Materiality The Bank follows the Board approved ERM policy which serves as an overarching framework for the Risk Management Group across all areas, managing various risks faced by the Bank in an integrated manner. ERM framework drives the formulation of the risk appetite, stress testing approaches, capital adequacy assessment, and capital planning. The Internal Capital Adequacy Assessment Process (ICAAP), integral to the ERM framework, acts as a risk management tool that enables periodic review and challenge of risk assessment inputs provided by respective units. At an enterprise level, the Bank conducts stress testing and ongoing scenario assessments, with a focus on emerging risks driven by geopolitical, macroeconomic, and sectoral trends, recognising the dynamic nature of these challenges to proactively identify vulnerable areas in the portfolio and initiate necessary actions. Gaps in the framework may limit the Bank’s ability to identify and manage high-risk activities across its portfolio.	Negative	Potential
Financial Materiality Standard risk models may not fully capture emerging and complex risk factors. Without incorporating robust due diligence into credit appraisal processes, there is a risk of overlooking hidden credit issues such as mispriced exposures, which can lead to portfolio volatility and potential financial losses arising from unforeseen project disruptions.	Negative	Risk

Capitals Covered : FC IC MC HC SRC NC **SDGs Impacted :**













FY26 Performance

12

RISKS IDENTIFIED













FC Financial Capital · MC Manufactured Capital · HC Human Capital · IC Intellectual Capital · SRC Social & Relationship Capital · NC Natural Capital





FINANCIAL LITERACY & INCLUSIVE BANKING

The Bank makes efforts to expand access to affordable financial products and improving financial literacy among unbanked segments. Financial inclusion enables broader participation in the economic development, supports socially inclusive growth and creates business opportunities aligned with national development priorities.

	Polarity	Nature
Impact Materiality HDFC Bank is committed to taking banking solutions to the remote areas of the country and enabling underbanked sections of the population to access formal financial channels. With over 50 per cent of the branches located in semi-urban and rural areas, the Bank ensures that banking solutions reach the remote areas of the country and provide formal banking channels to the underbanked population. Through our Financial Literacy Programme, we focus on financially excluded individuals and those at the bottom of the pyramid and conduct financial literacy camps through rural branches and designated Financial Literacy Centres. Additionally, we actively participate in various key govt schemes such as the Pradhan Mantri Awas Yojana (Urban 2.0), Atal Pension Yojana, Pradhan Mantri Jan Dhan Yojana and several others. We provide last-mile access through mobile applications such as UPI, Aadhaar and RuPay enabled Micro-ATMs.	Positive	Actual
Financial Materiality By deepening our reach into rural and unbanked markets through financial literacy, we tap into a vast under-served customer base supporting socially inclusive growth, building a sustainable revenue stream, and diversifying our portfolio away from urban saturation.	Positive	Opportunity

Capitals Covered :  FC SRC

SDGs Impacted :

FY26 Performance

1.92 crore

CUSTOMERS COVERED THROUGH FINANCIAL LITERACY CAMPS (FLCS)



 FC Financial Capital  MC Manufactured Capital  HC Human Capital  IC Intellectual Capital  SRC Social & Relationship Capital  NC Natural Capital

CLIMATE CHANGE

This entails the Bank's approach to managing the impacts of climate change on its operations, customers and portfolio. This includes improving operational eco-efficiency, managing emissions from energy use and digital infrastructure. The Bank also recognises the materiality of financed emissions and the need to build resilience against climate-related disruptions to ensure financial and operational stability.

	Polarity	Nature
Impact Materiality The bank is committed to achieving carbon neutrality in its own operations by FY 2031-32. Through our commitment to monitoring GHG emissions and transitioning our infrastructure to renewable energy, we are directly reducing our environmental footprint while setting industry benchmarks for climate conscious operations. We also adopt responsible waste disposal, minimise paper and plastic use. The bank's financing activities can indirectly influence environmental and societal outcomes through the sectors and projects it supports. Continued financing of high-emission or environmentally harmful activities may contribute to adverse environmental impacts, including increased greenhouse gas emissions, ecosystem degradation, and resource depletion. These outcomes may also exacerbate climate change and environmental stress, increasing vulnerability for communities, particularly those already exposed to climate-related risks. In addition, insufficient integration of climate considerations into lending and investment decisions could delay the transition to more sustainable and low-carbon economic models, potentially amplifying long-term environmental damage and societal challenges. The bank is incorporating climate considerations into its governance structures, risk management systems, and strategic operations, with a focus on emissions management, renewable energy adoption, and resource efficiency. Through its financing activities, the Bank aligns with evolving regulatory and government priorities and works with customers to support transition pathways toward more sustainable practices.	Negative	Potential
Financial Materiality Climate-related factors may influence asset quality, portfolio stability, and collateral values over time. The Bank will work to strengthen its approach by aligning with regulatory guidance and working closely with customers to support resilience and long-term stability.	Negative	Risk

Capitals Covered : FC IC MC NC















SDGs Impacted :

7
AFFORDABLE AND CLEAN ENERGY
12
RESPONSIBLE CONSUMPTION AND PRODUCTION
13
CLIMATE ACTION

FY26 Performance

15.86%

SHARE OF RENEWABLE ENERGY IN TOTAL ENERGY MIX













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





COMMUNITY DEVELOPMENT

Community Development relates to the Bank's contribution to social and economic progress in the communities in which it operates. This includes initiatives aimed at improving livelihoods, access to essential services and overall community well-being, while fostering constructive relationships with local stakeholders.

	Polarity	Nature
Impact Materiality Through 'Parivartan', we drive large scale interviews in rural development, education, and healthcare, impacting over 100 million beneficiaries. These efforts directly contribute to India's socio-economic development, creating lasting, positive change in the communities where we operate.	Positive	Actual
Financial Materiality Proactive engagement in local development reduces the risk of community-level resistance to our expansion plans and fulfils regulatory CSR spending requirements efficiently. This strategic alignment with regional development goals secures our market position against competitors, ensuring our customer acquisition strategies face minimal socio-political headwinds.	Positive	Opportunity

Capitals Covered : SRC NC











SDGs Impacted : 1 No Poverty, 8 Decent Work and Economic Growth, 11 Sustainable Cities and Communities

FY26 Performance

₹1,316.18 crore

CSR SPEND













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



CORPORATE GOVERNANCE & BUSINESS ETHICS

Corporate Governance covers the structures, policies and processes through which the Bank is directed and overseen to ensure effective leadership, accountability and transparency. It includes Board and management effectiveness and independence, succession planning, remuneration policies and practices, as well as robust systems for reporting, audit and assurance of financial and non-financial information.

Business Ethics refers to the principles, standards and practices that guide ethical conduct across the Bank's operations, employee behaviour and financing decisions. It encompasses codes of conduct, anti-corruption and anti-bribery measures, management of conflict-of-interest, fair business practices and mechanisms for grievance redressal and whistleblowing.

	Polarity	Nature
Impact Materiality HDFC Bank is guided by the various committees of the Board and has implemented a proactive governance framework that promotes accountable decision-making. Through a comprehensive set of policies and processes, the Bank enables ethical conduct across operations. This structure is designed to ensure compliance with all relevant regulatory and legal requirements while effectively addressing the diverse expectations of its stakeholders. We have a zero-tolerance approach to bribery and corruption in all its forms. In FY 26, there were 31 incidents of corruption, wherein employees were dismissed or disciplined for corruption. The Bank implements multiple measures to detect and prevent bribery and corruption in its operations. In FY 26, 98% of our total employees have undergone integrity based training programmes.	Positive	Actual
Financial Materiality Strong governance is a core driver of institutional trust. By maintaining a best-in-class board structure and rigorous oversight over adoption and implementation of policies and processes, we minimise the risk of internal fraud or ethical lapses.	Positive	Opportunity

Capitals Covered : FC IC HC NC SRC











SDGs Impacted : 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

FY26 Performance

6 of 11

DIRECTORS ARE INDEPENDENT













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





EMPLOYEE ENGAGEMENT & DEVELOPMENT

Employee Engagement & Development relates to building an inclusive, performance-driven work environment that enables employees to grow and contribute meaningfully to Bank's long-term strategy. It encompasses learning and development programmes, leadership and succession planning, capability building, performance management and career progression opportunities.

	Polarity	Nature
Impact Materiality The Bank invests in structured ESG learning and professional development, ensuring our workforce is skilled, motivated, and aligned with our responsible banking ethos. This focus on nurturing talent results in a stable workforce capable of efficiently delivering tailored services to our customers.	Positive	Actual
Financial Materiality High engagement and development of workforce is our best hedge against employee attrition. When employees are invested in the organisation, productivity stays high, operational errors decrease, and we retain the specialised institutional knowledge that keeps our operations running smoothly.	Positive	Opportunity

Capitals Covered : HC

SDGs Impacted :



4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH

FY26 Performance

23.1%

EMPLOYEE TURNOVER RATE

















FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital

EMPLOYEE WELLBEING

Employee Wellbeing reflects the Bank's focus on safeguarding the physical, mental and emotional health, safety and overall quality of work life of its employees. It encompasses workplace health and safety systems, mental health and wellness programmes, and work-life balance. Effective management of employee wellbeing supports sustained productivity and engagement, lowers absenteeism and attrition, reduces health and safety-related risks, and enables employees to consistently deliver value for the organisation.

	Polarity	Nature
Impact Materiality HDFC Bank prioritises health, safety and mental well-being of our employees through comprehensive support system. The Bank supports social wellbeing through employee engagement activities, supportive and inclusive work culture, peer support networks, community involvement and recognition and appreciation programs. For the physical wellbeing of the employees, the Bank offers medical insurance, medical reimbursements and health check-ups. The Bank also supports mental wellbeing of its employees through Employee Assistance Program (EAP) that provides confidential, 24/7 support to employees facing personal or work-related challenges. An internal wellness channel is run to create awareness about the importance of nutrition, exercise, mindfulness and overall well-being of all the employees.	Positive	Actual
Financial Materiality A healthy workforce is a reliable one, minimising costs associated with absenteeism and lost productivity. Even minor service delays due to illness or burnout can result in customer dissatisfaction and service outages. Investment in workplace wellbeing is a risk mitigation strategy for operational continuity.	Positive	Opportunity

Capitals Covered : HC SRC









SDGs Impacted :

3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH

FY26 Performance

78%

EMPLOYEE WELLBEING QUOTIENT













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





DIVERSITY, EQUITY & INCLUSION (DEI)

(DE&I) refers to the Bank's commitment to fostering a workplace where employees from diverse backgrounds are represented, treated fairly and provided with equal access to opportunities for growth, remuneration and advancement. It encompasses programmes and practices aimed at hiring, mentoring, developing and supporting employees in a manner that promotes equity and inclusion across the workforce.

	Polarity	Nature
Impact Materiality At HDFC Bank, we remain deeply committed to fostering a culture of (DE&I) across all levels. Over the last few years, the Bank has formalised its DE&I philosophy, and we have been making conscious efforts in this direction. We are focused on creating an environment where every employee is encouraged to grow, thrive and contribute meaningfully, regardless of race, ethnicity, gender, disability and caste. From leadership development to bridging the gender gap, we are committed to building a workplace that is inclusive, nurtures talent and inspires excellence.	Positive	Actual
Financial Materiality By diversifying our talent pool, we gain varied perspectives and a better representation of the demographics of our customer base. An inclusive culture is a major driver of retention, saving the Bank significant recruitment and training costs associated with high staff turnover.	Positive	Opportunity

Capitals Covered : HC SRC









SDGs Impacted : 5 10

FY26 Performance

26.6%

WOMEN IN WORKFORCE









FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





CUSTOMER CENTRICITY

Customer Experience, Fairness & Protection covers the Bank's commitment to delivering transparent, fair and reliable financial services. Protecting customer interests, ensuring effective communication, grievance redressal and safeguarding of customer interests as key to customer satisfaction.

	Polarity	Nature
Impact Materiality Customer Focus is one of the five core values of the Bank. Delivering exceptional product quality and customer service is a prerequisite for sustained growth. We have adopted a well-defined three-step strategy towards Customer Service - Define, Measure and Improve. The Bank strives to achieve this by seeking customer feedback, and implementing customer centric improvements.	Positive	Actual
Financial Materiality Enhancing our Net Promoter Score (NPS) and prioritising customer satisfaction is a financial imperative for lowering customer acquisition costs, driving higher retention rates and cross-selling potential. Retaining existing customers through superior service is more cost-effective than acquiring new ones, directly impacting our long-term profitability and ensuring sustained financial growth.	Positive	Opportunity

Capitals Covered : SRC FC









SDGs Impacted : 8 DECENT WORK AND ECONOMIC GROWTH; 12 RESPONSIBLE CONSUMPTION AND PRODUCTION

FY26 Performance

70

BOTTOM UP NPS SCORE



FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



FINANCIAL PERFORMANCE & ECONOMIC VALUE CREATION

Financial Performance & Economic Value Creation reflects the Bank's ability to generate sustainable financial returns while supporting economic development. It encompasses indicators such as Return on Equity and Returns to Shareholders, which indicate strong financial performance, that enables the Bank to support job creation, economic growth and financial stability, while meeting the expectations of shareholders and other stakeholders.

	Polarity	Nature
Impact Materiality As India continues to grow to be one of the major economies, HDFC Bank's consolidated financial statements have consistently positioned the Bank as the country's largest private sector bank. Strong financial operations enable capital flow to support inclusive financial services, acting as a catalyst for socio-economic development.	Positive	Actual
Financial Materiality By integrating sustainability into the business model, the Bank continues to strengthen long-term resilience, enhance stakeholder confidence and unlocks access to global ESG-focused capital. The Bank remains focused on maintaining a Capital Adequacy Ratio of 19.7%, well above the minimum requirement of 11.9% well-capitalised balance sheet. Through a disciplined approach to governance, asset quality and value creation, the Bank continues to deliver consistent returns to shareholders.	Positive	Opportunity

Capitals Covered : FC IC MC HC SRC











SDGs Impacted : 8 DECENT WORK AND ECONOMIC GROWTH

FY26 Performance

13.6%

INCREASE IN NET REVENUE (Y-O-Y)













ESG

FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital

TRANSPARENCY, DISCLOSURES & STAKEHOLDER ENGAGEMENT

Transparency, Disclosures & Stakeholder Engagement reflects the Bank's commitment to providing accurate, timely and meaningful financial and non-financial disclosures. It encompasses stakeholder communication and feedback, adherence to regulatory and voluntary disclosure requirements, and active participation in industry forums and policy platforms to share expertise and help shape robust, sustainable regulations. Through thought leadership and policy advocacy that advance innovation, inclusivity and resilience in the financial system, the Bank reinforces responsible governance, mitigates regulatory risks, and enhances its brand reputation.

	Polarity	Nature
Impact Materiality Through a proactive disclosure of ESG performance, the Bank provides stakeholders with the visibility needed to hold us accountable. Our structured engagement with the diverse group of stakeholders, helps ensure that our business strategies remain responsive to societal expectations and global ESG benchmarks. Over the years, the Bank has aligned its management approach with the best industrial practices as guided by ESG reporting frameworks and guidelines issued by ESG rating agencies.	Positive	Actual
Financial Materiality Proactive ESG disclosure and consistent stakeholder engagement are essential to lowering our cost of capital. High-level of transparency in our reporting satisfies the requirements of global indices and institutional shareholders.	Positive	Opportunity

Capitals Covered : IC FC SRC











SDGs Impacted :

16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

FY26 Performance

13th

YEAR OF REPORTING IN LINE WITH GRI













ESG

FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





SUSTAINABLE & RESPONSIBLE FINANCING

Refers to the Bank's commitment to integrating ESG considerations into lending, investment and advisory decisions. By directing capital towards sustainable, inclusive and climate-aligned projects, the Bank supports the transition to a low-carbon economy, reduces exposure to ESG-related risks and aligns capital with evolving stakeholder expectations for responsible banking.

	Polarity	Nature
Impact Materiality By integrating ESG and climate risk assessments into its lending decisions, the Bank promotes responsible business practices across its lending portfolio. This approach encourages investors to invest in more sustainable operations, which leads to environmental protection and improved societal outcomes.	Positive	Actual
Financial Materiality Transitioning our portfolio towards green and inclusive projects is a key driver of future growth. By financing the country's shift to renewable energy and sustainable infrastructure, we enable transition to a low carbon economy while reducing our long-term exposure to stranded carbon-intensive assets.	Positive	Opportunity

Capitals Covered : FC SRC NC













SDGs Impacted :

7
9
13

FY26 Performance

27.84%

GREEN AND SOCIAL FINANCING CONTRIBUTION TO TOTAL FINANCE













FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



SUSTAINABLE PROCUREMENT

Sustainable Procurement refers to the integration of environmental, social and ethical considerations into vendor selection and oversight management, with a focus on responsible vendor management and provisions to prioritise local procurement where feasible. It includes promoting the use of sustainable and certified products and services.

	Polarity	Nature
Impact Materiality The Bank engages with its value chain partners on ESG disclosures to ensure that they meet sustainable disclosure standards in line with benchmark ESG practices of the banking sector and in accordance with existing regulations. We are continuously expanding the scope of measurement of financed emissions and engaging borrowers to support decarbonisation pathways.	Positive	Actual
Financial Materiality Integrating ESG standards into our supply chain reduces operational risk. By embedding sustainable practices amongst our suppliers, we minimise the risk of supply chain disruptions and improve our operational efficiency, which in turn protects our long-term cost base.	Positive	Opportunity

Capitals Covered : FC MC SRC NC







SDGs Impacted :





8
12

FY26 Performance

34%

RECYCLED PAPER PROCURED



Procurement

FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



BUILDING THE NEXT PHASE OF GROWTH

In a financial landscape shaped by rapid digital adoption, evolving customer expectations and rising interconnected risks, HDFC Bank's strategy remains anchored in delivering consistent, risk-adjusted profitable growth through a diversified presence across the spectrum of economic activity.

The Bank focuses on end-to-end ownership of the customer relationship, rather than individual transactions or products, reinforced by an ecosystem-based approach to banking. As the country's second largest bank in terms of assets and with a presence in over 4,000 cities / towns, it combines deep physical reach with scalable digital infrastructure. This ensures continuity across onboarding, servicing, and support, enabling consistent service across customer lifecycles and geographies, and periods of heightened uncertainty through the channel of their choice.

The Bank recognises that people and culture are pivotal to execution, and by fostering a culture of Nurture, Care and Collaborate, it empowers them to deliver consistently high standards of service that customers expect. The Bank continues to invest in the development of its people and build future-ready capabilities.

Technology is a key differentiator for HDFC Bank—driving speed, scale, and simplicity in how we serve customers - while retaining the option of human interaction where required. A growing share of payments, onboarding, servicing, and lending is digitally enabled and supported by analytics and automation. Emerging technologies, including AI led tools, have the potential to further enhance service quality, efficiency and turnaround times. Its investments in building in-house technology franchise are increasingly enhancing its ability to build and optimise end to end technology solutions, improve resiliency, and foster innovation.

The Bank also draws on the collective strengths of the HDFC Bank Group. These synergies allow it to offer a sharper and more comprehensive suite of financial solutions and creates deeper value across the entire customer lifecycle.

The following section captures how HDFC Bank is putting its strategy into action. It reflects how the Bank is building on its strengths, using technology with purpose and preparing for the future with discipline, agility and confidence.



WHAT WE HAVE — POSITIONED TO CONSISTENTLY CREATE VALUE



What we have

Onboarding and Engagement

Products and Distribution

Robust Risk Management

Attractive Macro-variables

Create incremental value

Growth Strategy

Harness People Capabilities

Customer Engagement

The Next 3-5 Years

Customer Service

Capture Macro share

Continue Technology Excellence

Priorities to drive

People and Culture

Customer Centricity

Digital & Technology Leadership

Group Synergies

HDFC BANK

Branch Channel Engagement and Virtual Relationship Management (VRM)

Government and Institutions (G&I) Business

Wealth Management

Technology and Digital

Digital Marketing & Analytics

Payments Business

Retail Assets

Mortgage Assets

Small and Mid-markets

Corporate Cluster

Customer Service and Experience

Strengthening Compliance

Effective Risk Management

Zero Paper, Zero Touch Operations

Culture

People Learning and Development



BRANCH CHANNEL ENGAGEMENT & VIRTUAL RELATIONSHIP MANAGEMENT (VRM)

Branch Channel Engagement

HDFC Bank's branch strategy combines physical presence with digital agility. By transforming branches into holistic engagement centres, the Bank provides a seamless 'phygital' experience that preserves the human touch while leveraging digital speed. HDFC Bank's approach is driven by three strategic pillars—Acquisition, Service, and Relationship Orientation—supported by AI-enabled tools and robust governance. This allows it to deliver empathetic, needs-based solutions throughout the customer lifecycle, ensuring that as digital adoption grows, service remains inclusive, compliant, and deeply connected to the evolving needs of customers.

Acquisition

Branches are critical in identifying and acquiring customers through a combination of local market understanding, data-driven insights and need-based engagement. By integrating micro-market-led planning with advanced data lake capabilities, AI-driven bots, and intelligent agents, the Bank facilitates sharper, more contextual customer interactions. This acquisition strategy is anchored in robust onboarding frameworks and disciplined governance. 'Onboarding Right: The 8 Golden Steps' initiative equips employees with a structured approach to validation, fostering a risk-aware culture and ensuring right-first-time execution.

HDFC Bank has embedded risk management early in the lifecycle through a 'Shift-Left' Customer Due Diligence framework. By moving critical verification checks to the pre-onboarding stage, the Bank enables proactive risk identification, strengthens customer profiling and supports more informed onboarding decisions. Complementing this proactive risk stance, it has further strengthened customer data privacy and information security by implementing masking of customer contact details within the Core Banking System. This ensures that sensitive information is accessed strictly on a need-to-know basis, supporting secure and compliant customer servicing across all touchpoints.

These robust governance and privacy measures underpin the Bank's digital account-opening journeys. Through Business Rule Engine (BRE)-enabled processes, it enhances efficiency, personalisation, and transparency, while BRE-based decisioning ensures fairness, consistency, and inclusivity in customer offerings. This allows the Bank to deliver relevant, consent-based propositions to a diverse spectrum of customers—from

rural segments and senior citizens to HNWIs, institutions, and MSMEs—all within a unified branch architecture that prioritises deep, long-term relationships.

Service Orientation

HDFC Bank's service strategy focuses on delivering consistent, high-quality outcomes by simplifying everyday banking through seamless, assisted-digital, and self-service journeys. To drive this efficiency, the Bank is progressively migrating routine tasks to digital and automated channels. For instance, cash deposit transactions are being moved to Cash Recycler Machines to offer quicker, more secure self-service experiences. This digital shift is further supported by tools like Digital Passbooks on WhatsApp, which provide instant updates and reduce the need for branch visits. Additionally, the Bank's 'Standalone Assisted Digital Journey' for NEFT, RTGS, and fund transfers allows customers to complete transactions through guided digital processes with branch support, bridging the gap between digital speed and human assistance.

HDFC Bank remains deeply committed to differentiated care for vulnerable segments. For instance, its streamlined 'Quick Deceased Claim Workflow' provides end-to-end tracking and standardised processing, ensuring a compassionate and seamless experience during sensitive life events.

Customer protection is equally central to the Bank's model. It combats digital fraud through continuous awareness initiatives—such as fraud caution messages on transfer forms and the 'Vigil Aunty' campaign—alongside proactive measures like 'Silent Advisory Cards' at branch counters, which discreetly prompt customers to verify transactions.

To empower frontline colleagues, HDFC Bank has deployed AI-driven tools like AskNow (KHOJ 2.0), an intuitive knowledge assistant that enables teams to address queries with speed and accuracy. These advancements, combined with strengthened complaint management and robust governance, ensure a more responsive, accountable, and customer-centric service experience.

Relationship Orientation

The Relationship Orientation strategy is centred on managing and deepening customer connections at every stage of their lifecycle. By leveraging customer product holdings, family ties, and engagement history—all enhanced by real-time, AI-supported insights—the branch teams can anticipate broader needs and initiate the right conversations at the right time.

Bank's Distribution Network
(As on March 31, 2026)

Branches: 9,689 (Including international branches and DBUs)

ATMs / CRMs: 21,172

Cities / Towns: 4,175

About 50 per cent of our branches are in Semi-Urban and Rural areas

As a key recent initiative, Customer 360 provides a holistic view of the Bank's High-Net-Worth (HNW) segment by consolidating relationship data and portfolio insights into a single platform. Similarly, SmartWealth embeds wealth management into everyday interactions, allowing teams to identify opportunities and provide relevant investment solutions during routine servicing.

To ensure high-quality engagement, the Bank has implemented Click-to-Call as its primary outbound channel. This digital relationship management tool strengthens engagement while improving the traceability and governance as per regulatory requirements. The Bank's efforts are augmented by Virtual Relationship Management, creating a seamless 'phygital' model. By combining physical presence with virtual channels— supported by data, human judgement, and AI— the Bank provides a consistent and responsive experience across both managed and non-managed customer segments.

People Capability Building

Continuous capability building underpins the Bank's three strategic pillars—responsible acquisition, efficient service, and meaningful relationship deepening. Training is embedded from onboarding, with a strong emphasis on product knowledge, compliance, and service excellence. This is complemented by a robust digital learning ecosystem: The MPower platform enables interactive learning, AskNow provides instant and reliable knowledge support, and InstaGyaan delivers timely, bite-sized updates on processes and policy changes. Together, these tools empower employees to address customer needs independently, accurately and with confidence.

The Bank continues to strengthen customer experience at the branch level through process simplification, faster transaction turnaround, and enhanced self-service capabilities. Initiatives such as improved cash recycler utilisation and seamless digital transaction flows enable customers to complete key banking activities efficiently, often within the branch visit itself. This is supported by a strong backend through the Branch Support





Centre, ensuring consistent and timely query resolution across the network.

Anchored in strong governance and disciplined execution, this integrated approach enables HDFC Bank to deliver secure, consistent, and need-based banking experiences across the customer lifecycle, with a clear focus on speed, reliability and same time resolution.

Virtual Relationship Management

The Bank's **Virtual Relationship Management (VRM)** model integrates advanced technology with human expertise to deliver secure and personalised banking at scale. It enables deeper customer engagement across segments and is steadily emerging as a preferred channel for crores of retail banking customers.

The VRM strategy is anchored in digital convenience and personalised, need-based engagement. It is built on —**Virtual Relationship and Virtual Care**—each tailored to serve distinct customer segments through targeted digital interventions.

The Virtual Relationship Management team serves the Bank's managed customer base, using telephony and digital means for personalised engagement. It includes the Video KYC team, which facilitates secure digital onboarding and verification. The other teams in the virtual umbrella include:



IVR Offered in
12 languages



Video KYC is offered 24x7 and in
9 languages

Virtual NRI which operates 24x7 to cater to NRI customers and manage their banking needs seamlessly. The team also plays a key role in facilitating onboarding of New to Bank NRI customers through virtual engagement.

Virtual Care is the incoming calling centre which ensures seamless, round-the-clock support for major retail banking products. These are voice and text based, for service continuity and convenience.

HDFC Bank's Virtual Relationship Managers engage with customers across the entire lifecycle—spanning savings, investments, borrowings and transactions—through an integrated, digital-first model. This framework combines relationship expertise with a suite of digital tools, including Video KYC, web chat, and service interfaces on platforms such as Facebook, Messenger, etc.

The Virtual Channel recorded robust engagement with an increasing trend of approx 23 crore interactions during the year, reflecting increased customer connect and operational efficiency at scale. Further strengthening its outreach infrastructure, the Bank has successfully rolled out the 1600 series (phone number series for all service and transactional calls) across all locations, enabling trusted and seamless customer connectivity.

The Bank continues to enhance customer-facing capabilities through upgraded Interactive Voice Response (IVR) systems and multilingual Voice BOT solutions, ensuring seamless access to key banking services round the clock. These tools are designed to support consistent and personalised engagement at scale.

HDFC Bank's VRM strategy is powered by a highly trained talent pool. They undergo extensive training, covering product knowledge, sales techniques, customer communication, compliance and regulatory frameworks. These efforts are backed by secure, automated systems designed to uphold customer data privacy and operational integrity.

GROWING THE GOVERNMENT, INSTITUTIONS AND NEW ECONOMY BUSINESSES

The Bank's efforts to grow the Government, Institutions and New Economy businesses gathered further momentum in the Financial Year 2025-26. The key pillars of growth for the business are:

SUSTAINING LEADERSHIP IN AGENCY BUSINESS

The Bank focusses on sustaining its leadership as an Agency Banker to the Central and State Governments. The Bank added one new state for collections taking the total coverage to 11 states and scaled the Senior Citizens Saving Scheme offering that was introduced by the Bank in January 2025. In addition, the Bank continues to drive tax payments with its customer base to ensure market leadership across direct and indirect taxes.

Collaborating with district and local governments

With its extensive distribution network of 9,689 branches and 14,400 business correspondents that include a strong presence across semi-urban and rural regions, the Bank has become a trusted partner for district and local administrations, alongside central and state governments.

By leveraging technology to deliver fit-for-purpose solutions, the Bank supports the digitialisation of numerous district administrations and gram panchayats to ensure time-bound delivery of citizen services efficiently. These include digital collections for services, enabling local tax collection through QR-based systems and beneficiary payments through digital modes.

Similarly, in urban areas, the Bank partners with local governments—ranging from municipal corporations and councils to Nagar Panchayats—to streamline digital collections of municipal taxes ranging from property, water and other utilities. The Smart City application integrated with digital collections and payments solutions ensures end-to-end delivery and monitoring of projects.

The Bank also collaborates with various authorities to facilitate the development of new regions through land monetisation initiatives. Additionally, the Bank identifies and supports Governments in digitalising payment processes linked to land acquisition by assisting district administrations in accelerating beneficiary identification and related disbursements.

Partnering with State Governments

At the state level, the Bank supports various state organisations like state corporations, development authorities and autonomous bodies in boosting revenue generation by enabling online tenders, auctions, and digital collections. Furthermore, it offers workflow-driven solutions that simplify both collections and disbursements for such organisations. HDFC Bank extends its full suite of digital payment solutions and dashboards to state government departments across education, health, agriculture, women and child development, for seamless distribution of scheme funds across beneficiaries and implementing authorities.

Disbursing funds to the last mile

With a 7 per cent growth in total flows processed, the Bank facilitates transfers of over 39 per cent of the total funds flowing from the Central Government to various beneficiaries under the aegis of the Centrally Sponsored Schemes, Central Sector Schemes and the 15th Finance Commission.

Serving our defence pensioners

The Bank enables all its branches to offer SPARSH services to defence pensioners, including in the semi-urban and rural regions. To enhance customer delight, it has automated its workflows to provide Form 16 to pensioners and facilitated submission of life certificates digitally to Government of India's Jeevan Praman Portal. HDFC Bank was recognised by the Department of Pension & Pensioners' Welfare (DoPPW) for its contribution to the Digital Life Certificate Campaign 3.0. Notably, it achieved 99 per cent updation of eligible life certificates in FY 2025-26.

Building new economy businesses – Investing in tomorrow

The Bank remains committed to supporting the Startup ecosystem and recognises its role in shaping the nation's economic growth. It undertakes several new initiatives to propel ecosystem growth by partnering with various public and private sector entities and continues to extend best–in–class product offerings to meet the needs of new economy businesses.

An important sliver of the new economy businesses is gig platforms, and aggregators generating new forms of employment. GIGA is a programme tailored for the burgeoning gig economy that extends across the spectrum from blue to white collar jobs. Given the strong impetus of the Government in formalising the Gig and Platform economy, the Bank is further strengthening this proposition with new product offerings and distribution channels to position GIGA by HDFC Bank as the preferred banker and ecosystem enabler in shaping the Gig Economy.

The Bank is innovating across cross border payments, based on the new RBI guidelines to support seamless account-to-account transfer of cross border payments. It has developed a technology stack and APIs to provide AD-1 banking services to fintechs and is also working with them to launch its own cross border rails.



STRATEGY IN ACTION

WEALTH MANAGEMENT

In the Financial Year 2025-26, HDFC Bank's team of over 1,000 sales and service experts spread across the country (covering tier 1, 2 and 3 cities), catered to the financial needs of about 86,500 households. Clients range from Ultra-HNW to Mass Affluent client segments.

The Bank made continuous and incremental efforts to generate as well as quantify the alpha delivered in each client's portfolio. In FY 2025-26, 73 per cent of its clients generated a positive alpha with the median client alpha at 0.9 per cent. The aim of the Bank is to incorporate alpha in all client reports and portfolio reviews.

With a sales force of over 1,000 team members including over 150 service staff and more than 100 Investment Analysts, HDFC Bank has the largest Wealth force in the country. The Bank provides them with extensive training on both technical and soft skills. It has also collaborated with top-ranked business schools such as Indian Institute of Management (IIM), Ahmedabad and IIM Bangalore for offline (on-campus) and online courses.

In a competitive and fast-evolving financial landscape, HDFC Bank has consistently reimagined its service delivery to align with client expectations of speed, personalisation, and convenience. This relentless commitment is reflected in the industry-leading Net Promoter Score (NPS) of 92, a testament to the trust and satisfaction the Bank has built with its clients.

In the Financial Year 2025-26, the Bank conducted over 100 Investor Education Initiatives across the country with fund managers as guest speakers. These programmes offered deep insights into market trends, asset allocation, and long-term wealth creation to thousands of investors across metros and emerging cities. This helped the Bank to onboard new Wealth clients. To cater to the growing client base, over the past year, HDFC Bank has significantly broadened its product basket to 31 from 23, across various categories such as Long Only, Long Short, PE/VC, Private Credit and Commercial Real Estate.

In FY 2025-26, HDFC Bank consolidated its sales processes into one CRM – RMPro. The Bank now provides its Relationship Managers (RMs) with a 360-degree service platform in an intuitive mobile first application with holistic client relationship view and a single platform for sales processes leading to higher green time and productivity. With digitalisation of processes, consolidation of tools and smarter insights and automation, managing client relationships has become smarter, faster and simpler for the RMs.

TECHNOLOGY & DIGITAL

Building with AI at the Core

The past year has been transformational for HDFC Bank, not only in terms of what it delivered, but how it was engineered. The Bank's focus moved beyond advancing systems to establishing a new way of building—where intelligence is embedded directly into its core and a renewed engineering ethos.

GenAI has played a key role in this shift, but equally important has been the strengthening of the underlying architecture, platforms and delivery model. Together, these are enabling the Bank to scale capabilities with consistency, reliability and control.

This thinking culminated in the creation of Neev, HDFC Bank's in house enterprise GenAI platform, architected across the full stack: from model access to governance. Neev establishes a consistent foundation for how AI is built, deployed and scaled across the Bank. By simplifying how capabilities are developed, it allows teams to focus on solving business problems while maintaining enterprise-wide consistency.



Alongside this, HDFC Bank has made significant progress across its digital and core platforms. The Bank's NetBanking upgrade is now complete, while the in-house engineered Mobile Banking platform has been rolled out with improved usability and stronger security. Investments in payments infrastructure have enhanced its ability to support high transaction volumes with greater reliability, while ongoing efforts to simplify core systems are improving stability and processing efficiency.

Across business segments, platforms continue to scale. In wealth business, SmartWealth is driving stronger engagement and broader participation. In corporate banking, enhancements to CBX and TradeFlow are improving client experience and integration into business workflows. In financial inclusion, digital platforms are enabling faster onboarding and more efficient servicing at scale.

These advancements are complemented by the evolution of the Bank's execution model. The Factory Construct, with specialised centres across Bengaluru, Mumbai, Gurugram and Guwahati, allows it to run multiple large programmes in parallel while maintaining architectural alignment. This distributed model is strengthening HDFC Bank's ability to deliver at scale while continuing to build a strong future-ready talent base.

As the Bank expands AI adoption, governance remains integral to its approach. Controls are embedded into platforms, ensuring that all capabilities are auditable, monitored and aligned with regulatory expectations. This allows it to innovate with confidence in a highly regulated environment.

Looking Ahead

The next phase of HDFC Bank's journey is focused on scale—extending these capabilities across the Bank and embedding them more deeply into everyday operations.

The Bank's priorities are clear: deepen the integration of AI across platforms, strengthen enterprise data foundations, expand reusable capabilities and continue modernising core systems. In parallel, the Bank is also exploring emerging technologies to understand how they may support future innovation and long-term scalability.

With strong architectures in place, an evolving engineering model and platforms designed to support growth at scale, HDFC Bank is well positioned to enable its next phase of transformation.



DIGITAL MARKETING AND ANALYTICS

Digital Marketing plays a key role in HDFC Bank's overall marketing strategy. Over the past few years, the Bank has built a digital marketing ecosystem designed to influence, educate, transact, and retain. Across every touchpoint—from social stories to service journeys—the Bank's goal is to create meaningful, data-led, and delightful experiences for customers.

1. Social: From Content to Conversation

Social media goes beyond mere presence—it's the ecosystem where the Bank's brand identity is enhanced and consumer loyalty is captured. HDFC Bank has become one of the few financial institutions to own a cultural voice and a strong Intellectual Property (IP) like Vigil Aunty (with over 75 lakh followers across platforms). Vigil Aunty is the Bank's social media influencer who educates customers about digital frauds. She is a consumer advocate, a trust-builder, and well known with over eight lakh followers on WhatsApp. Beyond her, the Bank consistently activates moment marketing—rooting stories in Indian culture, current events, and customer-centric themes to drive brand relevance in real-time.

This approach has translated into tangible impact, with brand love on social media, growing by 35 per cent in the Financial Year 2025-26.



STRATEGY IN ACTION

2. Website: The New Branch Front Door

The Bank's website has evolved from static information board into an intelligent, high-conversion, customer-centric platform. With over 132 crore visits in FY 2025-26, the website has become the primary entry point for millions of product journeys. With intuitive navigation, optimised user flows, and mobile-first design, including about 22.4 crore visits to Apply Journeys, it seamlessly transforms curiosity into action. These numbers clearly demonstrate how customers are increasingly completing full purchase journeys digitally, without stepping into a branch.

Across journeys, the Bank integrates interactive explainer videos, personalised nudges, and live support fallback to ensure assisted or unassisted visitors get the help they need.

3. Analytics: The Brain Behind the Experience

What makes HDFC Bank's digital ecosystem unique is how deeply it is driven by analytics. Using cloud-based AI/ML tools, the Bank decodes customer behaviour, preferences, and needs. These insights help it to curate hyper-personalised content, sharpen campaign precision, and even shape product interventions. The Bank's analytics expertise helps it to move from speculative strategies to growth, covering everything from hypothesis testing to funnel drop-off fixes. And most critically, it allows to deliver the right message, at the right time, through the right channel. This helps in making the service intelligent, not reactive.

4. Digital Sales: Orchestrated, Omni-Channel, Outcome-Focused

The Bank's cross functional PODs go beyond building campaigns to focus on outcomes across customer segments. HDFC Bank has achieved a key milestone with unassisted digital channels now contributing 20 per cent to 60 per cent of overall business across core products like credit cards, personal loans, savings accounts and lending journeys.

Whether it's performance marketing on Google and Meta or full-funnel campaigns through email, social, and in-app journeys, the approach to paid marketing is grounded in problem solving. Powered by AI/ML and customer intelligence, HDFC Bank optimises for high-intent, high-ROI growth across the full customer lifecycle.

From Awareness to Advocacy: Deepening the Dialogue

HDFC BANK

IMPACT OF DIGITAL MARKETING

1. Building brand recall in digital and social ecosystem
2. Generating digital unassisted business for the Bank
3. Customer experience through digital tools in physical channels
4. Creating customer advocacy through ORM and online grievance management

NO OF CUSTOMER VISITS TO OUR WEBSITE IN FY 2025-26

132.64 CRORE

BRAND LOVE YoY GROWTH

35%

The Bank's digital strategy is incomplete without advocacy. Whether it's resolving queries swiftly on social media, surfacing user testimonials, or activating online reputation management, the aim is to create vocal champions. All this is built on a strong foundation of IT governance and data security, ensuring trust is not compromised in the pursuit of scale.

Every lever — social, website, media, analytics, content, and service — is being orchestrated in harmony to serve the customer first. As the Bank expands operations, it is prioritising videos, voice, Indian languages, and virtual handholding to make sure its platforms are accessible to customers 24x7.

The Bank's digital marketing ambition is long term, bold and yet simple — to be India's most loved, trusted, and digital-first bank and the journey will take some time.

PAYMENTS BUSINESS

HDFC Bank's Credit Card business continues to demonstrate industry leadership across multiple dimensions. Over the past two decades, the Bank has built best in class products, platforms, and customer engagement capabilities, enabling it to consistently maintain its position as a market leader with a portfolio exceeding two crore customers.

The Bank's extensive suite of proprietary and co branded card products—including UPI enabled offerings—combined with robust customer service across both physical and digital channels, has allowed it to sustain strong growth momentum. This is reflected in its consistent issuance of more than 50 lakh new cards annually over the last three years, averaging over five lakh cards every month.



The Bank's growth has been further propelled by a disciplined focus on product innovation and market relevance. Key launches include:

- **Pixel, a born digital credit card:** Curated specifically for the aspirations and lifestyles of Gen Z consumers.

- **A comprehensive suite of Business Cards:** Designed to address the unique financial needs of self employed and MSME customers across India.

- **EasyEMI solutions:** Which enhance affordability for customers in semi urban and rural markets by offering seamless and flexible payment options.

Through this strategic combination of product innovation, digital enablement, and customer centric service, the Bank continues to strengthen its leadership position and drive sustainable growth in the rapidly evolving payments ecosystem.

HDFC Bank's payments franchise is a cornerstone of India's rapidly evolving digital payment ecosystem. Over the years, it has consistently invested in expanding and strengthening the acceptance infrastructure, enabling businesses of all sizes—from small merchants and startups to large enterprises and institutions —to seamlessly accept digital payments across multiple form factors including Cards, UPI, CBDC, Wallets and Rupay credit cards on UPI.

With over 59 lakh acceptance points across the country, the Bank is a leading player in both offline and online acceptance businesses. HDFC Bank's comprehensive acceptance ecosystem and best in class platform solutions spans across POS Merchants, Payment Gateway, SoundBox, AIO SoundBox and QR Code for Cards and UPI acceptance empowered by their pioneer platforms Smarthub Vyapar in offline space & Smartgateway on the online space.

The Bank's online acceptance suite supports collections through Cards, UPI, Net Banking and other digital payment modes, catering to the requirements of startups, large corporates, associations, trusts, religious organisations and government institutions. In the offline space, its technology-driven solutions provide merchants with reliable, scalable and convenient payment acceptance capabilities, helping them serve customers more effectively while enhancing business productivity.

HDFC Bank has strong partnerships with leading payment networks including Visa, Mastercard, RuPay and Diners Club including deep collaborations across the fintech ecosystem. This is supported by best-in-class digital platforms and a relentless focus on innovation. The Bank continues to enhance its offerings through advanced technology and customisation



STRATEGY IN ACTION

capabilities tailored to the evolving needs of merchants. As digital payments continue to gain momentum, the Bank remains committed to driving greater adoption, delivering superior merchant experiences and sustaining its leadership across India's acceptance landscape.

Building on the focus of delivering future-ready payment solutions, HDFC Bank witnessed key advancements across its payments business through SmartHub Vyapar and SmartGateway, serving the evolving needs of merchants across offline and online channels.

SmartHub Vyapar is the Bank's flagship offline platform that enables merchants to accept digital payments and access a wide range of banking and business solutions.

Serving over **20 lakh merchants**, the platform offers instant, digital and paperless onboarding for HDFC Bank's existing account holders along with instant QR deployment and **Integrated Soundbox application, Billing-integrated Vyapar POS** for enterprise merchants providing three-way reconciliation of transactions, settlements, and invoicing. Value-added features such as **MyBusiness QR** help merchants establish a trusted, commerce-ready digital identity, while self-service tools enable access to service support, business insights and daily reports. The platform also caters to financial needs of the merchants and their business by offering Cyber, Shop & Health Insurance, Overdraft, and Business loan facilities.

PayZapp, relaunched in March 2023 as PayZapp 2.0 continues to be a key pillar of HDFC Bank's digital payments strategy in FY 2025-26, offering a secure, intuitive platform that integrates Credit Cards, Debit Cards, Wallet and UPI with seamless Scan, Tap and Swipe journeys for both Bank and non-Bank customers. The App has scaled to over 2.1 crore registrations and more than 52 lakh monthly active users, further strengthening its position among India's top rated payments applications. The platform offers a comprehensive solution for making different types of payments, including grocery, food delivery, shopping, mobile and direct-to-home recharges, rent payments, FASTag recharge and utility bills. PayZapp also aims to make digital payments safer and has introduced the 'Zapp account' to address the growing customer need for a secondary account dedicated to everyday payments and UPI transactions. Zapp account proposition is gaining steady traction since its introduction. PayZapp also went live in January 2026 for Non Resident customers with registered mobile numbers in the United States, United Kingdom, Canada, UAE and Saudi Arabia, enhancing global accessibility and engagement.

As an extension of its digital strategy, the Bank's NetBanking upgrade is now complete, while the in-house engineered Mobile Banking platform has been rolled out with improved usability and stronger security. The new platforms are designed with a user-friendly interface and best-in-class security, for seamless and secure customer experiences. These platforms will serve as the primary digital touchpoint, deepening customer engagement across all banking and financial services.

With intuitive navigation and robust functionality, they aim to become the preferred platforms for everyday financial transactions. Customers will have a unified platform for UPI payment, bill payments, investments, loans, cards and more, further simplifying their financial lives.

By offering a comprehensive, secure and convenient digital experience, HDFC Bank has positioned itself as a go-to financial partner. This will drive higher digital adoption and long-term customer loyalty. Furthermore, customer experience is being transformed through advanced conversational AI, intelligent automation and seamless service and sales journeys via ChatBanking on WhatsApp. Caller experience at PhoneBanking continues to get enhanced via optimised menu options for IVR and Voice Bot based transactions.

RETAIL ASSETS

HDFC Bank has consistently maintained its leadership position across retail asset categories, driven by a balanced mix of secured and unsecured products. Its strategy is centred on sustainable, risk-calibrated growth supported by strong underwriting, advanced analytics, and a deep understanding of customer needs across segments. With a comprehensive suite of retail and business lending solutions, the Bank continues to meet the evolving expectations of India's diverse customer base.



A key pillar of its approach is the continued enhancement of digital capabilities across all retail asset lines. The Bank is scaling digital distribution by increasing unassisted and straight through sourcing through platforms such as Xpress Personal Loan, Xpress Business Loan, Xpress Auto Loan, and Loan Against Shares/Mutual Funds. The introduction of an upgraded workflow system for Gold Loans will further enrich the customer experience by reducing turnaround times and improving service reliability. The Bank's digital-first strategy not only strengthens engagement with existing customers but also accelerates acquisition of New-to-Bank customers.

With a large customer base of over 10 crore, HDFC Bank is uniquely positioned to drive future growth. Leveraging insights from an extensive data repository, the Bank aims to offer personalised solutions across its branch network and virtual relationship channels. This integrated distribution model helps deepen customer relationships, enhance cross-sell, reduce cost of sourcing, and improve the Bank's Cost-to-Income Ratio.

Risk Management remains the cornerstone of the Bank's retail asset franchise. Its strong underwriting processes, robust credit filters, and data-driven pricing strategies ensure high portfolio quality across cycles. The Bank's branch expansion has added significant reach, and it is actively capitalising on this network to penetrate emerging markets while sustaining leadership in urban centres. The Bank's delinquency levels continue to remain among the lowest in the industry, supported by prudent practices and a customer base with strong credit behaviours. The Gold Loan business has seen significant momentum and has doubled over the past years.

HDFC Bank will continue to strengthen its presence across semi-urban and rural markets to drive deeper penetration while preserving leadership in metros and large cities. Its focus remains on delivering frictionless, end-to-end digital lending experiences backed by operational rigour, data science capabilities, and a strong risk framework.

MORTGAGE ASSETS

The home loans business is a key part of the Bank's mortgage franchise, supported by its wide distribution network, digital capabilities, and comprehensive product offering. Following the merger, HDFC Bank has one of the largest home loan portfolios in the country.

Mortgage business serves as a key fulcrum for building long-term customer relationships. Home loan customers can avail a wide range of products/services including savings and current accounts, credit cards, wealth and investment solutions,



insurance, and digital payment platforms such as PayZapp resulting in strong onboarding and engagement. Over 95 per cent of new to bank home loan customers have a savings account with the Bank by the time of home loan disbursement, creating a strong liability base. Cross-sell momentum remains robust, with customers increasingly adopting cards, wealth offerings such as Smart Wealth and HDFC SKY, and protection solutions as part of the overall relationship.

The Bank offers curated insurance solutions in partnership with group entities to cover both borrowers and underlying assets. This relationship-led approach extends to the broader mortgages business, including Loan Against Property (LAP). HDFC Bank also continues to harness technology and analytics to provide pre-approvals to customers and enhance the end-to-end lending journey.

- Customers can access pre-approved loan limits across digital channels, simplifying eligibility assessment and accelerating decision-making.

- Reduced documentation requirements through customer consent to obtain information from available sources e.g. Anumati for account aggregator, tax returns, etc.

- E-KYC and biometric verification with NeSL e-sign capabilities enhancing the overall customer convenience and reducing time taken for execution.

Customer experience remains a key focus area, supported by structured digital feedback mechanisms and continuous monitoring, with consistently strong ratings reflecting sustained service quality and disciplined grievance management. Mortgage asset quality remains strong, with NPAs at approximately 0.3 per cent well below the industry average of 0.9 per cent reflecting prudent underwriting and disciplined risk management practices.



STRATEGY IN ACTION

Going forward, supported by rapid urbanisation trends, inherent demand for housing and a favourable institutional framework, HDFC Bank remains well positioned to meet sustained housing demand in India. The Bank will continue to invest in digital capabilities, analytics and AI-led platforms to further strengthen its mortgage franchise, while deepening customer relationships through a holistic and integrated approach.

SMALL AND MID-MARKET

The Small and mid-market business remains a strategic priority for the Bank, given its strong linkage to India's economic growth, financial inclusion agenda, and the increasing formalisation of the MSME and rural economy. This business is positioned to drive scalable, granular growth while balancing risk, returns, and portfolio quality across diverse customer segments including MSMEs, emerging businesses, transport operators, and agriculture-linked sectors.

The Bank's strategy is anchored on deepening its presence within existing markets, with a clear shift from geographic expansion to district-level penetration and share-of-wallet enhancement. Leveraging its extensive branch network and strong local connect in Semi-Urban and Rural (SURU) regions, it aims to build meaningful scale in identified high-potential micro-markets while strengthening its leadership position across states.

MSME lending continues to be a central growth driver, supported by sustained demand, improving formalisation, and resilience across key sectors, including export-oriented businesses. HDFC Bank will focus on expanding access to credit by onboarding new-to-credit and underserved customer segments, while simultaneously deepening relationships with existing customers through customised and lifecycle-based financial solutions. The Bank will also continue to strengthen its leadership in transportation finance through ecosystem partnerships with OEMs and dealers, while exploring opportunities in adjacent equipment financing segments. In agriculture and rural lending, the approach remains calibrated, aligned with evolving regulatory frameworks and focused on building a sustainable and diversified portfolio.

Technology is a key enabler of this strategy, driving efficiency, scalability, and improved customer experience. HDFC Bank is expanding digital sourcing, pre-approved lending, and straight-through processing to reduce turnaround times and enhance productivity. Integration with digital data ecosystems, including GST and other financial sources, is strengthening underwriting, while continued investments in digital journeys across onboarding, servicing, and collections are improving accessibility and convenience, particularly in smaller markets.



At the core of the operating model is a combination of relationship-led engagement and digital enablement. Dedicated on-ground teams ensure deep customer connect and responsiveness, while technology enhances execution, consistency, and cross-sell capabilities across the customer ecosystem. This approach underpins the small and mid market strategy, which aims to deliver consistent, high quality growth and contribute meaningfully to the country's evolving MSME and rural landscape.

CORPORATE CLUSTER

Corporate Cluster is one of the key pillars of the Bank. The coverage spans business houses, large corporates in manufacturing and services, Multinational Corporations (MNCs), public sector enterprises, financial institutions, emerging corporates and supply-chain partners of large corporates and MNCs amongst others. The Bank's focus is on customer-centric banking, delivering end-to-end solutions tailored to meet the complex and ever-evolving needs of corporate clients. This enables them to optimise operations, manage risks effectively and drive sustainable growth in an increasingly competitive and globalised environment.

HDFC Bank's comprehensive range of products and services include working capital finance, term debt, structured finance, trade and supply-chain solutions, cash management services, treasury and risk management products, foreign exchange services and digital banking platforms that enable seamless, real-time transactions. Coupled with its relationship-based approach, HDFC Bank holds a competitive advantage. With an eye on growth, the Bank ensures pricing discipline and strategically enters transactions that are financially viable without taking undue risks. It has a well-diversified book spread across multiple industries. The average rating of the book is between AA- to AA.


Shareholders
Dividend Distribution
Advisory
Equity Debt M&A
Channel
Supply Chain Finance
Employees
Salary Empanelment
Corporate Ecosystem
Cross Border Vendors
Trade
Cross Border Transactions
Balance Sheet Support
WC & Term Lending
Customers
Digital Integrations
API Integrations
H2H
Suppliers/Dealers
Cash Management
Statutory Payments

HDFC Bank endeavours to leverage its strong relationships with existing customers to increase wallet share. This is achieved through sectoral expertise across industries as well as deeper client engagement to broaden product offerings to corporates. The Bank's physical coverage spans over 90 locations across the country to service corporate clients while touching around 300 locations through a hub and spoke model. This enables acquisition of new clients in deeper geographies across its verticals of large corporates, MNCs, PSUs and emerging corporates.

Over the past few years, the Bank has made a concerted effort to diversify its revenue streams-to increase its non-lending revenues through deposits and fees.

On the liability front, HDFC Bank has focused on building sustainable cash-flows through increase in cash management, tax and trade. It has also looked at sub segments where penetration can be increased through these products to gain higher wallet share. With regard to fixed deposits, the Bank has scoped clients with investible surplus and substantial deployment in mutual funds to gain a larger share of deposits.

Supply chain financing continues to be a key growth driver for the Bank. This is being bolstered by using technology through a supply chain platform that acts as a one-stop shop for transaction needs, as well as development of need-based offerings. This initiative provides granularity to the book while bringing in assets that are yield and NIM accretive.

To improve its fee-based earnings, HDFC Bank is driving trade volume growth as an initiative to capture incremental market share. Additionally, it is actively engaged in tapping investment banking opportunities and participation in bond market placements to further boost growth in fee income.



STRATEGY IN ACTION

Sectoral Specialisation	Client Engagement	Customer Focus	Geographical Expansion	Revenue & Relatability
• EV ecosystem • Data Centres • Infra — Roads, Railways, Ports/Multi-mode logistics park, Renewable • PLI • Govt-monetisation plan • Electronics	• Revisit Corporate groups • Group level marketing • Building on existing relationship for increase in business • Corporate Finance — Acquisition showcase	• Better regulator collaboration for client • Regulatory compliance w/o losing deals • Improved TAT Covenants in line with market • Structured advisory service • AI based productivity	• Tier 2 & 3 cities in India • Converting spoke locations into hubs with radial coverage upto 50 kms	• Pushing up yields • Structured finance to improve profitability • FCY funding partnership — ECA • Green Finance • SCF • Syndication — Origination and sell-down
• Improved focus and solutions	• Increased penetration • Deeper engagement • Improved revenue models	• Improved customer experience	• Tapping opportunities for organic growth • Become preferred bank to MNC clients	• Remain relevant in changing corporate requirements • Improved revenue profile

The Bank is continuing on a path of strategic digital transformation to further widen and deepen wallet share from corporates by enhancing employee experience, customer engagement and creating an ecosystem for seamless banking.

The Bank is in the process of a digital transformation that is reshaping how businesses interact with it by enabling faster, more efficient and highly secure banking experiences. Through the adoption of advanced technologies such as artificial intelligence, data analytics, cloud computing, and API-driven platforms, the Bank can deliver seamless, real-time solutions across payments, cash management, trade finance and treasury operations. Corporate clients can now benefit from an integrated digital ecosystem that allows automated workflows, enhanced visibility into cash flows and improved decision-making. Additionally, robust cybersecurity frameworks and digital authentication mechanisms ensure safe and compliant transactions. This transformation is further strengthened by intuitive digital interfaces, mobile platforms, and self-service capabilities, reducing dependency on manual processes while increasing speed, accuracy, and convenience—ultimately enabling corporate customers to operate more efficiently in a dynamic and increasingly digital global economy.

Internally, the Bank is developing accelerated underwriting processes through data-driven analytics and risk assessment engines that would balance credit accuracy with speed to market. Early warning systems powered by analytics have already been introduced.

HDFC Bank is also working on digital solutions in order to enhance productivity.



Supply Chain Finance (SCF)

As part of the digital transformation strategy, the Bank has the SCF underwriting and onboarding platform to ease the anchor client's counterparty onboarding process and provide instantaneous credit decisioning in less than 30 minutes of application submission. In addition to the enhanced customer experience, the platform also enhances the productivity of the Bank's internal stakeholders. It enables the building of a granular SCF book with a higher velocity of transactions due to the automation of the origination and underwriting legs.

Realty Finance Business

Post-merger, HDFC Bank inherited the Realty Business Finance division. It offers construction finance facilities to borrowers having a strong track record and a well-established presence. This business largely covers construction finance for both under construction residential and commercial properties, loans against properties as well as rental discounting business. There was a significant shift in regulation and processes and the Bank has successfully managed to ensure that the transition was smooth and seamless. There is a continuous endeavour to make the borrower's journey from application to disbursement smooth and fast. With continuous automation and digitalisation of various processes, HDFC Bank has been successful in reducing overall TAT resulting in customer satisfaction and better service.



The Bank offers funding for ready / under construction residential / commercial properties, hotels, clubs, schools, hospitals, warehouses among others. Lease Rental Discounting (LRD) is another key product offered by Realty Business Finance division. The construction finance business provides synergy for home loan sales and for LRD projects. These lower risks and provide a long tenure asset.

HDFC Bank is one of the largest players in Real Estate Finance. The team consists of experts across various aspects of Real Estate and related products. The business is geographically spread across 12 cities in India comprising both tier I and II cities.

The focus of the division is to mainly target the top 50 developers and key local players across India which will help further increase market share and build stronger relationships. The impact on both residential and commercial space is closely monitored considering the ongoing geopolitical situation.

There is immense scope for providing other banking services to customers. HDFC Bank aims to be a one stop shop for these customers and provide them with services like cash management services, liability products like term deposits and others. Through this the plan is to deepen wallet share across customers.

Technological advancements and seamless end to end customer journeys are the key focus. Realty Business Finance strives hard to achieve this objective and play a pivotal role in Bank's growth story by adhering to the mantra of 'Customer First'.



BUILDING THROUGH CHANGE

The Indian banking sector continued to operate in a conducive environment, characterised by political stability, supportive government policies and India's status as one of the fastest-growing major economies globally.

It continues to strengthen, supported by improved asset quality, robust capital buffers and steady profitability. The gross non-performing assets (GNPA) ratio declined to a multi-decadal low. The aggregate capital adequacy ratio remained strong at 17.1 per cent. Like, the rest of the world, Indian banks too have to deal with the challenge posed by Artificial Intelligence (AI) which is disrupting the banking landscape.

GLOBAL UNCERTAINTY, VOLATILITY AND MACRO-FINANCIAL SPILLOVERS

The global economic environment remains characterised by elevated uncertainty, marked by trade-related disruptions, geopolitical tensions and volatility in financial markets. Global growth continues to remain below long-term averages, with the International Monetary Fund projecting growth at approximately 3.1 per cent in 2026.

According to Ministry of Statistics and Programme Implementation (MoSPI), India's GDP is estimated (provisional) to have grown by 7.7 per cent in FY 2025-26, compared to 7.1 per cent in the previous fiscal year. This is supported by strong domestic demand conditions, accommodative monetary policy, easing inflationary pressures and sustained public investment.



RBI has projected GDP growth of 6.6 per cent for FY 2026-27, while inflation is expected to gradually move higher towards 5.1 per cent. Domestic growth conditions are expected to remain supported by resilient consumption demand, improving investment activity, continued momentum in the services sector, and sustained government expenditure on infrastructure and development projects.

Geopolitical tensions, elevated commodity prices, supply chain disruptions, and trade-related uncertainties could impact growth and inflation dynamics. Weather-related risks, including the risk of El Niño conditions and uneven monsoon distribution, may also impact agricultural production, rural demand, and food inflation during FY 2026-27.

While these global spillovers pose challenges, India continues to remain among the fastest-growing major economies globally. Stable domestic demand, ongoing infrastructure development, policy continuity, strong corporate and banking sector balance sheets, and a resilient financial system continue to support the medium-term growth outlook for the Indian economy.

Our Response

HDFC Bank continues to navigate global uncertainty through a disciplined and forward-looking risk management framework. Regular stress testing across macroeconomic and geopolitical scenarios enables timely calibration of strategy and portfolio positioning. A diversified portfolio, supported by prudent underwriting standards, enhances resilience against sectoral and external shocks.

Strong capital and liquidity buffers provide the flexibility to absorb volatility while sustaining stable growth. The Bank remains focused on maintaining balance sheet strength, ensuring funding stability and aligning growth with evolving global and domestic conditions.

Further, the Bank continues to invest in talent and future ready technologies while adhering to stringent governance standards to strengthen operational integrity and sustain long-term value.

FOCUS ON DATA PRIVACY AND CYBER SECURITY

Cyber risk has emerged as a key area of focus for the financial sector, driven by increasing digitalisation and interconnected systems. The growing adoption of cloud infrastructure, APIs and third-party platforms has expanded the threat landscape, while cyber-attacks continue to increase in frequency and sophistication. Globally, the average cost of a data breach is estimated at US$ 4.45 million, highlighting the financial and reputational implications of cyber incidents.

The implementation of the Digital Personal Data Protection Act, 2023, along with the progressive operationalisation of its rules through 2025, has strengthened India's data governance framework with increased emphasis on data protection, privacy, consent management and accountability across digital ecosystems.

The landscape of cyber threats has undergone rapid and complex changes fuelled by targeted attacks, the proliferation of Ransomware-as-a-Service (RaaS) incidents, the utilisation of AI/ML to orchestrate sophisticated attacks as well as the prevalence of DDoS attacks and coordinated group cyber assaults. The repercussions of cyber attacks are profound, impacting not only financial institutions' bottom lines but also their brand reputation and customer trust.

Moreover, these incidents often result in significant financial losses. As the banking sector increasingly adopts cloud-enabled services as part of IT modernisation initiatives and digital-first business strategies, concerns regarding related threats have intensified.

Recognising securing the cloud entails a shared responsibility, organisations are actively implementing robust measures to safeguard their cloud infrastructure.



Our Response

HDFC Bank has invested in major advancements in its cybersecurity and data protection capabilities as part of its ongoing technology transformation journey. With the financial sector confronting increasingly sophisticated cyber threats, the Bank has continued to expand and strengthen its information security architecture to ensure resilient, secure, and trusted digital banking experiences for its customers.

At the core of this effort is the Bank's Next Generation Cybersecurity Operations Centre (CSOC), equipped with predictive analytics and AI/ML driven threat correlation to enable faster, more accurate detection and accelerated incident response. Complementing the CSOC is an advanced, AI augmented Security Incident and Event Management (SIEM) platform that leverages machine learning and behavioural analytics to enhance early anomaly identification and significantly reduce response timelines.

To strengthen enterprise-wide resilience, HDFC Bank has developed multiple in-house agentic capabilities, enabling faster detection and automated remediation of security issues. The Bank has also implemented 24x7 defacement monitoring, continuous threat visibility mechanisms, and enhanced cyber resiliency measures to ensure preparedness for large scale and sophisticated cyber events. Additionally, the Bank continues to advance its Identity Fabric and Privileged Access Governance by introducing strong authentication mechanisms, granular privilege controls, and stronger identity validation across critical systems.

To reinforce a culture of security, HDFC Bank continues to invest in cybersecurity awareness and training, ensuring employees remain vigilant and well informed about emerging threats, responsible practices, and their roles in safeguarding digital assets.

HDFC Bank is committed to maintaining the highest standards of cybersecurity, operational resilience, and data protection ensuring customers continue to experience secure, reliable, and seamless digital banking services in an increasingly complex threat landscape.

REGULATORY CHANGES AND GOVERNMENT INITIATIVES

The Government of India has continued to advance its financial inclusion agenda through a range of policy initiatives aimed at expanding access to formal financial services across the country. The Pradhan Mantri Jan-Dhan Yojana (PMJDY) has played a pivotal role in fostering comprehensive financial inclusion.

The PMJDY accounts has enabled the Direct Benefit Transfers (DBTs) by the Government, making the distribution of subsidies and welfare benefits a smoother and more effective process. The focus on affordable housing continues with the extension of the Pradhan Mantri Awas Yojana (Urban 2.0), a flagship Interest Subsidy Scheme (ISS) under PMAY 2.0.

RBI has also continued the expansion of digital payment infrastructure, the introduction of innovative banking services to promote financial inclusion.



Our Response

HDFC Bank remains strongly committed to taking banking to the remote areas of the country and thus enabling financial inclusion.

The Bank has furthered the financial inclusion agenda through its branches in the semi-urban and rural areas, which account for about half of the overall branch network. The Bank is committed to the Government's flagship initiative, Pradhan Mantri Jan-Dhan Yojana (PMJDY), Pradhan Mantri Jeevan Jyoti Bima Yojana (PMJJBY), Pradhan Mantri Suraksha Bima Yojana (PMSBY), Atal Pension Yojana (APY), PM SVANidhi, PM Vishwakarma and Pradhan Mantri Mudra Yojana (PMMY).

A CSR pillar of the Bank viz., Skill Training and Livelihood Enhancement Initiative is aligned with the RBI's National Strategy for Financial Inclusion (NSFI). The Bank's Financial Literacy Programme is a strong tool to educate financially excluded individuals and those at the bottom of pyramid.

It does so by conducting financial literacy camps through rural branches and designated Financial Literacy Centres. The Bank also actively participates in the Pradhan Mantri Awas Yojana (Urban 2.0). It continues to provide last-mile access through mobile applications such as UPI, Aadhaar and RuPay-enabled Micro-ATMs.

CLIMATE TRANSITION AND SUSTAINABLE FINANCE IMPERATIVES

Climate-related risks and sustainability considerations are gaining increasing prominence in financial sector regulation and business strategy. Financial institutions are expected to play a key role in financing the transition to a low-carbon economy while evaluating ESG considerations within their portfolios.

Global investment in clean energy is expected to exceed US$ 2 trillion annually by 2030, reflecting the scale of transition financing required. In India, regulatory frameworks such as Business Responsibility and Sustainability Reporting continue to strengthen disclosure standards and accountability.

Our Response

The Bank continues to integrate sustainability considerations into its strategy and operations through its ESG policy, Sustainable Finance and ESG Risk Management frameworks. Its sustainable finance portfolio stands at about ₹8 lakh crore, supporting both green and social causes, comprising about 28 per cent of Bank's total book.

The Bank will continue to enhance its capabilities and align disclosures with evolving regulatory expectations, contributing to a responsible transition to a low-carbon economy while supporting long-term value creation.



RISK MANAGEMENT

RESILIENCE IN ACTION

Risk management remains fundamental to sustaining growth, protecting stakeholder value and maintaining financial stability. As scale and complexity increase, along with the adoption of GenAI, risk management becomes more critical. The approach remains anchored in prudence, strong governance and timely decisions, with clear controls to ensure responsible use of technology and protect customer trust. It supports the ability to identify emerging risks early, assess their potential impact and respond with discipline. This ensures that growth remains aligned with defined risk boundaries and long-term objectives.



The framework integrates risk considerations into strategy, business planning and daily operations. This allows for balanced decision-making while maintaining resilience across economic cycles.

HDFC's Risk Management Framework



Governance
Board of Directors
Board Committees
Management Committees
Internal Audit
Assessment
Risk Identification, Measurement, Approval as applicable
Control
Risk Limits, Monitoring, Mitigation
Reporting
Risk MIS & Actions
Compliance
Frameworks
Risk Appetite, Risk Policies, Procedures and Systems
Internal Capital Adequacy Assessment Process and Stress Testing

OUR RISK MANAGEMENT APPROACH

Effective risk management supports resilience and sustained performance. The Bank operates in a dynamic and regulated environment and manages a wide range of risks including credit, market, liquidity, operational, model, cybersecurity, technology, compliance and reputational risks. The approach ensures that risk-taking remains aligned with defined boundaries and strategic priorities.

Risk Ownership

The importance of having robust Risk management is strongly entrenched across all functionaries across the Bank, ensuring that risks are identified, assessed, and managed at the point of decision-making. A robust governance framework enables consistent risk evaluation, timely escalation, and effective mitigation. Independent oversight by the Risk Management Group promotes objectivity and accountability, while Internal Audit provides additional assurance on the effectiveness of controls, governance and risk management processes.

Risk Appetite & Monitoring

Given the nature of our business and the regulatory landscape, we are exposed to a spectrum of risks—including credit, market, liquidity, operational, model, cybersecurity, and technology

risks as well as compliance and reputational risks. To manage these, we've instituted an overarching risk appetite framework. It is an effective tool across the Bank for Senior Management and the Board to understand, communicate, and assess the types and level of risks, Bank is willing to accept. Risk Appetite is incorporated in Bank-wide risk management framework consisting of risk policies designed for identifying and analysing the risks, setting appropriate risk limits and controls, and monitoring and reporting of limit excesses by independent operational units to ensure timely escalation of such instances of limit excess and reporting to Board/ Board level Committees for review and ratification.

The Enterprise Risk Management framework supports an integrated view of risks and aligns risk appetite with capital planning.

RISK GOVERNANCE

Risk governance is anchored in strong oversight and clear accountability across the organisation. The Board of Directors retains ultimate responsibility for the risk profile and ensures that it remains aligned with strategic priorities and long-term objectives. To enable focused supervision, the Risk Policy and Monitoring Committee (RPMC) supports the Board in reviewing risk appetite and effectiveness of the overall risk framework. It plays an active role in evaluating whether policies, processes and systems remain appropriate as the business evolves and the operating environment changes.

Independent oversight is provided through the Risk Management Group, which operates as a centralised function under the leadership of the Group Chief Risk Officer. The role carries enterprise-wide responsibility for risk supervision and enables a consistent approach across all businesses. Group Chief Risk Officer's reporting to both the Managing Director and CEO and the Board-level committee reinforce independence and allow for timely escalation of key risk matters. The GCRO meets the members of the Risk Policy and Monitoring Committee at least on a quarterly basis without the presence of management.

The function is primarily responsible for implementing the risk strategy approved by the Board, developing policies, procedures & systems for identifying, measuring, monitoring, assessing and managing risk. It is clearly demarcated and is independent from the credit group, operations and business units of the Bank with no assigned business/revenue targets. The risk functions are completely separate, and not embedded within the business functions. Board supports transparency and strengthens the overall control environment.

This governance structure enables a disciplined and coordinated approach to identifying, assessing and managing risks. It supports resilience, reinforces accountability and ensures that growth is pursued within well-defined risk boundaries.

Three Lines of Defences

The organisation follows the 'Three Lines of Defence' model to strengthen governance, enhance risk management and maintain a robust internal control environment across all operations.

1st Line of Defence	Business and operational units form the first line of defence, taking direct ownership of the risks embedded in their activities. They identify, assess, mitigate and monitor risks while weaving internal controls into everyday operations and decision-making, ensuring that outcomes stay aligned with organisational objectives and regulatory standards.
2st Line of Defence	The second line of defence consists of the Independent Risk Management Group and the Compliance function. Together, they design policies and frameworks and provide oversight and guidance to the first line in risk identification and mitigation. Their role is pivotal in fostering a consistent, transparent risk environment, enabling early detection of risks, and guaranteeing timely escalation and resolution. The Compliance team monitors adherence to all relevant statutes, governance rules, regulations, codes and internal policies, while both the Risk Management Group and Compliance enjoy the authority, stature, independence, resources and direct access to the Board needed to execute their responsibilities effectively.
3rd Line of Defence	The third line of defence is the Internal Audit function, which operates independently of management to provide objective assurance on the effectiveness of governance, risk-management and internal-control processes. Audit is responsible and accountable for delivering an unbiased review together with objective assurance on the effectiveness of the Bank's first and second lines of defence. Its audit findings and recommendations drive the continuous improvement of risk-management practices, thereby strengthening the organisation's overall resilience.



RISK MANAGEMENT

RISK CULTURE

Risk Culture, in very broad and simple terms, refers to our organisation's attitude towards risk management. A strong risk culture does not imply avoidance of risk-taking. It does, however, ensure that risk is taken in well-defined boundaries, risk-reward trade-offs are considered, and that the organisation is alert to consequences of unacceptable level of risks crystallising. This can be achieved when organisational values and beliefs promote behaviours that support robust risk management and decision making, and when effective risk frameworks and clear accountabilities are in place.

Risk culture at the Bank is shaped by clear ownership, regular reviews, strong governance forums and well-defined escalation channels. Decisions are guided by prudence, accountability and alignment with the Bank's risk appetite. Risk considerations are embedded in strategy, business planning, product design, process improvement and technology deployment. This ensures that growth and innovation are pursued within defined risk boundaries.

The Bank reinforces this culture through focused awareness and capacity-building initiatives for relevant teams. These initiatives also help familiarise the Board and employees with emerging areas such as climate risk, technology risk and evolving regulatory expectations.

Escalation is encouraged where risks emerge, with accountability clearly defined across the three lines of defence.

Independent oversight by the Risk Management function and assurance by Internal Audit further strengthen governance, controls and risk management processes. Together, these practices support consistent risk management and disciplined, responsible growth.

ICAAP & STRESS TESTING

The Internal Capital Adequacy Assessment Process (ICAAP), is designed to identify, assess, and manage all risks that could significantly affect our business, financial position, or capital adequacy. It helps us systematically analyse and address these risks to ensure the stability and soundness of our operations, protecting our business and capital adequacy from potential threats. At an enterprise-wide level, the Bank conducts stress testing and ongoing scenario assessments, with a focus on emerging risks driven by geopolitical, macroeconomic, and sectoral trends, recognising the dynamic nature of these challenges to proactively identify vulnerable areas in the portfolio and initiate necessary actions.

BUILDING RESILIENCE THROUGH RISK DISCIPLINE

A disciplined risk framework enables the Bank to proactively identify emerging risks, implement targeted mitigation measures, and align growth within defined risk boundaries, thereby protecting financial stability and long-term stakeholder value.

Managing Key Risks

CREDIT RISK

The risk arising from default by borrowers on their contractual obligations to the Bank, particularly the failure to make scheduled payments or repayments.

Capitals Impacted









FC IC SRC NC

Mitigation

Credit Risk Management formulates policies and procedures to manage credit risk and preserve portfolio quality. It establishes risk limits and conducts regular portfolio reviews. It also provides oversight on select aspects of credit strategy and underwriting activities of the Credit Group, led by the Chief Credit Officer.

Strategies

Ensuring healthy asset quality with optimal risk-reward balance.











FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



COMPLIANCE RISK

The risk of legal or regulatory sanctions resulting from non-compliance with applicable laws, regulatory requirements, and established standards.

Capitals Impacted



FC

Mitigation

A comprehensive, Board-approved compliance policy is in place and is reviewed annually to ensure continued relevance and effectiveness. The Compliance function actively monitors and reviews adherence to applicable regulatory guidelines through close coordination with business, support, and operations teams.

The primary focus is on identifying and mitigating Regulatory risk through a well-defined internal control framework. This framework incorporates regular inputs from product, business, and operations teams through self-certifications, along with ongoing monitoring mechanisms. In addition, compliance testing of products and policies from a Regulatory perspective is undertaken to further reinforce compliance standards and strengthen the overall compliance culture within the organisation.

Strategies

Mandating that business activities remain within regulatory boundaries.

MARKET RISK

The risk of probable loss due to adverse changes in market variables that affect the value of financial instruments the bank holds in its statutory reserves or through its trading and investment activities, such as money-market instruments, debt securities, equities, foreign exchange and derivatives.

Capitals Impacted



FC

Mitigation

Board approved policies for investment, foreign exchange, derivatives and related activities, supported by robust controls, help minimise risk across trading desks and securities. These policies, together with the Board approved limits package, set market-risk limits that align with the bank's risk-tolerance framework. Portfolio-level assessments and risk-mitigation measures are also performed. Structured products and exotic instruments are transacted with counterparties that have strong risk-management capabilities and appropriate systems. Counterparty Credit Risk Management policy defines the overall framework for counterparty exposure. Counterparty exposures are monitored on an ongoing basis, and a margining framework is implemented through agreements with each counterparty.

Strategies

Maximising returns from marked-to-market products while operating within the Bank's market risk appetite parameters.

OPERATIONAL RISK

Operational risk arises from inadequate or failed internal processes, people, and systems, or from external events. It includes the risk of loss resulting from legal risk, while excluding strategic and reputational risks.

Capitals Impacted



FC HC



Mitigation

The Bank follows a Board-approved Operational Risk Management Policy that defines the governance structure and approach for managing operational risks. The Bank has adopted a three-lines-of-defence framework, wherein the business lines, including support and operations functions, constitute the first line of defence. The Operational Risk Management Department (ORMD) functions as the second line of defence, while Internal Audit serves as the third line. These functions work collaboratively to identify, monitor, manage, and mitigate operational risks in an effective and coordinated manner.

Strategies

Reducing operational losses through effective risk mitigation measures.











FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital





CLIMATE RISK

From a broad perspective, climate-related risks can be classified into the following categories:

Physical risks - Risks of financial and economic loss resulting from damage to physical assets and infrastructure caused by climate-related events. These include acute events such as floods, cyclones, droughts, and landslides, as well as longer-term, gradual changes such as rising sea levels, increased global temperatures, persistent changes in precipitation patterns that may impair asset values, disrupt operations, and affect long-term economic viability.

Transition risks - Risks arising from the process of transition to a low-carbon economy and the potential impact of this transition on the value of financial assets and liabilities, including the risk of stranded assets.

Capitals Impacted

FC NC SRC MC

Mitigation

We support financing of environmentally friendly technologies and low-carbon infrastructure projects. Our efforts are focused across three thematic areas, including ESG integration in products, sustainable finance, and portfolio emissions. The Bank has a target to become carbon neutral in its operations (scope 1 & 2 emissions) by FY 2032. These areas are discussed in detail in the chapters on ESG Strategy and Environment.

Strategies

The Bank is in the process of enhancing its existing methodologies and frameworks to assess climate transition risk for wholesale borrowers, in response to a continually evolving risk environment.

- For retail portfolio, the bank has developed a framework to assess portfolio at risk based on geographic location of the exposure and the associated natural catastrophe severity scores for that geography. Given the current constraints in data, the framework is getting refined and evolving towards stability. The Bank intends to further strengthen the framework to include physical risk assessment through stress testing approach based on prospective Reserve Bank – Climate Risk Information System (RB-CRIS) repository. Further, during the monsoon season starting June, the Bank tracks the progress of monsoon using Indian Meteorological Department (IMD) rainfall deviation data and identifies vulnerable agriculture-related exposure in severity graded rainfall deficient geographies.

To achieve our goal of carbon neutrality, we will continue to align our operations with internal benchmarks focused on energy efficiency and renewable energy use. Further, the Bank continues to disclose financed emissions across its lending portfolio in line with global practices. For the past two years, that we have been reporting on financed emissions, our focus has been on improving the methodology with better data coverage and quality.



FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital











LIQUIDITY RISK

Liquidity risk refers to the risk that the Bank may be unable to meet its financial obligations as they fall due without incurring unacceptable losses.

Capitals Impacted





FC SRC

Mitigation

The Bank's Asset–Liability Management Policy outlines the framework for managing liquidity and interest rate risks. The Bank has established a comprehensive mechanism to monitor cash-flow mismatches under both normal and stressed conditions, along with key metrics such as Basel III liquidity ratios. In addition, a detailed intraday liquidity risk management framework is in place to monitor intraday positions on an ongoing basis. Interest rate risk in the banking book is assessed at defined intervals to ensure exposures remain within the Bank's Board approved risk limits.

Strategies

- Maintaining a healthy liquidity buffer, as reflected in the Liquidity Coverage Ratio (LCR)/Net Stable Funding Ratio (NSFR), aligning with the Bank's balance sheet size, to withstand stress scenarios.
- Optimise and maintain a competitive cost of funds.
- Undertaking derivative transactions, where required, to manage the desired interest rate profile.

REPUTATION RISK

Adverse perceptions among stakeholders or the public regarding the Bank may negatively affect our ability to attract and retain customers and could also expose the Bank to potential litigation and regulatory actions.

Capitals Impacted



SRC

Mitigation

The Bank maintains regular and constructive engagement with its stakeholders through appropriate communication channels to understand their expectations and address any concerns in a timely manner. Reputation risk is recognised as a significant risk under the Bank's ICAAP Policy, and a structured assessment framework has been established to monitor and manage it effectively.

Strategies

- Delivering an enhanced and consistently superior customer experience.
- Proactive risk assessment, and monitoring.
- Continuing to foster a strong culture of ethics, integrity, and compliance across the organisation.
- Strengthening the grievance redressal and resolution mechanism.

FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital



TECHNOLOGY RISK

Technology risk arises from the following areas:

- Use and operation of IT systems
- System availability and performance
- Cyber and information security threats
- Third-party and vendor dependencies
- Outsourced technology services
- Business continuity and disaster recovery

Capitals Impacted







FC SRC IC

Mitigation

These risks are managed through a structured Information Technology Risk and Third-Party Risk Management frameworks supported by defined procedures and assessment methodologies. The framework covers evaluation of New Solution Integration (NSI), major enhancements, third-party vendors and outsourced arrangements. A Business Continuity Management framework is implemented across the enterprise, supported by a structured business continuity programme to ensure continuity of critical processes during disruptions.

Lifecycle risk assessment of technology systems is carried out from design to deployment and ongoing operations. Regular testing of business continuity and disaster recovery capabilities is undertaken to assess preparedness.

Oversight of critical vendors is maintained through periodic risk reviews, performance monitoring and assessment of concentration risks.

Strategies

- Ensuring alignment between business and technology strategies to deliver high system availability and a consistent customer experience
- Strengthening system resilience and service continuity across critical operations
- Enhancing system availability and reducing downtime in line with increasing digital adoption
- Strengthening recovery capabilities through regular testing and preparedness measures
- Making steady progress on key initiatives under the technology transformation agenda to improve scalability and service delivery



FC Financial Capital | MC Manufactured Capital | HC Human Capital | IC Intellectual Capital | SRC Social & Relationship Capital | NC Natural Capital







CYBER AND DATA RISK

Cyber Risk

The risk of cyber-attacks on the Bank's systems through hacking, phishing, ransomware, AI driven cyber threats, and other emerging attack vectors, which may result in service disruption or the theft, loss, or unauthorised disclosure of sensitive internal or customer data. This includes risks arising from adversarial AI, automated attack campaigns, deepfake enabled social engineering, and exploitation of AI powered systems or models deployed within the Bank's technology ecosystem.

Data Privacy Risk refers to the probability of non compliant collection, use, and sharing of personal data belonging to Data Principals. These risks often arise from inadequate consent and purpose limitation practices, weak privacy governance, or failure to embed privacy by design principles into business processes, products, and technologies.

Breaches of data privacy occurs via excessive data collection, unclear data privacy notices and consent mechanisms, weak data minimisation practices. These events can lead to financial penalties, regulatory scrutiny, loss of stakeholder trust, reputational harm, and disruptions to business operations.

Capitals Impacted





FC IC

Mitigation

With the financial sector confronting increasingly sophisticated cyber threats, HDFC Bank has continued to expand and strengthen its information security architecture to ensure resilient, secure, and trusted digital banking experiences for its customers and has strengthened its cybersecurity and data protection capabilities as part of its ongoing technology transformation initiatives.

The Bank complies with ISO 27001:2022, ISO 22301:2019, and PCI DSS standards, demonstrating its commitment to information security, operational resilience, and the protection of customer data. The Bank assesses cyber threats using a structured framework encompassing Govern, Identify, Protect, Detect, Respond, and Recover, ensuring a holistic approach to risk management. Further, the Bank has established a comprehensive cybersecurity governance framework, which includes a Cyber Security Policy, Incident Management Procedures, and a Cyber Crisis Management Plan, supported by regular tabletop exercises to ensure stakeholder preparedness.

At the core of this effort is the Bank's Next Generation Cybersecurity Operations Center (CSOC), equipped with predictive analytics and AI/ML driven threat correlation to enable faster, more accurate detection and accelerated incident response. Complementing the CSOC is an advanced, AI augmented Security Incident and Event Management (SIEM) platform that leverages machine learning and behavioural analytics to enhance early anomaly identification and significantly reduce response timelines.

To strengthen enterprise wide resilience, the Bank has developed multiple in house agentic capabilities, enabling faster detection and automated remediation of security issues. The Bank has also implemented 24/7 defacement monitoring, continuous threat visibility mechanisms, and enhanced cyber resiliency measures to ensure preparedness for large scale and sophisticated cyber events. In addition, the Bank continues to advance its Identity Fabric and Privileged Access Governance by introducing strong authentication mechanisms, granular privilege controls, and stronger identity validation across critical systems.

To reduce exposure and continuously validate defences, the Bank operates a robust Attack Surface Management (ASM) programme which leverages advanced AI assisted capabilities for near machine speed detection and validation, and ML powered external attack surface mapping that continuously discovers and classifies exposed assets supported by ongoing vulnerability assessments, penetration testing, and structured patch management. The Bank is also actively working with security tool providers to incorporate AI driven automation to achieve near machine speed capabilities.

Periodic adversarial exercises are carried out by the Bank's Red Team to assess system resilience, uncover vulnerabilities, and validate detection and response controls. Activities include red team operations, breach simulations, and targeted assessments







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of key security technologies, aligned to the MITRE ATT&CK framework.

With the Bank accelerating cloud adoption, comprehensive cloud security controls have been deployed. These include Cloud Security Posture Management (CSPM) for configuration governance, Cloud Access Security Broker (CASB) for monitoring cloud application usage, Cloud Infrastructure Entitlement Management (CIEM) for identity and access governance, and Cloud Workload Protection Platform (CWPP) to secure cloud hosted workloads through runtime protection and continuous monitoring. These capabilities operate under a strong shared responsibility model and are complemented by the Bank's progressive move toward a Zero Trust architecture, incorporating micro segmentation, identity led access controls, and continuous validation of trust across all systems and environments.

The Bank has further strengthened Endpoint Protection and Anti Malware Security through advanced Extended Detection and Response (XDR) technologies, enabling centralised detection, investigation, and containment of threats across servers, user devices, and endpoints.

Security is also embedded into the development lifecycle through DevSecOps, ensuring that code scanning, application security tests, dependency checks, and remediation steps are integrated early into CI/CD (Continuous Integration / Continuous Delivery) pipelines. This reduces vulnerabilities before deployment and strengthens the Bank's application ecosystem.

Data security remains a foundational pillar of the Bank's cybersecurity strategy. Enhanced Data Loss Prevention (DLP) and Digital Rights Management (DRM) capabilities, endpoint encryption, and secure data handling standards protect sensitive information across the Bank. Email and communication channels have been strengthened through advanced anti phishing, anti spoofing, and threat intelligence driven protections, while critical API ecosystems are safeguarded using comprehensive API security controls.

To reinforce a culture of security, the Bank continues to invest in comprehensive cybersecurity awareness and training, ensuring employees remain vigilant and well informed about emerging threats, responsible practices, and their role in safeguarding digital assets.

Together, these initiatives reflect HDFC Bank's ongoing efforts to maintain appropriate standards of cybersecurity, operational resilience, and data protection, ensuring customers continue to access secure and reliable digital banking services. These measures support the Bank's role as a technology driven institution focused on maintaining safety and assurance across its digital channels.

The Bank's Data Privacy Program is a centrally governed initiative managed by the Data Privacy Officer (DPO) under the oversight of the Chief Data Officer "CDO". This structure ensures clear accountability, enterprise wide alignment, and consistent implementation of privacy standards across all business functions.

Privacy by design is a foundational element of the program. Bank's data privacy program is anchored on ten defined privacy principles which proactively identifies and mitigate privacy related risks and safeguard the Bank from, regulatory, operational, and reputational impact.

Bank has implemented an enterprise wide Consent Management System, which enables transparent, auditable, and compliant management of customer consents. The system ensures that the consent is collected, stored and processed, in accordance with the customer's preferences and applicable regulatory requirements. It also supports granular consent capture, withdrawal, auditing, and real time updates, reinforcing the Bank's commitment to responsible data handling and strengthening its overall privacy posture.

Strategies

- Established governance structure for the Bank's information and cybersecurity framework, supported by committees such as the IT Strategy Committee (ITSC), Information Security Committee (ISC), Internal Capital Adequacy Assessment Process (ICAAP), and the Risk Policy and Monitoring Committee (RPMC).

- Deployment of key risk mitigation controls, including antivirus solutions, network security management, vulnerability management practices, and a broad set of cybersecurity and data privacy measures.

- Continuous information security awareness programmes for both employees and customers.

 Financial Capital    Manufactured Capital    Human Capital    Intellectual Capital    Social & Relationship Capital    Natural Capital

RISK OF SPILL-OVER FROM SUBSIDIARIES

Risk arising from subsidiaries refers to potential uncertainties or adverse events stemming from subsidiary operations that may impact the holding company's operations, financial stability, reputation, or ability to achieve its strategic objectives.

Capitals Impacted





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Mitigation

The Board and Risk Management Committees of each subsidiary are responsible for managing their respective risk profiles. At the Bank level, the Group Risk Management Committee (GRMC) and the Group Risk Council (GRC) have been established to periodically review the nature and magnitude of material risks arising from subsidiary operations and, where appropriate, provide guidance on risk management practices.

Group-level stress testing is conducted by integrating the stress test outcomes of individual subsidiaries. Similarly, capital adequacy projections for the Group are developed after incorporating the business plans and capital strategies of the subsidiaries.

Strategies

- Establishing group-level oversight to review and monitor key risks across subsidiaries.
- Incorporating stress test outputs of subsidiaries into group-level stress testing exercises.
- Integrating subsidiary business plans and capital projections into the Group's overall capital adequacy assessments.

MODEL RISK

Model risk refers to the potential for adverse outcomes arising from decisions based on inaccurate, inappropriate, or misused model outputs and related reports.

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Mitigation

A well-defined, Board-approved Model Risk Management Policy is in place, supported by a structured framework that includes pre-deployment model validation and periodic monitoring to identify, manage, and mitigate model risk effectively.

Strategies

- The Bank, through the Model Risk Management (MRM) team under the Risk Management group, ensures that models undergo independent validation prior to deployment and are subject to ongoing periodic monitoring.











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RISK MANAGEMENT

EMERGING RISK - GEOPOLITICAL & MACROECONOMIC RISKS

Risks arising from geopolitical and macroeconomic factors include, but are not limited to, the following:

- Global Instability and Trade Disruptions
- Rising Protectionism and Economic Headwinds
- Uncertain Policy Environment

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Mitigation

At an enterprise-wide level, recognising the dynamic nature of these challenges, the Bank remains focused on proactive risk identification and continuous scenario analysis. Macroeconomic developments are closely monitored to enable timely and appropriate actions, as and when required.

Strategies

- Conducting stress testing with a focused lens on key themes driven by geopolitical, macroeconomic, and sectoral trends to identify specific areas of vulnerability within the portfolio.
- Closely monitoring the evolving risk landscape and providing regular updates to the Board and senior management on emerging risks. Where appropriate, proactive portfolio resizing and limit adjustments are undertaken to mitigate potential headwinds and maintain portfolio resilience.











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MANAGING EMERGING RISKS

The Bank operates in a dynamic environment where evolving macroeconomic conditions, rapid technological advancement and shifting customer behaviours continue to reshape the risk landscape. In addition to the principal risks actively managed today, the Bank remains vigilant to emerging risks that may have a longer-term or less immediate impact but require early attention and preparedness.

These risks are continuously assessed through structured risk management processes, and regular management review. By identifying and understanding emerging risks early, the Bank aims to strengthen resilience, enhance decision-making and ensure that its growth remains aligned with a changing external environment.

1. Adverse Outcomes of AI Technologies

Artificial Intelligence is increasingly being used to enhance banking services. It supports faster decision-making, improved insights and more personalised customer experiences. However, it also introduces risks if not managed carefully. These include bias in outcomes, inaccurate results, data privacy concerns and over-reliance on automated processes. The use of AI by external threat actors also increases the complexity of fraud and cyber risks.

Possible Impact

If not governed effectively, AI-related risks can affect customer outcomes and trust. Automated decisions may lead to inconsistent or unfair results if not properly monitored. AI-enabled fraud such as deepfakes and advanced phishing can make threats more difficult to detect. There is also a risk of reduced transparency where decisions are not easily explainable. These factors can impact customer confidence, regulatory expectations and the Bank's reputation. The increasing use of AI also raises the risk of internal bias, making it important to rely on high quality, well-governed internal data to ensure fair and reliable outcomes.

Mitigation and Response

The Bank has a centralised, overarching AI Risk Policy that provides comprehensive guidance to all units and functions involved in the AI solution lifecycle. It helps in adopting AI in a responsible and controlled manner. Technology investments focus on building secure and scalable platforms while maintaining strong oversight. Human judgement remains central to decision-making, especially where customer impact is involved. Data protection and cyber security frameworks are continuously strengthened to support safe deployment. Model monitoring and governance processes are in place to ensure accuracy, fairness and accountability. The approach is to use AI in a way that enhances efficiency while maintaining trust and control.

2. Misinformation and Disinformation

In a highly connected digital world, information spreads very quickly. This includes both accurate and misleading information. Misinformation and disinformation are increasingly influencing how customers perceive banks and their services. Fraudsters often misuse this environment by impersonating the Bank, sending false messages, or creating fake digital channels that appear genuine.

Possible Impact

The key risk is the potential impact on customer trust. Customers may unknowingly act on misleading messages, share sensitive information, or interact with fraudulent channels. This can result in financial loss, higher fraud incidents, increased customer complaints and pressure on operations. Even isolated cases can escalate quickly and affect the Bank's reputation if widely circulated.

Mitigation and Response

The Bank addresses this risk through a combination of customer awareness, technology and strong security controls. It continues to educate customers on safe banking practices through regular awareness campaigns, security advisories and initiatives such as Vigil Aunty, which simplifies cyber safety and fraud prevention through relatable, easy-to-understand communication. Customers are also regularly alerted to emerging fraud trends, phishing attempts and fake digital channels through the Bank's website, mobile banking platforms and social media. Robust authentication controls, continuous monitoring of suspicious activities and dedicated channels for reporting fraudulent communications further strengthen the Bank's response. Together, these measures help customers make informed decisions while reinforcing trust and security across the Bank's digital ecosystem.



BUSINESS CONTINUITY MANAGEMENT, INFORMATION & CYBER SECURITY PRACTICES AND DATA PRIVACY MEASURES

MAINTAINING FUTURE RESILIENCE

As technology evolves, HDFC Bank adopts a risk-averse approach, proactively safeguarding operations to ensure seamless and uninterrupted delivery of services.



The Bank's Business Continuity Management (BCM) Programme is designed to reliably sustain critical services and operations in the face of any unforeseen circumstances. It is ISO 22301:2019 certified and also adheres to applicable regulatory frameworks (RBI, SEBI, NCIIPC, CERT-In, etc.). It is subject to rigorous periodic reviews and audits to ensure its effectiveness.

The programme is overseen by the Business Continuity Steering Committee which is chaired by the Group Chief Risk Officer. The Bank has a central Business Continuity Office which oversees the development, implementation and strengthening of the Bank's continuity capabilities through planning, testing and periodic reviews.

The comprehensive framework governing the Bank's BCM programme enables it to pre-empt, prepare for, respond to and systematically recover from disruptions. This not only ensures continuity of operations but also helps maintain the trust of customers and stakeholders. It focuses on:

CRISIS MANAGEMENT

The Bank's Crisis Management Plan is to address the strategic issues of a crisis impacting it (e.g. natural disasters, geo-political conflicts, cyber-attacks, etc.) and to direct and communicate the corporate response to the crisis.

It focuses on strategic decision making and internal / external stakeholder (including RBI, customers, media) communication for managing catastrophic events e.g. natural disasters, geo-political conflicts, cyber-attacks to protect the Bank's reputation and manage impact.

BUSINESS CONTINUITY

At HDFC Bank, BCP focuses on managing continuity of critical business operations and accelerated recovery of services after an incident.

It primarily focuses on continuity planning for disruptive scenarios such as absence of critical staff and unavailability of premises, technology and vendors.



The BCPs are periodically tested at all levels through a well-defined testing programme.

DISASTER RECOVERY

HDFC Bank's Disaster Recovery Plan and Procedure focuses on recovery of essential IT services and data.

DR Planning involves identification of critical systems, establishing and maintaining DR sites (alternate data centers) for these critical systems and periodically testing this setup.

DR practice also includes robust data backup, replication and restoration procedures to meet Recovery Point Objectives (RPOs) and Recovery Time Objective (RTOs) crucial for digital banking services.

EMERGENCY RESPONSE

The Bank's Emergency Response Plan deals with site-level emergencies (at an office or a branch) that pertains to life and asset safety issues in the event of natural and man-made disasters such as fire, bomb threats, earthquakes, floods, amongst others.

It includes procedures for evacuation, medical aid and security.

Staff training and awareness including evacuation drills are part of Emergency Response preparedness.

PANDEMIC RESPONSE

This is a specific type of crisis management and business continuity plan addressing widespread health emergencies e.g. COVID-19.

It focuses on employee safety (e.g., remote work, health protocols), maintaining essential services with potentially reduced staff, managing customer interactions safely and adapting to prolonged disruption as per health advisories and regulatory directives.

In essence, the BCM framework and programme revolves around the concept of being prepared (Business Continuity (BC)) and Disaster Recovery (DR)), responding effectively to immediate threats (Emergency Response), managing the broader impact and communication (Crisis Management) and having specific plans for unique, widespread events like pandemics while ensuring that Indian regulatory expectations are met.

SAFEGUARDING THE FUTURE - SAFEGUARDING CUSTOMERS' DIGITAL JOURNEY

Safeguarding the customers' digital journey remains a fundamental priority for HDFC Bank, and the security framework is designed to ensure confidentiality, integrity, and availability of customer information across all digital channels.

The Bank maintains a robust and resilient Information and Cyber Security architecture aligned with regulatory requirements and governed by comprehensive security policies. HDFC Bank's Cyber Security Operations Centre (CSOC) leverages advanced Artificial Intelligence and Machine Learning (AI/ML) driven monitoring and analytics to detect anomalies, anticipate threats, and coordinate timely incident response. The CSOC is further strengthened with Security Orchestration, Automation and Response (SOAR) capabilities, enhancing visibility and accelerating threat containment. AI/ML enabled detection, enrichment, and triage processes place the Bank on a path towards a semi autonomous defence model, while AI driven Security Information and Event Management (SIEM) and User and Entity Behaviour Analytics (UEBA) improve anomaly detection, real time threat modelling, and event correlation. To strengthen enterprise wide resilience, the Bank has developed multiple in house agentic capabilities, enabling faster detection and automated remediation of security issues.

The Bank's Defence in Depth environment comprising Data Loss Prevention (DLP) and Digital Rights Management (DRM) controls, Web Application Firewalls (WAF), Intrusion Detection and Prevention Systems (IDS/IPS), Distributed Denial of Service (DDoS) protection, and structured vulnerability and patch management practices provides robust, layered protection across its technology ecosystem.

The Bank's Attack Surface Management (ASM) program helps minimise the cyberattack surface through continuous visibility of externally exposed digital assets, supporting timely remediation of vulnerabilities and enhancing the Bank's cyber resilience. The program leverages advanced AI-assisted capabilities to enable near-machine-speed detection and validation and ML-powered external attack surface mapping



that continuously discovers and classifies exposed assets. The Bank's Red Team conducts periodic adversarial assessments, including red team exercises, breach and attack simulations, and MITRE ATT&CK aligned evaluations of key security controls to uncover exploitable weaknesses and strengthen detection and response capabilities, thereby enhancing the Bank's overall cyber resilience.

Strong Identity and Access Management (IAM) and Privileged Access Management (PAM) frameworks safeguard customers' digital journey by ensuring secure, policy-driven access to critical systems, protecting sensitive information, and reducing the risk of unauthorised access. As cloud adoption accelerates, the Bank continues to strengthen cloud security controls encompassing secure configurations, compliance monitoring, robust access practices, data protection measures, and structured governance mechanisms.

Continuous monitoring, periodic risk assessments, and enterprise-wide cybersecurity awareness initiatives further strengthen the Bank's security posture, while oversight by senior management ensures sustained governance, regulatory alignment, and operational excellence. Through these collective measures, HDFC Bank ensures that customer data remains safeguarded at every stage of the digital journey.

GOVERNANCE OVER DATA

At HDFC Bank, Cyber Security and Data Privacy form critical components of its data governance framework. Oversight is ensured through dedicated governance committees including the IT Strategy Committee (ITSC) and the Information Security Committee (ISC) which monitor technology, information security, and data related risks. The Bank's Cyber Security Framework and Information Security Programme guide risk identification, control implementation, and continuous monitoring. This is supported by comprehensive policies that define governance requirements and ensure alignment with regulatory and internal standards.

The Bank continues to strengthen governance over data through strategic, technology-driven security initiatives. The Next Generation Cyber Security Operations Centre (CSOC) leverages AI and ML-enabled analytics, advanced event correlation, and User and Entity Behavior Analytics (UEBA) to enhance oversight of data-related activities, enable early detection of anomalous behaviour, and support proactive identification of potential threats to information assets. Security Orchestration, Automation and Response (SOAR) further leverages AI supported automation to streamline triage and accelerate coordinated incident response. To strengthen enterprise wide resilience, the Bank has developed multiple in house agentic capabilities,

enabling faster detection and automated remediation of security issues. Threat intelligence and Indicators of Compromise (IOC) from Government / regulatory agencies, partners, and dark web monitoring are fed into CSOC technologies to provide real time threat insight and support early, proactive defence.

Incident readiness is reinforced through a formal incident management procedure and Cyber Crisis Management Plan (CCMP), complemented by regular table top exercises. Continuous threat hunting and close collaboration with the Bank's Red Team ensures that detection logic, monitoring use cases, and response playbooks evolve in line with adversarial tactics. Management visibility into threat trends, incident patterns, and control performance is strengthened through comprehensive dashboards and analytics.

The Bank's Cyber Security Framework (CSF) and Information Security Program are supported by a set of measures designed to manage technology and data security risks. A dedicated Attack Surface Management (ASM) program supports governance over data by providing continuous oversight of assets and associated vulnerabilities, enabling timely remediation to protect customer data and internal information assets. The programme leverages advanced AI-assisted capabilities to enable near-machine-speed detection and validation and ML-powered external attack surface mapping that continuously discovers and classifies exposed assets.

The control environment includes vulnerability management of internet facing properties, antivirus and anti malware solutions, patch management processes, penetration testing activities, and network level protections such as micro segmentation. To ensure timely remediation of system vulnerabilities, a centralised patch management tool supports the discovery, assessment, and deployment of patches across endpoints and servers. This enables consistent patching, secure software distribution, and adherence to security standards, thereby reducing the risk of vulnerabilities caused by delayed updates. The Bank also undertakes proactive external security measures, including the monitoring and takedown of phishing sites and fraudulent domains that misuse the Bank's brand. These efforts help reduce the risk of customer exploitation and strengthen the overall external threat posture.

The Bank's Red Team conducts periodic assessments to test the security of critical cyber assets and identify exploitable weaknesses. These include controlled attack simulations, breach and attack scenarios, and focused reviews of key technologies such as email and web gateways, the Web Application Firewall (WAF), Extended Detection and Response (XDR), and data exfiltration paths, supported by manual testing aligned to the MITRE ATT&CK framework. The team also evaluates high value applications, runs continuous automated attack scenarios, and incorporates insights from external researchers through private bug bounty programs. All findings are addressed through a structured remediation process to ensure timely closure of identified gaps.

With the growing adoption of cloud infrastructure, HDFC Bank has strengthened its cloud security posture through tools that monitor configurations, enforce compliance, and mitigate cloud related risks. These controls support continuous discovery, classification, and risk assessment of sensitive data across cloud and on premises environments. Data Loss Prevention (DLP) safeguards sensitive information by preventing unauthorised transfers, while endpoint protection tools including anti malware, device control, and host-based intrusion prevention help reduce the risk of compromise across user devices and servers.

The Bank's cybersecurity framework focuses on maintaining a resilient posture through proactive monitoring, orchestrated incident response processes, strong network visibility, and a Zero Trust approach to access. Enterprise-wide Anti-Advanced Persistent Threat (Anti APT) agents protect network components, endpoints, and email and web channels from zero day and sophisticated attacks. Extended Detection and Response (XDR) capabilities, supported by Machine Learning driven behavioural analytics, enhance ransomware and malware detection across endpoints and servers.

Through these combined measures including AI driven monitoring, automated response capabilities, enriched threat intelligence, and strong governance HDFC Bank maintains a resilient and adaptive cyber defence environment that safeguards customer data and supports secure digital banking experiences across all channels.

KEY MEASURES UNDERTAKEN BY THE BANK TO MITIGATE INFORMATION SECURITY RELATED RISKS

HDFC Bank continues to enhance its information security posture through a robust, multi layered control environment designed to safeguard customer data and ensure secure digital operations. This is supported by Board approved Information Security and Cyber Security Policies, with strategic oversight provided by the Information Technology Strategy Committee (ITSC) and the Information Security Committee (ISC). These committees review key risks, monitor emerging threats, and ensure alignment with regulatory expectations.

The Bank's advanced Artificial Intelligence / Machine Learning (AI/ML) enabled Cyber Security Operations Centre (CSOC) provides round the clock monitoring of infrastructure, network traffic and applications. Enriched threat intelligence feeds and

machine learning–driven analytics enable early detection of anomalies and improved correlation of suspicious activities, while behavioural modelling further enhances incident identification and response. The Bank has implemented an Attack Surface Management (ASM) program as a key risk mitigation measure to continuously identify and address exposures across internal and external digital assets, further supported by periodic vulnerability assessments and penetration testing.

Security controls across networks, applications and endpoints include anti malware technologies, Intrusion Detection and Prevention Systems (IDS/IPS), micro segmentation, and enterprise-wide Data Loss Prevention (DLP) safeguards. Cloud and data security measures are strengthened through Cloud Security Posture Management (CSPM), Cloud Infrastructure Entitlement Management (CIEM) and Cloud Workload Protection Platform (CWPP). These ensure secure cloud configurations, entitlement governance, workload protection, and sensitive data oversight across hybrid environments.

The Bank has strengthened its access control framework as a key measure to mitigate information security-related risks. This includes Identity and Access Management (IAM), Privileged Access Management (PAM), authentication controls, and periodic access reviews to enforce least privilege access and prevent unauthorised access to critical systems and data. Periodic Red Team exercises, breach simulations, and targeted testing of critical controls including Web Application Firewalls (WAF), Extended Detection and Response (XDR), email gateways, and web gateways validate the effectiveness of defences, with all findings addressed through a structured, time bound remediation process.

To mitigate phishing, impersonation, and customer facing cyber fraud risks, the Bank continuously monitors for fraudulent domains and phishing campaigns, initiating rapid takedown actions when required. These initiatives are reinforced by regular employee training, cyber drills, and awareness programmes that build a strong culture of cybersecurity across the organisation.

This layered approach helps contain threats, limit their spread across the environment, and preserve business continuity by ensuring that endpoints remain consistently protected and actively monitored. Collectively, these measures demonstrate HDFC Bank's ongoing commitment to mitigating information security risks and maintaining a secure, resilient, and trusted digital banking environment.

Extended Detection and Response (XDR) / Malware Programme

These programmes deliver a unified security arrangement that integrates protection across networks, endpoints, cloud

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workloads, and user identities. By consolidating visibility and correlating indicators from multiple security layers, they enhance the detection and remediation of sophisticated threats, including ransomware and advanced malware. As part of maintaining strong cyber hygiene, antivirus and anti-malware signatures are routinely updated across all critical assets such as workstations, servers, email gateways, and web gateways ensuring that the Bank remains protected against emerging and evolving threats.

Vulnerability Management

HDFC Bank maintains a structured vulnerability management process that conducts continuous scanning of systems, applications, and network components to identify security weaknesses. A dedicated team tracks identified vulnerabilities, assesses their risk levels, and coordinates remediation activities with the respective technology and business teams. The process includes routine internal scans, periodic external assessments, and validation of fixes to ensure that issues are appropriately addressed. This programme helps reduce exposure to known threats, supports timely mitigation of high-risk vulnerabilities, and ensures that security gaps are managed in line with defined policies and regulatory expectations. The Bank has adopted AI-for-security for vulnerability management and is actively working with security tool providers for incorporating near machine speed capabilities in the tools used for vulnerability management.

Patch Management

The Bank maintains a structured and disciplined patch management process supported by tools to assess, prioritise, and deploy operating system, network, and application-level updates. Vendor supplied patches are evaluated for relevance and risk, formally documented, and tested where required to ensure compatibility. Timely deployment of approved patches across endpoints, servers, and critical infrastructure helps reduce vulnerabilities, strengthen resilience, and maintain a secure and compliant technology environment.

Penetration Testing

HDFC Bank conducts comprehensive penetration testing both routine and event driven to identify and validate potentially exploitable vulnerabilities across its technology landscape. These assessments are performed on all critical internal and external systems, including networks, hosts, and applications, and are triggered by significant changes such as new deployments, major upgrades, or architectural enhancements. The testing uses ML to anticipate the logical moves an attacker might make by analysing the network structure, identifying weak points, and simulating possible exploits. The Bank is actively

working with security tool providers for incorporating AI to achieve near machine speed capabilities. Findings are analysed, prioritised, and remediated through a defined governance process, ensuring continuous strengthening of the Bank's security posture and resilience against emerging threats.

Network Security

HDFC Bank employs a defence in depth security architecture that layers multiple controls to safeguard its network against a wide spectrum of cyber threats. Firewalls and proxy servers form the first line of protection by regulating and segregating network traffic based on defined trust levels, ensuring that only validated and authorised communication is permitted. This model is further enhanced through the adoption of Zero-Trust principles, where no user, device, or workload is inherently trusted and continuous verification is required at every access point.

To limit lateral movement and contain potential threats, the Bank has implemented micro segmentation, dividing the network into tightly controlled zones with granular access restrictions aligned to business functions and security requirements. Complementing these measures, advanced Distributed Denial of Service (DDoS) defence mechanisms continuously analyse traffic patterns, absorb malicious volumetric attacks, and maintain service availability during attempted disruptions.

The Bank's Intrusion Detection Systems (IDS) and Intrusion Prevention Systems (IPS) provide deep, real-time inspection of network traffic to identify, alert, and block malicious activity. Regular signature updates and behavioural analytics enhance detection accuracy and improve responsiveness to new threats, attacker techniques, and anomalous patterns. Configured with automated alerting and threshold-based triggers, these systems support proactive monitoring and rapid containment, strengthening the Bank's ability to detect, prevent, and mitigate potential security breaches.

Together, these integrated network security controls form a robust, multi layered defence model that aligns with global best practices and ensures strong protection across HDFC Bank's digital ecosystem.

Minimised Surface Area for Cyberattacks

The Bank has adopted a structured approach to reducing its exposure to cyberattacks through ongoing identification and remediation of vulnerabilities. A dedicated Attack Surface Management (ASM) program reduces the potential attack surface by providing continuous visibility into external and internal assets and proactively identify and remediate vulnerabilities and exposures before they can be exploited. The program leverages advanced AI-assisted capabilities to enable near-machine-speed detection and validation and ML-powered external attack surface mapping that continuously discovers and classifies exposed assets.

To minimise the surface area for cyberattacks and strengthen operational readiness, the Bank has established a Next Generation Cyber Security Operations Centre (CSOC) to proactively monitor, detect, and manage security incidents. The implementation of Security Orchestration, Automation and Response (SOAR) further reduces exposure by streamlining incident response workflows, enabling faster triage, escalation, and containment of potential threats. Network micro segmentation provides additional control by limiting lateral movement within the infrastructure, thereby reducing the impact of potential ransomware or similar attacks.

The Bank has upgraded its monitoring and detection systems to improve behavioural and event-based analysis. These enhancements include advanced detection capabilities supported by Machine Learning (ML), User and Entity Behaviour Analysis (UEBA), and threat modelling methodologies. Collectively, these measures contribute to reducing the Bank's overall attack surface and strengthening resilience against a wide range of cyber threats.

This holistic strategy reflects an industry aligned approach that strengthens HDFC Bank's ability to detect, assess, and respond to threats in a timely and coordinated manner. It brings together monitoring, automation, exposure management, and control enhancements into a unified framework that supports continuous improvement of the Bank's cyber resilience.

GOVERNANCE OVER DATA

Information Security Committee

The Information Security Committee (ISC), chaired by the Chief Risk Officer (CRO), provides strategic governance and oversight of the Bank's information security function. The Committee is responsible for reviewing dispensations under the Information Security Policy, approving strategic and financial decisions related to the Bank's information security agenda, and monitoring the execution and effectiveness of the Information Security Programme.

The ISC reviews significant information security risks, determines required remediation actions, and tracks their timely implementation. Serving as the Bank's central forum for discussing information security matters, the Committee oversees the implementation of the enterprise-wide security programme and ensures that security priorities remain aligned with regulatory expectations and internal governance requirements. Proceedings of the ISC are formally reported to the IT Strategy Committee of the Board.

ISC meetings are convened periodically at a defined frequency and include participation from representatives across Audit, Information Technology, the Information Security Group, other enabling functions, and relevant business units. This cross functional representation supports informed and balanced decision making, ensuring that information security risks, controls, and initiatives are consistently and effectively addressed across the organisation.

Information Security Programme

The Bank's Information Security Programme is aligned with regulatory requirements issued by the Reserve Bank of India (RBI) and with recognised industry standards such as ISO 27001:2022 and the NIST 2.0 Cybersecurity Framework. The programme provides a structured approach for managing information security risks across the Bank's technology and data landscape. HDFC Bank has established an Information Security Policy (ISP) and a Cyber Security Policy (CSP) that define the governance structure, outline control expectations, and set the requirements for secure management of information assets. These policies guide the implementation of processes covering access control, data protection, incident management, vulnerability management, secure configuration, and monitoring of critical systems.

Through these policies and standards, the Bank ensures that security controls are implemented consistently across business units and technology environments, enabling the protection of sensitive business information and data assets from unauthorised access, misuse, or disruption. The programme also supports regular review of risks, deployment of security measures, and adherence to regulatory and internal compliance requirements.

Cybersecurity Framework

HDFC Bank's Cybersecurity Framework strengthens the broader theme of Governance over Data by ensuring that data assets are identified, protected, monitored, and managed through a structured set of security functions. Built on the principles of **Govern, Identify, Protect, Detect, Respond, and Recover,** the framework establishes clear accountability and oversight for safeguarding information across the Bank's operations.

Aligned to the Bank's data governance objectives, the key components of the Information Security Program include:

- Documenting, disseminating, operating, and reviewing information security policies and procedures.

  These policies define how data is classified, accessed, stored, transmitted, and protected. They ensure consistent and compliant data handling practices across the Bank in line with regulatory and internal standards.

- Monitoring cybersecurity threats and assessing risk across critical data assets, infrastructure, and business units.

  Continuous monitoring, analytics, and threat intelligence processes provide timely visibility into risks that may affect the confidentiality, integrity, or availability of information, enabling early preventive or corrective action.

- Providing transparency to senior management and the Board on the Bank's data security posture.

  Governance oversight is supported through structured reporting on controls, incidents, vulnerabilities, audits, and Key Risk Indicators (KRI), ensuring decisions around data protection are taken with full visibility and organisational alignment.

- Responding promptly to information security incidents, policy violations, and exceptions.

  The incident management framework ensures rapid containment, thorough investigation, and timely remediation of threats impacting data, with clear escalation and documentation protocols.

- Evaluating the effectiveness of incident response actions and incorporating learnings.

  Post incident reviews strengthen governance by identifying improvement opportunities, enhancing controls, and reinforcing processes to prevent recurrence and improve future resilience.

ENSURING DATA PRIVACY

HDFC Bank is committed to maintaining data privacy. The Bank ensures stringent privacy governance, implements robust data protection measures and upholds transparency.

Its approach is rooted in safeguarding personal information, respecting individual privacy rights and adhering to privacy laws and regulations. By maintaining these standards, the Bank cultivates and preserves the trust and confidence of its valued customers, partners and stakeholders.

HDFC Bank is certified under ISO 27001:2022 standard and complies with all the requirements mentioned in it to maintain the highest level of data privacy. The Bank's data privacy programme, headed by a Data Privacy Officer (DPO) under the direct supervision of the Board and the Chief Data Officer, is highly regulated. HDFC Bank adopts a privacy-by-design approach, embedding 10 privacy principles into various processes and technologies across the Bank's products and services to protect against financial, regulatory, operational, and brand damage.



OUR APPROACH TO ENSURING DATA PRIVACY



PRIVACY GOVERNANCE

At HDFC Bank, customer privacy is a priority. The Bank's robust governance framework includes a designated privacy officer, cross-functional privacy teams and clear responsibility chains for privacy matters.

Through proactive measures, the Bank protects personal information, enhances privacy awareness and promptly addresses any privacy concerns or enquiries that may arise.



DATA COLLECTION AND USE

Transparency is fundamental to privacy commitment at HDFC Bank. It prioritises open communication and responsible handling of personal information. The Bank's data collection is purposeful, gathering only what's necessary for its services with clear explanations provided. Individuals receive straightforward privacy notices and can provide informed consent for data processing activities.



SECURITY AND DATA PROTECTION

Safeguarding personal information against unauthorised access, disclosure or misuse is a primary concern for the Bank. It implements a comprehensive multi-layered security strategy to achieve this goal. HDFC Bank's approach includes robust encryption protocols, strict access controls, reliable firewalls and regular security assessments. The Bank is focused on remaining ahead of evolving threats by investing in state-of-the-art technologies and adopting industry-leading best practices.



PRIVACY EDUCATION AND AWARENESS

At HDFC Bank, nurturing a culture that values privacy is a key commitment. The Bank focuses on educating and raising awareness among employees through extensive privacy training programmes. These efforts highlight the significance of their roles in protecting personal information. HDFC Bank keeps its team well-informed about privacy matters, emerging risks and best practices through regular updates and open communication channels.



PRIVACY BY DESIGN

HDFC Bank makes privacy a top consideration in crafting its products, services and systems. The Bank completely embraces the principles of Privacy by Design, ensuring that privacy protections are woven into its processes right from the start. Its teams undergo privacy training to foster a culture that respects privacy. The Bank conducts privacy impact assessments to detect and address any potential risks to an individual's privacy.





ESG STRATEGY

DRIVING SUSTAINABLE VALUE CREATION

Our ESG strategy integrates sustainability into business decisions, enabling responsible growth, creating long-term stakeholder value, and supporting India's transition towards a more resilient and inclusive future.



GLOBAL REGULATORY MOMENTUM

Global financial regulation is increasingly converging on the integration of climate and environmental risks within prudential supervision, risk governance, and market discipline for banks. In June 2025, the Basel Committee on Banking Supervision (BCBS) issued a global framework for climate-related financial risk disclosures by banks, signalling a move beyond enterprise level sustainability reporting toward more bank specific climate risk transparency and supervisory alignment.

Across major jurisdictions, particularly in Europe and the UK, regulators have continued to embed climate risk expectations into supervisory reviews, stress testing programmes and Board level governance requirements. These developments reflect an evolving understanding that physical and transition risks can have a material impact on credit quality, capital planning and long term financial stability.

In the global landscape, this regulatory direction underscores the importance of integrating climate and environmental considerations into governance structures, enterprise risk management processes and strategic planning, rather than treating sustainability primarily as a disclosure or reporting exercise.

INDIA'S EVOLVING ESG REFORM LANDSCAPE

India's sustainability and ESG regulatory framework continued to mature during FY 2025-26, with regulatory emphasis shifting from the expansion of disclosure requirements to strengthening the credibility, consistency and decision usefulness of sustainability information. The Business Responsibility and Sustainability Reporting (BRSR) framework is now firmly established as a mandatory disclosure regime for the top 1,000 listed entities, and regulatory attention has increasingly focused on improving data quality, verification discipline, and comparability.

A notable development during the year was the strengthening of the ESG ratings framework, with direct relevance for banks given the increasing use of ESG ratings in investment decision-making, counterparty assessment and sustainable finance transactions. In April 2025, the Securities and Exchange Board of India (SEBI) introduced a set of procedural and supervisory enhancements for ESG Rating Providers aimed at improving transparency and consistency in rating practices. These measures require the simultaneous sharing of ESG rating reports with issuers and subscribers, establish a formal mechanism for issuer feedback, clarify conditions for rating withdrawal, and mandate greater disclosure of rating methodologies. This was followed by the issuance of a Master Circular in July 2025, consolidating regulatory requirements for ESG Rating Providers, covering governance standards, internal controls, documentation and ongoing oversight. Together, these actions are intended to enhance the reliability and comparability of ESG ratings used by market participants, thereby reducing information asymmetry and supporting more informed risk assessment and capital allocation decisions by banks.

To address the need for a consistent and comparable disclosure framework for financial institutions, the Reserve Bank of India (RBI) issued the Draft Disclosure Framework on Climate-related Financial Risks in February 2024. While currently in draft form, the framework outlines structured disclosure expectations across key pillars, including governance, strategy, risk management, and metrics and targets. It is intended to enable stakeholders to better understand the exposure to and management of climate-related risks, while promoting greater consistency, comparability, and transparency in such disclosures.

Subsequently, the Reserve Bank of India (RBI) issued additional directions for banks desirous of raising green deposits, replacing the earlier framework on acceptance of green deposits issued in 2023. As per these directions, banks issuing green deposits are required to establish Board-approved policies, allocate funds to eligible green activities, implement use-of-proceeds tracking, obtain third-party verification or assurance where applicable, undertake impact assessments, and provide disclosures aimed at enhancing transparency and mitigating risks of greenwashing.

NATIONAL PRIORITIES DRIVING SECTORAL TRANSITIONS

On a macroeconomic level, India's development priorities are increasingly centred on a transition that combines economic growth with decarbonisation, financial inclusion and digital enablement, shaping the environment in which the financial sector operates.

Under its updated national commitments, India aims to reduce the emissions intensity of GDP by 47% by 2035 and reach 60% non-fossil fuel based electricity generation capacity, supported by ongoing progress in renewable energy, grid modernisation and industrial transition efforts. These national objectives are influencing credit needs across energy, infrastructure, manufacturing, and small enterprise segments, and are expanding demand for financing models that support cleaner technologies, improved productivity, and wider access to formal financial services. For Banks, this creates a need to understand and align with emerging risks and opportunities,

while maintaining balance sheet strength and supporting the country's broader development goals.

HDFC BANK'S SUSTAINABLE OPERATING PHILOSOPHY

Against this evolving global and domestic backdrop, HDFC Bank's sustainability approach remains anchored in its long standing operating philosophy of strong governance, prudent risk management and customer centric growth. The Bank continues to integrate regulatory developments, including SEBI's BRSR Core requirements into its internal policies, governance mechanisms and operating frameworks. Ensuring that environmental and social risks and opportunities are evaluated alongside financial parameters.

The Bank's operating philosophy is closely aligned with India's national development priorities through focused financing of renewable energy projects, green and transition linked initiatives, and digital inclusion across rural and semi-urban markets. Oversight of sustainability performance is reinforced through Board-level governance, clearly defined indicators, and accountability mechanisms. This integrated and regulation responsive approach enables the Bank to pursue responsible growth while strengthening institutional resilience, stakeholder confidence, and alignment with India's evolving sustainability and economic agenda.

ESG GOVERNANCE FRAMEWORK

Board Oversight

HDFC Bank's ESG governance framework is led at the Board level, reflecting the Bank's view that sustainability considerations form a core part of strategic oversight, risk management and long term enterprise value creation. The Corporate Social Responsibility and ESG (CSR & ESG) Committee of the Board oversees the Bank's environmental, social and governance agenda, providing direction and monitoring progress to ensure alignment with regulatory developments, stakeholder expectations, and the Bank's overall business priorities.

During FY 2025-26, the Committee met every quarter and reviewed progress against the Bank's ESG roadmap, and assessed management action plans. Its scope of oversight includes ESG related policies, progress on environmental and social goals, and the review and approval of material sustainability disclosures in line with applicable regulatory and voluntary frameworks.



ESG STRATEGY

Executive Level Implementation

The execution of ESG priorities is overseen by a senior management-led governance structure designed to drive consistency, coordination, and measurable outcomes across the organisation. The Deputy Managing Director has executive accountability for the implementation of the Bank's ESG strategy and priorities across the organisation. At the executive level, ESG implementation is driven by the ESG Apex Council, comprising senior leadership from across critical business and enabling functions, ensuring that sustainability considerations are embedded within core banking processes and decision-making.

The ESG Apex Council meets on a defined cadence to review progress against ESG priorities, monitor regulatory and policy developments, and assess emerging ESG related risks. It provides structured updates to the CSR & ESG Committee of the Board, including escalation of material issues requiring Board guidance. The Council also oversees internal capacity building initiatives to support the integration of ESG considerations into lending, risk assessment, and operational practices.

To enable focused execution, the Council is supported by dedicated ESG working groups aligned with the Bank's strategic ESG pillars. Each working group operates with defined deliverables, metrics, and reporting responsibilities.

Environment Working Group

focuses on managing the Bank's own operational environmental footprint and strengthening its focus on resource efficiency across its operations. Key priorities include progress towards the Bank's carbon neutrality pathway, increased adoption of renewable energy across operations, resource efficiency in premises and data centres, and implementation of environment friendly initiatives.

Social and Governance Working Group

oversees policies and processes related to employee practices, including learning & development, culture, health safety and well-being, diversity and inclusion and human rights. The Group also oversees ethical conduct and governance frameworks across the Bank. Key priorities include progress on the Bank's gender diversity, employee well-being, and employee health & safety among others.

Product Responsibility Working Group

monitors the integration of the ESG Risk Management Framework, including climate-related risks, into credit appraisal. The Group oversees the environmental impact of the Bank's portfolio through financed emissions and associated footprints, and guides the identification of opportunities in green, sustainable, and climate finance.

ESG STRATEGIC PILLARS AND FOCUS AREAS

The ESG strategic pillars endeavour to provide a common framework for aligning sustainability objectives across the Bank's business activities and support functions. This approach ensures coherence across sustainable finance initiatives, environmental management, customer centric digital solutions, people practices, and community programmes.

It also enables clear linkages between the Bank's ESG priorities and the disclosures presented in subsequent sections of this report, supporting regulatory responsiveness, the monitoring of sustainability related risks, while maintaining financial discipline and long term value creation.



Focus Area	Our Approach
Climate Change Strategy	We are committed to achieving carbon neutrality by FY 2031-32 and reducing our energy footprint through renewable energy adoption, energy-efficient infrastructure, and automated energy management. Energy, Emissions, and Operations: We externally verify and disclose GHG emissions annually and continuously improve resource efficiency across our operations. Waste and Water Conservation: We adopt responsible waste disposal, minimise paper and plastic use and implement water-saving technologies across our premises.
Environmental & Social Risk in Lending	The Bank has an Environmental, Social Governance Risk Management (ESGRM) Framework to strengthen the integration of ESG and climate change risk assessment into the credit appraisal process, with thresholds guiding due diligence and third-party assessments.
Sustainable Finance	Our Sustainable Finance Framework guides the Bank for issuances of green, social, sustainable and sustainability-linked financing and elucidates the use, management, monitoring and reporting of such proceeds.
Value Chain and Procurement	We engage with upstream and downstream partners on ESG disclosures, to ensure that our value chain partners meet sustainable disclosure standards in line with benchmark ESG practices of the Bank and in accordance with existing regulations. Financed Emissions: We are expanding the scope of measurement of financed emissions and strengthening borrower engagement for their initiatives ahead.
Workforce Practices	We uphold non-discrimination, employee well-being, gender diversity and structured ESG learning and development.
Customer Engagement	We deliver responsible banking experiences through secure, customer-centric digital platforms and continuous feedback loops.
Community & Society	Guided by our board governed Corporate Social Responsibility (CSR) policy, our umbrella of social initiatives 'Parivartan' drives impact in six distinct areas of intervention namely: Rural Development, Promotion of Education, Skill Development & Livelihood Enhancement, Healthcare & Hygiene, Financial Literacy & Inclusion, and Natural Resource Management. Our Sustainable Livelihood Initiative (SLI) has been a key driver in pushing for financial inclusion among families, especially women, in un-banked and underbanked areas.
Transparency & Accountability to Stakeholders	We uphold transparency through the whistle-blower mechanism and proactive stakeholder engagement. Over the years, the Bank has aligned its management approach with best practices and as guided by ESG reporting frameworks and guidelines of ESG rating agencies.
Governance and Compliance	Our governance model ensures regulatory compliance, ethics, cybersecurity and ESG-aligned board oversight. The Bank's corporate governance framework complies with The Companies Act, the regulations and guidelines of the SEBI and the requirements of the listing agreements entered into, with the Indian stock exchanges.



ESG STRATEGY

Commitment to Sustainability-related Disclosures

The Bank is committed to maintaining clear, consistent, and accountable sustainability disclosures. Its reporting approach focuses on providing decision relevant information to stakeholders by aligning internationally recognised frameworks with applicable domestic regulatory requirements. During FY 2025-26, the Bank further strengthened the quality, comparability, and independent verification of its sustainability disclosures, in line with evolving regulatory expectations and established market practices.

Disclosure Dimension	Approach and Current Status (FY 2025-26)
Assessment Frameworks	HDFC Bank continues to engage with external assessment platforms to benchmark and evaluate its sustainability performance. Climate related risks and opportunities are reviewed and disclosed through the Bank's ongoing participation in the Carbon Disclosure Project (CDP). The Bank also participates in the S&P Global Corporate Sustainability Assessment, (CSA) with FY 2025-26 marking five consecutive years of participation and achieved an overall positioning of 82 percentile during the year. In addition, the Bank maintained its leadership ranking in domestic ratings has been rated in the Leadership category by CRISIL ESG Ratings, receiving an ESG Score of 72 and Core ESG Score of 74.
Reporting Frameworks	Sustainability disclosures are developed with reference to recognised global reporting frameworks as well as applicable national regulatory requirements. Climate related disclosures continue to reflect the recommendations of the Task Force on Climate related Financial Disclosures (TCFD), with FY 2025-26 marking the Bank's sixth consecutive year of alignment. The Bank has reported ESG performance indicators in line with the Global Reporting Initiative (GRI) Standards since FY 2013-14, with the current year representing the thirteenth year of such reporting. In addition, the Bank complies with the SEBI mandated Business Responsibility and Sustainability Reporting (BRSR) framework as part of its annual disclosures.
Assurance and Data Credibility	To strengthen the reliability and integrity of disclosed information, the Bank continues to obtain independent third-party assurance on sustainability data. During FY 2025-26, the Bank continued to obtain reasonable assurance on all BRSR Core Key Performance Indicators, along with limited assurance on identified non-core BRSR and GRI aligned metrics. The scope of assurance is periodically reviewed to reflect regulatory expectations and stakeholder priorities.

SUSTAINABLE FINANCE AS THE ANCHOR

Sustainable finance is central to the Bank's ESG strategy and reflects the role of banking in influencing real economy outcomes at scale. By embedding ESG and climate considerations within credit appraisal, portfolio oversight, and client engagement, the Bank seeks to support responsible economic activity, enable transition pathways, and maintain sound risk adjusted growth.

ESG and Climate Risk Integration in Credit Appraisal

The Bank has formulated its ESG policy framework and ESG Risk Management (ESGRM) Framework, which are integrated into the Bank's wholesale credit appraisal process. Specifically, the Bank's ESGRM Framework addresses climate transition and mitigation plan and includes a prohibition list criterion and 'Category-A' tagging of climate risk-related vulnerable sectors.

ESG risk assessments are embedded within credit approval documentation and inform credit decision making, risk mitigants, and monitoring requirements. For identified higher risk exposures, enhanced due diligence which includes assessment of environmental impacts, labour and human rights practices, and corporate governance. For specialised or long-tenure project finance, a Lenders' Independent Engineer (LIE) is appointed. In addition to a techno-commercial assessment of the project, LIE's scope of work includes assessing the availability of, and requirements for, environmental clearances, pollution control approvals, resettlement and rehabilitation (R&R) requirements, and other relevant project-related environmental and social considerations. Suitable mitigants are implemented to address the risks around these aspects.

ESG related representations and undertakings are incorporated into loan documentation, supporting ongoing monitoring throughout the loan lifecycle.

To support effective implementation, the Bank plans to invest in capacity building of its credit and relationship management teams through structured ESG learning and development initiatives. These include targeted training modules and guidance frameworks aimed at strengthening the understanding of ESG and climate risks, and enabling consistent integration of ESG considerations into credit appraisal and monitoring processes.

Advancing ESG Maturity Across the Portfolio

Beyond incorporating ESG considerations within credit risk assessment, the Bank plans to adopt an engagement led approach to strengthen ESG maturity across its portfolio and value chain over time. This approach is based on the understanding that sustainable outcomes are driven not only by screening and risk identification, but also by sustained dialogue, capacity building efforts and targeted transition support. Through ongoing engagement with clients, suppliers and broader ecosystem partners, the Bank seeks to encourage improved practices, particularly in sectors with elevated environmental or social risk exposure.

Key Focus Areas of Engagement

Client ESG Readiness and Transition Planning

The Bank aims to engage corporate and institutional clients to assess ESG readiness and encourage stronger sustainability practices over time, with a focus on high impact and carbon sensitive sectors such as oil and gas, power, cement, and steel, to assess ESG maturity and encourage transition planning. This includes:

- Structured ESG and climate discussions as part of ongoing client engagement
- Use of internal assessment tools and thematic scorecards to evaluate ESG maturity
- Focus on transition planning, regulatory preparedness, and disclosure quality
- Engagement on emissions management, governance practices, and supply chain oversight

Value Chain and Supplier Engagement

Recognising that ESG risks and impacts extend beyond direct borrowers, the Bank engages its value chain partners to strengthen sustainability practices and resilience.

The Bank is in the process of formulating internal guidelines on sustainable sourcing that incorporate key principles of responsible procurement and promote sound sustainability practices among its vendors.





ESG STRATEGY

Key elements of this approach include:

- Adherence to environmental stewardship practices, including energy efficiency, responsible resource use, and waste reduction

- Commitment to fair labour practices, employee well-being, and robust health and safety standards

- Upholding high standards of business integrity, including compliance, transparency, and anti-corruption practices

- Promotion of sustainable procurement practices across key categories, alongside a focus on continuous improvement and alignment with evolving ESG standards

Collaboration and Ecosystem Partnerships

The Bank participates in collaborative initiatives to strengthen ESG capability and enable scalable impact across the financial ecosystem.

- Collaboration with solution providers for ESG data, analytics, and climate risk tools

- Engagement with academic institutions and think tanks to strengthen ESG insights

- Participation in industry forums and working groups to support policy and taxonomy development

- Partnerships with civil society and public agencies to enable inclusive and climate linked outcomes



SUSTAINABLE FINANCE PORTFOLIO AND PRODUCT OFFERINGS

The Bank's sustainable finance portfolio reflects its commitment to inclusive growth and environmental stewardship, while supporting national development objectives.

Through a broad range of financing solutions and non-financial enablers, the Bank supports diverse sections of society and the broader economy across its business spectrum in adopting more sustainable and resilient operating models.

Sustainable Finance Framework

The Bank's Board approved Sustainable Finance Framework provides the governance structure for classifying eligible projects, managing proceeds, and reporting on allocation and impact in line with recognised global principles, contributing to the advancement of the United Nations Sustainable Development Goals (UN SDGs) 2, 3, 4, 6, 7, 9, 11, 12, and 13.

Developed in accordance with global standards including the International Capital Market Association (ICMA) Sustainability Bond Guidelines (2021), the Green Bond Principles, the Social Bond Principles, and the Loan Market Association's (LMA) Green Loan Principles and Social Loan Principles, the Framework enables the Bank to:

– Identify and classify eligible green and social projects

– Issue green, social, and sustainability bonds

– Track and manage the allocation of proceeds

– Report transparently on the impact of financed projects

The Bank offers a suite of sustainable finance products aligned with environmental and social objectives. These include financing for renewable energy and clean transportation, sustainability linked lending tied to predefined performance indicators, and financing solutions supporting social outcomes such as MSME development and access to essential services.

Sustainable Finance Portfolio Overview

We continue to steer investments across a diverse portfolio of green and social sectors, contributing meaningfully to India's Nationally Determined Contributions (NDCs) and broader Sustainable Development Goals (SDGs).

Type of Finance	Total Outstanding (₹ crore)!	Total No of Transactions (Nos.)	% of total Sustainable Finance	% of total Finance
Green*	78,270	2,20,102	9.50%	2.64%
Social#	7,45,735	4,81,1989	90.50%	25.19%
Total Portfolio	**8,24,005**	**5,03,2091**	**100%**	**27.84%**

!Outstanding as of March 31, 2026

*Green Portfolio includes investments in renewable energy (such as solar, wind, and Bio-gas energy), electric mobility solutions (EVs), and green buildings.

#Social Portfolio comprises financing towards access to essential services (housing finance), micro, small and medium enterprises (MSMEs), Self Helf Groups and Joint Lability Group Impact Financing.

The increase in the Bank's sustainable finance portfolio by about 9% reflects enhanced review, identification, and capture of sustainable finance exposures across the portfolio. The Bank continues to strengthen its approach through ongoing improvements in processes and systems to further enhance the capture and monitoring of both green and social assets.

Sustainable Bond Issuance

Aligned with the Sustainable Finance Framework, we issued USD 300 million in sustainable bonds in February 2024 advancing our sustainable finance agenda and supporting impactful environmental and social initiatives. The total proceeds raised through the issuance of USD 300 million (₹2,822.32 crore), were distributed across two key categories:

Green Category –Electric Vehicles (40%)

Social Category – MSME Financing (60%)

Of the total proceeds, USD 150 million was allocated during FY 2024-25, with the remaining USD 150 million allocated during FY 2025-26.

Details of Disbursement in FY 2025-26

Green Category – Clean transportation (Electric Vehicles): A total of USD 60 million (₹498.21 crore), representing 20% of the total issuance, was allocated to clean transportation, specifically to support electric vehicles (EVs).

Social Category – MSME financing: A larger portion of the proceeds, USD 90 million (₹747.83 crore), or 30% of the total issuance, has been dedicated to lending to MSMEs.

Use of Proceeds and Allocation Approach

Proceeds raised through the Bank's sustainable bond issuances are utilised in accordance with the Sustainable Finance Framework and may be applied to both previously funded and new eligible projects, within defined look back periods. Allocation is made to projects that meet the Bank's established green and social eligibility criteria. Project assessment follows defined sustainability thresholds and exclusion criteria, based on international benchmarks including the International Finance Corporation (IFC) Exclusion List. The selection of eligible projects and allocation of proceeds is subject to independent review and certification by an external auditor, supporting transparency and alignment with accepted sustainable finance practices.

The Sustainable Bond issuance, including allocation of proceeds and impact reporting, has undergone independent third party limited assurance.

Process and System Enhancements

The Bank has strengthened its processes and systems for labelling assets in alignment with its Sustainable Finance Framework, enabling improved identification, tracking, and reporting of green and social exposures. Sustainable finance transactions are now being tagged at an earlier stage, ensuring accurate capture of relevant impact parameters and their incorporation into reporting, thereby ensuring alignment with regulatory expectations.

The system enhancements also support the development of sustainable finance products and provides better visibility into



borrower performance against defined sustainability indicators. Additionally, documentation practices have been strengthened to support internal reviews and external assurance.

As sustainable finance practices evolve, the Bank is preparing to align with emerging regulatory developments, including the draft Climate Finance Taxonomy released by the Ministry of Finance in May 2025. The proposed taxonomy is expected to provide standardised definitions and classification criteria for climate-aligned activities, thereby enhancing consistency, transparency, and efficiency in the identification and labelling of sustainable finance exposures.

Financial Inclusion as a Core Pillar of Sustainable Finance

Financial inclusion is a core part of the Bank's sustainable finance agenda. The Bank continues to widen access to formal banking through a mix of digital account opening, business correspondent networks, and physical outreach in semi urban and rural locations. Lending under priority sector programmes and tailored products for small businesses and self employed individuals remain key focus areas. Product structures emphasise affordability, ease of access and fair customer practices, supporting households and small enterprises that rely on banking services for day to day economic activity. These initiatives contribute to steady and inclusive credit growth while strengthening the Bank's retail and MSME franchise.

Non Financial Enablers of Financial Inclusion

The Bank recognises that meaningful financial inclusion extends beyond access to credit. Alongside its financial offerings, the Bank supports structured non financial initiatives focused on building financial capability, strengthening livelihoods and improving digital readiness. These efforts are largely delivered through several channels including the Bank's CSR platform, Parivartan, the Sustainable Livelihood Initiative (SLI), alignment with relevant government-led financial inclusion programmes and regulatory mandates, and several other initiatives which work to support stable income generation and more effective use of formal financial services. By combining access to finance with practical, on ground support, the Bank seeks to improve credit absorption and repayment capacity, particularly across rural and semi urban regions, while strengthening the overall impact of its financial inclusion and sustainable finance efforts.

Financial Literacy and Capability Building

The Bank conducts large-scale financial literacy programmes aimed at improving awareness of savings, credit, insurance, and responsible borrowing practices, particularly among first-time and underserved customers. These programmes are delivered through a mix of community workshops, school and college sessions, and targeted outreach initiatives for women, senior citizens, and rural households.

Cumulatively, over 1.92 crore customers have been covered through our FLCs. During the Financial Year 2025-26, Bank has conducted 1.80 lakh FLC camps covering 8.24 lakh participants. These initiatives are designed to strengthen financial capability and bridge knowledge gaps that often limit effective participation in formal financial systems, thereby supporting more informed financial decision-making.

Livelihood and MSME Capacity Development

Through skill development and livelihood enhancement initiatives, the Bank supports individuals and micro entrepreneurs in building income generating capabilities alongside access to finance. Parivartan supported programmes provide vocational training, entrepreneurship development, and market linked skill building across agriculture, allied activities, handicrafts, services, and small manufacturing. To date, these initiatives have supported over 7 lakh individuals in accessing or enhancing sustainable livelihood opportunities and 2 lakh people have received formal skill trainings.

In addition, under the Prime Minister's Employment Generation Programme (PMEGP), the Bank has disbursed cumulative funding of ₹486 crore to micro-enterprise units across manufacturing and service sectors.

Sustainable Livelihood Initiative (SLI)

The Bank's Sustainable Livelihood Initiative (SLI) is a dedicated, holistic model designed to extend financial inclusion to women from unbanked and underbanked households through Self Help Groups (SHGs) and Joint Liability Groups (JLGs). Beyond providing collateral free microcredit, SLI integrates credit counselling, financial literacy, skills training, and market linkage support. The initiative is present in about 1.5 lakh villages across 29 States and Union Territories and has enabled access to sustainable livelihoods for more than 57 lakh women or 10.4 lakh SHGs/ JLGs across the country.

Digital and Inclusion Enablers

To strengthen the effectiveness of inclusion efforts, the Bank integrates digital enablement into its non-financial interventions. This includes training on the use of digital payment platforms, account operations, and fraud awareness, as well as simplified onboarding through assisted digital channels. These efforts help improve transaction continuity, reduce reliance on cash based systems, and support the long term integration of beneficiaries into the formal financial ecosystem.

As part of its Aadhaar-enabled services, the Bank also facilitates enrolment and updates through designated Aadhaar Seva Kendras at its branches, having undertaken over 69.20 lakh Aadhaar enrolments and updates since inception at customers' request.

The Bank's efforts are further supported through its participation in key government-led programmes. Under the Pradhan Mantri Street Vendor's AtmaNirbhar Nidhi (PM SVANidhi) scheme, the Bank has extended micro-credit support to 42,837 street vendors since inception, alongside encouraging adoption of digital transactions through initiatives such as the 'Main Bhi Digital' campaign.

Together, these interventions support livelihood generation while strengthening the uptake of formal and digital financial services.

Supporting India's Transition and National Priorities

India's shift towards a lower carbon, digitally strengthened and more resilient economy is guided by defined national priorities that are influencing the direction and composition of credit across the financial system. In response, the Bank aligns its sustainable finance approach with these priorities, supporting responsible deployment of capital while continuing to manage portfolio risks with discipline.

Energy and Economy wide Transition Financing

India's renewable energy capacity has continued to expand, crossing 250 GW in FY 2025-26, supported by investments in solar, wind, grid upgrades and storage systems. This momentum is influencing financing needs across energy and allied sectors as businesses shift toward lower emission operations and modernised infrastructure.

The Bank will work to support these developments through lending structures suited to transition aligned activities, including project finance for renewable assets, working capital support for supply chains, and credit facilities that enable efficiency improvements and cleaner production methods.

MSME Transition & Livelihood Resilience

National programmes for MSME competitiveness, such as Raising and Accelerating MSME Performance (RAMP), cluster modernisation schemes, and digital enablement missions, are reshaping the credit needs of a sector that contributes 30% of GDP and employs over 110 million people. These initiatives encourage adoption of cleaner technologies, formalisation, and capacity building, increasing demand for transition aligned MSME financing.

The Bank will work to support this transition through financing for enterprise modernisation, energy efficiency upgrades, and digital transformation, contributing to enhanced resilience and sustainable growth within the MSME sector.



ENVIRONMENT

DRIVING SUSTAINABLE IMPACT

Our responsibility towards the environment is fundamental to generating sustainable value for and from business operations. We continuously work in line with this perspective to refine and strengthen our approach towards managing and transparently disclosing our environmental impact.



We continue to advance our commitment to environmental stewardship by embedding sustainability considerations across our business operations, financing practices and supplier engagement. Our initiatives are built around specific, time-bound actions with clearly defined milestones focused on driving measurable progress in reducing emissions, optimising resource use and strengthening environmental resilience across the value chain.

Our environmental data and reporting mechanisms incorporate environmental KPIs aligned with frameworks such as BRSR Core Framework and globally recognised climate-related reporting standards, providing a more holistic understanding of our environmental footprint across operational activities and the entire value chain.

GOVERNANCE

Sound governance is the key to managing environmental risks and delivering sustainable outcomes. The Bank maintains strong governance oversight of its environmental priorities to ensure accountability, alignment with strategy, and continuous enhancement.

The CSR & ESG Committee of the Board provides overall strategic direction on environmental issues, including climate risks, emissions oversight, and resource optimisation. Execution of environmental initiatives is led by the ESG function and overseen by the Bank's Deputy Managing Director.

At an operational level, our environmental initiatives are guided by the Bank's Environmental Policy and the ESG Policy Framework, which are regularly reviewed and updated to remain aligned with regulatory requirements and leading practices. We are also in the process of rolling out our Sustainable Procurement Guidelines that aim to minimise environmental, social, ethical, and health & safety risks in our supply chain.

METRICS AND TARGETS

As regulatory expectations and stakeholder requirements continue to evolve, we continue to refine our approach to defining and reporting material environmental KPIs. These indicators span key areas such as energy consumption, GHG emissions, water consumption, and waste management.

We maintain a structured monitoring system to track these KPIs, using insights to inform decision-making, evaluate performance, and set future targets. As our operational footprint expands, particularly semi-urban and rural areas, we are strengthening infrastructure, and technological systems to improve the completeness and accuracy of environmental data collection.

OUR ENERGY PERFORMANCE

Energy consumption makes up a significant part of our operational footprint, as is typical for a service-based organisation of our scale. In FY 2025-26, total energy consumption stood at 2.18 million GJ, an increase of 0.12 million GJ compared to FY 2024-25, primarily due to increase in fuel and electricity consumption.

Mention Energy Consumption (In GJ)	FY 2025-26	FY 2024-25	FY 2023-24
Diesel: DG Set	211,842.01	224,058.91	217,433.30
Diesel: Company Cars	70,186.69	74,709.36	59,430.60
Petrol: Company Cars	353,581.50	286,947.80	220,822.20
Grid Electricity (no renewable attributes established)	1,199,818.92	1,410,725.08	2,523,514.68
Renewable Electricity	345,972.88	66,436.61	11,772.84
Total	**2,181,402.00**	**2,062,877.77**	**3,032,973.62**

Total Energy Consumed (million GJ)



- ■ Electrical energy consumed
- ■ Energy consumed from usage of fossil fuels

Energy Intensity
(GJ/ INR Cr Revenue from Operations)



In FY 2025-26, the Bank's energy intensity stood at 5.90 GJ per INR crore of revenue from operations, reflecting an improvement over FY 2024-25 resulting from increased use of renewable energy across operations.

Electricity constitutes the largest share of total energy use, accounting for about 71% or 1.54 million GJ. Of this, 1.20 million GJ is sourced from grid electricity, while approximately 0.34 million GJ is derived from renewable sources.



The share of renewable energy in our total energy mix increased from 3.22% in FY25 to

15.86%

IN FY26.

Energy Consumption Outside Organisation

As part of its sustainability journey, the Bank has expanded its energy reporting boundary to include energy consumption outside the organisation. FY 2025-26 represents the first year in which the Bank has quantified and disclosed energy consumption associated with relevant value chain activities. Energy consumption outside the organisation encompasses indirect energy use attributable to the organisation's activities but occurring outside its direct operational control. It is estimated based on reported value chain activities, including fuel and energy-related activities, waste management, business travel, employee commuting, and upstream leased assets.



ENVIRONMENT

The total energy consumption outside the organisation amounted to 2.17 million GJ during the reporting period. A significant proportion of this energy use is attributable to employee commuting (67.82%), followed by fuel and energy-related activities (14.91%), business travel (12.36%), and upstream leased assets (4.9%). Energy consumption associated with waste management activities represents a negligible share of the total (<0.1%).

Energy Consumption Outside Organisation

Energy Category		Value (GJ)
Category 3	Fuel and Energy related activities (not in Scope 1 or 2)	323,760.05
Category 5	Waste generated in operations	249.50
Category 6	Business Travel	268,442.31
Category 7	Employee Commute	1,472,352.33
Category 8	Upstream leased assets	106,298.14
Total		**2,171,102.33**

*Note: The Bank has adopted the GHG Protocol Scope 3 category nomenclature for reporting energy consumption outside the organisation to ensure consistency, transparency, and alignment between energy and emissions reporting across value chain activities. Energy consumption outside the organisation was estimated for reported Scope 3 categories using activity data, emission factors, and energy conversion factors. Estimates covered fuel- and energy-related activities, waste management, business travel, employee commuting, and upstream leased assets. Fuel consumption, electricity transmission and distribution losses, travel activities, and commuting data were converted into energy consumption using recognised methodologies and fuel-specific conversion factors from DEFRA, 2025, and IPCC. Energy associated with waste transportation and treatment was estimated based on applicable waste management pathways. For upstream leased assets, electricity consumption benchmarks and operational data were used.

Green Infrastructure

We continue to implement infrastructure and resource efficiency initiatives across our operations to support our carbon reduction goals. In FY 2025-26, the procurement and installation of 4-star and 5-star rated air conditioners across facilities is expected to deliver potential annual energy savings of approximately **776.79 MWh** compared to conventional alternatives.

ENVIRONMENT STEWARDSHIP AT THE BANK'S COLLOCATED DATACENTERS



9 energy conservation projects implemented across Data Centres



Close to 100% waste recycling rate achieved at our Data Centers across India



Our Bangalore Data centers "BLR3 and BLR3X" are Platinum certified by the IGBC

Recognising the importance of environmental stewardship beyond energy management, we have adopted a holistic approach towards reducing the environmental footprint across all our operational locations through collaboration with the Indian Green Building Council (IGBC). This association focuses on eco-design, water conservation, energy efficiency, use of recycled and Green-pro-certified interior materials, waste segregation, maintaining a healthy indoor environment through ventilation, and innovative interior designs. We ensure that most new premises including branches, offices, and locations undergoing relocation or renovation are assessed for Green Building certification. As of March 31, 2026:

- 3,247 bank premises have been certified under the Indian Green Building Council (IGBC) Green Interiors Rating System, including 6 Platinum, 3,085 Gold, and 148 Silver certified locations.

- About 26% of our premises are IGBC certified. With a total IGBC certified area of about 80 lakh sq. ft., our green buildings cover about 18% of the total area under the Bank's operational footprint.

Reporting Year	Number of locations	Area covered, in sq. ft.
FY 2025-26	3,247	80 lakh
FY 2024-25	2,507	33 lakh

- Overall, it can be seen that the Energy Performance Index (EPI) of IGBC-certified buildings is approximately 18% lower than that of non-certified buildings.

- Most new branches and offices are evaluated for green building certification at the design stage. We prioritise the use of low-VOC (Volatile Organic Compounds) finishes, which are incorporated into our Bills of Quantity and tendering processes for new infrastructure development.

As part of our commitment to sustainable procurement practices, at select large locations, we procure and use Green Pro-certified materials such as cleaning products, recycled tissue papers, plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, and finishes. Replacing regular tissue paper with recycled tissue paper resulted in the Bank saving over 3,045 trees in FY 2025-26.

GHG EMISSIONS

We are a geographically diverse organisation with operations across multiple locations in the country and a few locations overseas. Therefore, enhancing the accuracy, consistency, and completeness of emissions data continues to be an important area of focus in our commitment to climate action. During the year, our efforts were directed toward strengthening GHG data management processes and evaluating technology-enabled solutions to further improve data quality, transparency and reporting reliability.

In FY 2025-26, total Scope 1 and Scope 2 emissions were recorded at 0.33 million tCO_2e, while Scope 3 emissions across five reported categories were 0.23 million tCO_2e. Scope 1 contributed 16.53%, Scope 2 accounted for 42.57%, and Scope 3 made up 40.90% of total emissions.



Total GHG Emissions (million tCO_2e)

	Scope 1	Scope 2	Scope 3
FY26	0.09	0.24	0.23
FY25	0.08	0.28	0.23
FY24	0.09	0.50	0.06



Total Emissions (0.55 million tCO_2e)

40.90% — Scope 3
16.53% — Scope 1
42.57% — Scope 2

Scope 1: Direct Emissions

Scope 1 emissions represent direct emissions from sources owned or controlled by the Bank, including fuel consumption in company-owned vehicles, diesel generator sets, and fugitive emissions from refrigerants and fire suppression equipment. These emissions are calculated using a mix of internal operational data and internationally recognised methodologies.

For computing emissions from company-owned vehicles and Diesel Generator (DG) sets, emission factors from the Intergovernmental Panel on Climate Change (IPCC) 2006 Guidelines have been applied to fuel consumption data obtained from the Bank's financial management system.



ENVIRONMENT

Fugitive emissions from fire extinguishers are determined using operational asset data along with publicly available leakage factors from USEPA guidance, and Global Warming Potential (GWP) values sourced from the IPCC Sixth Assessment Report (AR6).

For air conditioners (ACs), the operational boundary is defined based on the Bank's assets. Emissions are estimated using Refrigerant gas type, Indian refrigerant usage trends, average refrigerant capacities provided by vendors, leakage assumptions from the Council on Energy, Environment and Water (CEEW), and GWP values from the IPCC AR6.



Scope 1 Emissions (million tCO$_2$e)

FY26	0.016	0.03	0.032	0.014
FY25	0.026	0.017	0.033	0.002
FY24	0.02	0.016	0.045	0.003

- Diesel consumption in DG sets
- Company owned vehicles
- HVAC
- Fire Extinguisher



Total Emissions (tCO$_2$e)

15.23% 17.15%

- Diesel consumption in DG sets
- Company owned vehicles
- HVAC
- Fire Extinguisher

34.55% 33.07%

Our Scope 1 emissions increased from 0.08 million tCO$_2$e in FY 2024-25 to 0.09 million tCO$_2$e in FY 2025-26. The increase in emissions during the reporting period was primarily attributed to the expansion of company-owned vehicle fleet and enhancing

the coverage of fire extinguishers installed in the Bank's operational boundary. The number of EVs within the fleet has also increased in FY 2025-26, potentially avoiding about 12.55 tCO$_2$e of emissions. For the Bank's fire extinguishers and fire suppression systems, the Bank has adopted a phased approach to replace high Global Warming Potential (GWP) fire suppression systems with lower-GWP fluoroketone-based alternatives, supporting its commitment to reducing the environmental impact of its fire safety infrastructure.

Scope 2 (Indirect GHG Emissions from Purchased Electricity)

Scope 2 emissions capture indirect emissions from purchased electricity across operational locations and co-located data centers. In FY 2025-26, improvements were made in data accuracy through the use of actual consumption data, supplemented by spend-based estimation where required. Emissions are reported using both location-based and market-based approaches, in line with the GHG Protocol.

In the **location-based approach,** the emission factor is determined using the average grid emission factor provided in Version 21 of the Central Electricity Authority's (CEA) CO$_2$ Database. Under this approach, all grid electricity consumption is calculated using a uniform grid emission factor, regardless of any renewable energy purchases. Scope 2 emissions for FY 2025-26, as per the location based approach is 0.30 million tCO$_2$e.

In the **market-based approach,** impact from consumption of renewable energy in the Bank's boundary is also considered while determining the emission factor to be used. In this approach, the green energy component is deducted from total electricity consumption, while the residual grid electricity consumption is calculated using the applicable grid emission factor from CEA Version 21. YoY data on market based scope 2 emissions is available in the graph below.

We continue to implement targeted measures to reduce our Scope 2 emissions through focused interventions at our facilities.



Scope 2 Emissions (million tCO$_2$e)

FY26	0.24
FY25	0.28
FY24	0.50

(market-based)

In FY 2025-26, Scope 2 emissions decreased by 0.05 million tCO_2e compared to FY 2024-25. This decrease in the Bank's Scope 2 emissions is a result of the increase in the share of renewable energy in our energy mix. As Scope 2 emissions represent the largest share of our operational emissions, we have prioritised measurement of electricity consumption data collection across all locations. Better data capture and management initiatives have helped streamline data gathering and reporting. While the Bank focuses on procurement of energy efficient ACs, as part of a phased strategy to reduce our energy demand, we plan to focus on high-consumption sites, with gradual expansion to other categories of locations.

Scope 3 (Other Indirect Emissions)

Scope 3 emissions refer to indirect greenhouse gas emissions occurring across the Bank's value chain, which are not covered under Scope 1 or Scope 2. For FY 2025-26, Scope 3 reporting includes Categories 3, 5, 6, 7, and 8, covering emissions related to fuel- and energy-related activities not included in Scope 1 and Scope 2 (including diesel and petrol consumption in company-owned vehicles, DG sets, and non-renewable electricity accounting for transmission and distribution (T&D losses), waste generation (paper and e-waste), employee business travel (air, cab, and rail), employee commute, and purchased electricity in other facilities). We are progressively strengthening the scope and accuracy of Scope 3 reporting through the adoption of standardised methodologies and enhanced category coverage. Building on the pilot conducted in FY 2023-24, we have continued reporting financed emissions for select portfolio segments, while working towards improving both the coverage and quality of financed emissions data in coming years. Scope 3 emissions reporting covers the following categories:

Category 3 - Fuel and energy-related activities

Emissions were estimated using activity data and corresponding emission factors. For fuel-related emissions (Well-to-Tank), the quantities of diesel and petrol consumed in company-owned vehicles, as well as diesel used in DG generators, were considered. Upstream emission factors were sourced from the latest DEFRA 2025 database to account for upstream emissions from extraction, refining, and transportation. For electricity transmission and distribution (T&D) losses, consumption data for non-renewable electricity was obtained from internal electricity sheets. Applicable T&D

loss percentages and emission factors were derived from CEA 2025 and All India Electricity Statistics 2025. Renewable electricity procured through eligible renewable mechanisms, where applicable, was excluded from the T&D loss calculation.

Category 5 - Waste generated in operations

Emissions for e-waste, battery waste, and paper are estimated using emission factors for applicable waste treatment and disposal pathways including recycling and authorised disposal, using emission factors sourced from USEPA 2025. For the computation of waste quantities, refer notes given under BRSR Principle 6, Essential Indicators: Question 9.

Category 6 - Business travel

Emissions from cab hire are estimated based on distance travelled, derived from expense records. Air and rail travel distances are derived from travel records in the financial system, supplemented with public distance sources. If the distance derived is domestic, emission factors from the India GHG Programme have been applied. For international travel, emission factors from DEFRA 2025 based on applicable cabin class have been used and Radiative Forcing (RF) multiplier was applied.

Category 7 - Employee Commute

The distance travelled by the Bank's employees on daily basis to travel to work was computed basis the results from a Commute Survey carried out by the Bank, during the year. Annual commute distance per employee was calculated based on the survey and mode-specific emission factors from the India GHG Programme for ICE vehicles. For electric vehicles, emissions were calculated using data from the study titled "Electrical Consumption of Two-, Three-, and Four-Wheel Light-Duty Electric Vehicles in India. Emissions were averaged by RBI classification and scaled up to reflect the total commute emissions of the entire bank.

Category 8 - Upstream Leased Assets (Electricity consumption at ATMs with no operational control)

Electricity consumption at these locations has been derived using internally derived benchmarks (i.e. Geo-climatic averages of kWh consumption from other offsite ATMs). For financed emissions estimation methodology, please refer to the section titled Climate-related Disclosures.



ENVIRONMENT



Category-wise Scope 3 Emissions
(million tCO₂e)

Scope 3 Category 3: Fuel and Energy (not in Scope 1 or 2) — FY26: 0.074, FY25: 0.067

Scope 3 Category 5: Waste generated in operations — FY26: 0.005, FY25: 0.004, FY24: 0.004

Scope 3 Category 6: Business Travel — FY26: 0.020, FY25: 0.016, FY24: 0.014

Scope 3 Category 7: Employee Commute — FY26: 0.107, FY25: 0.120

Scope 3 Category 8: Upstream leased assets — FY26: 0.021, FY25: 0.024, FY24: 0.044

■ FY26　■ FY25　■ FY24

Emissions

Emissions Scope	Emission Source	Emissions (tCO2e)		
		FY 2025-26	FY 2024-25	FY 2023-24
Scope 1	Diesel consumption in DG sets	15,751.13	16,659.50	16,166.86
	Company-owned vehicles	30,377.16	25,988.69	20,145.60
	HVAC	31,733.96	33,392.89	44,612.10
	Fire Extinguisher	13,987.25	1,958.42	3,255.93
Total Scope 1 Emissions		**91,849.51**	**77,999.50**	**84,180.48**
Total Scope 2 Emissions (market-based)	Purchased Electricity	**236,495.41**	**284,877.91**	**501,899.03**
Category 3: Fuel and Energy-related activities (not in Scope 1 or 2)	Diesel Car	1,212.70	1,290.85	NA
	Diesel DG	3,660.26	3,871.34	NA
	Petrol Car	6,477.47	5,256.77	NA
	Non-Renewable Electricity (T&D Losses)	62,471.31	57,029.17	NA
Category 5: Waste generated in operations	E-Waste	3.13	0.70	0.02
	Paper Waste	5,306.43	3,998.04	4,286.76
Category 6: Business Travel	Cab hire	12,790.78	8,771.94	7,190.25
	Air travel	6,843.58	6,930.94	7,235.78
	Rail travel	18.90	6.00	0.75
Category 7: Employee Commute	Travel by different modes of transportation	107,460.06	119,512.77	NA
Category 8: Upstream leased assets	Purchased electricity in other facilities	20,964.36	23,641.52	44,232.16
Total Scope 3 Emissions		**227,208.97**	**230,310.04**	**62,945.73**
Total GHG Emissions		**555,553.89**	**593,187.45**	**649,025.24**

Scope 1+2 Emission Intensity	FY 2025-26	FY 2024-25	FY 2023-24
(tCO_2e/INR Cr Revenue from operations)	0.89	1.05	1.91
(tCO_2e/FTE)	1.55	1.69	2.74

Ozone-Depleting Substances

ODS emissions reported under GRI 305-6 relate to fugitive emissions from legacy air-conditioning equipment containing R-22 (HCFC-22), which remains in use in a limited number of older assets in the Bank. In line with the Government of India's HCFC Phase-out Management Plan and guidance from the Ministry of Environment, Forest and Climate Change (MoEFCC), the Bank is progressively replacing R-22-based equipment with non-ODS alternatives. ODS emissions were estimated based on refrigerant leakage from existing R-22 systems during the reporting period. The quantity of leaked R-22 was converted to CFC-11 equivalent using an Ozone Depletion Potential (ODP) factor of 0.055 (UNEP,2003). Based on this methodology, total ODS emissions for the reporting period were calculated at 0.16 tonnes CFC-11 equivalent.

Non-GHG Air Emissions

The Bank's operations do not involve significant direct air emissions. Nevertheless, aligning with the disclosure requirements, the Bank has estimated and reported emissions of nitrogen oxides (NO_x), sulphur oxides (SO_x), and particulate matter (PM) arising from diesel consumption in DG sets within its operational boundary.

Pollutant	FY 2025-26 (Metric Tonnes)	FY 2024-25 (Metric Tonnes)
NO_x	291.44	308.25
SO_x	23.00	24.32
Particulate Matter	9.11	9.63

Emissions were calculated using actual diesel consumption data and emission factors published in the United States Environmental Protection Agency (USEPA) AP-42 Compilation of Air Pollutant Emission Factors. NO_x emissions were estimated using uncontrolled emission factors, assuming no emission control technologies for NO_x reduction, while SO_x emissions were calculated based on the sulphur content of high-speed diesel. The methodology uses standard net calorific values to convert fuel consumption into energy use and derive associated air pollutant emissions, ensuring consistency and transparency in reporting.





ENVIRONMENT

MEASURES TO REDUCE GHG EMISSIONS

We are committed to implementing systemic and impactful changes to reduce the GHG intensity from our operations. Our goal of achieving carbon neutrality for Scope 1 and Scope 2 emissions by FY 2031-32 continues to guide our efforts.

Following the merger with erstwhile HDFC Ltd., which significantly expanded operational boundaries, we undertook a comprehensive re-baselining exercise, setting FY 2023-24 as the new base year in line with GHG Protocol guidance.

Carbon Neutrality Pathway → Actions taken in FY 2025-26

We have set an ambitious target to achieve carbon neutrality for our Scope 1 and Scope 2 emissions by FY 2031-32, with FY 2023-24 as the baseline year. As our operational footprint continues to grow, we acknowledge the evolving complexities associated with meeting this carbon neutrality goal.

We are moving towards a more integrated approach to emissions management, ensuring that our expanding footprint is supported by stronger decarbonisation efforts and reinforced environmental governance across all levels of the Bank.

Despite the enlarged scope of our operations, we recorded a significant reduction of 9.52% in Scope 1 and Scope 2 GHG emissions in FY 2025-26 compared to the previous reporting period. This improvement was supported by climate-focused initiatives, a significant share of renewable electricity consumed in our operations, as well as enhanced accuracy and completeness in our data collection systems.

DEMAND SIDE

IGBC Certified Green Buildings

3,247
IGBC-CERTIFIED BRANCHES AND OFFICES

~18%
IMPROVEMENT IN ENERGY PERFORMANCE INDEX

80 lakh sq.ft.
AREA COVERED

AC Procurement

Procurement
OF BEE 4 & 5 STAR RATED ACS

551.52 tCO$_2$e
POTENTIAL EMISSIONS AVOIDED

776.79 MWh
POTENTIAL UNITS SAVED

EV Fleet

EV Fleet
EXPANDED FROM FY25

~12.55 tCO$_2$e
POTENTIAL EMISSIONS AVOIDED

SUPPLY SIDE

Installed solar panels in our office buildings

754.39 kWp

CUMULATIVE SOLAR POWER GENERATION CAPACITY
COMMISSIONED*

25

PREMISES WITH ROOFTOP SOLAR PLANTS INSTALLED

516.94 tCO$_2$e

EMISSIONS AVOIDED

Transition of select premises to 100% Green Power

233

PREMISES

95,375.50 MWh

UNITS SAVED

67,716.60 tCO$_2$e

EMISSIONS AVOIDED

(*as of March 31, 2026)

Focus Areas for Future

Green Power at Premises
Scaling up the use of renewable energy as a cleaner power source for select office locations.

Procurement of Energy Efficient Equipment
Scaling up procurement of efficient air conditioners and DG sets for incremental energy saving and emission reduction.

Sustainable Sourcing
Sustainable Sourcing Guidelines are being put in place, to embed sustainable practices at the Bank.



ENVIRONMENT

While our environmental impact extends beyond direct operations, we try to address emissions across our value chain through initiatives such as digitalisation to reduce paper use, tree plantation programs, and adoption of energy-efficient technologies.

GHG EMISSION REDUCTION ACROSS THE BANK'S OPERATIONS AND VALUE CHAIN

Initiative	Outcome/Impact
Tree Plantation Program	Over 95 lakh trees planted to date with 15 lakh trees planted in FY 2025-26, contributing to GHG emissions reduction and enhancing social and relationship capital.
Procurement of Green Tissue Papers	We procure and use Green Pro-certified materials such as cleaning products, recycled tissue papers, plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, and finishes. Replacing regular tissue paper with recycled tissue paper resulted in the Bank saving over 3,045 trees in FY 2025-26.
Procurement of Recycled Paper in Stationary	In FY 2025-26, the Bank procured a total of about 861 metric tonnes of recycled stationery paper, constituting about 34% of our total paper procurement. Recycled paper is a key input material for banking services. In FY 2025-26, recycled paper procurement avoided 189.33 tCO_2e in upstream emissions, nearly 60% increase from about 118 tCO_2e in FY 2024-25.
Digital-First Engagement	The Bank adopted digital modes of communication across customer outreach, branch launches, awareness campaigns, webinars, and stakeholder engagement activities. More than 14,200 digital activations, 256 branch launch campaigns, and over 200,000 regional engagement initiatives were conducted using e-greetings, digital invitations, emailers, and online communication platforms in place of printed greeting cards, leaflets, banners, standees, and physical invites. This transition is estimated to have avoided the use of approximately 13.9 million square feet of printed material.



WASTE MANAGEMENT

Effective waste management is a key component of our broader environmental sustainability strategy. Our approach emphasises reducing waste generation, encouraging responsible disposal, and ensuring proper segregation, handling, and recycling across all waste streams.

We have established internal Standard Operating Procedures (SOPs) for systematic monitoring, reporting, and management of both generated and avoided waste. These SOPs clearly define roles and responsibilities across functions, strengthening governance, accountability, and efforts toward minimising waste while increasing recycling rates.

S. No.	Category of Waste	Waste Generated (tonnes)	Waste Recycled (tonnes)	Waste Diverted to Disposal (tonnes)
1	Plastic waste	53.80	6.63	47.16
2	E-waste	102.96	96.97	5.99
3	Battery waste	39.14	39.14	0.00
4	Hazardous waste (DG Oil)	130.66	2.32	128.35
5	Other Non-hazardous waste generated	213.49	43.10	170.39
6	Paper waste (Other Non-hazardous waste)	3,537.01	124.66	3,412.36
	Total	**4,077.06**	**312.82**	**3,764.24**

Note: We manage multiple categories of non-hazardous waste, including e-waste, battery waste, paper waste, plastic waste, food waste, and other materials. All dry waste is disposed through authorised vendors with a focus on recycling and compliance with environmental standards.

In FY 2025-26, approximately 312.82 tonnes of waste was diverted from disposal through recycling initiatives, with a total waste intensity of 0.011 tonnes per INR crore of revenue.

We continue to expand waste tracking systems and strengthen partnerships with recycling vendors to enhance coverage and efficiency across more locations in the coming years. We have developed partnerships with authorised recycling vendors across various categories to ensure safe, compliant, and responsible processing of waste.

Going forward, we are actively strengthening and expanding our internal waste tracking programme. Through structured consultations and ongoing collaboration with vendors, we aim to progressively extend waste monitoring across an increasing number of facilities in the coming years. Additionally, at certain locations, waste materials, including those classified as hazardous, are collected and disposed of through approved and authorised vendors in compliance with applicable environmental regulations.

The Bank will strive to reduce the use of all forms of single-use plastic in its offices, branches as well as in its promotional, marketing and outreach events. The Bank will follow effective waste management practices and commits to reducing the amount of waste going to the landfill.





ENVIRONMENT





WATER MANAGEMENT

Given the nature of our operations, water consumption is primarily limited to domestic and drinking purposes. Water is sourced from municipal supply systems or external vendors at most facilities. Water usage is monitored actively across our locations. As part of this effort, water meters have been installed at select larger facilities, to improve data accuracy and coverage. In parallel, we are implementing water conservation technologies and practices. At IGBC-certified premises, low-flow fixtures and sensor-based systems have been installed, resulting in estimated savings of 27–30% compared to standard benchmarks. Total estimated water consumption for FY 2025-26 stands at approximately 519,272.97 kilolitres. Our water consumption FY 2025-26 reduced by 0.24% from that in FY 2024-25. The Bank also employs rain water harvesting in all upcoming bank owned premises wherever feasible.

Wastewater generated at our facilities is primarily domestic in nature and is either discharged into municipal systems or treated through facility-level infrastructure in compliance with applicable regulations, with the Bank committed to installing Sewage Treatment Plants wherever feasible to ensure responsible sewage disposal in line with municipal norms.



Water Intensity
(Water Consumption (kl)/ Revenue from Operations (INR Cr))

FY26	1.40
FY25	1.50
FY24	1.57

CLIMATE RISK TRANSPARENCY AND REPORTING

HDFC Bank recognises the increasing risks associated with climate change, particularly in a country like India that remains highly exposed to climate impacts. We have taken steps to incorporate climate considerations into its governance structures, risk management systems, and strategic operations. The rise in extreme weather events and the broader economic and social effects of uncontrolled global warming pose risks to economies, businesses, and communities. The Bank reports in line with the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), providing details on governance, strategy, risk management, and metrics related to climate risks and opportunities.

Our focus is on managing the Bank's own operational environment footprint and strengthening resource efficiency. Key priorities include progress toward the Bank's carbon neutrality pathway, increased adoption of renewable energy across operations, resource efficiency in premises and operations, and taking on environment friendly initiatives.

Governance

The CSR and ESG Committee of the Board oversees climate-related matters of the Bank. The Committee reviews the Bank's ESG roadmap, climate targets, and disclosures. The Committee also monitors our ESG strategy, climate initiatives, ESG Policy Framework, and environmental policies based on inputs from the management-level ESG Apex Council, which coordinates actions across the ESG Working Groups. It also reviews ESG disclosures and tracks performance on material issues. The Environmental Working Group focuses on managing the Bank's operational environmental footprint while increasing its focus on resource efficiency across operations mainly in areas of emissions, energy, water and waste. Key priorities include progress toward achieving of environmental goals, approving operational level policies and frameworks and implementing initiatives to improve resource efficiency at the Bank's premises. The Product Responsibility Working Group monitors the ESG Risk management framework, Bank's portfolio in terms of financed emissions, identifies opportunities in the areas of green, sustainable and climate finance at the Bank.

A dedicated ESG function works with internal and external stakeholders to drive the ESG agenda, including the management and reporting of climate metrics. The function is overseen by the Bank's Deputy Managing Director.

ESG & climate change risk related evaluation happens within our credit assessment process through an internal ESG Risk Management Framework. This framework integrates environmental, social, and governance considerations into credit risk assessment.

The framework stipulates mandatory ESG Risk assessment in certain Credit Appetite Memorandums (CAMs) where aggregate credit appetite exceeds certain thresholds.

Policy / Framework	Purpose in Climate Risk Governance	Responsible Committees / Bodies
ESG Policy Framework	Guides ESG and climate initiatives across operations, procurement, workforce, and governance.	CSR & ESG Committee, ESG Apex Council
Environmental Policy	Serves as a framework to implement a range of internal actions, such as reducing energy consumption, purchasing renewable electricity, reducing overall emissions and exploring the use of carbon credits	CSR & ESG Committee, ESG Apex Council & Working Groups
Environmental, Social & Governance Risk Management (ESGRM) Framework	Integrates ESG and climate change assessment in loans above a defined threshold.	ESG Apex Council & Working Groups
Sustainable Financing Framework	Enables green/social/sustainability bond issuances; aligned with ICMA principles; helps identify new opportunities in green/ climate finance.	CSR & ESG Committee, ESG Apex Council

Training and Capacity Building on ESG and Climate Risk

The Bank aims to build an understanding of climate change across the organisation by equipping employees with role-specific knowledge and skills. The Bank has incorporated e-learning modules on ESG Risk Management and concepts linked to climate change and greenhouse gas emissions to develop a consistent understanding of climate risks and opportunities across employees. These efforts support employee participation in sustainability goals and improve resilience to climate-related challenges.

Strategy

The Bank seeks to manage risks and identify opportunities associated with the shift to a low-carbon economy. We continue to build capabilities to address climate risks and meet regulatory and other stakeholder expectations.

The Bank classifies climate risks into physical and transition risks.

Physical risks include acute events such as cyclones and floods that may damage assets and disrupt operations, as well as chronic changes such as rising sea levels and long-term temperature shifts that may affect asset value and economic stability. For retail portfolio, the bank has developed a framework to assess portfolio at risk based on geographic location of the exposure and the associated natural catastrophe severity scores for that geography. Given the current constraints in data, the framework is getting refined and evolving towards stability.

Transition risks include regulatory changes, shifts in demand, compliance issues, technological developments, and reputational considerations linked to decarbonisation. The Bank is in the process of evaluating appropriate methodology and frameworks which could be used to assess climate transition risk for the wholesale borrowers.



ENVIRONMENT

Risk	Type of risk	Description
Current regulation	Transition risk	Banks operate within a strict regulatory framework in India, and the Bank incorporates all applicable requirements into its risk planning and assessment processes. It also reflects current regulations in its credit evaluation, particularly through the ESG and Climate Change assessment framework applied under the ESG Risk Management Framework for wholesale corporate borrowers.
Emerging regulation	Transition risk	Transition risk may affect the Bank's credit portfolio as climate policies, technology, and market preferences evolve toward a lower-carbon economy. Regulatory changes could increase default risk in sectors such as coal, thermal power, and parts of infrastructure. The ESG Risk Management assessment for applicable CAMs covers these risks. covering borrower transition and mitigation plans.
Technology	Transition risk	The Bank's operations rely on digital systems and information security standards. It does not expect technology to materially increase climate risk. It uses technology to support low-carbon digital banking products and improve service delivery.
Legal	Transition risk	For large loans, the Bank checks whether projects comply with environmental regulations. Failure to comply may lead to disputes, which could affect the borrower's ability to service the loan. This risk applies to the borrower rather than the Bank. The Bank does not identify other scenarios where it would face direct liability from climate-related legal claims.
Market	Transition risk	Market dynamics may influence pricing and demand for products such as green loans, bonds, and low-carbon services. Changes in consumer preferences may affect certain sectors. The Bank monitors these trends and considers their impact on its portfolio.
Reputation	Transition risk	Customer and community perception remains a significant risk factor. The Bank conducts surveys and structured engagement to build awareness of climate risks and responses. Investors, including sovereign funds and pension funds, assess ESG performance when evaluating long-term growth. The Bank integrates environmental practices into its operations and reports ESG-related metrics in its annual disclosures, including externally assured data on emissions and carbon footprint.
Acute physical	Physical risk	Events such as floods, cyclones, and water stress may affect credit quality by damaging assets, disrupting operations, and reducing collateral value. These risks arise when climate events damage property or infrastructure linked to financed assets. Climate-related risks may also result in disruption of business operations, technology and staff availability. Bank has a well-defined Business Continuity Management and Crisis Management program to address these risks and ensure continuity of critical services.
Chronic physical	Physical risk	Long-term climate changes, such as rising temperatures beyond 1.5°C, may alter weather patterns and sea levels, affecting economic activity and asset values. These changes could shorten asset life or require early replacement. The Bank treats climate risk as a long-term issue and plans to adopt methodologies, in line with regulatory guidance, to assess exposures under different climate scenarios.

Opportunity	Description	Timeframe
Green services	Demand for low-emission products and services is expected to increase over time. The Bank has introduced measures such as the use of recycled paper and expanded renewable energy adoption, including rooftop solar installations at 25 locations and green power procurement at 233 locations to meet electricity needs.	Medium
Lowering carbon emissions	The Bank is improving resource and energy efficiency in its operations to reduce emissions and manage costs. It has implemented measures such as increasing EVs in its company car fleet avoiding about 12.55 tCO_2e and focused procurement of BEE star rated ACs potentially avoiding 551.52 tCO_2e.	Short
Greening of portfolio	The Bank continues to enhance its sustainable finance portfolio. In FY 2025-26, it disbursed green and social loans amounting to about 8 lakh crore. This represents about 28% of total financing classified under sustainable finance.	Medium

Building a Climate-resilient Strategy

The Bank aims to integrate climate considerations into financial planning to strengthen resilience. This includes analysing how climate change may affect lending practices, customer segments, and operating costs. We view climate change as both a risk and an opportunity and plan to assess the impact of physical and transition risks in line with regulatory requirements over the near to medium term. Our strategy focuses on three areas: reducing operational emissions, managing climate risks including financed emissions, and supporting the transition to a low-carbon economy.

Decarbonising our Operations: Reducing operational emissions remains a priority, with a focus on minimising carbon footprint and implementing the Scope 1 and 2 carbon neutrality plan.

In its efforts to decarbonise its operational footprint, the Bank invests in energy efficient procurement, measures to reduce energy demand and enhance the use of clean energy in its operations.

Managing Climate Risks and our Financed Emissions: In managing climate risks and financed emissions, the Bank incorporates climate risk assessment into credit due diligence, for certain Credit Appetite Memorandums (CAMs) where aggregate credit appetite exceeds certain thresholds, in line with the ESG Risk Management Framework. It is working to refine methodologies to measure climate risks in lending operations and is developing an internal approach to track financed emissions.

The Bank intends to develop a formal transition plan to align its operations and financing activities with evolving climate expectations. The plan outlines key actions, dependencies, and resource requirements, including capital allocation and funding strategies.





RISK MANAGEMENT

Risk Identification

We treat risk identification as a continuous process, incorporating climate-related factors such as physical and transition risks within our lending portfolio. We continue to build our capability to identify these risks and assess their impact by considering sector, product, and geographic factors. We aim to link climate risks to broader sustainability categories and define relevant time horizons.

Scenario Analysis Studies on Operational Risks

Climate-related risks may result in disruption of business operations, technology and staff availability. The Bank conducts operational risk assessment through scenario analysis for plausible climate-related scenarios like natural calamities (earthquake, flood, and tsunami) for determining the Operational Value at Risk. The Bank also has a well-defined Business Continuity Management and Crisis Management program to address these risks and ensure continuity of critical services.

Climate Risk Management

Addressing challenges including adequate availability of climate-related data (including the frequency of climate events at good spatial resolution, and regional and global sector impacts), regional climate impact scenarios, and comprehensive climate risk assessment tools and methodologies remains crucial to progress on climate risk measurement. For retail portfolio, the bank has developed a framework to assess portfolio at risk based on geographic location of the exposure and the associated natural catastrophe severity scores for that geography. Given the current constraints in data, the framework is getting refined and evolving towards stability. The Bank intends to further strengthen the framework to include physical risk assessment through stress testing approach based on prospective Reserve Bank – Climate Risk Information System (RB-CRIS) repository. Further, during the monsoon season starting June, the Bank tracks the progress of monsoon using Indian Meteorological Department (IMD) rainfall deviation data and identifies vulnerable agriculture-related exposure in severity graded rainfall deficient geographies. For the wholesale borrowers, the Bank is in the process of evaluating appropriate methodology and frameworks which could be used to assess climate transition risk.

The Bank seeks to expand its role in sustainable finance in alignment with its Sustainable Finance Framework which supports project categories such as renewable energy, energy efficiency, clean transportation, climate change adaptation, green buildings and circular economy.

The Bank has set priorities, including lowering operational emissions and strengthening the ability to assess climate scenarios and risks. We are also working to track financed emissions and incorporate ESG factors more consistently into lending and investment decisions. Through these efforts, we aim to support sustainable growth by providing responsible financing options to customers and stakeholders involved in the transition to a low-carbon economy.

Metrics and Targets

The Bank targets carbon neutrality for Scope 1 and Scope 2 emissions by FY 2031-32. We are aligning our operations with internal benchmarks focused on energy efficiency and renewable energy use. Metrics on our energy consumption & intensity, absolute emissions and intensity have been presented in the earlier section of this chapter. We also support climate mitigation and adaptation by financing sectors such as renewable energy, energy efficiency, sustainable transport, and green buildings. Details of our green finance portfolio that comprises of renewable energy, EVs (Electric Vehicles) and Green Buildings are available in the ESG Strategy chapter of the IAR.

Measurement of Financed Emissions

Financed emissions represent greenhouse gas emissions linked to lending and investment activities and fall under Scope 3 Category 15 of the GHG Protocol. These emissions provide insight into the financial sector's role in climate impact and are important for capital allocation decisions.

Approach to Calculation

The Bank has begun measuring financed emissions across its lending portfolio in line with global practices. For the past two years, that we have been reporting on financed emissions, our focus has been on improving the methodology with better data coverage and quality. We have adopted the Partnership for Carbon Accounting Financials (PCAF) standards to measure and disclose financed emissions across asset classes and sectors.

Study Scope and Key Insights

In FY 2025-26, the Bank completed a detailed assessment of financed emissions in its loan book. The coverage of study was enhanced to INR 2.67 lakh crore of the loan book, reflecting a 40.89% increase in assessment boundary compared to the previous year. This encompasses business loans and project finance loans to 313 listed entities across 39 sectors, including hard to abate sectors, such as metals, mining, petroleum, automotive, and energy supply.

The associated emissions were estimated at 34.96 million tonnes of CO_2 equivalent. Most emissions data used in the analysis came from publicly disclosed and independently verified sources.

The Bank acknowledges the evolving nature of financed emissions accounting, including limitations related to data availability, coverage of certain asset classes, and the availability of India-specific emission factors. As methodologies and data quality continue to improve, the Bank intends to further strengthen its assessment approach, expand portfolio coverage, and enhance the integration of climate-related considerations into lending and risk assessment processes. Through these efforts, the Bank aims to support transition finance and contribute to the decarbonisation of the sectors it finances. The dataset achieved an average data quality score of 1.11 which underscores the credibility and robustness of the data set used.

The Bank acknowledges the evolving nature of financed emissions accounting, including limitations related to data availability, coverage of certain asset classes, and the availability of India-specific emission factors. As methodologies and data quality continue to improve, the Bank intends to further strengthen its assessment approach, expand portfolio coverage, and enhance the integration of climate-related considerations into lending and risk assessment processes. Through these efforts, the Bank aims to support transition finance and contribute to the decarbonisation of the sectors it finances.



CUSTOMER CENTRICITY

PUTTING CUSTOMERS AT THE CENTRE

Customer focus is the driving force at HDFC Bank. Customer needs and their financial habits are ever changing and even more so now with the advent of digital ecosystems. We firmly believe that a deep understanding of the consumer psyche is key to delivering true value and building a huge cohort of highly engaged and loyal customers.



SERVICE QUALITY INITIATIVES AND GRIEVANCE REDRESSAL

Customer Centricity is a key part of the culture at the Bank. Delivering exceptional customer experience is a prerequisite for enhanced customer loyalty and sustained growth for business. The Bank strives to achieve this by actively seeking and listening to customer feedback through one of the world's leading measurement frameworks on customer experience – the Net Promoter System. We aim to continuously measure, benchmark and improve our customer experience through this system. This involves regular cadence with senior management on key areas of improvement, defined action plans with adoption of best-in-industry practices and follow-up on improvements seen in customer experience.

Our Bank has ensured an enhanced focus on new age customer touchpoints such as NetBanking, MobileBanking, WhatsApp Banking and ChatBot EVA to ensure that they are designed based on a deep understanding of how customers are engaging with these channels and delivering on the security aspect to ensure a safe banking experience. Leveraging the latest technology, the Bank has enabled a seamless experience across traditional touchpoints such as branches, email care and PhoneBanking and state-of-the-art platforms like NetBanking, MobileBanking, WhatsApp Banking, the chatbot Eva and the Bank's social care handles.

Governance is often the key to ensuring consistency in employee efforts and employee behaviour across a large organisation like ours to deliver a consistently good customer experience and systemic improvements across products, channels and platforms. We regularly assess customer service performance and grievance redressal at various levels, including Branch Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. We have implemented robust methods to monitor and measure service quality levels across touchpoints including at product and process levels, through the efforts of the Quality Initiatives Group.



A unique Service Quality Index (SQI) has been developed to enable continuous improvement of initiatives to raise service standards. It measures the performance of key customer facing channels based on critical customer service parameters. The Service Quality team conducts regular reviews across various products, processes, and channels to drive and monitor continuous improvement based on the SQI.

One of the basic building blocks of providing acceptable level of customer service is to have an effective internal Grievance Redressal Mechanism/Framework. The Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, and Customer Compensation Policy, duly approved by the Bank's Board which outlines a framework for resolving customer grievances. These policies are accessible to customers through the Bank's website.

We have created multiple channels for customers to provide feedback and register grievances facilitating a transparent and accessible system. The Bank has also worked tirelessly towards digitalising service journeys to ensure a simpler, more convenient and faster way for customers to manage their service requirements with the Bank. We have driven adoption of these digital platforms as well as digital solutions consistently to enhance customer experience and will continue in our efforts to do so. As a leading Bank and a pioneer in providing digital solutions, we also make a concerted effort to create awareness amongst customers to avoid frauds through our Vigil Aunty initiative. We have also built stronger security measures in our digital offerings such as Kavach and Secure Lock. Keeping customer interest in focus, the Bank has also formulated a Board-approved Protection Policy which limits the liability of customers in case of unauthorised electronic banking transactions.

HDFC Bank is compliant with the RBI Internal Ombudsman Guidelines. At the apex level, as a part of the Internal Grievance Redressal Mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review customer grievances, which are partly/wholly rejected by the Bank before the final decision is communicated to the customer.

We are on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system – the Net Promoter System. This programme helps relevant employees to understand customers' concerns, enhance their experience and improve products and processes. Branded as 'Infinite Smiles,' the programme helps establish behaviours and practices that result in customer-centric actions through continuous improvement in products, services, processes, and policies.

Our Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and Grievance Redressal Mechanisms, we aim to build highly engaged and lasting relationships.

BUILDING A CUSTOMER-CENTRIC CULTURE USING NET PROMOTER SYSTEM (NPS) - 'INFINITE SMILES'

We, at the Bank, believe that delivering an outstanding customer experience is a strong differentiator and is key to a sustained competitive advantage. The primary aim of the Infinite Smiles programme is to establish employee behaviour and practices which lead to customer-centric actions and continuous improvements.

Initiated in March 2020, the 'Infinite Smiles' programme, has led to a steady improvement of our NPS score over the years. In the Financial Year 2025-26, we continued to build on commitment to our customers by scaling the coverage of the Infinite Smiles programme. We introduced over 15 new episodes ensuring a much wider coverage. Over 100 actions were identified and tracked through regular cadence with key stakeholders and rigorous follow-ups. This has been the cornerstone of Infinite Smiles.

The programme now encompasses over 150 episodes. In the Financial Year 2025-26, we contacted around 9 crore customers securing feedback from approximately 24 lakh people.

Our 'Infinite Smiles' programme rests on three meticulously designed pillars – 'Listen', 'Learn' and 'Act' which enables us to embed customer feedback-led transformation as a discipline into our systems, challenge what is considered as the standard and offer a customer experience that places us amongst the best service brands.



CUSTOMER CENTRICITY

This well-defined system builds on the score and requires every level of the organisation to be consistently focussed on the quality of customer and employee relationships. To foster individual learning and inspire front-line employees to do right by customers, we have created an advocacy structure that ensures the following:

1. **Sustained leadership commitment**
   Embraced the goal of creating more promoters and fewer detractors as a mission to building a more robust Service First culture.

2. **Building greater focus on understanding customer needs**
   Operationalising customer empathy through detractor engagement: Front-line employees hear positive and constructive feedback directly from customers enabling them to support actions that improve customer experience.

3. **Robust operational and analytical infrastructure**
   Customer Experience Transformation team leads the effort and is responsible for maintaining rigour. It rallies across departments to drive the mission of serving customers and bringing the voice of the customer into decision-making.

4. **Reliable and trusted metric**
   We use NPS branded as Smile Score - a simple and easy to understand metric which is reliable and valued. We have now embedded the score and customer feedback as an outside-in perspective for measuring process efficiency.

Infinite Smiles programme is a practical framework to grow by enriching the lives of our customers and employees. It is the business equivalent of a golden rule: Treat others as you would want to be treated.

Guided by our aspiration to move from score to systems, we have been working to institutionalise the process for addressing customer issues that transcend beyond measurement and create a culture of customer-centricity and agility.

We would not only like to anticipate and react to changing customer expectations but also like to provide a proposition to our customers that makes us more attractive than alternatives.

Transforming Score to Systems



Listen

FEEDBACK OF CUSTOMERS

24 lakh

CUSTOMERS' FEEDBACK CAPTURED ACROSS KEY CHANNELS, CRITICAL EPISODES AND KEY PRODUCT JOURNEYS



Learn

REVIEW AND FOLLOW UP TO BETTER UNDERSTAND

70
BU NPS SCORE*



Act

RESOLVE THE ISSUE IN THE NEAR AND LONG TERM

Over 1.2 lakh
HUDDLES CONDUCTED; MORE THAN 100 ACTIONS IDENTIFIED

*Bottom Up NPS score

DRIVING CUSTOMER-CENTRIC INITIATIVES THROUGH INNOVATION

The Bank's foundation is built on three pillars: technology, innovation and providing excellent customer experience. This philosophy has guided the Bank's marketing journey over nearly three decades in driving key campaigns that focus on consumer awareness and education, offering innovative and tech-first products and continually enhancing customer experience.

KEY HIGHLIGHTS FY2025-26

#FINANCIALLYEVERAFTER: FROM PERSONAL FINANCE TO COUPLE FINANCE - MAKING MONEY A SHARED CONVERSATION

Financially Ever After was built on a simple but powerful insight: While couples openly discuss emotions, aspirations, and life plans, conversations around money are often avoided, making finances a common source of stress in relationships.

Launched on February 14, 2025 (Valentine's Day) and continued this year, the campaign set out to normalise money conversations among couples, encourage healthier financial habits, and position HDFC Bank as a trusted partner in making better money choices. Over time, it has helped the brand create strong contextual relevance around the occasion through meaningful and financially empowering content.

At the core of the campaign was the Financially Ever After Quiz—an interactive tool that enabled couples to explore their financial compatibility in a light and engaging format. Participants received both individual and couple reports, offering an easy and practical starting point for conversations around money. The campaign was amplified through a month-long digital and social media push.

Financially Ever After successfully transformed a traditionally avoided topic into an opportunity for connection—reinforcing HDFC Bank's role in enabling smarter financial choices at every stage of life.


HDFC BANK
Her:
I'm saving
for a home
Him:
I want to spend
on exploring a
new country
Are your financial
goals in sync?
Time for
a money talk
Take the
Financially
EverAfter
Quiz
#MoneyMadeEasy

Impact created

4+ crore
IMPRESSIONS

2+ crore
REACH

5+ lakh
PAGE VISITS

10,000+
QUIZ COMPLETIONS

KEY HIGHLIGHTS FY2025-26

PAYZAPP: REDEFINING SAFE EVERYDAY PAYMENTS WITH ZAPP ACCOUNT

The PayZapp Wallet (Zapp Account) was scaled through the campaign “Unimaginable Situations: One Simple Solution – Zapp Account”, an end-to-end AI-generated creative campaign.

Built on sharp customer insight, the campaign addressed a key concern in digital payments: While UPI usage is widespread, many customers remain wary because it is linked to their bank account, heightening concerns about fraud and unintended financial loss.

Zapp Account offers a safer, controlled alternative, enabling customers to make everyday payments while limiting direct exposure of their primary bank account. Positioned as a simple solution, it helps build customer confidence when making both low and high-value digital transactions.

What set this campaign apart was not just the proposition, but the execution. Leveraging end-to-end AI-led creative development and optimisation, the campaign delivered highly contextual, scalable, and efficient communication across formats and platforms. This initiative showcased the Bank’s robust product innovation as well as pioneering next-generation marketing capabilities.

The campaign was amplified through a robust mix of paid and owned media, and cinema integrations, along with employee advocacy, adoption, and repeat usage.

Impact at a Glance

40+ lakh

NEW USERS ONBOARDED (APRIL–SEPTEMBER 2025)

15%

GROWTH IN DAILY TRANSACTING USERS

61%

INCREASE IN WALLET CUSTOMERS

125%

SURGE IN TRANSACTIONS

200%+

RISE IN TRANSACTION VALUE


PAYZAPP
PAY YOUR WAY
One app for all payment choices
Pay with UPI
Tap & Pay
Shop
Pay with Cards & Zapp Account
Scan any QR
Pay Bills
HDFC BANK

KEY FY2025-26 HIGHLIGHTS

INTRODUCED Biz+ ACCOUNTS: A SIMPLER, FOCUSSED CURRENT ACCOUNT PROPOSITION

In April 2025, HDFC Bank redefined its Current Account proposition with four new Biz+ Current Accounts, each mapped to a clear stage of business growth. This addressed two key challenges in the earlier process —lower contribution per account and difficulty for relationship managers (RMs) in pitching the right variant, which impacted long-term customer value. The new proposition positioned the account as more than just a current account—it became the entry point to the Bank's wider business banking ecosystem, built around the thought "Aapke business ki Kaamyaabi ki Chaabi".

The launch was driven through a strong internal rollout across central, regional levels, and supported externally through Public Relations, website visibility and market outreach. This was later scaled through cohort-led communication across nine business segments, resulting in 45 distinct communication sets being rolled out across formats, and backed by sales toolkits for branches. The impact was strong: More than 6 lakh Biz+ accounts were opened in FY 2025-26; the share of higher-value variants improved from 37 per cent to 56 per cent; average ticket size increased from ₹ 2.6 lakh to ₹ 3.3 lakh and 80 per cent of account openings came through RM-assisted digital journeys.





DIGITAL CUSTOMER EXPERIENCE

ACCELERATING FRICTIONLESS, INTUITIVE AND INCLUSIVE BANKING

HDFC Bank continues to accelerate its transformation into a **digital first, experience led Bank**, reflecting the changing expectations of Indian consumers, enterprises, and regulators.



With approximately 90 per cent of transactions now taking place digitally and rapid adoption of mobile led banking across metros, semi urban and rural markets, HDFC Bank's digital customer experience agenda is anchored on five principles:

FRICTIONLESS DIGITAL JOURNEYS

End-to-end paperless onboarding, service and fulfilment.

OMNICHANNEL CONSISTENCY

Uniform customer experience across platforms including MobileBanking, NetBanking, and WhatsApp Banking covering banking services across channels.

CUSTOMER EMPOWERMENT

Real-time insights, in-app nudges, proactive alerts, and self-service journeys.

AI POWERED PERSONALISATION AND SERVICE

Leveraging Gen AI to resolve customer queries and improve resolution TAT.

SAFE, SECURE, TRUSTWORTHY DIGITAL BANKING

Zero fraud onboarding and servicing of customers while ensuring privacy-by-design.

Digital customer experience is tightly integrated with service quality, grievance redressal, technology modernisation, and business enablement— ensuring customer's digital experience is not only convenient but also secure, predictable and compliant.

DIGITAL CUSTOMER EXPERIENCE PROGRESS IN FY 2025-26

The Financial Year 2025–26 marked a pivotal year in HDFC Bank's digital transformation, with digital customer experience becoming a core driver of acquisition, engagement, operational efficiency and enterprise-wide modernisation. As customers increasingly seek intuitive, anytime-anywhere banking, HDFC Bank continued to reimagine experiences across products, channels and ecosystems.

The Bank accelerated adoption of fully digital and STP-led onboarding across liabilities, assets, cards, payments, SME banking, and servicing. The move towards **end-to-end digital products** is also expanding the reach amongst younger, mobile-first and ecosystem customers. The result is a digital environment that is simpler, faster, safer, and increasingly intelligent — aligned with the future of Indian banking.

Additionally, to promote the objectives of inclusion and accessibility of financial services to masses, HDFC Bank is leveraging its digital channels for serving the needs of:

Rural market customers

Simplified multilingual access via WhatsApp banking and assisted journeys.

Senior citizens

Kavach safeguards for digital fraud prevention.

Customers with special needs

Accessibility enhancements across channels for customers with special needs.

These shifts reinforced HDFC Bank's position as India's leading full stack digital service bank.

STRATEGIC PRIORITIES FY 2026-27

BANK WHERE THE CUSTOMER IS

By building a unified, cohesive digital ecosystem so that the customer always gets a standardised design and language experience across all digital touchpoints.

DELIVER HYPER-PERSONALISATION AT SCALE

By leveraging technology to deliver personalised banking to the customers across a bouquet of banking products.

CONVERSATIONAL AND AUTONOMOUS DIGITAL BANKING

Integrated on digital touchpoints like onboarding and servicing journeys, MobileBanking and NetBanking— not just limited to chatbots but multimodal interfaces for end-to-end transaction capability. Right from onboarding to servicing.

EMBEDDED FINANCE AND ECOSYSTEM EXPANSION

Championing Banking as a Service (BaaS)-led distribution across healthcare, logistics, education, agritech and e-commerce platforms. These are API-first journeys enabling partner-led onboarding, lending and payments supported by 100 per cent digital KYC, consent and verification capabilities.

ZERO-FRAUD ASPIRATIONS

Built on a pillar of security, trust, digital safety and supported by behavioural biometrics, contextual risk scoring and device intelligence.

BUILDING AN AI-NATIVE, PLATFORM-LED BANK FOR FUTURE

HDFC Bank is transitioning from a **digital bank** to a **platform-led, AI-native bank**:

- Zero paper, zero touch, zero fraud banking.
- Platformisation of lending, payments, trade, wealth and SME ecosystems.
- Digital operability across the entire lifecycle—from acquisition to servicing to portfolio management.
- Reinforcement of customer trust through security, transparency, and rigorous governance.

With digital customer experience as a cornerstone of strategy, HDFC Bank aims to deliver differentiated, inclusive, and secure banking to the next 10 crore customers—strengthening trust, deepening relationships, and driving sustainable growth.

In FY 2025-26, HDFC Bank made substantial strides in strengthening digital customer experience, delivering measurable improvements in speed, convenience, automation, and service quality. The coming year will further integrate AI, simplification, and platformisation to create a differentiated, inclusive, and resilient digital experience - making HDFC Bank a trusted, frictionless, and intelligent financial institution.

159



BUILDING THE BANK, DIFFERENTLY

BANKING WITH INTELLIGENCE AT SCALE

Generative Artificial Intelligence (GenAI) is emerging as a catalyst that will redefine banking. HDFC Bank has deliberately accelerated its technology transformation to lead this shift. Moving beyond mere experimentation, the Bank is approaching this opportunity with intent and conviction by embedding GenAI as a foundational capability through a centralised enterprise platform engineered for scale, resilience, and responsible innovation.



GenAI is paving the way for a new era of banking, where services move beyond simple transactions to become intelligent, proactive, and deeply personal. Today, customers expect banking that understands their context, provides real-time insights, and offers seamless experiences across all platforms. By leveraging GenAI, the Bank can meet these needs through intuitive conversational tools, highly personalised product suggestions, smart financial advice, and instant problem resolution.

Internally, GenAI is transforming how our employees work by supporting smarter decision-making and automating repetitive, complex tasks, leading to a significant boost in productivity. The Financial Year 2025–26 was a year of disciplined execution. The Bank worked with sharper priorities, faster release cycles, and a stronger focus on outcomes. This helped move GenAI from isolated use cases towards a more cohesive and efficient technology ecosystem.

A FIVE-PILLAR FRAMEWORK FOR AI @ SCALE

As AI adoption gathered pace, the Bank recognised the need for a more structured approach to build and scale GenAI capabilities. This approach needed to reflect how such systems are developed, deployed and used in real business situations.

While traditional frameworks focus mainly on system architecture, GenAI adds a new pillar of intelligence. It can influence behaviour, support real-time decision-making and help workflows adapt as needs change. To make this capability practical and scalable, the Bank adopted a framework that covers the full lifecycle of how intelligence is created, governed and applied.

The approach is guided by evolving "industry" practices in GenAI system design and has been adapted to suit the Bank's operating environment, scale and governance requirements.

The framework is built around five essential pillars:

Model Access and Control
Defining how large language models (LLMs) are accessed, governed and optimised.

Context and Knowledge Pillar
Enabling AI to work with enterprise data, documents and structured knowledge.

Workflow and Agent Pillar
Coordinating multi-step tasks through intelligent agents.

Application and Experience Pillar
Embedding AI into customer journeys, internal tools and business processes.

Governance and Monitoring Pillar
Ensuring activity remains visible, controlled and aligned with regulatory expectations.

These components work together as one connected system. Model capabilities are strengthened with enterprise context, used through defined workflows, delivered through applications and monitored through governance mechanisms on an ongoing basis. This way of organising development ensures that every use case adds value to the larger system. Capabilities can be reused, expanded and improved without rebuilding the basics each time. This makes scaling GenAI more practical, consistent and predictable.

A STRUCTURED APPROACH TO GenAI

GenAI is steadily expanding its role across service, operations and decision-making. Its real impact comes from consistent application, not isolated deployments.

To enable this, HDFC Bank has introduced structure into how GenAI capabilities are developed and scaled. Teams now operate with shared patterns, clearly defined controls and a practical path from idea to production.

This approach ensures that what is built can be reused across functions, with governance requirements embedded from the start. Over time, GenAI has evolved into a shared capability for the Bank. It now supports multiple use cases and provides a common foundation that can empower employees to build, improve and scale solutions responsibly.

NEEV: THE FOUNDATION FOR SCALABLE AI

As AI adoption grew, the need for a unified and scalable approach became clear. Decentralised efforts had begun to create duplication, inconsistent controls and slower delivery. The Bank responded by moving to a platform-led model establishing a shared foundation of reusable capabilities with centralised governance. This ensures solutions are developed in a structured, controlled manner and applied consistently across service, operations and decision-making.

Neev, the Bank's in-house enterprise AI platform, provides a single access point for all AI capabilities. It unifies model access, security and usage controls, simplifying development and enabling teams to move quickly from idea to production. Designed around reuse, integration and control, it standardises core components such as shared prompts and data services, improving development speed. Tools like Agent Builder and Playground allow for structured workflow design and safe experimentation.

Neev transforms how the Bank builds with GenAI by replacing fragmented deployments with a unified, compounding ecosystem. By enabling the reuse of models, workflows and data across diverse use cases, it ensures that each new capability strengthens the overall foundation. This platform-led approach allows the Bank to move rapidly from ideation to production while maintaining the rigorous controls and visibility required in a regulated environment.

Governance is embedded throughout, with comprehensive logging, automated controls and continuous monitoring ensuring transparency and compliance. This approach enables the Bank to scale AI with both speed and discipline, creating a foundation that becomes stronger with every new capability.





BUILDING THE BANK, DIFFERENTLY

ARCHITECTING THE NEEV PLATFORM

Experience Layer (UI for AI) ❶ Public Website | Loan Acquisition | Credit Card Acquisition | KYC Agent

Domain Agents ❷ Insurance Agent | Credit Card complaints, queries and requests (CQR) Agent | Fixed Deposit Agent | KYC Agent

Capability Layer ❸ Intelligent Document Retrieval System (IDRS) | Outbound Voice | Inbound Voice | Hello HDFC | Governance | Search | Knowledge Service | Playground | Agent & Tools Framework

Core Layer ❹ Guardrails | Prompt Hub | Evaluation & Back Testing | Unified APIs | Observability | Data Pipelines

Model & Infra Layer ❺ Speech to Text & Text to Speech Models | Embedding Models | LLMs / Open Source Models | Vector Databases | Graphics Processing Units (GPUs) | Inference Server

The Neev platform architecture reflects how GenAI capabilities are built, governed and scaled in practice. It is designed in layers, moving from model access and supporting infrastructure to business applications that can be used across real-world journeys.

A LAYERED ARCHITECTURE FOR ENTERPRISE-SCALE AI

Neev is architected in distinct layers, translating the Bank's GenAI framework into a robust, end-to-end operational system:

Experience Layer (Application & Experience)

Integrates advanced AI capabilities directly into practical customer and employee journeys, including onboarding, servicing, and lending.

Domain Agent Layer (Workflow & Agents)

Orchestrates specialised agents capable of managing complex, multi-step workflows across various banking systems.

Capability Layer (Context & Knowledge)

Delivers reusable services—such as knowledge retrieval, voice, and search—to enhance the relevance and quality of model outputs using enterprise data.

Core Layer (Governance & Monitoring)

Embeds critical guardrails, prompt management, and evaluation tools, ensuring models operate reliably within a governed data environment.

Model & Infrastructure Layer

Provides seamless access to diverse large language models (including open-source) and the essential compute and database resources required to power them.

Together, these layers show how Neev converts the Bank's GenAI framework into a working system.

RESPONSIBLE AI BY DESIGN

Responsible AI begins with trust. For HDFC Bank, this means building AI systems that are transparent in use, clear in ownership and accountable in outcomes. Responsible AI at the Bank is anchored in clear boundaries, defined ownership and continuous oversight. The focus is not only on what AI can enable, but also on how it is applied across customer, employee and business contexts. This ensures that AI-led solutions remain aligned with the Bank's standards of prudence, fairness, security and regulatory compliance. Decision-making accountability remains clearly defined. AI is used to support and enhance workflows, while human oversight is retained in areas that require judgement, responsibility and regulatory accountability. This ensures that AI adoption improves decision quality without weakening control. By combining innovation with discipline, HDFC Bank is able to scale AI responsibly. This ensures that new capabilities are not only effective, but also reliable, transparent and aligned with long-term customer, business and regulatory expectations.



EMBEDDING AI ACROSS THE BANK

With the platform in place, AI is being applied across the Bank in a more integrated way.



Customer Interaction
AI improves response accuracy, speed, and consistency across customer service channels.



Operations
AI streamlines workflows, reduces turnaround times and enables scalable high-volume processing.



Risk and Compliance
AI strengthens monitoring, transparency, and consistent regulatory-aligned decisioning.



Employee Productivity
AI reduces manual effort and helps teams make faster, higher-quality decisions.



BUILDING THE BANK, DIFFERENTLY



CUSTOMER INTERACTIONS — IMPROVING CONSISTENCY AND RESPONSIVENESS AT SCALE

- AI is strengthening the quality and responsiveness of customer service across high-volume interactions. It is helping systems understand customer intent more effectively, provide relevant responses and deliver a more consistent experience across channels.

- Progress is visible in customer query and servicing areas, where automation has improved response accuracy and reduced manual effort. This has helped enable faster resolution and a more consistent service experience, especially for frequently raised customer queries.

EMPLOYEE PRODUCTIVITY — SUPPORTING BETTER DECISIONS AND REDUCING EFFORT

- Within teams, AI is helping reduce manual effort and enabling employees to focus on higher-value activities. By supporting routine decision-making and simplifying complex workflows, it is improving productivity and consistency across functions.

- This is reflected in lending and servicing workflows, where automation reduces repetitive tasks while improving processing quality. AI-powered automated workflows also enable business and operations teams to work more directly with systems, improving speed and ensuring better alignment with business needs.



OPERATIONS — SIMPLIFYING WORKFLOWS AND IMPROVING ABILITY TO HANDLE HIGHER VOLUMES

- Across operations, AI is being used to streamline workflows and reduce dependency on manual processes. This enables more efficient execution and supports higher volumes without a proportional increase in effort.

- This is evident in credit and trade processing use cases. In credit workflows, straight-through processing has significantly reduced turnaround times, improving speed and operational efficiency. In trade processing, AI-assisted classification has improved consistency and strengthened the ability to handle higher volumes, making operations more scalable and predictable.



RISK AND COMPLIANCE — STRENGTHENING CONTROL AND TRANSPARENCY

- AI is also enhancing how control mechanisms operate across the Bank. Systems are becoming more transparent, with stronger visibility into decisions and improved monitoring of activities.

- Through centralised logging, audit trails and embedded guardrails, HDFC Bank is able to maintain consistent oversight across AI-driven processes. In areas such as MSME and credit workflows, data-driven decisioning has helped improve accuracy and consistency, while continuing to remain aligned with regulatory expectations.

These enhancements have played a critical role in demonstrating where AI delivers sustained value. By focusing on measurable outcomes, such as turnaround time, accuracy and throughput, HDFC Bank has established a clear understanding of how these capabilities can be scaled further.

What began as targeted implementations is now evolving into a broader operating model to reimagine and reengineer banking from grounds-up. As adoption deepens, the focus will remain on extending these capabilities consistently across the enterprise. Each improvement is aimed at strengthening efficiency, improving decision quality and enabling the next generation of banking experiences.

ZERO TOUCH SOLUTIONS



Retail Assets, Home Loan, Cards & Collections

- Maximise "First time right" customer journeys: digital KYC & document verification
- Instant decision-making for straight through processing (STP)

RISK & SECURITY



Credit intelligence, Transaction Monitoring (Cards & Liabilities), Risk

- Portfolio monitoring & early warning systems, role-based data access, security tokenization
- RM queries, mule monitoring, AML, transaction monitoring

EXPERIENCE ENHANCEMENT



Retail Assets & Liabilities, Payments, Search, Home Loan

- 'Search' embedded in digital properties for public, private & transaction data
- AI assist across channels to address complex customer queries
- AI sales assist
- AI driven across digital properties

DRIVING SCALED TRANSFORMATIONS ACROSS THE BANK

STREAMLINED OPERATIONS



Retail Liabilities, Branch Automation, CQR & Virtual Care

- Minimise / eliminate manual interventions
- Customer Queries & Requests (CQR): Turn complaints into Conversations

INTEGRATED TRADE & CLEARING, CORPORATE BANKING



Corporate Banking, Trade & Clearing

- Auto-verification of documents & summarisation
- Cheque verification to clearing lifecycle automation
- Corporate and individual profiling, CAMS

AI FOR TECH



Information Technology & Digital Banking

- Code-assist and optimisation
- Infra and cloud engineering efficiencies
- Requirements testing automation
- AI for Cybersecurity

165



BUILDING THE BANK, DIFFERENTLY

As AI drives how HDFC Bank is evolving, its impact is delivered through powerful digital platforms, anchored in resilient infrastructure and continuously evolving core systems.



Across the payments ecosystem, upgrades have enhanced the Bank's ability to support high transaction volumes while ensuring seamless, always-on experiences across channels, including UPI, cards and digital payments. Core platforms such as the Enterprise Payments Hub (EPH) continue to improve processing efficiency and resilience.

At the same time, ongoing efforts to simplify and strengthen core systems are delivering improved stability, faster processing and greater transparency across operations.

Investments in infrastructure, including enhancements to data centres and supporting systems, are improving performance, strengthening security and enabling more efficient, scalable operations.

Together, these initiatives ensure that the Bank's digital capabilities are supported by a strong, reliable and scalable foundation.





AGILE EXECUTION AT SCALE: THE FACTORY MODEL

To sustain high-velocity delivery, HDFC Bank has evolved its execution framework through a specialised Factory Construct. This model empowers engineering teams to develop deep domain expertise while fostering clear ownership and tighter coordination. By decoupling core systems, channels, data platforms, and workflows, the Bank can advance multiple workstreams in parallel—accelerating speed-to-market while preventing organisational fragmentation.

Each factory plays a distinct role in strengthening this delivery model:

BENGALURU FACTORY: DIGITAL CHANNELS AND MOBILITY

The Bengaluru Factory drives digital channels and user experience with Bank's Mobile and NetBanking platforms. It focuses on building modern interfaces, faster journeys and improved platform performance. The centre also plays an important role in creating a more unified customer experience across devices, while enabling continuous upgrades at scale.

MUMBAI FACTORY: CORE, CLOUD AND DATA ENGINEERING

The Mumbai Factory strengthens the Bank's core systems, enterprise architecture, cloud and data platforms. It supports core modernisation, cloud orchestration and data engineering, helping improve resilience, deployment speed and scalable integration across platforms.

GURUGRAM FACTORY: CUSTOMER EXPERIENCE AND GENAI ENGINEERING

The Gurugram Factory builds GenAI capabilities focusing on customer experience platforms and the engineering of GenAI components. It builds omni-channel capabilities, personalisation engines and reusable GenAI agents that power the NEEV platform.

GUWAHATI FACTORY: CAMPUS TO CORPORATE PROGRAM



Guwahati factory was inaugurated on February 23, 2026 by the honourable Chief Minister of Assam, Dr. Himanta Biswa Sarma in the presence of Mr. Kaizad Bharucha, Deputy Managing Director – HDFC Bank; Mr. Ramesh Lakshminarayan, Chief Information Officer, HDFC Bank; dignitaries from the Government of Assam, members from participating educational institutions, and HDFC Bank.

This year HDFC Bank established the Guwahati Tech and Digital Factory in partnership with the Government of Assam and academia to strengthen the Bank's distributed delivery model. The facility has been built as a bridge between academic learning and real-world technology delivery, with a focus on equipping young talent from the North-East with skills across digital, analytics and banking technology.

Beyond capability building, the facility enables local talent to pursue technology careers within the state, supports job creation and contributes to Assam's growing digital economy. During the year, more than 150 students completed specialised training and structured internships through this initiative. The facility was operationalised within a year of signing the MoU with the Government of Assam—reflecting disciplined execution and a long-term commitment to inclusive capability development.

Together, these distributed delivery capabilities are supported by focused investments in people and skills. The approach helps the Bank maintain alignment across teams while increasing execution speed and building technology capacity closer to emerging talent hubs.

BUILDING FUTURE-READY CAPABILITIES

True technological transformation is driven by the synergy between advanced systems and expert talent. HDFC Bank continues to invest in skills across engineering, data, AI, cloud, and cybersecurity. Development remains strongly anchored in-house, supported by partnerships with technology ecosystems, fintechs, start-ups and academia. Employees are increasingly working with AI-enabled tools that help reduce manual effort, improve productivity and support better decision-making. This allows teams to focus on higher-value work while strengthening the quality and speed of execution. This integration of talent and technology ensures that our workforce evolves in tandem with our platforms, strengthening our ability to deliver scalable, consistent, and controlled innovation.

LOOKING AHEAD

As GenAI continues to disrupt and redefine the banking and fintech landscape globally, HDFC Bank is building capabilities required to participate meaningfully in this shift and shape its own AI-led future. Its balance of innovation with governance, experimentation with scale, and agility with control positions the Bank well for the next phase of technology-led transformation.

A strong foundation is now in place. Core platform capabilities have been established, data is being used more effectively, and early use cases have been validated through Lighthouse Programmes. The next phase will focus on deeper integration, wider adoption and greater reuse across the enterprise. Each new capability will be built to support business enablement and strengthen the foundation already created. As this model matures, intelligence will flow more consistently across the organisation. It will support better decision-making, improve productivity and help deliver stronger customer outcomes.

The focus will remain clear: build with purpose, scale with discipline and strengthen capability at every step.

In parallel, the Bank is also exploring frontier technologies to assess how they may support long-term innovation and enhance future readiness.

With strong architectures in place, an evolving engineering model and platforms designed to support growth at scale, HDFC Bank is well positioned to enable its next phase of transformation.





TRANSFORMING THROUGH TALENT, TECHNOLOGY AND TRUST

The Financial Year 2025–26 unfolded against the backdrop of a world navigating economic uncertainty, geopolitical instability, rapid technological acceleration, and shifting workforce expectations. Amidst this dynamic and often unpredictable environment, the Bank remained anchored in its belief that our people are the most enduring source of strength.



As teams across the Bank faced heightened internal and external complexities our employees demonstrated remarkable resilience, adaptability and commitment.

In response, the Bank reaffirmed its commitment to building a workplace where every individual feels Accepted, Respected and experiences Empathy (A.R.E.). This is especially relevant in a year marked by rapid technology adoption and AI-led transformations.

Our focus on HR technology and digital innovation powers this evolution. By integrating Generative AI and digital-first systems, we are reimagining the employee journey through real-time, AI-powered support and streamlined self-service tools. From automating salary account opening and recognition modules to digitalising compensation and system-driven onboarding, our technological advancements are designed to enhance efficiency and empower our people at every stage.

Employee Wellness is an area of focus for the Bank especially considering our young workforce spread across the country. The Bank continued strengthening an environment of psychological safety where employees feel respected and confident enough to voice their perspectives.

While early progress is encouraging—with a well being quotient of 78 per cent reflecting growing trust and engagement—the Bank recognises that this is just the beginning of a longer journey.

FY 2025-26 ultimately became a year defined not by the challenges—but by how our people rose to meet them. Their resilience fuelled progress and their commitment led to transformation. Their well-being became our collective priority. And together, we strengthened the foundation for a more agile, inclusive and future-ready HDFC Bank.

As of March 31, 2026, the Bank's workforce stood at **2,11,178 employees**, bringing together capabilities across business, technology, operations, risk, governance, and customer service.

Categorisation	2025-26			2024-25			2023-24		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
By Employee Category									
Senior Management	237	25	262	222	25	247	178	21	199
Middle Management	9,011	1,400	10,411	7,959	1,200	9,159	6,940	1,053	7,993
Junior Management	31,487	6,221	37,708	28,666	5,499	34,165	25,902	4,813	30,715
Non Supervisory Staff	1,14,248	48,549	1,62,797	1,21,602	49,348	1,70,950	1,24,897	49,723	1,74,620
Total	**1,54,983**	**56,195**	**2,11,178**	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**
Categorisation									
Permanent	1,54,983	56,195	2,11,178	1,58,449	56,072	2,14,521	1,57,917	55,610	2,13,527
Contract	18	10	28	24	7	31	31	7	38
Total	**1,55,001**	**56,205**	**2,11,206**	**1,58,473**	**56,079**	**2,14,552**	**1,57,948**	**55,617**	**2,13,565**
By Employee Type									
Full-Time Employees	1,54,983	56,195	2,11,178	1,58,449	56,072	2,14,521	1,57,917	55,610	2,13,527
Part-Time Employees	0	0	0	0	0	0	0	0	0
Total	**1,54,983**	**56,195**	**2,11,178**	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**
By Region									
Abroad	149	78	227	178	90	268	154	83	237
East	18,312	5,018	23,330	18,808	5,004	23,812	17,899	4,823	22,722
West	58,242	20,802	79,044	59,121	20,800	79,921	59,036	20,721	79,757
South	35,085	16,265	51,350	35,956	16,025	51,981	36,617	16,097	52,714
North	43,195	14,032	57,227	44,386	14,153	58,539	44,211	13,886	58,097
Total	**1,54,983**	**56,195**	**2,11,178**	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**
By Age									
<30	44,589	27,871	72,460	51,950	30,176	82,126	57,462	32,598	90,060
30-50	1,05,914	27,634	1,33,548	1,03,042	25,327	1,28,369	97,850	22,557	1,20,407
>50	4,480	690	5,170	3,457	569	4,026	2,605	455	3,060
Total	**1,54,983**	**56,195**	**2,11,178**	**1,58,449**	**56,072**	**2,14,521**	**1,57,917**	**55,610**	**2,13,527**



SOCIAL – PEOPLE

HR TECHNOLOGY

Reimagining Employee Experience Through Digital Innovation

In FY 2025-26, HDFC Bank accelerated its digital transformation journey within HR, with a focus on automation, transparency, efficiency and personalised employee experience. The introduction of Generative AI within the i-cube HR chatbot enabled real-time, policy-compliant and personalised responses to employee queries, significantly reducing query escalations to HRBPs and improving service quality. This innovation set a new benchmark for employee self-service.



We embrace technology not to replace the human experience, but to elevate it. By integrating AI into HR digital solutions, we are simplifying processes, empowering self-service and delivering a seamless employee journey from day one.



Process Excellence Accelerated Through Automation

The Bank continued to make significant process improvements and added new modules to its existing HR technology suite.

DIGITAL VISITING CARD

The Bank introduced a Digital Visiting Card, a mobile-based alternative to traditional business cards. Available on the HCM Mobile App, it enables employees to securely share their corporate identity and contact details anytime, anywhere.

EMPLOYEE OUTREACH

The Employee Outreach module in HCM provides HRBPs with a unified framework to document individual and group interactions across employee segments. By capturing virtual and in-person connects, it improves transparency, reporting and visibility of engagement activities.

SYSTEM-DRIVEN TRANSFERS AND ONBOARDING TRANSPARENCY

The Bank enabled system-driven transfers during branch launches, improving efficiency and reducing manual effort for HRBPs. A consolidated view was also introduced for new joiners to track background verification and certification status in real time, improving transparency and self-service. To strengthen hiring, the Bank began implementing an Enterprise Applicant Tracking System to automate recruitment, enhance compliance, reduce turnaround time and improve candidate experience at scale. MPower, the Bank's personalised AI-driven learning platform, continued to deliver targeted development pathways for employees across career stages.

SALARY ACCOUNT AUTOMATION FOR NEW JOINERS

The Bank automated salary account opening for new joiners, removing the need for branch visits. Employees now complete the process through a secure online link, while account details are auto-updated in HCM through API integration, improving efficiency, accuracy and data integrity.

RECOGNITION MODULE

The Recognition Module was activated on the HCM Mobile App, enabling real-time, accessible and user-friendly recognition. It is strengthening a culture of appreciation and enhancing employee engagement.

LEARNING AND LEADERSHIP DEVELOPMENT

A Year of Transformation: Future-ready, Powered by People

The year marked a significant milestone in strengthening our organisational capabilities and leadership agenda as effective leadership and strong capabilities serve as key enablers of our long-term competitiveness.

The Bank's Leadership Academy delivers a comprehensive suite of programmes to build future-ready leaders, with increasing focus on AI-enabled decision-making capabilities. New initiatives in FY 2025-26 included:

Strategy Studio
Designed for senior managers to strengthen strategic thinking and decision-making.

Star Manager
Focussed on frontline leaders to enhance team effectiveness and improve customer outcomes.

Trailblaze Prime
Created for alumni of the Bank's leadership programmes to reinforce leadership capabilities and sustain long-term development.




Building Leadership Capabilities and Nurturing Careers
HDFC BANK
Anchored on Bank's Leadership Competencies – Deliver Superior Results and Aid Career Aspirations
ASPIRING LEADERS PROGRAMME
Leading self to leading team
Leadership readiness
Enables transition from IC to manager; shift in focus, mindset and skillset.
STAR MANAGER
Leading the team
Leadership essentials
Builds essential managerial skills to improve teams, thereby achieving customer satisfaction.
TRAILBLAZE
Leading the team
Leadership fundamentals
Prepares managers to engage and develop their team to achieve results.
CRUCIBLE
Leading the team
Maximising leadership potential
Build leadership skills to translate strategy into systematic and effective action.
Leading the business
Leading for business impact
Build strategic, resilient and collaborative skills for business impact.
ALCHEMIST
Leading the organisation
Leading for organisational impact
Build strategic vision to create value and increase competitive advantage.
THE HDFC BANK WAY
Embedding principles of NGC across the leadership programmes



SOCIAL – PEOPLE

EVOLVE 3.0

BUILDING CUSTOMER-CENTRIC MANAGERS

EVOLVE 3.0, the largest and most ambitious leadership intervention of the year, focussed on creating customer-centric managers capable of shaping superior employee and customer experiences. More than 25,000 managers participated in over 200 immersive interventions designed to strengthen empathy, empowerment and behavioural consistency.

This large-scale capability-building effort was complemented by Project Elevate, a special initiative for developing managers to improve managerial impact and employee experience.

Programmes for Future Readiness

The GenAI Academy, established in September 2024, has become the Bank's central platform for enterprise-wide GenAI capability building. With nine micro-certifications across three levels, Foundational, Exploratory and Transformational, the Academy recorded over 23,000 completions and more than 1,05,000 platform visits, supported by extensive employee engagement initiatives.

The Academy is now moving into its next phase, with a stronger focus on outside-in insights to deepen enterprise impact. This phase will help the Bank understand industry-wide GenAI shifts and apply relevant learnings to its own context. It will also support the transition from awareness to active exploration, enabling teams to identify high-value GenAI opportunities across the organisation.

The GenAI Academy and related AI programmes accelerated our future-ready initiatives, enabling 50,631 employees to build emerging technology skills.

GEN AI ACADEMY

Advanced
AI Transformation Series Certifications
GenAI Innovator I GenAI Specialist I GenAI Architect

Intermediate
AI Exploration Series Certifications
GenAI Proficient I GenAI Practitioner I GenAI Catalyst

Beginner
AI Foundation Series Certifications
GenAI Enthusiast I GenAI Discoverer I GenAI Pathfinder

Learning at Scale

Reached over 2.1 lakh employees, achieved 99 learning per cent utilisation and delivered over 1.36 crore learning hours.

KEY FY2025-26 HIGHLIGHTS

Functional Capability Building:

Role-aligned learning across business verticals strengthened functional depth, role readiness and overall capability standards.

Digital Learning:

Our AI-enabled platform MPower achieved 99 per cent utilisation, delivering 92 lakh completions and 58 lakh digital learning hours through personalised and multilingual modules.

Leadership Development:

A structured, multi-level leadership framework now covers 25,000+ managers, fostering a consistent, future-ready leadership culture across the Bank.

AI Readiness:

The GenAI Academy advanced enterprise-wide AI awareness through high-impact programmes. Over 2,100 employees were additionally trained on Microsoft Copilot. Leadership-level AI readiness was enhanced through customised modules, executive dialogues and curated insights via The Executive Edge, the Bank's monthly senior leadership learning kit.

Capability Building:

Enterprise-wide programmes supported technical, functional and behavioural upskilling, enabling operational scalability. Average learning hours per employee increased to 64.66 (vs. 58.25 in FY 2024-25).

Academic Advantage

Through the Academic Advantage initiative, the Bank empowers employees and their families to pursue continuous learning. By partnering with prestigious educational institutions, we offer a wide range of professional courses at exclusive, discounted rates fostering a culture of continuous growth and professional excellence.

Recognised for Learning Excellence

In FY 2025-26, HDFC Bank's learning and development practices received prestigious recognition, including the ISTD Innovative Training Practices 2025 award and three Brandon Hall Group HCM Excellence Awards for Learning in the Flow of Work, Learning Programme Supporting Business Transformation and Best Learning Team.

These awards reflect the Bank's focus on impactful, innovative and collaborative people development.




Measuring Learning Impact

During FY 2025-26, the Bank further strengthened its learning impact framework to ensure that capability-building efforts translated directly into both business and behavioural outcomes.

Training Programme	Trailblaze	Embark Onboarding for Relationship Managers (RM) & Personal Bankers (PB)
Target Group	Frontline Managers	New to Bank Preferred RM, PB Classic, Imperia RM, Infiniti RM, RBH
Programme Objective	This leadership capability-building journey is defined to enhance the leadership effectiveness of Frontline Managers. Programme Objectives are: • Develop essential people management skills • Create an environment of performance fuelled by trust • Understand how to manage a diverse team with different needs and drives • Nurture a more engaged and productive team • Build collaborative relationships, within and across functions	• To equip new-to-bank Relationship Managers (RMs) and Personal Bankers (PBs) with comprehensive knowledge of the bank's products, policies, and branch banking processes. • To build the essential skills required to serve High Net Worth (HNW) customers effectively, while providing clarity on their Key Result Areas (KRAs), scorecards, and the various HNW-specific processes and tools that will enable them to excel in their roles.
No. of employees trained	4,200	4,937
Impact of Training in Performance	• 78 per cent supervisors confirmed positive shift in participants behaviour across various dimensions post attending the Trailblaze programme. • Results were based on surveys administered to supervisors of select Trailblaze programme batches.	86 per cent of supervisors of RM and PB are observing confidence in new joiners. They handled daily tasks and responsibilities confidently. 84 per cent of supervisors are observing seamless integration of new joiners settling in their role. 85 per cent of supervisors are observing strong grasp of products, processes and customer service-related aspects in the new joiners through onboarding programme.
Training Period	April 2025 – March 2026	April 2025 - March 2026



ENHANCED LEARNING IMPACT FRAMEWORK

The Bank's strengthened learning impact framework delivered a notable improvement in capability development. Pre-and post programme assessment scores increased from 61 per cent to 80 per cent, indicating a significant rise in knowledge proficiency. Post-programme supervisor surveys also reflected higher workforce readiness and proficiency. Among new joiners, 82 per cent were desk-ready immediately after onboarding and 73 per cent demonstrated clear on-the-job application of learning.

LEADERSHIP DEVELOPMENT IMPACT

Over 80 per cent of participants across leadership development programmes demonstrated stronger behavioural competencies. The programmes also contributed to improved team retention outcomes. Structured leadership pipeline interventions continued to enhance managerial effectiveness across the organisation.

IMPROVED DIGITAL ADOPTION

Focussed collaboration with the Digital Banking team strengthened digital capability across the organisation. Purpose-built learning interventions supported sustained improvement in the adoption of key digital channels, reinforcing the Bank's commitment to building digital-first behaviours across the workforce. For example, digital adoption across the Insta Current Account (CA) journey, Insta services and Walk out Working (WoW) journey increased to 87 per cent.

EFFICIENCY AND QUALITY IMPROVEMENTS THROUGH MICROSOFT COPILOT

Interactive Microsoft Copilot training modules delivered measurable impact across key performance areas. Participants reported tangible benefits, with 25 per cent citing time savings in routine tasks and 15 per cent noting improvements in quality and accuracy immediately after attending the sessions.

	2025-26	2024-25	2023-24
Average Training hours per employee	64.66	58.25	31.16
Total Training Hours	**1,36,53,941**	**1,24,95,372**	**66,54,452**
Average Training Expense per employee	17,212	22,035	19,708
Total Training Expense (in ₹ crore)	**363**	**473**	**421**



Average Hours of Training by Category and Gender and Age

	Total number of employees per category			No. of hours of training per category			Average hours of training per year per employee		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Senior Management	237	25	262	7,650	1,003	8,653	32.28	40.12	33.03
Middle Management	9,011	1,400	10,411	4,16,740	68,279	4,85,019	46.25	48.77	46.59
Junior Management	31,487	6,221	37,708	18,68,188	3,68,319	22,36,507	59.33	59.21	59.31
Non-Supervisory Staff	1,14,248	48,549	1,62,797	71,03,772	38,19,990	1,09,23,762	62.18	78.68	67.10
Total	**1,54,983**	**56,195**	**2,11,178**	**93,96,350**	**42,57,591**	**1,36,53,941**	**60.63**	**75.76**	**64.66**

	Total number of employees per category			No. of hours of training per category			Average hours of training per year per employee		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
< 30	43,946	27,599	71,545	28,62,613	24,52,338	53,14,951	65.14	88.86	74.29
30-50	1,06,450	27,887	1,34,337	62,98,971	17,72,211	80,71,183	59.17	63.55	60.08
> 50	4,587	709	5,296	2,34,766	33,041	2,67,807	51.18	46.60	50.57
Total	**1,54,983**	**56,195**	**2,11,178**	**93,96,350**	**42,57,591**	**1,36,53,941**	**60.63**	**75.76**	**64.66**

Compensation and Benefits

HDFC Bank is committed to fair, transparent and non-discriminatory compensation practices. The Bank's approach is to have a pay-for-performance culture based on the belief that the performance management system provides a sound basis for assessing performance holistically. The compensation system should also take into account factors like roles, skills / competencies, experience and grade /seniority to differentiate pay appropriately based on contribution, skill, and availability of talent on account of competitive market forces.

The Bank has a Board-approved Compensation Policy that reinforces equitable remuneration for employees performing the same or substantially similar work, irrespective of gender, age, social background, region, marital status, sexual orientation, special abilities or any other status protected by law. It is aligned with applicable regulations, including the Equal Remuneration Act, 1976 and Financial Stability Board (FSB) principles.

Digital-first Compensation

The Bank implemented a comprehensive and fully integrated Calibration and Remuneration system for all employees, digitising the entire compensation and rewards process following the annual appraisal cycle. A comprehensive restructuring of salary components was also executed successfully, resulting in a standardised and efficient compensation framework aligned with industry best practices. The framework enhances transparency and strengthens internal equity.

To strengthen adherence to the equal pay principle, the Bank will assess compensation across employee categories, roles and levels.

Employee Level	Pay Components	Ratio (Average salary for Women: Average salary of Men)
Executive level	Base Salary	1:1.09
	Base Salary + other cash incentives	1:1.11
Management level	Base Salary	1:1.05
	Base Salary + other cash incentives	1:1.05
Non-Management level	Base Salary	1:1.09

TALENT MANAGEMENT AND SUCCESSION

Building a Robust Internal Pipeline

Talent management remained a Bank-wide priority during the year. The Bank conducted rigorous talent reviews for over 8,000 employees, identifying high-potential talent, successors for key roles and targeted development needs.



Talent is one of our most valuable assets, and nurturing it is our responsibility. Through rigorous PI assessments, structured development and thoughtful succession planning, we empower our people to grow into the leaders our future demands.



These reviews strengthened leadership continuity, reduced business continuity risks and ensured that organisational growth remained supported by strong internal talent pipelines. Through structured succession planning, regular progress reviews with senior leaders, mentoring interventions and exposure opportunities, the Bank enhanced readiness for future roles and sustained momentum in capability-building across the organisation.

Turnover Analysis

The turnover rate in 2026 stood at 23.1 per cent. HDFC Bank consistently works towards employee satisfaction and provides a range of comprehensive benefits, including remuneration and employee care measures, to attract and retain talent. We implement fair and transparent career development and performance management plans to create a sense of belonging for our employees.

Total Employee Turnover by Category, Region, Age, and Gender

Categorisation	2025-26			2024-25			2023-24		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
By Employee Category									
Senior Management	14	2	16	20	5	25	15	1	16
Middle Management	342	50	392	380	74	454	311	52	363
Junior Management	2,494	558	3,052	2,664	582	3,246	2,892	583	3,475
Non-Supervisory Staff	32,833	12,921	45,754	32,060	12,575	44,635	35,403	12,737	48,140
Total	**35,683**	**13,531**	**49,214**	**35,124**	**13,236**	**48,360**	**38,621**	**13,373**	**51,994**
By Region									
Abroad	47	18	65	7	8	15	12	5	17
East	3,837	1,043	4,880	3,563	1,011	4,574	3,998	872	4,870
West	12,543	4,692	17,235	12,406	4,556	16,962	12,978	4,567	17,545
South	9,012	4,387	13,399	9,331	4,453	13,784	9,933	4,326	14,259
North	10,244	3,391	13,635	9,817	3,208	13,025	11,700	3,603	15,303
Total	**35,683**	**13,531**	**49,214**	**35,124**	**13,236**	**48,360**	**38,621**	**13,373**	**51,994**
By Age									
<30	17,463	8,932	26,395	16,353	8,740	25,093	16,072	8,260	24,332
30-50	17,995	4,565	22,560	18,580	4,457	23,037	22,424	5,093	27,517
>50	225	34	259	191	39	230	125	20	145
Total	**35,683**	**13,531**	**49,214**	**35,124**	**13,236**	**48,360**	**38,621**	**13,373**	**51,994**

SOCIAL – PEOPLE



Employee Turnover Rate (%)

FY26	23.1
FY25	22.6
FY24	26.9
FY23	34.2

Employee turnover percentage in this report is calculated using the organisation's attrition data for the period. It shows turnover as a percentage of the average workforce, allowing for consistent comparison and reporting.

CULTURE

Strengthening the HDFC Bank Way: Stories that Shape Who We Are

HDFC Bank's cultural transformation journey continued to gain momentum, driven by the belief that culture is the invisible force shaping performance, collaboration, customer experience and innovation. During the year, the Bank focussed on nurturing a culture that is adaptive, inclusive, empathetic and customer centric.

The **HDFC Bank Way** culture framework remained the anchor, with sustained efforts to embed its principles into everyday behaviour, manager capabilities and human capital processes.

The HDFC Bank Way is built on six core culture pillars.

The HDFC Bank way

Integrity	**Execution**	**Innovation**
Doing The Right Thing. Always	Delivering Excellence	Inventing The Future
Collaboration	**Inclusion**	**Humility**
Independent Yet Interdependent	Valuing Differences	Gratitude Over Entitlement



Our culture is our greatest differentiator, rooted in excellence, strengthened by leadership advocacy and brought to life every day by our people. As our workforce evolves, we continue to build bridges across generations, creating a workplace where every voice is heard and where our shared experience is valued.





Embedding Culture into Every People Practice

We embedded Nurture, Care and Collaborate (NCC) principles into everyday workflows through leadership alignment, meaningful communication and integration into key people processes such as onboarding, performance management and recognition.

By celebrating cultural role models, encouraging open conversations and aligning actions with our aspirations, we are preserving our core identity while preparing our people to lead with agility, empathy, and accountability in a constantly evolving environment.

DIVERSITY, EQUITY AND INCLUSION (DEI)

Expanding Access, Representation and Belonging

The Financial Year 2025-26 marked a significant leap in the Bank's DEI maturity, with initiatives that strengthened inclusion not only at the policy and programme level, but also in everyday employee experiences. Through storytelling, dialogue, role modelling and community-building, the Bank continued to make DEI an empowering part of its cultural identity.

The year began with the launch of Straight Talk, HDFC Bank's first-ever internal leadership podcast featuring candid conversations with senior women leaders. These conversations explored themes of authenticity, leadership, financial independence and inclusion, sparking meaningful dialogues across the organisation.



> *Inclusion is not an initiative at HDFC Bank; it is a commitment we renew every day. We believe that when every employee feels seen, respected and valued, we unlock a stronger, more empathetic organisation capable of serving diverse India with authenticity.*







HDFC BANK
STRAIGHT TALK
SERIES - 1
EPISODE 1 - LEADERSHIP HAS NO GENDER
Tune in for unfiltered perspectives on power, purpose, and breaking the mold.
FEATURING
GEETHAA GEORGE
PRIYANKA BAKSHI
CLICK HERE TO WATCH

HDFC BANK
STRAIGHT TALK
SERIES - 1
EPISODE 2 - TRUE INCLUSION: BEYOND TOKENISM
Tune in for honest insights on moving from surface-level diversity to meaningful inclusion.
FEATURING
ROOPA NATARAJAN
GAURI NAIR
CLICK HERE TO WATCH

HDFC BANK
STRAIGHT TALK
SERIES - 1
EPISODE 3 - MONEY TALKS: BUT DO WOMEN TALK MONEY?
Tune in for a very candid conversation on making, managing, and mastering money.
FEATURING
SUNALI ROHRA
SUBHALAKSHMI GANGULY
CLICK HERE TO WATCH

SOCIAL – PEOPLE

This commitment to awareness gained further momentum during Inclusion Day 2025, the Bank's fifth annual celebration, which brought together more than 61,000 employees around the guiding language of DEI, **Accept**, **Respect** and **Empathy (A.R.E)**. The celebration reaffirmed that inclusion is a shared responsibility across the Bank.

The Bank's progress towards becoming a disability-confident organisation was equally noteworthy. Extensive role-based job mapping helped ensure that employees and candidates with diverse mobility, dexterity or cognitive needs were meaningfully supported across roles. Campaigns such as Shift Your Mindset and Know My Ability challenged unconscious biases and highlighted individual strengths and capabilities. The Bank also introduced Indian Sign Language e-learning to build awareness and respect for inclusive communication.

A landmark moment came when the Bank participated in the Tata Mumbai Marathon under the Champions with Disability category, reinforcing its belief that inclusion extends beyond the workplace and into the communities it serves.


HDFC BANK
We ARE Better Together
Inclusion Day 2025
20TH June 2025 I 4 PM
Scan the QR code
for Inclusion Day 2025!
An evening of stories that spark change!

Women's inclusion and advancement formed another major pillar of the Bank's DEI strategy. Diversity Circles, led by volunteer champions across regions, provided more than 56,000 women employees an accessible platform for mentorship, community-building and peer support.

The ASMI women's empowerment platform continued to strengthen women's well-being, confidence, leadership readiness and financial independence. It was supported by programmes such as HeadStart, Udaan, Back2Work and the Career Accelerator Programme, which has successfully nurtured more than 200 high-potential mid-senior women leaders for broader roles.

61,000+

EMPLOYEES ENGAGED THROUGH INCLUSION DAY 2025

56,000+

WOMEN EMPLOYEES SUPPORTED THROUGH DIVERSITY CIRCLES

200+

HIGH-POTENTIAL WOMEN LEADERS NURTURED THROUGH THE CAREER ACCELERATOR PROGRAMME

Recognised among India's Best Companies for Women 2025 and awarded Silver for Diversity and Inclusion at BW People HR Excellence Awards

Return to work and retention rates of permanent employees and workers that took parental leave

2025-26	No. of employees entitled to parental leave (%)	No. of employees that took parental leave	No. of employees who returned to work after leave ended	Return to work rate (%)
Maternity Leave	100	2,935	2,831	96.46
Paternity Leave	100	8,137	8,105	99.61

Retention rates of permanent employees and workers that took parental leave

2025-26	Per cent of employees entitled to parental leave	No. of employees that took parental leave	No. of employees who returned to work after leave ended	No. of employees who returned to work after leave ended and were still employed after 12 months	Retention Rate (%)
Maternity Leave	100	2,762	2,687	1,953	72.68
Paternity Leave	100	7,478	7,457	6,078	81.51

HeadStart

Targeted outreach to increase women's representation in frontline sales and branch banking through employer branding and leadership advocacy.


HDFC BANK
Enhance your career potential
Experience career growth
HDFC BANK
HeadStart
Better Together
Apply Now

Udaan

An initiative to engage women talent across Tier 3 to Tier 5 markets by tapping into under-represented talent pools in semi-urban and rural regions.


HDFC BANK
Now you don't have to go to the city for a job.
Presenting
HDFC BANK
UDAAN
Apply Now

Back2Work

A structured return-to-work pathway for second-career women professionals through flexible roles, tailored learning and transition support.


HDFC BANK
We believe we are Better Together
Who says 2nd innings happen only in cricket.
HDFC BANK
Back2Work
Reignite your Career dream
Apply Now

183



SOCIAL – PEOPLE

The year also brought external recognition. The Bank was named one of India's Best Companies for Women 2025 and received the Silver Award for Diversity and Inclusion at the BW People HR Excellence Awards. With the launch of its DEI presence on LinkedIn, the Bank further strengthened its inclusive brand narrative, both internally and externally.



Diversity Indicator	FY 2025-26	FY 2024-25
Share of women in total workforce (as a percentage of total workforce)	27%	26%
Share of women in all management positions, including junior, middle and top management (as a percentage of total management positions)	16%	15%
Share of women in junior management positions, i.e., first level of management (as a percentage of total junior management positions)	17%	16%
Share of women in top management positions, i.e., maximum two levels away from the CEO or comparable positions (as a percentage of total top management positions)	10%	10%
Share of women in management positions in revenue-generating functions as a percentage of all such managers	14.4%	13.9%
Share of women in STEM-related positions (as a percentage of total STEM positions)	27%	26%

A Multi-generational Workforce

Bridging Perspectives

As our workforce continues to evolve, we are witnessing a growing blend of multiple generations working side by side, with Gen Y and Gen Z comprising 92 per cent of our workforce. Each generation brings distinct values, communication styles and work preferences. This diversity enriches our culture, strengthens collaboration and broadens perspectives.

At the same time, it reinforces the need to intentionally address intergenerational differences so that teams can work together with greater understanding, empathy and respect. To support this, we introduced the Bridging the Intergenerational Gap project, an initiative designed to deepen our understanding of generational viewpoints, promote inclusive practices and equip both managers and employees with the mindset and tools needed to collaborate effectively across age groups.

The initiative comprises two key components:

#BeyondLabel Communication Campaign

The #BeyondLabel communication campaign is a creative series aimed at celebrating individuality, challenging generational stereotypes and encouraging employees to look beyond labels. Over 30 creatives were developed and cascaded pan-Bank through the Bulletin Board.



The Leadership Dialogues provided a platform for leaders and employees to engage with two fundamental pillars of the HDFC Bank Way: customer centricity and cross-generational collaboration. These sessions reinforced that customer centricity is more than a strategy; it is a deeply embedded culture that drives decision-making, service ownership, and is the vital link between employee engagement and customer experience. Furthermore, the dialogues celebrated generational diversity as a strategic asset, fostering an environment of mutual respect, flexibility, and inclusive collaboration. Together, these conversations strengthened trust, inclusion and the Bank's ability to deliver more meaningful customer experiences.



TALENT ACQUISITION

Welcoming Diverse Talent, Building a Workforce for Tomorrow

We are committed to building a workforce that reflects the communities we serve by expanding access, removing barriers, and enabling equitable opportunities. This includes accessible hiring practices and reasonable accommodations for Persons with Disabilities, alongside focussed efforts to create opportunities for under-represented groups.

The Bank continued to focus on inclusive, future-ready, and opportunity-led talent acquisition, while working towards improving women's representation in line with our target of achieving 27 per cent gender diversity (share of women employees) by FY 2026-27. Our talent acquisition approach was based on building capability, strengthening diversity, and preparing the workforce for the future. Hiring became more structured, data-led, and purpose-driven, helping us attract talent aligned with the Bank's long-term growth and transformation priorities. Job-ready hiring models also played a stronger role in creating a steady pipeline of skilled talent for business-critical roles.

> *Our hiring philosophy goes beyond filling vacancies. It is about building a future-ready workforce and a strong talent pipeline that will support the Bank's next phase of growth.*

The **Emerging Banker Programme** prepared graduates for branch banking roles through a structured, curriculum-led training model.

Data Digits (introduced in 2022) equipped engineering and analytics graduates with technical capabilities in Python, Scala, Big Data, and cloud technologies through an intensive 12-week programme.

185



SOCIAL – PEOPLE

During FY 2025-26, we onboarded 45,902 new employees, with women representing 30 per cent of total hires.

	2025-26	2024-25	2023-24	2022-23
Total number of new employee hires	45,902	49,713	89,115	85,814
Percentage of open positions filled by internal candidates (internal hires)	53	52	58	51
Average hiring cost/FTE for the reporting fiscal year	7,910	7,809	17,186	17,949

Total Number of New Employee Hires by Category, Region, Age, and Gender

Categorisation	2025-26			2024-25			2023-24		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
By Employee Category									
Senior Management	3	-	**3**	7	-	**7**	6	1	**7**
Middle Management	218	55	**273**	212	39	**251**	303	71	**374**
Junior Management	3,343	770	**4,113**	3,126	658	**3,784**	3,242	735	**3,977**
Non-Supervisory Staff	28,640	12,873	**41,513**	32,588	13,083	**45,671**	56,524	28,233	**84,757**
Total	**32,204**	**13,698**	**45,902**	**35,933**	**13,780**	**49,713**	**60,075**	**29,040**	**89,115**
By Region									
Abroad	13	4	**17**	19	8	**27**	29	20	**49**
East	3,273	1,068	**4,341**	4,423	1,232	**5,655**	6,286	2,492	**8,778**
West	11,735	4,728	**16,463**	12,652	4,690	**17,342**	21,330	10,511	**31,841**
South	8,120	4,615	**12,735**	8,749	4,376	**13,125**	14,616	8,876	**23,492**
North	9,063	3,283	**12,346**	10,090	3,474	**13,564**	17,814	7,141	**24,955**
Total	**32,204**	**13,698**	**45,902**	**35,933**	**13,780**	**49,713**	**60,075**	**29,040**	**89,115**
By Age									
<30	18,585	10,133	**28,718**	20,084	9,874	**29,958**	36,555	22,352	**58,907**
30-50	13,580	3,554	**17,134**	15,792	3,896	**19,688**	23,329	6,659	**29,988**
>50	39	11	**50**	57	10	**67**	191	29	**220**
Total	**32,204**	**13,698**	**45,902**	**35,933**	**13,780**	**49,713**	**60,075**	**29,040**	**89,115**





Prime Minister's Internship Scheme (PMIS)

The Bank expanded its participation under Phase 2 of the Prime Minister's Internship Scheme (PMIS), strengthening the partnership between government, industry and academia. Through this initiative, we contributed to skill-building and employability for youth across the country, with a special focus on deeper geographies.

These efforts helped build a steady pipeline of business-ready talent across roles and locations. HDFC Bank was also recognised by the Ministry of Corporate Affairs as one of India's top-performing organisations under the Prime Minister Internship Scheme. We were privileged to participate in the Independence Day celebrations at the Red Fort, reinforcing our commitment to shaping the next generation of talent.

EMPLOYEE ENGAGEMENT AND CONNECT

Enabling Joy, Community and Belonging

The Bank's Employee Connect platform continued to serve as the cultural heart of HDFC Bank, offering employees meaningful opportunities to connect beyond work and experience community, creativity and joy. During the year, more than 1.3 lakh employees participated in 23 large-scale engagement initiatives, reflecting strong enthusiasm and cross-level participation.



Connection is the soul of our organisation. Through shared experiences, creativity, sport, family engagement and celebration, we nurture a community where employees feel a sense of belonging far beyond the workplace.



High-energy events such as Josh Unlimited, conducted across 53 cities, brought employees and their families together through sports carnivals. Hunar celebrated music, dance and performance art across regions, while Xpressions encouraged creativity through talent festivals that expanded into new themes such as Mehendi artistry and T-shirt painting.

Intellectual engagement was strengthened through AnalytIQ, the Bank's annual brain games championship covering chess, Sudoku, Scrabble, and more. Family-friendly initiatives such as Digital Voice Hunt and the annual Summer Camp created memorable experiences across generations.

The Bank also encouraged weekly mindfulness and rejuvenation through Take a Break sessions and strengthened physical well-being through outdoor adventure initiatives under Wanderers, including monsoon treks, cycling rides and river rafting. Participation in more than 32 corporate sports tournaments enabled employees to showcase talent and sportsmanship while building camaraderie and healthy workplace competition.

Together, these initiatives strengthened community bonds and fostered a shared sense of pride and belonging across the Bank.







SOCIAL – PEOPLE





Employee Engagement

We assess employee engagement through two structured feedback mechanisms, the Culture Pulse Survey and the Vibes Employee Satisfaction Survey. These surveys help us understand employee sentiment, identify improvement areas and strengthen the overall workplace experience.

The surveys cover key aspects of employee experience, including job satisfaction, sense of purpose, happiness at work, and workplace stress. They enable us to assess both external motivation, such as satisfaction with one's role, and internal motivation, such as whether employees find clear meaning and purpose in their work. The surveys also help us understand how employees feel at work and whether stress-related concerns require targeted action.

In FY 2025-26, the Culture Pulse Survey recorded an engagement score of 80 per cent, within the target range of 80 – 85 per cent. The Vibes Employee Satisfaction Survey recorded a score of 86 per cent, exceeding the target range of 80 - 85 per cent. These results reflect strong employee participation and positive workplace sentiment.

	2025-26	2024-25	2023-24
Vibes Employee Survey Scores	86	84	80
Percentage of employees covered	88	90	75

Insights from Pulse and Vibes are reviewed to identify themes, track progress and build focussed action plans. These actions support better manager connect, stronger communication, enhanced employee well-being and a more responsive workplace culture.

People remain the force behind our progress. During the year, we strengthened capability, care, inclusion, safety, and responsible workplace practices. We also deepened a culture where employees can grow with confidence and contribute with purpose. This collective strength will continue to shape a more resilient, empathetic and future-ready HDFC Bank.

EMPLOYEE WELLBEING

Healing, Strengthening and Thriving Together

We remain deeply invested in the health and well being of our workforce. Wellness emerged as a defining priority through the year, evolving from a small initiative into a Bank wide practice integrated into daily work and life. Guided by a comprehensive framework covering emotional resilience, mental health, financial literacy, physical well being and social connectedness, we continued to nurture an environment of psychological safety where employees feel respected and heard.

The impact was visible and measurable.

The Bank's annual wellness survey reflected a healthy Wellbeing Quotient score of 78 per cent, demonstrating strong awareness and experience across the workforce. These outcomes contributed to prestigious recognitions, including the Healthy Workplace Award 2025 (Platinum) by Arogya World India Trust in partnership with the Public Health Foundation of India and first place in the Tranquil Mindfulness Challenge 2025.







AROGYA
WORLD
HEALTHY WORKPLACE
PLATINUM AWARDEE
2025

TRANQUIL MINDFUL
ORGANIZATION AWARD 2025
This certificate is presented to
HDFC BANK
For the First position in the Enterprise Company Category
presented on 15th September 2025
Tranquil

Well-being is central to our people philosophy. We remain committed to creating a work environment where individuals and their families can thrive.

Focused programmes, including Inner Harmony for Collections and Debt Management teams, provided targeted support for high stress roles, while initiatives such as the Mindfulness Series, digital mindfulness cues and the launch of Zen Café mindfulness spaces reinforced daily well being practices.

Complementary efforts promoting gratitude, social connection and family inclusion further strengthened employees' personal and professional ecosystems. New joiners also experienced a structured six month Wellbeing Quotient journey, embedding self care, collaboration and resilience from the beginning of their career with us.





HDFC BANK
Inner Harmony Program
Beyond Leadership - Building an Empathetic & Resilient Workplace for our Teams
This interactive session is designed to help managers and team leads foster emotional well-being and resilience within their teams.
Topics Covered:
Understanding stress and its impact on leadership
Identifying the 3 S's of stress – Source, Symptoms & Signs
Strategies for emotional regulation & resilience
Practical techniques from Cognitive Behavioural Therapy (CBT) & Mindfulness
Date: 8th April 2025
Time: IST 4:00 PM - 5:00 PM





189







SOCIAL – PEOPLE

HDFC BANK
Mindfulness series
#3: The 5-4-3-2-1 Grounding Exercise

Wellness Rituals
Pause. Breathe. Affirm.
I believe in my abilities
I am confident
I handle challenges with grace
I am grateful for everything

HDFC BANK
Mindfulness series
#5: A quiet practice for a noisy mind

ZENCAFE
Pause. Breathe. Recharge.
Discover the peace within... Visit ZenCafe
Ahmedabad
Mohali
Kolkata
Mumbai - Palava
Kanjurmarg
Bangalore
Hyderabad

7 Zen Café mindfulness spaces launched

Dedicated wellness support for high-stress roles

Recognition through Healthy Workplace Award, Platinum and Tranquil Mindfulness Challenge 2025

Health and Safety

HDFC Bank is committed to providing a safe, healthy and supportive workplace for its employees, contractors and partners. The Bank's approach to Occupational Health and Safety (OHS) is guided by applicable laws, internal safety standards and relevant international frameworks, including ISO 45001 and the International Labour Organisation (ILO) Occupational Safety and Health Convention, 1981 (No. 155).

The Bank continues to strengthen its OHS governance through structured monitoring, defined responsibilities and regular review of workplace safety practices. Our OHS approach focusses on identifying and reducing workplace risks, promoting employee safety, strengthening preventive controls and creating a culture of safety across all its operations.

We encourage employee participation and consultation in health-related matters through regular awareness initiatives, feedback mechanisms and engagement on workplace safety practices.

To improve Occupational Health and Safety (OHS) performance, the Bank continues to monitor and evaluate key OHS indicators while enhancing its overall safety management approach. These efforts are supported by several targeted initiatives focussed on enhancing preventive health and safety practices, improving awareness, strengthening risk identification, and driving timely corrective actions.

By aligning OHS practices with recognised international standards and embedding safety into day-to-day operations, HDFC Bank continues to advance its commitment to a workplace where employee health, safety and well-being remain a core priority.



Absentee Rate

FY26	1.6
FY25	1.4
FY24	1.38
FY23	1.3

HDFC Bank Care Programmes

The Bank's Care Programmes reflect our commitment to building a compassionate organisation and extending support to employees and their families. These initiatives include assistance for retiring employees and their families, age-appropriate engagement programmes for employees' children and skill development support to empower the next of kin of deceased employees.











| **Programme for Retiring Employees** | **Programme for Skill Development of Kin Hires** | **Personal Effectiveness for Teens** | **Pathway to Financial Planning** | **Wellness Programme for Parents of Employees** |



SOCIAL – PEOPLE

Employee Support Programmes

Employee support programmes are designed to care for employees beyond their professional roles. The Bank's approach brings together health and resilience, family support, flexible work practices, inclusive benefits and life-stage care to create an environment where employees and their families feel supported, protected and connected.

Health, Resilience & Stress Management

- Workplace stress management through Inner Harmony, Mindfulness Series, and Zen Café
- Yoga, sports, physical activities and health initiatives, health check-ups and wellness programmes
- Structured health support such as Freedom From Diabetes

EMPLOYEE SUPPORT PROGRAMMES
78% Wellbeing Quotient | 1.3 lakh+ engaged | 23 large-scale initiatives

Flexible & Inclusive Work Practices

- Flexible working hours through defined shift options
- Working-from-home and hybrid arrangements for eligible roles
- Diversity, inclusion, well-being and belonging across employee groups

CARE BALANCE BELONGING

Family Support & Community Connect

- Cultural activities, festival-led engagement and Employee Connect programmes
- Educational support and career counselling for employees' children
- Paid family or care leave support, where applicable

Investment in Employee Well-being

Parental leave benefits • Insurance • Ex-gratia support • Health check-ups • Medical reimbursement • Childcare support • Wellness programmes

Parental, Maternal & Childcare Support

- Paid parental leave for primary and non-primary caregivers
- Adoption leave, miscarriage leave and life-stage support
- Childcare contributions, creche support and lactation facilities

Sustainable Work Practices

HDFC Bank is committed to fostering a work environment that supports employee well-being, productivity and work-life balance. The Bank follows defined working hour norms across its offices and locations, supported by internal policies and HR systems that provide clarity on work schedules, public holidays, leave entitlements and working arrangements.

The official working hours for all working days are from 9:30 a.m. to 5:30 p.m., with applicable lunch breaks. To provide greater flexibility, employees at designated offices may opt for flexible shift timings starting between 8:30 a.m. and 10:30 a.m., while ensuring adherence to stipulated daily working hours. For employees in non-customer-facing roles, the Bank also provides hybrid work flexibility, where role requirements and business needs permit. This supports individual flexibility while maintaining business continuity and service discipline.

The Bank has defined maximum working hour expectations and continues to take steps to avoid excessive working hours. Employees required to work on eligible holidays or beyond specified norms are provided compensatory off, in line with applicable policies. This helps ensure that additional work requirements are balanced with adequate rest and recovery.

To further reinforce responsible working practices, the Bank uses system-enabled controls such as logout reminders to encourage employees to close work within appropriate timelines. Internal reviews and audits also support monitoring of working hour practices, helping the Bank identify improvement areas and strengthen adherence to responsible labour standards.

Through these measures, HDFC Bank continues to promote a culture where performance is balanced with well-being, flexibility and respect for employees' personal time.

Labour Practices

HDFC Bank is committed to responsible labour practices that uphold dignity, fairness and respect across its workplace. Guided by applicable labour laws, internal policies and responsible business principles, the Bank's commitment covers its own operations and extends, where relevant, to contractors and partners.

Fair pay is central to this approach. The Bank ensures that employees receive adequate wages that meet local cost-of-living expectations and recognised benchmarks. Living wage is embedded in the Bank's approach as part of its responsibility towards human rights and labour standards. Compensation structures are regularly reviewed to remain aligned with applicable living wage standards across operating locations. All employees are paid above the minimum wages of their respective locations.

The Bank promotes fair employment through equal remuneration for men and women, transparent and merit-based rewards, paid annual leave, and family-supportive benefits. Employees are provided 30 paid annual leaves in line with internal policies to support work-life balance. The Bank also extends parental leave, adoption leave, and miscarriage leave, supporting employees through important life stages.

The Bank also engages with the employees on working conditions, supporting constructive dialogue and continuous improvement. The Bank follows responsible workforce planning for any potential workforce reductions. In instances of terminations or redundancies, including mass terminations, the Bank follows applicable consultation requirements and minimum notice periods. These processes are designed to ensure transparency, compliance and fair treatment. The Bank's labour practices commitment applies to its own operations and is progressively reinforced across relevant parts of its extended workforce, including contractors and partners.

Human Rights - Respecting the Rights of Individuals

HDFC Bank places strong emphasis on respecting and protecting human rights across its workplace, operations, and value chain. The Bank's Human Rights Statement is guided by the principles of human rights as enshrined in the Universal Declaration of Human Rights of the United Nations, and acting in accordance with the principles laid down in it, reflecting our commitment to conducting business in a manner that ensures all stakeholders are treated with respect and dignity.

The bank reiterates its respect for human rights as part of its Code of Conduct and Ethics and strives to abide by the requirements, on this behalf, of the countries in which it operates. The Bank is committed to preventing and addressing human rights violations, including risks related to human trafficking, forced labour, child labour, discrimination, and other rights violations. The Bank recognises freedom of association and the right to collective bargaining as part of its commitment to responsible labour practices, employee representation, and constructive workplace dialogue. The Bank has an employee association, with 0.10 per cent of its permanent workforce enrolled as of March 31, 2026. These members are governed under the provisions of the Bipartite Settlement. Operational changes are generally implemented in line with existing internal agreements or Bipartite Settlement provisions, which do not necessitate prior notice under the Industrial Disputes Act, 1947. In cases where changes fall outside these agreed frameworks, the Bank complies with statutory requirements by providing a 21-day notice in accordance with Section 9A of the Act.

In FY 2025-26, HDFC Bank strengthened its human rights due diligence framework through a structured assessment covering employees. The survey achieved a 60 per cent response rate and helped assess compliance across key areas, including child labour, bonded labour, fair remuneration, occupational health and safety, employees' involvement and protection of human rights.

The Bank recorded an overall human rights assessment score of 86 per cent, reflecting a strong control environment and continued alignment with responsible business standards. This approach enables the Bank to reinforce ethical practices, strengthen awareness and embed human rights considerations into governance, risk management and day-to-day operations.

The Bank also continues to build internal awareness on human rights.

During the year, 5,30,456 hours of human rights awareness training were imparted to employees, strengthening understanding of responsible conduct and expected behaviours across the organisation.

Building on this progress, HDFC Bank will continue to strengthen its internal processes, stakeholder engagement and review mechanisms to uphold human rights across its value chain. These efforts reinforce the Bank's commitment to fair and safe working conditions and to nurturing a culture where every individual is treated with dignity, respect and empathy.



SOCIAL – COMMUNITY

PARIVARTAN: ENABLING PROGRESS WITH PURPOSE

At HDFC Bank, we believe that meaningful progress is built when communities have access to the right opportunities, support systems and resources. Our CSR approach is rooted in this belief and focuses on long-term, inclusive community development that responds to real needs on the ground.

Through HDFC Bank **Parivartan**, the umbrella brand for all our CSR activities, we work with communities where development needs are high and access is often limited. Parivartan means transformation and the programme reflects this purpose through practical, inclusive and locally relevant interventions. Our work spans 28 States and 8 Union Territories and is aligned with the larger national development agenda.

The programme consists of six thematic focus areas that directly influence quality of life and community resilience: rural development, promotion of education, skill training and livelihood enhancement, healthcare and hygiene, natural resource management and financial literacy and inclusion. These areas are closely connected. A child's education is strengthened when the family has a stable income. A farmer's livelihood improves when water and soil are better managed. A community becomes stronger when health, skills, financial confidence and local resources move together.





RURAL DEVELOPMENT



PROMOTION OF EDUCATION



SKILL TRAINING AND LIVELIHOOD ENHANCEMENT



HEALTHCARE & HYGIENE



NATURAL RESOURCE MANAGEMENT



FINANCIAL LITERACY & INCLUSION

GOING WHERE IT MATTERS: REACHING THE UNREACHED

Geographical inaccessibility acts as a multiplier for socio-economic challenges, turning distance into a barrier to progress. In mountainous terrains, dense forests, and remote border villages, the physical landscape often renders essential services like healthcare, education, and digital connectivity nearly out of reach. These barriers exacerbate economic vulnerability, inflate the cost of survival, disrupt educational continuity and restrict livelihood opportunities.

28
STATES 8 UNION TERRITORIES

498
BORDER VILLAGES COVERED

114
ASPIRATIONAL DISTRICTS COVERED IN FY 2025-26

Through Parivartan, we focus on strengthening our presence in such difficult-to-access regions, including remote villages, aspirational districts, tribal belts, border areas and communities with limited access to basic services. The Bank has covered 498 border villages through rural development initiatives in states and regions such as Assam, Arunachal Pradesh, Bihar, Gujarat, Himachal Pradesh, Jammu and Kashmir, Ladakh, Rajasthan, Sikkim, Uttar Pradesh and Uttarakhand. These efforts are aligned with national priorities under the Border Area Development Programme and Vibrant Villages Programme.

The interventions are designed around local needs and delivered through the Holistic Rural Development Programme and Focused Development Programme. They support areas such as technology-enabled education, agricultural productivity, renewable energy, healthcare and hygiene, financial inclusion and livelihood enhancement. By working with local communities, NGOs and government bodies, Parivartan helps strengthen self-reliance in regions where support is needed the most.

STRONG GOVERNANCE, GROUNDED EXECUTION

We have a clear governance, planning and monitoring framework for our CSR initiatives. It brings together Board oversight, CSR and ESG Committee review, community consultation and partner expertise.

The Board of Directors has overall responsibility for the Bank's CSR framework and performance. The Board approves the CSR Policy and any amendments recommended by the CSR and ESG Committee. It also approves the Annual CSR Action Plan.

The Bank's CSR approach is guided by the Board-level CSR and ESG Committee, constituted in line with Section 135 of the Companies Act, 2013. The Committee functions as the nodal body for CSR planning and monitoring. It formulates and recommends the CSR Policy, the Annual CSR Action Plan and any required changes to the Board.

The Board and the Committee together help ensure that CSR activities are undertaken in line with the approved CSR Policy and applicable regulations. The Board monitors implementation, and ensures that the Bank's statutory CSR spending obligations are met.

A dedicated CSR Department administers and executes the policy in line with the Annual CSR Action Plan. The team works with internal functions, employees and implementation partners to drive on-ground delivery and providing updates to the CSR and ESG Committee.

Projects are implemented directly by the Bank or through empanelled implementation partners. Partners are selected through a robust due diligence process covering CSR eligibility, domain experience, technical capability and delivery strength.

Progress is tracked through site visits, stakeholder engagement, interactions with local institutions and government officials, partner reviews, progress reports, financial reports and digital platforms.

A robust reporting framework supports transparency and accountability through disclosures in the Directors' Report within the Integrated Annual Report and mandatory filings on the Ministry of Corporate Affairs website. All disclosures are made in accordance with the format prescribed under CSR Rules.

In line with the applicable CSR Rules, eligible CSR projects with an outlay of ₹1 crore or more undergo external impact assessments.

All figures and impact metrics are as of 31 March 2026 (since inception). This is for all sections except the Volunteering section where there is annual data.



SOCIAL – COMMUNITY

The findings are used to improve project design, enhance accessibility, strengthen effectiveness and support the scale-up of initiatives with long-term potential. Select learnings and impact stories from these assessments are presented in the sections ahead.

At Parivartan, we believe in learning from the ground.

In FY 2025-26, we conducted impact assessment for 156 projects with an outlay of ₹1 crore or more.

Used internationally accepted methodologies, including the OECD-DAC criteria, measuring relevance, coherence, effectiveness, efficiency, impact and sustainability.

THEORY OF CHANGE: FROM COMMUNITY ACTION TO LASTING IMPACT

Our Theory of Change explains how Parivartan turns local action into lasting community resilience. It works across three connected domains: economic empowerment, social advancement and environmental conservation. Through activities such as education support, water conservation , waste management, farm support, clean energy, health promotion, youth skilling, entrepreneurship and financial literacy, we help create visible outputs on the ground. These include better

learning, improved access to water and healthcare, cleaner surroundings, stronger farm productivity, greater financial awareness and new livelihood opportunities. Over time, these efforts support healthier, more self-reliant communities with stronger local resources, diverse income sources and wider access to banking services. The larger impact is to enable healthy and prosperous communities through socio-economic development within sustainable ecosystems.

Economic empowerment



Social advancement



Environmental conservation





ALIGNING WITH GLOBAL DEVELOPMENT PRIORITIES (SDGs)



1 NO POVERTY

Parivartan strengthens rural livelihoods by improving agricultural productivity, enabling market linkages and promoting community-led enterprises. Financial literacy initiatives further empower underserved communities to make informed financial decisions and build economic resilience.
17 lakh+ households supported



2 ZERO HUNGER

We promote sustainable agriculture through farmer training, water management systems and infrastructure such as check dams and farm ponds. Seed banks, kitchen gardens and value chain strengthening help enhance food security and farmer incomes.
12 lakh+ farmers enabled



3 GOOD HEALTH AND WELL-BEING

Parivartan improves access to healthcare through medical camps, infrastructure support and preventive health initiatives, addressing both communicable and lifestyle diseases. **1,300+ villages covered under drinking water initiatives**



4 QUALITY EDUCATION

Our initiatives focus on improving access to quality education through infrastructure development, remedial learning, teacher training and scholarships, while also promoting sports for holistic development.
8 lakh+ students reached



5 GENDER EQUALITY

We enable women's empowerment by supporting entrepreneurship, strengthening Self-Help Groups and improving access to credit, resources and market opportunities.
16,000+ women-led enterprises supported



6 CLEAN WATER AND SANITATION

Parivartan enhances access to safe water and sanitation through rainwater harvesting, community water systems and sanitation infrastructure, contributing to healthier living conditions.
16,000+ water structures created and restored



7 AFFORDABLE AND CLEAN ENERGY

We promote renewable energy solutions such as solar lighting, biomass stoves and biogas plants, enabling reliable energy access in remote communities.
5,000+ villages supported with clean and renewable energy



8 DECENT WORK AND ECONOMIC GROWTH

Skill training and livelihood programmes focus on enhancing employability and supporting entrepreneurship, including future-ready skills and rural enterprise development.
2 lakh youth given placement-linked training



13 CLIMATE ACTION

Environmental sustainability initiatives focus on afforestation, water conservation and adoption of climate-resilient practices to strengthen community resilience.
800+ villages covered under waste management initiatives



15 LIFE ON LAND

We support ecosystem restoration and biodiversity conservation through reforestation and sustainable land-use practices.
95 lakh trees planted.



SOCIAL – COMMUNITY



Impact at a Glance

11,000+
VILLAGES COVERED

17 lakh+
HOUSEHOLDS IMPACTED

Rural Development

STRENGTHENING VILLAGES FROM WITHIN

Rural progress is shaped by many connected needs. A family's income, access to water, natural resources, climate resilience and basic services often influence one another. These challenges can be deeper in marginalised, tribal and difficult-to-reach communities. Through the Holistic Rural Development Programme (HRDP), we respond to these realities with an integrated and locally relevant approach.

Our work focuses on strengthening the foundations of rural well-being. This includes sustainable livelihoods, water and natural resource management, women's economic participation and community-led infrastructure. The programme is aligned with government initiatives and supports last-mile delivery through local institutions, implementation partners and active community participation.

Interventions are shaped by the needs of each region. In arid areas, we support water conservation and climate-resilient agriculture. In forested regions, the focus includes agro-forestry and livelihoods linked to non-timber forest produce. In flood-prone geographies, diversified farming systems help reduce vulnerability and support income stability. Across these efforts, we work to help marginalised and tribal communities access resources, entitlements and livelihood opportunities.

HRDP, our flagship CSR initiative, is anchored in **four connected areas:**

	Focus
SOCIAL MOBILISATION	Engaging communities and preparing participatory **Village Development Plans** based on local priorities
CAPACITY BUILDING	Strengthening the **technical, financial and institutional capabilities** of farmers, self-help groups and rural youth
SUSTAINABLE LIVELIHOODS	Promoting **diversified and climate-resilient income models** across agriculture and allied sectors, with market and institutional linkages
AWARENESS AND ACCESS	**Improving awareness and access** to government schemes, entitlements and local governance processes

By combining community participation with practical rural solutions, HRDP helps build villages that are more resilient, inclusive and self-reliant. The approach supports sustainable economic growth, strengthens adaptive capacity and enables long-term socio-economic development from within the community.

IMPACT FY2025-26
ASSESSMENT HIGHLIGHTS

HDFC Bank Parivartan conducted impact assessment studies for 66 Holistic Rural Development projects. We found that:

Integrated rural development models delivered broad-based gains by combining water security, agriculture, livelihoods, sanitation and institution-building. Across multiple regions, **70–95 per cent** of households adopted improved agricultural practices. Many projects reported **30–70 per cent increases** in yield or household income.

Water interventions improved irrigation access for **80–100 per cent of beneficiary** households, enabling multi-cropping and reduction in fallow land. Livelihood diversification through livestock, enterprises and non-farm income activities **benefited 60–85 per cent** of households in several projects. Community institutions such as SHGs and village committees were active and functional in **70–95 per cent** of locations, reinforcing local ownership and sustainability.

IMPACT STORY

CULTIVATING SUSTAINABLE HORTICULTURE IN TELANGANA

In **Mothuguda** village, Telangana, HDFC Bank Parivartan in partnership with CYDA, launched a horticulture plantation project under its Natural Resource Management initiative to promote fruit cultivation and improve soil health.

Mr. Jadi Sankar was selected for the intervention due to his willingness to adopt new practices and the suitability of his land. On his one-acre plot, 75 fruit trees were planted, supported by bio-fertilisers such as vermicompost and neem oil.

The plantation has started showing encouraging results, with visible improvement in soil quality and crop growth. Mr Sankar has also emerged as a role model in his village, encouraging other farmers to consider sustainable horticulture practices.



IMPACT STORY

INCREASING FARM PRODUCTIVITY THROUGH BETTER IRRIGATION AND CROP DIVERSIFICATION IN MADHYA PRADESH

In **Padlya Mal** village, Madhya Pradesh, Mr. Suresh Devda struggled with limited irrigation access and low farm productivity. Although he cultivated wheat and maize on his five-acre farm, his income remained uncertain, requiring him to also work as a daily wage labourer. To strengthen his livelihood, HDFC Bank Parivartan, in partnership with Indo Global Social Service Society (IGSSS), supported him with wire fencing, moringa seeds, poly bags, a secateur and a leaf-carrying cart. The support helped improve farm management and enabled better use of available water. Mr. Suresh has now allocated one acre to moringa and diversified into crops such as green chilli, brinjal, spinach, cauliflower, ginger and onion. His moringa produce will be marketed through the **Patalda Moringa Enterprise,** helping improve income opportunities and livelihood security.



IMPACT STORY

ENHANCING FAMILY NUTRITION THROUGH MULTILAYER CROPPING IN KARNATAKA

In **Gotkhandaki** village, Karnataka, HDFC Bank Parivartan in partnership with Watershed Organisation Trust (WOTR), supported a multilayer cropping model on a 40x60 ft plot to improve household nutrition and promote sustainable farming. The Konyal adopted the model after structured training and regular technical guidance. He received an input kit comprising vegetable seeds, fruit and flower saplings, and a rain pipe irrigation system to support efficient water use.

The intervention improved access to fresh and diverse produce, strengthened household food security and reduced cultivation costs through vermicompost and organic formulations. It also generated additional income through the sale of harvested produce.

The model now serves as a community example, showing how small plots can support better nutrition, sustainable farming and improved livelihood outcomes.



IMPACT STORY

CREATING INCOME OPPORTUNITIES THROUGH CROP DIVERSIFICATION IN MURSHIDABAD, WEST BENGAL

In Lakhipur village, Murshidabad district, West Bengal, Mr. Sunil Mandal earlier depended on paddy cultivation. Despite sustained effort, the returns remained limited. With support from HDFC Bank Parivartan and Ambuja Foundation, he shifted to brinjal cultivation on his 0.5 *bigha* of land. The transition helped him move towards a more reliable income source.

So far, Mr. Sunil has harvested and sold 140 kg of brinjal, earning ₹ 11,200. He is expected to harvest another 600-700 kg in the coming months. Access to local markets and an aggregator-supported supply channel has improved price visibility and assured buyer access, helping him plan harvest and sales more effectively.







Education

Impact at a Glance

3,400+
SMART SCHOOLS ESTABLISHED

8 lakh+
STUDENTS REACHED THROUGH TECHNOLOGY-ENABLED EDUCATION

930
LIBRARIES CREATED

35,000+
SCHOLARSHIPS AWARDED

HELPING CHILDREN LEARN, STAY AND GROW

Education opens the door to opportunity. India has made strong progress in school enrolment, yet many children still need support to learn at the right level. Gaps in foundational literacy, numeracy and grade-level comprehension continue to affect learning outcomes, especially for first-generation learners and children in underserved geographies.

HDFC Bank's education initiatives under Parivartan are designed to strengthen existing school systems and improve the quality of learning. The approach is aligned with the National Education Policy 2020 and focuses on foundational learning, equitable access, teacher enablement and the thoughtful use of technology. It is centred on a simple belief: children must not only come to school, they must feel supported, learn with confidence and be able to continue their education with dignity.

The programme supports government and government-aided schools in creating more enabling learning spaces. Classrooms are strengthened with smart boards, projectors and digital content platforms, while teachers are trained to use technology as an effective learning aid. Essential infrastructure, such as functional toilets, clean drinking water, seating, school repairs, and solar lighting, is also provided where required. Complementing this are learning corners, libraries and activity-based spaces that make schools more engaging and interactive.

These physical and digital improvements are matched by a rigorous focus on learning outcomes, particularly in early years. Interventions help identify gaps in foundational literacy and numeracy, provide age-appropriate learning materials and support teachers with child-centric, interactive teaching methods. These efforts help children build stronger basics and progress through school with greater confidence, reflected in better attendance retention, transition and academic performance.

Scholarship support complements this work by helping deserving students continue their education during times of financial difficulty. Under the **Education Crisis Scholarship Support (ECSS) programme,** meritorious students from underprivileged backgrounds receive financial assistance from secondary school to higher education. The process is transparent, renewals are linked to performance and in many cases, students are also connected with mentoring support.

Together, these efforts help children access better learning opportunities and move ahead with confidence.

CASE STORY

STEM FOR EVERY CHILD: MAKING SCIENCE LEARNING HANDS-ON AND INCLUSIVE

HDFC Bank, through Parivartan, is helping young learners engage with science in a more practical, accessible and inspiring way. The focus is to take STEM education beyond textbooks and bring it closer to students, especially in schools with limited laboratory infrastructure and special education institutions.

In partnership with Agastya International Foundation, the Bank launched a STEM programme across 11 districts in Maharashtra, including Nagpur, Nashik, Pune and Chhatrapati Sambhaji Nagar. The initiative includes eight science centres and three integrated mobile science labs. A Mobile Innovation Lab, equipped with 3D printers and microcontrollers, introduces students from classes 7 to 9 to coding, algorithmic thinking and design-based learning through a 16-module curriculum, reaching 12,000 government school students.

Another programme focuses on inclusive learning. Through the "Learning Without Limits" initiative with Samarthanam Trust for the Disabled, 35 Accessible STEM Labs are being established in schools for the hearing impaired in five states viz., West Bengal, Karnataka, Tamil Nadu, Maharashtra, Jharkhand and Odisha. STEM content is adapted and interpreted in sign language, while over 200 teachers are being trained in assistive technology and inclusive teaching practices. The initiative directly supports more than 2,900 speech and hearing-impaired students.

To spark curiosity in emerging areas of science, HDFC Bank has also collaborated with Ambuja Foundation to set up advanced Astronomy and Space Labs in Uttar Pradesh. These include an Astronomy Lab at Army Public School, Lucknow, with ISRO-aligned models, and a Space Lab at Raj Bhavan, Lucknow, accessible to children of staff and visiting students from government and private schools.

Together, these initiatives are helping children learn by doing, ask better questions and build confidence in science. They also make STEM education more inclusive, ensuring that curiosity and opportunity are not limited by geography, infrastructure or ability.

CASE STORY

BUILDING CAPACITY IN CLASSROOMS

Teachers play a vital role in shaping how children learn, think and respond to the world around them. Through Parivartan, HDFC Bank has supported focused teacher training programmes to strengthen classroom delivery, improve student engagement and build local capacity across different learning environments.

In partnership with Gorakhpur Environmental Action Group (GEAG), Yuva Parivartan and Agastya International Foundation, training programmes were conducted across Uttar Pradesh, Telangana and Maharashtra.

In Gorakhpur, Uttar Pradesh, teachers were guided to prepare action plans for making their schools more climate resilient. In Warangal, Telangana, educators participated in a Training of Trainers programme focused on communication, professional conduct and livelihood engagement.

In Pune and Raigad, Maharashtra, training sessions introduced interactive and hands-on approaches to science and design thinking. These methods helped teachers make classroom learning more engaging, practical and relevant for students.

Together, these initiatives are helping educators move beyond conventional teaching methods and build classrooms that are more participative, responsive and future-ready.

CASE STORY

CREATING SMARTER LEARNING SPACES

HDFC Bank Parivartan is helping transform government and government-aided schools into more modern, inclusive and engaging learning spaces. Working with NGO partners and school authorities, the initiative supports smart boards, projectors, digital content platforms, teacher training and activity-based learning spaces aligned with the spirit ot NEP 2020. Across states, the interventions are improving how children experience learning:

Chhattisgarh: In Bagicha block, government schools were equipped with smart classrooms, interactive boards and licensed digital content through SRIJAN.

Madhya Pradesh: With Abhyuday Sansthan, schools in Chanderi block were developed as smart schools with classrooms, libraries, sports kits and drinking water facilities.

Assam: At Pub Paka Bodo M.E. School, digital boards, audio-visual lessons and interactive modules were introduced with Gramya Vikash Mancha.

Uttar Pradesh: In association with social development organisation, People's Action for National Integration (PANI), schools were upgraded with digital classrooms, libraries, science labs, drinking water and sanitation facilities.

These efforts are helping bridge learning gaps by making classrooms more interactive, practical and supportive for students.



IMPACT FY2025-26 ASSESSMENT HIGHLIGHTS

HDFC Bank Parivartan conducted impact assessment studies for 20 education projects. We found that:

Education interventions delivered meaningful improvements in access, continuity and learning environments. Scholarship programmes supported **7,735 students**, enabling many to continue higher education and complete desired courses. Around **64 per cent of scholarship beneficiaries** were able to complete targeted academic programmes due to financial support, while **42 per cent** were identified as being at risk **of discontinuation without assistance**. School infrastructure projects improved classroom conditions, sanitation facilities and attendance levels across beneficiary schools. Digital learning, remedial education and teacher support initiatives strengthened classroom engagement, with 30 per cent of teachers receiving comprehensive training packages in some programmes. Overall, education investments expanded opportunities for thousands of students.



Skill Training and Livelihood Enhancement

Impact at a Glance

2 lakh+
YOUTH SUPPORTED THROUGH FORMAL SKILL TRAINING PROGRAMMES

7 lakh+
INDIVIDUALS REACHED THROUGH LIVELIHOOD PROGRAMMES

15,000+
COMMUNITY INSTITUTIONS STRENGTHENED

20,000+
COMMUNITY-ENTERPRISES SUPPORTED

BUILDING SKILLS, STRENGTHENING LIVELIHOODS

Livelihoods form the foundation of resilient communities. Under Parivartan, HDFC Bank works closely with communities across India to enable income generation that is rooted in local contexts and sustained over time.

Many individuals begin their livelihood journeys with limited resources such as a small piece of land, basic tools, or short-term training. Meaningful change is achieved when these starting points evolve into stable income streams and long-term economic security. This transformation is visible when farmers improve productivity through better practices, when self-help groups grow into enterprises and when individuals transition from informal work to more structured livelihoods.

Our approach focuses on building capabilities, strengthening community institutions and supporting micro-enterprises ensuring that opportunities are created within communities, rather than introduced externally.

This helps farmers improve income through sustainable practices, enables youth to prepare for employment and

supports women, artisans and small entrepreneurs in building enterprises that can grow over time.

Formal skilling is delivered through certified training centres and industry-aligned partners, including NSDC-affiliated institutions. Young people are trained in areas such as electrical work, solar technology, healthcare assistance, retail, hospitality, welding, plumbing, logistics, banking, insurance, digital financial services, EV maintenance, IT-ITES, data and AI-related skills. These programmes include soft skills, digital literacy, financial literacy, industry exposure and placement support.

In rural and semi-urban communities, we also support skills that can lead to self-employment and enhance household-level income. Training areas include tailoring, embroidery, handloom work, food processing, home-based packaging, poultry, goat-rearing, dairy management, mushroom farming, organic kitchen gardens, incense-making, mobile repair and basic digital services. Alongside the training, we support the establishment of micro enterprises for these products, providing end to end value chain support, from improved farming practices and higher yields to processing, to quality enhancement, packaging, branding and market linkages. This is complemented by additional assistance such as toolkits, mentoring, group



SOCIAL – COMMUNITY

formation and facilitation of access to government schemes or working capital.

Community institutions play an important role in sustaining livelihood outcomes. We work to strengthen self-help groups, farmer producer organisations, water user groups, village development committees, sanitation committees and local market committees. These groups help communities organise better, manage resources, access support systems and build collective confidence.

Across these initiatives, the approach remains simple. We support people with skills, connect them to opportunities and strengthen the systems around them. This helps livelihoods become more stable, inclusive and locally owned.



IMPACT STORY

SKILL TRAINING: BUILDING AN INCLUSIVE FUTURE WORKFORCE- RAJASTHAN

To strengthen youth employability, HDFC Bank Parivartan launched the **Parivartan Skill Academy in Jaipur,** in partnership with **Ambuja Foundation**. The academy is equipped to train **960 youth every year** through courses aligned with the National Skills Qualifications Framework (NSQF).

The centre was inaugurated by Shri. Avinash Gehlot, Hon'ble Cabinet Minister, Ministry of Social Justice and Empowerment.

Designed around practical and industry-relevant learning, the academy aims to improve employability across sectors. With a placement target of at least 70 per cent and over 30 industry partners onboard, the initiative also focuses on inclusive outreach, especially for young women and marginalised communities.

During FY 2025-26, new skill centres and courses were also launched across several locations, including Meerut, Bareilly, Nagpur, Vadodara, Ranchi, Deoghar, Barasat, Malda, Jammu, Chhatrapati Sambhajinagar, Bilaspur, Mahasamund, Bengaluru, Kolar, Delhi and Bhiwadi, with partners such as Nasscom Foundation, Smile Foundation, Pratham Education Foundation, Ambuja Foundation, Ramky Foundation, CBM India Trust and the Electronics Sector Skills Council of India.





IMPACT STORY

PRIYANKA JAYRAM GAUTAM (MUMBAI, MAHARASHTRA)

Priyanka Jayram Gautam, a young woman from Mumbai, faced financial challenges and had limited opportunities. Stable employment seemed difficult to achieve.

Through Bright Future's training programme, supported by HDFC Bank Parivartan, she gained workplace readiness, communication and confidence-building skills. The programme also supported her transition into employment, helping her secure a job at KidZania.

Today, Priyanka earns a steady income while continuing her higher education. Her journey reflects how focused skilling can help urban youth, especially young women, move towards financial independence, confidence and long-term socio-economic mobility.

IMPACT STORY

EMPOWERING THE NEXT GENERATION OF ATHLETES

HDFC Bank Parivartan supported the upgrade of sports infrastructure in Haryana and Uttar Pradesh under the Sports RISE programme, implemented in partnership with Plan India and the Sports, Physical Education, Fitness and Leisure Skills Council.

In Panchkula, a Centre of Excellence for Pentathlon was established at Tau Devi Lal Stadium and Gymkhana Club. The facility includes a 10-lane indoor shooting range, obstacle course, swimming set-up and resource centre, designed to train 40 young athletes.

In Karnal, PM Shri Government Senior Secondary School, Nilokheri was upgraded with a covered badminton court, boxing ring, basketball court, solar lighting, changing rooms, washrooms and a sports resource centre. These facilities will benefit over 400 students.

In Baghpat, key sports infrastructure projects were developed and upgraded in collaboration with the Sports & Fitness Skill Council, strengthening access to structured sports facilities for young learners.



IMPACT FY2025-26
ASSESSMENT HIGHLIGHTS

HDFC Bank Parivartan conducted impact assessment studies for 15 skill training projects. We found that:

Skilling programmes generated strong results in youth employability, confidence and income generation. Training completion rates stood at around 85 per cent, reflecting high participant engagement. Approximately 74 per cent of trainees reported improved employability skills such as communication, digital literacy and interview readiness.

Placement rates averaged 45 per cent, with several high-performing projects achieving 70 - 90 per cent placement outcomes. Median monthly income among employed candidates was around ₹ 15,000, representing nearly 1.9 times improvement in earning potential post-training. Women accounted for around 56 per cent of participants, while more than 1,000 youth with disabilities were also trained through inclusive skilling initiatives.

LIVELIHOODS

IMPACT STORY

STRENGTHENING THE APRICOT VALUE CHAIN IN LADAKH

In the Sham Valley across Leh and Kargil districts, HDFC Bank Parivartan and Himmotthan Society are supporting apricot farmers with improved post-harvest practices. The initiative has supported 300 members of the Sham valley Apricot Farmer Producer Organisation. Solar dryers and harvesting nets were introduced to improve drying quality, reduce wastage and strengthen market readiness. By improving processing and product quality, the intervention is helping farmers earn better value from their produce and build a more sustainable livelihood model in Ladakh's challenging terrain.



IMPACT STORY

SCIENTIFIC PIG REARING BUILDS RURAL ENTERPRISE - ASSAM

In Barpeta district, Assam, Mr Ramesh Boro strengthened his pig farming venture through livelihood support under HDFC Bank Parivartan, implemented with Gramya Vikash Mancha.

He received livestock assistance and training in scientific pig rearing through Krishi Vigyan Kendra, Barpeta. The training helped him adopt improved practices and expand his piggery unit.

Today, he earns over ₹ 1,00,000 annually through the sale of piglets and finishers, with a net income of around ₹ 80,000. His progress shows how training, livestock support and institutional guidance can support rural entrepreneurship.



IMPACT STORY

WOMEN ARTISANS TAKE LOCAL CRAFT TO A NATIONAL PLATFORM-HIMACHAL PRADESH

In Himachal Pradesh, women artisans from the Rajnagar centre turned their skill training into national recognition. Through HDFC Bank Parivartan's Skill Training Programme, implemented with Ashray Foundation, they contributed to creating the national costume for Miss Universe. The costume was conceptualised by designer Ms. Tanishvi Thakur and crafted under the mentorship of expert artisan Mr Anthony Alfonso. Inspired by "One Town, One People - A Vision trom Kangra", it brought together Kangra paintings, a Himachali cap, Tibetan motifs, Gaddi jewellery and a Gorkhali khukri. The initiative gave women artisans a platform to apply their skills. showcase regional heritage and gain exposure beyond their local markets.





IMPACT STORY

POULTRY FARMING SUPPORTS INCOME AND EDUCATION-ODISHA

Ms Sasmita Mallick from Kamasasan village in Jagatsinghpur, Odisha, relied mainly on seasonal paddy cultivation with her family. While farming supported food security, household expenses and her son's education remained difficult to manage.

Through the Livelihood Enhancement Programme, supported by HDFC Bank Parivartan with Harsha Trust, she adopted backyard poultry farming. She received a poultry shed worth ₹11,000 helping reduce bird mortality and improve productivity. Starting with 28 chicks and later adding 35 more, she invested ₹3,270 and earned ₹23,000 over four months. Encouraged by the progress, she has added more birds and now contributes to her household income and her son's education.



HANDLOOM AND HANDICRAFT

IMPACT STORY

BUILDING PATHWAYS FOR CREATIVITY AND PROGRESS

HDFC Bank Parivartan supports artisans by strengthening skills, improving access to materials, enhancing production capabilities and expanding market opportunities. These interventions help traditional craft communities improve visibility, income and self-reliance.

In **Odisha,** women artisans in Cuttack and Puri are being supported to promote Talapatrachitra, a traditional palm-leaf art form known for its intricate craftsmanship and natural colours.

In **Assam,** women weavers in Guwahati received training, weaving tools and market access support in partnership with FXB India Suraksha, helping promote their collective brand, Mahura Weaves.

In **Madhya Pradesh,** over **500 weavers** in Pranpur were supported through training, capacity building and market linkages with Abhyuday Sansthan, helping them move towards independent enterprise.

In **Jammu and Kashmir,** over **300 weavers** from Bandipora and Baramulla are being supported to revive the traditional hand-knotted carpet industry and improve income opportunities.

In **Maharashtra,** women farmers are creating biodegradable products such as baskets, trays and planters using locally available grasses and leaves, linking livelihood creation with sustainable materials.



Impact at a Glance

1,340+

VILLAGES SUPPORTED WITH
ACCESS TO CLEAN DRINKING
WATER

820+

VILLAGES AND URBAN LOCAL
BODIES SUPPORTED WITH
WASTE MANAGEMENT SYSTEMS

Healthcare and Hygiene

SUPPORTING HEALTH, DIGNITY AND EVERYDAY WELL-BEING

Access to healthcare, hygiene, and a clean environment is fundamental to living a life of dignity. Yet, many communities continue to face gaps in safe drinking water, sanitation, waste management and timely healthcare. Beyond physical well-being, these gaps create a ripple effect that weakens nutrition, education and livelihoods. The impact is most acute on vulnerable populations including women, children, the elderly and persons with disabilities.

Parivartan addresses these challenges through an integrated approach that combines access, equity and long-term sustainability. The focus is on strengthening community systems, improving essential infrastructure and encouraging change in everyday behaviour. Interventions are shaped with participation from communities, Gram Panchayats, self-help groups, sanitation committees, local governments and implementation partners so that the solutions are practical, locally managed and built to last.

Solid waste management is a critical area of work, especially in rural and semi-urban regions where open dumping, burning and limited segregation continue to affect public health and the environment. The programme supports decentralised waste management through community awareness, door-to-door collection, segregation, composting, vermi pits and dry waste recovery. In select urban areas, Material Recovery Facilities (MRF) help manage recyclable waste and reduce landfill pressure. Waste workers are also trained and supported to become part of more organised and formal systems.

Complementing these sanitation efforts, access to safe drinking water remains equally vital. Many villages still depend on open wells, untreated borewells or seasonal sources. Based on local water quality and need, Parivartan supports mini water purification plants, including UV, RO and multi-stage filtration systems, along with community water tanks, tap connections and water quality testing. Water User Groups are trained to manage and maintain these systems. In many locations, existing water infrastructure is revived or strengthened rather than replaced.



SOCIAL – COMMUNITY

Beyond preventive measures, strengthening medical infrastructure is essential to ensure timely care. Public health support is designed to strengthen existing systems. Government hospitals, Primary Health Centres (PHC) and Community Health Centres (CHC) are supported with demand-based infrastructure such as beds, diagnostic machines, oxygen support equipment, ambulances, cold chain infrastructure, maternal and childcare equipment and digital tools for record-keeping and service delivery. This support is guided by field assessments and discussions with local health authorities. In some districts, small but critical infrastructure support has helped restart essential services such as lab testing and emergency care.

To extend this reach into communities where healthcare remains difficult to access, we have deployed Mobile Medical Units. Staffed by qualified doctors and paramedics, these units provide basic OPD consultations, medicines, screenings for conditions such as hypertension, diabetes and anaemia, referrals to public health facilities and awareness sessions on hygiene, nutrition, menstrual health and non-communicable diseases. They operate on fixed routes across interior villages, tribal belts and urban slums, often working with Accredited Social Health Activists (ASHAs) and Auxiliary Nurse Midwifes (ANMs) to improve follow-up and continuity of care.

Ensuring no community member is left behind, the programme also supports persons with disabilities through expert-led screening and measurement camps. Beneficiaries receive prosthetic limbs, orthotic supports, hearing aids and walking aids. Camps are designed to be accessible, respectful and inclusive, with local administration helping reach beneficiaries even in remote areas.

Across these efforts, the intent is clear: to make essential services easier to access, reduce everyday barriers and help communities live with better health, dignity and confidence.

IMPACT STORY

SAFE DRINKING WATER INITIATIVE — JAGATSINGHPUR, ODISHA

In Jagatsinghpur district, Odisha, many rural communities depended on deep borewells with high Total Dissolved Solids (TDS) making safe drinking water difficult to access and privately supplied water unaffordable tor several households.

To address this, HDFC Bank Parivartan, in partnership with Harsha Trust, established 12 community-managed RO plants across the district. The initiative now covers over 50 villages and supports more than 3,000 households with access to safe drinking water at an affordable cost. The model also strengthened local ownership. Twelve women Self-Help Groups were trained to manage daily operations. Distribution was supported through 1,260 water cans of 20-litre capacity and four battery-operated vehicles, enabling water delivery across larger villages and nearby habitations.

The initiative has improved access to safe drinking water while creating a community-led model for long-term management.



IMPACT STORY

BRINGING HEALTHCARE ON-THE-GO TO UNDERSERVED COMMUNITIES

Access to timely healthcare can be difficult in remote and hilly regions, where distance, terrain and pressure on existing health systems often delay essential care. To address this gap, HDFC Bank Parivartan partnered with Smile Foundation to launch eight Mobile Medical Units across select communities in Jammu & Kashmir, Ladakh, Punjab and Uttarakhand, reaching nearly 4 lakh people.

Each Mobile Medical unit is designed to deliver primary healthcare closer to communities. Services include OPD consultations, diagnostics, free medicines and referrals to PHCs and CHCs.

These efforts help communities build healthier everyday practices while improving access to basic and specialised healthcare support. Similar mobile healthcare services are also being implemented in Hyderabad, Tirupati and Paderu with Smile Foundation, and in Chennai, Coimbatore, Bengaluru, Sangareddy, Nizamabad, Dharmapuri, NTR and Guntur with Ramky Foundation.



IMPACT STORY

STRENGTHENING HEALTH ACCESS IN REMOTE REGIONS THROUGH INTEGRATED INFRASTRUCTURE AND OUTREACH

To improve access to quality healthcare, HDFC Bank Parivartan supported a mix of health infrastructure upgrades and community outreach across multiple states. In Assam, in partnership with Gramya Vikash Mancha and FXB India Suraksha, the Maripur Health Centre in Barpeta was upgraded into a Health and Wellness Centre. This helped increase patient footfall and expand screening for non-communicable diseases. The Bhotpukhuri Ayushman Arogya Mandir in Darrang, serving 2,770 households across 10 villages, was also renovated to strengthen infrastructure, accessibility, hygiene and basic medical facilities.

Together, these initiatives strengthened healthcare access by improving facilities, enabling early screening and reaching communities closer to where they live.



SOCIAL – COMMUNITY

IMPACT STORY

STRENGTHENING RURAL WATER SECURITY AND WASTE MANAGEMENT IN PALGHAR, MAHARASHTRA

In Palghar district, Maharashtra, HDFC Bank Parivartan is supporting a systems-led initiative to improve drinking water security and waste management across **50 villages** in **Mokhada, Dahanu and Palghar blocks**.

Implemented by **CEPT Research and Development Foundation (CRDF)**, the project focuses on strengthening local government institutions rather than creating standalone assets. It complements national programmes by building technical and implementation capacity at the district and village levels including rainwater harvesting, mini-piped water supply systems for remote habitations, revival and construction of wells, water quality monitoring, digital water management systems and cluster-level waste processing facilities, with a focus on plastic waste.

Key interventions: The project follows a demonstration-based model to show how practical solutions can be scaled through existing government schemes. By acting as a technical support unit for district and local governance bodies, it strengthens capacity, encourages community participation and promotes long-term local ownership.


RUR



Impact at a Glance

5,000+
VILLAGES SUPPORTED
WITH RENEWABLE ENERGY
SOLUTIONS

95 lakh
TREES PLANTED ACROSS
PROGRAMME GEOGRAPHIES

16,000+
WATER CONSERVATION
STRUCTURES CREATED OR
REVIVED

Natural Resource Management

STRENGTHENING COMMUNITIES THROUGH NATURE-LED SOLUTIONS

Across India's diverse landscapes, communities have long depended on nature-aligned practices for water, soil, energy and farming. With rising climate variability, these traditional systems need to be strengthened with scientific methods, appropriate technology and active community participation. Our natural resource management approach is built around this balance.

We focus on restoring land, conserving water, promoting clean energy, supporting chemical-free farming and improving green cover. The intent is to help communities use local resources more productively while protecting the natural systems they depend on. Each intervention is shaped by the local terrain, climate, cropping pattern and community need.

A key area of work is bringing underused land back into productive use. We support land restoration through trenching, stone bunding, farm bunding, contour bunding and laser levelling. These measures reduce erosion, retain soil moisture and prepare land for cultivation. Farmers are also supported with natural farming practices, organic manure systems such as NADEP pits and vermicompost pits, biogas plants, seed banks, drip and sprinkler irrigation, wire fencing, wild animal repellents and protected cultivation through trellis systems and polyhouses.

Land development is linked with livelihood support. Farmers receive training on crop selection, pest management and water budgeting. Exposure visits to demonstration farms and agri-innovation centres help them learn practical methods. Community institutions such as farmer producer groups, self-help groups, water user committees and village associations are strengthened to support land and water management. Market linkages and convergence with government schemes further help improve income potential.

Water conservation is designed differently for different geographies. In drought-prone areas, we support check dams, percolation tanks and ponds. In flood-prone belts, *nala* deepening and widening help manage excess water. In hilly areas, gabion structures and contour trenches reduce runoff and erosion. Other interventions include lift irrigation, recharge wells, field channels, bund strengthening and ice stupas in Ladakh to store and release water during early sowing. Rainwater harvesting systems are also created in schools, health centres and homes.



SOCIAL – COMMUNITY

The programme also supports practical water access and storage solutions. These include ferrocement tanks, overhead tanks, open wells, borewells, farm ponds, stop dams, anicuts, gully plugs, well repair, hand pump installation and jal minars for decentralised distribution. These assets are planned with communities and linked to the local crop cycle. Water User Groups are trained in maintenance, water budgeting and responsible use so that the systems remain functional and locally owned.

Clean energy is integrated as an enabler of daily life and livelihoods. We support solar lights and microgrids for energy-deprived hamlets, solar purification systems in fluoride-affected areas, solar pumps for off-grid irrigation, solar dryers to reduce post-harvest losses and biogas stoves that reduce dependence on firewood.

Plantation and ecological restoration form another important part of this work. Our approach includes agroforestry on farm bunds and community land, native species plantation, seedball drives and community forestry. Plantation efforts are linked with water structures wherever possible to improve survival and support long-term biodiversity.

Across these interventions, our focus remains on resilience. By combining local wisdom, community ownership and practical solutions, we help rural households protect natural resources, improve productivity and adapt better to changing climate conditions.



IMPACT FY2025-26
ASSESSMENT HIGHLIGHTS

HDFC Bank Parivartan conducted impact assessment studies for 12 natural resource management projects.

Agriculture and Natural Resource Management interventions emerged as one of the highest-performing themes. Water conservation, irrigation systems, watershed assets and farm productivity initiatives created substantial benefits for rural households. Between **90–100 per cent** of farmers in several projects reported **improved access to water** for irrigation. Irrigation costs **reduced by** **40–50 per cent**, while irrigated area doubled in multiple locations. Adoption of improved agricultural practices such as better seeds, mulching, drip irrigation and organic inputs ranged between 80–98%. Farmers diversified into vegetables, horticulture and fodder cultivation, leading to annual income increases ranging from ₹**20,000 to** ₹**2 lakh** depending on crop and geography. Women's participation in agriculture and allied interventions was also very strong, with **79–100 per cent engagement** in some projects.

IMPACT STORY

TRANSFORMING FARMING THROUGH CLIMATE-RESILIENT WATER ECOSYSTEMS

HDFC Bank Parivartan has partnered with PRADAN to implement the Water, Agriculture and Transformative Ecological Resilience (WATER) initiative, across climate-vulnerable regions of Central India. The programme supports smallholder and tribal farming communities by improving year-round water access and enabling climate-adaptive agriculture.

The initiative combines water harvesting and irrigation solutions such as solar lift irrigation systems, farm ponds, dug wells, ring wells, earthen tanks and diversion-based irrigation. These are supported by efficient farming practices, including micro irrigation, shade net houses, bio-input resource centres and multilayer farming.

Community ownership is central to the programme.

Women's Self-Help Groups and Water User Associations lead Participatory Village Action Plans, ensuring that each intervention is rooted in local needs and sustained by the community. GIS-based planning and convergence with schemes such as MGNREGS further strengthen reach and long-term impact.

The field learnings from the programme have also been consolidated into a **practical manual** on irrigation planning, responsible water management and climate preparedness. Launched in the presence of the Secretary, Ministry of Rural Development, the manual serves as a resource for practitioners, government officials and community leaders working on rural resilience.



IMPACT STORY

SOLAR-POWERED PUMP - RESOLVING WATER SCARCITY IN BHATPURA

In **Bhatpura village** in Gwalior district, Madhya Pradesh, **35 families** faced frequent disruptions in drinking water access due to drying borewells, damaged hand pumps and irregular electricity supply.

To address this challenge, HDFC Bank Parivartan, in partnership with Mahatma Gandhi Seva Ashram, installed a 5 HP solar pump. While initially planned to support irrigation, the system gradually became a dependable source of water for household use as well.

The solar pump has reduced dependence on unreliable hand pumps, borewells and electricity-based systems. Today, all 35 households in Bhatpura have more consistent access to water for their daily needs.



IMPACT STORY

SUSTAINABLE WATER SOLUTIONS TRANSFORM FARMING IN GITTAMPATTI, TAMIL NADU

In **Gittampatti** village, Tamil Nadu, Mr. Ilanchezhiyan owned **2 acres of farmland,** of which **1 acre remained uncultivable** due to limited water access.

To improve irrigation, HDFC Bank Parivartan, in partnership with Mysore Resettlement and Development Agency (MYRADA), supported the construction of 250 cubic metre farm pond. Mahogany saplings were also planted along the bunds to strengthen environmental sustainability.

The farm pond enabled water storage of up to 250 kilolitres, improving irrigation availability. As a result, Mr. Ilanchezhiyan brought 35 cents of previously uncultivable land under paddy cultivation. Within four months, he harvested 380 kg of paddy and earned an additional income of ₹ 10,000.

Encouraged by this progress. he now plans to cultivate the remaining 1 acre plot during the next monsoon.





Impact at a Glance

1.80 lakh

FINANCIAL LITERACY CAMPS
(FLCs) CONDUCTED IN FY 2025-26

Financial Literacy and Inclusion

BUILDING CONFIDENCE FOR EVERYDAY FINANCIAL DECISIONS

India has made strong progress in expanding access to formal finance through bank accounts, digital payments, UPI and mobile banking. Yet access becomes truly meaningful only when people understand how to use these services safely and confidently. Without awareness, first-time users can remain vulnerable to fraud, misinformation and poor financial choices.

Through our financial literacy and inclusion initiatives, we work to build everyday financial confidence. Sessions are conducted with women's self-help groups, students, college youth, farmers, micro-entrepreneurs, daily wage earners, first-time bank users and senior citizens. These sessions are language-appropriate and locally relevant. They cover practical topics such as savings accounts, interest, KYC, ATM usage, UPI, netbanking, budgeting, managing irregular income, recognising cyber fraud and accessing entitlements, schemes and pensions.

Our branch teams, employees and implementation partners play an important role in taking this knowledge to communities. The approach is simple. We meet people where they are and explain finance in a way that is useful for daily life. The focus is not only on awareness, but on helping individuals make informed decisions, protect themselves from risk and use formal financial services with trust.



SOCIAL – COMMUNITY



Vigil Aunty Campaign

As digital payments grow, so do risks such as phishing, QR code scams, fake customer care numbers and UPI fraud. Vigil Aunty makes cyber safety simple and relatable through a familiar, conversational character who explains fraud risks in everyday language. The campaign has reached audiences across social media platforms and regional languages, with strong connect among youth and first-time digital users. Its short, engaging content helps people recognise warning signs early and use digital banking channels more safely.

IMPACT FY2025-26 ASSESSMENT HIGHLIGHTS

During FY 2025-26, 16 livelihood projects were assessed. Enterprise and SHG interventions delivered strong economic and social empowerment outcomes, particularly for women. Around 96 per cent of beneficiaries reported positive impact on their lives and livelihoods. Women in SHG-linked programmes reported increased contribution to household expenditure, stronger savings habits and reduced dependence on informal debt sources. SHGs functioned as platforms for collective action, financial inclusion, confidence building and leadership development. Small enterprises generated supplementary monthly incomes of approximately ₹ 5,000–₹ 8,000, improving household cash flow and resilience. These interventions significantly strengthened women's agency and local economic participation.

SMALL GRANTS PROGRAMME

SUPPORTING LOCAL SOLUTIONS, STRENGTHENING GRASSROOTS IMPACT

Meaningful change often begins with focused efforts that respond to real needs on the ground. The Small Grants Programme supports grassroots organisations that work closely with communities and understand local priorities. These grants help address specific development gaps in a practical, inclusive and timely manner.

In FY 2025-26, the programme supported 69 community-led projects across 64 districts in 17 states, reaching 3,31,657 beneficiaries, including students, youth, women, persons with disabilities and marginalised communities. Anchored by Bharat Cares, the programme continued to support need-based and human-centric development across areas such as digital learning, healthcare access, water conservation, assistive technology, inclusive infrastructure and livelihood-linked skilling.

KEY **FY2025-26** INITIATIVES

- **Inclusive engagement with marginalised communities:** The Bank collaborated with two transgender-led organisations, GAURAV and TWEET India Foundation, reaching around 900 individuals and supporting representation, access and opportunity.

- **Assistive technology for greater independence:** Smart Vision Glasses enabled visually impaired beneficiaries to read textbooks and printed material, identify currency and navigate public spaces with greater confidence.

- **Strengthening foundational learning:** The Yuva SPARKS Braille literacy initiative supported 85 visually impaired students through structured assessments and tailored interventions to improve reading proficiency.

- **Future-ready skilling:** The SparkEV Centre of Excellence was established in the Chennai-Sriperumbudur-Chengalpattu industrial belt through an EV Maintenance Skill Lab in a Government ITI. The initiative will support 200 to 300 students with hands-on training in electric vehicle systems, diagnostics and tools, helping improve employability in the growing green mobility sector.

Through these efforts, the Small Grants Programme has enabled local organisations to take practical solutions to communities that need them most. The approach remains simple: listen to the community, support credible partners and help people access opportunity with dignity.

KEY **FY2025-26** HIGHLIGHTS

69
COMMUNITY-LED PROJECTS

64
DISTRICTS

17
STATES

3,31,657
BENEFICIARIES

900
INDIVIDUALS REACHED THROUGH TRANSGENDER-LED ORGANISATIONS

85
VISUALLY IMPAIRED STUDENTS SUPPORTED THROUGH BRAILLE LITERACY

Focused interventions across 12 Aspirational Districts helped address critical gaps in education, healthcare and livelihoods

IMPACT STORY

GREEN BY HOPE — TURNING TEXTILE WASTE INTO LIVELIHOOD OPPORTUNITY

In Varanasi (Kashi), growing textile waste and plastic pollution pose a serious environmental challenge. Discarded fabric is often dumped or burnt, adding to pollution and increasing pressure on the local ecosystem, including the Ganges.

To address this challenge, HDFC Bank Parivartan in partnership with Hope Welfare Trust supported Green by Hope, a community-led initiative that combines waste management with women's livelihood creation.

The initiative focuses on recycling 5,00,000 kg of discarded fabric and converting it into eco-friendly cotton bags. This helps reduce harmful waste disposal practices while supporting the shift away from single-use plastic. At the same time, 250 women have been organised into Self-Help Groups, known as the Green Army, and trained in fabric recycling, stitching and product finishing.

The programme also conducts awareness sessions across schools, colleges and local communities on waste management, plastic reduction and environmental conservation. By linking environmental action with income generation, the initiative is helping women become active contributors to sustainable change.



IMPACT STORY

INNOVATION SCHOOL FELLOWSHIP: BUILDING FUTURE STEM INNOVATORS

In **Goa**, the Innovation School Fellowship is helping students move beyond classroom learning and build practical solutions for real-world challenges. Implemented by Maker's Asylum Foundation, the five-month programme focuses on experiential learning, design thinking and maker-based innovation.

The fellowship trained students through structured workshops on design thinking, electronics, fabrication and digital prototyping. Students were encouraged to identify social and environmental challenges and develop hardware-based solutions. The programme also provided mentorship, exposure to industry experts and access to a collaborative ecosystem of educators, innovators and practitioners.

A strong focus was placed on inclusion, with scholarships and NGO partnerships enabling participation from diverse and underserved backgrounds. The initiative also encouraged students to align their ideas with the UN Sustainable Development Goals, helping them think about innovation as a tool for long-term social impact.

Through this fellowship, students gained practical skills, built early-stage prototypes and developed the confidence to take their ideas towards incubation and real-world implementation.



PARIVARTAN START-UP GRANTS (9TH EDITION)

BACKING INNOVATION FOR WIDER SOCIAL IMPACT

Innovation can play a powerful role in solving development challenges at scale. The Parivartan Start-up Grants initiative supports high-impact start-ups that are building practical solutions across social, environmental and economic areas. Over the years, the programme has supported more than 500 start-ups in partnership with over 130 incubators and academic institutions across India, helping strengthen the country's ecosystem of purpose-led ventures.

In its 9th edition, the Bank partnered with nine leading institutional incubation centres, including IITs, IIMs, BITS Pilani, IISc, ISB Mohali and T-Works. The programme focused on start-ups working across key thematic areas, including DeepTech, FinTech and financial inclusion, climate-tech and sustainability and advanced manufacturing.

During the year, ₹ 20 crore in grant funding was deployed to 67 high-potential start-ups from these premier ecosystems. The programme received more than 4,000 applications, followed by a rigorous multi-stage evaluation process conducted in-person at partner institutions. The final selection brought together innovation potential, relevance, scalability and expected development impact.

The evaluation process also enabled strong internal engagement. Over 100 senior Bank leaders participated in the assessments, gaining direct exposure to emerging technologies, research-led entrepreneurship and innovation environments within India's leading academic institutions.

Alongside grant support, the Bank strengthened the wider incubation ecosystem through its Incubator Manager Development Programme. This large-scale capacity-building initiative brought together over 100 incubators and used a structured train-the-trainer model to equip incubator managers with stronger capabilities. By supporting both start-ups and the institutions that nurture them, the programme helps deepen India's innovation capacity for long-term impact.



IMPACT STORY

PROMOTING ORGANIC LIVELIHOODS IN THE HIMALAYAN REGION

Across the Himalayan region, HDFC Bank Parivartan is supporting farmers to adopt certified organic farming practices in partnership with **Just Organik**, an organic food brand focused on safe, healthy and sustainable agriculture.

The initiative provides farmers with structured training, certification support, responsible sourcing guidance and continuous handholding. It encourages the use of eco-friendly inputs, improves soil health and strengthens on-farm sustainability.

The programme has supported nearly 15,000 farmers, Farmer Producer Organisations and local NGOs. Farmers have reported 10-15 per cent cost savings, a 15-25 per cent premium for certified organic produce and access to more assured and transparent distribution linkages.

By combining sustainable agriculture with market access, the initiative is helping improve income stability while promoting environmentally responsible cultivation across the region.





IMPACT STORY

STRENGTHENING THE PLASTIC WASTE VALUE CHAIN

HDFC Bank Parivartan is supporting **Green Worms**, a UNESCO-recognised social enterprise, to strengthen plastic waste recovery and recycling through a circular economy model.

Green Worms works at the intersection of waste management and livelihood creation. Its operations cover 139 villages, 10 towns and 3 cities, reaching over one million households. The enterprise has created 691 jobs and formalised 4,200 waste collectors into waste-preneurs, helping improve dignity, income and recognition within the waste value chain.

With HDFC Bank Parivartan's support, the Plastic Waste Recovery and Recycling Initiative aims to improve recyclability by setting up a squeezer washing line and dryer. The project will also build the capacity of waste collection partners, with a focus on women, and expand access to structured waste management systems in more villages.

The initiative is expected to train 2,000 waste collection partners, conduct 20 capacity-building programmes, create 10 new jobs at the recycling unit, recycle 1,800 tonnes of plastic waste annually and expand operations to 20 additional villages. By linking waste recovery with livelihoods, the initiative helps reduce plastic pollution while creating dignified work and supporting a more circular, inclusive economy.

EMPLOYEE ENGAGEMENT AND VOLUNTEER IMPACT PROGRAMME

ENABLING EMPLOYEES TO CONTRIBUTE WITH PURPOSE

Our employees play an important role in taking the spirit of Parivartan closer to communities. Through the **Volunteer Impact Programme**, we encourage colleagues to contribute their time, skills and compassion to causes that matter. The programme is structured, yet flexible. It offers opportunities across locations, interest areas and formats, making volunteering accessible to employees across the Bank.

Employee engagement takes many forms. Colleagues participate in school beautification, plantation drives, awareness campaigns, clean-up activities, financial literacy sessions, youth mentoring and skill-based volunteering. Virtual volunteering has also grown, with employees supporting online mentoring, knowledge-sharing sessions and recording audio books for visually impaired learners. Families and children are also encouraged to participate, helping build a culture of social responsibility beyond the workplace. Team-based volunteering further strengthens collaboration and collective purpose.



Scale of engagement

260+
INITIATIVES CONDUCTED ACROSS INDIA

20,000+
EMPLOYEES ENGAGED

13,000+
VOLUNTEER HOURS CONTRIBUTED

Activities across 25+ states and Union Territories

KEY VOLUNTEERING THEMES AND HIGHLIGHTS

ENVIRONMENT SUSTAINABILITY

Aligned with World Environment Day 2025 observed annually on June 5 and the theme **"Beat Plastic Pollution"**, the Bank organised a multi-stakeholder campaign titled **"What You Throw Away Doesn't Go Away"** from 4 June to 14 June 2025. The campaign brought together employees, customers, communities and civil society partners to raise awareness on plastic pollution and promote responsible consumption and disposal.

Employees took part in exposure visits to solid waste management units and Material Recovery Facilities in Parivartan-supported areas, gaining first-hand insight into segregation, recycling, composting and decentralised waste systems. The campaign also included plantation drives, clean-up activities, seedball-making and sustainable product exhibitions. At 50 select urban branches, customers and employees were encouraged to deposit e-waste and received cloth bags made from recycled material.

Internal sessions and webinars for teams, including Investment Banking and Virtual Care, helped build awareness on plastic pollution, sustainable practices and Parivartan's environmental work.

Impact at a Glance

7,500+
EMPLOYEES ENGAGED

6,000+
CUSTOMERS REACHED

115 kg
E-WASTE COLLECTED

500 kg
PLASTIC WASTE COLLECTED

6,400
SEEDBALLS MADE AND PLANTED

50
BRANCHES COVERED



KEY VOLUNTEERING THEMES AND HIGHLIGHTS

EDUCATION, SKILLING AND YOUTH EMPOWERMENT

Employees contributed to learning and youth development through financial literacy, career readiness, STEM activities, teacher empowerment and school beautification. Sessions were conducted with students, youth, teachers and women in partnership with organisations such as SEDI Ambuja Foundation, Dr. Reddy's Foundation, United Way, AIILSG, GTT Foundation, New Resolution India, Sambhav Foundation, Head Held High, Urmul, Agastya Foundation, Hope Foundation, YUVA and Kherwadi Social Welfare Association. The initiatives covered practical money management, career choices, resume building, interview preparation, workplace ethics, hands-on science learning and classroom enhancement.



Impact at a Glance

800+
BENEFICIARIES REACHED THROUGH FINANCIAL LITERACY SESSIONS

400+
YOUTH ENGAGED IN CAREER READINESS SESSIONS

700+
TEACHERS TRAINED UNDER THE FINANCIAL LITERACY PROGRAMME ON TEACHERS DAY

25+
VOLUNTEERS CONDUCTED FINANCIAL LITERACY SESSIONS

200+
STUDENTS SUPPORTED THROUGH STEM ACTIVITIES

50+
VOLUNTEERS PARTICIPATED IN ARTSHALA BALA SCHOOL PAINTING ACTIVITIES

50+
VOLUNTEERS ENGAGED IN STEM LEARNING

KEY VOLUNTEERING THEMES AND HIGHLIGHTS

INCLUSION AND ACCESSIBILITY

Volunteering efforts helped build greater awareness, sensitivity and support for persons with disabilities. Employees participated in sensitisation sessions, interactive activities with students and basic sign language learning in collaboration with Sarthak Foundation and Sujaya Foundation. Employees supported inclusion through Braille cards, tactile tools and sensory boards. In partnership with Samarthanam, volunteers recorded audio books to make learning and recreational content more accessible for visually impaired learners.

Impact at a Glance

500
VOLUNTEERS ENGAGED IN DISABILITY SENSITISATION PROGRAMMES

474
VOLUNTEERS CONTRIBUTED TO CURATED INCLUSION ACTIVITIES

1,800+
VOLUNTEER HOURS CONTRIBUTED BY THE VIRTUAL CARE TEAM

80
VOLUNTEERS RECORDED AUDIO BOOKS FOR VISUALLY IMPAIRED LEARNERS



KEY VOLUNTEERING THEMES AND HIGHLIGHTS

LIVELIHOOD PROMOTION THROUGH EXHIBITIONS

Festival and theme-based exhibitions provided self-help groups, artisans and NGO partners with platforms to showcase locally made products. Organised around occasions such as Women's Day, Diwali, Rakshabandhan, Christmas and Handloom Day, these exhibitions celebrated craftsmanship while strengthening livelihood opportunities, especially for women-led enterprises.

Employees also supported festive and sustainability-led activities, including *diya* painting and *Warli* cloth bag painting. 175 hand-painted *diyas* were distributed in communities, with 160+ volunteers engaging. On Women's Day, 80 women volunteers created 104 Warli-painted cloth bags, promoting traditional art while encouraging the use of reusable alternatives to single-use plastic.

Impact at a Glance

11,000
EMPLOYEES ENGAGED THROUGH PAN-INDIA EXHIBITIONS

SHGs ARTISANS AND NGO PARTNERS SUPPORTED WITH VISIBILITY AND MARKET ACCESS



KEY VOLUNTEERING THEMES AND HIGHLIGHTS

COMMUNITY DEVELOPMENT

Employees supported community welfare through collection drives, clean-up activities and Swachh Bharat-linked volunteering. Drives with Goonj and Greensole enabled employees to donate books, toys, stationery, apparel and footwear, which were sorted, repurposed, upcycled and distributed to rural communities and students. Swachh Bharat activities included clean-up drives, awareness rallies, waste segregation sessions and hygiene awareness in schools and communities.

Impact at a Glance

200
BOXES COLLECTED THROUGH THE GOONJ DRIVE

142
BOXES COLLECTED THROUGH THE GREENSOLE DAAN UTSAV DRIVE

196
VOLUNTEERS CONTRIBUTED TO SWACHH BHARAT ACTIVITIES

700+
VOLUNTEER HOURS CONTRIBUTED ACROSS 20+ LOCATIONS







FLAGSHIP EMPLOYEE-LED INITIATIVES

TATA MUMBAI MARATHON 2026

At the Tata Mumbai Marathon 2026, 1,500 HDFC Bank employees came together to support cancer awareness and the importance of early detection and screening.

In collaboration with the Indian Cancer Society, employees ran alongside cancer survivors, reflecting solidarity, courage and empathy for a cause that touches many lives. Their participation helped amplify the message of preventive health and the need for timely screening, especially among underserved communities.

As one of India's largest platforms for social impact, the marathon enabled the Bank to combine employee engagement with community awareness. Through this partnership, HDFC Bank supported initiatives focused on cancer screening, early detection and outreach, reinforcing its commitment to healthier and more resilient communities.



ALL INDIA BLOOD DONATION CAMPAIGN

HDFC Bank's annual All India Blood Donation campaign, led by the Wholesale Banking Operations Team in collaboration with HDFC Bank Parivartan, is one of the Bank's most longstanding community initiatives.

The campaign is in response to India's continuing need for blood, which is critical for accident victims, cancer patients, children with medical conditions and people requiring regular transfusions. It aims to strengthen the national blood supply while encouraging a culture of voluntary donation.

Over the years, the initiative has focused on creating awareness, supporting the need for blood, platelets and plasma, encouraging young donors, motivating institutions to adopt similar programmes and improving access to rare blood groups.

A key strength has been the Bank's engagement with colleges across India. Since 2012, student participation has grown significantly through sustained awareness and institutional partnerships.



COLLECTIVE IMPACT

This year's volunteering efforts reflect the Bank's culture of responsibility and purpose. Whether employees were mentoring youth, painting schools, recording audio books, supporting SHGs, building tactile learning aids or cleaning public spaces, each act contributed to a larger community outcome. Together, these efforts strengthened the spirit of **Banking with a Heart**, where service extends beyond banking and into the lives of people and communities.



PARTNERING INDIA'S GROWTH JOURNEY

In FY 2025-26, HDFC Bank continued to partner with Governments, Institutions and New Economy Businesses, launching new products and solutions and integrating systems. The Bank also played a pivotal role in supporting India's thriving start-up and other new economy businesses, powering the country's next wave of growth.



COLLECTING REVENUES FOR CENTRAL AND STATE GOVERNMENTS

HDFC Bank continues to be one of the leading agency banks for Government tax collections. To support this, the Bank has integrated with several central Government platforms, including TIN 2.0 (Direct Tax), GSTN, ICEGATE (Customs Duties), Freight Operations Information System (FOIS), and multiple state tax portals.

The Bank has maintained strong momentum in tax collections, facilitating collections of more than ₹13 lakh crore in FY 2025-26, recording approximately 12 per cent growth over the previous financial year.

During the year, the Bank completed integration with – HIMKOSH-Integrated Financial Management System of Government of Himachal Pradesh, enabling seamless state tax collections.

Additionally, we enabled mobile app payment for Bharatkosh (Non-Tax Receipts Portal), enhancing user convenience and driving digital adoption by offering a one-stop platform for seamless payment of government dues through multiple modes, with instant receipts, real-time tracking and 24X7 access.

Under the National Small Savings Scheme, the Bank mobilised over ₹6,800 crore across the Senior Citizens' Savings Scheme, Public Provident Fund, and Sukanya Samriddhi Scheme.

The Bank's leadership position in tax collections and contribution to deposit mobilisation reflects its growing customer base, extensive distribution network, and strong commitment to leveraging its capabilities to support India's broader developmental goals.

ACCELERATING DIGITALISATION OF LOCAL ADMINISTRATION

HDFC Bank continued to strengthen its collaboration with urban and rural bodies, playing a key role in accelerating revenue realisation by collecting taxes and fees digitally. This has helped provide convenience to citizens and increased efficiency in fiscal management.

In addition, the Bank has enabled local bodies with online collection of construction and development-related fees and charges. This is complemented by a governance platform that allows effective monitoring of these activities transparently. Consequently, these bodies have benefitted with an increase in collections leading to higher revenue growth.

The Bank has facilitated the digitalisation of collections from leased and rented government properties and the auction-based sale of assets. Notably, institutions like the State Waqf Boards, Development Authorities and Housing Boards have benefitted from streamlined revenue collections.

ENABLER FOR INFRASTRUCTURE DEVELOPMENT

The Bank partnered with the Government in digitalising activities pertaining to infrastructure development like financial activities associated with land acquisition and project execution. Across states, HDFC Bank has partnered with government organisations, industrial development authorities, railways and airport authorities to advance infrastructure projects. These collaborations include digitalising the compensation process for land acquisition thereby contributing to faster project execution and improved beneficiary support. The Bank also continues to work with various port authorities to provide digital solutions including fund management and online collection for estate management from various entities for utilising port infrastructure while handling freight.

The Bank supports the Government in its endeavour to promote green energy projects by providing digital solutions for managing these projects end-to-end. Presently, the solution has been provided to one state energy development agency and entails streamlining the process of vendor and project registration, project approvals and disbursement of the subsidy for these projects through the single window portal.

DISBURSING GOVERNMENT FUNDS

HDFC Bank is a pioneer in offering robust, secure and citizen scale digital payments infrastructure, solution interventions to various public welfare schemes and direct benefit transfer missions under the auspices of Ministry of Finance, Government of India to garner a lion's share in public expenditures.

₹78,000 crore+
DIRECT BENEFIT TRANSFERS DISBURSED

11 crore+
TRANSACTIONS PROCESSED

The Bank's FARSight Dashboard offers a comprehensive view of account relationships, fund positions, expenditures / receipts, transaction reports and analytics across the administrative hierarchy, empowering governments and institutions with a 360-degrees financial oversight, vital trends and insights for efficient fund management as well as decision support.

BUILDING AWARD WINNING DIGITAL PRODUCTS

The Bank has built and scaled its "CollectNow" platform in collaboration with fintechs like Razorpay and BillDesk. CollectNow has won a Silver in the category "Best Digital Enterprise Product and Services" at the 16th India Digital Awards organised by the Internet And Mobile Association of India (IAMAI).



(From left to right) Aditya Bhamidipaty, Founder & CEO, FirstHive presents the award to Amit Varshney - Head - Merchant Acquiring & Interchange Operations; Dinesh Nagpal - Head - Institutional Solutions and CollectNow; Aman Virk - Head - Solutions GIB, New Economy and Gig Banking Product; Ameya Rajadhyaksha - AVP, GIB, Institutional Solution; and Umesh Vishnu - DVP, Tech and Digital, who represented the Bank at the 16th India Digital Awards organised by the Internet And Mobile Association of India (IAMAI).



NATION BUILDING

CollectNow seamlessly unifies over 15 online and offline collection modes with unique features such as WhatsApp-based collections compatibility, splitting and settling the collections in multiple accounts, etc. This is on a single platform, with single settlement of online modes, real-time validations, to simplify reconciliation, improve cash-flow efficiency, and provide faster settlements, primarily to government departments, institutional businesses and start-ups.

During the Financial Year 2025-26, the Bank processed over ₹3 lakh crore in collections for these users. CollectNow, as part of its value-added services, has also collaborated with third-party service providers to offer digital solutions to institutions providing education and healthcare services.

PARTNERING WITH INSTITUTIONS

The Bank is a preferred partner to a growing number and type of entities like educational institutions, religious organisations, non-governmental organisations, trusts, societies, associations, and clubs. The Bank has been leading the digital transformation of entities by offering customised banking services and solutions, simplifying fee, donation, and operational transactions.

The Bank is expanding its institutional franchise by utilising the builder and developer ecosystem to acquire housing society relationships and allied entities, including schools, hospitals, and trusts.

HOUSING SOCIETY BANKING AT SCALE

Serving over 17,000 housing societies, HDFC Bank provides comprehensive banking solutions and value-added services that deepen engagement across the housing society ecosystem.

SERVING OUR NATION BUILDERS, OUR PENSIONERS

HDFC Bank provides tailor made financial products and services to assist pensioners. This includes specialised pension accounts with no minimum balance requirements, investment options and retirement planning services aimed at maximising the value of their pension funds.

The Garv Pension Saving Account from HDFC Bank is designed with a focus on the well-being of the pensioner. In addition to offering a secure avenue to park retirement funds, the product is bundled with a host of benefits including health, travel and cyber insurance. This leads to all-round security and peace of mind. HDFC Bank provides dedicated services to pensioners across its branch network.

The Pension offering is suitably complemented by the Senior Citizens' Savings Scheme deposit, a government-sponsored financial instrument to promote savings among pensioners and senior citizens. The Bank facilitates the digital submission of life certificates for pensioners and re-KYC update process for pensioners, regardless of whether they are customers of HDFC Bank, thereby contributing significantly to the social and financial security of this group. To this end, our Bank has also organised life certificate campaigns to facilitate greater awareness and participation of pensioners. Additionally, HDFC Bank provides doorstep collection services for old, sick and incapacitated pensioners, as well as those who are differently-abled or visually impaired.

BUILDING NEW ECONOMY BUSINESSES

Leveraging Government Partnerships to Fuel Entrepreneurship

HDFC Bank remains committed to fostering innovation by supporting India's growing start-up ecosystem by offering tailored banking solutions, access to loans through Credit Guarantee Scheme for Start-Ups (CGSS) and integrated digital platforms designed to meet the needs of start-ups.

The Bank has strengthened its engagements with government nodal agencies and key incubators by signing MoUs with the start-up promotion councils of various states, premier educational and technological institutes, and incubators across the country.

HDFC Tech Innovators 2025: Recognising and Celebrating Innovations

HDFC Tech Innovators 2025 was an HDFC Bank Group level initiative to support opportunities for start-ups. The 2025 edition of HDFC Tech Innovators supported start-ups across six segments: PropTech, FinTech, Sustainability Tech, Consumer Tech, Defence & Spacetech, and New Age Tech.

The Bank announced 10 winners and 2 emerging women founders from over 1,600 applicants who were selected by a grand jury comprising the HDFC Bank Group leadership, venture capitalists, senior industry executives, and unicorn founders. Some of the shortlisted start-ups are evaluated for various opportunities available with the Bank and our group companies.

Leveraging HDFC Bank's Parivartan Initiative for Start-Ups

HDFC Bank supported nine incubators associated with reputed academic institutions and 67 start-ups through the 9th edition of the Parivartan Start-Up Grants. This year, the Bank collaborated with Startup India to advance the development of the social impact startup ecosystem in India.

The Bank further engaged with Startup Punjab, a Government of Punjab initiative, to enable and scale startup ecosystem development in the state. We also supported a capacity building initiative; over 100+ incubation centre managers benefitted through regional Manager Development Programmes (MDP) conducted across Guwahati, Mumbai, Bengaluru, and Delhi.

Serving the Underserved, Gig & Platform Economy

HDFC Bank offers 'GIGA', a comprehensive suite of financial products and services to meet the manifold needs of various freelancer segments, gig and platform workers. It is a digital-first offering with customised products like savings and current accounts along with business debit and credit cards. These products provide curated offers, affordable health insurance, flexible investment products, and retail asset products. Building on the Government of India's thrust in formalising and shaping the Gig and Platform workforce in the country, GIGA proposition is being strengthened further to cater to multiple segments and categories of gig work.

Enabling Cross-Border Payments

Dedicated to facilitating smooth cross-border transactions for domestic merchants, freelancers, MSMEs and exporters, HDFC Bank has collaborated with emerging and established fintech partners under RBI regulations. This partnership provides authorised dealer services, ensuring secure and hassle-free cross-border trade settlements.


HDFC TECH INNOVATORS 2025
WINNERS
FINTECH
DVARA E-REGISTRY
OnFinance AI
PROPTECH
enlite
Hecta®
DEFENCE & SPACE TECH
OrbitAID
Fueling the Future
SUSTAINABILITY TECH
padcare
WES
CONSUMER TECH
NAVANA
NEW AGE TECH
unifyapps
EMERGING WOMEN FOUNDERS
AquaAirX
Pramatra


CONNECTING THE CAPITALS

A HOLISTIC APPROACH TO VALUE CREATION

Finance



Manufactured

The Bank's strong finances enabled expansion of its physical and digital network, reaching customers through 9,689 branches (including overseas branches and DBUs), over 14,400 business correspondents, and growing digital channels in FY 2025-26. This wide reach improved deposits, customer acquisition, and service delivery across markets, while corporate coverage spanned 90+ physical locations with access to ~300 locations through a hub-and-spoke model—supporting deeper presence, better access, and steady growth.



HDFC Bank aims to strengthen long-term outcomes for its stakeholders by embedding integrated thinking across its operations. It understands that capitals are interdependent and strategic outcomes – whether growth, resilience or inclusion— require intelligent and calibrated trade-offs across financial, human, intellectual, manufactured, social, and natural capital.

Intellectual

The Bank continued investing in digital modernisation, data, automation, and GenAI, with ~98% of the financial transactions conducted digitally in FY 2025-26. Its Digital First, Experience-led approach strengthened growth through paperless journeys, omnichannel access, AI-led personalisation, and secure self-service, with digital channels contributing 20–60% across key journeys. Strong engagement was reflected in over 132.64 crore website visits and 22.4 crore visits to apply-journeys, enhancing efficiency, customer engagement, trust, and execution speed.

The Bank's physical and digital networks function as one integrated ecosystem, with branches evolving into advisory centres powered by data, automation and AI. In FY 2025-26, it enhanced digital onboarding, self-service, Mobile/NetBanking, WhatsApp Banking and AI-led journeys, while tools like iCube HR chatbot and GenAI solutions improved employee productivity.



Human

The Bank continued investing in its people, building capability in learning, leadership, digital skills, GenAI, customer focus, and risk discipline. In FY 2025-26, employees completed over 1.36 crore training hours, supporting a future-ready workforce. Strengthening business delivery across segments, the Bank added 45,902 employees (30% women), enhancing execution, controls, customer experience, and long-term resilience.

The Bank's infrastructure enables employees to serve customers with speed, consistency and confidence. In FY 2025-26, its network of branches, offices, service centres and digital tools supported delivery across 9,689 branches and multiple touchpoints. Training, workplace platforms and tech-enabled HR processes further improved productivity and service quality.

In FY 2025-26, the Bank strengthened employee capabilities in data, digital tools, automation and GenAI ensuring technology is used effectively. Platforms like Neev and its GenAI framework enabled scalable, reusable solutions, improving speed and control. The GenAI Academy recorded 23,000 certifications and over 1.05 lakh visits, while over 50,000 employees built skills in AI, analytics and cloud supporting faster adoption, stronger risk management and better customer service.

Social and Relationship

The Bank's financial strength enabled it to serve customers, businesses and institutions at scale, deepening engagement across segments in FY 2025-26. It processed over 39 per cent of Central Government funds, and managed institutional flows across 11 states. Through Parivartan, it drove impact across education, healthcare and livelihoods nationwide, reinforcing trust and its role as a long-term partner in India's growth.

The Bank's physical presence continued to link communities and banking services, extending reach to underserved segments. In FY 2025-26, its network supported financial inclusion, pension services, government programmes and local institutions. There has been an integration of many of the Bank's branches with SPARSH, a portal by Ministry of Defence. This enables defence pensioners with "last-mile connectivity" to resolve pension-related issues locally. Through the Bank, 99 per cent of pensioners (our customers) successfully submitted their digital life certificates in the Pension Processing System of the Bank through a hassle-free experience.

Digital innovation improved stakeholder engagement by making banking simpler, safer and more accessible across markets. AI-powered channels, Mobile/NetBanking, WhatsApp Banking and data-led insights enabled faster, more relevant service, while multilingual access, Kavach safeguards and accessibility features strengthened inclusion. In wealth, SmartWealth saw over 15 lakh downloads and served over 8.5 lakh clients, covering 86,500 households with ₹6.36 lakh crore AUM, supported by 100+ investor education initiatives.

The Bank's people remained a key link to stakeholders, with strong engagement reflected in a Vibes (survey to assess sentiment of employees) score of 86 per cent in FY 2025-26. Through the Volunteer Impact Programme, over 18,000 employees were engaged, collectively contributing more than 20,000 hours across financial literacy, sustainability, mentorship, and livelihood promotion initiatives in 24 states and UTs.

Natural

The Bank invests in energy efficiency measures, procurement of renewable energy and resource efficient infrastructure. These efforts advance its goal of Scope 1 and 2 carbon neutrality by FY 2031-32, enabling growth while reducing environmental impact and strengthening resilience.

The Bank continued to embed sustainability into its infrastructure. Energy-efficient systems, renewable power, digital documentation and resource-efficient facilities helped reduce the environmental impact on its operations. In FY 2025-26, the Bank continued to focus on paper reduction, digital migration and more efficient use of energy across its physical network.

Digital platforms enhanced environmental data collection, automation and analytics have reduced paper use, physical visits and process friction in FY 2025-26. Zero-paper, digital-first journeys across acquisition and servicing improved efficiency and resource use, while online and self-service tools increased convenience—making operations smarter and more sustainable.

Employee awareness and participation are essential to the Bank's sustainability journey. In FY 2025-26, the Bank continued to build awareness around responsible workplace practices, sustainability learning and community-led environmental action. Employees contributed to initiatives that supported climate awareness, resource conservation and community resilience.

The Bank's community and environmental efforts remain closely linked, with Parivartan supporting rural development, sustainable agriculture, water security and livelihoods across 28 States and 8 Union Territories. Contributing to 10 SDGs and covering 114 Aspirational Districts, the programme strengthens inclusive, responsible and long-term value creation.



| Finance | Manufactured | Intellectual | Human | Social and Relationship | Natural |



10 YEAR FINANCIAL HIGHLIGHTS
LEADING THROUGH PERFORMANCE

₹ Crore

	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2025-26
Interest income	69,305.96	80,241.35	98,972.05	1,14,812.65	1,20,858.23	1,27,753.12	1,61,585.54	2,58,340.58	3,00,517.04	3,07,522.07
Interest expense	36,166.74	40,146.49	50,728.83	58,626.40	55,978.66	55,743.53	74,743.32	1,49,808.10	1,77,846.95	1,78,836.04
Net interest income	**33,139.22**	**40,094.86**	**48,243.22**	**56,186.25**	**64,879.57**	**72,009.59**	**86,842.22**	**1,08,532.48**	**1,22,670.09**	**1,28,686.03**
Other income	12,296.49	15,220.31	17,625.87	23,260.82	25,204.89	29,509.90	31,214.83	49,241.00	45,632.28	62,532.57
Net revenues	**45,435.71**	**55,315.17**	**65,869.09**	**79,447.07**	**90,084.46**	**1,01,519.49**	**1,18,057.05**	**1,57,773.48**	**1,68,302.37**	**1,91,218.60**
Operating costs	19,703.32	22,690.36	26,119.37	30,697.53	32,722.63	37,442.19	47,652.08	63,386.02	68,174.88	72,660.32
Operating result	**25,732.39**	**32,624.81**	**39,749.72**	**48,749.54**	**57,361.83**	**64,077.30**	**70,404.97**	**94,387.46**	**1,00,127.49**	**1,18,558.28**
Provisions and contingencies	**3,593.30**	**5,927.49**	**7,550.08**	**12,142.39**	**15,702.85**	**15,061.83**	**11,919.66**	**23,492.15**	**11,649.43**	**23,389.58**
Loan loss provisions	3,145.30	4,910.43	6,394.11	9,083.32	11,450.19	10,119.38	11,783.25	10,764.66	12,803.11	11,404.74
Others	448.00	1,017.06	1,155.97	3,059.07	4,252.66	4,942.45	136.41	12,727.49	(1,153.68)	11,984.84
Profit before tax	**22,139.09**	**26,697.32**	**32,199.64**	**36,607.15**	**41,658.98**	**49,015.47**	**58,485.31**	**70,895.31**	**88,478.06**	**95,168.70**
Provision for taxation	7,589.43	9,210.57	11,121.50	10,349.84	10,542.46	12,054.12	14,376.60	10,083.03	21,130.70	20,497.40
Profit after tax	**14,549.66**	**17,486.75**	**21,078.14**	**26,257.31**	**31,116.52**	**36,961.35**	**44,108.71**	**60,812.28**	**67,347.36**	**74,671.30**
Funds :										
Deposits	6,43,639.66	7,88,770.64	9,23,140.93	11,47,502.29	13,35,060.22	15,59,217.44	18,83,394.65	23,79,786.28	27,14,714.90	31,05,250.47
Subordinated debt	13,182.00	21,107.00	18,232.00	18,232.00	17,127.00	21,795.25	33,956.00	34,133.12	34,362.69	35,249.43
Stockholders' equity	89,462.38	1,06,295.03	1,49,206.32	1,70,986.03	2,03,720.83	2,40,092.94	2,80,199.01	4,40,245.81	5,01,424.64	5,62,900.91
Working funds	8,63,840.19	10,63,934.32	12,44,540.69	15,30,511.26	17,46,870.52	20,68,535.05	24,66,081.47	36,17,623.09	39,10,198.94	43,64,886.33
Loans	5,54,568.20	6,58,333.09	8,19,401.22	9,93,702.88	11,32,836.63	13,68,820.93	16,00,585.90	24,84,861.52	26,19,608.62	29,37,166.27
Investments	2,14,463.34	2,42,200.24	2,93,116.07	3,91,826.66	4,43,728.29	4,55,535.69	5,17,001.43	7,02,414.96	8,36,359.67	8,84,201.47
Key Ratios :										
Earnings per share (₹)[1]	14.30	16.94	19.66	24.01	28.29	33.40	39.63	42.92	44.15	48.62
Return on equity	18.04%	18.22%	16.30%	16.76%	16.60%	16.90%	17.39%	16.09%	14.56%	14.29%
Tier 1 capital ratio	12.79%	13.25%	15.78%	17.23%	17.56%	17.87%	17.13%	16.79%	17.69%	17.73%
Total capital ratio	14.55%	14.82%	17.11%	18.52%	18.79%	18.90%	19.26%	18.80%	19.55%	19.71%
Dividend per share (₹)[1]	2.75	3.25	3.75	Nil[3]	3.25[4]	7.75	9.50	9.75	11.00	15.50[5]
Dividend payout ratio	23.32%	23.26%	23.36%	NA[3]	11.54%[4]	23.28%	24.07%	24.38%	25.00%	31.94%[5]
Book value per share as at March 31 (₹)[1]	87.28	102.40	136.97	155.92	184.77	216.47	251.09	289.76	327.64	365.68
Market price per share as at March 31 (₹)[1,2]	360.64	482.25	579.73	430.95	746.83	735.18	804.78	723.95	914.10	731.55
Price to earnings ratio	25.23	28.47	29.48	17.95	26.40	22.01	20.31	16.87	20.71	15.05

₹ 1 crore = ₹ 10 million
[1] Per share information for the prior period/ years has been adjusted to reflect the effect of issuance of bonus equity shares during FY 2025-26 in the ratio of 1:1
and the split of equity shares in FY 2020 from nominal value of ₹ 2 each into two equity shares of nominal value of ₹ 1 each.
[2] Source : NSE
[3] Basis RBI notifications dated April 17, 2020 and December 4, 2020
[4] Basis RBI notification dated April 22, 2021
[5] Special Interim Dividend ₹ 2.5 and Proposed Dividend ₹ 13



AWARDS & ACCOLADES

EXCELLENCE IN ACTION



3rd ICC Emerging Asia Banking Conclave & Awards

Best Performance on Asset Quality (Private Sector - Large Bank)



BT-KPMG India's Best Banks and NBFCs Survey 2024-25

Best Bank in Human Capital Excellence



Euromoney Awards for Excellence 2025

India's Best Bank for SME

India's Best Bank for Homeowners



Euromoney Private Banking Awards 2026

India's Best for Premier Banking

India's Safest Private Bank (India)



London Stock Exchange Group (LSEG) StarMine Awards 2025

Most Accurate Forecasters in Reuters Polls (Economics) for India



Indian Corporate Governance Scorecard 2025

Recognised in the 'Leadership' category



Global Private Banking Innovation Awards 2025

Best Domestic Private Bank-India

Best Private Bank for Insurance

Best Wealth Management for $100k – $250k AUM



Global Private Banking Awards 2025

Best Private Bank for Customer Service – Asia

Best Private Bank – India (Highly Commended) for India



2025 Gartner Eye on Innovation Award for Banking and Investing

HDFC Bank (For DIGI Warehouse)

LISTING



Ranked No. 1 brand in India by Kantar BrandZ Top 100 Most Valuable Indian Brands 2025



Ranked in the list of 'Best Employers Asia-Pacific 2026' by Financial Times and Statista

ASSURANCE STATEMENT



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

INDEPENDENT LIMITED ASSURANCE STATEMENT

Independent Limited Assurance Statement to HDFC Bank Limited on its Sustainability Report for FY 2025-26

The Board of Directors,

HDFC Bank Limited
Lodha I Think Techno Campus,
Alpha Building, 7th Floor,
Kanjurmarg East,
Mumbai- 400042

Nature of the Assurance

SGS India Private Limited (hereinafter referred to as 'SGS India') was engaged by HDFC Bank Limited (the 'Company') to conduct an independent assurance of the disclosures under the Sustainability Report (the 'Report') pertaining to the reporting period of April 1, 2025, to March 31, 2026. The Sustainability Report has been prepared in line with the Global Reporting Initiatives (GRI) Standards. This Limited level of assurance engagement was conducted in accordance with "International Standard on Assurance Engagements (ISAE) 3000 (Revised)" and GRI principles.

Intended Users of this Assurance Statement

This Assurance Statement is provided with the intention of informing all HDFC Bank Limited's Stakeholders.

Responsibilities

The information in the report and its presentation are the responsibility of the management of the Company. SGS India has not been involved in the preparation of any of the material included in the report.

Our responsibility is to express an opinion on the text, data, and statements within the defined scope of assurance, aiming to inform the management of the Company, and in alignment with the agreed terms of reference. We do not accept or assume any responsibility beyond this specific scope. The Statement shall not be used for interpreting the overall performance of the Company, except for the aspects explicitly mentioned within the scope. The Company holds the responsibility for preparing and ensuring the fair representation of the assurance scope.

Assurance Standard

SGS has conducted Limited level Assurance engagement in accordance with the International Standard on Assurance Engagement (ISAE) 3000 (Assurance Engagements other than Audits or Reviews of Historical Financial Information) and GRI principles. Our evidence-gathering procedures were designed to obtain a *'Limited level of assurance'.* The procedures performed in a limited assurance engagement are designed to support expectations regarding the direction of trends, relationships and ratios rather than to identify misstatements with the level of precision expected in a reasonable assurance engagement.

Statement of Independence and Competence

The SGS Group of companies is the world leader in inspection, testing and assurance, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and training; environmental, social and sustainability report assurance. SGS affirms our independence from HDFC Bank Limited, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders.

The assurance team was assembled based on their knowledge, experience and qualifications for this assignment, and comprised auditors registered with ISO 26000, ISO 20121, ISO 50001, SA8000, RBA, QMS, EMS, SMS, GPMS, CFP, WFP,



ASSURANCE STATEMENT



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

GHG Verification and GHG Validation Lead Auditors and experience on the SRA Assurance

Scope of Assurance

The assurance process involved assessing the quality, accuracy, and reliability of ESG Indicators within the Sustainability report for the period April 1, 2025, to March 31, 2026. The reporting scope and boundaries include HDFC Bank Limited, and its regional offices spread across Central, North, East, West and South in the different states of India.

Assurance Methodology

The assurance comprised a combination of desktop review, interaction with the key personnel engaged in the process of developing the report, on-site visits, and remote verification of data. Specifically, SGS India undertook the following activities:

- Assessment of the suitability of the applicable criteria in terms of its comprehensiveness, reliability, and accuracy.
- Interaction with key personnel responsible for collecting, consolidating, and calculating the ESG KPIs and assessing the internal control mechanisms in place to ensure data quality.
- Application of analytical procedures and verification of documents on a sample basis for the compilation and reporting of the KPIs.
- Assessing the data reporting process at the office level and the aggregation process of data at the Head Office level
- Critical review of the report regarding the plausibility and consistency of qualitative and quantitative information related to the KPIs.

Limitations

The assurance scope excludes:

- Disclosures other than those mentioned in the assurance scope.
- Data review outside the operational sites as mentioned in the reporting boundary.
- Validation of any data and information other than those presented in "Findings and Conclusion."
- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for Assumption/ estimation/measurement errors and omissions.
- The Company's statements that describe the expression of opinion, belief, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in Reporting Criteria above.

SGS India verified data on a sample basis; the responsibility for the authenticity of data entirely lies with the Company The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions. SGS India has not been involved in the evaluation or assessment of any financial data/performance of the company. Our opinion on financial indicators is based on the third-party audited financial reports of the Company. SGS India does not take any responsibility for the financial data reported in the audited financial reports of the Company.

Findings and Conclusions

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that ESG KPIs (listed below) presented by the Company in its Sustainability report are not prepared, in all material respects, in accordance with the reporting criteria.

The list of ESG KPIs that were verified within this assurance engagement is given below:

GRI Indices	Description
GRI 2: General Disclosures 2021	
2-2	Entities included in the organization's sustainability reporting
2-3	Reporting period, frequency, and contact point
2-4	Restatements of information
2-5	External assurance



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

2-6	Activities, value chain, and other business relationships
2-7	Employees
GRI 204: Procurement Practices 2016	
204-1	Proportion of spending on local suppliers
GRI 205: Anti-corruption 2016	
205-2	Communication and training about anti-corruption policies and procedures
205-3	Confirmed incidents of corruption and actions taken
GRI 302: Energy 2016	
302-1	Energy consumption within the organization
302-3	Energy intensity
302-4	Reduction of energy consumption
GRI 305: Emissions 2016	
305-1	Direct (Scope 1) GHG emissions
305-2	Energy indirect (Scope 2) GHG emissions
305-3	Other indirect (Scope 3) GHG emissions
305-4	GHG emissions intensity
GRI 306: Waste 2020	
306-1	Waste generation and significant waste-related impacts
306-2	Management of significant waste-related impacts
GRI 401: Employment 2016	
401-1	New employee hires and employee turnover
401-3	Parental leave
GRI 403: Occupational Health and Safety 2018	
403-9	Work-related injuries
403-10	Work-related ill health
GRI 404: Training and Education 2016	
404-1	Average hours of training per year per employee
404-2	Programs for upgrading employee skills and transition assistance programs
404-3	Percentage of employees receiving regular performance and career development reviews
GRI 405: Diversity and Equal Opportunity 2016	
405-1	Diversity of governance bodies and employees
GRI 413: Local Communities 2016	
413-1	Operations with local community engagement, impact assessments and development programs
GRI 418: Customer Privacy 2016	
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data

Other Reporting KPIs:
1. BRSR Principle 5 E: Q3.a. Details of remuneration - Median remuneration/salary/wages of respective category.
2. Absentee Rate based on the total number of days lost due to unplanned absenteeism of any kind, including minor illness, work-related injury or disease.



ASSURANCE STATEMENT



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

For and on behalf of SGS India Private Limited

	
Kalpesh Thombare	**Chirag Bafna**
Technical Reviewer and National Manager – ESG & Sustainability Services, SGS India.	Lead Verifier and Senior Technical Associate – ESG & Sustainability Services, SGS India.
18th June 2026.	18th June 2026.

GRI INDEX

GRI Standard	Disclosure	Location	Page No.	Remarks
GRI 2: General Disclosures 2021	2-1 Organisational details	Section-A Business Responsibility and Sustainability Reporting	561	
	2-2 Entities included in the organisation's sustainability reporting	About the Report; Section-A Business Responsibility and Sustainability Reporting	4, 561	
	2-3 Reporting period, frequency and contact point	About the Report; Section-A Business Responsibility and Sustainability Reporting	4, 561	
	2-4 Restatements of information	About the Report	4	
	2-5 External assurance	About the Report; Assurance Statement	4, 241-244, 613-616	
	2-6 Activities, value chain and other business relationships	Our Presence; Business Segments; Power of the Group	36-37, 48-49, 54-61	
	2-7 Employees	Social-People	171	
	2-8 Workers who are not employees	Social-People	171	
	2-9 Governance structure and composition	Board of Directors; Report on Corporate Governance	18-25, 316, 324-331	
	2-10 Nomination and selection of the highest governance body	Report on Corporate Governance	326	
	2-11 Chair of the highest governance body	Board of Directors	18, 20, 24	
	2-12 Role of the highest governance body in overseeing the management of impacts	ESG Strategy; Report on Corporate Governance	125-126, 327	
	2-13 Delegation of responsibility for managing impacts	Risk Management; ESG Strategy; Report on Corporate Governance	104-105, 125-126, 327	
	2-14 Role of the highest governance body in sustainability reporting	ESG Strategy; Report on Corporate Governance	125-126, 327	
	2-15 Conflicts of interest	Principle 1- Business Responsibility and Sustainability Reporting	574, 576	
	2-16 Communication of critical concerns	Stakeholder Engagement; Materiality	62-65, 66-68	
	2-17 Collective knowledge of the highest governance body	Report on Corporate Governance	321	
	2-18 Evaluation of the performance of the highest governance body	Directors Report	293	
	2-19 Remuneration policies	Schedules to the Standalone Financial Statements	424	
	2-20 Process to determine remuneration	Schedules to the Standalone Financial Statements	424-436	
	2-21 Annual total compensation ratio	Social-People; Annexure 4 to Directors Report	178, 307	
	2-22 Statement on sustainable development strategy	Statement by the Director Responsible for the Business Responsibility and Sustainability Report	559	



GRI INDEX

GRI Standard	Disclosure	Location	Page No.	Remarks
	2-23 Policy commitments	Report on Corporate Governance; Section-B Business Responsibility and Sustainability Report	344-345, 569-571	
	2-24 Embedding policy commitments	Report on Corporate Governance; Section-B Business Responsibility and Sustainability Report	344-346, 569-571	
	2-25 Processes to remediate negative impacts	Stakeholder Engagement; Principle 4 - Business Responsibility and Sustainability Report	62, 565-566	
	2-26 Mechanisms for seeking advice and raising concerns	Stakeholder Engagement; Customer Centricity; Principle 4 - Business Responsibility and Sustainability Report	62-65, 152, 609	
	2-27 Compliance with laws and regulations	Report on Corporate Governance; Principle 1 - Business Responsibility and Sustainability Report	340-341, 573	
	2-28 Membership associations	Principle 7 - Business Responsibility and Sustainability Report	603	
	2-29 Approach to stakeholder engagement	Stakeholder Engagement	62-65	
	2-30 Collective bargaining agreements	Social-People	193	
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Materiality	66-68	
	3-2 List of material topics	Materiality	66	
	3-3 Management of material topics	Materiality	68-83	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Financial Performance; 10 Year Financial Highlights	46-47, 238-239	
	201-2 Financial implications and other risks and opportunities due to climate change	ESG Strategy; Environment; Directors Report	129, 146-151, 281	
	201-3 Defined benefit plan obligations and other retirement plans	Schedules to the Standalone Financial Statements; Principle 3 - Business Responsibility and Sustainability Reporting	377-379, 580	
	201-4 Financial assistance received from government	-		The bank has not received any financial assistance from the government during the reporting period.
GRI 202: Market Presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Principle 5 - Business Responsibility and Sustainability Reporting	589	
	202-2 Proportion of senior management hired from the local community	-		The Bank recruits its senior management from a national talent pool within India, hence, the specific proportion of hires from the immediate local community is not tracked as a primary recruitment metric.

GRI Standard	Disclosure	Location	Page No.	Remarks
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Social - Community; Principle 8 - Business Responsibility and Sustainability Report	194-231, 604-608	
	203-2 Significant indirect economic impacts	Social - Community; Principle 8 - Business Responsibility and Sustainability Report	194-231, 604-608	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Principle 8 - Business Responsibility and Sustainability Reporting	604	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	Report on Corporate Governance	345	
	205-2 Communication and training about anti-corruption policies and procedures	Report on Corporate Governance	345	
	205-3 Confirmed incidents of corruption and actions taken	Report on Corporate Governance	345	
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices	Principle 7 - Business Responsibility and Sustainability Reporting	603	
GRI 207: Tax 2019	207-1 Approach to tax	Report on Corporate Governance	259-266	
	207-2 Tax governance, control, and risk management	Report on Corporate Governance	259-266	
	207-3 Stakeholder engagement and management of concerns related to tax	Report on Corporate Governance	346	
	207-4 Country-by-country reporting	Report on Corporate Governance	259-266	
GRI 301: Materials 2016	301-1 Materials used by weight or volume			The Bank's material consumption is primarily limited to office-based supplies (such as paper and IT hardware). Due to the nature of the Bank's operations, material inputs are not measured by weight or volume except the recycled paper procured.
	301-2 Recycled input materials used	Environment; Principle 2 - Business Responsibility and Sustainable Reporting	144, 577-578	
	301-3 Reclaimed products and their packaging materials	-		The Bank's operations do not involve significant use of reclaimed products or packaging materials. We commit to procurement of sustainable materials, such as recycled paper.
GRI 302: Energy 2016	302-1 Energy consumption within the organisation	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	135, 593	
	302-2 Energy consumption outside of the organisation	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	136, 593	
	302-3 Energy intensity	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	135, 593	



GRI INDEX

GRI Standard	Disclosure	Location	Page No.	Remarks
	302-4 Reduction of energy consumption	Environment	135-137	
	302-5 Reductions in energy requirements of products and services	-		Not applicable to the Bank's business model and nature of operations
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Environment	146	
	303-2 Management of water discharge-related impacts	Environment	146	
	303-3 Water withdrawal	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	146, 594	
	303-4 Water discharge	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	146, 595	
	303-5 Water consumption	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	146, 594	
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	-		Given the nature of the business, the Bank does not have any operations or offices in ecologically sensitive areas.
	304-2 Significant impacts of activities, products and services on biodiversity	-		
	304-3 Habitats protected or restored	-		
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	-		
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	137-138, 596-597	
	305-2 Energy indirect (Scope 2) GHG emissions	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	138-139, 596-597	
	305-3 Other indirect (Scope 3) GHG emissions	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	139-140, 600-601	
	305-4 GHG emissions intensity	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	141, 596-597, 600-601	
	305-5 Reduction of GHG emissions	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	142-144, 597, 601	
	305-6 Emissions of ozone-depleting substances (ODS)	Environment	141	
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	141, 595-596	

GRI Standard	Disclosure	Location	Page No.	Remarks
GRI 306: **Waste 2020**	306-1 Waste generation and significant waste-related impacts	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	145, 598-599	
	306-2 Management of significant waste-related impacts	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	145, 599	
	306-3 Waste generated	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	145, 598-599	
	306-4 Waste diverted from disposal	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	145, 598-599	
	306-5 Waste directed to disposal	Environment; Principle 6 - Business Responsibility and Sustainable Reporting	145, 598-599	
GRI 308: **Supplier** **Environmental** **Assessment** **2016**	308-1 New suppliers that were screened using environmental criteria	Principle 6 - Business Responsibility and Sustainable Reporting	602	
	308-2 Negative environmental impacts in the supply chain and actions taken	Principle 6 - Business Responsibility and Sustainable Reporting	602	
GRI 401: **Employment** **2016**	401-1 New employee hires and employee turnover	Social-People; Section-A Business Responsibility and Sustainability Report	179-180, 186, 563	
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Social-People; Principle 3 - Business Responsibility and Sustainability Report	192, 579-580	
	401-3 Parental leave	Social-People, Principle 3 - Business Responsibility and Sustainability Report	183, 192, 579	
GRI 402: Labor/ **Management** **Relations 2016**	402-1 Minimum notice periods regarding operational changes	Social-People	193	
GRI 403: **Occupational** **Health and** **Safety 2018**	403-1 Occupational health and safety management system	Social – People, Principle 3 - Business Responsibility and Sustainability Report	191, 582	
	403-2 Hazard identification, risk assessment, and incident investigation	Principle 3 - Business Responsibility and Sustainability Report	582-583	
	403-3 Occupational health services	Social – People, Principle 3 - Business Responsibility and Sustainability Report	188-191, 582-583	
	403-4 Worker participation, consultation, and communication on occupational health and safety	Social – People, Principle 3 - Business Responsibility and Sustainability Report	188-191, 582-583	
	403-5 Worker training on occupational health and safety	Principle 3 - Business Responsibility and Sustainability Report	581	
	403-6 Promotion of worker health	Social – People	188-191	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Social – People	188-191	

249



GRI INDEX

GRI Standard	Disclosure	Location	Page No.	Remarks
	403-8 Workers covered by an occupational health and safety management system	Social – People; Principle 3 - Business Responsibility and Sustainability Report	188-191, 582	
	403-9 Work-related injuries	Social – People; Principle 3 - Business Responsibility and Sustainability Report	188-191, 583	
	403-10 Work-related ill health	Social – People; Principle 3 - Business Responsibility and Sustainability Report	188-191, 583	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Social-People	178	
	404-2 Programs for upgrading employee skills and transition assistance programs	Social-People; Principle 3 - Business Responsibility and Sustainability Report	173-178, 581, 585	
	404-3 Percentage of employees receiving regular performance and career development reviews	Principle 3 - Business Responsibility and Sustainability Report	581-582	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Board of Directors; Social - People; Section-A Business Responsibility and Sustainability Report	18-19, 184, 563	
	405-2 Ratio of basic salary and remuneration of women to men	Social-People, Principle 5 - Business Responsibility and Sustainability Report	178, 589-590	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Principle 5 - Business Responsibility and Sustainability Report	590	
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Social - People; Principle 3 - Business Responsibility and Sustainability Report	193, 581	
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Social – People; Principle 5 - Business Responsibility and Sustainability Report	193, 591-592	
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Social – People; Principle 5 - Business Responsibility and Sustainability Report	193, 591-592	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	Principle 5 - Business Responsibility and Sustainability Report	589	
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples	-		Given the nature of the Bank's operations and business activities, the Bank does not undertake activities that involve direct engagement with indigenous peoples or operations that could result in impacts on their rights.

GRI Standard	Disclosure	Location	Page No.	Remarks
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Social - Community; Principle 8 - Business Responsibility and Sustainability Report	194-231, 605-608	
	413-2 Operations with significant actual and potential negative impacts on local communities	Social - Community; Principle 8 - Business Responsibility and Sustainability Report	194-231, 605-608	
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	Principle 5 - Business Responsibility and Sustainability Report	592	
	414-2 Negative social impacts in the supply chain and actions taken	Principle 5 - Business Responsibility and Sustainability Report	592	
GRI 415: Public Policy 2016	415-1 Political contributions	-		The Bank does not support or make donations to any political party or make any political contributions.
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	-		During the reporting period, there were no incidents of non-compliance regarding the health and safety impacts of the Bank's products and services.
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	-		
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labeling	-		The Bank's product information requirements are governed by statutory financial regulations and consumer protection laws rather than physical labeling requirements; hence, the indicator is not applicable to the Bank
	417-2 Incidents of non-compliance concerning product and service information and labeling	Principle 9 - Business Responsibility and Sustainability Report	610-611	
	417-3 Incidents of non-compliance concerning marketing communications	Principle 9 - Business Responsibility and Sustainability Report	610-611	
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Principle 9 - Business Responsibility and Sustainability Report	610-611	



DIRECTORS' REPORT

Dear Shareholders,

Your Directors are pleased to present the 32nd Annual Report on the business and financial operations of HDFC Bank Limited ("HDFC Bank" or "Bank"), along with the audited accounts for the year ended March 31, 2026.

The Indian economy demonstrated resilience during the Financial Year 2025-26 despite an increasingly uncertain global environment marked by geopolitical tensions, trade-related disruptions, and volatility in financial markets. India's GDP is estimated to have grown by 7.7 per cent during FY 2025-26, compared to 7.1 per cent in FY 2024-25.

Globally, economic growth remained steady at 3.4 per cent in 2025, though the outlook has become more uncertain. The IMF expects global growth to moderate to around 3.1 per cent in 2026 amid geopolitical tensions, tighter financial conditions, and elevated commodity prices.

For more details, please refer to the Macroeconomic and Industry section on **page no. 258.**

Your Bank continued to prioritise growth while strengthening its focus on governance, sustainability and inclusive development. The Bank's Advances grew by 12.1 per cent, up from 5.4 per cent in FY 2024-25. Your Bank's Deposits grew by 14.4 per cent. Deposit growth continued to outpace credit growth.

FINANCIAL PARAMETERS

The Bank posted stable growth in profits and revenues in the Financial year 2025-26 with a Net Interest Margin of 3.34 per cent. This is a product of a well diversified loan book across products, customer segments, sectors and geographies. Its focus on credit evaluation and managing risk and return enabled it to maintain its traditionally strong asset quality.

BASED ON STANDALONE FINANCIAL STATEMENTS

The income statement reflected a growth in revenue comprising Net Interest Income and Non-Interest Income. While the former grew by 4.9 per cent, the latter grew by 37.0 per cent year-on-year. On an overall basis, Total Net Revenue for

the year ended March 31, 2026, reached ₹1,91,218.6 crore, reflecting an increase of 13.6 per cent over the previous year.



Net Profit increased by 10.9 per cent to ₹ 74,671.3 crore from ₹ 67,347.4 crore. Return on Average Net Worth was 14.3 per cent while Basic Earnings Per Share was ₹ 48.62 up from ₹ 44.15.



Total Advances grew by 12.1 per cent and Total Deposits grew by 14.4 per cent year-on-year. Net Interest Margin (NIM) was at 3.34 per cent.

Growth in Advances and Deposits
(₹ Cr)



26,19,609   29,37,166

↑**12.1%**

Advances

27,14,715   31,05,250

↑**14.4%**

Deposits

■ FY 2024-25   ■ FY 2025-26

Gross Non-Performing Assets (GNPAs) stood at 1.15 per cent as against 1.33 per cent. This is amongst the lowest in the industry.

Gross Non-Performing Assets (GNPAs)

1.15 per cent
AMONGST THE LOWEST IN THE INDUSTRY

In a Snapshot (Standalone)

Return on Average Assets: 1.94 per cent

Total Deposits: ₹ 31,05,250.5 crore (YoY: Up 14.4 per cent)

Total Advances: ₹ 29,37,166.3 crore (YoY: Up 12.1 per cent)

Net Revenue: ₹ 1,91,218.6 crore (YoY: Up 13.6 per cent)

Net Profit: ₹ 74,671.3 crore (YoY: Up 10.9 per cent)

Capital Adequacy Ratio: 19.7 per cent (Tier 1: 17.7 per cent)

Net Interest Margin: 3.34 per cent

Gross NPA: 1.15 per cent of Gross Advances

Net Profit per Employee: ₹ 0.35 crore

Earnings Per Share: ₹48.6

253



MERGER

On July 1, 2023, HDFC Ltd. merged with and into HDFC Bank, enabling the Bank to add mortgages to its suite of products. This also brought several marquee financial services institutions, including HDFC Life, HDFC AMC and HDFC Ergo as subsidiaries under the HDFC Bank Group, in addition to the existing HDFC Securities and HDB Financial Services. The merger's successful completion and continued progress has not only boosted the Bank's balance sheet but also significantly expanded HDFC Bank Group's presence in key products and services. Almost three years into the merger, the merged entity continues to build on its shared values and realise the full potential of its market synergies.

PARIVARTAN

Parivartan, HDFC Bank's Corporate Social Responsibility programme, continued to deliver social impact during the year by supporting initiatives that address critical development needs and strengthen community resilience.

During the year, interventions under Parivartan were implemented across six focus areas:

1. Rural Development
2. Promotion of Education
3. Skill Training & Livelihood Enhancement
4. Healthcare & Hygiene
5. Financial Literacy & Inclusion
6. Natural Resource Management.

Through targeted efforts across these areas, the Bank expanded its outreach to geographies with limited access to essential services. The initiatives contributed to improved access to education and healthcare, enhanced livelihood opportunities, and increased financial awareness among beneficiaries.

The Bank's Integrated Rural Development Programme continued to drive the creation of self-reliant village ecosystems, with a focus on sustainable outcomes and long-term community development.

Your Directors are pleased to announce that the Bank successfully fulfilled its CSR obligation for the Financial Year 2025-26.

CSR Spend

₹1,316.18 crore
IN THE FINANCIAL YEAR 2025-26

CSR Beneficiaries

Over 10.7 crore
LIVES IMPACTED CUMULATIVELY (INCLUDING BOTH IMMEDIATE AND EXTENDED BENEFICIARIES)

For further details on our CSR initiatives please refer to pages: 194 to 231.

SUMMARY

India's GDP is estimated to have grown by 7.7 per cent in the Financial Year 2025-26. This was supported by strong domestic demand conditions, easing inflationary pressures, accommodative monetary policy, and sustained public investment. GST rate cuts during the third quarter of the year added further impetus to consumer demand.

Amid the geopolitical tensions, supply chain disruptions trade-related uncertainties, and possibility of El Niño conditions, the RBI has projected GDP growth of 6.6 per cent for FY 2026-27, while inflation is expected to gradually move up towards 5.1 per cent. Domestic growth conditions are expected to remain supported by resilient consumption demand, improving investment activity, continued momentum in the services sector, and sustained government expenditure on infrastructure and development projects.

In the year under review, the Bank focused on expanding customer reach and profitable growth while maintaining balance sheet strength.

Your Bank continued to contribute to national development through its business as well as social initiatives. The Bank expanded financial inclusion and supported rural prosperity. It remains committed to responsible corporate citizenship by contributing to the development of society and promoting sustainability.

These achievements have been enabled by the commitment and dedication of our more than 2.11 lakh employees, whose contributions continue to be pivotal to the Bank's future. We remain totally committed to attract, nurture, and retain top talent and emerge as one of the industry's premier employers.

MISSION AND STRATEGIC FOCUS

Your Bank's mission is to be a 'World-Class Indian Bank'. Its business philosophy is based on five core values:

- Customer Focus
- Operational Excellence
- Product Leadership
- People
- Sustainability

Sustainability should be viewed in unison with Environmental, Social and Governance performance. As a part of this, your Bank through its CSR initiative Parivartan, seeks to bring about change in the lives of communities mainly in rural India.

During the year under review, HDFC Bank continued building a sound customer franchise across distinct businesses to achieve healthy growth in profitability consistent with its risk appetite.

The Bank is focusing on:

- Delivering a better experience and greater convenience to customers
- Increasing market share in India's growing banking and financial services industry
- Expanding geographical reach
- Cross-selling the broad financial product portfolio
- Sustaining strong asset quality through disciplined credit risk management
- Maintaining competitive cost of funds

Your Bank remains committed to the highest levels of ethical standards, professional integrity, corporate governance and regulatory compliance. Every employee affirms to abide by the Code of Conduct annually.

SUMMARY OF FINANCIAL PERFORMANCE

(₹ crore)

Particulars	For the year ended / As on March 31, 2026	For the year ended / As on March 31, 2025
Deposits and Borrowings	3,594,645.1	3,262,645.8
Advances	2,937,166.3	2,619,608.6
Total Income	370,054.7	346,149.3
Profit Before Depreciation and Tax	98,826.3	91,857.5
Profit After Tax	74,671.3	67,347.4
Profit Brought Forward	164,822.4	139,579.9
Additions on Amalgamation (net)	-	-
Total Profit Available for Appropriation	**239,493.7**	**206,927.3**
Appropriations		
Transfer to Statutory Reserve	18,667.8	16,836.8
Transfer to General Reserve	7,467.1	6,734.7
Transfer to Capital Reserve	8,320.4	507.0
Interim Dividend Paid	3,836.6	-
Transfer to Special Reserve	3,000.0	3,200.0
Dividend pertaining to previous year paid during the year	16,869.4	14,826.2
Balance carried over to Balance Sheet	**181,332.4**	**164,822.4**



DIVIDEND

The Board of Directors of the Bank, at its meeting held on July 19, 2025, had recommended a special interim dividend of ₹2.50 (Rupees Two and Fifty Paise only) per equity share of ₹1/- each, (adjusted for bonus) and the same was paid on August 11, 2025. Further, the Board of Directors of the Bank, at its meeting held on April 18, 2026, recommended a final dividend of ₹13.00 (Rupees Thirteen only) per equity share of ₹1/- each, for the Financial Year ended March 31, 2026. With this, the total dividend for the year ended March 31, 2026, is ₹15.50 (Rupees Fifteen and fifty Paise only) per equity share of ₹ 1/- each, (adjusted for bonus) for the year ended March 31, 2026. This translates to a Dividend Payout Ratio of 31.9 per cent of the profits for the Financial Year ended March 31, 2026.

In general, your Bank's dividend policy, among other things, balances the objectives of rewarding shareholders and retaining capital to fund future growth. It has a consistent track record of dividend distribution and the Dividend Payout Ratio has been over 20 per cent. For the Financial Year ended March 31, 2026, the Dividend Payout Ratio is 31.9 per cent which includes the special interim dividend paid during the year. The dividend policy of your Bank is available on the Bank's website.

https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/about-us/corporate-governance/codes-and-policies/dividend-distribution-policy.pdf

RATINGS

Instrument	Rating	Rating Agency	Comments
Fixed Deposit Programme	CARE AAA (FD)	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
Fixed Deposit Programme *(Transferred from e-HDFC Limited)**	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
Certificate of Deposits Programme	CARE A1+	CARE Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	IND A1+	India Ratings	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Infrastructure Bonds	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.

Instrument	Rating	Rating Agency	Comments
Additional Tier I Bonds (Under Basel III)	CARE AA+	CARE Ratings	Securities with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such securities carry very low credit risk.
	CRISIL AA+	CRISIL	Securities with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such securities carry very low credit risk.
	IND AA+	India Ratings	Securities with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such securities carry very low credit risk.
Tier II Bonds (Under Basel III)	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry the lowest credit risk.
	IND AAA	India Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk.
Commercial Paper (Transferred from HDFC Limited)**	CRISIL A1+	CRISIL	Securities with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Bank Loans (Transferred from HDFC Limited)*	CARE AAA	CARE Ratings	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
Unsecured NCD (Transferred from HDFC Limited)*	CRISIL AAA	CRISIL	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.
	ICRA AAA	ICRA	Securities with this rating are considered to have the highest degree of safety regarding timely payment of financial obligations. Such securities carry lowest credit risk.

* The instruments / bank facilities have been transferred from erstwhile Housing Development Finance Corporation Limited (HDFC Ltd) on account of amalgamation of HDFC Ltd into HDFC Bank Limited with effect from July 01, 2023.

** Commercial Paper has 'NIL' outstanding as on 31st March 2026.



ISSUANCE OF EQUITY SHARES AND EMPLOYEE STOCK OPTION SCHEME (ESOP)

As on March 31, 2026, the issued, subscribed and paid-up capital of your Bank stood at ₹15,39,33,68,328.00 comprising 15,39,33,68,328 equity shares of ₹1/- each.

During the year ended March 31, 2026, the Bank issued and allotted bonus shares, in the proportion of 1:1, i.e. 1 (one) bonus equity share of 1/- each for every 1 (one) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025.

Further 6,41,06,893 equity shares of face value of ₹ 1/- each were issued by your Bank pursuant to the exercise of Employee Stock Options (ESOPs) / Restricted Stock Units (RSUs) under the approved Employee Stock Option Schemes/Employee Stock Incentive Scheme.

For information pertaining to ESOPs/RSUs, please refer to Annexure 1 of the Directors' Report.

CAPITAL ADEQUACY RATIO (CAR)

As on March 31, 2026, your Bank's total CAR, calculated as per Basel III Regulations, stood at 19.7 per cent, well above the regulatory minimum requirement of 11.9 per cent, including a Capital Conservation Buffer of 2.5 per cent and an additional requirement of 0.4 per cent on account of the Bank being designated as a Domestic Systemically Important Bank. Tier I Capital was at 17.7 per cent as of March 31, 2026.

TOTAL CAR
19.7 per cent
WELL ABOVE REGULATORY MINIMUM REQUIREMENT OF 11.9 PER CENT

MANAGEMENT DISCUSSION AND ANALYSIS

MACROECONOMIC AND INDUSTRY DEVELOPMENTS

The Indian economy demonstrated resilience during the Financial Year 2025-26 despite an increasingly uncertain global environment marked by trade-related disruptions, geopolitical tensions and volatility in financial markets. India's GDP is estimated to have grown by 7.7 per cent during the Financial Year 2025-26, compared to 7.1 per cent in the previous fiscal year, supported by strong domestic demand conditions, easing inflationary pressures, accommodative monetary policy, and sustained public investment. GST rate cuts during the third quarter of the year added further impetus to consumer demand.

Economic activity remained broad-based across sectors with continued momentum in manufacturing, construction, and services. Manufacturing activity benefited from improving domestic demand and export-related production, while the construction sector continued to be supported by government infrastructure spending and healthy real estate activity. The services sector remained a key driver of growth, aided by strong demand across financial, digital, travel, and business services. Agricultural output and rural demand conditions also remained favourable during the year, supported by a normal monsoon and improved farm sector activity.

Inflationary pressures moderated significantly during FY 2025-26, with headline retail inflation averaging 2.1 per cent during the year. Lower food inflation, easing supply-side pressures, and indirect tax reductions contributed to the moderation in prices. The RBI continued to support growth during FY 2025-26 through monetary easing measures amid moderating inflation conditions reducing the policy rate to 5.25 per cent.

The banking sector continued to witness healthy balance sheet trends during FY 2025-26. With an easing in interest rates and rise in consumer demand, credit growth rose to 14.1 per cent led by strong momentum in retail and MSME loans. Asset quality across the banking sector continued to improve, with gross non-performing asset (GNPA) ratios remaining near multi-year lows of 2.15 per cent as of September 2025, supported by stronger provisioning buffers, recoveries, and improved underwriting standards.

India's external sector remained relatively stable despite heightened global volatility. The current account deficit remained contained at 0.6 per cent of GDP during FY 2025-26, supported by resilient services exports and remittance inflows. Merchandise and services exports recorded moderate growth of 4.6 per cent during the year despite weaker external demand conditions and tariff-related uncertainties across major economies. On the positive side, progress on trade agreements with key global partners, including the United States, the United Kingdom, and the European Union, bodes well for medium-term trade and investment prospects ahead.

Gross foreign direct investment flows remained healthy during the year rising to US$ 94.8 billion, reflecting continued confidence in India's long-term growth potential and policy environment. India also continued to benefit from global investor interest in technology, digital infrastructure, manufacturing, and artificial intelligence-led opportunities with capital flows into sectors like electronics and data infrastructure. At the same time, global financial market volatility and changing investor risk appetite resulted in fluctuations in portfolio investment flows and currency markets. Net portfolio investments saw an outflow of US$ 16.4 billion in fiscal year 2026, due to heightened risk sentiment following global tariff uncertainty and the outbreak of war in West Asia.

The Indian Rupee witnessed periods of volatility during the year amid fluctuations in global oil prices, movements in the US dollar, evolving trade dynamics, and changing global capital flows. The rupee weakened by 9.4 per cent against the US dollar during the fiscal year. Nevertheless, India's healthy foreign exchange reserve position, stable domestic macroeconomic fundamentals, and measures taken by the Reserve Bank of India (RBI) helped limit excessive market volatility and impact on the domestic financial system.

Looking ahead, the RBI has projected GDP growth of 6.6 per cent for FY 2026-27, while inflation is expected to gradually move higher towards 5.1 per cent. Domestic growth conditions are expected to remain supported by resilient consumption demand, improving investment activity, continued momentum in the services sector, and sustained government expenditure on infrastructure and development projects.

At the same time, the outlook remains subject to evolving global and domestic risks. While recent de-escalation in geopolitical tensions has reduced immediate pressures on commodity prices and global supply chains, uncertainty surrounding global trade policies and financial market volatility warrant close monitoring. The development of El Niño conditions and uneven monsoon distribution, may also impact agricultural production, rural demand, and food inflation during FY 2026-27. Any renewed increase in food and energy prices could lead to tighter financial conditions and influence the future trajectory of monetary policy.

Globally, economic growth remained steady at 3.4 per cent in 2025, though the outlook has become more uncertain. The IMF expects global growth to moderate to around 3.1 per cent in 2026 amid geopolitical tensions, tighter financial conditions, and elevated commodity prices.

Despite global headwinds, India continues to remain among the fastest-growing major economies globally. Stable domestic demand, ongoing infrastructure development, digitalisation, policy continuity, improving corporate and banking sector balance sheets, and a resilient financial system continue to support the medium-term growth outlook for the Indian economy.

FINANCIAL PERFORMANCE

The financial performance of your Bank for the year ended March 31, 2026 remained healthy with Total Net Revenue (Net Interest Income plus Other Income) rising 13.6 per cent to ₹1,91,218.6 crore from ₹1,68,302.4 crore in the previous year. Revenue growth was driven by an increase in both Net Interest Income and Fees & Commission. Net Interest Income (NII) grew by 4.9 per cent to ₹ 1,28,686.0 crore. Net Interest Margin (NIM) (as percentage of average assets) was at 3.34 per cent.

TOTAL NET REVENUE
₹ 1,91,218.6 crore

13.6 PER CENT INCREASE IN THE
FINANCIAL YEAR 2025-26

Other Income grew by 37.0 per cent to ₹62,532.6 crore. Excluding current year transaction gains of ₹9,179.4 crore from stake sale in subsidiary HDB Financial Services Ltd, Other Income grew by 16.9 per cent. The largest component was Fees and Commissions at ₹34,875.9 crore. Profit on Revaluation and Sale of Investments was ₹13,936.6 crore. Foreign Exchange and Derivatives Revenue was ₹6,460.0 crore and recoveries from written-off accounts were ₹4,014.4 crore.

Operating (Non-Interest) Expenses rose to ₹72,660.3 crore from ₹68,174.9 crore. During the year, your Bank set up 234 new branches and 33 ATMs / Cash Deposit and Withdrawal Machines (CDMs). The addition in expenses include higher spend on IT, infrastructure, and staffing expenses. Staff expenses went up due to annual wage revisions and one-time gratuity provision on account of new labour code during the year. Further, due to increased transaction volumes, UPI remitter expenses went up and Deposit Insurance and Credit Guarantee Corporation (DICGC) premium cost increased due to deposit growth. Despite higher Staff and Infrastructure Expenses, the Cost to Income Ratio was lower at 38.0 per cent (Includes certain transaction gains and gratuity provision) as compared to 40.5 per cent during the previous year.

Total Provisions and Contingencies were ₹23,389.6 crore as compared to ₹11,649.4 crore in the preceding year. The increase is mainly on account of floating provision created in the current year of ₹9,000.0 crore. Your Bank's provisioning policies remain more stringent than regulatory requirements.

The Coverage Ratio based on specific provisions alone excluding write-offs was 67.2 per cent and including general, floating and contingent provisions was 210.0 per cent. Your Bank made General Provisions of ₹754.5 crore during the year. Gross Non-Performing Assets (GNPAs) were at 1.15 per cent of Gross Advances, as against 1.33 per cent in the previous year.



Net NPA ratio stood at 0.38 per cent as against 0.43 per cent in the previous year.

Profit Before Tax grew by 7.6 per cent to ₹95,168.7 crore. After providing for Income Tax of ₹20,497.4 crore, Net Profit increased by 10.9 per cent to ₹ 74,671.3 crore from ₹ 67,347.4 crore. Return on Average Net Worth was 14.29 per cent while Basic Earnings Per Share (EPS) was ₹48.62 up from ₹44.15.

NET PROFIT
₹ 74,671.3 crore

10.9 PER CENT INCREASE IN THE
FINANCIAL YEAR 2025-26

As on March 31, 2026, your Bank's Total Balance Sheet stood at ₹43,64,886 crore, an increase of 11.6 per cent over ₹39,10,199 crore on March 31, 2025.

Total Deposits rose by 14.4 per cent to ₹31,05,251 crore from ₹27,14,715 crore. Savings Account Deposits grew by 11.9 per cent to ₹7,05,802 crore while Current Account Deposits rose by 12.9 per cent to ₹3,54,495 crore. Time Deposits stood at ₹20,44,953 crore, representing an increase of 15.5 per cent. CASA Deposits accounted for 34.1 per cent of Total Deposits.

Advances stood at ₹ 29,37,166 crore , representing an increase of 12.1 per cent. The Domestic Loan Portfolio at ₹28,90,968 crore grew by 12.3 per cent over March 31, 2025.

The Bank's Debt Equity Ratio for the year ended March 31, 2026 stood at 0.53 as compared to 0.74 in the previous year.

HDFC LIMITED'S BORROWING MATURITY SCHEDULE

Of HDFC Limited's borrowings of ₹2,25,019.44 crore as at March 31, 2026, approximately 20 per cent is due for repayment over the next two years up to FY 2028 and the balance 80 per cent is due thereafter.

BUSINESS REVIEW

Your Bank's operations are split into Domestic and International.

A.   Domestic Business comprises the following:

Retail Banking

Your Bank's Retail Assets are based on three core pillars:

> Maintaining Pristine Portfolio Quality

> Strong Digital Offering and

> Optimal Risk Pricing

The Bank's Retail Advances under Management grew to ₹16,14,941 crore witnessing a growth of about 7 per cent year-on-year.

Brief on segment performance:

HDFC Bank maintained a pristine portfolio quality in the retail segment. This was achieved by continuing to focus on lending to top corporates and customers with good credit scores. Personal Loans segment witnessed a strong growth with the portfolio touching ₹ 2,17,805 crore in the Financial Year 2025-26. Almost all applications (99 per cent) of this segment are originated digitally, while 90 per cent were disbursed digitally.

The Xpress car loans, offering seamless end-to-end digital disbursement, has increased the digital origination to 51 per cent of the total New Car Loan business.

The two-wheeler portfolio recorded a 5x surge in profits over the previous financial year, driven by a highly digital-first model with 99 per cent of customers acquired through digital channels.

Your Bank has exhibited significant year-on-year growth of 34 per cent in Gold Loans capitalising on an expanded branch network.

In the Financial Year 2025-26, your Bank's retail mortgage advances grew by 6.3 per cent year-over-year. It stood at ₹8,88,670 crore as compared to ₹8,35,656 crore in FY 2024-25.

The Payments business is a key strategic growth pillar for the Bank, contributing significantly to the assets and liabilities business.

HDFC Bank issued over nine crore cards (credit, debit and pre-paid) in the Financial Year 2025-26. This was supported by a widely distributed acceptance network across online and offline merchant ecosystems. HDFC Bank holds a high wallet share of both customers and merchants. The Bank continues to hold a leadership position across multiple product offerings within the payments business.

In the credit cards segment, the Bank continued to scale up new product offerings with the launch of the PhonePe Co-branded Credit Card and introduced new variants of Swiggy co-branded Credit Cards.

The number of credit cards issued, witnessed a growth of 11 per cent year on year, compared to industry growth of about 7 per cent. Card spends registered a robust growth of 18 per cent year on year, outperforming the industry growth of about 10 per cent.

MyCards - a comprehensive card servicing platform of the Bank, has over 4.5 crore registered customers. It is used to avail a range of card related services.

PayZapp 2.0, launched in March 2023, continues to demonstrate a strong scale-up, reaching about 2.08 crore registered users in the Financial Year 2025-26. The platform offers a comprehensive suite of payment options such as credit cards, debit cards, wallet, and UPI. This enables customers to transact seamlessly across both offline and online merchants through multiple form factors such as scan, tap, and swipe. PayZaap has over 50 lakh monthly active users.

In the Financial Year 2024-25, the Bank had introduced Zapp account to address the growing customer need for a secondary account dedicated to payments and UPI transactions. Zapp has gained steady traction, with approximately five lakh customers transacting monthly, generating around 30 lakh transactions per month.

SmartHub Vyapar: Empowering Indian Merchants

To strengthen the merchant ecosystem and enable a future-ready commerce platform, **SmartHub Vyapar,** an integrated payment, and business solution—was launched in October 2022. The platform continues to see strong adoption and scale, emerging as a key driver of merchant engagement and business growth.

As on March 31, 2026, **SmartHub Vyapar has onboarded over 20.4 lakh merchants,** collectively processing a transaction value of ₹**4.73 lakh crore**. The platform enables merchants to seamlessly manage payments, access banking services, and leverage value-added tools, supporting your Bank's vision of becoming India's most trusted commerce and banking partner for merchants.

SmartGATEWAY: Building a Commerce-Ready Platform

In line with your Bank's strategic direction to build a **full-stack, commerce-ready platform**, the **SmartGATEWAY** was launched in February 2024 as a unified solution for online merchants. The platform provides a comprehensive suite of payment acceptance capabilities. It supports over 150 payment methods, along with advanced analytics, superior payment success rates, and a frictionless checkout experience.

As on March 31, 2026, the platform has onboarded approximately 90,000 online merchants, processing a transaction value of ₹**27,000 crore,** and is witnessing a **strong growth,** reflecting rapid scale-up and increasing merchant preference.

Way Forward: Aligned with the Bank's strategy, SmartHub Vyapar and SmartGATEWAY will continue to expand merchant base across online and offline ecosystems, deepen product penetration across payments, credit, and banking solutions, build a unified, omni-channel merchant platform, drive higher merchant engagement through analytics-led insights and integrated offerings. These initiatives position both platforms as **key growth engines,** enabling merchants to scale efficiently while strengthening the Bank's leadership position in the merchant acquiring and commerce ecosystem.

Our Distribution Channel

The virtual channels of the Bank were set up to enhance coverage across customer segments and to ensure a holistic service experience to all customers. This is one of the key engagement channels in the Bank.

Virtual Relationship Banking is an integrated customer centric approach covering - Virtual Relationship and Virtual Care serving as a crucial component of the Bank's sales and customer engagement strategy. This approach harnesses technology to connect with customers, build relationships and promote banking products and services. This helps the Bank to expand the managed customer base, generate leads and drive revenue growth.

Recognising employees and customers as the capitals for this business, your Bank has invested heavily in training and development of its relationship managers. Training covers product knowledge, sales techniques, communication skills, compliance and regulatory requirements and customer relationship management skills.

As a part of this strategy, Relationship Managers reach out to customers through telephone and digital platforms resulting in deeper and cost-effective engagement. As digital literacy and exposure increases exponentially, VRMs are gaining wider acceptance through deeper engagement and relationships backed by a strong product offering thereby constituting an important component of the Bank's customer engagement strategy.

This channel is a highly effective tool for the Bank to drive revenue growth, expand its customer base and provide excellent customer service.

Retail Banking – Mortgage Business

Your Bank has one of the largest mortgage loan portfolios in the country.

The merger of India's largest Housing Finance Company, HDFC Ltd. with the largest private sector bank in India combines the strength of a trusted home loan brand with HDFC Bank's extensive branch network and ability to leverage technology platforms.Home loans opened a fresh



pathway for the Bank's future growth. Offering the home loan product to the Bank's large customer base, enhanced its ability to tap into the opportunities for cross sell due to a longer tenure engagement. The retail mortgage advances grew by 6.34 per cent to ₹8,88,670.07 crore compared to ₹8,35,656.46 crore in the previous financial year.



Home Loans
(₹ Cr)

- 8,35,656.46 — FY 2024-25
- 8,88,670.07 — FY 2025-26

↑6.34%

Third Party Products

Your Bank distributes Life, General and Health Insurance as well as Mutual Funds (Third Party Products) to its customers. In the Financial Year 2025-26, the income from this business accounted for 23.30 per cent of Bank's Total Fee Income.



Revenue - Third Party Products
(₹ Cr)

- 7,883 — FY 2024-25
- 8,196 — FY 2025-26

↑4%

Life Insurance

With a focus on offering customers a comprehensive array of options, your Bank continues to adopt an open architecture model for distributing insurance products from its three trusted partners. For the year ended March 31, 2026, the Bank mobilised premium of ₹12,839 crore representing a year-on-year growth of 24 per cent. The Bank's extensive distribution network includes branches, virtual channels, NRI services and wealth management. The focus will continue to be on staff training, robust quality and control processes uniformly implemented across all partners as well as offering integrated and seamless digital on-boarding journeys. Currently, HDFC Bank's NetBanking platform offers 162 insurance products across all partners accounting for over 45 per cent of the total policies.



Life Insurance
(₹ Cr)

- 10,331 — FY 2024-25
- 12,839 — FY 2025-26

↑24%

Premium Earned

Non-Life Insurance

Your Bank continues its collaboration with four general insurance and two standalone health and insurance partners. The Bank has innovative non-life insurance products which are accessible through both digital and physical platforms. This allows the Bank to expand the range of offerings and provide a comprehensive coverage to customers. Employees across channels are trained on regular basis in the new products and processes. To meet customer demands, additional manpower are deployed across non-life insurers. As on March 31, 2026, premium mobilisation in General and Health Insurance reached a total of ₹ 5,503 crore representing a growth of 26 per cent over the previous year.



Non-Life Insurance
(₹ Cr)

4,381.6 — FY 2024-25
5,503.1 — FY 2025-26

↑26%

Premium Earned

Mutual Funds

Your Bank's Assets Under Management (AUM) stood at ₹1,67,992 crore for the year ended March 31, 2026 representing a growth of 7 per cent. Your Bank continues to follow an open architecture approach in distribution of Mutual Funds and is currently associated with 39 Asset Management Companies (AMCs).

The Bank offers digital on-boarding platform to the customers for Mutual Fund investments through Investment Services Account (ISA) and SmartWealth (app based).

During the same period, HDFC Bank witnessed a significant growth of 18 per cent in Systematic Investment Plans (SIPs) mobilisation.



Assets Under Management (AUM)
(₹ Cr)

156,321 — FY 2024-25
1,67,992 — FY 2025-26

↑7%

Wealth Management

During the Financial year 2025-26, Your Bank continued to expand its services to its clients ranging from Ultra-HNW to Mass Affluent client segments.

Your Bank has continuously worked to generate as well as quantify the alpha delivered in each client's portfolio. In FY 2025-26, 73 per cent of the clients generated a positive alpha with the median client alpha at 0.9 per cent. Your Bank's aim is to incorporate alpha in all client reports and portfolio reviews.

HDFC Bank has the largest wealth force in the country comprising over 1,000 team members, including 150 service staff and more than 100 investment analysts. This force is provided extensive training on both soft and technical skills. The Bank continued to collaborate with top-ranked business schools such as Indian Institute of Management at Ahmedabad and Bangalore for on campus as well as online courses.

Your Bank's wealth offering is built on the foundation of delivering exceptional customer service. In a competitive and fast-evolving financial landscape, the Bank has consistently reimagined service delivery to align with the clients' expectations of speed, personalisation, and convenience. This relentless commitment is reflected in its industry-leading Net Promoter Score (NPS) of 92, proof of the trust and satisfaction that the Bank has built with its clients.

Last year your Bank conducted over 100 investor education initiatives across the country with fund managers as guest speakers. These programmes reached thousands of investors across metros and emerging cities, offering deep insights into market trends, asset allocation, and long-term wealth creation which helped the Bank to onboard new Wealth clients. To cater to its growing client base, over the past year, HDFC Bank has significantly broadened its product basket to 31 from 23, across various categories such as Long Only, Long Short, PE/VC, Private Credit and Commercial Real Estate.

In FY 2025-26, the Bank consolidated all sales processes into one CRM – RMPro. With this launch, the Bank provides its Relationship Managers (RMs) with a 360-degree service platform in an intuitive mobile first application with holistic client relationship view and single platform for sales processes leading to higher green time and productivity. With digitalisation of processes, consolidation of tools and smarter insights and automation, managing client relationships has become smarter, faster and simpler for RMs.



Your Bank has worked on enhancing its digital investment platform - SmartWealth that enables its clients to track their portfolios and make investments along with access to goal-based investment recommendations. With highly intuitive client experience and gamification of client journeys, this mobile first platform aims to provide access to research to all mass affluent clients. It has more than 15 lakh downloads and over 8.5 lakh clients onboarded on SmartWealth.

In Global Private Banking Innovation Awards 2025, HDFC Bank was awarded 'Best Domestic Private Bank-India', 'Best Private Bank for Insurance' and 'Best Wealth Management for $100K-$250K AUM'. In the Global Private Banking Awards 2025 organised by Professional Wealth Management (PWM), published by the Financial Times, HDFC Bank was adjudged the 'Best Private Bank for Customer Service – Asia' and was highly commended as 'Best Private Bank – India'. HDFC Bank was adjudged as 'India's Safest Private Bank' and 'India's Best for Premier Banking' in the Euromoney Private Banking Awards 2026.

Your Bank has built a distinctive position in the private banking landscape by combining personalised client service, continuous innovation, and a deep understanding of the evolving needs of affluent and high-net-worth individuals.

Wholesale Banking

Wholesale Banking at HDFC Bank is structured into specialised verticals catering to large corporates, prominent business houses, multinational corporations, public-sector undertakings, financial institutions and emerging corporates. Each vertical has specialised personnel with expertise in their respective fields that brings about improved traction while dealing with the corporate customers. Models of engagement in each vertical differ and have structured offerings that address specific needs of these customers. Additionally, the supply chain layer services channel partners of each vertical.

Product offerings to corporate customers include credit requirements – working capital and term financing, transaction banking and liquidity management – collections and payment solutions, international and domestic trade – fund and non-fund products, treasury and risk management tools, advisory services – equity, debt and merger and acquisitions, supply chain finance – channel partners, employee centric solutions – salary empanelment and key official relationship management and shareholder value creation – dividend distribution.

Your Bank's Wholesale Banking business including small & mid-market book size stood at ₹14,42,397 crore as of March 31, 2026.

The year under review saw headwinds in the global economy due to tariffs, trade sanctions and geopolitical conflicts. This exposed corporates to supply chain challenges and fluctuation in raw material prices leading to them becoming cautious at this point. Despite this, your Bank continued its growth trajectory by outpacing the industry's credit growth in this segment. This was achieved without compromising on portfolio quality and through a focused approach of increasing wallet share in existing customers as well as through significant contribution from new-to-bank customers.

The wholesale banking business continued its engagement with financial institutions to build a best-in-class NBFC portfolio. This has resulted in better yields as well as the largest market share in liabilities by value and cross-sell by volumes in the segment. The wholesale bank is the largest contributor of small and marginal farmer assets to the Bank through on-lending transactions done with financial institutional partners.

The Emerging Corporates Group which focuses on the mid-market corporate segment , leveraged its vast geographical footprint of over 90 physical locations and about 300 locations through a hub and spoke model to bring a wide range of offerings to a large cross-section of customers. Together with a strong technology backbone, automated processes, suite of financial products and quick turnaround time, your Bank has created a competitive edge in the marketplace. The business continues to have a diversified portfolio in terms of both industry and geography.

In the year under review, your Bank continued its focus on the MSME sector and continued to be one of the largest lending institutions to this segment. Formalisation and digitalisation of the MSME sector continued to gather pace driven by the implementation of the Goods and Service Tax (GST). This has offered a larger opportunity for lending to this sector. Your Bank has capitalised on the opportunity and is geared for healthy growth. HDFC Bank has emerged as a leading Bank in multiple states and union territories in MSME sector contribution. This has been achieved by leveraging its wide distribution network of branches and offering full-fledged financial solutions through a wide suite of products and services.

Apart from the traditional NetBanking, MSME customers also have access through Enet services and SME Portal.

They are offered comprehensive financial solutions like easy loans, online transactions, trade services, comprehensive view of credit facilities, paperless transactions and digital solutions. MSME customers are thus conveniently able to access a suite of product and services tailored to meet their business requirements.

During the year, your Bank increased its focus on providing construction finance to residential, commercial sector, as well as offered loans against property and lease rental discounting to leading developers in the country. The Bank increased its market share in existing relationships and added new customers. Your Bank plans to increase its geographical presence in the coming year to cater to new customers in key growth markets. It focuses on providing a gamut of banking services and customised solutions.

Over the past 18 months, there has been a substantial reduction in non-bank compliant loan book. This coupled with efforts on recoveries of stressed loans has resulted in release of significant provisions.

The Investment Banking business delivered a strong performance in the Financial Year 2025-26, further strengthening its position across Debt Capital Markets, Project Finance, INR Loan Syndication and Equity Capital Markets. Your Bank ranked among the top three in the Bloomberg rankings of Rupee Bond Book Runners for the Financial Year 2025-26 with a market share of about 10 per cent. Your Bank is also a leading Project Finance underwriter across sectors and is amongst the top four in the Bloomberg ranking of Syndicated INR term loans for FY 2025-26. It provided advisory services and end-to-end execution support to clients in raising equity capital aggregating to ₹36,608 crore, through Initial Public Offerings (IPOs) and institutional placements. Your Bank advised a foreign healthcare company on an open offer for the acquisition of a stake in a listed Indian healthcare group. In addition, HDFC Bank also acted as a sell side advisor to a client in an M&A transaction.

In the Government Business, your Bank sustained its focus on tax collections, collecting direct tax (CBDT) of ₹6,38,302.56 crore and Indirect tax - CBIC (Custom duty + GST) of over ₹6,09,428.66 crore crore during Financial Year 2025-26. It continues to enjoy a pre-eminent position among the country's major stock and commodity exchanges in both Cash Management Services and Cash Settlement Services.

Your Bank's journey on strategic digital transformation to enhance customer engagement and employee experience and create an ecosystem for seamless banking is well underway.

It continues to leverage analytics which enable it to delve deeper into corporate ecosystems. This leads to better product structuring, cross sell opportunities, improved yields and thus improves the Bank's share of Revenue Pools from Corporates.

HDFC Bank provides a comprehensive suite of cutting-edge platforms tailored to meet the diverse needs of corporate clients. The key one is the Corporate E-Net Banking platform. It offers the time tested e-Net service as well as the CBX platform. These platforms provide intuitive interfaces and robust functionalities empowering businesses with seamless control over their financial operations. The Trade Platform - Trade on Net (TON) serves as a cornerstone for facilitating efficient trade transactions. Further, the Supply Chain Finance (SCF) transaction platform enables digital contract bookings and automated disbursements, streamlining end-to-end SCF transactions for the corporates. HDFC Bank has integrated with all the three TReDS platforms. Further it is collaborating with Fintechs to integrate with Corporate ERP and offer Embedded Banking in Corporate Ecosystem journeys.

Treasury

The Treasury Department is the custodian of your Bank's cash / liquid assets and handles its investments in securities, foreign exchange and cash instruments. It manages the liquidity and interest rate risks on the balance sheet and is also responsible for meeting reserve requirements. The vertical also helps manage the hedging needs of customers and earns a fee income generated from transactions customers undertake with your Bank while managing their foreign exchange and interest rate risks.

Revenue accrues from spreads on customer transactions based on trade and remittance flows and demonstrated hedging needs. Your Bank recorded a revenue of ₹6,459.99 crore from foreign exchange and derivative transactions in the year under review.

REVENUE OF
₹ 6,459.99 crore
FROM FOREIGN-EXCHANGE AND DERIVATIVE TRANSACTIONS FOR FY 2025-26.

As a part of its prudent risk management, your Bank enters into foreign exchange and derivatives deals with counterparties after it has set up appropriate credit limits based on its evaluation of the ability of the counterparty to meet its obligations. Where your Bank enters into foreign



currency derivatives contracts not involving the Indian Rupee with its customers, it typically lays them off in the inter-bank market on a matched basis. Your Bank also deals in derivatives on its own account including for the purpose of its own balance sheet risk management.

HDFC Bank is also a nominated agent for the bullion imports and has a significant market share in that business.

Your Bank maintains a portfolio of Government securities in line with the regulatory norms governing the Statutory Liquidity Ratio (SLR). A significant portion of these SLR securities is in 'Held-to-Maturity' (HTM) category, while some are 'Available for Sale' (AFS). The Bank is also a primary dealer for Government Securities. As a part of this business, your Bank holds fixed income securities as 'Held for Trading' (HFT).

In the year under review, your Bank continued to be a significant participant in the domestic foreign exchange and interest rate markets. Accordingly, the Bank benefited from falling bond yields and continues to tap opportunities arising out of the liberalisation in the foreign exchange and interest rate markets.

B. International Business

Your Bank's international operations comprise five branches, located in Hong Kong, Bahrain, Dubai International Financial Centre (DIFC), Singapore and an IFSC Banking Unit in Gujarat International Finance Tec-City. Additionally, it has four representative offices in Nairobi (Kenya), Abu Dhabi, Dubai and London catering to Non-Resident Indians and Persons of Indian Origin.

As a part of the Bank's customer centric strategy, it has products to cater to client needs across asset classes. The GIFT City branch offers a host of products like trade credits and foreign currency term loans (including external commercial borrowings). Your Bank is aiming to leverage the growth in the financial centres and is expanding its basket of offerings to meet the demands of both resident and non-resident clients.

As on March 31, 2026, the Balance Sheet size of International Business was US $ 9.13 billion. Advances constituted 1.57 per cent of the Bank's advances. The Total Income contributed by overseas branches constituted 1.29 per cent of the Bank's Total Income for the year.

C. Government, Institutions and New Economy Businesses

Your Bank continues to grow the Government, Institution and New Economy Businesses which are the fulcrum of the

larger liabilities business. Some of the key highlights and new initiatives include:

1. HDFC Bank is a trusted partner in ensuring government initiatives benefit the last mile, by leveraging digital solutions to directly transfer welfare benefits under Government schemes such as the direct transfer of welfare benefits under the Mukhyamantri Mahila Rozgar Yojana in Bihar.

2. Your Bank has partnered with the state governments of Assam, Haryana, Odisha and Chhattisgarh for executing 10 new welfare scheme mandates such as Mukhyamantri Public Health Transformation Fund, Chhattisgarh, which has benefitted almost 1.5 crore beneficiaries.

3. In addition, the Bank received the health sector grant for rural local bodies in Uttar Pradesh which will aid in conversion of rural sub-centres/ primary healthcare centres, to health and wellness centres; supporting diagnostic infrastructure and creating block-level public health units.

4. Under the Government's digitalisation drive, your Bank is helping Urban Local Bodies (ULBs) in enhancing their own source revenues through digital solutions. Over 150 ULBs were onboarded by the Bank on digital solutions.

5. Your Bank has also processed tens of thousands of crores of horizontal flows of the Fifteenth Finance Commission in FY 2025-26.

6. Your Bank continues to be an enabler for pensioners, implementing the following measures:

   a. Enhanced pension product for defence pensioners, with personal accidental death coverage of ₹1 crore till the age of 80.

   b. In FY 2025–26, the Bank ensured that 99 per cent of pensioners (our customers) successfully submitted their digital life certificates in the Pension Processing System of the Bank through a hassle-free experience.

   c. Provided doorstep collection services for old, sick and incapacitated pensioners, as well as those who are differently abled or visually impaired.

7. Your Bank continues to rank among the leading Government Agency Banks for collecting Central Government taxes. Substantial market share of 17.8 per cent, was acquired in GST collections as per tax

collection data reported through the GST portal. The Bank has now started collecting taxes from Himachal Pradesh along with existing collections from 10 other states/ UTs.

8. Your Bank facilitated the transfer of funds flowing from the Central Government to various beneficiaries under the aegis of the Centrally Sponsored Schemes and Central Sector Schemes. The total flows processed grew by 7 per cent year on year.

9. Your Bank continues its initiatives on digitalisation of financial operations of government entities, like online transfer of compensation against land acquisition, online collection of local body taxes and managing financial assistance to specific sections of society.

10. Your Bank is now a digital banking solution provider for green energy projects wherein it has partnered with a state energy development agency.

11. Your Bank is now integrated with treasury systems across six states to enable beneficiary account validation, payments, transaction and balance reporting.

12. Your Bank has also driven digitalisation at district level by facilitating last mile beneficiary payments through digital solutions.

13. Your Bank continues to increase its institutional footprint across the country.

    a. It has successfully on-boarded approximately 48 per cent of universities nationwide. Some of the marquee additions during the year are Guru Gobind Singh Indraprastha University, New Delhi and Alagappa University, Tamil Nadu.

    b. Notable religious organisations whose business were acquired this financial year include the Diocese of Thanjavur, Jamia Masjid, and Shree Ekvira Devasthan Trust, amongst others.

14. Your Bank has received positive customer feedback for its recent digital products and solutions:

    a. Won a Silver in the category 'Best Digital Enterprise Product and Services' for CollectNow at the 16th India Digital Awards organised by the Internet And Mobile Association of India (IAMAI). CollectNow is a collections solution that brings together over 15 online and offline collection modes – all on a single platform, with single settlement of online modes and real time validations, co-created in partnership with fintechs, for government and institutional customers

    b. FARSight enables customers to enhance financial planning and unlock efficiencies through proactive and pre-emptive intelligence. Powered by NextGen AI, the platform has become the preferred digital dashboard for more than 4,500 government and institutional customers by delivering segment-focussed, data-driven insights that support advanced financial planning, strategic decision-making, and improved operational effectiveness.

    c. Your Bank offers GIGA–a banking programme tailored specifically for the gig economy, as defined by India's recent Labour Codes 2025. GIGA by HDFC Bank addresses an underserved demographic, by understanding the unique challenges faced by them such as irregular income, lack of financial security and limited access to traditional banking services. GIGA aims to create a financial ecosystem for the gig economy by closely working with relevant stakeholders. The programme is a suite of customised products made to suit the profiles of these incumbents across liability, assets, payments, insurance, and investments.

    d. Your Bank is committed to enabling smooth cross-border transactions for domestic merchants, freelancers, MSMEs, and exporters. We are the preferred banking partner providing AD-1 services to cross-border fintechs- both new and emerging, to enable secure and hassle free cross–border trade settlements.

15. Start–up Banking: Your Bank provides a complete range of banking products specially curated for the start-up ecosystem. In furtherance of its objective to support the banking and financial needs of start-ups, it launched 'Start-up Lounges' - exclusive spaces for start-ups to work and ideate.

    A. Moreover, your Bank signed MoUs with prominent start-up ecosystem partners. They include government nodal agencies and incubators located at educational institutions. Some of the partners are TiE India Foundation, Start-Up Tamil Nadu, and Plug and Play at GIFT City among others.



B. HDFC Tech Innovators 2025: Your Bank along with HDFC Capital Advisors and HDFC Asset Management Company spearheaded HDFC Tech Innovators 2025, with support from other group companies such as - HDFC Ergo, HDB Financial Services, HDFC Life, and HDFC Securities to promote innovations and opportunities for technology related start-up ventures. Over 1600 applications were received across six categories - Fintech, Proptech, Sustainability Tech, Consumer Tech, Defence and Spacetech and New Age Tech. The top 10 winners, including two emerging women founders were selected by a grand jury comprising HDFC Bank Group leadership, venture capitalists, senior industry executives and unicorn founders. The shortlisted startups are evaluated for potential investment and business opportunities through the proof-of-concept route with the Bank and/or group companies.

C. Parivartan Start–Up grants: Your Bank supported nine incubators associated with reputed academic institutions and 67 start-ups through the ninth edition of the Parivartan Start-Up Grants. This year, your Bank collaborated with Startup India to advance the development of the social impact startup ecosystem in India. The Bank further engaged with Startup Punjab, a Government of Punjab initiative, to enable and scale startup ecosystem development in the state.

D. Capacity Building Initiatives: The Bank also supported a capacity building initiative, with over 100 incubation centre managers benefiting through regional Manager Development Programmes (MDP) conducted across Guwahati, Mumbai, Bengaluru and Delhi.

Semi-Urban and Rural

Your Bank has a strong focus on the Semi-Urban and Rural (SURU) markets, recognising these segments as key growth drivers. The Bank's commitment to these markets has only strengthened over the years due to increasing rural incomes and aspirations. This has seen a rise in the demand for quality financial products / services and further reinforced the Bank's commitment to these markets. Through various business groups and a well-defined strategy, your Bank continues to deepen its presence across Semi-Urban and Rural geographies with about 50 per cent of branches in these locations.

Apart from meeting the statutory obligations under Priority Sector Lending (PSL), including support for agriculture and allied activities, small and marginal farmers, and weaker sections, your Bank offers a comprehensive suite of financial products customised for these markets. These include Auto Loans, Two-Wheeler Loans, Personal Loans, Gold Loans, Light Commercial Vehicle (LCV) financing and Small Shopkeeper Loans, amongst others.

In the year under review, your Bank's rural footprint crossed the 2.5 lakh village milestone, covering more than 2.52 lakh villages. The Bank is focused not only on widening its reach but also on deepening relationships. This growth strategy is being backed by the Bank's robust digital capabilities, which are helping deliver seamless, accessible and customer-centric banking solutions.

Your Bank's operations in Semi-Urban and Rural locations are explained below:

Agriculture and Allied Activities

Your Bank's assets in Agriculture and Allied activities (PSL + Non PSL) stood at ₹3,68,951.49 crore as on March 31, 2026.

The Bank has succeeded in this segment due to its diverse product range and a quick turnaround time aided by strong distribution strength and innovative digital solutions.

HDFC Bank's extensive product portfolio encompasses pre and post-harvest Crop Loans, Farm Development / Investment Loans, Two-Wheeler Loans, Auto Loans, Tractor Loans, Small Agri Business Loans, Loan Against Gold, Loan to landless labourers and more. This comprehensive offering has enabled the Bank to establish a robust presence in rural areas with its asset products. Additionally, it has been a prominent participant in the Agri Infrastructure Fund Scheme consistently achieving Government targets.

HDFC Bank is increasingly involved in facilitating various Government / Regulatory Schemes to other Non-crop Segments, including Agri-allied and Small Agri-Business Enterprises, as well as Rural MSMEs. A unique business model encompassing a wide variety of products and services driven by a relationship management approach ensures suitable solutions as well as financial literacy to farmers. The Bank has tailored a range of crop and geography-specific products to align with harvest cycles and address the specific needs of farmers across diverse agro-climatic zones. This customer-centric approach has transformed rural banking services, enabling delivery of personalised offerings to meet the evolving needs of customers in these markets effectively.

Products such as post-harvest cash credit and warehouse receipt financing facilitate faster cash flows to farmers, while credit is also extended for Allied Agricultural Activities such as Dairy, Pisciculture, and Sericulture. Moreover, HDFC Bank's targeted branch expansion in SURU regions coupled with digital interventions aims to create a superior customer experience and position it as a future-ready institution.

Participation in Government Schemes

The Government of India has announced a host of schemes / enablers especially in the agriculture sector as a part of Atmanirbhar Bharat Abhiyaan. Your Bank is implementing virtually all such initiatives / schemes aimed at multiple stakeholders in the Agri ecosystem.

Agriculture Infrastructure Fund (AIF) Scheme

Through this scheme, the Bank is offering medium to long-term debt for investment in viable projects pertaining to post-harvest management and infrastructure development like construction of warehouses/silos. As of March 31, 2026, under the AIF scheme, your Bank has sanctioned 10,947 proposals amounting to ₹7,814 crore out of which 9,732 proposals have been disbursed with a total value of ₹6,284 crore

Key achievements under the scheme:

*   The Bank was ranked in the 4th position with 10 per cent market share in total amount sanctioned under AIF.

*   The Bank crossed 10,900 project approvals under AIF scheme.

*   HDFC Bank has been felicitated with two prestigious awards by the Ministry of Agriculture and Farmers Welfare (MoA&FW), recognising it for outstanding contribution during the regional conference held at Chandigarh.

Pradhan Mantri Formalisation of Food and Micro Enterprises (PMFME)

Your Bank is actively participating in the implementtion of the scheme and is passing the benefits to eligible borrowers in the food processing sector. Since inception, your Bank has achieved a milestone by funding nearly 10,139 individual projects, sanctioning ₹1,892 crore. Out

of these, there have been disbursements to 9,434 projects amounting to ₹1,713 crore.

In the year under review, loans worth ₹213 crore were sanctioned for 765 projects and ₹232 crore has been disbursed for 811 projects.

Other Agri schemes, where your Bank has significantly contributed include Agri Marketing Infrastructure Fund (AMIF), Animal Husbandry Infrastructure Fund (AHIDF), Credit Guarantee Fund for Micro Units, National Livestock Mission (NLM) as well as state-specific Government schemes.

In order to address high volume and low-value ticket loans in Agri-Business, your Bank plans to onboard AgriTech-BCs with differentiated business models through a digital optimisation strategy. These BCs will help source and service small and marginal farmers.

Funding Small and Marginal Farmers (SMFs)

Lending to the agriculture sector, including to small and marginal farmers, is not just a way of adhering to the regulatory mandate of meeting priority sector lending requirements, but also an opportunity. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points with a quick turnaround time. This has enabled HDFC Bank to establish a strong footprint in the rural geographies which it has now leveraged to increase liability products penetration.

The Bank has reached over 2.52 lakh villages in the Financial Year 2025-26, through a multitude of interventions. Your Bank plans to deepen market penetration in these villages by broadening its lending portfolio through various products.

HDFC Bank has financed and supported over 32 lakh Small and Marginal Farmers. This was achieved through consistent strategy of engaging with them through customised agriculture loans. It has leveraged the Government schemes and offered various secured / unsecured lending products including Loan Against Gold, targeting small as well as marginal farmers in Agri and Allied segments.

Farmer Producer Organisations (FPOs)

For agriculture productivity and incomes to grow, aggregation of farm holdings in the form of FPOs is the key strategy to double farmers' income. Leveraging the Government scheme for formation and promotion of 10,000 new FPOs (Credit guarantee is available from



NABARD / CGTMSE), your Bank has funded eligible FPOs for working capital and term loan requirements. As of March 31, 2026, your Bank sanctioned loans worth ₹182 crore and disbursed ₹161 crore to 298 FPOs.

Gold Loans

Your Bank is steadily implementing its action plan of making gold loans available in a majority of its branches and thus extending this product to otherwise untapped customer segments.

As on March 31, 2026, the Bank is offering gold loans through 4,938 branches, with 48 per cent of these branches in Semi-Urban and Rural location. HDFC Bank ended the year with a Gold Loan portfolio of ₹ 23,820 crore registering a growth of 34 per cent over the previous year.

Social Initiatives in Farm Sector

The farm sector faces threats arising out of climate change as evident from the growing number of extreme weather events. In addition, factors like soil health, input quality (seeds and fertilisers), water availability and Government policy have significant impact, along with price realisations and storage facilities. All this has an impact on farm yield and income.

Given the vulnerabilities, it is critical to strengthen climate resilience and adaptability of the agri-food sector. In this context, your Bank has launched a variety of initiatives such as Holistic Rural Development Programme (HRDP), Crop Residue Management Project amongst others. Within regulatory guidelines, your Bank has also been providing relief to impacted farmers. It also has put in place systems designed to enable Direct Benefit Transfers in a time-bound manner.

Lending to the agriculture sector, including to small and marginal farmers, is a regulatory mandate as part of priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with a quick turnaround time. This has enabled it to establish a strong footprint in the rural geographies which has now been leveraged to increase penetration of liability products. Further, your Bank has been working with a segment-specific approach like funding to horticulture clusters, supply chain finance, agri business, MSMEs and dairy farmers. It also continues to engage closely with farmers to mitigate risks and protect portfolio quality.

Micro, Small and Medium Enterprises (MSME)

The Micro, Small, and Medium Enterprises (MSMEs) sector is an important engine for economic growth. It accounts for about 31 per cent of GDP in the country, approximately 35 per cent of manufacturing, and about 48 per cent of exports. The MSME sector employs approximately 32.82 lakh people and is the second largest employer after agriculture.

As on March 31, 2026, your Bank's assets in the MSME segment stood at ₹6,82,635.37 crore. The Micro Enterprises assets alone stood at ₹2,36,906.05 crore.

The Union Government and the Reserve Bank of India (RBI) have been providing support for lending to MSME segment on a continuous basis. This support was manifest during the pandemic and continued further through a revamped CGTMSE scheme with higher guarantee limits and lower guarantee fees.

Many other schemes like Credit Guarantee to Start Ups (CGSS), eNWR guarantee scheme too have been subsequently rolled out. Recently the Government of India has introduced the Emergency Credit Line Guarantee Scheme (ECLGS 5.0) from May 8, 2026 to support businesses including MSMEs in the wake of the situation in West Asia.

Your Bank has again emerged as one of the leading contributors to CGTMSE in the Financial Year 2025-26 by supporting the MSME sector with guarantee-covered credit facilities. This has further supported the growth of MSME loans which registered a year on year growth of 62.16 per cent.

Transparency has improved in the MSME sector due to the pace of digitalisation. This coupled with the adoption of GST and reforms in return filing has made it easier to access customer cash flow and financial data. This in turn has led to speedier credit decisioning and disbursement. Customers can now apply online and submit required documents digitally and they can also execute post-sanction agreements digitally to avail of facilities quickly with straight-through disbursement.

Your Bank's SME portal continues to offer one view of sanctioned, released and utilised limits. The portal continues to offer Request for ad hoc approvals, enhancements, facility release and Temporary Overdrafts (TODs) on a simplified and faster basis to existing customers. They can request a top-up of loans and submit the required documents online. The SME portal also allows customers to access your Bank's services related to sanctioned credit facilities 24x7 from anywhere. Customers can download various certificates and statements as needed on an ongoing basis.

On the trade side, your Bank has continued to focus on customer engagement resulting in increased penetration of Trade on Net applications. Trade on Net is a complete enterprise trade solution for customers engaged in domestic and foreign trade. It enables them to initiate and track requests online seamlessly, reducing time and costs.

Financial Inclusion and Financial Literacy to educate and empower the under-banked

The core purpose of financial inclusion is to ensure seamless delivery of financial services such as opening of savings accounts, extending credit for productive, personal and other purposes, and inculcating the savings habit. It also includes offering value added services such as micro-insurance, pension products amongst others through its wide network of branches and business correspondents. These coupled with enhanced digital offerings such as BHIM, UPI, voluntary consent-based Aadhaar biometric authentication (face and fingerprint), Aadhaar and RuPay-enabled Micro-ATM ensures pan-India coverage.

Your Bank strives to extend its banking services into deeper geographies to educate, empower and enable citizens to be a part of the formal financial system. The Bank believes that financial literacy is an important tool for promoting financial inclusion and has adopted an integrated approach, wherein its efforts towards financial inclusion and financial literacy go hand in hand.

Through Financial literacy and education, the Bank disseminates information on the general banking concepts to diverse target groups, including students, women, rural and urban poor, pensioners and senior citizens to enable them to make informed financial decisions and making people understand the benefits of linking with the banking system.

Your Bank has been actively committed to offering a multitude of Government schemes across diverse geographies. Below are key highlights:

- **Pradhan Mantri Jan Dhan Yojana (PMJDY) and Social Security Schemes (Pradhan Mantri Jeevan Jyoti Bima Yojana (PMJJBY), Pradhan Mantri Suraksha Bima Yojana (PMSBY) and Atal Pension Yojana (APY)):** To enhance financial inclusion coverage.

  Support: Opened 58.8 lakh PMJDY accounts and enrolled 1.28 crore customers in Social Security Schemes (PMJJBY, PMSBY and APY) since inception.

- **Financial Literacy Camps (FLCs):** To educate and empower citizens to understand the benefits of joining the formal financial system.

  Support: The Bank has cumulatively covered over 1.92 crore customers through its FLCs. During the Financial Year 2025-26, it has conducted 1.80 lakh FLC camps covering 8.24 lakh participants.

- **Pradhan Mantri Mudra Yojana (PMMY):** To enable small borrowers to borrow upto ₹20 lakhs for non-farm income generating activities.

  Support: Since the launch of the scheme, the Bank has extended loans amounting to ₹1,07,833 crore to 1.41 crore beneficiaries.

- **Prime Minister's Employment Generation Programme (PMEGP):** A special scheme aimed at generating employment opportunities in rural and urban areas through establishment of new self-employment ventures, projects and micro-enterprises.

  Support: The Bank has disbursed funding of ₹486 crore since inception to micro-enterprise units in manufacturing and service sectors.

- **Pradhan Mantri Street Vendor's AtmaNirbhar Nidhi (PM SVANidhi):** Special scheme under micro-credit facility for street vendors providing collateral-free, affordable term loans of ₹10,000 for one year in the 1st tranche. (Restructured loan is ₹15,000 for 1st tranche effective September 2025).

  Support: Your Bank has provided loans to 42,837 street vendors since inception. The Bank has educated and encouraged them to adopt digital transactions through the 'Main Bhi Digital' campaign. Revised and restructured PM SVANidhi guidelines were released in September 2025. The earlier scheme was discontinued in December 2024. The restructured scheme has been extended until March 2030.

- **Aadhaar Seva Kendras (Aadhaar enrolment and updation service):** Your Bank provides Aadhaar enrolment and update services at branches that are designated as Aadhaar Seva Kendras.

  Support: More than 69.20 lakh enrolments and updates undertaken since inception basis explicit customer requests.



Sustainable Livelihood Initiative

Your Bank's Sustainable Livelihood Initiative (SLI) is a holistic approach that aims to deliver financial support to that section of the population who lack access to formal banking services.

For details click on https://www.hdfc.bank.in/sustainable-livelihood-initiative

E. Environmental Sustainability

Sustainability is one of the core values of the Bank. The details are covered in **pages 124 to 151.**

F. Business Enablers

1. People

People is one of the core values of the Bank. For details please refer to **pages 170 to 193.**

2. Leveraging Technology for Growth and Technology Absorption

The Financial Year 2025-26 marked a pivotal step in HDFC Bank's technology and digital journey. The Bank advanced from strengthening foundational platforms to enhancing capability across systems and workflows. GenAI played a central role, supported by disciplined execution, platform led engineering and a clear focus on tangible business outcomes.

Establishing Enterprise-Scale AI Foundations

A structured, enterprise-grade approach was introduced to ensure consistency, governance and reuse. Neev, the Bank's in-house AI platform, provides a unified foundation for model access, security, workflows and data integration. By standardising these layers, Neev enables capabilities to be built once and scaled across the Bank with both speed and control.

Accelerating AI Adoption Across the Bank

With core components in place, AI is improving responsiveness in customer interactions, accelerating credit and trade workflows, strengthening transparency in decisioning and reducing manual effort across teams through our Lighthouse Programmes. They have delivered measurable improvements in accuracy, turnaround time and throughput.

Advancing Digital Platforms and Core Systems:

Core systems continued to be modernised for scale and resilience—supported by simplification efforts across customer segments. Investments in data centre capabilities, cloud alignment and infrastructure enhancements have improved availability, security and performance.

The Bank has made enhancements to its digital ecosystem through upgrades to MobileBanking, NetBanking, the public website and payments infrastructure.

Scaling Delivery Through Distributed Engineering

The Factory Construct remains the engine of high-velocity delivery. Dedicated units in Bengaluru, Mumbai, Gurugram and Guwahati strengthened the Bank's capacity to run multiple large programs in parallel while maintaining architectural coherence. The Guwahati Tech and Digital Factory, built in partnership with the Government of Assam and academia, has become a key talent and delivery hub—bridging academic learning with real-world execution.

Your Bank continued to invest in deep skills across engineering, data, AI, cybersecurity and cloud. Modern tools and development environments are helping teams reduce manual effort and operate with greater consistency and speed. Partnerships with technology ecosystems, academia and fintechs complement the Bank's in-house engineering strengths.

Preparing for the Next Wave of Innovation

Your Bank has laid the groundwork to take a leading role in an industry undergoing rapid transformation. With core platforms in place, early use cases validated, and capabilities being embedded across systems, the Bank is well positioned to shape the next phase of technology led banking. The focus now shifts to deeper integration, wider adoption and greater reuse.

Your Bank is also exploring emerging technologies to understand how they may support future innovation and long-term scalability.

Your Bank remains anchored in governance, trust and responsible innovation. FY 2025-26 sets the stage for the next phase of transformation—where modern architectures powered by GenAI, scale and disciplined execution combine to build a more resilient, adaptive and future-ready HDFC Bank.

Cybersecurity

Strengthening Cybersecurity is an important focus area for the Bank in its technology transformation agenda. In view of the evolving threat landscape marked by AI driven attacks, changing regulatory expectations, and the expansion of complex digital ecosystems, the Bank is advancing its security strategy to support enterprise-wide resilience, continuous monitoring, and sound governance. HDFC Bank is also investing in next generation technologies, Artificial Intelligence (AI), risk aware processes, and industry collaboration to align with the growing need for predictive, intelligence driven, and integrated cyber defence models.

A few of the key initiatives include:

1. **Next-Generation Cyber Security Operations Centre (CSOC) and AI-Driven Defence:** To enhance predictive security and incident readiness, your Bank has strengthened its Cybersecurity Operations Centre (CSOC) with capabilities such as Security Orchestration, Automation and Response (SOAR) and network micro segmentation to improve visibility, limit lateral movement, and support faster containment. In line with the Bank's Cyber Security Strategy, the AI/Machine Learning (ML) enabled SOC, where automation supports threat detection, enrichment, classification, and triage, is moving the Bank towards a semi-autonomous SOC model. AI/ML integration also includes advanced anomaly detection, centralised event correlation through Security Information and Event Management (SIEM) systems, and comprehensive Indicators of Compromise (IOC) ingestion to strengthen threat visibility, contextual analysis, and rapid incident response.

   Recognising the evolving nature of AI driven threats, your Bank is expanding the use of AI and ML across its security ecosystem. The AI enabled SIEM, combined with User and Entity Behavioural Analytics (UEBA), supports threat detection, anomaly identification, and real time threat modelling. The Bank has also undertaken initiatives to safeguard AI models, datasets, and agentic systems from emerging adversarial techniques.

2. **Attack Surface Reduction and Continuous Monitoring:** To minimise the surface area for attacks, the Bank continues 24×7 defacement monitoring, patch and vulnerability management, malware defence, and continuous penetration testing. A dedicated Attack Surface Management (ASM) program ensures ongoing discovery, monitoring, and

evaluation of external facing assets, enabling timely remediation of potential weaknesses.

3. **Zero Trust and Endpoint Security:** Your Bank has adopted a Zero Trust architecture, reinforcing identity centric governance across systems. Enterprise-wide Anti Advanced Persistent Threat (Anti APT) agents protect endpoints, network elements, and email / web channels from zero day and other sophisticated attacks. The Bank has also deployed Extended Detection and Response (XDR) capabilities that use ML driven behavioural analytics to detect ransomware and malware across endpoints and servers. Hard disk encryption protects sensitive data stored on laptops thereby reducing the risk of data exposure from endpoint compromise.

4. **Data Security and Cloud Protection:** With the growing adoption of cloud infrastructure, your Bank has strengthened its security posture by deploying Cloud Security Posture Management (CSPM) and Cloud Access Security Broker (CASB) solutions to proactively detect configuration issues, enforce compliance requirements, and mitigate cloud related risks. Cloud and data governance have been further enhanced through the implementation of Cloud Identity and Entitlement Management (CIEM) and Cloud Workload Protection Platform (CWPP), for sensitive data across both cloud and on premises environments. In addition, the Bank has reinforced its data protection framework through a comprehensive Data Loss Prevention (DLP) and Digital Rights Management (DRM) security technologies, endpoint encryption controls, and Domain-based Message Authentication, Reporting, and Conformance (DMARC) based email authentication to safeguard information assets and prevent unauthorised data exposure.

5. **Vulnerability Management and AI Enabled Testing:** Your Bank continues to operate structured programmes for vulnerability assessment, penetration testing, and red team exercises. HDFC Bank has adopted the AI for Security and Security for AI themes for all programmes and is actively working with security tool providers for incorporating near machine speed capabilities in the tools used for vulnerability management.

6. **Cyber Resilience and Post Quantum Cryptography (PQC):** The comprehensive Cyber Crisis Management Plan (CCMP) of the Bank strengthens its cyber resilience by addressing a wide range of potential



attack scenarios and is being updated to incorporate AI accelerated and deepfake enabled threats. The Bank is strengthening its resilience posture through development of Cyber Resilient architecture, near zero Recovery Point Objective (RPO) strategies for critical infrastructure, and quantum safe (PQC) security initiatives to prepare cryptography, applications, and data for quantum related risks. Bot protection, Distributed Denial-of-Service (DDoS) resilience, and real time behavioural analysis further enhance perimeter and application layer defences.

7. **Red Teaming:** The Red Team of the Bank performs periodic adversarial assessments to evaluate the security of critical cyber assets and identify weaknesses that could be exploited by threat actors. As part of its responsibilities, the team conducts controlled red team exercises, breach and attack simulations, targeted assessments of key technologies such as email gateways, web gateways, Web Application Firewall (WAF), Extended Detection and Response (XDR), data exfiltration pathways, and manual testing aligned to the MITRE ATT&CK framework. These activities help validate the effectiveness of detection and response controls across the Bank's environment.

8. **Collaboration, Governance, and Sectoral Intelligence Sharing:** Collaboration remains a key pillar of the Bank's security strategy. Your Bank works closely with the Reserve Bank of India (RBI), National Critical Information Infrastructure Protection Centre (NCIIPC), and Indian Computer Emergency Response Team (CERT-In) for intelligence sharing, best practice exchange, and coordinated response efforts.

   Conclusion: Your Bank's ongoing investments in cybersecurity supported by a multi-year transformation agenda anchored in Zero Trust, AI native defences, GenAI security, Post-Quantum Cryptography (PQC) readiness, and cloud security modernisation underscore its commitment to safeguarding digital trust, protecting customer interests, and fortifying its technology environment amid rapidly evolving cyber risks.

   Your Bank adopts a balanced approach to using AI, leveraging it to strengthen cyber defence capabilities while ensuring that all AI systems themselves comply with required security, governance, and regulatory standards. Together, these initiatives will ensure that the Bank's digital growth is secure by design and future ready.

Service Quality Initiatives and Grievance Redressal

Customer Centricity is a key part of the culture at the Bank. Delivering exceptional customer experience is a prerequisite for enhanced customer loyalty and sustained growth for business. Your Bank strives to achieve this by actively seeking and listening to customer feedback through one of the world's leading measurement frameworks on customer experience – the Net Promoter System. The Bank aims to continuously measure, benchmark and improve its customer experience through this system. This involves regular cadence with senior management on key areas of improvement, defined action plans with adoption of best-in-industry practices and follow-up on improvements seen in customer experience.

Your Bank has ensured an enhanced focus on new age customer touchpoints such as NetBanking, MobileBanking, WhatsApp Banking and ChatBot EVA to ensure that they are designed based on a deep understanding of how customers are engaging with these channels and delivering on the security aspect to ensure a safe banking experience on these channels. Leveraging the latest technology, the Bank has enabled a seamless experience across these, its social care handles and PhoneBanking.

Governance is often the key to ensuring consistency in employee efforts and employee behaviour across a large organisation like your Bank, to deliver a consistently good customer experience and also for systemic improvements across products, channels and platforms. HDFC Bank regularly assesses customer service performance and grievance redressal at various levels, including Branch Level Customer Service Committees, Standing Committee on Customer Service and Customer Service Committee of the Board. Your Bank has implemented robust methods to monitor and measure service quality levels across touchpoints including at product and process levels, through the efforts of the Quality Initiatives Group.

A unique Service Quality Index (SQI) has been developed to enable continuous improvement of initiatives to raise service standards. It measures the performance of key customer facing channels based on critical customer service parameters. The Service Quality team conducts regular reviews across various products, processes, and channels to drive and monitor continuous improvement based on the SQI.

Providing good customer service would be incomplete without an effective internal Grievance Redressal Mechanism/Framework. The Bank has developed a comprehensive Grievance Redressal Policy, Customer Rights Policy, Customer Compensation Policy, duly approved by the Bank's Board which outline a framework for resolving customer grievances. These policies are accessible to customers through the Bank's website.

HDFC Bank is compliant with the RBI Internal Ombudsman Guidelines. At the apex level, as a part of the Internal Grievance Redressal Mechanism, the Bank has appointed seasoned-retired bankers as Internal Ombudsmen to independently review customer grievances, which are partly/wholly rejected by the Bank before the final decision is communicated to the customer.

Your Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system – Net Promoter System. This programme helps relevant employees to understand customers' concerns, enhance their experience and improve products and processes. 'Infinite Smiles,' as this programme is known helps drive behaviours, practices that catalyse customer-centric changes through continuous improvement in products, services, processes, and policies.

HDFC Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach and implementing robust service quality and Grievance Redressal Mechanisms, it aims to build highly engaged and lasting relationships.

Risk Management and Portfolio Quality

Your Bank's historical focus on Pillar 1 risks, including Credit Risk, Market Risk, and Operational Risk, has broadened in response to the dynamic banking landscape. Liquidity Risk, Information Technology Risk, Information Security Risk, Group Risk, Model risk and Reputation Risk among other enterprise-wide risks have also emerged as pivotal considerations. These risks impact your Bank's financial strength, - operations and its reputation. To address these concerns, your Bank has established Board-approved risk policies, meticulously overseen by the Risk Policy and Monitoring Committee (RPMC), a committee of the Board. The RPMC assists the Board in supervising the implementation of the Bank's risk strategy. It provides guidance on the development of policies, procedures and systems for effective risk management, ensuring their continued relevance considering evolving business conditions, organisational needs and the Bank's risk appetite. The Committee also ensures that frameworks are in place to assess and manage key risks, and systems are developed to relate risk to the Bank's capital level. Further, mechanisms are established to monitor compliance with internal risk policies and procedures.

The hallmark of your Bank's risk management function is its independence from the business sourcing unit with convergence occurring only at the CEO level.

The gamut of key risks faced by the Bank which are identified and managed, includes:

➢ Credit Risk, including residual risks
➢ Outsourcing Risk
➢ Market Risk
➢ People Risk
➢ Liquidity Risk
➢ Business Risk
➢ Operational Risk
➢ Strategic Risk
➢ Interest Rate Risk in the Banking Book
➢ Compliance Risk
➢ Intraday Liquidity Risk
➢ Reputation Risk
➢ Intraday Credit Risk
➢ Technology Risk (Information Technology and Information Security)
➢ Credit Concentration Risk
➢ Third Party Products Risk
➢ Group Risk (various risks pertaining to subsidiaries)
➢ Model Risk

Credit Risk

Credit Risk refers to the possibility of losses due to a decline in the credit quality of borrowers or counterparties, stemming from outright default or reduction in portfolio value. Your Bank manages credit risk through comprehensive credit risk architecture, policies, procedures, and systems in both retail and wholesale businesses. Wholesale lending is managed on an individual as well as portfolio basis. In contrast, given the granularity of individual exposures, retail lending is managed largely on a portfolio basis across various products and customer segments. Robust front-end and back-end systems ensure credit quality and minimise default losses. Factors considered when sanctioning retail loans include income, demographics, credit history, loan tenure, and banking behaviour. In addition, multiple credit risk models are developed and used to assess different segments of customers based on portfolio behavior. In wholesale loans, credit risk is managed by capping exposures based on borrower group, industry, credit rating grades, and country, among others. This is supported by portfolio diversification, stringent credit approval processes, periodic post-disbursement monitoring, and remedial measures. Your Bank has maintained strong asset quality through volatile times in



the lending environment by stringently adhering to prudent norms and institutionalised processes.

Additionally, your Bank also has a robust framework for assessing Counterparty Banks, which are periodically reviewed to ensure interbank exposures remain within approved appetites.

As on March 31, 2026, your Bank's ratio of Gross Non-Performing Assets (GNPAs) to Gross Advances was 1.15 per cent. Net Non- Performing Assets (Gross Non-Performing Assets Less Specific Loan Loss provisions) was 0.38 per cent of Net Advances.

Your Bank follows a conservative and prudent policy for specific provisions on NPAs. Its provision for NPAs exceeds the minimum regulatory requirements and complies with the regulatory norms for Standard Assets.

Credit Risk Emanating from Digital Lending

Driven by rapid technological advancements, the banking sector is increasingly recognising digitalisation as a key differentiator for customer retention and service delivery. Digital lending has emerged as a swift and convenient method for customers to secure loans, often within minutes or even seconds, in just a few clicks. However, it is crucial to address the associated risks and your Bank has implemented appropriate measures to manage these risks effectively. Digital loans are primarily sanctioned to Bank's existing customers, who often are customers across multiple products, thus providing the Bank ready access to their credit history and risk profile, facilitating thorough evaluation of their loan eligibility. Moreover, the credit checks and scores used by your Bank in process-based underwriting are replicated for digital loans, ensuring consistency in the evaluation process.

Market Risk

Market Risk primarily arises from your Bank's statutory reserve management, trading positions categorised into Held for Trading (HFT) Portfolio of the Bank and all other instruments in Available for Sale (AFS) and Fair Value Through Profit and Loss (FVTPL), other than HFT, which are being marked to market on a regular basis. These risks are managed through a well-defined Board approved policy, including the Market Risk Policy, Investment Policy, Foreign Exchange Dealing Policy, and Derivatives Policy that caps

risk in different desks exposed to marked-to-market through Market risk limits/triggers. Risk measures such as position limits, tenor restrictions, sensitivity limits, namely: PV01, Modified Duration of Hold to Maturity Portfolio and Option Greeks, Value-at-Risk (VaR) Limit, Stop Loss Trigger Level (SLTL), Scenario-based P&L Triggers, Potential Loss Trigger Level (PLTL), YTD Trigger for AFS book are monitored on an end-of-day basis by Treasury Mid office. Additionally, forex open positions, currency option delta, and interest rate sensitivity limits are computed and monitored on an intraday basis. This is supplemented by a Board-approved stress testing policy and framework that simulates various market risk scenarios to measure losses and initiate remedial measures. Your Bank's Market Risk capital charge is computed daily using the Standardised Measurement Method applying the regulatory factors.

Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses. Your Bank's liquidity and interest rate risk management framework is articulated through a well-defined Board approved Asset Liability Management Policy. As part of this process, your Bank has established various Board-approved limits for liquidity and interest rate risks in the banking book. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the Bank's -liquidity and interest rate risk management strategy in line with its risk management objectives. ALCO ensures adherence to the risk tolerance/limits set by the Board and reviews the policy's implementation and monitoring of limits. To manage liquidity risk, the Bank utilizes maturity gap analysis, Basel III ratios, and stock ratio limits. To mitigate interest rate risk in the banking book, Bank assesses the impact on, Net Interest Income and Market Value of Equity (MVE). This is further reinforced by a comprehensive Board-approved stress testing programme that covers both liquidity and interest rate risk.

Your Bank conducts comprehensive studies to assess the behavioural pattern of non-contractual assets and liabilities

as well as the embedded options available to customers. These insights are utilised to manage maturity gaps and repricing risk respectively. Additionally, your Bank has the necessary framework to manage intraday liquidity risk.

The Liquidity Coverage Ratio (LCR) is a key reform by the Basel Committee aimed at fostering a more resilient banking sector. This global standard is also used to measure your Bank's liquidity position. The LCR ensures that the Bank maintains an adequate stock of unencumbered High-Quality Liquid Assets (HQLA) that can quickly and easily be converted into cash to meet its liquidity needs under a 30-day calendar liquidity stress scenario. By improving the banking sector's ability to absorb shocks from financial and economic stress, whatever the source, the LCR reduces the risk of spilling over from the financial sector to the real economy.

Average Liquidity Coverage Ratio

113.54 per cent

On a consolidated basis for the Financial Year 2025-26, above the regulatory threshold of 100 per cent

The Net Stable Funding Ratio (NSFR), a key liquidity risk measure under BCBS liquidity standards, is also used to assess your Bank's structural liquidity position. The NSFR seeks to ensure that your Bank maintains a stable funding profile relative to the composition of its assets and off-balance sheet activities. By requiring banks to fund their operations with more stable sources of funding on an ongoing basis, the NSFR promotes resilience over a longer-term horizon. The RBI guidelines stipulated a minimum NSFR requirement of 100 per cent at a consolidated level. Your Bank has consistently maintained the NSFR well above this threshold since its implementation.

Net Stable Funding Ratio

118.11 per cent

On a consolidated basis for the Financial Year 2025-26, above the regulatory threshold of 100 per cent

Operational Risk

This risk pertains to losses arising from inadequate or failed internal processes, people, and systems or from external events. It also includes risk of loss due to legal risk but excludes strategic and reputational risk.

Given below is a detailed explanation under four different heads: Framework and Process, Internal Control, Technology Risk (Information Technology and Information Security) and Fraud Monitoring and Control.

Framework and Process

To manage Operational Risks, your Bank has established a comprehensive Operational Risk Management Framework, whose implementation is supervised by the Operational Risk Management Committee (ORMC) and reviewed by the RPMC of the Board. An independent Operational Risk Management Department (ORMD) is responsible for implementing the framework. The framework incorporates, three lines of defence to ensure implementation.


Risk Policy & Monitoring Committee (RPMC)
Board Level
REVIEWS
Operational Risk Management Committee (ORMC)
SUPERVISES
Operational Risk Management Department (ORMD)
IMPLEMENTS
Operational Risk Management Framework

Governance Framework – Operational Risk Management





Internal Audit

Reviews effectiveness of governance, risk management and internal controls

Operational Risk Management Department (ORMD) & Operational Risk Management Committee (ORMC)*

Implements operational risk management framework by devising implementation tools including policies, frameworks and corresponding guidelines

Business Line

Develops and implements risk mitigation strategies

THIRD LINE

SECOND LINE

FIRST LINE

Three Lines of Defense model for Operational Risk Management

* To achieve the aforesaid objective pertaining to operational risk management framework, the ORMC guides and oversees the functioning, implementation, and maintenance of operational risk management activities of Bank, with special focus on:

- Challenge the identification and assessment of risks carried out by first line of defense through the Risk and Control Self-Assessment (RCSA)

- Measurement of Operational Risk based on the actual loss data and operational risk scenarios

- Monitoring of risk through Key Risk Indicators (KRI)

- Management and reporting through KRI, RCSA and operational risk losses of the Bank

B. Internal Control

Your Bank has implemented sound internal control practices across all processes, units, and functions. It has well-defined policies and processes for managing day-to-day activities. Your Bank follows well-established and designed controls, including the traditional four eye principles, effective segregation of business and support functions, segregation of duties, call back processes, reconciliation,

exception reporting and periodic MIS. Specialised risk control units operate in risk- prone products/ functions to minimise operational risk. These controls are tested as part of the SOX control testing framework.

C. Technology Risk (Information Technology and Information Security)

Your Bank operates in a highly automated environment and makes use of the latest technologies available on cloud or on-premises Data Centres to support various business segments. With the advent of new technology tools and increased sophistication, your Bank has improved its efficiency, reduced operational complexities, aided decision making and enhanced the accessibility of products and services. This results in various risks such as those associated with the use, ownership, operation, redundancy, involvement, influence, and adoption of IT within an enterprise, as well as business disruption due to technological failures. Additionally, it can lead to risks related to information assets, data security, integrity, reliability, and availability, among others. Your Bank has put in place a governance framework, Information Security Practices, Business Continuity Plan, Disaster Recovery (DR) resiliency, Public Cloud and Cloud Native Services Adoption and Enhanced Automated Monitoring mechanisms to mitigate Information Technology and Information Security-related risks. Your Bank continues to enhance its information security posture through a range of strategic and technology-driven initiatives aimed at strengthening its information security and resilience against evolving cyber threats.

a. The Next-generation Cybersecurity Operations Center (CSOC) has brought in significant advancements to improve overall cyber security posture of the Bank by deploying a predictive / proactive security monitoring of Bank IT Infrastructure and Applications. Your Bank has deployed next generation security incident event management (SIEM) solution augmented by artificial intelligence (AI) and machine learning (ML) capabilities along with strong User Entity Behavioral Analysis (UEBA) functionalities and built-in threat modelling.

b. The Bank's dedicated Attack Surface Management (ASM) programme is aimed at continuously identifying and addressing vulnerabilities across its assets, thereby ensuring a secure environment for the Bank and its customers.

c. Additionally, vulnerability management of the Bank's internet properties, penetration testing, antivirus /

anti-malware programme, etc. minimise the surface area for cyber security attacks.

d. The Bank's centralised patch management tool automates the discovery, management, and remediation of endpoints and servers across various operating systems and environments for the available patches. It further facilitates patching, software deployment, and compliance with security standards, thus reducing the risk of the introduction of vulnerability due to lack of timely patching.

e. With the growing use of cloud infrastructure, tools such as Cloud Posture and Access Security Tools (CSPM & CASB) have been implemented to detect misconfigurations, enforce compliance requirements, and proactively reduce cloud-related risks.

f. The Red Team proactively assesses the Bank's cyber assets for vulnerabilities through various periodic tests which also include red team assessments. Any issues identified during the assessments are remediated in a timely manner to ensure that the banking services remain resilient and stay protected against the evolving threats.

g. Your Bank has also adopted zero-trust architecture approach to ensure protection against cyber-attacks.

h. Bank's comprehensive e-learning module, iSecurity Ambassador (iSA), a mandatory assessment-based course on information and cyber security, helps in promoting security awareness culture in the Bank.

Overall, the Bank's cybersecurity measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility and a zero-trust approach to security.

The Bank has defined various policies and frameworks for managing the IT and Information Security risks including risks emanating from third party engagements and it follows the three lines of defence principle in managing these risks. With the evolving changes in the technology landscape, the Bank has been reviewing and enhancing the scope for monitoring and mitigating the risks through revision of frameworks and policies, tools, and governance.

Your Bank has a well-defined Business Continuity and Disaster Recovery plan that is periodically tested to ensure that it can meet any operational contingencies. Further, there is a well-documented crisis management plan in place to address the strategic issues of a crisis impacting the Bank and to direct and communicate the corporate

response to the crisis including cyber crisis. In addition, employees periodically undergo mandatory business continuity awareness training and sensitisation exercises on a periodic basis.

For details on Business Continuity Management, Information and Cyber Security Practices and Data Privacy Measures, please refer page 116 to 123 and 273 & 282.

D. Fraud Monitoring and Control

Your Bank has defined a comprehensive Fraud Risk Management Policy encompassing the life cycle, including fraud reporting. Further, the Bank has Whistle Blower and Vigilance Policies, with designated functions responsible for implementation of fraud prevention measures. Frauds are examined to identify the root cause and relevant corrective steps are recommended to prevent recurrence.

Fraud Monitoring/ Review committees at the senior management and Board level also deliberate on high- value fraud events and recommend preventive actions. Periodic reports are submitted to the Board and such committees.

Compliance Risk

Compliance Risk is defined as the risk of impairment of your Bank's integrity, leading to damage to its reputation, legal or regulatory sanctions, or financial loss, as a result of a failure (or perceived failure) to comply with applicable laws, regulations and standards. Your Bank has a Compliance Policy to ensure the highest standards of compliance. A dedicated team of subject matter experts in the Compliance Department works with business, support and operations teams to ensure active Compliance Risk management and monitoring. The team also provides advisory services on regulatory matters. The focus is on identifying and reducing risk by rigorously testing products and also putting in place robust internal policies. Products that adhere to regulatory norms are tested after rollout and shortcomings, if any, are fully addressed till the product stabilises. Internal policies are reviewed and updated periodically as per agreed frequency or based on market actions or regulatory guidelines/ actions. The compliance team also seeks regular feedback on regulatory compliance from product, business and operation teams through self-certifications and monitoring.

Group Risk

Your Bank has a diverse set of subsidiaries including NBFC, AMC, Life Insurance, General Insurance, Venture Capital entities, amongst others. To manage the risk arising from subsidiaries with regard to potential uncertainties



or adverse events that can impact the operations, financial stability, reputation of the Group, your Bank has established Group Risk Management function within the Risk Management Group. Your Bank shall have a reasonable oversight on the Risk Management Framework of the group entities on an ongoing basis through Group Risk Management Committee (GRMC) and Group Risk Council (GRC). The Board / Risk Management committees of respective subsidiary shall be driving the day-to-day risk management in accordance with the requirements of the respective regulator. Stress testing for the group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business/ capital plans of the subsidiaries. The Group Risk Management Committee reports to the Bank's Risk Policy & Monitoring Committee (RPMC).

Group Oversight Framework:

The Bank has adopted a Group Oversight Framework ("the Framework") to strengthen its governance across subsidiaries.

The Framework applies to the Bank and its subsidiaries that are consolidated in the Bank's financial statements, with the exception of entities where the Bank neither exercises significant control nor qualifies as a significant beneficial owner—such as HDFC Mutual Fund, Alternative Investment Funds and Separately Managed Accounts managed or advised by HDFC Asset Management Company Limited and its international subsidiary.

The Framework establishes a defined structure for oversight and reporting across the Group. The Board of Directors of the Bank exercises overall oversight through periodic information reported by various stakeholders. The Group Oversight Department ("the Department") reports critical matters to the Board, including critical overdue action items, material risks, material related-party transactions and any other matter pertaining to group oversight. The Department also makes a periodic presentation to the Board covering various details of group companies such as key concerns, policy details, dividend details, risk assessment, Board composition, ESOP details, attrition rate in group companies, initiatives taken by the Department etc.

Apart from the specific Group Oversight Department, the Bank has also established oversight through separate control functions, namely, risk, compliance, finance, internal audit, IT & ISG, under the Framework. All these control functions meet with the respective counterparts of the group companies on a periodic basis to share best practices, raise difficulties, discuss common matters, etc. These control functions of the Bank also report Group-level key metrics and any observed exceptions through designated channels.

Oversight responsibilities and escalation protocols are set out in the framework and is illustrated as below.



Board of Directors
Executive Director
Case to case basis
MD/CFO/Senior Management Of respective Group Company
Group Oversight Department
Shall report open action items overdue for an extended period, material risks in various areas, material related party transactions and any other matters pertaining to Group oversight
Supported by
Control and Enabling Functions

Model Risk

The use of models invariably presents model risk, which is the potential for adverse consequences arising from decisions based on incorrect or misused model outputs and reports. The Model Risk Management (MRM) within the Risk Management Group is responsible for testing and verifying the accuracy and reliability of models used within the Bank. By establishing a dedicated MRM team, the Bank ensures that its models are independently evaluated both before implementation and on an ongoing basis.

The Bank has established Model Risk Management Policy (MRM Policy), a centralised, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities of various stakeholders, namely Model Owners, Model Users, Model Developers, and the Model Risk Management (MRM).

The Model Risk Management Committee (MRMC) which is an executive committee that governs the Model Risk Management Framework as outlined in the MRM policy. The MRMC also oversees the development and implementation of MRM policy, ensures that the necessary governance structure, processes, and systems are put in place, and reviews the results of model validation and monitoring on a periodic basis. The MRMC reports to the Bank's Risk Policy & Monitoring Committee (RPMC).

The Bank also has established the Artificial Intelligence Policy (AI Policy), a centralised policy whose objective is to provide comprehensive guidance on Artificial Intelligence and Machine Learning (AI/ML) use case lifecycle and Generative AI (GenAI) use case lifecycle management. It establishes clear principles, governance structures, and lifecycle protocols to ensure AI solutions are deployed ethically, securely, and in alignment with regulatory expectations.

The Bank's AI governance framework consists of delivery teams and a network of enabling functions that review and monitor AI solutions during their lifecycle. The AI Risk Council (AIRC) performs lifecycle-stage reviews at the transactional or use-case-specific level, including Pre-Deployment Validation (PDV), Post-Deployment Monitoring, Incident Response, and Change Management as applicable, to ensure compliance with model risk and other risk requirements. The AI Risk Council ensures that all AI solutions meet regulatory, ethical, and risk management standards, with robust oversight of model integrity, responsible use, and ongoing compliance across the lifecycle.

The AI Risk Council (AIRC) reports all AI Policy dispensations, exceptions, and escalations to the Model Risk Management Committee (MRMC), which serves as the primary decision-making and escalation authority.

Climate Risk

Climate change risks are categorised into:

Physical risks (acute and chronic) which captures economic losses from acute impacts due to extreme weather events or long-term chronic impact on environment; and

Transition risks which involve financial asset level losses resulting from the possible process of adjustment to a low carbon economy.

The CSR and ESG committee of the Board oversees the Bank's sustainability and climate change initiatives. This Committee monitors the ESG policy framework, the Environmental Policy framework, actionables and

initiatives strategised and executed by the management level ESG Apex Council and the ESG Working Groups. It also ensures a comprehensive oversight over the Bank's ESG disclosures, highlighting the Bank's ESG performance and prioritising key material topics. A dedicated ESG vertical collaborates seamlessly with various internal and external stakeholders, to advance the Bank's ESG agenda, including the management, mitigating, and reporting of climate metrics. The Deputy Managing Director, with direct oversight of the ESG function, diligently reports to the Board on such matters.

Furthermore, your Bank has strengthened its ESG Risk Management (ESGRM) Framework, integrating into the Bank's wholesale credit appraisal process. Specifically, the Bank's ESGRM Framework addresses climate transition and mitigation plans and includes prohibition and restriction list criterion and 'Category-A' tagging of climate risk-related vulnerable sectors. Your Bank's commitment to enhance its portfolio from a climate and ESG perspective is reflected in the development of the Board approved Sustainable Finance Framework, which aligns with the Bank's overall sustainability strategy.

Since FY 2023-24, your Bank has been publishing data on financed emissions with focus on enhanced data quality and coverage and is formulating an internal strategy to track these emissions. The Bank is also engaging in capacity building programmes to familiarise the Board and its staff members on the key developments in climate risk assessment, recognising the evolving nature of risk.

Additionally, your Bank is continuously striving to align itself to make increased climate risk-related disclosures in line with domestic and global regulations. Your Bank aims to align with climate risk related disclosures as per Task Force on Climate-Related Financial Disclosures (TCFD) framework and has been reporting on ESG KPIs in alignment with the Global Reporting Initiative (GRI) since FY 2013-14. Furthermore, the Bank complies with and reports in line with the SEBI-stipulated Business Responsibility and Sustainability Reporting (BRSR) framework in its annual disclosures.

Stress Testing Framework

Your Bank's Board-approved Stress Testing Policy and Framework is an integral part of its Internal Capital Adequacy Assessment Process (ICAAP). Stress testing employs various methods to evaluate the Bank's potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I risks and select Pillar II risks, along with changes in the Bank's on



and off-Balance Sheet positions, are assessed under assumed 'stress' scenarios and sensitivity factors. The suite of stress scenarios includes topical themes based on prevailing geopolitical / macroeconomic / sectoral and other trends. Stress testing outcomes are analyzed depending on the scenarios through capital impact and/ or identification of vulnerable borrowers.

Business Continuity Planning (BCP)

Your Bank's robust BCP programme enables operational resilience and continuity in delivering quality services across various business cycles. With the ISO 22301:2019 certified Business Continuity Programme, your Bank prioritises minimising service disruptions and safeguarding our employees, customers and business during any unforeseen adverse events or circumstances. The Programme is designed in accordance with the guidelines issued by regulatory bodies. Further, the programme undergoes regular internal, external and regulatory reviews.

The Business Continuity Management (BCM) function focusses on strengthening the Bank's preparedness for continuity. Oversight over the programme is provided by the Business Continuity Steering Committee (BCSC), chaired by the Group Chief Risk Officer and Risk & Policy Monitoring Committee (RPMC), a Board-level committee.

The programme is guided by an enterprise-wide Board approved BCM Policy, supported by comprehensive processes and procedures. These enable the Bank to effectively respond to, recover from, resume and restore critical business functions following disruptions caused by internal or external risk events. The framework clearly defines roles and responsibilities for teams involved in Crisis Management, Business Recovery, Emergency Response and IT Disaster Recovery, ensuring a coordinated approach.

Some of the key roles in this programme are as follows:



Steering Committee
It provides centralised oversight and ensures effective monitoring of the implementation of your Bank's Business Continuity program.

Crisis Management teams
These teams are responsible for facilitating effective management of recovery operations during disruptive events.

Disaster Recovery (DR) Site
A dedicated DR site for recovery of critical core and customer facing applications.

Functional recovery plans
Functional recovery plans enable a structured and timely expedited restoration of business operations.

Periodic drills
Periodic drills are conducted for testing the effectiveness of recovery plans.

As a responsible Bank, these steadfast practices have enabled us to continue seamless service delivery to our customers through disruptive events and beyond.

Internal Controls, Audit and Compliance

Your Bank continues to have in place extensive internal controls and processes to mitigate operational and other allied risks which also include centralised operations and 'segregation of duty' between the front and back-office. These processes are commensurate with the size and scale of the Bank. The front-office units usually act as customer touchpoints and sales and service outlets while the back-office carries out the entire processing, accounting and settlement of transactions in the Bank's core banking system. The policy framework, definition and monitoring of limits is carried out by various mid-office and risk management functions. The credit sanctioning and debt management units are also segregated and do not have any sales and operations responsibilities.

Your Bank has various executive-level committees that are designed to review and oversee matters pertaining to capital, assets and liabilities, business practices and customer service, operational risk, information security, business continuity planning and internal risk-based supervision among others. Various business and control functions also actively participate in these committees. The second line of defence functions set standards and lay down policies and procedures by which the business functions manage risks, including compliance with applicable laws, compliance with regulatory guidelines, adherence to operational controls and relevant standards of conduct. At the ground level, your Bank has a mix of preventive and detective controls implemented through systems and processes, ensuring a robust framework in your Bank to enable correct and complete accounting, identification of outliers (if any) by the management on a timely basis for corrective action and mitigating operational risks.

Your Bank has put in place various preventive controls, including:

a) Limited and need-based access to systems by users

b) Dual custody over cash and near-cash items

c) Segregation of duty in processing of transactions vis-à-vis creation of user IDs

d) Segregation of duty in processing of transactions vis-à-vis monitoring and review of transactions/ reconciliation

e) Four eye principle (maker-checker control) for processing of transactions

f) Stringent password policy

g) Booking of transactions in core banking system mandates the earmarking of line/limit (fund as well as non-fund based) assigned to the customer

h) STP processes between core banking system and payment interface systems for transmission of messages

i) Additional authorisation leg in payment interface systems in applicable cases

j) Audit logs directly extracted from systems

k) Empowerment grid

Your Bank also has detective controls in place:

a) Periodic review of user IDs and its usage logs

b) Post-transaction monitoring at the back-end by way of call back process (through daily log reports) by an independent person, i.e. to ascertain that entries in the core banking system/messages in payment interface systems are based on valid/authorised transactions and customer requests

c) Daily tally of cash and near-cash items at end of day

d) Reconciliation of Nostro accounts (by an independent team) to ascertain and match-off the Nostro credits and debits (external or internal) regularly to avoid/identify any unreconciled/unmatched entries passing through the system

e) Reconciliation of all internal / transitory accounts and establishment of responsibility in case of outstandings

f) Independent and surprise checks periodically by supervisors.

Your Bank has an Internal Audit Department which is responsible for independently evaluating the adequacy and effectiveness of internal controls, risk management, compliance with extant regulations, governance systems and processes and is manned by appropriately qualified and experienced personnel.

This department adopts a risk-based audit approach in line with RBI's guidelines on Risk Based Internal Audit (RBIA) Framework and carries out audits across all businesses and support functions of your Bank. The audit coverage includes Retail, Wholesale, Treasury businesses, various operational units, control and support functions, Information Technology and Information security, etc.

The Internal Audit is an ongoing activity which employs various tools and techniques to independently evaluate the adequacy and effectiveness of internal controls on an ongoing basis and proactively recommending enhancements thereof. The Internal Audit Department, during audit, also ascertains the extent of adherence to regulatory guidelines, legal requirements and operational processes and provides timely feedback to the management for corrective actions. In line with the Bank's digitalisation efforts, the audit function has incorporated technology-driven interventions to enhance its efficiency and effectiveness. A strong oversight on the operations is kept through off-site monitoring by use of data analytics and automation tools to study trends/patterns to detect outliers (if any) and alert the management for due corrective action, wherever warranted.

The Internal Audit Department also independently reviews your Bank's approach for calculation of capital charge for Credit Risk, the appropriateness of your Bank's ICAAP, as well as evaluates the quality and comprehensiveness of your Bank's disaster recovery and business continuity plans and also carries out testing and assessment of adequacy of the Bank's internal financial controls and operating effectiveness of such controls in terms of Sarbanes Oxley (SOX) Act and Companies Act, 2013. The Internal Audit Department plays an important role in strengthening of the control functions by periodically reviewing their practices and processes as well as recommending enhancements thereof. Additionally, oversight is also kept on the functioning of the subsidiaries, related party transactions and extent of adherence to the licensing conditions of the RBI.

Any new product/process introduced in your Bank is reviewed by Compliance function to ensure adherence to regulatory guidelines. The Audit function may, if deemed necessary also proactively recommend improvements in operational processes and service quality for such new products / processes.

To ensure independence, the Head-Internal Audit has a direct reporting line to the Audit Committee of the Board and an administrative line reporting to the Managing Director.

The Compliance function independently tracks, reviews and ensures compliance with regulatory guidelines and promotes a compliance culture in the Bank.

Your Bank has a comprehensive Know Your Customer (KYC), Anti Money Laundering (AML) and Combating Financing of Terrorism (CFT) policy (based on the RBI guidelines/provisions of the Prevention of Money Laundering Act, 2002) incorporating the key elements of



Customer Acceptance Policy, Customer Identification Procedures, Risk Management and Monitoring of Transactions. The policy is subject to an annual review and is duly approved by the Board.

Your Bank besides having robust controls in place to ensure adherence to the KYC guidelines at the time of account opening also has monitoring processes at various stages of the customer lifecycle including a continuous review process in the form of transaction monitoring carried out by a dedicated AML CFT monitoring team, which carries out transaction reviews for identification of suspicious patterns/trends that enables your Bank to further carry out enhanced due diligence (wherever required) and appropriate actions thereafter.

The Audit team and the Compliance team undergo regular training and certifications, both in-house and external to equip them with the necessary know-how and expertise to carry out the function.

The Audit Committee of the Board reviews the effectiveness of controls, compliance with regulatory guidelines as also the performance of the Audit and Compliance functions in your Bank and provides direction, wherever deemed fit. The Audit function is also subject to periodic external assurance reviews and has an internal Quality Assurance Improvement Program. Your Bank has always adhered to the highest standards of compliance and has put in place appropriate controls and risk measurement and risk management tools to ensure a robust compliance and governance structure.

Performance of Subsidiary Companies

Your Bank has five key subsidiaries, HDFC Life Insurance Company Limited (HDFC Life), HDB Financial Services Limited (HDBFSL), HDFC ERGO General Insurance Company Limited (HDFC ERGO), HDFC Asset Management Company Limited (HDFC AMC) and HDFC Securities Limited (HSL). HDFC Life is a leading, listed, long-term life insurance solutions provider in India. HDBFSL is a leading NBFC that caters primarily to segments not covered by the Bank. HDFC ERGO offers a complete range of general insurance products. HDFC AMC is Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in the country while HSL is among India's leading retail broking firms.

Amongst the Bank's key subsidiaries, HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited prepare their financial results in accordance with Indian GAAP and other subsidiaries

do so in accordance with the notified Indian Accounting Standards ('Ind-AS').

The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

The detailed financial performance of the companies is given below.

HDFC Life Insurance Company Limited (HDFC Life)

Established in 2000, HDFC Life Insurance Company Limited ('HDFC Life' or the 'Company') is a leading provider of long-term life insurance solutions in India. It offers a broad range of individual and group plans across the Protection, Pension, Savings, Investment, Annuity, and Health categories, with a portfolio comprising over 70 products and optional riders designed to meet the diverse needs of its customers.

In the Financial Year 2025-26, the Company continued to maintain its position among the top three private insurers by individual Weighted Received Premium (WRP). The Company's private sector market share stood at 15.1 per cent for FY 2025-26. HDFC Life outperformed the broader industry in two key focus areas: The first one being retail protection which grew 43 per cent, year-on-year and the second one being agency channel which also grew ahead of industry.

Retail protection was a clear highlight during the year, supported by lower prices post GST change and a strengthened product portfolio. Retail protection mix expanded by nearly 200 basis points year-on-year to 7.2 per cent in FY 2025-26 and including riders, protection now contributes over 10 per cent of HDFC Life's retail business. Retail sum assured also grew by 28 per cent year-on-year, and the Company maintained its leadership position on overall sum assured, reinforcing the quality of business mix. Annuities were another area of meaningful progress. Looking ahead, the Company expects a gradual shift in the product mix as customers rebalance towards long-term savings and protection in an environment of greater uncertainty.

The ongoing build-up of the agency channel was another strong story of the year. Agency grew ahead of the company by 500 bps, maintaining a strong protection mix. On the other hand, partnership channels experienced elevated volatility during the year, primarily driven by heightened competitive intensity.

On financial and operational metrics, Value of New Business (VNB) stood at ₹4,034 crore with VNB margin of 24.2 per cent, for FY 2025-26. Embedded Value (EV) stood at ₹62,139 crore, with an operating RoEV of 15.0 per cent. Profit After Tax for the period stood at ₹1,910 crore. Company's solvency ratio stood at 177 per cent, as on March 31, 2026. Persistency ratios were stable, with 13-month and 61-month persistency at 85 per cent and 64 per cent respectively. These trends reflect the underlying product and tier mix. Renewal collections grew 15 per cent year-on-year. Assets under Management (AUM), including that of the wholly owned subsidiary HDFC Pension Fund Management, stood at ₹5.3 lakh crore.

HDFC Life has built a strong a distribution network that reaches over 724 districts, by nurturing partnerships that stand the test of time. The Company has delivered consistent and predictable performance over multiple timeframes. Its key metrics, including VNB, have nearly doubled every 4-5 years thus reflecting sustained growth and delivering value to all stakeholders.

In August 2025, HDFC Life celebrated 25 years of incorporation, and in October 2025 the Company celebrated 25 years of its journey of protecting India with pride – a quarter century of trust and impact. From being India's first private life insurer in 2000, the Company, today, is amongst the most trusted leaders in the private life insurance industry. To commemorate its 25th anniversary, HDFC Life undertook the branding of Mahalaxmi Metro Station (in Mumbai) – aiming to connect closely with daily commuters, reminding them about the need for financial security.

Furthermore, HDFC Life will continue to deliver towards 'Insurance for All by 2047' through product innovation, enhanced reach and superior service, while strengthening its promise of protecting India with pride, every step of the way.

HDB Financial Services Limited (HDBFSL)

HDB Financial Services Limited (HDBFSL), a subsidiary of HDFC Bank is a Non-Banking Finance Company (NBFCs). In FY 2025-26, it was listed on BSE and NSE post a successful IPO at a final issue price of ₹740 per share. . It has a comprehensive bouquet of products and service offerings that are tailor-made to suit its customers' requirements including first-time borrowers and the underserved segments.

HDBFSL is engaged in the business of lending, fee-based products and BPO services.

The company's Profit After Tax stood at ₹2,544 crore as on March 31, 2026 compared to ₹2,176 crore as on March 31, 2025. The Total Loan Book stood at ₹1,18,493 crore as on March 31, 2026 compared to ₹1,06,878 crore as on March 31, 2025, a growth of 10.87 per cent. Gross Non Performing Asset (GNPA) ratio stood at 2.44 per cent and Net Non Performing Asset (NNPA) ratio at 1.09 per cent as on March 31, 2026. GNPA stood at 2.26 per cent and NNPA at 0.99 per cent for the year ended March 31, 2025. Capital Adequacy Ratio stood at 21.40 per cent as on March 31, 2026.

HDBFSL has continued to focus on diversifying its products and expanding its distribution while augmenting its digital infrastructure and offerings to effectively deliver credit solutions. The company has a strong network of over 1,730 branches spread across 1,161 cities. As on March 31, 2026, your Bank held 74.12 per cent stake in HDBFSL.

HDBFSL has a diverse range of product offerings (secured and unsecured) to various customer segments. Given below are the key product as well as service offerings to various customer segments.

Consumer Loans

Consumer Loans are provided to individuals for personal or household purposes to meet their short to medium term requirements. It comprises loans for consumer durables, lifestyle products and digital products, personal loans, auto loans for new and used cars, two-wheeler loans and gold loans.

Enterprise Loans

HDBFSL offers loans to businesses for their growth and working capital requirements. Various loans offered to enterprises include: Unsecured Business Loan, Enterprise Business Loan, Loan Against Property, Loan Against Securities. These loans cater to the financial requirements of enterprises for the purchase of new machinery, inventory or revamping the business.

Asset Finance

HDBFSL provides loans for the purchase of new and used commercial vehicles and provides refinance against existing vehicles for business working capital. It extends these offerings to fleet owners, first-time users, first-time buyers and captive use buyers. Construction equipment loans are offered for the procurement of new and used construction equipment. The company also facilitates refinancing on existing equipment. HDBFSL also offers customised tractor loans for the purchase of tractors or



tractor-related implements to meet both agricultural and commercial needs.

Micro Lending

HDBFSL offers micro loans to borrowers through the Joint Liability Group (JLG) framework to empower and promote financial inclusion for sustainable development. HDBFSL operate this business from 271 branches.

Fee-Based Products / Insurance Services

HDBFSL has a licence from the Insurance Regulatory and Development Authority of India (IRDAI) and is a registered Corporate Insurance Agent certified to sell both life and general (non-life) insurance products. The company has tie-ups with HDFC Life Insurance Company Limited, Go Digit Life Insurance and Aditya Birla Sun Life Insurance for life insurance products. HDBFSL has partnered with HDFC ERGO General Insurance Company Ltd, Tata AIG General Insurance Company Ltd, Acko General Insurance and Go Digit General Insurance for general insurance products.

BPO Services

The BPO service offerings include running collection call centres, sales support services, back-office operations and processing support services. Under collection services, HDBFSL has a contract to run collection call centres for HDFC Bank. These centres provide collection services for the entire range of HDFC Bank's retail lending products offering comprehensive end-to-end collection services. Under back office and sales support, HDBFSL offers sales support and back-office services like forms processing, document verification, finance and accounting operations and processing support for HDFC Bank.

Digital Presence

HDBFSL's presence across digital channels enables it to offer a wide range of financial solutions to its customers. They can access and manage their loan account 24/7 through Mobile Banking Application HDB-On-the-Go with enhanced features, customer service portal to manage the loan account, missed call service and WhatsApp Account Management

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO General Insurance Company Limited (HDFC ERGO), a subsidiary of HDFC Bank offers a comprehensive bouquet of general insurance products - ranging from Health, Motor, Travel, Home, Personal Accident and Cyber Insurance for its retail customers. It also offers products like Property, Engineering, Marine and Liability Insurance to its SME and Corporate Customers as well as Crop and Cattle Insurance for Rural Customers. Aligned with the IRDAI's vision of 'Insurance for All by 2047', HDFC ERGO focuses on strengthening awareness, accessibility and affordability to enable long-term financial security.

HDFC ERGO has a track record of consistent profitable growth. Over the past 18 years, it has grown faster than the industry – with a 26 per cent CAGR vis-à-vis 15 per cent CAGR for the general insurance industry. As a result, HDFC ERGO has improved its market share from 0.8 per cent in FY 2007-08 to 4.5 per cent in FY 2025-26. Profit After Tax for the year ended March 31, 2026, was at ₹ 813 crore compared to ₹ 500 crore for the year ended March 31, 2025.

Distribution Network

To provide its customers complete flexibility to avail its products and services, HDFC ERGO has a pan-India presence and a multi-channel distribution network.

Riding on the motto of 'Customer First', HDFC ERGO has a comprehensive distribution network of over 1.4 lakh individual agents including Point of Sales Personnel (POSPs), 19 Banks, 190 Corporate Agents and over 700 brokers with 256 offices and 651 digital offices spread across the country, enabling it to 'Insure More, Serve More, Reach More'.

Product Segments

Accident and Health Insurance: As an important stakeholder in building a 'Healthy India', HDFC ERGO offers various products under Accident and Health Insurance – retail health insurance to those seeking individual or family floater health insurance plans, group health insurance to insured groups, top-up health insurance to those who seek to protect themselves from high medical expenses, mass health insurance to those interested in participating in Government schemes. HDFC Ergo is the fourth largest retail health insurer in the industry as of March 31, 2026.

Commercial Business: HDFC ERGO has a track record of providing customised insurance solutions to its corporate clients. Be it property, engineering insurance, marine insurance or liability insurance, it follows an advisory approach to its clients based on a thorough understanding of their requirement. It is the fourth largest insurer in the private sector in the commercial segment in the Financial Year 2025-26.

Motor Insurance: HDFC ERGO offers motor insurance for various segments – private cars, two-wheelers, passenger vehicles, commercial vehicles, electronic vehicles as well as new and old vehicles.

Rural and Agri Business: HDFC ERGO's rural market development activities are spearheaded by crop insurance covering a large agrarian population which is frequently affected by crop losses attributable to an irregular climatic pattern. It is the fourth largest insurer in the private sector in the crop insurance segment in the Financial Year 2025-26. HDFC ERGO also supports deepening insurance penetration in rural India via its Common Service Centre (CSC) channel.

Building trust on insurance sector

Be it unique insurance products, integrated customer service models, top in-class claim processes or a host of technologically innovative solutions, HDFC ERGO strives to consistently enhance the customer/partner experience. It has ISO certified processes of Claims, Operations, Customer Services, Business Continuity Management System and Information Security Management System.

HDFC ERGO has a fair and robust claims management practice. The Company provides prompt response and quick claim settlement and equity of treatment to all its stakeholders, through its wide network of motor workshops and empanelled hospitals across the country. Customers can view and track claims status and provide feedback through HDFC ERGO's website and mobile application thus bringing in transparency. Over 28 per cent of motor insurance claim surveys were conducted digitally in the Financial Year 2025-26. About 96 per cent of motor insurance claims and about 70 per cent of health insurance claims were settled in cashless mode in the year under review.

HDFC ERGO issued more than 4.3 crore policies in FY 2025-26, of which approximately 94 per cent were issued digitally. It has enabled multilingual support across digital platforms to service the customers in their preferred language. In line with its customer centric philosophy, HDFC ERGO's grievance resolution TAT is lower than the industry average by about eight days.

Digital Insurer

HDFC ERGO continues to invest in developing robust digital capabilities to ensure long-term success in the digital landscape. Its transition of the policy administration system to Duck Creek marks a significant stride towards future readiness and unlocking growth. During the year, platform coverage expanded across products in retail, health and fire facilitating seamless customer experience supported by rule-based processing and omni channel unified journeys.

HDFC ERGO's Here app is a one-of-its-kind insurer-led ecosystem that integrates health, mobility, and cyber-wellbeing services into a single, unified platform. It offers a seamless interface for policy purchase, policy management, claims intimation and claims tracking. It also offers integrated services like roadside assistance, cashless garages, and wellness offerings. Over 50 per cent of the company's digital servicing transactions are powered by the Here app. With over one crore downloads and over 13,000 policies purchased, the app continues to see strong adoption.

HDFC ERGO continues to be future-ready by innovating and focusing on new-age technologies like AI (especially Gen AI), VR, robotics, etc. to continue to provide superior customer experience.

Sustainability

HDFC ERGO believes in building a sustainable ecosystem to ensure it can continue providing value to its customers and society at large. It has developed an ESG policy and framework and has been undertaking several initiatives across Environmental and Social aspects and further strengthening its Governance related processes.

As an example, Diversity, Equity and Inclusion (DEI) is a key part of its culture and embedded in various processes. The share of women in overall workforce has improved from 19 per cent in FY2022 to 29 per cent in FY2026

HDFC Asset Management Company Limited (HDFC AMC)

Established in 1999, HDFC AMC offers a comprehensive suite of mutual fund and alternative investments across asset classes, including equity, fixed income, hybrid and multi-asset solutions. These offerings are available on both active and passive platforms, catering to a broad and diverse customer base. As of March 31, 2026, HDFC Bank held 52.37 per cent stake in HDFC AMC.

As the investment manager to HDFC Mutual Fund – one of India's leading mutual funds - HDFC AMC reported a closing AUM of over ₹ 8,43,994 crore, representing a



market share of 11.4 per cent as on March 31, 2026. It serves over 1.67 crore unique investors through 3.02 crore live accounts. With a strong nationwide presence across 280 offices and a network of over 1.09 lakh distribution partners, HDFC AMC is further enabled by modern digital platforms, ensuring broad and efficient access for clients across India.

Financial highlights (₹ in crore)	FY 2025-26	FY 2024-25	Y-o-Y growth %
Total Income	4,617.3	4,058.3	14
Profit After Tax	2,859.4	2,461.1	16
Annual Average AUM	8,90,551	7,48,071	19

HDCF AMC extends Portfolio Management, Segregated Account Services, along with Alternative Investment Funds to high net-worth individuals, family offices, domestic corporates, trusts, provident funds and domestic as well as global institutions.

Additionally, the company has a wholly owned subsidiary company - HDFC AMC International (IFSC) Limited in Gujarat International Finance Tec-City (GIFT City) offering investment management, advisory and related services.

HDFC Securities Limited (HSL)

HDFC Securities Limited (HSL), is among the leading broking firms in India, serving about 78 lakh customers with a comprehensive range of investment and protection products. It leverages real-time, data-driven insights and research-backed information to empower investors. HSL has 128 branches over 100 cities and towns as on March 31, 2026. Approximately, 98 per cent of its customers accessed its services digitally. HSL is ranked at 6th position in terms of number of active clients on NSE in March 2026.

HSL has demonstrated a strong financial performance over the years, underscored by a 23 per cent CAGR in total income and a 21 per cent CAGR in profit after tax, over the last ten years.

HDFC Bank held 94.01 per cent stake in HSL as of March 31, 2026. In terms of amount, HDFC Bank's investment in HSL aggregated to ₹1,299 crore as of March 31, 2026.

Highlights for FY 2025-26:

Being a SEBI registered stockbroker, HSL's financial performance, inter alia, is also subject to macroeconomic developments and gyrations emanating from various market dynamics.

In FY 2025-26, HSL achieved a total income of ₹3,110 crore, as compared to ₹3,265 crore in the previous financial year. Net revenue (total income less finance costs) aggregated ₹2,293 crore in the financial year ended March 31, 2026, as compared to ₹2,479 crore in the previous financial year. Operating expenses were ₹1,056 crore, resulting in a cost-to-revenue ratio of 46 per cent. Profit after tax for FY 2025-26 was at ₹930 crore, and an earnings per share of ₹522. The margin trading funding (MTF) portfolio aggregated ₹7,137 crore as of March 31, 2026, and equity trade volumes aggregated ₹ 6.8 lakh crore in FY 2025-26. HSL retained its market share in the retail equity delivery segment in the same range as in FY 2024-25. HSL's derivative volumes grew 83 per cent year-on-year and the market share in this segment increased by 1.7 times.

Launched in the Financial Year 2024-25, HSL's wealth advisory platform, HDFCTRU, scaled its assets under advisory from around ₹10,000 crore as of March 31, 2025 to around ₹15,000 crore as on March 31, 2026.

During the year, HSL developed and implemented several features to enhance customer experience, trading capabilities, and investment tools across its InvestRight and SKY platforms. These include features such as portfolio optimiser that empowers customers to analyse and optimiser their portfolios, integration with NxtOption platform for advanced analytics and trading in options, launch of the new InvestRight web platform, SKY Signals that provides real-time chart pattern alerts for traders, equity and MTF basket investment tools, and tools for advanced order management.

OTHER STATUTORY DISCLOSURES

Number of Meetings of the Board, attendance and constitution of various Committees

During FY 2025-26, the Board met 21 (twenty-one) times. The details of Board Meetings held during the year, attendance of Directors at the Meetings and constitution of various Committees of the Board are included separately in the Report on Corporate Governance.

Annual Return

In accordance with the provisions of the Companies Act, 2013 ("**Act**"), the Annual Return of the Bank in the prescribed Form MGT-7 for FY 2025-26 is available on the website of the Bank at https://www.hdfc.bank.in/about-us/investor-relations/annual-returns.

Requirement for maintenance of cost records

The cost records as specified by the Central Government under Section 148(1) of the Act, are not required to be maintained by the Bank.

Details in respect of frauds reported by auditors under Section 143(12) of the Act

Pursuant to Section 143(12) of the Act and the circular issued by the National Financial Reporting Authority on Statutory Auditors' responsibilities in relation to fraud in a company dated June 26, 2023, there were 4 (four) instances of fraud committed by the employees of the Bank during FY 2025-26 where the amount involved was ₹ 1 crore and above. These frauds were reported by the Statutory Auditors to the Audit Committee. Details of the frauds are as under:

Sr. No.	Nature of fraud with description	Approximate amount involved (₹ in Crore)	Remedial action taken
1	Forgery with the intention to commit fraud by making false documents/ electronic records: The case pertains to a fraud perpetrated by a staff who is also a borrower and had availed loan against securities in his own name and his mother's name with fabricated surrender value certificate of LIC policies.	2.17	Remedial measures have been implemented for strengthening the process for cases involving physical securities such as LIC policies. The sample check size of insurance policies has been increased under the revised process which is being verified by the Credit Intelligence & Controls department
2	Misappropriation of funds and criminal breach of trust: Case pertains to fixed deposit liquidation vouchers and NEFT/RTGS/Fund Transfer transaction vouchers which were executed with forged/ fabricated vouchers created by staff.	4.76	A system generated dashboard and transaction dump (transaction without cheques) above a certain amount for previous day transactions are required to be sent to all Zonal Heads and Cluster Heads for oversight and checking – this is in process. System changes taken up for Dual Authorisation for transactions (exceeding threshold amount) processed without cheques. Issuance confirmation for transactions without cheque to be done through CRM next through Click to call functionality.
3	Cheating & Forgery: Case pertains to fraud perpetrated by fraudsters in connivance with staff by impersonating themselves as customers and activating dormant accounts and transferring funds to third party accounts held with other banks without the knowledge of the customers.	5.60	Revised internal process is issued to the branches All non-home branch cases of dormant activation are duly approved by the Branch Manager of the non-home branch. Now branches are taking biometric Aadhar as a preferred mode of authentication for dormant activation.



Sr. No.	Nature of fraud with description	Approximate amount involved (₹ in Crore)	Remedial action taken
4	Cheating & Forgery: Case pertains to fraud perpetrated by borrowers by availing Health Care Finance (HCF) loan without purchasing the equipment in connivance with staff.	10.42	• Loan disbursals are made only to verified and approved Original Equipment Manufacturer ("**OEM**") or authorized/refurbished dealers, empanelled post mandatory OEM confirmation and additional checks. • The supplier approval process has been simplified to ensure better control and consistency.

Directors' Responsibility Statement

Pursuant to Section 134(3)(c) and Section 134(5) of the Act, and based on the information provided by the Management, the Board of Directors hereby confirm that:

- In the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

- Accounting policies have been selected and applied consistently. Reasonable and prudent judgments and estimates have been made so as to give a true and fair view of the state of affairs of the Bank as at March 31, 2026 and of the profit of the Bank for the year ended on that date;

- Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;

- The annual accounts have been prepared on a going concern basis;

- Internal financial controls have been laid down to be followed by the Bank and such internal financial controls are adequate and operating effectively; and

- Systems to ensure compliance with the provisions of all applicable laws are in place and such systems are adequate and operating effectively.

Compliance with Secretarial Standards

The Bank has complied with Secretarial Standards on Meetings of the Board of Directors (SS-1) and General Meetings (SS-2) issued by the Institute of Company Secretaries of India.

Statutory Auditors

The Members of the Bank at the 30th Annual General Meeting held on August 9, 2024 had approved the appointment of M/s. Batliboi & Purohit, Chartered Accountants (ICAI Firm Registration No.

101048W) ("**Batliboi & Purohit**"), as one of the Joint Statutory Auditors of the Bank for a period of 3 (three) years from FY 2024-25 till (and including) FY 2026-27. Further, the Members of the Bank at the 31st Annual General Meeting held on August 8, 2025 had approved the appointment of M/s. B S R & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 101248W/ W-100022) ("**B S R & Co.**") as one of the Joint Statutory Auditors of the Bank for a period of 3 (three) years from FY 2025-26 till (and including) FY 2027-28.

Since the said appointments are subject to the approval of Reserve Bank of India ("**RBI**") every year, the Bank has made an application to RBI seeking approval for the re-appointment of Batliboi & Purohit and B S R & Co. as the Joint Statutory Auditors of the Bank for FY 2026-27.

During the year ended March 31, 2026, the fees paid to Batliboi & Purohit and B S R & Co. ("**Joint Statutory Auditors**") as well as their respective network firms, on aggregated basis, are as follows:

₹ in Crore

Fees	HDFC Bank to Joint Statutory Auditor(s)	Subsidiaries of HDFC Bank to Joint Statutory Auditors and its network firms
Statutory Audit	9.90	3.05
Certification & Other Audit / Attestation Services	0.87	0.34
Non-Audit Services	-	-
Total	**10.77**	**3.39**

- *No fees were paid to network firms of Joint Statutory Auditors by the Bank*
- *Excludes outlays and taxes*

The aggregate fees paid to Joint Statutory Auditors were within the limits approved by the Audit Committee.

The Auditor's Report for the FY 2025-26 does not contain any qualifications, reservations or adverse remarks.

Corporate Social Responsibility and ESG

The composition of CSR & ESG Committee, brief outline of the CSR policy of the Bank and the initiatives undertaken by the Bank on CSR activities during FY 2025-26 are set out in **Annexure 2** to this report in the format prescribed in Companies (Corporate Social Responsibility Policy) Rules, 2014. The Board of Directors at its meeting held on April 18, 2026 approved the amendment to the CSR policy to bring it in line with the requirements of applicable laws and regulations.

The CSR & ESG Committee confirms that the implementation and monitoring of the CSR Policy was done in compliance with the CSR objectives and policy of the Bank.

The Bank's CSR Policy and Environmental Social & Governance (ESG) Policy Framework are available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies

Particulars of Contracts or Arrangements with Related Parties

There were no contracts or arrangements entered into with related parties, referred to in Section 188(1) of the Act during FY 2025-26 and hence e-form AOC-2 as required under Rule 8(2) of the Companies (Accounts) Rules, 2014, is not enclosed.

Further, the Policy on Related Party Transactions of the Bank ("**RPT Policy**") ensures that the related party transactions are based on principles of transparency and arm's length pricing. The RPT Policy outlines the criteria for determining the materiality of related party transactions and the manner of dealing with the related party transactions by the Bank. The RPT Policy of the Bank has been amended to reflect the recent amendments in the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 **("SEBI Listing Regulations")** as well as to incorporate reference, where necessary, to Industry Standards on "Minimum information to be provided to the Audit Committee and Shareholders for approval of Related Party Transactions", formulated by the Industry Standards Forum.

Details of related party transactions entered into during FY 2025-26 are disclosed in Note No. 28 of Schedule 18, of the standalone financial statements in accordance with Accounting Standard (AS) – 18.

The RPT Policy is available at https://www.hdfc.bank.in/about-us/stakeholders-information/codes-and-policies

Further, the Directors / Key Managerial Personnel who are interested in the related party transaction(s) do not participate in the discussion / abstain from voting on the said matter at Audit Committee meetings. The Bank has engaged an external independent consultant to advise the Bank on compliance with related party transaction norms.

Particulars of Loans, Guarantees or Investments

Pursuant to applicable provisions of Section 186 of the Act, the particulars of investments made by the Bank are disclosed in Note no. 8 of Schedule 18, of the standalone financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

Material Development

There were no material developments / changes / commitments affecting the financial position of the Bank which occurred after March 31, 2026 till the date of this Report.

Financial Statements of Subsidiaries

In terms of Section 134 of the Act read with Rule 8(1) of the Companies (Accounts) Rules, 2014, the highlights of the performance of the Bank's subsidiaries and entities over which control is exercised, and their contribution to overall performance of the Bank during FY 2025-26 are enclosed as **Annexure 3** to this Report. The Bank does not have any associate companies or other joint venture companies.

During the year, the Bank sold 13,51,35,135 equity shares of face value of ₹ 10 each of HDB Financial Services Limited ("**HDBFS**"), a subsidiary of the Bank in its Initial Public Offer by way of Offer for Sale, at the issue price of ₹ 740 per share, pursuant to which the shareholding of the Bank in HDBFS reduced to 74.19% of its total paid-up equity share capital. The Bank held 74.12% in HDBFS as on March 31, 2026.

In accordance with the Employee Stock Option Plan 2021 of HDFC Capital Advisors Limited ("**HCAL**"), the Bank acquired 71,678 equity shares of HCAL for an aggregate consideration of ₹ 80,86,61,878 from the employees of HCAL. The Bank held 89.68% in HCAL as on March 31, 2026.

Further, on June 16, 2026, pursuant to the preferential issue of equity shares by HDFC Life Insurance Company Limited ("**HDFC Life**"), the Bank was allotted 1,45,23,906 equity shares of ₹ 10 each at a price of ₹ 688.52 per equity share.The Bank held 50.21% in HDFC Life as on March 31, 2026, which increased to 50.54% post the preferential issue.

In accordance with the provisions of Section 136 of the Act, the Integrated Annual Report of the Bank including the annual financial statements and related documents of the Bank's subsidiary companies are placed on the website of the Bank.



Disclosure under Foreign Exchange Management Act, 1999 ("FEMA")

During FY 2025-26, the Bank complied with the applicable provisions of FEMA with respect to downstream investments made by it. Further, as required under the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019, the Bank has obtained a certificate from M/s. Batliboi & Purohit, Chartered Accountants, one of the Joint Statutory Auditors of the Bank, to this effect.

Whistle Blower Policy / Vigil Mechanism

The Bank encourages an open and transparent system of working and dealing amongst its stakeholders.

The Bank's "Code of Conduct & Ethics Policy" directs employees to uphold Bank's values and conduct business worldwide with integrity and highest ethical standards. The Bank has also adopted a "Whistle Blower Policy" ("**WB Policy**") to encourage and empower the employees / stakeholders to make or report any Protected Disclosures as defined under the WB Policy, without any fear of reprisal, retaliation, discrimination or harassment of any kind.

The WB Policy provides a mechanism through which adequate safeguards can be provided against victimization of employees who avail this mechanism. WB Policy covers and is applicable to the Protected Disclosures related to violation / suspected violation of the Code of Conduct including:

a) breach of applicable law;

b) fraud / criminal offence or corruption / misuse of office to obtain personal benefit / pecuniary advantage for self or any other person;

c) leakage / suspected leakage of unpublished price sensitive information which are in violation of SEBI (Prohibition of Insider Trading) Regulations, 2015 and internal code of the Bank i.e. Share Dealing Code of the Bank;

d) wilful data breach and / or unauthorized disclosure of Bank's proprietary data including customer data.

e) any irregular, unethical, or questionable loans to related parties.

The WB Policy does not cover the following types of complaints which if made, is not considered as Protected Disclosure under WB Policy:

a) Matters relating to personal grievances on issues such as appraisals, compensation, promotions, rating, behavioral issues / concerns of the manager(s) / supervisor(s) / other colleague(s), complaint of sexual harassment at workplace, etc. for which alternate internal redressal mechanisms in the Bank are in place.

b) Matters which are pending before a court of law, tribunal, other quasi- judicial bodies or any governmental authority.

c) Anonymous / pseudonymous complaints will not be considered as Protected Disclosures under this Policy.

d) Complaints which are vague, ambiguous and do not contain specific and verifiable information;

e) Repetitive complaints which are largely unsubstantiated and/or without any value addition.

All Protected Disclosures made under the WB Policy are made to the Whistle Blower Committee through the following modes:

a) By letter in a closed / sealed envelope addressed to the Whistle Blower Committee, or

b) By submission of the same on the information portal of the Bank, or

c) By way of an email addressed to whistleblower@hdfcbank. com. In exceptional circumstances, the Whistle Blower may make such Protected Disclosures directly to the Chairperson of the Audit Committee of the Board.

All Protected Disclosures received under the WB Policy are examined by the Whistle Blower Committee and the investigation is further assigned to an appropriate investigating officer(s) depending on the nature of the subject matter of the Protected Disclosure.

Details of whistle blower complaints received and subsequent action taken and the functioning of the whistle blower mechanism are reviewed periodically by the Audit Committee. During FY 2025-26, a total of 177 such complaints were received and taken up for investigation which has resulted in certain staff actions in 75 cases, post investigation. The broad categories of whistle blower complaints were in the areas of policy & process violation & improper business practices and a few instances involving corruption and misappropriation of customer funds.

WB Policy is available at https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/about-us/corporate-governance/codes-and-policies/whistleblower-policy.pdf

Statement on Declaration by Independent Directors

Mr. M. D. Ranganath, Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mrs. Lily Vadera, Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Santhosh Keshavan are the Independent Directors on the Board of the Bank as on March 31, 2026.

The Independent Directors have submitted declarations that each of them meets the criteria of independence as provided in Section 149(6) of the Act along with the Rules framed thereunder and Regulation 16(1)(b) of the SEBI Listing Regulations and that they have registered themselves with the Independent Director's Database maintained by the Indian Institute of Corporate Affairs.

During FY 2025-26, there has been no change in the circumstances affecting their status as Independent Directors of the Bank. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise, skills, and proficiency required under all applicable laws and the policies of the Bank.

Performance Evaluation of Board of Directors

During the year, the Bank conducted the annual performance evaluation of the Board as a whole, Board Committees and individual Directors in accordance with the framework approved by the Governance Nomination and Remuneration Committee ("**GNRC**") of the Bank.

The evaluation was conducted electronically through a platform, using structured and differentiated questionnaires for the Board as a whole, Board Committees and individual Directors. These questionnaires were designed to assess a comprehensive set of parameters including the Board's composition and diversity, skills, clarity of roles and responsibilities, quality and timelines of information flow, effectiveness of Board processes and Committee functioning, adherence to the Code of Conduct and ethical values, etc.

As mandated under the Act and SEBI Listing Regulations, a separate meeting of the Independent Directors was convened to review the feedback on performance assessment of the Non-Independent Directors and of the Board as a whole. The Board also reviewed the assessment, including evaluation of all the Directors, Board Committees and the Board as a whole. The Board also affirmed that, beyond the established evaluation parameters, the Independent Directors meet the independence criteria outlined in the Act and SEBI Listing Regulations, and remain independent from the Bank's management.

The evaluation for FY 2025-26 reaffirmed that the Board continues to function at a high level of effectiveness across most parameters. The Directors noted meaningful improvements in the depth and quality of strategic discussions, more focused deliberation on business priorities, and strong overall committee performance. The Directors also appreciated the Board level Committees for their discipline, rigour, and well-structured oversight.

The qualitative feedback also provided nuanced perspectives on opportunities for further enhancement. Directors observed the value of broadening the Board's composition with additional expertise, as a means to augment the Board's strategic and supervisory strength. There was also a shared view that continuous learning and structured development sessions would support Directors in keeping pace with the evolving regulatory, technological and competitive landscape. In addition, suggestions included, enabling richer discussions on emerging risks and customer experience.

During the year, the Board continued to build on the key focus areas including progress on the Bank's Gen AI initiatives and cybersecurity, which had been highlighted as strategic priorities in the previous year's evaluation. The Board and relevant Committees were periodically updated on technology-modernization efforts, AI-driven innovations, and the Bank's cyber-risk posture, enabling continued strengthening of oversight in these domains. The Board also sustained its emphasis and devoted significant time and attention on strategic planning, competitive benchmarking and succession planning.

The Board noted that the evaluation exercise continues to play an important role in strengthening governance standards. The feedback from the FY 2025-26 evaluation has been duly considered by the Board, and it remains committed to continuously ensuring high-quality deliberation on key focus areas identified from time to time. Feedback from the evaluation was appropriately communicated to the respective Directors for their consideration and knowledge.

Policy on Appointment and Remuneration of Directors and Key Managerial Personnel

The Bank has in place a Policy for appointment and fit & proper criteria for Directors of the Bank. This Policy lays down the criteria for identification of persons who are qualified as 'fit and proper' to become Directors, such as academic qualifications, competence, track record, integrity, relevant skills, etc. These criteria are considered by the GNRC while recommending the appointment of proposed candidate as a Director of the Bank.

This Policy also deals with the process for re-appointment of directors, annual affirmations, familiarization programme for Non-Executive Directors ("**NEDs**"), etc. and is available at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies



The remuneration of all employees of the Bank, including Whole Time Directors, Material Risk Takers, Key Managerial Personnel, Senior Management and other employees is governed by the Compensation Policy of the Bank. The same is available at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies.

The Compensation Policy of the Bank, duly reviewed and recommended by the GNRC has been articulated in line with the relevant RBI guidelines.

The Bank's Compensation Policy is aimed to attract, retain, reward and motivate talented individuals critical for achieving strategic goals and long-term success. The Compensation Policy is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective is to provide a fair and transparent structure that helps the Bank to retain and acquire the talent pool critical to build competitive advantage and brand equity.

The Bank's approach is to have a "pay for performance" culture based on the belief that the performance management system provides a sound basis for assessing performance holistically. The compensation system also takes into account factors such as roles, skills / competencies, experience and grade / seniority to differentiate pay appropriately on the basis of contribution, expertise and availability of talent on account of competitive market forces. The details of the Compensation Policy are also included in Note No. 17 of Schedule 18 forming part of the standalone financial statements.

During FY 2025-26, based on the recommendation of the GNRC, the Compensation Policy of Bank was reviewed by the Board of Directors and necessary changes were made therein with respect to addition of clauses pertaining to 'Special Payouts' and inclusion of 'Guidelines to grant LTI to New Joiners'.

Further, on November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020 (collectively referred to as the 'New Labour Codes') thereby consolidating 29 existing labour legislations. The Ministry of Labour & Employment subsequently issued the draft Central Rules and FAQs on December 30, 2025, to enable assessment of the financial impact arising from these regulatory changes, which have been notified with effect from May 8, 2026.

In this regard, the Bank has undertaken the following measures:

- Provisioning: A provision of ₹ 800 crore has been made in FY 2025–26 towards staff costs to meet the requirements of the revised wage structure under the New Labour Codes.

- Salary Structure Revision: The employees' salary structure has been revised effective May 1, 2026, to ensure alignment with the statutory framework.

- Ongoing Monitoring: The Bank continues to monitor further clarifications and guidance issued by the Government on the New Labour Codes and will incorporate the appropriate accounting treatment based on future developments, as required.

Remuneration to NEDs

The NEDs including Independent Directors are paid sitting fees for attending meetings of the Board and its Committees, which are determined by the Board based on applicable regulatory guidelines / circulars.

Further, expenses incurred by them, if any, for attending meetings of the Board and Committees are reimbursed at actuals. Additionally, pursuant to the relevant RBI guidelines and approval of the Members, the NEDs including Independent Directors, are paid fixed remuneration as detailed in the Report on Corporate Governance.

Following Directors of the Bank are also the director(s) of the Bank's subsidiaries / step down subsidiaries as on the date of this report:

Name of Director	Name of Subsidiary / Step down Subsidiary Company	Designation
Mr. M D Ranganath	HDFC Pension Fund Management Limited (Subsidiary of HDFC Life Insurance Company Limited)	Independent Director
Mr. Keki Mistry	HDFC ERGO General Insurance Company Limited	Non-Executive Director (Chairman)
	HDFC Life Insurance Company Limited	Non-Executive Director (Chairman)
	HDFC Capital Advisors Limited	Non-Executive Director
Mrs. Renu Karnad	HDFC Asset Management Company Limited	Non-Executive Director
	HDFC ERGO General Insurance Company Limited	Nominee Director (HDFC Bank)
	HDFC Capital Advisors Limited	Non-Executive Director
Mr. Kaizad Bharucha*	HDFC Life Insurance Company Limited	Nominee Director (HDFC Bank)
	HDFC Capital Advisors Limited	Nominee Director (HDFC Bank)

Name of Director	Name of Subsidiary / Step down Subsidiary Company	Designation
	HDFC Securities IFSC Limited (Subsidiary of HDFC Securities Limited)	Nominee Director (HDFC Bank)
Mr. V. Srinivasa Rangan*	HDFC Asset Management Company Limited	Nominee Director (HDFC Bank)

*Note: As per the Bank's Policy, no sitting fees were paid for attending Board/Committee meetings of respective companies.

Succession Planning

Succession planning is a key component of the Bank's talent management and governance framework, designed to ensure business continuity, leadership sustainability, and long-term organizational resilience. The process focuses on systematically identifying, assessing, and developing leadership talent for critical roles, thereby reducing key person dependency and supporting the uninterrupted execution of the Bank's strategic priorities.

The Board composition and the desired skill sets / areas of expertise at the Board level are continuously monitored and vacancies, if any, are reviewed in advance through a systematic process.

The Bank follows a structured approach for succession planning for senior employees. For any leadership vacancy arising due to superannuation, attrition, or unforeseen events, internal successors identified through the Talent Review process are assessed first. Their readiness is evaluated against role requirements, and suitable candidates are considered through the Internal Job Watch (IJW) mechanism. In cases where no internal successor is immediately ready, an external search is initiated to ensure timely appointment while maintaining business continuity. For planned retirements, succession planning begins 12 (twelve) months in advance, allowing sufficient time to assess internal talent and, where required, initiate external hiring. The objective is to onboard the successor at least 6(six) months prior to the incumbent's retirement to facilitate effective knowledge transfer and a smooth transition. This approach enables the Bank to maintain a strong leadership pipeline and continuity across key positions.

The Bank undertakes a comprehensive Talent Review process annually for all senior employees through structured Talent Review Councils comprising senior HR and business representatives. Each leader is reviewed at least once within a rolling three-year cycle, ensuring systematic coverage. These reviews provide a holistic assessment of leadership capabilities, performance, development needs, succession readiness, and future potential, while also identifying potential successors for critical roles. The outcomes include clearly defined development actions, succession plans, and leadership readiness assessments, enabling the Bank to maintain an updated view of leadership capability and organizational bench strength.

In addition, the IJW mechanism provides a structured platform for eligible employees to apply for leadership vacancies. Roles are internally published, applications are evaluated against predefined criteria, and candidates are shortlisted through a structured assessment process. The selection process is governed through senior management oversight, with appointments for Group Head positions further approved by the Governance, Nomination and Remuneration Committee as well as the Board of Directors, ensuring robust governance.

Succession planning and transitions at the Board and Senior Management level is a continuous process which is periodically reviewed by GNRC and the Board.

Significant and Material orders passed by Regulators

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and operations of the Bank in the future.

Directors and Key Managerial Personnel

In compliance with Section 152 of the Act and the Articles of Association of the Bank, Mr. V. Srinivasa Rangan (DIN: 00030248), will retire by rotation at the ensuing Annual General Meeting ("**AGM**") and is eligible for re-appointment. The resolution for re-appointment of Mr. V. Srinivasa Rangan is being proposed at the ensuing AGM for the approval of the Members. A brief profile of Mr. V. Srinivasa Rangan is furnished elsewhere in the Integrated Annual Report and the Notice of the AGM for the information of the Members.

During FY 2025-26 and till the date of this report, following were the changes in composition of the Board of Directors and Key Managerial Personnel of the Bank:

1. Resignation of Mr. Atanu Chakraborty (DIN: 01469375) as a Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026.

2. Appointment of Mr. Keki Mistry (DIN: 00008886) as an Interim Part-time Chairman of the Bank with effect from March 19, 2026, initially for a period of 3 (three) months and thereafter for a further period of 3 (three) months until September 18, 2026 or till appointment of a regular Part-time Chairman, whichever is earlier.

3. Re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as Deputy Managing Director of the Bank for a period of



3 (three) years with effect from April 19, 2026 to April 18, 2029 (both days inclusive) , who is liable to retire by rotation.

4. Re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank for a period of 3 (three) years with effect from March 30, 2026 to March 29, 2029 (both days inclusive). She is not liable to retire by rotation.

5. Retirement of Mr. Bhavesh Zaveri (DIN: 01550468) as an Executive Director of the Bank with effect from the close of business hours on April 18, 2026.

The Board places on record its sincere appreciation for the wise counsel made by Mr. Chakraborty to the Bank during his association with the Bank. The Board also places on record its sincere appreciation for Mr. Zaveri's immense contribution to the Bank. His long, dedicated, and exemplary service has played a pivotal role in strengthening the Bank's institutional foundations, shaping its strategic direction, and supporting its sustained growth over the years.

All Directors of the Bank have confirmed that they satisfy the fit and proper criteria as prescribed under the applicable regulations and that they are not disqualified from being appointed as Directors in terms of Section 164(2) of the Act.

Particulars of Employees

In accordance with the provisions of Section 197(12) of the Act read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the requisite details are set out in **Annexure 4** to this Report.

Further, the statement containing particulars of employees as required under Section 197(12) of the Act read with Rule 5(2) and Rule 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is annexured and forms part of this Report. In terms of Section 136(1) of the Act, the Integrated Annual Report including the financial statements is being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the same may write to the Company Secretary of the Bank.

Compliance with Maternity Benefit Act, 1961

The Bank has complied with the applicable provisions of Maternity Benefit Act, 1961 for female employees of the Bank with respect to leaves and maternity benefits thereunder.

Conservation of Energy and Technology Absorption

Please refer to the chapter "Environment – Driving Sustainable Impact" of this Integrated Annual Report for information on Conservation of Energy and Technology Absorption.

Foreign Exchange Earnings and outgo

During the FY 2025-26, the total foreign exchange earned by the Bank was ₹ 6,459.99 crore (on account of net gains arising on all exchange / derivative transactions) and the total foreign exchange outgo was ₹ 4,938.30 crore towards the operating and capital expenditure requirements.

Secretarial Audit

The report of M/s. Bhandari & Associates, a peer reviewed firm of Company Secretaries (ICSI Firm Registration No. P1981MH043700), Secretarial Auditors of the Bank is enclosed as **Annexure 5** to this Report. There are no qualifications, reservations or adverse remarks in the report of the Secretarial Auditors.

Internal Financial Control

The Bank's internal control systems are commensurate with the nature of its business, the size and complexity of its operations and such internal financial controls with reference to the financial statements are adequate.

Corporate Governance

In compliance with applicable provisions of SEBI Listing Regulations, a separate report on Corporate Governance along with a certificate on compliance from the Secretarial Auditors, forms an integral part of this Annual Report.

Business Responsibility and Sustainability Report

The Bank's Business Responsibility and Sustainability Report forms an integral part of this Report.

Prevention, Prohibition and Redressal of Sexual Harassment of Women at the Workplace

The relevant information is included in the Report on Corporate Governance.

Customer complaints and grievance redressal

Details of customer complaints and grievance redressal is enclosed as **Annexure 6** to this Report.

Unclaimed Deposits of HDFC Limited

The Bank is a private sector bank registered with RBI and in terms of applicable RBI norms, deposits remaining unclaimed / unpaid for a period of 10 (ten) years, need to be transferred by the Bank to Depositor Education and Awareness **("DEA")** Fund maintained by RBI.

In accordance with applicable provisions of the Act read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, HDFC Limited, has transferred deposits remaining unclaimed for a period of 7 (Seven) years up to June 30, 2023, to the Investor Education and Protection Fund (IEPF) established by the Central Government. The deposit holders of HDFC Limited can claim their respective unclaimed deposits from IEPF. The process of claiming the deposits from IEPF is uploaded on the website of the Bank. Post merger of HDFC Limited with and into the Bank i.e. effective July 1, 2023, the Bank has been transferring all the unclaimed deposits of HDFC Limited (remaining unclaimed for more than 10 years) to the DEA Fund.

Acknowledgement

The Directors of the Bank wish to formally express their sincere gratitude for the steadfast guidance and collaborative support extended by the Reserve Bank of India, Securities and Exchange Board of India, Stock Exchanges, Ministry of Corporate Affairs, and various other Government and Regulatory Agencies. Their ongoing support and guidance have been instrumental in enabling the Bank to achieve its strategic goals and maintain robust governance standards.

Additionally, the Directors would like to take this opportunity to convey their deep appreciation for the outstanding commitment, diligence, and professionalism demonstrated by all employees across the Bank. The Directors specifically acknowledge the dedicated efforts of employees who have gone above and beyond in supporting critical initiatives and upholding the Bank's values through periods of transformation and growth.

With the support from all the stakeholders, the Bank is well positioned to achieve new milestones and create lasting value for all stakeholders.

Conclusion

In FY 2025-26, the Indian economy continued to be the world's fastest growing major economy displaying resilience amid global volatility due to tariff shocks and geo-political situation particularly in West Asia. In this situation, your Bank reported robust growth while maintaining its traditional asset quality. Looking ahead, the RBI has projected GDP growth of 6.6 per cent for FY 2026-27. While the outlook remains subject to evolving global and domestic risks, the expected long term economic growth will open huge opportunities for offering banking services. Your Bank has the benefit of a strong balance sheet to benefit from this opportunity.

The Bank remains committed to adhering to the high standards of corporate governance and focusing on its five core values: Customer Focus, Operational Excellence, Product Leadership, People and Sustainability while pursuing prudent growth.

On behalf of the Board of Directors

Keki M. Mistry
Interim Part-time Chairman and Non-Executive (Non-Independent) Director

Sashidhar Jagdishan
Managing Director and Chief Executive Officer

Place : Mumbai
Date : June 18, 2026



ANNEXURE 1 TO THE DIRECTORS' REPORT

The Employee Stock Options Plan ("**ESOP**") and Restricted Stock Units ("**RSU**") Schemes of the Bank are in compliance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 ("**the Regulations**"). The details as required to be disclosed pursuant to sub rule (9) of Rule 12 of the Companies (Share Capital and Debentures) Rules, 2014 and Regulation 14 read with Part F of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are as under:

Schemes	Date of Shareholders Approval	Total No of Options/ Units Approved*	Grant Price*	Options/ Units Opening balance	Options, Units Granted / Options, Units Reinstated	Bonus Options Granted	Options/ Units Vested	Options/ Units Exercised & Shares Allotted	Options/ Units Forfeited	Options/ Units Lapsed	Total Options/ Units in Force as on March 31, 2026
Plan G -ESOS 32	July 21, 2016	40,00,00,000	553.59	28,400	-	-	-	22,200	-	6,200	-
Plan G -ESOS 33	July 21, 2016	40,00,00,000	614.50	64,04,000	-	25,77,200	-	88,53,300	-	1,27,900	-
Plan G -ESOS 34	July 21, 2016	40,00,00,000	441.43	1,30,400	-	1,30,400	-	2,60,800	-	-	-
Plan G -ESOS 35	July 21, 2016	40,00,00,000	617.90	2,00,54,300	-	1,39,55,100	-	1,82,97,500	-	4,75,900	1,52,36,000
Plan G -ESOS 36	July 21, 2016	40,00,00,000	713.23	1,51,12,200	-	92,02,100	55,57,500	80,26,600	89,000	2,37,400	1,59,61,300
Plan G -ESOS 37	July 21, 2016	40,00,00,000	758.48	1,33,400	-	1,18,800	1,18,400	90,600	-	-	1,61,600
Plan G -ESOS 38	July 21, 2016	40,00,00,000	746.75	90,530	-	90,530	30,200	60,400	-	-	1,20,660
Plan G -ESOS 39	July 21, 2016	40,00,00,000	643.53	4,05,892	-	2,94,029	1,31,000	1,79,300	45,385	54,500	4,20,736
Plan G -ESOS 40	July 21, 2016	40,00,00,000	680.38	97,877	-	73,377	24,500	1,22,500	-	-	48,754
Plan G -ESOS 42	July 21, 2016	40,00,00,000	713.33	2,55,52,800	-	2,36,08,800	1,30,49,800	45,45,500	6,64,200	1,93,800	4,37,58,100
Plan G -ESOS 43	July 21, 2016	40,00,00,000	836.55	52,700	-	52,200	19,300	9,700	-	-	95,200
Plan G -ESOS 44	July 21, 2016	40,00,00,000	792.23	3,17,091	-	3,17,091	1,58,400	-	-	-	6,34,182
Plan E -ESOS 45	June 30, 2010	40,00,00,000	818.45	47,93,680	-	46,53,760	23,61,800	2,98,600	1,45,040	42,700	89,61,100
Plan F -ESOS 46	June 27, 2013	40,00,00,000	818.45	1,14,90,680	-	1,11,40,280	56,99,000	7,23,100	3,95,220	80,200	2,14,32,440
Plan G -ESOS 47	July 21, 2016	40,00,00,000	818.45	19,74,750	-	18,62,660	9,41,800	1,56,600	2,46,850	89,600	33,44,360
Plan G -ESOS 48	July 21, 2016	40,00,00,000	753.03	25,13,660	-	23,84,440	16,87,200	5,38,400	2,25,988	89,400	40,44,312
Plan G -ESOS 49	July 21, 2016	40,00,00,000	753.03	74,560	-	74,560	37,200	-	-	-	1,49,120
Plan G -ESOS 50	July 21, 2016	40,00,00,000	753.03	9,76,420	-	9,15,080	5,05,200	1,86,400	1,36,280	18,400	15,50,420
Plan G -ESOS 51	July 21, 2016	40,00,00,000	753.03	54,413	-	51,293	37,280	15,320	6,176	1,900	82,310
Plan G -ESOS 52	July 21, 2016	40,00,00,000	739.43	3,36,057	-	3,36,057	1,68,000	-	-	-	6,72,114
Plan G -ESOS 53	July 21, 2016	40,00,00,000	739.43	70,043	-	70,043	46,600	-	-	-	1,40,086
Plan G -ESOS 54	July 21, 2016	40,00,00,000	709.95	24,670	-	24,670	12,400	-	-	-	49,340
Plan G -ESOS 55	July 21, 2016	40,00,00,000	709.95	3,330	-	2,830	1,000	500	2,330	-	3,330
ESOS-07 eHDFC 2007	November 25, 2022	88,822	255.84	44,411	-	44,411	-	-	-	-	88,822
ESOS-08 eHDFC 2008	November 25, 2022	81,884	160.79	40,942	-	40,942	-	-	-	-	81,884
ESOS-14 eHDFC 2014	November 25, 2022	24,966	603.96	12,483	-	12,483	-	-	-	-	24,966
ESOS-17 eHDFC 2017-1	November 25, 2022	9,90,380	467.22	47,612	-	-	-	45,327	-	2,285	-

Schemes	Date of Shareholders Approval	Total No of Options/ Units Approved*	Grant Price*	Options/ Units Opening balance	Options, Units Granted / Options, Units Reinstated	Bonus Options Granted	Options/ Units Vested	Options/ Units Exercised & Shares Allotted	Options/ Units Forfeited	Options/ Units Lapsed	Total Options/ Units in Force as on March 31, 2026
ESOS-17 eHDFC 2017-3	November 25, 2022	1,14,240	544.64	43,620	-	-	-	43,620	-	-	-
ESOS-17 eHDFC 2017-4	November 25, 2022	4,33,440	621.08	1,42,800	-	1,42,800	-	-	-	-	2,85,600
ESOS-20 eHDFC 2020-1	November 25, 2022	7,61,73,962	538.32	2,03,43,585	-	1,55,99,131	-	1,07,87,880	-	1,14,112	2,50,40,724
ESOS-20 eHDFC 2020-2	November 25, 2022	84,000	767.64	42,000	-	42,000	-	-	-	-	84,000
ESOS-20 eHDFC 2020-3	November 25, 2022	3,36,000	738.84	1,68,000	-	78,000	-	2,46,000	-	-	-
ESOS-20 eHDFC 2020-4	November 25, 2022	2,01,600	748.96	1,00,800	-	1,00,800	-	-	-	-	2,01,600
ESOS-20 eHDFC 2020-5	November 25, 2022	3,56,160	711.88	1,78,080	-	1,78,080	-	-	-	-	3,56,160
ESOS-20 eHDFC 2020-6	November 25, 2022	1,76,39,188	663.61	62,37,264	-	49,70,560	2,32,128	26,33,035	73,278	3,03,569	81,97,942
ESOS-20 eHDFC 2020-7	November 25, 2022	3,19,200	695.70	1,17,600	-	1,17,600	50,400	16,800	25,200	25,200	1,68,000
ESOS-20 eHDFC2020-8	November 25, 2022	33,600	761.88	16,800	-	16,800	-	-	-	-	33,600
Plan G -ESOS 56	July 21, 2016	40,00,00,000	786.68	96,650	-	92,350	24,200	21,900	52,700	-	1,14,400
Plan G -ESOS 57	July 21, 2016	40,00,00,000	802.53	4,77,150	-	4,77,150	3,15,000	5,000	-	-	9,49,300
Plan H -ESOS 58	August 9, 2024	19,00,00,000	867.10	2,21,56,230	-	2,14,12,810	1,08,54,700	2,45,100	13,34,840	-	4,19,89,100
Plan H -ESOS 59	August 9, 2024	19,00,00,000	838.65	4,16,630	-	4,16,630	2,08,400	-	-	-	8,33,260
Plan H -ESOS 60	August 9, 2024	19,00,00,000	944.85	-	1,30,206	1,30,206	-	-	-	-	2,60,412
Plan H -ESOS 61	August 9, 2024	19,00,00,000	966.50	-	3,78,49,180	-	-	-	6,84,100	-	3,71,65,080
Plan H -ESOS 62	August 9, 2024	19,00,00,000	928.10	-	12,23,724	-	-	-	-	-	12,23,724
ESIS-2022 RSU 001	May 14, 2022	20,00,00,000	1.00	15,10,400	-	13,46,130	12,76,660	12,12,660	1,01,790	80,580	14,61,500
ESIS-2022 RSU 002	May 14, 2022	20,00,00,000	1.00	8,420	-	7,360	7,300	6,730	380	200	8,470
ESIS-2022 RSU 003	May 14, 2022	20,00,00,000	1.00	11,140	-	9,550	9,400	7,150	1,980	460	11,100
ESIS-2022 RSU 004	May 14, 2022	20,00,00,000	1.00	44,59,110	-	40,83,250	27,80,690	24,64,735	2,56,575	1,81,610	56,39,440
ESIS-2022 RSU 005	May 14, 2022	20,00,00,000	1.00	25,96,380	-	23,12,920	21,52,070	18,69,790	2,64,932	80,774	26,93,804
ESIS-2022 RSU 006	May 14, 2022	20,00,00,000	1.00	157	-	139	140	60	-	2	234
ESIS-2022 RSU 007	May 14, 2022	20,00,00,000	1.00	25,607	-	22,359	14,012	13,473	3,624	947	29,922
ESIS-2022 RSU 008	May 14, 2022	20,00,00,000	1.00	19,639	-	14,883	13,626	7,758	16,152	1,240	9,372
ESIS-2022 RSU 009	May 14, 2022	20,00,00,000	1.00	60,41,515	-	59,49,095	30,14,660	20,17,525	3,26,905	5,460	96,40,720
ESIS-2022 RSU 010	May 14, 2022	20,00,00,000	1.00	1,98,060	-	1,91,670	1,17,060	73,820	6,390	-	3,09,520
ESIS-2022 RSU 011	May 14, 2022	20,00,00,000	1.00	15,000	-	15,000	30,000	-	-	-	30,000
ESIS-2022 RSU 012	May 14, 2022	20,00,00,000	1.00	-	1,714	1,714	-	-	-	-	3,428
ESIS-2022 RSU 013	May 14, 2022	20,00,00,000	1.00	-	1,12,97,860	-	-	1,210	2,09,940	-	1,10,86,710



Schemes	Date of Shareholders Approval	Total No of Options/Units Approved*	Grant Price*	Options/Units Opening balance	Options, Units Granted / Options, Units Reinstated	Bonus Options Granted	Options/Units Vested	Options/Units Exercised & Shares Allotted	Options/Units Forfeited	Options/Units Lapsed	Total Options/Units in Force as on March 31, 2026
ESIS-2022 RSU 014	May 14, 2022	20,00,00,000	1.00	-	7,83,930	-	-	-	3,440	-	7,80,490
ESIS-2022 RSU 015	May 14, 2022	20,00,00,000	1.00	-	2,550	-	-	-	320	-	2,230
ESIS-2022 RSU 016	May 14, 2022	20,00,00,000	1.00	-	2,640	-	-	-	2,640	-	-
ESIS-2022 RSU 017	May 14, 2022	20,00,00,000	1.00	-	12,760	-	-	-	-	-	12,760
Total				15,62,59,938	5,13,04,564	12,97,62,123	5,16,87,026	6,41,06,893	53,21,655	22,14,339	26,56,83,738

Note: Each Option / Unit represents 1 (one) Equity share of ₹ 1 (one) each.

* Adjusted to the issue of Bonus shares in the ratio of 1:1, the record date for which was August 27, 2025.

Details of amount collected pursuant to exercise of Options/ Units during FY 2025-26

Options / Units Exercised	6,41,06,893
Amount of Share Capital Money Received	6,41,06,893.00
Amount of Share Premium Money Received	51,02,09,42,722.51
Amount of Perquisite Tax Collected	12,37,86,23,729.00
Total Amount Collected	63,46,36,73,344.51

Note: 1 (one) share of the face value of ₹ 1 (one) each is allotted on exercise of 1 (one) Employee Stock Option / Restricted Stock Unit

Vesting Requirements	The vesting requirements differ for various schemes, having a vesting period from one year to four years, except in case of death or permanent disablement of an employee.
Maximum Term of Options	The options vested under the ESOP Schemes shall lapse if the same are not exercised by the employee in the following manner: • Under ESOP Scheme 32 – 40: Within 2 (two) years from the respective dates of vesting. • Under ESOP Scheme 41 – 62: Within 4 (four) years from the respective dates of vesting. • Under RSU 001 – 017: Within 1 (one) year from the respective dates of vesting. • Under erstwhile HDFC Limited Schemes: Within 5 (five) years from the respective dates of vesting.
Source of shares	Primary
Variation in terms of ESOS	None

DETAILS OF OPTIONS GRANTED DURING THE FY 2025-26 TO CURRENT DIRECTORS, KEY MANAGERIAL PERSONNEL AND SENIOR LEADERSHIP TEAM AS ON MARCH 31, 2026

S.No.	Name	Grade	Final Grant
1	Abhijit Singh	CX	1,22,840
2	Ajay Agarwal[1][@][#]	CX	77,010
3	Anil Bhavnani[2][#]	CX	61,910
4	Anjani Kumar Rathor	CX	1,22,840
5	Arun Mediratta	CX	46,720
6	Arup Kumar Rakshit	CX	1,22,840
7	Arvind Vohra[#]	CX	1,47,770
8	Ashima Khanna Bhat	CX	1,47,770
9	Ashish Parthasarthy[#]	CX	1,22,840
10	Bhavesh Zaveri[3][$][@]	ED	1,38,542
11	Gourab Roy[#]	CX	1,22,840
12	Jimmy M Tata[#]	CX	1,47,770
13	Kaizad Maneck Bharucha[$][@]	DMD	6,23,651
14	N Srinivasan	CX	1,22,840
15	Nirav Vimal Shah[#]	CX	1,22,840
16	Prashant Ramesh Mehra	CX	1,22,840
17	Prasun Singh[4][#]	CX	75,690
18	Rakesh Kumar Rajput[#]	CX	81,870
19	Rakesh Singh[#]	CX	1,22,840
20	Ramesh Lakshminarayanan[#]	CX	1,47,770
21	Ravi Santhanam	CX	98,240
22	Ravi SSN	CX	61,910
23	Sameer Ratolikar[5][#]	CX	47,360
24	Sanjay John D Souza[6][#]	CX	1,22,840
25	Sanmoy Chakrabarti[#]	CX	90,690
26	Sashidhar Jagdishan[$][@]	MD	4,28,405
27	Srinivasa V Rangan[$][@]	ED	2,93,538
28	Srinivasan Vaidyanathan[@][#]	CX	1,11,140
29	Sudhir Kumar Jha[#]	CX	1,22,840
30	Suketu Kapadia[#]	CX	97,398
31	Sumant Vinay Rampal[#]	CX	98,240
32	Sundaresan M	CX	1,22,840
33	Vinayak Ravindra Mavinkurve[#]	CX	98,240
34	Vivek Jagdish Capoor	CX	73,200

[1]Ajay Agarwal was elevated as Group Head – Secretarial & Group Oversight with effect from April 1, 2025.

[2]Anil Bhavnani was elevated as Group Head – Transportation and Infrastructure Finance Group and was accordingly, identified as a Senior Management Person with effect from December 1, 2025.

[3]Bhavesh Zaveri ceased to be an Executive Director of the Bank w.e.f. close of business hours on April 18, 2026.

[4]Mr. Prasun Singh was elevated as Group Head – Ethics Office with effect from June 1, 2025.

[5]Sameer Ratolikar was elevated as Group Head – Chief Information Security Officer and was accordingly, identified as a Senior Management Person with effect from December 1, 2025.

[6]Mr. Sanjay D'Souza, Group Head-Business Banking, Emerging and Micro Enterprises Group was included as part of the Senior Management Person with effect from April 8, 2025.

[#]Senior Management Personnel

[$]Executive Director

[@]Key Managerial Personnel



i.	Other employees who receive a grant in any one year of share-linked instruments (employee stock options and restricted stock units) amounting to 5 % or more of share-linked instruments granted during that year	None
ii.	Identified employees who were granted share linked instruments, during any one year, equal to or exceeding 1 percent of the issued capital (excluding outstanding warrants and conversions)	None
iii.	Diluted Earnings Per Share (EPS) pursuant to the issue of shares on exercise of share linked instruments calculated in accordance with Accounting Standard (AS) - 20 (Earnings Per Share)	The diluted EPS of the Bank calculated after considering the effect of potential equity shares arising on account of exercise of share-linked instruments is Rs. 48.40
iv.	Where the company has calculated the employee compensation cost using the intrinsic value of the share-linked instruments, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the share linked instruments, shall be disclosed. The impact of this difference on profits and on EPS of the company shall also be disclosed	During the year, the compensation cost for share-linked instruments granted has been recognised basis the fair value of the share-linked instruments calculated based on the Black-Scholes model.
v.	Weighted average exercise prices and weighted average fair values of share-linked instruments shall be disclosed separately for share-linked instruments whose exercise price either equals or exceeds or is less than the market price of the stock share-linked instruments	The weighted average price of the stock options exercised is Rs. 634.70 and the weighted average fair value cost is Rs. 183.40 The weighted average price of the RSU's exercised is ₹ 1 and the weighted average fair value is Rs. 775.57
vi.	A description of the method and significant assumptions used during the year to estimate the fair value of share-linked instruments, at the time of grant including the following weighted average information:	The Bank calculated the fair value of share linked instruments at the time of grant, using Black-Scholes model with the following assumptions
	I. Risk-free interest rate	5.78 percent to 6.77 percent
	II. Expected life	1 to 8 years
	III. Expected volatility	15.98 percent to 26.42 percent
	IV. Expected dividends	0.75 percent to 1.43 percent
	V. The price of the underlying share in the market at the time of share linked instrument grant	For ESOS, the market price per share at the time of grant of options was ₹ 944.85 for ESOS 60, and ₹ 976.90 for ESOS 61, and ₹ 948.70 for ESOS 62 For RSU, the market price per share was ₹ 944.85 for RSU 012, ₹ 976.90 for RSU 013, RSU 014, RSU 015 and RSU 016 and ₹ 948.70 for RSU 017
	VI. The weighted average market price of Bank's shares on NSE at the time of share linked instruments grant	For ESOS, the weighted average market price at the time of grant was Rs. 947.49 for ESOS 60, and Rs. 974.66 for ESOS 61, and Rs. 954.45 for ESOS 62 For RSU, the weighted average market price was ₹ 947.49 for RSU 012, ₹ 974.66 for RSU 013, RSU 014, RSU 015 and RSU 016, and ₹ 954.45 for RSU 017
	VII. Method used and assumptions made to incorporate effects of expected early exercise	The Black-Scholes model is used to calculate the fair value of options at the time of grant.
	VIII. How expected volatility was determined, including explanation of the extent to which expected volatility was based on historical volatility	Stock expected volatility is completely based on GARCH volatility forecasting model using historical stock prices from the market.
	IX. Whether and how any other features of the share linked instrument grant were incorporated into the measurement of fair value, such as a market condition	Stock price and risk-free interest rate are variables based on actual market data at the time of share linked instrument valuation.

ANNEXURE 2 TO THE DIRECTORS' REPORT

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY (CSR) ACTIVITIES

1. Brief outline on CSR Policy of the Bank:

The CSR activities of the Bank are implemented under the aegis of 'Parivartan' which is the umbrella brand for all the Bank's social initiatives. Parivartan aims to bring about a transformation in the communities in which the Bank operates through multiple initiatives in the areas of Education, Skill training and livelihood enhancement, Health Care, Sports, Financial Literacy, Environmental Sustainability, Natural Resource Management and Rural Development. The Bank's programs are guided by CSR Policy duly approved by the Board which is driven by the vision of "Creating Sustainable Communities and conserving natural resources." The CSR policy and programs are aligned to comply with the requirements of Section 135 of the Companies Act, 2013 and are monitored by a board level committee.

2. Composition of CSR Committee:

Sr. No.	Name of Director	Designation/Nature of Directorship	Number of meetings of the CSR Committee held during the financial year 2025-26	Number of meetings of CSR Committee attended during the financial year 2025-26
1	Dr. (Mrs.) Sunita Maheshwari	Independent Director – Chairperson	6	6
2	Dr. (Mr.) Harsh Kumar Bhanwala	Independent Director	6	6
3	Mr. Santhosh Keshavan	Independent Director	6	6
4	Mrs. Renu Karnad	Non-Executive Non-Independent Director	6	6
5	Mr. Kaizad Bharucha	Deputy Managing Director	6	6

3. Web-link(s) where Composition of CSR Committee, CSR Policy and CSR Projects approved by the Board are disclosed on the website of the company.

   https://v.hdfc.bank.in/csr/our-commitment.html

4. Executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable.

   HDFC Bank's Corporate Social Responsibility (CSR) initiatives across rural development, education, livelihoods, entrepreneurship, youth skilling, natural resource management, and health and hygiene continue to drive meaningful social change by expanding opportunities for marginalized communities.

   In FY 2025–26, the Bank completed 156 mandatory Impact Assessment studies in line with the requirements of the CSR Rules. These projects span diverse geographies across India and reflect the breadth of the Bank's social investments.

Breakdown of Projects Assessed:

- **66 Rural Development projects,** including interventions focused on holistic community development by creating livelihood opportunities, agriculture, and local ecosystem strengthening.

- **25 Livelihood and Agriculture projects,** supporting income enhancement, capacity building, and sustainable agricultural practices.

- **20 Education projects**, including school infrastructure improvements, scholarships for meritorious students, and teacher training programmes.

- **16 Youth Skilling projects,** aimed at improving employability through vocational and technical training.

- **16 Enterprise Development projects,** strengthening small and microentrepreneurs through training, market linkages, and financial literacy.



- **7 Health and Hygiene projects,** assessing the impact of health facility upgrades, drinking water systems, and sanitation infrastructure.

- **3 Renewable Energy projects and 3 Water Resource Management projects**, reflecting the Bank's commitment to environmental resilience and sustainable community assets.

These evaluation studies have generated valuable evidence on the effectiveness of HDFC Bank's CSR initiatives. The insights derived from the assessments contribute to continuous learning, enhanced programme design, and improved implementation strategies, ensuring that the Bank's social investments remain impactful, transparent, and responsive to community needs.

The weblink of the Impact assessment report is https://v.hdfc.bank.in/csr/our-commitment.html

All amounts in INR crore rounded off.

5. a) Average net profit of the company as per sub-section (5) of section 135: **INR 65,631.93 Cr**

    b) Two percent of average net profit of the company as per sub-section (5) of section 135: **INR 1,312.64 Cr**

    c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years: **INR 0.32 Cr**

    d) Amount required to be set-off for the financial year, if any: **Nil**

    e) Total CSR obligation for the financial year [(b)+(c)-(d)]: **INR 1,312.96 Cr**

6. a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project): **INR 1,277.14 Cr**

    b) Amount spent in Administrative Overheads: **INR 29.28 Cr**

    c) Amount spent on Impact Assessment, if applicable: **INR 9.76 Cr**

    d) Total amount spent for the Financial Year [(a)+(b)+(c)]: **INR 1,316.18 Cr**

    e) CSR amount spent or unspent for the Financial Year:

Total Amount Spent for the Financial Year. (in Rs. Cr)	Amount Unspent (in ₹)				
	Total Amount transferred to Unspent CSR Account as per sub-section (6) of section 135.		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of section 135.		
	Amount.	Date of transfer.	Name of the Fund	Amount.	Date of transfer.
1,316.18	0	NA	NA	NA	NA

(b) Excess amount for set-off, if any:

Sr. No.	Particular	Amount (in Rs. Cr rounded off)
(i)	Two percent of average net profit of the company as per sub-section (5) of section 135	1,312.64
(ii)	Total amount spent for the Financial Year	1,316.18
(iii)	Excess amount spent for the Financial Year [(ii)-(i)]	3.54
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous Financial Years, if any	0.32
(v)	Amount available for set off in succeeding Financial Years [(iii)-(iv)]	3.22

7. Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years: **NA**

1	2	3	4	5	6		7	8
Sr. No.	Preceding Financial Year(s)	Amount transferred to Unspent CSR Account under sub- section (6) of section 135(in ₹)	Balance Amount inUnspent CSR Account under sub- section (6) of section 135 (in ₹)	Amount Spent in the FinancialYear (in Rs)	Amount transferred to aFund as specified under Schedule VII as per second proviso to sub- section (5) of section 135,if any		Amount remaining to be spent in succeeding Financial Years(in ₹)	Deficiency ifany
					Amount in (₹)	Date of Transfer		

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

   ✓ Yes   ◯ No

   If Yes, enter the number of Capital assets created/ acquired.　　　2

   Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

Sr. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pincode of the property or asset(s)	Date of creation	Amount of CSR amount spent (in ₹)	Details of entity/ Authority/ beneficiary of the registered owner		
(1)	(2)	(3)	(4)	(5)	(6)		
					CSR Registration Number, if applicable	Name	Registered Address
1	Electric Vehicle (EV) Garbage Collection Auto / Mini Truck	600003	01-12-2025	19,11,000.00	NA	Greater Chennai Municipal Corporation	Ripon Building, Poonamallee High Road, Chennai, Tamil Nadu
2	4 Traveller T1 Ambulances (Shell) 3350 BSVI.2 9+D+P PS ABS	171001; 177033; 176110; 176045	01-01-2026	92,11,044.02	NA	One Government Hospital, Kangra; Three Government Hospitals, Hamirpur	Dehra tehsil, Kangra district; Nandaun tehsil, Sujanpur tehsil & Bhoranj tehsil, Hamirpur district

Note: We have disclosed only the capital assets created / acquired by the Bank itself (i.e., invoice is in the name of the Bank). The assets created / acquired by Implementing Agency (IA)where project directly belongs to creation / acquisition is disclosed in the following link: https://v.hdfc.bank.in/csr/our-commitment.html. Further, none of the capital assets created / acquired out of CSR funds, directly by Bank or by IA / other beneficiary have been capitalized in the books of accounts of the Bank and all the expenses have been debited to CSR expenditure in Profit & Loss Statement.

9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub- section (5) of section 135. NA

<table>
<tr><td align="center">Sashidhar Jagdishan
Managing Director and Chief Executive Officer</td><td align="center">Sunita Maheshwari
Chairperson of CSR & ESG Committee</td></tr>
</table>



ANNEXURE 3 TO THE DIRECTORS' REPORT

Additional information to consolidated accounts pursuant to Schedule III of the Companies Act, 2013

(₹ crore)

Name of entity	Net assets as of March 31, 2026		Profit or (loss) for the year ended March 31, 2026	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	92.51%	562,900.91	94.26%	74,671.29
Subsidiaries:				
HDB Financial Services Limited*	3.44%	20,943.97	3.10%	2,458.73
HDFC Life Insurance Company Limited (Consolidated)*[1]	2.92%	17,748.52	2.37%	1,873.69
HDFC Asset Management Company Limited (Consolidated)*[2]	1.52%	9,230.40	3.61%	2,855.50
HDFC ERGO General Insurance Company Limited*	0.92%	5,615.38	0.97%	769.29
HDFC Securities Limited (Consolidated)*[3]	0.59%	3,578.76	1.16%	919.14
HDFC Capital Advisors Limited*	0.10%	588.91	0.18%	141.10
HDFC Sales Private Limited*	0.05%	329.51	0.07%	56.28
Griha Pte Limited	0.01%	40.37	(0.01%)	(4.48)
Griha Investments	0.00%	6.00	(0.00%)	(1.53)
HDFC Trustee Company Limited*	0.00%	4.59	0.00%	0.71
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.11%	661.79	(0.10%)	(76.93)
Minority Interest	3.68%	22,384.96	4.03%	3,193.49
Inter-company adjustments	(5.85%)	(35,589.64)	(9.64%)	(7,636.82)
Total	**100.00%**	**608,444.43**	**100.00%**	**79,219.46**

*The subsidiaries are Indian entities.
**Consolidated net assets are total assets minus total liabilities.

1. HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited.

2. HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.

3. HDFC Securities Limited (Consolidated) includes details of its wholly owned Indian subsidiary – HDFC Securities IFSC Limited.

ANNEXURE 4 TO THE DIRECTORS' REPORT

STATEMENT OF DISCLOSURE OF REMUNERATION UNDER SECTION 197 OF THE COMPANIES ACT, 2013 AND RULE 5(1) OF THE COMPANIES (APPOINTMENT AND REMUNERATION OF MANAGERIAL PERSONNEL) RULES, 2014

1. Ratio of Remuneration of each director to the median employees' remuneration for the FY 2025-26

Name and Designation	Ratio
Mr. Atanu Chakraborty, Part-time Chairman and Independent Director@	19.50 : 1
Mr. Keki Mistry, Interim Part-Time Chairman and Non-Executive (Non-Independent) Director	11.82 : 1
Mr. M.D. Ranganath, Independent Director	22.91 : 1
Mr. Sandeep Parekh, Independent Director	27.27 : 1
Dr. (Mrs.) Sunita Maheshwari, Independent Director	13.61 : 1
Mrs. Lily Vadera, Independent Director	18 .00: 1
Dr. (Mr.) Harsh Kumar Bhanwala, Independent Director	19.82 : 1
Mr. Santhosh Keshavan, Independent Director	12.73 : 1
Mrs. Renu Karnad , Non-Executive (Non-Independent Director)	20.55 : 1
Mr. Sashidhar Jagdishan, Managing Director & CEO*	155.95 : 1
Mr. Kaizad Bharucha, Deputy Managing Director*	154.33 : 1
Mr. Bhavesh Zaveri, Executive Director*	95.49 : 1
Mr. V. Srinivasa Rangan, Executive Director*	148.28 : 1

*In case of Managing Director & CEO, Deputy Managing Director and Executive Directors, the Bank has considered the annualised fixed pay effective April 1, 2025 for the computation of ratios. Fixed pay includes - salary, allowances, retiral benefits as well as value of perquisites as approved by the Reserve Bank of India. Variable Pay has been excluded from the same.

For the Directors other than Managing Director & CEO, Deputy Managing Director and Executive Directors, the actual remuneration paid during FY 2025-26 has been considered while calculating the ratio of remuneration to the median employees' remuneration.

@ Mr. Atanu Chakraborty resigned as Part-time Chairman and Independent Director w.e.f. March 18, 2026.

2. Percentage increase in remuneration of each Director and Key Managerial Personnel in the FY 2025-26

Designation	Percentage Increase
Mr. Sashidhar Jagdishan, Managing Director & CEO*	3.22%
Mr. Kaizad Bharucha, Deputy Managing Director *	5.12%
Mr. Bhavesh Zaveri, Executive Director *	3.22%
Mr. V. Srinivasa Rangan, Executive Director *	5.25%
Mr. Srinivasan Vaidyanathan, Chief Financial Officer	9.37%
Mr. Ajay Agarwal, Company Secretary, Group Head - Secretarial & Group Oversight@	46.04%

* The percentage increase in Annualized Fixed Pay represents the growth from the Fixed Pay effective April 1, 2024 to the Fixed Pay effective April 1, 2025.

The remuneration for the Managing Director, Deputy Managing Director and Executive Directors for performance in FY 2024-25, effective April 1, 2025 was approved by the RBI vide their letter dated December 02, 2025.

@ 46.04% increment is due to (1) elevation to the grade of Group Head with effect from April 1, 2025; and (2) adjustments affecting Fixed and Variable pay components in view of RBI Guidelines applicable to Risk and Control functions.

Non-executive / Independent Directors:



Pursuant to the Reserve Bank of India (Commercial Banks - Governance) Directions, 2025, the Non-Executive Directors of the Bank, other than the Part-time Chairman, were paid compensation in the form of fixed remuneration of Rs. 30,00,000 (Rupees Thirty Lakhs Only) each for financial year 2025-26. This was in addition to the sitting fees paid and expenses incurred for attending the Board and Committee meetings, details of which are provided in Report on Corporate Governance.

Further, as approved by RBI, Mr. Atanu Chakraborty, Part-time Chairman and Independent Director of the Bank, was entitled to a fixed remuneration of Rs. 50,00,000 (Rupees Fifty Lakhs Only) for the financial year 2025-26. Since Mr. Chakraborty resigned as Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026, such fixed remuneration was paid to him on a proportionate basis. In addition, Mr. Chakraborty was paid sitting fees for attending the Board and Committee meetings and provision of a car for official and personal use up to the date of cessation of his office i.e. March 18, 2026.

3. **Percentage Increase in the median remuneration of employees in the FY 2025-26**

The percentage increase in median remuneration of employees in the FY 2025-26 was 11.43%. This includes front line sales and overseas staff. This includes only fixed pay.

4. **The number of permanent employees on the rolls of the Bank**

As of March 31, 2026, the number of permanent employees on the rolls of the Bank was 2,11,178.

5. **Average percentage increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentage increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration.**

The average percentage increase for Key Managerial Personnel: 12.03%*

The average percentage increase for Non-Managerial Staff: 6.98%

The average percentage increase in the salaries is inclusive of front-line sales and overseas staff and is primarily on account of annual fixed pay increase and promotions.

*The average percentage increase includes Whole Time Directors, Chief Financial Officer and Company Secretary. Mr. Ajay Agarwal, Company Secretary and Group Head – Secretarial & Group Oversight, was promoted to Group Head position with effect from April 1, 2025.The percentage increase in Fixed Pay for Mr. Ajay Agarwal, as stated above, is calculated by comparing his Fixed Pay as of March 31, 2025, and March 31, 2026.

6. **Affirmation that the remuneration is as per the remuneration policy of the company:**

Yes

ANNEXURE 5 TO THE DIRECTORS' REPORT

FORM NO. MR-3
SECRETARIAL AUDIT REPORT
FOR THE FINANCIAL YEAR ENDED MARCH 31, 2026
[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule 9 of the Companies
(Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
HDFC BANK LIMITED
CIN: L65920MH1994PLC080618

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **HDFC Bank Limited** (hereinafter called 'the Bank'). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Bank's books, papers, minute books, forms and returns filed and other records maintained by the Bank and also the information provided by the Bank, its officers, agents and authorized representatives during the conduct of Secretarial Audit, we hereby report that in our opinion, the Bank has, during the audit period covering the financial year ended **March 31, 2026** complied with the statutory provisions listed hereunder and also that the Bank has proper Board-processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Bank for the financial year ended March 31, 2026 according to the provisions of:

i. The Companies Act, 2013 ('the Act') and the Rules made thereunder;

ii. The Securities Contracts (Regulation) Act, 1956 and the Rules made thereunder;

iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'): -

a. The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

b. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

c. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

d. The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

e. The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

f. The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

g. The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 2025[#];

h. The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021[#];

i. The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018[#];

j. The Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

k. The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

l. The Securities and Exchange Board of India (Bankers to an Issue) Regulations, 1994;



m.	The Securities and Exchange Board of India (Custodian) Regulations, 1996;

n.	The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019; and

o.	The Securities and Exchange Board of India (Intermediaries) Regulations, 2008.

 # The Regulations or Guidelines, as the case may be were not applicable to the Bank for the period under review.

The list of Acts, Laws and Regulations specifically applicable to the Bank are given below:

vi.	The Banking Regulation Act, 1949 read with applicable circulars/notifications/guidelines issued by the Reserve Bank of India from time to time.

We have also examined compliance with the applicable clauses of the Secretarial Standard 1 and 2 issued by The Institute of Company Secretaries of India.

During the period under review, the Bank has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above, to the extent applicable except in some of the instances where procedural variances were noted in secretarial processes. However, the Bank has taken appropriate measures, resulting in an improvement over the audit period.

We further report that there have been instances where the Reserve Bank of India have imposed penalties and the same has been paid by the Bank.

We further report that –

The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act. Further, following the resignation of Mr. Atanu Chakraborty, Part-time Chairman of the Bank with effect from March 18, 2026, Mr. Keki Mistry, Non-executive, Non-Independent Director has been appointed as the Interim Part-time Chairman of the Bank for a period of 3 months with effect from March 19, 2026.

Adequate notice was given to all directors to schedule the Board and Committee Meetings, agenda and detailed notes on agenda were sent at least seven days in advance for meetings other than those held at shorter notice and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

During the period under review, decisions were carried through and no dissenting views were observed, while reviewing the minutes.

We further report that there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period, the Bank has undertaken the following events / actions –

1.	Members' approval was obtained at the 31st Annual General Meeting ('AGM') held on August 08, 2025 for borrowing/ raising of funds by issue of Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I Capital) and Tier II Capital Bonds through private placement basis for an amount in aggregate not exceeding Rs. 60,000 crore.

2.	Members' approval was obtained on August 21, 2025 through postal ballot for:

a.	increase in authorised share capital of the Bank and consequential alteration to the capital clause of the Memorandum of Association.

b.	issuance and allotment of bonus equity shares of Re. 1 each in the proportion of 1:1 i.e., 1(One) bonus equity share for every 1(One) existing fully paid up equity share held by the members of the Bank as on record date i.e., August 27, 2025.

3.	The Bank has redeemed 11,03,260 unsecured Bonds/ Debentures aggregating to Rs. 29,911 crore.

4.	The Bank has allotted 6,41,06,893 Equity shares under its Employee Stock Option Schemes/ Restricted Stock Units Scheme.

For **Bhandari & Associates**
Company Secretaries
Unique Identification No.: P1981MH043700
Peer Review Certificate No.: 6157/2024

Manisha Maheshwari
Partner
FCS No.: 13272; C P No.: 11031
Mumbai | April 06, 2026
ICSI UDIN: F013272H000016440

This report is to be read with our letter of even date which is annexed as Annexure 'A' and forms an integral part of this report.

'Annexure A'

To,
The Members,
HDFC BANK LIMITED
CIN: L65920MH1994PLC080618

Our Secretarial Audit Report for the financial year ended **March 31, 2026** of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Bank. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.

4. Where ever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.

5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.

6. The Secretarial Audit report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank.

For **Bhandari & Associates**
Company Secretaries
Unique Identification No.: P1981MH043700
Peer Review Certificate No.: 6157/2024

Manisha Maheshwari
Partner
FCS No.: 13272; C P No.: 11031

Mumbai | April 06, 2026
ICSI UDIN: F013272H000016440



ANNEXURE 6 TO THE DIRECTORS' REPORT

Disclosure for complaints and grievance redressal

Summary information on complaints received by bank from customers and from the Offices of Ombudsman (previously office of banking ombudsman)

Sr. No	Particulars	March 31, 2026	March 31, 2025
	Complaints received by the Bank from its customers		
1	Number of complaints pending at beginning of the year	16,306	14,232
1.1	Additional Number of complaints pending at beginning of the year due reclassification of query to complaints as per the communication received by RBI in FY 24-25.	426	NA
2	Number of complaints received during the year	6,27,805	4,57,466
3	Number of complaints disposed during the year	6,23,628	4,55,392
3.1	Of which, number of complaints rejected by the Bank*	1,70,899	1,50,965
4	Number of complaints pending at the end of the year	20,909	16,306
	Maintainable complaints received by the bank from Office of Ombudsman		
5	Number of maintainable complaints received by the bank from Office of Ombudsman	18,381	13,578
5.1	Of 5, number of complaints resolved in favour of the bank by Office of Ombudsman	9,399	6,515
5.2	Of 5, number of complaints resolved through conciliation / mediation / advisories issued by Office of Ombudsman	8,982	7,063
5.3	Of 5, number of complaints resolved after passing of Awards by Office of Ombudsman against the bank	NIL	NIL
6	Number of Awards unimplemented within the stipulated time (other than those appealed)	NIL	NIL

Note: Maintainable complaints refer to complaints on the grounds specifically mentioned in Integrated OmbudsmanScheme, 2021 (Previously Banking Ombudsman Scheme, 2006) and covered within the ambit of the Scheme.

*Total cases referred to Internal Ombudsman (IO) was 1,84,502 cases (previous year: 1,65,081 cases) of which 1,70,899 cases (previous year: 1,50.965 cases) were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2026	March 31, 2025
A	Total number of complaints	9,51,222	7,25,047
B	Complaints redressed by the Bank within one working day / duplicate complaints	3,23,417	2,67,581
C	**Net Reportable Complaints (A - B)**	**6,27,805**	**4,57,466**

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2026:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Includes cases reclassified as complaint pertaining to FY 25	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days*
1	2	2.a	3	4	5	6
ATM / Debit Cards	3,467	38	1,45,935	22%	3,718	66
Credit Cards	3,839	118	1,43,894	24%	4,230	0
Internet / Mobile / Electronic Banking	3,160	231	1,71,092	71%	5,592	9
Loans and advances	3,927	0	87,341	35%	4,717	5
Account opening / difficulty in operation of accounts	386	0	30,519	45%	748	1
Others	1,527	39	49,024	38%	1,904	24
Total	**16,306**	**426**	**6,27,805**	**37%**	**20,909**	**105**

*All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2025:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days*
1	2	3	4	5	6
ATM / Debit Cards	3,013	1,19,694	(17%)	3,467	218
Credit Cards	2,565	1,16,242	23%	3,839	3
Internet / Mobile / Electronic Banking	2,910	1,00,306	(11%)	3,160	21
Loans and advances	3,981	64,833	(13%)	3,927	6
Account opening / difficulty in operation of accounts	327	20,986	(14%)	386	1
Others	1,436	35,405	3%	1527	29
Total	**14,232**	**4,57,466**	**(6%)**	**16,306**	**278**

*All these cases were pending within the stipulated turnaround time (TAT) of the Bank.



CERTIFICATE ON CORPORATE GOVERNANCE

To,
The Members,
HDFC Bank Limited

We have examined the compliance of conditions of Corporate Governance by **HDFC Bank Limited** ('the Bank'), having CIN: L65920MH1994PLC080618 for the financial year ended March 31, 2026, as stipulated in chapter IV of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ['Listing Regulations'].

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the Financial Statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as specified in chapter IV of the Listing Regulations.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the Management has conducted the affairs of the Bank.

For **Bhandari & Associates**
Company Secretaries

Unique Identification No.: P1981MH043700
Peer Review Certificate No.: 6157/2024

Manisha Maheshwari
Partner
FCS No: 13272; C P No.: 11031
ICSI UDIN: F013272H000645508

Date: June 18, 2026
Place: Mumbai

CERTIFICATE UNDER SEBI LISTING REGULATIONS

To,
The Members,
HDFC Bank Limited

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of **HDFC Bank Limited** having Corporate Identity Number (CIN) : L65920MH1994PLC080618 and having its registered office at HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400013, Maharashtra (hereinafter referred to as 'the Bank'), produced before us by the Bank for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with clause 10(i) of Para C of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications [including Directors Identification Number (DIN) status at the portal www.mca.gov.in] as considered necessary and explanations furnished to us by the Bank and its officers, we hereby certify that none of the Directors on the Board of the Bank as stated below for the financial year ended March 31, 2026 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs, or any such other Statutory Authority.

Sr. No.	Name of Director	DIN	Date of appointment in the Bank
1	Mr. Keki Mistry	00008886	30.06.2023
2	Mr. M. D. Ranganath	07565125	31.01.2019
3	Mr. Sandeep Parekh	03268043	19.01.2019
4	Dr. (Mrs.) Sunita Maheshwari	01641411	30.03.2021
5	Mrs. Lily Vadera	09400410	26.11.2021
6	Dr. (Mr.) Harsh Kumar Bhanwala	06417704	25.01.2024
7	Mr. Santhosh Keshavan	08466631	18.11.2024
8	Mrs. Renu Karnad	00008064	03.03.2020
9	Mr. Sashidhar Jagdishan	08614396	27.10.2020
10	Mr. Kaizad Bharucha	02490648	24.12.2013*
11	Mr. V. Srinivasa Rangan	00030248	23.11.2023
12	Mr. Bhavesh Zaveri	01550468	19.04.2023

The Board of Directors of the Bank, at its meeting held on December 24, 2013, approved the appointment of Mr. Kaizad Bharucha as an Executive Director with effect from December 24, 2013, and the said appointment was approved by Reserve Bank of India with effect from June 13, 2014.

Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Bank. Our responsibility is to express an opinion based on our verification. This certificate is neither an assurance as to the future viability of the Bank nor of the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For **Bhandari & Associates**
Company Secretaries
Unique Identification No.: P1981MH043700
Peer Review Certificate No.: 6157/2024

Manisha Maheshwari
Partner
FCS No.: 13272; C P No.: 11031
ICSI UDIN: F01327H000645475

Date: June 18, 2026
Place: Mumbai

REPORT ON CORPORATE GOVERNANCE

REPORT ON CORPORATE GOVERNANCE

Strong governance serves as a critical driver of organizational resilience, stakeholder confidence, and sustainable growth. In India, the governance ecosystem has evolved significantly, supported by progressive regulatory reforms and a growing alignment with global best practices. As regulators, investors, and communities increasingly look for transparency, accountability, and ethical leadership alongside financial performance, organizations are responding by strengthening their frameworks through enhanced board oversight and robust internal controls. This evolution is being further accelerated by digital innovation. Technology-enabled solutions for board governance, compliance management, and risk monitoring are enhancing operational effectiveness and traceability, enabling more agile, data-driven decision-making across the industry.

As India's governance ecosystem matures and regulatory expectations rise, the Bank remains committed to the continuous strengthening of its frameworks and transparency. The Bank is dedicated to fostering a culture rooted in ethics, accountability, and responsible conduct.

Philosophy on Code of Corporate Governance

Established as one of India's leading private sector banks following RBI approval in 1994, the Bank has been built on a foundation of fairness, efficiency, and effectiveness. This legacy of trust has only deepened through the Bank's strategic evolution. Three years following the merger of HDFC Limited into

the Bank, the Bank has seamlessly integrated HDFC Limited's deep home-loan expertise with its own scale, distribution, and technological prowess. This combined platform has significantly bolstered the Bank's capacity for large-scale infrastructure financing, reinforcing its commitment to nation-building and India's economic development.

As the Bank's role within the financial ecosystem expands, so does its focus on maintaining robust governance across the HDFC Bank Group. The Bank's business philosophy is anchored in five fundamental values: Operational Excellence, Customer Focus, Product Leadership, People and Sustainability. These principles guide the Bank's strategic direction from disciplined execution and client-centricity to fostering innovation, nurturing talent, and ensuring that the Bank's growth contributes positively to society and the environment.

To manage its increasing scale and complexity, the Bank has continuously strengthened its governance architecture and accelerated the digital agenda. This has enhanced control, improved accuracy, and provided end-to-end transparency in its approval workflows, aligning with evolving regulatory expectations for financial conglomerates.

The Bank's approach to governance is rooted in ethical leadership, robust internal controls, and a commitment to stakeholder expectations. This is evidenced by practices such as linking executive compensation to long-term performance and maintaining a vigilant whistleblower mechanism to safeguard transparency.



CORPORATE GOVERNANCE FRAMEWORK

- Shareholders
- Board of Directors
- Regulators

- Audit Committee
- Stakeholders' Relationship Committee
- Governance, Nomination & Remuneration Committee
- Risk Policy & Monitoring Committee
- CSR & ESG Committee
- Other Committees

- External and Internal Auditors
- Managing Director
- Whole-time Directors

Transparency and Accountability

The Bank upholds a robust culture of transparency and accountability, which serves as the foundation for its governance, disclosure practices, and stakeholder engagement. Guided by globally recognized standards, the Bank is committed to providing timely, accurate, and well-structured disclosures that not only ensures regulatory compliance but also fosters a culture of transparency and accountability, enabling stakeholders to make informed decisions.

Recently, certain viewpoints regarding the Bank's governance have surfaced in the public domain. The Bank reaffirms that its governance structure remains robust and firmly established and emphasizes its unwavering commitment to upholding the highest standards of transparency, accountability, and ethical conduct.

The Bank has also been the subject of adverse publicity often stemming from incomplete or misunderstood information. Towards this, the Bank wishes to state that it fosters a culture that emphasises honesty, objectivity, professional responsibility, and appropriate and timely dissemination of relevant information.

At the Bank, ethical considerations are embedded into its governance and operational practices, and are supported through regular awareness programmes, training initiatives, reporting mechanisms, and oversight processes. In case any employee's actions or decisions are found not in alignment with the Bank's expected standards of ethics and conduct, the Bank undertakes stringent and appropriate disciplinary measures to uphold its unwavering commitment to integrity and compliance.

Group Oversight Framework

The Bank has adopted a Group Oversight Framework **("the Framework")** to have effective oversight over its subsidiaries.

The Framework applies to the Bank and its subsidiaries that are consolidated in the Bank's financial statements, with the exception of entities where the Bank neither exercises significant control nor qualifies as a significant beneficial owner such as HDFC Mutual Fund, Alternative Investment Funds and Separately Managed Accounts managed or advised by HDFC Asset Management Company Limited and its international subsidiary.

The Framework establishes a defined structure for oversight and reporting across the Group. The Board of Directors of the Bank exercises overall oversight through periodic information reported by various stakeholders. This plays a pivotal role in upholding governance standards by ensuring consistent policies, rigorous oversight, and unified compliance practices across all subsidiaries. It also ensures a consistent approach to risk management, cyber-security, compliance and strategic alignment across all entities within the group.

ESG Principles

Environmental, Social, and Governance ("**ESG**") principles are deeply integrated into the Bank's long-term strategy and decision-making. The Bank recognizes that ESG is critical to strengthening risk management, operational discipline, and stakeholder value. To support this, the Bank has implemented a structured ESG governance framework. It comprises of an ESG Apex Council at management level and Board oversight through CSR & ESG Committee of the Board. Comprehensive details regarding this are mentioned elsewhere in the annual report.

Board of Directors

The composition of the Board of Directors of the Bank is in compliance with the requirements of the Companies Act, 2013, the Banking Regulation Act, 1949, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (**"SEBI Listing Regulations"**) and other applicable laws and regulatory requirements.

In the opinion of the Board, the Independent Directors continue to fulfil the criteria of independence as prescribed under Regulation 16(1)(b) of the SEBI Listing Regulations and Section 149(6) of the Companies Act, 2013, and are independent of the management of the Bank.



Each of the Directors of the Bank have confirmed that he/she is not disqualified or debarred from holding the office of director pursuant to any order of SEBI or any other competent authority. The Directors have also confirmed that neither they, nor any other company on which they serve as directors, has been identified as a wilful defaulter. Further, all Directors have confirmed compliance with the fit and proper criteria prescribed under the applicable regulatory framework. None of the Directors of the Bank is related to any other Director or Senior Management Personnel of the Bank.

As on the date of this report, the Board consists of 11 Directors.

Board Diversity by Gender



Male — 8
Female — 3

Board Average Tenure

5.28 years

Note : In terms of the Reserve Bank of India (Commercial Banks - Governance) Directions, 2025, a Bank cannot appoint or continue a Non-Executive Director beyond a maximum cumulative tenure of eight years. This cap is mandatory and is intended to ensure board independence and periodic refresh.

Details of the Board of Directors in terms of their directorships/memberships in committees of other public companies as at the date of this report are as under:

Sr. No	Category	Name of Director	Directorships on the Board of other companies*	Memberships in committees of other companies*
1.	Independent Directors	Mr. M. D. Ranganath	2	1
		Mr. Sandeep Parekh	-	-
		Dr. (Mrs.) Sunita Maheshwari	1	1
		Mrs. Lily Vadera	-	-
		Dr. (Mr.) Harsh Kumar Bhanwala	1(1)	1
		Mr. Santhosh Keshavan	-	-
2	Non-Executive (Non-Independent) Directors	Mr. Keki Mistry (Interim Part-time Chairman)	5(2)	5(3)
		Mrs. Renu Karnad	6(1)	6(1)
3	Executive Directors	Mr. Sashidhar Jagdishan (Managing Director and Chief Executive Officer)	-	-
		Mr. Kaizad Bharucha (Deputy Managing Director)	3	-
		Mr. V. Srinivasa Rangan	2	3

* The figures in brackets indicate chairpersonships.

Note: For the purpose of considering the limit of the directorships and committees on which the directors are members / chairpersons, all public limited companies (whether listed or not) have been included. Private companies, foreign companies, companies under Section 8 of the Companies Act, 2013, Partnership Firms, LLP, HUF, Sole Proprietorship and Association of Individuals (Trust, Society) have not been included. Further, chairpersonships / memberships of only the Audit and Stakeholders' Relationship Committee of public limited companies have been considered.

The number of directorships held by all Directors as well as their membership/chairmanship in committees are within the respective limits prescribed under the Companies Act, 2013 and SEBI Listing Regulations.

Appointment/ Cessation of Director(s)

The Bank has in place a Board approved Policy on Appointment and Fit and Proper Criteria for Directors, which provides the overarching framework for evaluating the continuation of an existing director as well as appointment of a new director. The Policy sets out, *inter alia*, the guiding principles and processes for assessing the qualifications, integrity, expertise, experience, track record and fit and proper status of persons proposed to be appointed on the Board. It also supports a structured and transparent approach to Board composition, with due regard to regulatory requirements, governance expectations and the overall needs of the Bank. The Policy is available on the Bank's website at *https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies*. In addition to this, the Bank also has a detailed Board approved process for the appointment/re-appointment of independent directors.

The Bank recognizes the importance of a diverse and balanced Board that brings together varied perspectives, skills, knowledge, experience and expertise. Such diversity supports informed and well-rounded decision-making, strengthens oversight, and contributes to the Bank's long-term strategic, business and governance objectives. In considering appointments and re-appointments, the Bank seeks to maintain an appropriate mix of executive and non-executive Directors and ensures that the Board collectively possesses the range of competencies required to discharge its responsibilities effectively.

The Governance, Nomination and Remuneration Committee of Directors recommends to the Board the appointment/re-appointment of non-executive and executive directors, subject to the approval of the shareholders and the RBI, where applicable. The re-appointment of non-executive directors is based on a detailed evaluation of their performance while new appointments are considered after assessing the Board's skill requirements and identifying areas of expertise and experience that would further strengthen the Board and enhance its overall effectiveness.

The terms and conditions of appointment of the independent directors, together with a sample letter of appointment, are available on the Bank's website at *https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/about-us/board-of-director/pdfs/terms-of-appointment-of-independent-directors.pdf*. This document sets out the role, duties, responsibilities and expectations from Independent Directors and provides clarity on the broad terms governing their appointment.

Change in Board Composition from April 1, 2025 till June 18, 2026

Sr. No.	Name of Director	Nature of Change	Effective Date	Terms
1	Mr. Atanu Chakraborty	Resigned as Part-time Chairman and Independent Director	March 18, 2026	Mr. Atanu Chakraborty tendered his resignation as the Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026. In his resignation letter he stated that certain happenings and practices within the Bank, that he had observed over last two years, were not in congruence with his personal values and ethics. Further he has confirmed that there are no other material reasons for his resignation other than those stated above.
				In this connection, the Board of Directors of the Bank at its meeting held on March 23, 2026, took a proactive step and approved the appointment of external law firms (domestic and international), to conduct review regarding Mr. Chakraborty's resignation letter.
				The said legal review was under progress as on the date of this report.
2	Mr. Keki Mistry	Appointed as an Interim Part-time Chairman	March 19, 2026	Pursuant to the approval of the Reserve Bank of India (**"RBI"**) on March 18, 2026, Mr. Keki Mistry was appointed as an Interim Part-time Chairman of the Bank with effect from March 19, 2026 for a period of 3 months. Further, the RBI vide its communication dated June 18, 2026, granted approval for the extension of tenure of Mr. Keki Mistry as an Interim Part-time Chairman of the Bank for a further period of 3 months until September 18, 2026 or till appointment of a regular Part-time Chairman, whichever is earlier.
3	Dr. (Mrs.) Sunita Maheshwari	Re-appointed as an Independent Director	March 30, 2026	Dr. (Mrs.) Sunita Maheshwari was re-appointed as an Independent Director for a term of 3 consecutive years with effect from March 30, 2026 till March 29, 2029 (both days inclusive), not liable to retire by rotation.



Sr. No.	Name of Director	Nature of Change	Effective Date	Terms
4	Mr. Bhavesh Zaveri	Retired as an Executive Director	April 18, 2026	Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank with effect from the close of business hours on April 18, 2026 on account of completion of tenure.
5	Mr. Kaizad Bharucha	Re-appointed as Deputy Managing Director	April 19, 2026	Mr. Kaizad Bharucha was re-appointed as Deputy Managing Director for a period of 3 consecutive years from April 19, 2026 till April 18, 2029 (both days inclusive) on the terms and conditions mentioned in the Postal Ballot Notice dated February 3, 2026.

The Board places on record its sincere appreciation for the wise counsel made by Mr. Chakraborty to the Bank during his association with the Bank. The Board also places on record its sincere appreciation for Mr. Zaveri's immense contribution to the Bank. His long, dedicated, and exemplary service has played a pivotal role in strengthening the Bank's institutional foundations, shaping its strategic direction, and supporting its sustained growth over the years.

Profile of Board of Directors

The profile of the Directors of the Bank is provided elsewhere in this Integrated Annual Report.

Responsibilities of the Board

The Board represents the interests of the Bank's stakeholders and is responsible for promoting sustainable long-term value creation through effective oversight and strategic guidance to management. Its mandate includes, *inter alia*, reviewing and guiding the Bank's strategic direction and business plans, monitoring corporate performance, upholding high standards of governance and ethical conduct, and ensuring that the Bank operates within a robust control environment. The Board also oversees the adequacy of risk management and mitigation measures, evaluates the effectiveness of internal financial controls, authorises and monitors strategic investments, facilitates succession planning for the Board and senior management and oversees regulatory compliance, environmental initiatives and corporate social responsibility activities.

The responsibilities of the Board also include promoting transparency and accountability in the Bank's engagement with its stakeholders, overseeing the performance and effectiveness of key executives and ensuring that the remuneration framework remains aligned with prudent risk-taking and the long-term interests of the Bank and its stakeholders. In discharging these responsibilities, the Board seeks to balance growth, stability and governance considerations in order to support the Bank's overall business objectives.

The Board, comprising a diverse, independent, and well-informed leadership, oversees management and safeguards long-term stakeholder interests. The Managing Director and Chief Executive Officer of the Bank is responsible for executing the strategy approved by the Board, driving business performance, and serving as the principal link between the Board and Management. This governance structure supports effective oversight while enabling timely execution of the Bank's strategic priorities.

All Board members ensure that responsibilities undertaken by them in other capacities do not conflict with, or otherwise impair, the discharge of their fiduciary duties as Directors of the Bank.

Directors & Officers' liability insurance

The Bank has in place a Directors' & Officers' liability insurance policy, which provides indemnity to its directors and employees in respect of liabilities incurred in the course of their duties.

A chart setting out the skills /expertise / competence of the Board of Directors

The Board comprises Directors with a wide range of skills, expertise and experience, which collectively contribute to effective stewardship of the Bank's affairs. The diversity of experience and perspective represented on the Board enhances the quality of deliberations, strengthens oversight and supports balanced and informed decision-making across strategic, governance and risk-related matters. The Board's composition is designed to ensure that it is equipped to discharge its responsibilities effectively in a dynamic and evolving business and regulatory environment.

The Bank has identified the core skills and areas of expertise considered necessary for the directors of the Bank, having regard to the nature, scale and complexity of its business and the responsibilities entrusted to the Board. These requirements span a broad range of parameters, including industry experience, technical and strategic competencies, and other relevant skills, so as to ensure that the Board as a whole possesses an appropriate mix of capabilities. The identification of such skills and expertise is undertaken in line with the relevant provisions of the Banking Regulation Act, 1949 and the circulars and guidelines issued by the RBI from time to time. The details of the core skills/expertise identified by the Bank are set out in the table below:



The Bank's Board is distinguished by a diverse array of skills and expertise spanning accountancy, agriculture and rural economy, banking, co-operation, economics, finance, law, small-scale industry, information technology, payment & settlement systems, human resources, risk management and business management. The Bank places strong emphasis on independence and inclusion, bringing together diverse perspectives, experiences, and capabilities that enrich Board deliberations. The Board's collective financial and industry expertise, complemented by a strong understanding of technology and digital transformation, enables effective decision-making, robust oversight, and enhanced accountability in an evolving business landscape. In addition, the Bank actively engages external experts and advisors to continuously strengthen and refine its governance practices. This collaborative approach reinforces strategic oversight and reflects enduring commitment to governance excellence.

11 Board of Directors

8 Business Management	3 Law
6 Risk Management	3 Information Technology
6 Finance	3 Small Scale Industry
5 Accountancy	2 Payment and settlement Systems
4 Banking	1 Co-operation
4 Economics	1 Agriculture and Rural Economy
4 Human Resources	

A tabular representation of the same is as below:

Skill Areas	Mr. M.D. Ranganath	Mr. Sandeep Parekh	Dr. (Mrs.) Sunita Maheshwari	Mrs. Lily Vadera	Dr. (Mr.) Harsh Kumar Bhanwala	Mr. Santhosh Keshavan	Mr. Keki Mistry	Mrs. Renu Karnad	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. V. Srinivasa Rangan
Accountancy	✓						✓	✓	✓		✓
Agriculture and Rural Economy					✓						
Banking				✓	✓				✓	✓	
Business Management	✓	✓	✓		✓		✓	✓	✓	✓	
Co-operation					✓						
Economics							✓	✓	✓		✓
Finance	✓				✓		✓	✓	✓		✓
Human Resources					✓		✓	✓			✓
Information Technology	✓					✓		✓			
Law		✓						✓			✓
Payment & Settlement Systems		✓		✓							
Risk Management	✓					✓	✓	✓		✓	✓
Small-Scale Industry			✓	✓	✓						



Board Meetings and Annual General Meeting (AGM)

Meetings of the Board are ordinarily held at the Bank's office in Mumbai. The meetings are generally scheduled well in advance and notice of each meeting is provided in writing to the Directors. The Directors endeavor to attend and participate in all Board meetings. In cases where a Director is unable to attend due to reasonable cause, leave of absence is sought and placed before the Board for its consideration. A video-conference (VC) facility is also made available to enable participation by Directors who are unable to attend the meeting physically.

The Board meets at least once in every quarter, *inter alia*, to review the quarterly performance and financial results of the Bank. Members of the Board, may, at any time, call for a Board meeting through the Company Secretary. In the event of urgent business requirements, approvals are also obtained by way of resolutions passed through circulation, as permitted under applicable law, which are thereafter placed before the Board for noting at the subsequent meeting.

The Company Secretary, in consultation with the Chairman, the Whole-Time Directors and the Group Heads, prepares a detailed agenda for the meetings. The Board is provided with the relevant information as required under applicable laws and regulations and agenda and explanatory notes are circulated sufficiently in advance through a digital platform. The Directors also have access to all information of the Bank and are free to recommend inclusion of any matter in the agenda for deliberation. The Chairman facilitates the discussions, guides the Board towards a consensus view and ensures that the decisions taken are appropriately recorded.

Senior management of the Bank is invited to attend the Board meetings to discuss matters relating to their respective business verticals and to provide additional inputs on the agenda items under consideration. At these meetings, the whole-time directors and senior management make presentations on a range of matters, including financial results, annual plans and business strategies, liquidity, cyber security and information technology, operational resilience and business continuity measures, customer grievances and the customer services framework, credit portfolio quality, key IT strategic initiatives, ESG and climate risk, Sustainable Livelihood Initiatives (SLI), compliance and risk management strategy, rewards strategy, Enterprise-Wide Risk Management (ERM) Framework, global macro environment, investor relations feedback and such other matters as may be relevant for the Board's oversight.

The minutes of each Board meeting are finalised and recorded in the minutes book in accordance with the applicable laws.

Following each Board meeting, the Bank has in place an established mechanism for communication and follow up on action points arising from the deliberations of the Board, and the status of such actions is periodically placed before the Board.

Directors are also encouraged to participate in relevant programs and seminars conducted by reputed external organizations and institutions to further enhance their knowledge and understanding of emerging business and regulatory and governance developments.

During the financial year under review, 21 Board meetings were held. The meetings were held on April 19, 2025, May 7, 2025, June 19, 2025, June 20, 2025, June 28, 2025, July 11, 2025, July 19, 2025, August 1, 2025, August 21, 2025, September 19, 2025, October 18, 2025, October 30, 2025, November 28, 2025, January 17, 2026, February 3, 2026, February 26, 2026, March 18, 2026, March 19, 2026, March 23, 2026, March 26, 2026 and March 27-28, 2026.

The Bank endeavors to ensure that the time gap between the approval of financial results by the Audit Committee and by the Board is kept to a minimum, in line with the requirements of the SEBI (Prohibition of Insider Trading) Regulations, 2015.

The attendance of the Directors at the aforesaid Board meetings and at the 31st Annual General Meeting ("AGM") held on August 8, 2025, is set out below:

Name of the Director	No. of Board Meetings held during the financial year*	No. of Board Meetings attended during the financial year	Attendance at last AGM (August 8, 2025)
Non-Executive (Independent) Directors			
Mr. Atanu Chakraborty[1]	17	17	Present
Mr. M. D. Ranganath	21	21	Present
Mr. Sandeep Parekh	21	21	Present
Dr. (Mrs.) Sunita Maheshwari	21	17	Present
Mrs. Lily Vadera	21	21	Present
Dr. (Mr.) Harsh Kumar Bhanwala	21	20	Present
Mr. Santhosh Keshavan	21	19	Present
Non-Executive (Non-Independent) Directors			
Mr. Keki Mistry	21	20	Present
Mrs. Renu Karnad	21	21	Present
Executive Directors			
Mr. Sashidhar Jagdishan	21	20	Present
Mr. Kaizad Bharucha	21	20	Present
Mr. Bhavesh Zaveri[2]	21	18	Present
Mr. V. Srinivasa Rangan	21	21	Present

*The maximum number of meetings that the director was eligible to attend during the financial year

[1] Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026.

[2] Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank with effect from the close of business hours on April 18, 2026.

Leave of absence was granted to the Directors who could not attend the concerned Board meeting(s).

The Board met on April 18, 2026 to, *inter alia*, approve the audited standalone and consolidated financial results of the Bank for the year ended March 31, 2026.

Composition of Committees of Directors, Terms of Reference and Attendance at the Meetings

In order to enable focused oversight and effective governance of the affairs of the Bank, the Board delegates specific matters to Committees of the Board constituted for this purpose. These Committees examine matters in greater detail, provide focused guidance within the scope of their respective charters and support informed decision making by the Board. These Committees also monitor activities falling within their remit and place their observations and recommendations before the Board at subsequent meetings.

During the year under review, there were no instances where the Board did not accept the recommendations of any of its Committee. This reflects the effective functioning of the Committee structure and the alignment of such recommendations with the Board's overall governance and oversight framework.

The composition and functioning of the Board committees are in compliance with the applicable provisions of the Companies Act, 2013, SEBI Listing Regulations and any other applicable directions and guidelines issued by RBI from time to time. The governance framework of these Committees is designed to ensure effective discharge of delegated responsibilities and continued regulatory compliance.



Composition of Committees of Directors as on the date of this Report is as follows:

Name of the Committee	Non-Executive Directors								Executive Directors		
	Mr. Keki Mistry	Mr. M.D. Ranganath	Mr. Sandeep Parekh	Dr. (Mrs.) Sunita Maheshwari	Mrs. Lily Vadera	Dr. (Mr.) Harsh Kumar Bhanwala	Mr. Santhosh Keshavan	Mrs. Renu Karnad	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. V.Srinivasa Rangan
Audit		Chairperson			Member	Member					
Governance, Nomination and Remuneration		Member	Member			Chairperson					
Stakeholders' Relationship	Chairperson		Member		Member			Member		Member	Member
CSR & ESG				Chairperson		Member	Member	Member		Member	
Risk Policy and Monitoring		Member	Member		Chairperson			Member	Member		
Fraud Monitoring					Member	Chairperson		Member	Member	Member	
Customer Service			Chairperson	Member					Member	Member	
Credit Approval			Member					Member		Member	
IT Strategy*		Member		Member			Chairperson		Member		Member
Review Committee for Wilful Defaulters' Identification		Member	Member						Chairperson		
Review Committee for Non-Cooperative Borrowers		Member	Member						Chairperson		
Premises			Member	Member				Chairperson			Member
Investments Strategy	Chairperson	Member	Member								
Committee for Resolution of NCLT Matters			Chairperson			Member				Member	Member

*Includes external IT consultant in addition to the above members.



Chairperson of the Committee   Member of the Committee

The Board at its meeting held on November 28, 2025, approved the constitution of Share Transfer and Allotment Committee, an executive level committee constituted to strengthen corporate governance practices by enhancing operational efficiency and ensuring timely processing of shareholder requests such as transmission, issuance of duplicate share certificates, etc. as well as allotment of shares arising from the exercise of Employee Stock Options and Restricted Stock Units.

Further, the Board at its meeting held on March 26, 2026 approved the constitution of a Special Committee of Independent Directors for Legal Review comprising of Mr. M. D. Ranganath, Mrs. Lily Vadera, Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Sandeep Parekh to provide oversight on the legal review with regard to statement referred to by Mr. Atanu Chakraborty in his resignation letter, by way of ensuring timely and comprehensive flow of relevant information between the Bank and External Law Firms, for enabling them in conducting the said legal review.

Brief Terms of Reference of Board Committees

Audit Committee

Brief Terms of Reference / Roles and Responsibilities

- Review and discuss with management and the independent auditor, the Bank's annual financial statements, interim financial statements, auditor's report thereon and all internal control reports before submission to the Board for approval, with particular reference to:
  o matters required to be included in the director's responsibility statement to be included in the board's report in terms of clause (c) of sub-section (3) of Section 134 of the Companies Act, 2013;
  o changes, if any, in accounting policies and practices and reasons for the same;
  o major accounting entries involving estimates based on the exercise of judgment by management;
  o significant adjustments made in the financial statements arising out of audit findings;
  o compliance with listing and other legal requirements relating to financial statements;
  o disclosure of any related party transactions;
  o modified opinion(s) in the draft audit report.
- Overseeing the Bank's compliances with legal and regulatory requirements.
- Overseeing the independent auditor's qualifications and independence.
- Overseeing the performance of the Bank's independent auditor and internal audit, compliance and vigilance functions.
- Overseeing the Bank's systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Bank.
- Reviewing the disclosure required by Section 303A.11 of NYSE Continued Listing Standards in Form 20-F.
- Review of modus operandi / findings of any internal investigations, quarterly analysis of suspected / actual frauds or irregularity reported by the bank, failure of internal control system of material nature, etc.
- Review of important guidelines, circulars, notifications / directions etc. issued by RBI, SEBI, MCA and other regulatory bodies and submission of compliance report to the Board at regular intervals.
- Review the functioning of the whistle blower mechanism.
- Establish, review, and update periodically a code of conduct for Directors and KMPs including Senior management and determine whether the Bank has established a system to enforce this code. Also, to determine whether the code is in compliance with all the applicable rules and regulations.
- Review of compliance with the Bank's Share Dealing Code and SEBI (Prohibition of Insider Trading) Regulations, 2015 and verify that the systems for internal control are adequate and are operating effectively.
- Grant of approval / omnibus approval for related party transactions as defined in the Board-approved 'Policy on Related Party Transactions' of the Bank and for their subsequent modifications, if any. Review and monitor the details of related party transactions entered into by the Bank pursuant to the omnibus approvals given.
- Recommend appointment/ reappointment, terms of appointment, compensation of the independent auditor and oversee the effectiveness and work performed by them for the purpose of preparing or issuing an audit report or related work.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala. All the members of the Committee are independent directors. Mr. M. D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are the members of Audit Committee having financial expertise.
Number of Meetings in FY 2025-26	16 (sixteen) - April 12, 2025, May 27, 2025, June 17, 2025, June 20, 2025, July 10, 2025, July 16, 2025, August 19, 2025, September 16, 2025, September 28, 2025, October 13, 2025, October 18, 2025, November 26, 2025, January 12, 2026, January 17, 2026, February 23, 2026 and March 12, 2026.



Framework for Those Charged With Governance

In accordance with the circular dated January 7, 2026 on "Effective Communication Between Statutory Auditors and Those Charged with Governance (TCWG), including Audit Committees" issued by the National Financial Reporting Authority, the Board, based on the recommendation of the Audit Committee and in consultation with the Joint Statutory Auditors, approved the Framework for Two-Way Communication between 'Those Charged with Governance' and Joint Statutory Auditors to ensure effective two-way communication between TCWG and the Joint Statutory Auditors.

The primary objective of the said framework is to establish a robust mechanism for effective, timely, and two-way communication between the Joint Statutory Auditors and TCWG and to improve audit quality, transparency, and the integrity of financial reporting. The framework clarifies roles and responsibilities, agenda, communications, documentation and escalation, so that TCWG can effectively oversee the financial reporting process, evaluate audit quality and enable the Auditors to effectively carry out the audit in compliance with the Auditing Standards and applicable guidance.

The Members of the Audit Committee and the Managing Director and Chief Executive Officer of the Bank have been identified as TCWG for the Bank.

Governance, Nomination and Remuneration Committee

Brief Terms of Reference / Roles and Responsibilities

- Formulating criteria for determining qualifications, positive attributes and independence of a director.
- Recommending to the Board of Directors, a policy relating to the remuneration of the directors, key managerial personnel, senior management and other employees.
- Specifying the manner and criteria for effective evaluation of performance of individual directors including independent directors, the Board and its Committees.
- Undertaking a process of due diligence for determining the suitability of any person for appointment/ re-appointment as a Director on the Board, inter alia with reference to their qualifications, experience, track record, integrity, expertise, confirming compliance with 'Fit and Proper' criteria and making suitable recommendations to the Board.
- Reviewing the compensation levels of the Bank's employees vis-a-vis other banks and the banking industry in general.
- Formulation and administration of the Bank's Employee Stock Options (ESOP) schemes, plans/ schemes for Restricted Stock Units (RSUs) and such other stock or stock-based incentive plans/schemes, including granting of ESOPs and RSUs and prescribing terms and conditions applicable to such instruments.
- Assisting the Board in relation to succession plan for the executive and non-executive directors as well as for senior management.
- Overseeing the implementation of the respective Codes of Conduct & Ethics Policy of the Bank established and approved by the Board, applicable to the Board members as well as all employees of the Bank.
- Overseeing and ensuring that the Bank adheres to the highest standards of governance, maintaining transparency, accountability and integrity in its operations and decision-making processes.
- Identifying persons who are qualified to become Whole-Time Directors, Non-Executive Directors, Senior Management Personnel and recommending their appointment/ re-appointment as well as remuneration, to the Board.

Capitals Impacted	Human capital
Stakeholders Impacted	Employees
Composition	Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh. All the members of the Committee are independent directors. Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank and thus ceased to be Member of the Committee with effect from March 18, 2026.
Number of Meetings in FY 2025-26	19 (nineteen) - April 18, 2025, May 3, 2025, June 16, 2025, June 19, 2025, June 30, 2025, July 3, 2025, July 18, 2025, August 20, 2025, September 8, 2025, September 18, 2025, October 16, 2025, October 29, 2025, November 27, 2025, January 16, 2026, February 3, 2026, February 25, 2026, March 9, 2026, March 18, 2026 and March 26, 2026.

Stakeholders' Relationship Committee

Brief Terms of Reference / Roles and Responsibilities

- Monitoring the grievances/complaints relating to transfer/transmission of shares, non-receipt of annual reports, non-receipt of dividend, issue of duplicate share certificates and new certificates on split/ consolidation / renewal, non-receipt of interest on debentures / bonds, etc.
- Reviewing and ratifying investor service requests relating to transmission, sub-division/ splitting and consolidation of securities certificate, issue of letter of confirmation, claim from unclaimed suspense account, and to consider requests for dematerialization and re-materialization of shares.
- Reviewing the measures taken for effective exercise of voting rights by shareholders and reviewing adherence to the service standards adopted in respect of various services being rendered by the Registrar & Share Transfer Agent.
- Reviewing the measures and initiatives taken by the Bank for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the Bank.
- Resolving grievances of debenture holders related to creation of charge, payment of interest/ principal, maintenance of security cover and any other covenants.
- Noting of allotment of shares to the employees of the Bank on exercise of stock options and any other incentive-based instrument(s) granted under the various Schemes of the Bank.

  Mr. Ajay Agarwal, Company Secretary and Group Head- Secretarial and Group Oversight is the Compliance Officer of the Bank in accordance with the SEBI Listing Regulations.

Capitals Impacted	Financial, Human, Social and Relationship capital
Stakeholders Impacted	Investors, Employees, Government and Regulatory Bodies
Composition	Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Mr. V. Srinivasa Rangan. Out of the total members, 2 members are independent directors.
Number of Meetings in FY 2025-26	5 (five) - April 12, 2025, July 15, 2025, October 13, 2025, November 12, 2025 and January 22, 2026.

CSR & ESG Committee

Brief Terms of Reference / Roles and Responsibilities

- Formulation of Bank's CSR and ESG Strategy, Policy and Goals and recommending to the Board the CSR Annual Action Plan.
- Identification of the areas of CSR activities and recommend to the Board the amount of CSR expenditure.
- Monitoring the Bank's CSR policy and performance.
- Reviewing the CSR projects / initiatives from time to time.
- Ensuring legal and regulatory compliance from a CSR viewpoint.
- Ensuring transparent monitoring mechanism for ensuring effective implementation of the CSR activities / projects.
- Formulate the Bank's ESG strategy, policy and goals and revision thereof, as may be required
- Ensuring reporting and communication to the Bank's stakeholders on the Bank's CSR.
- Monitoring the Bank's ESG Framework, strategy, goals and disclosures.

Capitals Impacted	Financial, Human, Natural, Social and Relationship capital
Stakeholders Impacted	Customers, Employees, Community, Investors, Employees, Suppliers, Government and Regulatory Bodies.
Composition	Dr. (Mrs.) Sunita Maheshwari (Chairperson), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Santhosh Keshavan, Mrs. Renu Karnad and Mr. Kaizad Bharucha. Out of the total members, 3 members are independent directors.
Number of Meetings in FY 2025-26	6 (six) - April 16, 2025, June 17, 2025, July 15, 2025, October 16, 2025, November 21, 2025 and January 8, 2026.



Risk Policy & Monitoring Committee

Brief Terms of Reference / Roles and Responsibilities

- Monitoring the compliance of risk parameters/aggregate exposures with the appetite set by the Board and ensuring that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank's capital level and methods are in place for monitoring compliance with internal risk management policies and processes.
- Ensuring that the Bank has a suitable framework for Risk Management and oversees the implementation of the risk management policy.
- Reviewing the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), stress testing policy & framework, Model Risk Management Policy, Group Risk Management Policy, Bank's exposure to Central Counterparties including exposures arising from trading through CCP and exposures arising from CCP membership obligations such as default fund contributions, outcome of Money Laundering and Terrorist Financing Risk Assessment and Proliferation Financing etc.
- Reviewing impaired credits and nature/quantum of material risks faced by the subsidiaries.
- Reviewing liquidity and interest rate risk limits and monitoring adherence to these limits/appetites.
- Reviewing the cyber security framework of the Bank, evaluating the probable risks associated with cyber security and ensuring that appropriate measures and procedures have been put in place to mitigate the same.

Capitals Impacted	Financial capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Mrs. Lily Vadera (Chairperson), Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. Out of the total members, 3 members are independent directors. Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank and thus ceased to be Member of the Committee with effect from March 18, 2026.
Number of Meetings in FY 2025-26	11 (eleven) - April 18, 2025, June 19, 2025, June 28, 2025, July 17, 2025, August 20, 2025, October 17, 2025, November 27, 2025, January 15, 2026, February 25, 2026, March 17, 2026 and March 25, 2026.

Fraud Monitoring Committee

Brief Terms of Reference / Roles and Responsibilities

- Identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same.
- Identifying the reasons for delay in detection, if any, reporting to top management of the Bank and RBI.
- Monitoring progress of CBI/ Police Investigation, and recovery position.
- Reviewing and monitoring cases of frauds, including root cause analysis, and suggesting mitigating measures for strengthening the internal controls, risk management framework and minimizing the incidence of frauds.
- Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time.
- Reviewing the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.
- Put in place other measures as may be considered relevant to strengthen preventive measures against commission of frauds.
- Monitoring and reviewing the Red Flag Accounts as and when they are classified as per the guidelines prescribed by the RBI.
- Monitoring the progress of mitigating steps taken by the Bank in case of electronic frauds and the efficacy of the same in containing fraud numbers and values.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. Out of the total members, 2 members are independent directors.
Number of Meetings in FY 2025-26	4 (four) - April 16, 2025, July 16, 2025, October 16, 2025 and January 15, 2026.

Customer Service Committee

Brief Terms of Reference / Roles and Responsibilities

- Oversees customer service policies which inter alia covers customer rights, grievance redressal, customer protection, customer compensation, cheque collection, customer acceptance, care and severance, comprehensive deposit, collection of dues and repossession of securities.
- Review of the customer service/customer care aspects in the bank once every six months.
- Monitoring the quality/ audit of services rendered to the customers of the Bank across channels & products and annual survey of depositor satisfaction.
- Review and obtain update on the working of the Internal Ombudsman.
- Supervising the Standing Committee on Customer Service and reviewing regulatory compliance to circulars impacting customer service.
- Under product appropriateness and suitability, reviewing and approving the fairness, appropriateness of fees and charges levied by the Bank.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Customers
Composition	Mr. Sandeep Parekh (Chairman), Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. Out of the total members, 50% are independent directors. Details of Re-constitution: Mr. Bhavesh Zaveri retired as an Executive Director of the Bank and thus ceased to be Member of the Committee with effect from close of business hours on April 18, 2026. Mr. Kaizad Bharucha was inducted as a Member of the Committee with effect from June 1, 2026.
Number of Meetings in FY 2025-26	4 (four) - June 18, 2025, August 18, 2025, November 26, 2025 and February 23, 2026.

Committee for Resolution of NCLT Matters

Brief Terms of Reference / Roles and Responsibilities

- Reviewing and deciding on requests/ requirements involving principal write-off of over ₹ 5 crores and up to ₹ 500 crores only for wholesale & SME accounts.
- Deciding on voting in favour or against a proposal submitted to the CoC/ lenders in relation to the above categories of loans, for and on behalf of the Bank.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors, Government and Regulatory Bodies
Composition	Mr. Sandeep Parekh (Chairman), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Kaizad Bharucha and Mr. V. Srinivasa Rangan. Out of the total members, 50% are independent directors.
Number of Meetings in FY 2025-26	2 (two) - June 20, 2025 and February 4, 2026.

Credit Approval Committee

Brief Terms of Reference / Roles and Responsibilities

- Evaluation and approval of credit appetite on borrower/counterparties proposed in credit appetite memorandum and product programs within the threshold ceilings in accordance with the Board approved Credit Polices and Procedure Manual, as amended from time to time.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Kaizad Bharucha. Out of the total members, 1 member is independent director.
Number of Meetings in FY 2025-26	30 (thirty) - April 11, 2025, April 29, 2025, May 26, 2025, June 11, 2025, June 18, 2025, June 24, 2025, July 15, 2025, July 28, 2025, August 8, 2025, August 23, 2025, September 12, 2025, September 23, 2025, September 27, 2025, September 30, 2025, October 3, 2025, October 13, 2025, November 5, 2025, November 8, 2025, November 27, 2025, December 11, 2025, December 17, 2025, December 19, 2025, December 26, 2025, December 29, 2025, January 19, 2026, January 22, 2026, January 30, 2026, February 20, 2026, March 16, 2026 and March 25, 2026.



IT Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

- Approving IT strategy and related policy documents and reviewing the same from time to time and ensuring that the management has put an effective strategic planning process in place.
- Approving the Bank's IT strategy and budget to ensure it aligns with the business needs and approving re-allocation of resources within IT to facilitate meeting priorities and business needs.
- Provide guidance on the review of third-party assessment outcomes, risks and compliance pertaining to IT outsourcing.
- Review the plans for managing IT Security and mitigating potential vulnerabilities and overseeing IT risks and controls and reviewing actions taken by the IT department to address such risks.
- Frame Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, Indian Banks' Association, etc. from time to time.
- Monitor the progress of achievement in digital transactions in line with the Bank's strategy and action plans.
- Exploring new opportunities for increasing the digital transactions of the Bank from time to time and providing necessary directions in implementing and improving high level of digitalization in Bank.

Capitals Impacted	Financial, Social, Relationship and Intellectual capital
Stakeholders Impacted	Investors, Customers, Government and Regulatory Bodies and Suppliers
Composition	Mr. Santhosh Keshavan (Chairman), Mr. M.D. Ranganath, Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan, Mr. V. Srinivasa Rangan and Prof. H. Krishnamurthy (external IT consultant). Majority of the Members are independent including Prof. H Krishnamurthy (external IT consultant). Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank and thus ceased to be Member of the Committee with effect from March 18, 2026.
Number of Meetings in FY 2025-26	7 (seven) - July 18, 2025, September 18, 2025, October 17, 2025, November 26, 2025, January 16, 2026, February 23, 2026 and March 25, 2026

Investments Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

- Exploring and evaluating feasibility of various monetization initiatives and potential opportunities in respect of investment/divestment in various subsidiary and/or group companies of the Bank, including but not limited to sale, divestment of equity stake, monetising investments under the process of Initial Public Offer or Further Public Offer or other strategies.
- Appointing merchant bankers / legal advisors / consultants and other agencies towards such exploration/ evaluation of potential investment/divestment opportunities, as it may deem fit.
- Reviewing progress, for the proposals approved by the Committee/Board of Directors or provide the relevant recommendations, if any, to the Board.

Capitals Impacted	Financial capital
Stakeholders Impacted	Investors
Composition	Mr. Keki Mistry (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh. Out of the total members, 2/3rd of the members are independent directors.
Number of Meetings in FY 2025-26	10 (ten) - April 15, 2025, May 27, 2025, May 31, 2025, June 1, 2025, June 9, 2025, June 11, 2025, June 12, 2025, June 14, 2025, June 19, 2025 and June 27, 2025. These meetings were primarily held for taking necessary decisions in relation to the listing of HDB Financial Services Limited.

Premises Committee

Brief Terms of Reference / Roles and Responsibilities

- Approving the acquisition and /or leasing/ leave & license including renewal of lease and leave & license, of any property / premises/ building/commercial & residential plot, as proposed by the Central Infrastructure Team of the Bank, for the purpose of setting up of Branch / Back Office/ ATM / Currency Chest / Residential Training Centre/ Storage / Godown/ Guest House, etc., as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the acquisition of residential premises for the eligible employees of the Bank on lease/ leave and license basis/ as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving any other acquisition of property / space, which is proposed by the Central Infrastructure Team of the Bank, as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the construction of office building, residential tower etc. on (freehold / leasehold) properties acquired by the Bank as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.
- Approving the divestment of Bank owned properties/ land parcel /flats, etc., not gainfully utilised.

Capitals Impacted	Financial and Manufactured capital
Stakeholders Impacted	Investors and Suppliers
Composition	Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari and Mr. V. Srinivasa Rangan. Out of the total members, 50% are independent directors.
Number of Meetings in FY 2025-26	7 (seven) - April 16, 2025, June 19, 2025, July 15, 2025, August 21, 2025, September 19, 2025, October 13, 2025 and January 15, 2026.

Review Committee for Willful Defaulters Identification

Brief Terms of Reference / Roles and Responsibilities

- Providing an opportunity for a personal hearing to the borrower / guarantor / promoter / director / persons who are in charge and responsible for the management of the affairs of the entity.
- In case the opportunity is not availed or if the personal hearing is not attended by the borrower/ guarantor/ promoter/ director / persons who are in charge and responsible for the management of the affairs of the entity, the Committee shall, after assessing the facts or material on record, including written representation, if any, consider the proposal of the Executive Identification Committee and take a decision.
- Passing a reasoned order and communication of the same to the wilful defaulter.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh Out of the total members, 2/3rd are independent directors. Mr. Bhavesh Zaveri retired as an Executive Director of the Bank and thus ceased to be Member of the Committee with effect from close of business hours on April 18, 2026.
Number of Meetings in FY 2025-26	NIL

Review Committee for Non-Cooperative Borrowers

Brief Terms of Reference / Roles and Responsibilities

- To review matters related to Non-Co-Operative Borrowers which are handled by the Internal Committee of Executives appointed for this purpose.

Capitals Impacted	Financial, Social and Relationship capital
Stakeholders Impacted	Investors and Customers
Composition	Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh.Out of the total members, 2/3rd are independent directors. Mr. Bhavesh Zaveri retired as an Executive Director of the Bank and thus ceased to be Member of the Committee with effect from close of business hours on April 18, 2026.
Number of Meetings in FY 2025-26	NIL

Detailed terms of reference of the above-mentioned committees are placed on the Bank's website at
https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies/charter-of-board-level-committees



Committee Meetings attended/held during the FY 2025-26

Sr. No	Name of the Director	Audit	Governance, Nomination and Remuneration	Stakeholders' Relationship	CSR & ESG	Risk Policy and Monitoring	Fraud Monitoring	Customer Service	Credit Approval	Premises	IT Strategy@	Investments Strategy	Committee for Resolution of NCLT Matters
1	Mr. Keki Mistry	-	-	5/5	-	-	-	-	-	-	-	10/10	-
2	Mr. M. D. Ranganath	16/16	19/19	-	-	11/11	-	-	-	-	7/7	10/10	-
3	Mr. Sandeep Parekh	-	19/19	5/5	-	11/11	-	3/4	30/30	7/7	-	10/10	2/2
4	Dr. (Mrs.) Sunita Maheshwari	-	-	-	6/6	-	-	4/4	-	5/7	7/7		-
5	Mrs. Lily Vadera	16/16	-	5/5	-	11/11	4/4	-	-	-	-	-	-
6	Dr. (Mr.) Harsh Kumar Bhanwala	16/16	19/19	-	6/6	-	4/4	-	-	-	-	-	2/2
7	Mr. Santhosh Keshavan	-	-	-	6/6	-	-	-	-	-	7/7	-	-
8	Mrs. Renu Karnad	-	-	5/5	6/6	11/11	4/4	-	29/30	7/7	-	-	-
9	Mr. Sashi Jagdishan	-	-		-	11/11	3/4	4/4	-	-	7/7	-	-
10	Mr. Kaizad Bharucha*	-	-	5/5	6/6	-	4/4	-	29/30	-	-	-	2/2
11	Mr. V. Srinivasa Rangan	-	-	5/5	-	-	-	-	-	7/7	7/7		2/2
12	Mr. Atanu Chakraborty**	-	18/18	-	-	9/10	-	-	-	-	6/6	-	-
13	Mr. Bhavesh Zaveri***	-	-	-	-	-	-	4/4	-	-	-	-	-

Leave of absence was granted to the concerned directors who could not attend the concerned Committee meetings.

**Mr. Kaizad Bharucha was appointed as a Member of the Customer Service Committee with effect from June 1, 2026.*

***Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026 and accordingly was eligible to attend meetings of the relevant Committees held till March 18, 2026.*

****Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank with effect from the close of business hours on April 18, 2026.*

@Committee includes an external IT consultant, Prof. H. Krishnamurthy as a permanent invitee.

No meeting of the Review Committee for Wilful Defaulters' Identification and Review Committee for Non-Cooperative Borrowers was held during the financial year 2025-26.

Meeting of the Independent Directors

The Independent Directors hold separate meetings, at such intervals as may be considered necessary, without the presence of the management of the Bank. In certain meetings, other Non-Executive Directors are also invited to participate as invitees. These meetings provide an opportunity to the independent directors to review and assess, *inter alia*, the performance of the Executive and other Non-executive Directors, the functioning of the Board as a whole and the effectiveness of the Committees of the Board, and to discharge such other responsibilities as may be required under the applicable legal and regulatory framework.

In the course of these meetings, apart from carrying out the performance evaluation, the Independent Directors assess and review the quality, adequacy and timeliness of the flow of information between the management of the Bank and the Board. During the year the Independent Directors noted that the information made available to the Board was comprehensive and timely and expressed its satisfaction that such information enabled meaningful deliberations and informed decision making.

During the year under review, the Independent Directors met 10 (ten) times on April 18, 2025, June 19, 2025, July 18, 2025, August 20, 2025, September 18, 2025, October 17, 2025, November 27, 2025, January 16, 2026, February 25, 2026 and March 26, 2026. All Independent Directors attended these Meetings except in the instances set out below where leave of absence was granted:

*   Dr. (Mrs.) Sunita Maheshwari could not attend the Independent Directors' meetings held on April 18, 2025, June 19, 2025, January 16, 2026 and February 25, 2026;

*   Mr. Santhosh Keshavan could not attend the Independent Directors' meetings held on April 18, 2025 and June 19, 2025.

Mr. Atanu Chakraborty resigned as a Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026 and accordingly was not eligible to attend the meeting held on March 26, 2026.

Remuneration of Directors

Whole-time Directors

The details of the remuneration paid to the Whole-time Directors during the FY 2025-2026 are as under:

(Amount in ₹)

Particulars	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha	Mr. Bhavesh Zaveri*	Mr. V. Srinivasa Rangan
Basic	3,30,90,088	3,59,69,339	2,02,17,301	4,02,64,800
Allowances and Perquisites	3,63,30,065	4,00,37,525	2,53,33,392	2,98,45,944
Provident Fund	39,70,812	43,16,340	24,26,076	48,31,776
Superannuation	49,63,512	53,95,404	30,32,592	60,39,708
Performance Bonus	7,28,96,302	8,56,97,468	2,01,85,037**	3,18,37,315
Number of stock options Granted	4,28,405	6,23,651	1,38,542	2,93,538

Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank with effect from the close of business hours on April 18, 2026 on account of completion of tenure.

**This includes cash bonus for previous year paid in FY 2025-26 for the performance as Executive Director (effective April 19, 2023) and Group Head.*



Notes:

1. Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Sashidhar Jagdishan in the FY 2025-26 is as follows:

    A) 50% of the cash variable pay for the Performance Year 2024-25 (Total cash variable pay approved by RBI was ₹ 5,34,73,096): ₹ 2,67,36,548. The same is in accordance with the RBI guidelines and was paid in January 2026.

    B) Tranche 1 of the deferred cash variable pay for the Performance Year 2023-24: ₹ 87,56,391 was paid in January 2026.

    C) Tranche 2 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 83,32,777 was paid in February 2026.

    D) Tranche 3 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 86,15,293 was paid in March 2026.

    E) Tranche 3 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 35,07,222 was paid in July 2025.

    F) Tranche 1 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 83,32,777 was paid in April 2025.

    G) Tranche 2 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 86,15,293 was paid in April 2025.

        Total Payout (A+B+C+D+E+F+G) = ₹ 7,28,96,302

2. Mr. Kaizad Bharucha, Deputy Managing Director (erstwhile Executive Director) was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Kaizad Bharucha in the FY 2025-26 is as follows.

    A) 50% of the cash variable pay for the Performance Year 2024-25 (Total cash variable pay approved by RBI was ₹ 6,13,68,177): ₹ 3,06,84,089. The same is in accordance with the RBI guidelines and was paid in January 2026.

    B) Tranche 2 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 68,45,311 was paid in February 2026.

    C) Tranche 3 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 61,75,225 was paid in March 2026.

    D) Tranche 1 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 68,45,311 was paid in April 2025

    E) Tranche 2 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 61,75,225 was paid in April 2025.

    F) Tranche 3 of the deferred cash variable pay for the Performance Year 2020-21: ₹ 58,66,667 was paid in April 2025

    G) 50% of the cash variable pay for the Performance Year 2023-24 (Total cash variable pay approved by RBI was Rs. 4,62,11,282): ₹ 2,31,05,641. The same is in accordance with the RBI guidelines and was paid in April 2025

        Total Payout (A+B+C+D+E+F+G) = ₹ 8,56,97,468

3. Mr. Bhavesh Zaveri, Executive Director (erstwhile Group Head and designated as Executive Director on April 19, 2023) was paid the following as part of cash variable pay. This would include payment received as part of deferred cash variable of previous years, post being designated as Executive Director as well as deferred cash variable pay for the period served as Group Head. Accordingly, the total cash variable pay paid to Mr. Bhavesh Zaveri in the FY 2025-26 is as follows.

    A) 50% of the cash variable pay for the Performance Year 2024-25 (Total cash variable pay approved by RBI was ₹ 2,34,06,301): ₹ 1,17,03,151. The same is in accordance with the RBI guidelines and was paid in January 2026 (Performance as Executive Director).

    B) Tranche 1 of the deferred cash variable pay for the Performance Year 2023-24: ₹ 43,93,271 was paid in January 2026 (Performance as Executive Director).

    C) Tranche 2 of the deferred cash variable pay for the Performance Year 2022-23: ₹ 13,29,724 was paid in September 2025 (Performance as Group Head).

    D) Tranche 3 of the deferred cash variable pay for the Performance Year 2021-22: ₹ 27,58,892 was paid in September 2025 (Performance as Group Head).

        Total Payout (A+B+C+D) = ₹ 2,01,85,037

4. Mr. V. Srinivasa Rangan, designated as Executive Director effective from November 23, 2023 was paid the following as part of cash variable pay in FY 2025-26:

A) 50% of the cash variable pay for the Performance Year 2024-25 (Total cash variable pay approved by RBI was ₹ 4,95,92,434): ₹ 2,47,96,217. The same is in accordance with the RBI guidelines and was paid in January 2026.

B) Tranche 1 of the deferred cash variable pay for the Performance Year 2023-24: ₹ 70,41,098 was paid in January 2026.

Total Payout (A+B): ₹ 3,18,37,315

Grant of Employee Stock Options to Directors

1. Mr. Sashidhar Jagdishan

Mr. Sashidhar Jagdishan was granted a total quantum of 4,28,405 employee stock options for the performance year 2024-25 on February 03, 2026. The same had been approved by the RBI vide letter dated December 02, 2025.

2. Mr. Kaizad Bharucha

Mr. Kaizad Bharucha was granted a total quantum of 3,63,239 employee stock options for the performance year 2024-25 on February 03, 2026. The same had been approved by the RBI vide letter dated December 02, 2025.

Mr. Bharucha was also granted a total quantum of 2,60,412 (adjusted for 1:1 bonus share issuance in August 2025) employee stock options on May 10, 2025 for the performance year 2023 -24. The same had been approved by the RBI vide their letter dated January 07, 2025.

3. Mr. Bhavesh Zaveri

Mr. Bhavesh Zaveri was granted a total quantum of 1,38,542 employee stock options for the performance year 2024-25 on February 03, 2026. The same had been approved by the RBI vide letter dated December 02, 2025.

4. Mr. V Srinivasa Rangan

Mr. V Srinivasa Rangan was granted a total quantum of 2,93,538 employee stock options for the performance year 2024-25 on February 03, 2026. The same had been approved by the RBI vide letter dated December 02, 2025.

The vesting schedule for the above-mentioned stock options is: 25% of options after expiry of twelve months from date of grant, 25% options after expiry of twenty-four months from the date of grant, 25% of options after expiry of thirty-six months from the date of grant and the balance options after expiry of forty-eight months from date of grant.

The notice period for each of the Whole-Time Directors, as specified in their respective terms of appointments, is three months.

Pursuant to the Banking Regulation Act, 1949, the appointment and tenure of Whole-Time Directors is subject to the approval of RBI.

The Bank provides for gratuity in the form of lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 (fifteen) days' wages payable for each completed year of service.

The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually.

No sitting fees were paid to the Whole-time Directors for attending meetings of the Board and / or its Committees.

Details of Remuneration / Sitting Fees Paid to Non-Executive Directors

Criteria for remuneration/sitting fees paid to Non-Executive Director

All the non-executive directors including the Independent Directors and the Chairman receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the non- executive directors.

Sitting fees of ₹ 1,00,000 per meeting was paid for attending meetings of the Board and Committees except for Review Committee for Wilful Defaulters and Review Committee for Non-Cooperative borrowers wherein sitting fees of ₹ 50,000 is payable per meeting.

Additionally, sitting fees of ₹ 1,00,000 were paid to the Members of the Special Committee of Directors for Legal Review for the meetings held on March 26, 2026 and March 27, 2026. Thereafter, all the members of the said Committee waived receipt of sitting fees for attending the meetings of the said Committee.

Further, sitting fees of ₹ 1,00,000 is paid to Independent Directors for attending meetings of the Independent Director.



The details of sitting fees and remuneration paid to Non-Executive Directors and Independent Directors during the FY 2025-26 is as under:

(Amount in ₹)

Director	Sitting Fees	Remuneration
Mr. Keki Mistry	35,00,000	30,00,000
Mr. M.D. Ranganath	96,00,000	30,00,000
Mr. Sandeep Parekh	1,20,00,000	30,00,000
Dr. (Mrs.) Sunita Maheshwari*	45,00,000	30,00,000
Mrs. Lily Vadera	69,00,000	30,00,000
Dr. (Mr.) Harsh Kumar Bhanwala	79,00,000	30,00,000
Mr. Santhosh Keshavan	40,00,000	30,00,000
Mrs. Renu Karnad	83,00,000	30,00,000
Mr. Atanu Chakraborty	59,00,000	48,25,269
Total	**6,26,00,000**	**2,88,25,269**

Dr. (Mrs.) Sunita Maheshwari was re-appointed as an Independent Director of the Bank for a period of 3 (three) years with effect from March 30, 2026 to March 29, 2029 (both days inclusive), not liable to retire by rotation, as approved by the shareholders through postal ballot on April 26, 2026. Accordingly, the fixed remuneration paid to Dr. Maheshwari for the financial year 2025–26 was computed and paid on a proportionate basis up to March 29, 2026 i.e. ₹ 29,83,333.33. Further, the balance would be paid in the subsequent financial year.

In recognition of the significant roles, responsibilities, and liabilities entrusted on the Independent Directors, the Bank aims to provide a fixed remuneration that appropriately reflects their contributions. However, in view of the limits prescribed under the Reserve Bank of India (Commercial Banks - Governance) Directions, 2025, the fixed remuneration was capped at ₹ 30,00,000 (Rupees Thirty Lakhs Only) per director for the financial year 2025-26. This was in addition to the sitting fees paid and expenses incurred for attending the Board and Committee meetings.

Further, as approved by RBI, Mr. Atanu Chakraborty, Part-time Chairman and Independent Director of the Bank, was entitled to a fixed remuneration of ₹50,00,000 (Rupees Fifty Lakhs Only) for the financial year 2025-26. Since Mr. Chakraborty resigned as Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026, such fixed remuneration was paid to him on a proportionate basis. In addition, Mr. Chakraborty was paid sitting fees for attending the Board and Committee meetings and has been given provision of a car for official and personal use up to the date of cessation of his office i.e. March 18, 2026.

There were no other pecuniary relationships or transactions between the Non-Executive Directors and the Bank during the financial year 2025-26, other than banking transactions undertaken in the ordinary course of business and on an arm's length basis.

Evaluation of Board of Directors

The Bank has put in place a mechanism for performance evaluation of the Board, Committees of the Board and the individual members of the Board. The details of the same have been included in the Directors' Report.

Particulars of Senior Leadership Team

The details of the leadership team including the Senior Management of the Bank as defined under the SEBI Listing Regulations as on March 31, 2026 is as follows:

Employee name	Designation
Mr. Abhijit Singh	Group Head-BaaS, Digital Ecosystem and International Banking
Mr. Ajay Agarwal[1#]	Company Secretary and Group Head – Secretarial and Group Oversight
Mr. Anil Bhavnani[2#]	Group Head – Transportation & Infrastructure Finance Group
Mr. Anjani Kumar Rathor	Group Head - Digital & Customer Experience
Mr. Arun Mediratta	Group Head-Retail Branch Banking-I
Mr. Arup Kumar Rakshit	Group Head- Treasury
Mr. Arvind Vohra[#]	Group Head – Retail Assets, Rural Banking Group and Sustainable Livelihood Initiative
Ms. Ashima Khanna Bhat	Group Head - Virtual Channels, Virtual Care, Business Enhancement Unit, Channel Enablement Group and Infrastructure
Mr. Ashish Parthasarthy[#]	Group Head – Branch Banking, Infrastructure, Treasury and Virtual Channels, Payments Business, Integrated Liability Product Group and Marketing
Mr. Gourab Roy[#]	Group Head – Operations, ATM and Administration
Mr. Jimmy M Tata[#]	Chief Credit Officer
Mr. N. Srinivasan	Group Head – Operations, Lending Vertical & Pan-India Branch Operations
Mr. Nirav Vimal Shah[#]	Group Head – Corporate Banking, Emerging Corporates Group and Healthcare Finance
Mr. Prashant Ramesh Mehra	Group Head- Collections, Credit Intelligence and Control, Debt Management
Mr. Prasun Singh[3#]	Group Head - Ethics Office
Mr. Rakesh Kumar Rajput[#]	Group Chief Compliance Officer
Mr. Rakesh Singh[#]	Group Head – Financial Institutions, International Banking, Wealth and BaaS

Employee name	Designation
Mr. Ramesh Lakshminarayanan#	Chief Information Officer
Mr. Ravi Santhanam	Chief Marketing Officer
Mr. Ravi SSN	Group Head-Large Corporates Coverage
Mr. Sameer Ratolikar[4]#	Group Head – Chief Information Security Officer
Mr. Sanjay D'Souza[5]#	Group Head – Business Banking, Emerging & Micro Enterprises Group
Mr. Sanmoy Chakrabarti#	Group Chief Risk Officer
Mr. Srinivasan Vaidyanathan#	Chief Financial Officer
Mr. Sudhir Kumar Jha#	Group Head – Legal & Group General Counsel

Employee name	Designation
Mr. Suketu Kapadia#	Group Head – Internal Audit
Mr. Sumant Vinay Rampal#	Group Head – Mortgage Business
Mr. Sundaresan M	Group Head - Retail Credit Strategy & Control - Inventory Funding Credit Credit Analytics and Innovation Credit Bureau Management and Dept for Special Ops Recovery (SME Recovery)
Mr. Vibhash Naik[6]#	Chief Human Resources Officer
Mr. Vinayak Ravindra Mavinkurve#	Group Head – Realty Business Finance
Mr. Vivek Jagdish Capoor	Group Head – Financial Account Group and Taxation

#Senior Management Personnel

Notes:

1 Mr. Ajay Agarwal was elevated as Group Head- Secretarial & Group Overisght with effect from April 1, 2025.

2 Mr. Anil Bhavnani was elevated as Group Head-Transportation & Infrastructure Finance Group and accordingly was included as a part of Senior Management with effect from December 1, 2025.

3 Mr. Prasun Singh was elevated as Group Head - Ethics Office with effect from June 1, 2025.

4 Mr. Sameer Ratolikar was elevated as Group Head-Chief Information Security Officer and accordingly was included as a part of Senior Management with effect from December 1, 2025.

5 Mr. Sanjay John D Souza, Group Head-Business Banking, Emerging & Micro Enterprises Group was included as part of the Senior Management with effect from April 8, 2025.

6 Mr. Vibhash Naik was appointed as Chief Human Resources Officer with effect from February 2, 2026.

Mr. Mayuresh Apte has been elevated as Group Head - Emerging Corporates Group and Healthcare Finance effective dated April 1, 2026.

Mr. Vinay Razdan, Group Head – Human Resources and Chief Human Resources Officer resigned from the services of the Bank with effect from close of business hours on June 18, 2025.

Mr. Parag Rao, Group Head – Payments, Marketing, Liability Product Group, Consumer Finance and Marketing superannuated from the services of the Bank with effect from close of business hours on September 30, 2025.

General Body Meetings

Following are the details of general body meetings for the previous 3 (three) financial years:

Sr. No	Particulars of Meeting	Venue	Day, Date and Time	Number of Special Resolutions passed, if any*	Nature of Special Resolution(s)
1	29th Annual General Meeting	Held through two-way Video-Conferencing	Friday, August 11, 2023 at 01.30 P.M.	1 (one)	Issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.
2	30th Annual General Meeting	Held through two-way Video-Conferencing	Friday, August 09, 2024 at 02.30 P.M.	2 (two)	1. Issue of Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement mode 2. Grant equity stock options under Employees Stock Option Master Scheme - 2024
3	31st Annual General Meeting	Held through two-way Video-Conferencing	Friday, August 08, 2025 at 02.00 P.M	1 (One)	Issue of long-term bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement mode

*All the resolutions as mentioned above were passed with the requisite majority.



Postal Ballot

Pursuant to the provisions of Section 110 and all other applicable provisions, if any, of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the SEBI Listing Regulations, the Secretarial Standard on General Meetings ("**SS-2**") issued by the Institute of Company Secretaries of India, including any statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, the guidelines/ circulars prescribed by the Ministry of Corporate Affairs (the "**MCA**"), Government of India, for holding general meetings and conducting postal ballot process through electronic voting (remote e-voting), and any other applicable laws and regulations, the approval of the Members of the Bank for the resolutions as set out below was obtained through postal ballot notices dated July 19, 2025, February 3, 2026 and March 26, 2026 via remote e-voting during the financial year 2025-26:

Particulars	Postal Ballot Notice dated July 19, 2025	Postal Ballot Notice dated February 3, 2026	Postal Ballot Notice dated March 26, 2026
Resolution(s)	1. Increase in the Authorised Share Capital of the Bank and consequential alteration to the Capital Clause of the Memorandum of Association (Ordinary Resolution) 2. Issuance of Bonus Shares(Ordinary Resolution)	1. To approve Material Related Party Transactions with HDB Financial Services Limited (Ordinary Resolution) 2. To approve Material Related Party Transactions with HDFC Securities Limited (Ordinary Resolution) 3. To approve Material Related Party Transactions with HDFC Life Insurance Company Limited (Ordinary Resolution) 4. To approve Material Related Party Transactions with HDFC ERGO General Insurance Company Limited (Ordinary Resolution) 5. To approve re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as the Deputy Managing Director of the Bank, on the terms and conditions relating to the said re-appointment, including remuneration, as approved by the Reserve Bank of India (Ordinary Resolution)	Re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank (Special Resolution)
Remote e-voting	National Securities Depository Limited (the "**NSDL**")		
Scrutinizer	Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries		
Cut-off Date for determining the Members entitled to vote	Saturday, July 19, 2025	Friday, February 06, 2026	Friday, March 20, 2026
Dispatch Date of notice	Tuesday, July 22, 2025	Wednesday, February 11, 2026	Friday, March 27, 2026
Remote e-voting period	Commenced on Wednesday, July 23, 2025 at 10:00 A.M. and ended on Thursday, August 21, 2025 at 5:00 P.M.	Commenced on Thursday, February 12, 2026 at 10:00 A.M and ended on Friday, March 13, 2026 at 05:00 P.M	Commenced on Saturday, March 28, 2026 at 10:00 A.M. and ended on Sunday, April 26, 2026 at 5:00 P.M.

The procedure undertaken for aforesaid postal ballots was in accordance with the applicable laws and regulations.

Scrutinizer reports were submitted to the Authorized Officer, Mr. Ajay Agarwal, Company Secretary, Group Head- Secretarial and Group Oversight of the Bank with respect to the postal ballots conducted by the Bank. The results of the voting conducted through postal ballots were as under:

For resolution(s) as specified in the Postal Ballot Notice dated July 19, 2025

There were total of 35,95,377 shareholders of the Bank as on the cut-off date i.e. July 19, 2025, out of which 19,071 Members holding 5,24,68,72,345 equity shares representing 68.43% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolution	% of votes polled on outstanding shares*	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	68.253	94.161	5.839
Resolution No. 2	68.251	94.372	5.628

There were a few instances where certain shareholders had chosen to vote partially on resolutions, while abstaining from voting on their remaining shareholding.

Accordingly, the Resolutions as set out in the Postal Ballot Notice dated July 19, 2025 were passed with requisite majority on August 21, 2025.

For resolution(s) as specified in the Postal Ballot Notice dated February 03, 2026

There were total of 37,82,416 shareholders of the Bank as on the cut-off date i.e. February 06, 2026, out of which 13,093 Members holding 10,46,48,61,678 equity shares representing 68.01% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolution	% of votes polled on outstanding shares*	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	67.746	99.639	0.3601
Resolution No. 2	67.746	99.979	0.020
Resolution No. 3	67.746	99.628	0.372
Resolution No. 4	67.746	99.628	0.372
Resolution No. 5	67.722	97.849	2.151

There were a few instances where certain shareholders had chosen to vote partially on resolutions, while abstaining from voting on their remaining shareholding.

Accordingly, the Resolutions as set out in the postal ballot notice dated February 03, 2026 were passed with requisite majority on March 14, 2026.

For resolution(s) as specified in the Postal Ballot Notice dated March 26, 2026

There were total of 40,38,941 shareholders of the Bank as on the cut-off date i.e. March 20, 2026, out of which 13,311 Members holding 10,02,55,70,331 equity shares representing 65.14% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolution	% of votes polled on outstanding shares*	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	65.007	98.322	1.678

There were a few instances where certain shareholders had chosen to vote partially on the resolution, while abstaining from voting on their remaining shareholding.

Accordingly, the Resolution as set out in the postal ballot notice dated March 26, 2026 was passed with requisite majority on April 26, 2026.

Further, during FY 2026–27 up to the date of this report, the shareholders of the Bank have, by way of a Postal Ballot Notice dated April 18, 2026, approved amendments to the Employee Stock Incentive Plan 2022 through a special resolution with requisite majority on May 20, 2026.

The Bank may consider passing resolutions including special resolutions through postal ballot as and when required.

Disclosures

Material Subsidiary

HDFC Life Insurance Company Limited ("**HDFC Life**") is a material listed subsidiary of the Bank as per the SEBI Listing Regulations. HDFC Life was incorporated on August 14, 2000 in Mumbai. M/s. G. M. Kapadia & Co. and M/s BSR & Co LLP, Chartered Accountants are the Joint Statutory Auditors of HDFC Life. M/s. G M Kapadia & Co. was appointed on July 14, 2016 (re-appointed on July 19, 2021) and M/s BSR & Co LLP, Chartered Accountants was appointed on July 15, 2024 as Statutory Auditors of HDFC Life.

The Bank has formulated a policy for determining material subsidiary and the same is available on the Bank's website at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

Basis of Preparation of financial statements

The financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India (Indian GAAP), statutory requirements prescribed under the Third



Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the RBI from time to time (RBI guidelines), Accounting Standards (AS) specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks. Accounting policies have been consistent with the previous year except otherwise stated.

Familiarization of Independent Directors

The Bank conducts familiarisation programmes for its directors on a periodic basis to keep them apprised of the Bank's business and regulatory environment and the overall operations of the Bank. These programmes enable the Directors to gain a better understanding of the Bank's business model, governance framework and key regulatory developments, thereby supporting informed decision-making in the interest of the Bank and its stakeholders.

During the year under review, presentations and deep-dive sessions were made at meetings of the Board and its Committees on significant areas relevant to the Bank's business and governance framework. These covered, *inter alia*, annual plans and strategies, artificial intelligence, global economic environment, customer services framework, climate risks, the impact of inflation, risk management, priority sector lending, liquidity, stress testing, deposit mobilisation and movement in foreign exchange.

The Directors are also encouraged to participate in external training, learning and development programmes. During the financial year 2025-26, the directors attended programs on areas such Artificial Intelligence and the Bank's preparedness for it conducted by the University of California, San Diego in Mumbai on July 11, 2025, as well as a program on Know Your Customer (KYC) and Anti-Money Laundering (AML) organized by Centre for Advanced Financial Research and Learning on March 09, 2026.

A monthly compendium containing updates on the Bank and its subsidiary companies, a synopsis of relevant regulatory changes, a gist of circulars issued by various regulators and key case law developments, is circulated to all the Directors for their ready reference.

Orientation programmes are conducted for newly appointed Directors to familiarise them with the Bank, its subsidiary companies, the management, key business areas and the applicable regulatory framework.

The details of familiarization programmes imparted to Directors are available on the Bank's website at https://www.hdfc. bank.in/about-us/corporate-governance/familiarization-of-independent-directors

Strictures and Penalties for last three financial years

During the last three financial years, the RBI and other regulatory / statutory authorities have imposed the following penalties / strictures / prohibitions / restrictions on the Bank:

FY 2025-2026

RBI vide its letter dated July 11, 2025, levied a penalty of ₹ 4,88,000/- (Rupees Four Lakh Eighty-Eight Thousand only) on the Bank for granting a term loan to a Foreign Owned or Controlled Company (FOCC) for acquisition of shares of another Indian company in contravention of Paragraph 9.3.6 of the RBI Master Direction on Foreign Investment in India. The penalty was paid by the Bank on July 16, 2025. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

The Dubai Financial Services Authority ("**DFSA**"), vide its mail dated September 26, 2025 shared the signed copy of their Decision Notice. The DFSA has prohibited the Dubai International Financial Centre ("**DIFC**") branch of the Bank Limited from soliciting or conducting any business with new clients and soliciting, onboarding or engaging in any financial promotions with any new client. This prohibition does not apply to the onboarding of and subsequent conduct of business with the non DIFC customers.

RBI vide its letter dated November 28, 2025, levied a penalty of ₹ 91,00,000/- (Rupees Ninety One Lakh only) on the Bank for not adopting a uniform external benchmark within a loan category, for the Bank's subsidiary undertaking a business not covered under Section 6 of the Banking Regulation Act, 1949, and for outsourcing offline verification of KYC documents to Direct Selling Agents (DSAs), in contravention to the RBI Directions on 'Interest Rate on Advances', the RBI Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services read with provisions of RBI Directions on 'Know Your Customer (KYC)' and the provisions of the Banking Regulation Act, 1949. The penalty was paid by the Bank on December 01, 2025. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

The Central Depository Services (India) Limited ("**CDSL**") vide its letter dated November 29, 2025 imposed a penalty of ₹ 1,000 (Rupees One Thousand only) on the Bank for delay in submission of response to alerts raised by CDSL beyond the mandated 45-day timeline. The penalty was paid by the Bank on December 29, 2025. Representation for waiver of the penalty was made to CDSL and the penalty has been waived off.

The Bank is registered as a 'clearing member' of NSE IFSC Clearing Corporation Limited ("**NSEICC**") under a unified license but has not yet begun clearing operations. Therefore, the internal audit report was not initially submitted. However, NSEICC clarified that the report is required for all members regardless of operational status, and accordingly, the Bank submitted it after the due date with late submission fees of USD 221.

The Bank is registered as a Trading Member of NSEIX under a unified license but is not currently offering trading services. Consequently, the Bank had not submitted the internal audit report. However, NSEIX has clarified that submission is mandatory for all members, regardless of operational status. Accordingly, the Bank submitted the audit report after the due date with late submission fees of USD 128.

The Bank is not engaged in any trading activities and hence did not submit the net worth certificate under NSEIX circular no. NSEIFSC/REG/2326 dated October 08, 2025, however, basis clarification from NSEIX, the Bank still needed to comply with all requirements. Accordingly, the Bank later submitted the net worth certificate with late submission fees of USD 333.

IBU remitted USD 150,000 towards conditional annual recurring fees basis earlier circular. However, under the revised fee structure prescribed in the Fee Circular dated April 08, 2025 and its subsequent clarification dated April 23, 2025 the applicable conditional recurring fee for IBUs is USD 200,000, based on the slab applicable to our IBU. Further, in terms of Paragraph 8(i) of the April 08 Fee Circular, unpaid dues attract late fees at 0.75% per month, with part of a month counted as a full month. Accordingly, IFSCA has advised remittance of USD 53,375, comprising:

• USD 50,000 – Differential conditional recurring fee

• USD 3,375 – Late fees (0.75% × 9 months)

• The payment of USD 53,375 (differential and late fee) was made to IFSCA on January 19, 2026

As a Capital Market Intermediary ("CMI"), the IFSC Banking Unit (**"IBU"**), GIFT City was required to submit quarterly CMI reports to IFSCA within 15 (fifteen) days from the end of each quarter. While filing the prescribed excel based consolidated quarterly CMI return, the specific sheet relating to the 'registered distributor' category was inadvertently left blank, despite all other licensed activity sheets being duly completed and submitted. The IFSCA accordingly treated the unfilled sheet as non submission for that category and advised that as per Clause 8(ii) of IFSCA Circular (IFSCA-DTFA/1/2025) dated April 08, 2025, if a regulated entity fails to submit the periodic returns to the Authority within the specified deadline, then a late fee of USD100 per month shall be paid by the RE for each such

instance of default. The IBU since submitted the updated return containing the requisite details for the Registered Distributor category on the same day and the applicable late submission fee of USD 300 have been remitted before March 31, 2026.

FY 2024-25

During the year ended March 31, 2025, RBI vide its letter dated September 10, 2024 levied a penalty of ₹ 1,00,00,000 (Rupees One crore only) on the Bank for soliciting gifts to the depositors at the time of accepting deposits; for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 p.m. and before 7 a.m. in contravention to the RBI Directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'. The penalty was paid by the Bank on September 17, 2024. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

RBI vide its letter dated March 26, 2025, levied a penalty of ₹ 75,00,000 (Rupees Seventy Five Lakh only) on the Bank for not categorising certain customers into low, medium and high risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to RBI directions on 'Know Your Customer (KYC)'. The penalty was paid by the Bank on March 28, 2025. The Bank has already taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

Administrative warning letter dated August 30, 2024 was issued by SEBI pursuant to thematic inspection of depository operations undertaken in July 2024. Warning letter was issued for discrepancies observed with respect to (i) State not mentioned in KYC Registration Agency ("KRA") form in one instance (ii) name mismatch observed in KRA system in one instance (iii) documents uploaded in KRA system were not clear in four instances (iv) address proof not submitted to KRA in one instance. Action Taken Report ("ATR") was submitted to SEBI vide letter dated September 26, 2024. No further communication in the matter is received.

CDSL vide its letter dated October 30, 2024 intimated about levy of penalty of ₹ 5000 (Rupees five thousand only) due to non-submission of complete compliance report within stipulated time from the first intimation of non-compliance letter. Necessary clarification along with request for waiver of penalty was submitted to CDSL vide letter dated November 4, 2024. CDSL, vide email dated March 28, 2025 informed that the Bank's request for the waiver of penalty was considered favorably by the committee. Accordingly, no penalty was concluded. The matter stands closed.



Administrative warning was issued by SEBI vide letter dated March 18, 2025 pursuant to inspection of designated depository participant activities. Administrative warning was issued for (i) not periodically incorporating changes in the checklist/manual in response to regulatory changes notified by SEBI to assess the Foreign Portfolio Investor ("FPI") eligibility before granting the FPI registration (ii) failure to determine that there is a delay in intimation of change of Investment manager of FPI as the effective date of change was not obtained and failure to report the said case to SEBI for further action (iii) granting an exemption to FPI without independently validating the accuracy of documents/disclosures and without conducting necessary due diligence (iv) informing the details of invalid FPI to NSDL with a delay of more than 4(four) months.

Administrative warning was issued by SEBI vide its letter dated December 9, 2024, for alleged violation of (i) (a) Clause 8(I) of Part A of Schedule VI read with Regulation 24(2)(b) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 (ICDR) (b) Regulation 24(3) of the SEBI ICDR Regulations (c) Clause 4 of Schedule III Code of Conduct read with Regulation 13 of Securities and Exchange Board of India (Merchant Banking) Regulations, 1992 (ii) Violation of Regulation 9A(1)(f) of the Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992 read with Clause 1 of Chapter I of the Securities and Exchange Board of India Master Circular SEBI/HO/CFD/PoD-1/P/CIR/2023/157 dated September 26, 2023 (iii) Violation of Regulation 9(1) read with Schedules B and C of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. Action taken report was placed before Board and update was submitted to SEBI on December 26, 2024.

Administrative warning was issued by SEBI vide its letter dated December 10, 2024 with reference to alleged violation of Paragraph 7 of Part A of Annexure I to SEBI circular no. SEBI/HO/CFD/CFD1-PoD/P/Cir/2023/123 dated July 13, 2023 read with Clause 7 of Paragraph A of Part A of Schedule III and Regulation 30(2) of LODR Regulations and alleged violation of second proviso to Regulation 30 (6) of SEBI Listing Regulations.

NSE Clearing Limited (NCL) issued warning vide letter dated February 14, 2025 pursuant to inspection conducted in 'futures & options' segment for the period October 01, 2022 to September 30, 2024. Warning letter stated that (i) the Bank has accepted that inadvertently it has missed uploading the G-sec de-allocation file which resulted in excess allocation (ii) excess allocation funds were not utilized by the client and after subtracting this allocation, the allocated collateral of the said client was sufficient against the margin requirement of the client. Sufficient collaterals were always available with the member and there was no margin shortfall. The Bank has already taken corrective action by updating its process.

FY 2023-24

RBI vide its letter dated November 30, 2023 levied a penalty of ₹10,000 (Rupees Ten Thousand only) on the Bank under Section 11(3) of Foreign Exchange Management Act, 1999 ("FEMA") for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account (SNRR) whereas it continued with Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps were taken by the bank in ensuring that no interest was paid on the balances in the account, clear explanation was provided by the Bank in the personal hearing with RBI and certification from statutory auditors that transactions in the account post June 2016 were related to winding up activities of the Bank. The penalty was paid by the Bank.

SEBI had issued a Show Cause Notice ("SCN") in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019. The Bank had submitted Settlement Application which was accepted by SEBI and settlement amount of ₹ 9,18, 750 (Rupees Nine Lakhs Eighteen Thousand Seven Hundred and Fifty only) was paid by the Bank. SEBI issued settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

NSE vide email dated November 15, 2023 levied penalty of ₹7,500 (Rupees Seven Thousand Five Hundred Only) for delay in submission of Action Taken report (ATR) for non-compliance observed in Cyber Security audit report for FY 2022-23. The Bank submitted its detailed response to the NSE wherein *inter-alia*, it was requested that as ATR was immediately submitted to NSE upon receipt of clarification from NSE regarding submission of ATR, the penalty imposed may be waived. NSE has apprised that the Bank's response and request for waiver of penalty shall be placed before its committee for approval. NSE vide its mail dated July 22, 2024 informed that the waiver request has been approved. The matter stands closed.

NSE vide letter dated November 17, 2023 levied penalty of ₹5,000 (Rupees Five Thousand Only) for operation of trading terminals without having valid certification. The Bank has submitted its detailed response to NSE wherein *inter-alia*, it had stated that the Bank's membership does not have any trading rights. The ID was created for usage of member portal for downloading of daily reports for clearing and settlement related activities and submission of compliance related matters to the Clearing Corporation. Further, the Bank had submitted its request for disablement of ID and subsequently disablement request was processed by NSE. A request for waiver of imposed penalty was also submitted to NSE. The NSE has apprised that the Bank's response shall be placed before relevant authority for further action. NSE vide its email dated May 27, 2024 informed, that the Bank's request for the penalty waiver was considered favorably and credit note will be issued to the Bank shortly. The matter stands closed.

During FY 2023-24, pursuant to various tax demands, penalties aggregating to the tune of ₹1.17 crores imposed on the Bank have been disclosed to the stock exchanges as required under the SEBI Listing Regulations. The Bank is taking appropriate legal remedies including, but not limited to, pursuing appeals, as per law.

Details of utilization of funds

During the year under review, the Bank has not raised any funds through Preferential Allotment or Qualified Institutions Placement or through issuance of non-convertible securities.

Disclosure of certain types of agreements binding listed entities

The Bank has not entered into any agreements as required to be disclosed under Clause 5A of Paragraph A of Part A of Schedule III of SEBI Listing Regulations.

Disclosures for complaints/requests received from shareholders

The Bank remains committed to providing prompt, effective and responsive service to its shareholders. Shareholders may also escalate their grievances, in case of non-redressal, through the mechanism made available on the Bank's website.

Details of investor complaints received and resolved by the Bank during the last 3 (three) financial years are set out below:

Financial Year	Number of complaints received during the Financial Year	Number of complaints pending as at the end of the Financial Year
2023-24	183	5
2024-25	155	3
2025-26	147	12*

The Bank has responded to these complainants as at the end of the financial year. However, it is shown as pending since a complaint can be treated as closed/resolved/disposed only when SEBI / Stock Exchanges closes the complaint in SCORES / Stock Exchange portal.

All complaints received were duly attended to and resolved to the satisfaction of the shareholders as on the date of the respective reports for the relevant financial years within the prescribed timelines.

The Bank has established an accessible and responsive mechanism for its shareholders to raise concerns through shareholder.grievances@hdfc.bank.in, which is monitored by the Company Secretary.

In addition, the Bank received 7,546 letters and requests from shareholders relating to, *inter alia*, change of address, updation of bank details, correction of name or bank details, transmission of shares, claim arising on death of shareholders, deletion of name, issues relating to dematerialisation, electronic clearing service, updation of email address, exchange of certificates, issue of duplicate share certificates, KYC updation, loss or non-receipt of share certificate, updation of permanent account number, reminders on pending requests, stop transfer markings, transmission documents and various other shareholder related matters. All such communications were responded to within the prescribed timelines.

Disclosures for complaints received by the Bank in relation to Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

The Bank has in place a Policy on Prevention, Prohibition and Redressal of Sexual Harassment of Women at the Workplace. In accordance with the statutory provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, the Bank has constituted an Internal Committee to address complaints of sexual harassment of women at the workplace. Employees can report concerns to the aforementioned committee by writing to posh.ic@hdfc.bank.in

The details of the aforesaid policy and the constitution of the Internal Committee are available on the Bank's website.

The Bank regularly communicates to all employees the mechanism for lodging complaints under the aforesaid policy. Further, the Bank reinforces awareness through a mandatory e-learning module, which is made available in English, Hindi and 5 (five) other regional languages.

Details of the number of complaints received, disposed, and pending during the last 3 (three) financial years pertaining to the Sexual Harassment of Women at Workplace are as under:

Financial Year	Number of complaints received	Number of complaints disposed	Number of cases pending as on the end of the Financial Year
2023-24	77	65	12
2024-25	75	65	10
2025-26	93	74	19*

The 19 (nineteen) pending cases were disposed by the Internal Committee as on the date of this Report.



Our Policies and Frameworks

Within the Bank's broader governance architecture, structured policies serve as the operating framework that translates intent into action guiding the conduct of our operations and decision-making processes.

CODE OF CONDUCT & ETHICS MANUAL

Our standards of integrity are articulated through the Codes of Conduct and Ethics, which apply across all levels of the organisation. These principles are reinforced by our Whistle-blower Policy and My Concern portal, providing platform for staff to report their concerns. The Bank's Code of Conduct and Ethics manual directs employees, including senior management, in upholding the values and conducting business with ethical standards. At the core of this commitment is adherence to the Code of Conduct, which explicitly prohibits any involvement in child/forced labour within our operations. It also addresses issues related to verbal abuse, sexual abuse or harassment of employees. For breaches related to Conflict of Interest, kindly refer to Principle 1 of BRSR report. In FY26, 93 cases of sexual harassment were reported.

The Bank has also framed and adopted a Code of Ethics/ Conduct for Directors and Senior Management, which is approved by the Board. During the year, the Code was amended in line with the changes recommended by the Governance, Nomination and Remuneration Committee to further strengthen its provisions. All the Directors and senior management personnel have affirmed compliance with the said Code.

The Codes are available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies.

CODE FOR PREVENTION OF INSIDER TRADING

The Bank has adopted a Share Dealing Code ('Code') for the prevention of insider trading in the securities of the Bank as well as in other listed and proposed to be listed companies. The Code is divided into 3 parts viz. Part A, Part B and Part C wherein Part A deals with trading in HDFC Bank securities, Part B deals with transactions in other listed and proposed to be listed companies, and Part C deals with trading in the units of mutual funds.

The Code, inter-alia, prohibits dealing in securities of the Bank as well as in other listed and proposed to be listed companies by insiders while in possession of Unpublished Price Sensitive Information ('UPSI'). The persons designated under Part A of the Code are prohibited from trading in the securities of the Bank during the Restricted Trading Period ('Ban Period') notified by the Bank. The Ban Period of the Bank starts 7 (seven) calendar days prior to the end of a financial quarter or year and ends on expiry of 2 (two) calendar days from the date of publication of the results by the Bank.

Further, the Bank also maintains a restricted list of securities of certain listed entities for those employees who are in possession of or have access to UPSI in relation to those entities and such employees are prohibited from trading in listed securities of those entities.

During the year under review, the Share Dealing Code of the Bank was amended to align the same with various amendments in the applicable laws and regulations.

POLICY ON RELATED PARTY TRANSACTIONS

This Policy, framed under SEBI Listing Regulations and the Companies Act, governs the identification, review, and approval of Related Party Transactions (RPTs) of the Bank. It ensures that the RPTs are conducted transparently, at arm's length, and in the Bank's best interest. All related party transactions require prior approval of the Audit Committee, and where material, from the Shareholders as well. The RPT Policy also defines thresholds, permitted exclusions, and approvals of Related Party Transactions. It also mandates quarterly review and periodic reporting of related party transactions to stock exchanges.

During the financial year, the Bank has not entered into any materially significant related party transactions, which could lead to a potential conflict of with the interests of between the Bank and these parties.

All related party transactions were placed before the Audit Committee for approval. The Shareholders of the Bank have approved all the material related party transactions to be entered into by the Bank as per SEBI Listing Regulations.

Details of related party transactions entered into during the year the FY 2025-26 are disclosed in Note No. 28 of Schedule 18, of the standalone financial statements in accordance with Accounting Standard (AS) – 18.

The Bank has amended its RPT Policy to align the same with various amendments in the applicable laws and regulations, and the same is available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies.

ANTI-CORRUPTION, ANTI-BRIBERY, AND ANTI-MONEY LAUNDERING (AML)

To demonstrate our commitment to combating corruption, bribery, and money laundering, we have implemented targeted initiatives across critical domains such as the Prevention of Corruption Act, Code of Conduct & Ethics Policy, Trade-based Money Laundering, and Know Your Customer (KYC) and Anti-Money Laundering (AML) regulations. These initiatives include comprehensive training for our employees on anti-corruption, anti-bribery, and anti-money laundering practices.

In FY26, Vigilance & Ethics Departments conducted 572 training sessions, covering 111,308 employees on Anti-Corruption, Code of Conduct & Ethics & Whistle Blower Mechanism. During the year, 31 corruption incidents were confirmed, involving 45 employees. Of these, 37 employees have already faced dismissal or disciplinary action, while action against the remaining 8 employees is currently underway. Additionally, the Bank has developed & launched the Anti-Bribery & Anti-Corruption eLearning module in the MPower platform for all employees. Further, 1,54,459 employees were trained in Know Your Customer (KYC) and Anti-Money Laundering regulations. This said policy is available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies

HUMAN RIGHTS

HDFC Bank places strong emphasis on respecting and protecting human rights in all aspects of its operations. The Human Rights Statement adopted by the Bank is guided by the Universal Declaration of Human Rights and reflects Bank's commitment to conducting business ensuring that all the stakeholders are treated with utmost respect and dignity. The human rights principles are embedded in the Bank's Model Code of Conduct, which applies to all employees and stakeholders, it engages with.

The Bank strives to strengthen internal processes and awareness to prevent and address human rights violation across its value chain. In FY 2025-26 the Bank conducted an internal human rights assessment and recorded a score of 86 per cent, reflecting a strong commitment to embedding human rights considerations into day-to-day operations.

The Bank also continues to build internal awareness on human rights.

During the year, 5,30,456 hours of human rights awareness training was imparted to employees, strengthening understanding of responsible conduct and expected behaviours across the organisation.

The Human Rights Statement is available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies

WHISTLEBLOWER POLICY/ VIGIL MECHANISM

The Bank has a Board approved Whistleblower Policy which establishes a comprehensive framework for receiving and resolving complaints or grievances from stakeholders. These complaints encompass various concerns, including instances of corruption, fraud/criminal offence and improper business practices.

During FY 2025-26, the Bank addressed a total of 177 (One Hundred and Seventy Seven) whistleblower complaints from a diverse array of stakeholders, such as shareholders, employees, customers, and value chain partners.

The details of establishment of whistle blower policy / vigil mechanism are included in the Directors' Report. No one has been denied access to the Audit Committee to express concerns or report grievances under the Whistle Blower Policy and / or vigil mechanism. During the year under review, the said policy was amended to align the same with the Bank's internal practices.

This said policy is available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies the Bank's website at

POLICY FOR DETERMINING MATERIAL SUBSIDIARY

This Policy, formulated in line with the SEBI Listings Regulations, sets out the criteria and governance framework for determining material subsidiaries of the Bank. A subsidiary is classified as material if its turnover or net worth exceeds 10% of the consolidated turnover or net worth of the Bank and its subsidiaries, in the immediately preceding accounting year. All KMPs are severally authorised to assess materiality and undertake necessary actions in line with applicable regulations. Once a subsidiary is identified as material, the Bank ensures compliance with SEBI-mandated requirements, with oversight from the Company Secretary.

This said policy is available on the Bank's website at https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies



Among other critical policies that shape the Bank's organisational ethos, the Diversity, Equity and Inclusion (DEI) Policy further advances a culture of representation, openness, and belonging within the workplace (for more details refer Social-People section).

In addition, the Bank adheres to a formally adopted Tax Policy, which outlines a transparent and responsible approach to tax strategy and compliance.

A complete list of our publicly disclosed policies is available at: https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

Compliance with Mandatory Requirements

The Bank has complied with the applicable mandatory requirements of the Code of Corporate Governance as prescribed under the SEBI Listing Regulations.

M/s. Bhandari & Associates, Company Secretaries, have certified that the Bank has complied with the mandatory requirements as stipulated under the SEBI Listing Regulations. The said certificate along with certificate on other matters relating to compliance are forming part of this Report.

Mr. Ajay Agarwal, Company Secretary and Group Head-Secretarial and Group Oversight is the compliance officer of the Bank in accordance with the SEBI Listing Regulations.

Compliance with Non-Mandatory Requirements

The Bank has complied with the applicable non-mandatory requirements of the Code of Corporate Governance as prescribed under the SEBI Listing Regulations and as given below:

a) The Board

The Bank maintained an office for its Part-time Chairman (including Interim Part-time Chairman), expense whereof is borne by the Bank.

b) Shareholder's Rights

The Bank publishes its results on its website at www.hdfc.bank.in which is accessible to the public at large. The same are also available on the websites of the stock exchanges on which the Bank's shares are listed.

The financial performance including summary of the significant events is being sent separately to such shareholders who have registered their e-email address with Datamatics Business Solutions Limited (Registrar and Transfer Agent of the Bank) or their respective Depository Participant, on a quarterly basis. The Bank's results for each quarter are published in an English newspaper having a nation- wide circulation and in a Marathi newspaper having circulation in Maharashtra.

The Shareholder's rights are more particularly mentioned on the website of the Bank at https://www.hdfc.bank.in/about-us/corporate-governance/shareholders-rights

c) Audit Qualifications

During the year there is no audit qualification in the Bank's financial statements. The Bank continues to adopt best practices to ensure regime of unmodified audit opinion.

d) Separate posts of Chairperson and Managing Director/Chief Executive Officer

Mr. Atanu Chakraborty was the Part-time Chairman and Independent Director of the Bank till March 18, 2026. Pursuant to the approval of the RBI on March 18, 2026, Mr. Keki Mistry was appointed as an Interim Part-time Chairman of the Bank with effect from March 19, 2026 for a period of 3 months. Further, the RBI vide its communication dated June 18, 2026, has granted approval for the extension of tenure of Mr. Keki Mistry as an Interim Part-time Chairman of the Bank for a further period of 3 months until September 18, 2026 or till appointment of a regular Part-time Chairman, whichever is earlier.

Mr. Sashidhar Jagdishan is the Managing Director and Chief Executive Officer of the Bank.

e) Reporting of Internal Auditor

The Internal Auditor of the Bank reports to the Audit Committee of the Bank.

f) Independent Directors

As on date of this Report, the Bank has 6 Independent Directors. The Independent Directors of the Bank held 10 (ten) meetings during the financial year 2025-26.

Fees for Statutory Auditors

For the details of total fees for all services paid by the Bank and its subsidiaries, on a consolidated basis, to the Joint Statutory Auditors and all entities in the network firm / network entity of which the Joint Statutory Auditors is a part, kindly refer to the Directors' Report.

Means of Communication

The Board recognises its responsibility towards the shareholders of the Bank and remains committed to fostering open, transparent and constructive engagement with all shareholders, including individuals, domestic institutional investors and foreign investors. The Bank considers the Annual General Meeting to be an important forum for shareholder engagement, providing an opportunity for shareholders to interact with the Board, the Auditors and the Senior Management of the Bank.

During the year under review, the shareholders' meeting was held through video conference in accordance with the circulars issued by the Ministry of Corporate Affairs. This enabled shareholders of the Bank to participate in the meeting irrespective of their location and to engage with the Board in a convenient and accessible manner.

The quarterly/ half-yearly/ annual un-audited / audited financial results are ordinarily published in the newspapers, viz., the Business Standard in English and Navshakti in Marathi (regional language). The results are also hosted on the Bank's website at www.hdfc.bank.in. Further, the same are circulated by email to those shareholders who have registered their email address with Datamatics Business Solutions Limited, the Registrar and Transfer Agent of the Bank, or with their respective Depository Participant.

The Bank also engages with its institutional shareholders through meetings with analysts and discussions between fund managers and management and participates, from time to time, in investor conferences and non-deal roadshows. All such interactions with institutional shareholders, fund managers and analysts are based on information that is generally available and accessible to the public on a non-discriminatory basis. Presentations made to analysts and fund managers, together with transcripts and audio recordings of such meetings are placed on the Bank's website.

Shareholders may access the Bank's website for financial information, shareholding information, dividend policy, key shareholders' agreements, if any, Memorandum and Articles of Association of the Bank, among other relevant disclosures.

The website also provides access to www.sec.gov, where investors may view the statutory filings made by the Bank with the U.S. Securities and Exchange Commission. In addition, the Bank's financial results and shareholding pattern are available on the websites of the Stock Exchanges on which the Bank's shares are listed. Other information, such as official news/press releases, stock exchange disclosures, are also regularly hosted on the Bank's website.

The 'Shareholders' Information' is provided elsewhere in the annual report.

On behalf of the Board of Directors

Keki Mistry
Interim Part-time Chairman and Non-Executive
(Non-Independent) Director
June 18, 2026

DECLARATION

I confirm that for the year under review, all Directors and Senior Management have affirmed their adherence to the provisions of the Code of Ethics/ Conduct for Directors and Senior Management Personnel.

Sashidhar Jagdishan
Managing Director and Chief Executive Officer

June 18, 2026



INDEPENDENT AUDITOR'S REPORT

To the Members of HDFC Bank Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have jointly audited the Standalone Financial Statements of HDFC Bank Limited (hereinafter referred to as "the Bank"), which comprise the Standalone Balance Sheet as at 31 March 2026, the Standalone Profit and Loss Account and the Standalone Cash Flow Statement for the year then ended, and notes to the Standalone Financial Statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ("the Act") in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2026, of its profit and its cash flows for the year then ended.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing ("the SAs") specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the Standalone Financial Statements in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India ("the ICAI") and the relevant provisions of the Act and the Rules thereunder, Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the Reserve Bank of India ("the RBI") from time to time, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion on the Standalone Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements for the year ended 31 March 2026. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.



Description of Key audit matters

Key Audit Matter	How our audit addressed the key audit matter
Identification of Non-performing Advances ("NPA"), Provisioning of NPA and Contingent Provision: Gross NPA as at 31 March 2026: ₹ 34,061.19 crore, Provision for NPA as at 31 March 2026: ₹ 22,891.65 crore (Refer Schedule 17 (C)(3), Schedule 18 note 9) and Contingent Provision as at 31 March 2026: ₹ 15,675.72 crore (Refer Schedule 5)	

The Bank is required to comply with the Master Circular dated 01 April 2025 issued by the RBI on "Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances", which has since been superseded by the Master Directions dated 28 November 2025 issued by the RBI on "Commercial Banks - Income Recognition, Asset Classification and Provisioning" and amendments thereto (the "IRAC norms"), which prescribe the guidelines for identification of NPA, classification of NPA and the minimum provision required for such advances.	Our key audit procedures included the following, among others:
	➢ Understanding the Bank's approach and policy for identification of NPA and provisioning, systems and controls implemented in this regard and its compliance with the IRAC norms.
	➢ Evaluating the governance process and controls over computation of provision for NPA to examine and test that the provision determined is in accordance with the Board of Directors approved policy and the IRAC norms.
The Bank uses data from its IT systems for identification of NPA, classification of NPA and computation of provision for NPA, that is subject to automated and manual controls.	➢ Testing the design and implementation, and operating effectiveness of key internal financial controls on a test check basis over identification of NPA, classification of NPA and computation of provision for NPA in accordance with the IRAC norms and consideration of qualitative factors including monitoring of credit quality and overdue loan accounts.
The provision for NPA is estimated based on ageing and classification of NPA, nature of product, value of security and other qualitative factors. The provision on NPA is based on the Bank's approved policy subject to minimum provisioning norms prescribed by the RBI.	
The Bank also applies judgement for identification of NPA and determining the provision for NPA considering various quantitative as well as qualitative factors (including stress and liquidity concerns in certain sectors).	➢ Involving our IT audit team for testing IT general controls and application controls over identification of NPA, classification of NPA and computation of provision for NPA. These have been elaborated in Key audit matters of Information Technology system and controls impacting financial reporting.
In addition to provision on NPA, the Bank maintains contingent provision on advances that are not NPA but has reasons to believe that slippage is possible. The determination of contingent provision is based on quantitative criteria (including days past due) as well as qualitative risk indicators that involve management estimates and judgements.	➢ On a test check basis, recomputing the days past due, verifying the date of NPA and classification of NPA.
	➢ With respect to provisions recognised towards NPA, computing provision on a test check basis taking into consideration the value of security, where applicable, the IRAC norms and the approved policy of the Bank, and comparing our outcome to that prepared by the management. Evaluating relevant assumptions, judgements and other qualitative factors considered by the management.
Since the identification of NPA and provisioning for NPA involve the management's estimates and judgement, large data volumes, complex system logics, manual interventions, and the application of multiple regulatory requirements and measurement of contingent provision involves management estimates and judgement, we have identified this as a key audit matter.	➢ Assessing the reasonableness of the Bank's framework for contingent provision, including evaluation of quantitative thresholds and qualitative risk indicators.
	➢ Examining management's rationale for creation of contingent provision, including understanding of key assumptions, identification of pool of advances and provision range in terms of the aforesaid framework.
	➢ Verifying, on a test check basis, the application of the aforesaid framework to selected advances, recomputing the provisions, and assessing the completeness and accuracy of the advances identified.

Key Audit Matter	How the matter was addressed in our audit
Information technology ("IT") system and controls impacting financial reporting	
The IT environment of the Bank is complex and involves a significant number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions. As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank. Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting. We have identified "IT systems and automated controls" as a key audit matter because of high level of automation, significant number of systems being used by Bank and the relative complexity of the IT architecture.	Our key audit procedures included the following, among others: In assessing the controls over the IT systems of the Bank, involving our IT audit team to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. Evaluating and testing the relevant IT general controls over "in-scope" IT systems and IT automated controls identified as relevant for our audit of the standalone financial statements and financial reporting process of the Bank. On such "in-scope" IT systems, testing the key IT general controls with respect to the following domains: ➢ Program change management, which includes relevant control that ensures program changes are moved to the production environment as per defined procedures and relevant segregation of duties. ➢ User access management, which includes control for granting access rights, new user creation, removal of user rights, periodic access management, password management and privilege access to unauthorized personnel. ➢ Program development, which includes controls over existing and new IT application development, implementation, data migration and supporting infrastructure, which are relied upon for financial reporting process. ➢ IT operations, which includes job scheduling, monitoring and backup and recovery. ➢ Evaluating the design and testing the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, interfaces and system generated reports, as applicable. ➢ Testing a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.



Other Information

The Bank's management and the Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report but does not include the financial statements and auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the Standalone Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions, as applicable under the relevant laws and regulations.

Responsibilities of the Management and Board of Directors for the Standalone Financial Statements

The Bank's management and the Board of Directors are responsible for the matters stated in Section 134(5) of the Act with respect to the preparation and presentation of these Standalone Financial Statements that give a true and fair view of the state of affairs, profit / loss and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, the provisions of Section 29 of the Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the RBI from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the RBI from time to time, for safeguarding the assets of the Bank and for preventing and detecting frauds and other irregularities, the selection and application of appropriate accounting policies, making judgments and estimates that are reasonable and prudent, and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, the management and the Board of Directors are responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls over financial reporting with reference to the Standalone Financial Statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management and the Board of Directors.

- Conclude on the appropriateness of the management and the Board of Directors use of the going concern basis of accounting in preparation of the Standalone Financial Statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern and

- Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

The Standalone Financial Statements of the Bank for the year ended 31 March 2025, were audited jointly by one of the joint auditors along with predecessor auditor, who vide their report dated 19 April 2025 had expressed an unmodified opinion on those Standalone Financial Statements.

Report on Other Legal and Regulatory Requirements

1. In our opinion, the Standalone Balance Sheet and the Standalone Profit and Loss account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

   (a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory.

   (b) The transactions of the Bank which have come to our notice have been within the powers of the Bank.

   (c) During the course of our audit, we have visited 51 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking systems, the audit is carried out centrally at the Bank's head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

   (d) The standalone profit and loss account for the year ended 31 March 2026 shows a true balance of the profits for the period covered by such account.



3. (A) As required by Section 143(3) of the Act, we report that:

    a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

    b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books, except for the matters stated in paragraph 3(B)(f) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended) ("the Rules").

    c) Reporting on the accounts of any branch office of the Bank is not applicable due to centralized banking system. Also refer paragraph 2(c) above in this regard.

    d) The Standalone Balance Sheet, the Standalone Profit and Loss Account, and the Standalone Cash Flow Statement dealt with by this Report are in agreement with the books of account.

    e) In our opinion, the aforesaid Standalone Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the applicable circulars, master directions and guidelines issued by the RBI from time to time.

    f) On the basis of the written representations received from the directors, taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2026 from being appointed as a director in terms of Section 164(2) of the Act.

    g) With respect to the maintenance of accounts and other matters connected therewith, reference is made to our comment in paragraph 3(A)(b) above on reporting under Section 143(3)(b) and paragraph 3(B)(f) below on reporting under Rule 11(g) of the Rules.

    h) With respect to the adequacy of the internal financial controls over financial reporting with reference to the Standalone Financial Statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

(B) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Rules, in our opinion and to the best of our information and according to the explanations given to us:

    a) The Bank has disclosed the impact of pending litigations as at 31 March 2026 on its financial position in its Standalone Financial Statements. Refer Schedule 12(I) and (II), Schedule 17(C)(18) and Schedule 18 note 18.5 and 31(b) to the Standalone Financial Statements.

    b) The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts. Refer Schedule 17(C)(9) and 17(C)(18), Schedule 18 Note 18.5 and 31(b) to the Standalone Financial Statements.

    c) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank during the year ended 31 March 2026.

    d) (i) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 35 to the Standalone Financial Statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

       (ii) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Schedule 18 note 35 to the Standalone Financial Statements, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(iii) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (i) and (ii) above, contain any material misstatement.

e) The final dividend paid by the Bank during the year, in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend. The interim dividend declared and paid by the Bank during the year and until the date of this audit report is in accordance with section 123 of the Act.

As stated in schedule 18(2) to the Standalone Financial Statements, the Board of Directors of the Bank have proposed the final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

f) Based on our examination, which included test checks, the Bank has used accounting softwares for maintaining its books of account which, along with access management tools, as applicable, have a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the respective softwares, except that in respect of the accounting software used for maintaining the core banking system, the feature of recording audit trail (edit log) facility was enabled at the database level to log any direct data changes from 4 March 2026 (also, refer Schedule 18 note 36 to the Standalone Financial Statements of the Bank).

Further, where the audit trail was enabled and operated for the respective accounting softwares, we did not come across any instance of audit trail feature being tampered with.

Additionally, where audit trail (edit log) facility was enabled and operated in the previous year, the audit trail has been preserved by the Bank as per the statutory requirements for record retention.

(C) In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

For B S R & Co. LLP Chartered Accountants Firm Registration No.: 101248W/W-100022	**For Batliboi & Purohit** Chartered Accountants Firm Registration No.: 101048W
Sudhir Soni Partner Membership No.: 041870 UDIN: 26041870IYZEJF2111	**Janak Mehta** Partner Membership No.: 116976 UDIN: 26116976MIURTJ9371
Place: Mumbai Date: 18 April 2026	Place: Mumbai Date: 18 April 2026



Annexure A to the Independent Auditor's Report of even date on the Standalone Financial Statements of HDFC Bank Limited for the year ended 31 March 2026

Report on the internal financial controls over financial reporting with reference to the aforesaid Standalone Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 3(A)(h) under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Opinion

We have jointly audited the internal financial controls over financial reporting with reference to Standalone Financial Statements of HDFC Bank Limited ("the Bank") as of 31 March, 2026 in conjunction with our audit of the Standalone Financial Statements of the Bank for the year ended on that date.

In our opinion, the Bank has, in all material respects, adequate internal financial controls over financial reporting with reference to Standalone Financial Statements and such internal financial controls over financial reporting were operating effectively as at 31 March 2026, based on the internal financial controls over financial reporting with reference to Standalone Financial Statements criteria established by the Bank considering the essential components of internal controls stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI (the "Guidance Note").

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The Bank's management and the Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls over financial reporting with reference to Standalone Financial Statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Bank's internal financial controls over financial reporting with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls over financial reporting with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to Standalone Financial Statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls over financial reporting with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls over financial reporting with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls over financial reporting with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls Over Financial Reporting with Reference to Standalone Financial Statements

The Bank's internal financial controls over financial reporting with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Standalone Financial Statements for external purposes in accordance with generally accepted accounting principles. The Bank's internal financial controls over financial reporting with reference to Standalone Financial Statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Standalone Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the Standalone Financial Statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting with Reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting with reference to Standalone Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial controls over financial reporting with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

Sudhir Soni
Partner
Membership No.: 041870
UDIN: 26041870IYZEJF2111

Place: Mumbai
Date: 18 April 2026

For Batliboi & Purohit
Chartered Accountants
Firm Registration No.: 101048W

Janak Mehta
Partner
Membership No.: 116976
UDIN: 26116976MIURTJ9371

Place: Mumbai
Date: 18 April 2026

STANDALONE BALANCE SHEET

As at March 31, 2026

(₹ in '000)

	Schedule	As at March 31, 2026	As at March 31, 2025
CAPITAL AND LIABILITIES			
Capital	1	15,393,368	7,652,222
Employees stock options / units outstanding	18 (4)	45,451,113	38,051,944
Reserves and surplus	2	5,568,164,645	4,968,542,229
Deposits	3	31,052,504,740	27,147,148,959
Borrowings	4	4,893,946,381	5,479,308,926
Other liabilities and provisions	5	2,073,403,061	1,461,285,166
Total		**43,648,863,308**	**39,101,989,446**
ASSETS			
Cash and balances with Reserve Bank of India	6	2,006,793,735	1,443,550,296
Balances with banks and money at call and short notice	7	977,869,726	952,156,416
Investments	8	8,842,014,656	8,363,596,736
Advances	9	29,371,662,693	26,196,086,171
Fixed assets	10	147,246,364	136,553,987
Other assets	11	2,303,276,134	2,010,045,840
Total		**43,648,863,308**	**39,101,989,446**
Contingent liabilities	12	34,179,458,972	26,474,170,018
Bills for collection		824,700,456	706,795,544

Significant accounting policies and notes to the Standalone Financial Statements 17 & 18
The schedules referred to above form an integral part of the Standalone Balance Sheet.

As per our report of even date.

For and on behalf of the Board

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.:
101248W/W-100022

Keki Mistry
Interim Part-Time Chairman
& Non-Executive
(Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-
Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief
Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

STANDALONE PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2026

(₹ in '000)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	**INCOME**			
	Interest earned	13	3,075,220,673	3,005,170,417
	Other income	14	625,325,654	456,322,818
	Total		**3,700,546,327**	**3,461,493,235**
II	**EXPENDITURE**			
	Interest expended	15	1,788,360,400	1,778,469,527
	Operating expenses	16	726,603,162	681,748,820
	Provisions and contingencies	18 (18.5)	438,869,832	327,801,307
	Total		**2,953,833,394**	**2,788,019,654**
III	**PROFIT**			
	Net profit for the year		746,712,933	673,473,581
	Balance in the Profit and Loss account brought forward		1,648,224,221	1,395,798,306
	Total		**2,394,937,154**	**2,069,271,887**
IV	**APPROPRIATIONS**			
	Transfer to Statutory Reserve		186,678,234	168,368,395
	Interim Dividend paid		38,365,651	-
	Transfer to General Reserve		74,671,294	67,347,358
	Transfer to Special Reserve		30,000,000	32,000,000
	Transfer to Capital Reserve		83,204,044	5,069,983
	Dividend pertaining to previous year paid during the year		168,694,100	148,261,930
	Balance carried over to Balance Sheet		1,813,323,831	1,648,224,221
	Total		**2,394,937,154**	**2,069,271,887**
V	**EARNINGS PER EQUITY SHARE (Face value ₹ 1/- per share)**	18 (30)	₹	₹
	Basic		48.62	44.15
	Diluted		48.40	43.95
	Significant accounting policies and notes to the Standalone Financial Statements	17 & 18		

The schedules referred to above form an integral part of the Standalone Profit and Loss Account.

As per our report of even date.

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.: 101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.: 101248W/W-100022

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

For and on behalf of the Board

Keki Mistry
Interim Part-Time Chairman
& Non-Executive
(Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief
Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

STANDALONE CASH FLOW STATEMENT

For the year ended March 31, 2026

(₹ in '000)

	Year ended March 31, 2026	Year ended March 31, 2025
Cash flows from operating activities:		
Profit after tax	746,712,933	673,473,581
Add: Provision for income tax (Refer schedule 18 (18.5))	204,973,977	211,306,979
Profit before income tax	**951,686,910**	**884,780,560**
Adjustments for:		
Depreciation on fixed assets	36,575,802	33,794,728
(Profit) / loss on revaluation of investments	(10,758,238)	2,683,978
Amortisation of premium / (discount) on investments	9,177,287	(278,677)
Profit on sale of fixed assets	(1,865,729)	(226,517)
(Profit) / loss on sale of investment in subsidiary	(91,794,014)	80,000
Provision / charge for non performing assets	114,168,024	127,153,073
Floating provisions	90,000,000	-
Provision / (write-back) for standard assets and contingencies	29,727,831	(10,658,745)
Dividend from subsidiaries	(22,422,058)	(21,870,101)
Employee stock options / units expense	19,710,698	18,907,034
	1,124,206,513	**1,034,365,333**
Adjustments for:		
Increase in investments	(491,165,993)	(1,302,003,741)
Increase in advances	(3,289,623,970)	(1,489,033,797)
Increase in deposits	3,905,355,781	3,349,286,195
Increase in other assets	(302,223,037)	(73,424,525)
Increase in other liabilities and provisions	490,029,153	106,340,648
	1,436,578,447	**1,625,530,113**
Direct taxes paid (net of refunds)	(200,408,542)	(173,757,076)
Net cash flows from operating activities	**1,236,169,905**	**1,451,773,037**
Cash flows from investing activities:		
Purchase of fixed assets	(31,435,316)	(31,986,944)
Proceeds from sale of fixed assets	4,297,624	904,484
Investment in subsidiaries	(808,662)	(13,097,695)
Proceeds from sale of investment in subsidiary (net of expenses)	98,060,000	1,920,000
Dividend from subsidiaries	22,422,058	21,870,101
Net cash flow from / (used in) investing activities	**92,535,704**	**(20,390,054)**

STANDALONE CASH FLOW STATEMENT

For the year ended March 31, 2026

(₹ in '000)

	Year ended March 31, 2026	Year ended March 31, 2025
Cash flows from financing activities:		
Proceeds from issue of share capital	51,085,048	63,464,973
Proceeds / (Repayments) of Tier 1 and Tier 2 capital instruments	-	-
Repayments of other borrowings (net)	(594,722,545)	(1,144,291,825)
Dividend paid	(207,059,751)	(148,261,930)
Net cash flow used in financing activities	**(750,697,248)**	**(1,229,088,782)**
Effect of fluctuation in foreign currency translation reserve	10,948,388	1,938,330
Net increase in cash and cash equivalents	**588,956,749**	**204,232,531**
Cash and cash equivalents at the beginning of the year	**2,395,706,712**	**2,191,474,181**
Cash and cash equivalents at the end of the year	**2,984,663,461**	**2,395,706,712**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date.

For and on behalf of the Board

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.:
101248W/W-100022

Keki Mistry
Interim Part-Time Chairman
& Non-Executive
(Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief
Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

SCHEDULE 1 - CAPITAL

(₹ in '000)

	Schedule	As at March 31, 2026	As at March 31, 2025
Authorised capital			
20,00,00,00,000 (31 March, 2025: 11,90,61,00,000) Equity Shares of ₹ 1/- each		20,000,000	11,906,100
Issued, subscribed and paid-up capital			
15,39,33,68,328 (31 March, 2025: 7,65,22,21,674) Equity Shares of ₹ 1/- each fully paid-up	18 (3)	15,393,368	7,652,222
Total		**15,393,368**	**7,652,222**

SCHEDULE 2 - RESERVES AND SURPLUS

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	**Statutory Reserve**			
	Opening balance		1,027,237,207	858,868,812
	Additions during the year	18 (5)	186,678,234	168,368,395
	Closing balance		**1,213,915,441**	**1,027,237,207**
II	**Capital Reserve**			
	Opening balance		103,011,767	97,941,784
	Additions during the year	18 (5)	83,204,044	5,069,983
	Closing balance		**186,215,811**	**103,011,767**
III	**Share Premium**			
	Opening balance		1,341,173,701	1,270,532,922
	Additions during the year		62,819,250	70,640,779
	Deductions during the year	18 (1)	(7,677,040)	-
	Closing balance		**1,396,315,911**	**1,341,173,701**
IV	**General Reserve**			
	Opening balance		610,854,126	538,526,919
	Additions during the year	18 (5)	75,184,515	72,327,207
	Closing balance		**686,038,641**	**610,854,126**
V	**Special Reserve**			
	Opening balance		294,681,815	262,681,815
	Additions during the year	18 (5)	30,000,000	32,000,000
	Closing balance		**324,681,815**	**294,681,815**

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
VI	**Amalgamation Reserve - I**			
	Opening balance		10,635,564	10,635,564
	Additions / (deductions) during the year		-	-
	Closing balance	18 (5)	**10,635,564**	**10,635,564**
VII	**Amalgamation Reserve - II**			
	Opening balance		(139,470,590)	(139,470,590)
	Additions / (deductions) during the year		-	-
	Closing balance	18 (5)	**(139,470,590)**	**(139,470,590)**
VIII	**Investment Reserve Account**			
	Opening balance		-	5,294,222
	Deductions during the year	18 (5)	-	(5,294,222)
	Closing balance		**-**	**-**
IX	**Investment Fluctuation Reserve**			
	Opening balance		55,614,222	50,320,000
	Additions during the year	18 (5)	-	5,294,222
	Closing balance		**55,614,222**	**55,614,222**
X	**Foreign Currency Translation Reserve**			
	Opening balance		10,739,410	8,801,080
	Additions during the year		10,948,388	1,938,330
	Closing balance	18 (5)	**21,687,798**	**10,739,410**
XI	**Cash Flow Hedge Reserve**			
	Opening balance		(327,309)	8,403,145
	Deductions during the year		(85,944)	(8,730,454)
	Closing balance	18 (5)	**(413,253)**	**(327,309)**
XII	**AFS Reserve**			
	Opening balance		6,168,095	-
	Additions / (deductions) during the year		(6,548,641)	6,168,095
	Closing balance	18 (5)	**(380,546)**	**6,168,095**
XIII	**Balance in Profit and Loss Account**		**1,813,323,831**	**1,648,224,221**
	Total		**5,568,164,645**	**4,968,542,229**

SCHEDULES TO THE STANDALONE BALANCE SHEET

As at March 31, 2026

SCHEDULE 3 - DEPOSITS

(₹ in '000)

				Schedule	As at March 31, 2026	As at March 31, 2025
A	I		**Demand deposits**			
		(i)	From banks		33,812,671	41,498,542
		(ii)	From others		3,511,140,008	3,099,437,830
			Total (i+ii)		**3,544,952,679**	**3,140,936,372**
	II		**Savings bank deposits**		**7,058,018,567**	**6,304,666,061**
	III		**Term deposits**			
		(i)	From banks		331,052,975	325,992,858
		(ii)	From others		20,118,480,519	17,375,553,668
			Total (i+ii)		**20,449,533,494**	**17,701,546,526**
			Total (I+II+III)		**31,052,504,740**	**27,147,148,959**
B	I		**Deposits of branches in India**		30,831,814,015	26,906,095,755
	II		**Deposits of branches outside India**		220,690,725	241,053,204
			Total (I+II)		**31,052,504,740**	**27,147,148,959**

Deposits include lien marked deposits of ₹ 348,550.74 crore (previous year: ₹ 368,707.83 crore).

SCHEDULE 4 - BORROWINGS

(₹ in '000)

			Schedule	As at March 31, 2026	As at March 31, 2025
I		**Borrowings in India**			
	(i)	Reserve Bank of India		100,000,000	63,350,000
	(ii)	Other banks		242,165,838	498,422,662
	(iii)	Other institutions and agencies		1,056,584,473	1,070,858,321
	(iv)	Tier 1 and Tier 2 capital instruments		250,269,347	250,761,891
	(v)	Other bonds and debentures		2,076,150,433	2,391,764,562
		Total		**3,725,170,091**	**4,275,157,436**
II		**Borrowings outside India**		**1,168,776,290**	**1,204,151,490**
		Total (I+II)		**4,893,946,381**	**5,479,308,926**

Secured borrowings included in I and II above: Nil (previous year: Nil) except borrowings of ₹ 10,000.00 crore (previous year: ₹ 13,039.60 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Bills payable		145,755,936	136,557,423
II	Interest accrued		247,446,487	235,192,453
III	Contingent provisions against standard assets		116,207,694	108,629,049
IV	Others (including provisions)	18 (19)	1,563,992,944	980,906,241
	Total		**2,073,403,061**	**1,461,285,166**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Cash in hand (including foreign currency notes)		131,855,299	121,276,593
II	Balances with Reserve Bank of India			
	(a) In current accounts		1,242,298,436	1,320,273,703
	(b) In other accounts		632,640,000	2,000,000
	Total (a+b)		**1,874,938,436**	**1,322,273,703**
	Total (I+II)		**2,006,793,735**	**1,443,550,296**

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	**In India**			
(i)	Balances with banks			
	(a) In current accounts		1,173,450	1,769,908
	(b) In other deposit accounts		21,369	172,289
	Total (a+b)		**1,194,819**	**1,942,197**
(ii)	Money at call and short notice			
	(a) With banks		-	-
	(b) With other institutions		379,796,856	309,634,683
	Total (a+b)		**379,796,856**	**309,634,683**
	Total (i+ii)		**380,991,675**	**311,576,880**
II	**Outside India**			
(i)	In current accounts		127,278,178	190,673,763
(ii)	In other deposit accounts		218,863,903	124,262,164
(iii)	Money at call and short notice		250,735,970	325,643,609
	Total (i+ii+iii)		**596,878,051**	**640,579,536**
	Total (I+II)		**977,869,726**	**952,156,416**

365

SCHEDULES TO THE STANDALONE BALANCE SHEET

As at March 31, 2026

SCHEDULE 8 - INVESTMENTS

(₹ in '000)

			Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	**Investments in India in**				
	(i)	Government securities		7,810,550,681	7,652,301,388
	(ii)	Other approved securities		-	-
	(iii)	Shares		41,994,270	36,447,757
	(iv)	Debentures and bonds		343,917,008	287,230,834
	(v)	Subsidiaries / joint ventures		133,433,150	138,939,093
	(vi)	Others (Units of Mutual funds / AIFs / REITs, Certificate of deposits, Commercial Paper, PTCs and Security receipts)		277,134,537	224,660,233
	Total			**8,607,029,646**	**8,339,579,305**
II	**Investments outside India in**				
	(i)	Government securities (including local authorities)		190,088,830	9,180,892
	(ii)	Subsidiaries / joint ventures abroad		54,061	54,061
	(iii)	Other investments:			
		(a) Shares		1,083,510	964,701
		(b) Debentures and bonds		43,758,609	13,817,777
	Total			**234,985,010**	**24,017,431**
	Total (I+II)			**8,842,014,656**	**8,363,596,736**

SCHEDULE 9 - ADVANCES

(₹ in '000)

			Schedule	As at March 31, 2026	As at March 31, 2025
A	(i)	Bills purchased and discounted		491,258,030	349,646,089
	(ii)	Cash credits, overdrafts and loans repayable on demand		8,531,271,929	7,092,052,542
	(iii)	Term loans		20,349,132,734	18,754,387,540
	Total			**29,371,662,693**	**26,196,086,171**
	Net of Bills Rediscounted: ₹ 4,600.00 crore (previous year: Nil) and Inter Bank Participatory Certificates of ₹ 46,680.00 crore (previous year: ₹ 77,703.73 crore)				
B	(i)	Secured by tangible assets*		22,520,829,022	20,064,100,012
	(ii)	Covered by bank / government guarantees		531,456,804	605,433,986
	(iii)	Unsecured		6,319,376,867	5,526,552,173
	Total			**29,371,662,693**	**26,196,086,171**

** Including advances against book debts*

(₹ in '000)

			Schedule	As at March 31, 2026	As at March 31, 2025
C	I	**ADVANCES IN INDIA**			
		(i) Priority sector		11,390,461,714	8,785,988,737
		(ii) Public sector		1,521,159,568	1,214,696,329
		(iii) Banks		18,979,154	21,224,114
		(iv) Others		15,979,078,444	15,712,591,082
		Total		**28,909,678,880**	**25,734,500,262**
C	II	**ADVANCES OUTSIDE INDIA**			
		(i) Due from banks		5,556,587	27,698,862
		(ii) Due from others:			
		(a) Bills purchased and discounted		12,070,890	5,441,025
		(b) Syndicated loans		22,796,440	5,817,254
		(c) Others		421,559,896	422,628,768
		Total		**461,983,813**	**461,585,909**
		Total (I+II)		**29,371,662,693**	**26,196,086,171**

SCHEDULE 10 - FIXED ASSETS

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	**Premises** *(including land)*			
	Gross block			
	At cost on 31st March of the preceding year		50,462,338	45,179,729
	Additions during the year		10,142,268	5,843,490
	Deductions during the year		(2,725,816)	(560,881)
	Total		**57,878,790**	**50,462,338**
	Depreciation			
	As at 31st March of the preceding year		15,313,493	13,897,188
	Charge for the year		2,191,928	1,831,059
	On deductions during the year		(817,426)	(414,754)
	Total		**16,687,995**	**15,313,493**
	Net block		**41,190,795**	**35,148,845**

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
II	**Other fixed assets** *(including furniture and fixtures)*			
	Gross block			
	At cost on 31st March of the preceding year		261,490,479	224,005,298
	Additions during the year		39,578,328	51,196,574
	Deductions during the year		(13,084,271)	(13,711,393)
	Total		**287,984,536**	**261,490,479**
	Depreciation			
	As at 31st March of the preceding year		160,085,337	141,297,961
	Charge for the year		34,404,396	31,966,929
	On deductions during the year		(12,560,766)	(13,179,553)
	Total		**181,928,967**	**160,085,337**
	Net block		**106,055,569**	**101,405,142**
	Total		**147,246,364**	**136,553,987**

Charge includes effect of foreign currency translation.

SCHEDULE 11 - OTHER ASSETS

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Interest accrued		288,318,547	290,278,036
II	Advance tax / tax deducted at source (net of provisions)		124,052,040	153,846,089
III	Stationery and stamps		470,340	653,834
IV	Non banking assets acquired in satisfaction of claims		8,291,826	9,912,393
V	Bond and share application money pending allotment		50,039	-
VI	Security deposit for commercial and residential property		10,196,014	10,005,339
VII	Others	18 (21)	1,871,897,328	1,545,350,149
	Total		**2,303,276,134**	**2,010,045,840**

SCHEDULE 12 - CONTINGENT LIABILITIES

(₹ in '000)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Claims against the bank not acknowledged as debts - taxation		50,640,067	37,327,236
II	Claims against the bank not acknowledged as debts - others		1,086,045	1,214,910
III	Liability for partly paid investments		-	-
IV	Liability on account of outstanding forward exchange contracts		22,094,905,561	12,934,924,742
V	Liability on account of outstanding derivative contracts		9,016,697,956	10,986,775,591
VI	Guarantees given on behalf of constituents - in India		1,891,845,759	1,492,273,572
	- outside India		1,785,338	2,505,328
VII	Acceptances, endorsements and other obligations		1,018,840,890	966,848,695
VIII	Other items for which the Bank is contingently liable		103,657,356	52,299,944
	Total		**34,179,458,972**	**26,474,170,018**

SCHEDULES TO THE STANDALONE PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2026

SCHEDULE 13 - INTEREST EARNED

(₹ in '000)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Interest / discount on advances / bills		2,397,624,586	2,384,444,278
II	Income on investments		589,453,778	533,196,899
III	Interest on balance with RBI and other inter-bank funds		26,746,958	25,063,136
IV	Others		61,395,351	62,466,104
	Total		**3,075,220,673**	**3,005,170,417**

SCHEDULE 14 - OTHER INCOME

(₹ in '000)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Commission, exchange and brokerage		348,759,371	318,985,521
II	Profit / (loss) on sale of investments (net)		128,608,195	20,227,183
III	Profit / (loss) on revaluation of investments (net)		10,758,238	(2,683,978)
IV	Profit / (loss) on sale of building and other assets (net)		3,486,573	1,568,130
V	Profit / (loss) on exchange / derivative transactions (net)		64,599,923	49,190,377
VI	Income earned by way of dividends from subsidiaries and / or joint ventures abroad / in India		22,422,058	21,870,101
VII	Miscellaneous income		46,691,296	47,165,484
	Total		**625,325,654**	**456,322,818**

SCHEDULE 15 - INTEREST EXPENDED

(₹ in '000)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Interest on deposits		1,383,752,068	1,252,706,143
II	Interest on RBI / inter-bank borrowings		403,519,699	524,697,574
III	Other interest		1,088,633	1,065,810
	Total		**1,788,360,400**	**1,778,469,527**

SCHEDULE 16 - OPERATING EXPENSES

(₹ in '000)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Payments to and provisions for employees		260,501,479	239,005,294
II	Rent, taxes and lighting		35,099,659	31,313,950
III	Printing and stationery		7,059,014	8,414,626
IV	Advertisement and publicity		2,696,985	5,917,829
V	Depreciation on bank's property		36,575,802	33,794,728
VI	Directors' fees / remuneration, allowances and expenses		114,981	101,367
VII	Auditors' fees and expenses		121,080	129,379
VIII	Law charges		3,683,321	3,474,462
IX	Postage, telegram, telephone etc.		8,444,679	9,018,281
X	Repairs and maintenance		45,575,872	38,204,289
XI	Insurance		38,393,776	32,667,788
XII	Other expenditure*		288,336,514	279,706,827
	Total		**726,603,162**	**681,748,820**

* Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

As at March 31, 2026

SCHEDULE 17 – SIGNIFICANT ACCOUNTING POLICIES APPENDED TO AND FORMING PART OF THE STANDALONE FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2026

A BACKGROUND

HDFC Bank Limited ('HDFC Bank' or the 'Bank'), incorporated in Mumbai, India is a publicly held banking company engaged in providing a range of banking and financial services including retail banking, wholesale banking and treasury operations. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai, Singapore and an Offshore Banking Unit at International Financial Service Centre (IFSC) in GIFT City, India. The financial accounting systems of the Bank are centralised and, therefore, accounting returns are not required to be submitted by branches of the Bank.

B BASIS OF PREPARATION

The standalone financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('Indian GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the Reserve Bank of India ('RBI') from time to time (RBI guidelines), Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021 as amended, in so far as they apply to banks. Accounting policies have been consistent with the previous year except otherwise stated.

Use of estimates

The preparation of financial statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of

any revision in the accounting estimates is recognised prospectively from the period of change.

C SIGNIFICANT ACCOUNTING POLICIES

1. Investments

Classification:

In accordance with the RBI guidelines on classification, valuation and operation of investment portfolio by Banks, investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories (hereinafter called "categories"). "Held for Trading" ('HFT') is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorised in a distinct category called Group Companies ("Group Cos."). Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments which the Bank intends to hold till maturity and whose contractual terms gives rise to cash flows that are solely payment of principal and interest on principal outstanding (SPPI) are classified under HTM category. All investments in subsidiaries / associates / joint ventures are classified under the category of Group Companies ("Group Cos."). Investments which the Bank acquires with an objective that is achieved by both collecting contractual cash flows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under AFS category. On initial recognition, the Bank makes an irrevocable selection to classify an equity instrument, that is not held with the objective of trading, under AFS. Investments not classified in any of the above categories are classified under FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI. Reclassification of investments between categories (viz. HTM, AFS and FVTPL) if any is carried out only after, prior approval of the Board of Directors and the RBI and the same is accounted for in accordance with the RBI guidelines. Due to subsequent listing of equity shares, Bank transfers such securities from FVTPL to HFT. Such reclassification to HFT sub-category will not require approvals mentioned in RBI guidelines.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Profit and Loss Account and are not included in the cost of acquisition.

Valuation:

In accordance with the norms on investments:

- Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to AFS Reserve without routing through the Profit and Loss Account.

- Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

- Unquoted Government of India securities, State Government securities, bonds and debentures and special bonds such as oil bonds, fertilizer bonds etc. issued by the Government of India are valued as per the prices published by FBIL or FIMMDA. The valuation of other unquoted fixed income securities for which price is not published (viz. other approved securities and bonds and debentures) and preference shares is done with appropriate mark-up, i.e., applicable FIMMDA published credit spreads over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

- Unquoted equity shares are valued at the break-up value, ascertained from the company's latest balance sheet. The date as on which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund.

- Treasury bills, commercial papers and certificates of deposits being discounted instruments are valued at carrying cost.

- Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

- Investments in unquoted units of Alternative Investment Fund (AIF) are valued at NAV provided by the AIF based on its financial statements. Where an AIF fails to carry out and disclose the valuation of its investments by an independent valuer as per the frequency mandated by SEBI, the value of its units is treated as ₹ 1. In case AIF is not registered under SEBI (Alternative Investment Fund) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as ₹ 1.

- Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spreads as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

- Investments classified under HTM and Group Cos. category are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for.

- For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security on a constant yield-to-maturity basis. However, any discount or premium on acquisition of perpetual debt security is accreted or amortised upto the earliest call date. Such accretion or amortisation of discount or premium is classified under interest income from investments.



- The investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3:

  - Level 1 Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

  - Level 2 Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

  - Level 3 Financial Instruments are valued using unobservable inputs.

- All investments are measured at fair value on initial recognition. Unless facts and circumstances suggest that the fair value is materially different from the acquisition cost, it is presumed that the acquisition cost is the fair value. In case of Level 1 and Level 2 instruments, when acquisition cost is not equal to fair value, any Day 1 gain / loss is recognised in the Profit and Loss Account. In case of Level 3 instruments, any Day 1 loss is recognised immediately in the Profit and Loss Account whereas any Day 1 gain is deferred. In case of Level 3 debt instruments, the Day 1 gain is amortised on a straight-line basis up to the maturity date (or earliest call date for perpetual instruments), while for unquoted Level 3 equity instruments, the gain is set aside as a liability until the security is listed or derecognised.

- Non-performing investments (NPIs) are identified, and provision is made thereon based on the RBI guidelines. Provision for NPIs is not set-off against appreciation in respect of performing investments. Appreciation, if any, in the value of a NPI is not recognised. Income on NPIs is not recognised until received.

Disposal of investments:

In accordance with the norms on investments, Profit / Loss on sale of investments under the aforesaid categories is recognised in the Profit and Loss Account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from AFS Reserve to the Capital Reserve. The profit from sale of investment under HTM and Group Cos. categories, net-off taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve", in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked to market and the resultant MTM profit or loss, is taken to the Profit and Loss Account. Profit / Loss on short sale is recognised on settlement date.

2. Repurchase and reverse repurchase transactions

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and lending (lending above 14 days tenor reported as advances) respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3. Advances

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

The Bank classifies its loans and investments, including overseas branches and overdues from crystallised derivative contracts, into performing assets and non-performing assets (NPAs) in accordance with RBI guidelines. Further, the NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Provisioning:

Specific loan loss provision in respect of non-performing advances is made based on management's assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank's policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs, but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, that slippage of a specific advance or a group of advances or exposures or potential exposures is possible. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank's policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. ('ECGC') guidelines and provisioning is made in respect of that country where the net funded exposure is 1 percent or more of the Bank's total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made in accordance with the said RBI guidelines. Restructured assets involving compromise settlements, where the time for payment of the agreed settlement amount exceeds three months are classified and provided for in accordance with the guidelines issued by the RBI from time to time.

The restructured loans are upgraded into standard category as per the extant RBI guidelines. Further, in respect of restructuring of loans pertaining to projects under implementation, the asset classification and necessary provision thereon is made in accordance with the RBI guidelines.

4. **Securitisation and transfer of assets**

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Bank recognises profit upon receipt of the funds and loss is recognised at the time of sale. Unrealised gains associated with expected future margin income is recognised in Profit and Loss Account on receipt, after absorbing losses, if any.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by Securitisation Company ('SC') / Reconstruction Company ('RC') exceeds the net book value of the loan at the time of transfer. Where the sale consideration is comprised of only cash and SRs guaranteed by the Government of India, the excess provision is credited to the Profit and Loss Account in the year of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the bank in SRs issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net



asset value declared by the SC / RC and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Bank.

The Bank invests in PTCs issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Bank also buys loans through the direct assignment route which are classified as advances. PTCs are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

5. Fixed assets (Property, Plant and Equipment) and depreciation

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. The cost of an item of fixed asset is recognised as an asset if, and only if: (a) it is probable that future economic benefits associated with the item will flow to the enterprise; and (b) the cost of the item can be measured reliably. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis except for freehold land. The management believes that the useful life of assets assessed by the Bank, pursuant to Part C of Schedule II to

the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:

Asset	Useful life
Owned Premises	60 years
Automated Teller Machines (ATMs)*	10 years
Electrical equipments and installations*	6 to 8 years
Office equipments	3 to 6 years
Computers	3 years
Modems, routers, switches, servers, network and related IT equipments	3 to 6 years
Motor cars*	4 years
Safe deposit lockers	21 years
Furniture and fittings	10 to 16 years

*Useful life as assessed by the Bank which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

- Lease hold land is depreciated over the period of lease.

- Improvements to lease hold premises are amortised over the remaining period of lease.

- Software and system development expenditure is amortised over a period upto 5 years.

- Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years.

- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.

- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.

- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve.

6. Non-Banking Assets

Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net realisable value.

7. Impairment of assets

The Bank assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

8. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) at the monthly average closing rates.

Outstanding foreign currency monetary items of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) as at the Balance Sheet date and the resulting net revaluation profit / loss is recognised in the Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS-11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI as at the Balance Sheet date.

9. Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e., greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs, and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit / loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit / loss on valuation is recognised in the Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Bank makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

10. Revenue recognition

Interest income is recognised in the Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

Income from units of mutual funds / AIF is recognised on cash basis.

Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

11. Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme ('the Scheme') provides for the grant of options to acquire equity shares

of the Bank to its employees and whole time directors. The Employee Stock Incentive Master Scheme-2022 (ESIS-2022) provides for the grant of Restricted Stock Units (units) to acquire equity shares of the Bank to its employees and whole-time directors. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Bank followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021 is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using 'Black-Scholes model'.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

The Bank has an obligation towards gratuity, a defined benefit retirement plan, covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous years of service, and is in the form of lump sum amount, without an upper limit, equivalent to 15 days' basic salary payable for each completed year of service to all eligible employees on resignation, retirement or death while in employment or on termination of employment, except in respect of employees of eHDFC Limited, where the vesting is equivalent to one month's basic salary for each completed year of service till the effective date of amalgamation.

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the 'New Labour Codes'. Accordingly, gratuity is determined as the higher of the obligation computed under the New Labour Codes, subject to a statutory ceiling of ₹ 20 lacs, and the obligation computed as aforesaid without an upper limit.

The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees. The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entail assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain / loss is recognised in the Profit and Loss Account.

Superannuation:

The Bank has a Superannuation Plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee's eligible annual basic salary (15% for the whole - time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff)) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Provident fund:

The Bank is covered under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 read with New Labour codes and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee's basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee's basic salary up to a maximum salary level of ₹ 15,000/- per month for Employee Pension Scheme (EPS) members, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% employer's share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.

Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India ("IAI") and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees' salaries. The Bank's obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension System (NPS):

In respect of employees who opt for contribution to the NPS, the Bank contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution and recognises such contributions as an expense in the year incurred.

12. Debit and credit cards reward points

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

13. Bullion

The Bank imports bullion including precious metal bars on a consignment basis or through exchange (India International Bullion Exchange – GIFT City). The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as ''Other Income''.

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

14. Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

15. Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised as expense in the Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases.

16. Earnings per share

The Bank reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue and share split. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the year except where the results are anti-dilutive.

17. Income tax

Income-tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. Current tax expense is determined in accordance with the relevant provisions of the Income-Tax Act, 1961 and rules framed thereunder and considering the material principles set out in the Income Computation and Disclosure Standards to the extent applicable. Deferred tax expense is determined as per AS-22, Accounting for Taxes on Income. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date. In accordance with paragraph 2A of AS-22, the Bank has neither recognised nor disclosed deferred tax assets or liabilities in respect of Pillar Two income taxes.

Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the Bank has a legal right to off-set and when the Bank intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

18. **Accounting for provisions, contingent liabilities and contingent assets**

In accordance with AS-29, "Provisions, Contingent Liabilities and Contingent Assets", the Bank recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

- a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Bank; or

- a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

19. **Cash and cash equivalents**

Cash and cash equivalents include cash, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

20. **Interest expense**

Interest expense on deposits accepted and borrowings is recognised in the Profit and Loss Account on an accrual basis, in accordance with the terms of the respective deposits and borrowings.

21. **Share issue expenses**

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

22. **Corporate social responsibility**

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

SCHEDULE 18 - SCHEDULES FORMING PART OF THE STANDALONE FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2026

Amounts in notes forming part of the standalone financial statements for the year ended March 31, 2026 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

1. Bonus issue

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1/- each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025, by utilisation of share premium. All shares and per share information in the financial statements reflect the effect of bonus shares issuance retrospectively. Further, pursuant to the shareholders' approval obtained through the postal ballot, the Bank has increased its authorised share capital to 2,000.00 crore (20,00,00,00,000 shares of ₹ 1/- each) during the year ended March 31, 2026.

2. Interim and Proposed dividend

The Bank paid special interim dividend of ₹ 5.00 per equity share (pre-bonus) approved by Board of Directors at its meeting held on July 19, 2025, amounting to ₹ 3,836.57 crore. The Board of Directors, at its meeting held on April 18, 2026, proposed a final dividend of ₹ 13.00 per equity share, subject to the approval of shareholders at the ensuing Annual General Meeting. Adjusted for the bonus issue, total dividend per equity share for the financial year 2025-26 is ₹ 15.50 (previous year: ₹ 11.00) and the total dividend aggregates to ₹ 23,847.94 crore (previous year ₹ 16,869.41 crore). In terms of the AS-4 "Contingencies and events occurring after the balance sheet date", the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. Effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio.

3. Capital adequacy

The Bank's capital to risk-weighted assets ratio ('Capital Adequacy Ratio') is calculated in accordance with the RBI guidelines on Basel III capital regulations ('Basel III'). The minimum capital ratio requirement under Basel III is as follows:

		(% of RWAs)
Minimum ratio of capital to risk-weighted assets (RWAs)	**As at March 31, 2026**	As at March 31, 2025
Common Equity Tier 1 (CET 1)	8.4	8.2
Tier 1 capital	9.9	9.7
Total capital	**11.9**	**11.7**

The above minimum ratios include Capital Conservation Buffer (CCB) and additional requirement for the bank on account of being designated as Domestic-Systemically Important Bank (D-SIB) is 0.40% effective April 01, 2025 (previous year: 0.20%).

The Bank's capital adequacy ratio computed under Basel III is given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
CET 1 capital	514,070.42	458,210.41
Additional Tier 1 capital	13,212.50	12,256.50
Tier 1 capital	527,282.92	470,466.91
Tier 2 capital	58,933.47	49,575.61
Total capital	**586,216.39**	**520,042.52**
Total risk weighted assets	**2,974,116.57**	**2,660,003.89**
Capital adequacy ratios under Basel III		
CET 1	17.28%	17.23%
Tier 1	17.73%	17.69%
Tier 2	1.98%	1.86%
Total	**19.71%**	**19.55%**
Leverage Ratio	10.99%	10.91%
Percentage of the shareholding of Government of India	Nil	Nil
Amount of paid-up equity capital raised during the year	6.41	5.53
Amount of non-equity Tier 1 capital raised during the year, of which:	**Nil**	**Nil**
Basel III compliant Perpetual Debt instrument	Nil	Nil
Amount of Tier 2 capital raised during the year, of which:	**Nil**	**Nil**
Basel III compliant Cumulative Subordinated bonds	Nil	Nil

As on March 31, 2026, the Bank's subordinated and perpetual debt capital instruments amounted to ₹ 22,000.00 crore (previous year: ₹ 22,000.00 crore) and ₹ 13,222.50 crore (previous year: ₹12,286.50 crore) respectively. In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 and Net Stable Funding Ratio (NSFR) disclosures under the Basel III Framework. These disclosures would be available on the Bank's website at the following link: https://www.hdfc.bank.in/about-us/regulatory-disclosures. These disclosures have not been subjected to audit by the statutory auditors of the Bank.

Capital infusion

During the year ended March 31, 2026, the Bank allotted 6,41,06,893 equity shares (previous year: 5,53,11,012 equity shares) aggregating to face value of ₹ 6.41 crore (previous year: ₹ 5.53 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 6.41 crore (previous year: ₹ 5.53 crore) and the share premium increased by ₹ 5,102.09 crore (previous year: ₹ 6,340.97 crore).


The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance	765.22	759.69
Addition pursuant to stock options / units exercised	6.41	5.53
Addition pursuant to Bonus issue (Refer schedule 18 (1))	767.71	-
Closing balance	1,539.34	765.22

4. Employees Stock Options / Units Outstanding

The cost of stock-based compensation is determined using the fair value method based on the Black-Scholes model. For the year ended March 31, 2026, an amount of ₹ 1,971.07 crore (previous year: ₹ 1,890.70 crore) is recognised in the Profit and Loss Account and credited to Employees Stock Options / Units Outstanding account.

During the year ended March 31, 2026, on exercise of share-linked instruments, an amount of ₹ 1,179.83 crore (previous year: ₹ 723.11 crore) is transferred from Employees Stock Options / Units Outstanding to share premium and on lapses of share-linked instruments, an amount of ₹ 51.32 crore (previous year: ₹ 15.11 crore) is transferred from Employees Stock Options / Units Outstanding to General reserve.

Accounting for employee share based payments

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013, Plan "G" in July 2016 and Plan "H" in August 2024. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by the Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Governance, Nomination and Remuneration Committee of the Board ('GNRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the units are issued at the face value of the equity share of ₹ 1/- each. The vesting conditions applicable to the options / units are at the discretion of the GNRC. These options / units are exercisable on vesting, for a period as set forth by the GNRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of vesting period.

Pursuant to the issuance of bonus shares in the ratio of 1:1 approved by the shareholders on July 19, 2025, stock options / units and the exercise price of options were proportionately adjusted.

a) **Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units.**

- Movement in the options outstanding under the various Employee Stock Option Plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	28,27,49,020	706.62	35,13,18,848	653.97
Granted during the year	3,93,33,316	965.16	4,62,93,320	864.92
Exercised during the year	8,05,42,270	634.70	10,59,10,094	599.21
Forfeited during the year	54,54,290	825.04	79,54,956	740.71
Lapsed during the year	21,21,738	678.92	9,98,098	639.63
Outstanding at the end of the year	23,39,64,038	772.53	28,27,49,020	706.62
Options exercisable	12,87,74,138	691.48	16,26,71,074	639.96

The stock options were exercised regularly throughout the period and weighted average share price, as on exercise date, as per National Stock Exchange price volume data, adjusted for bonus issue, during the year ended March 31, 2026 was ₹ 971.45 (previous year: ₹ 832.93).

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme are as under:

Particulars	Number of units	Weighted average exercise price (₹)	Number of units	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	2,97,70,856	1.00	2,34,43,608	1.00
Granted during the year	1,21,03,168	1.00	1,25,09,150	1.00
Exercised during the year	83,82,710	1.00	47,11,930	1.00
Forfeited during the year	14,17,772	1.00	13,67,662	1.00
Lapsed during the year	3,53,842	1.00	1,02,310	1.00
Outstanding at the end of the year	3,17,19,700	1.00	2,97,70,856	1.00
Units exercisable	28,86,168	1.00	24,14,396	1.00

The units were exercised regularly throughout the period and weighted average share price, as on exercise date, as per National Stock Exchange price volume data, adjusted for bonus issue, during the year ended March 31, 2026 was ₹ 970.40 (previous year: ₹ 864.39).

b) **Scheme details:**

The following table summarizes the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average remaining life of options (in years)	Weighted average exercise price (₹)
Plan E	89,61,100	818.45	4.00	818.45
Plan F	2,14,32,440	818.45	3.98	818.45
Plan G	8,75,35,624	617.9 to 836.55	2.37	705.14
Plan H	8,14,71,576	838.65 to 966.5	5.70	913.32
e-HDFC 2007	88,822	127.92	-	127.92
e-HDFC 2008	81,884	80.40	-	80.40
e-HDFC 2014	24,966	301.98	-	301.98
e-HDFC 2017	2,85,600	621.08	1.17	621.08
e-HDFC 2020	3,40,82,026	538.32 to 767.64	1.63	573.08

- The following table summarizes the information about units outstanding as at March 31, 2026:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average remaining life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	3,17,19,700	1.00	2.45	1.00

- The following table summarizes the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average remaining life of options (in years)	Weighted average exercise price (₹)
Plan E	95,87,360	818.45	4.96	818.45
Plan F	2,29,81,360	818.45	4.94	818.45
Plan G	14,99,62,586	441.43 to 836.55	2.48	684.42
Plan H	4,51,45,720	838.65 to 867.1	6.06	866.57
e-HDFC 2007	88,822	127.92	-	127.92
e-HDFC 2008	81,884	80.40	-	80.40
e-HDFC 2014	24,966	301.98	-	301.98
e-HDFC 2017	4,68,064	467.22 to 621.08	1.48	575.53
e-HDFC 2020	5,44,08,258	538.32 to 767.64	2.58	571.37

- The following table summarizes the information about Units outstanding as at March 31, 2025:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average remaining life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	2,97,70,856	1.00	2.39	1.00

c) Fair Value on the grant date:

The fair value at grant date is determined using "Black-Scholes Model" which takes into account the exercise price, term of the option, share price at grant date and expected price volatility of the underlying shares, expected dividend yield and the risk-free interest rate for the term of the option / units.

Expected volatility is based on GARCH volatility forecasting model using historical stock price of Bank shares.

The weighted average fair value of options granted during the year ended March 31, 2026 was ₹ 292.15 (previous year: ₹ 270.12) and of units granted during the year ended March 31, 2026 was ₹ 937.54 (previous year: ₹ 848.04).

The assumptions considered in the model for valuing the ESOPs and RSUs granted during the year ended are given below:

Particulars	March 31, 2026		March 31, 2025	
	ESOP	RSU	ESOP	RSU
Dividend yield	0.75% to 1.28%	1.18% to 1.43%	0.77% to 1.36%	0.83% to 1.58%
Expected volatility	18.77% to 26.42%	15.98% to 21.26%	21.64% to 27.7%	20.05% to 24.95%
Risk-free interest rate	6.05% to 6.77%	5.78% to 6.39%	6.73% to 7.19%	6.82% to 6.88%
Expected life of the options	1 to 8 Years	1 to 5 Years	1 to 8 Years	1 to 5 Years

5. Reserves and Surplus

Statutory Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of ₹ 18,667.82 crore (previous year: ₹ 16,836.84 crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines.

General Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of ₹ 7,467.13 crore (previous year: ₹ 6,734.74 crore) out of profits for the year to the General Reserve. Further, the Bank has transferred ₹ 51.32 crore (previous year: ₹ 15.11 crore) from Employee Stock Options Outstanding to General Reserve on lapses of share-linked instruments.

During the previous year, on transition to the revised norms on the classification, valuation and operation of Investment portfolio of Banks, which became applicable from April 01, 2024 (herein after referred as 'revised norms on investments'), the Bank recognised a net gain of ₹ 482.87 crore (net of tax ₹ 127.00 crore) which was credited to General Reserve.

Special Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of ₹ 3,000.00 crore (previous year: ₹ 3,200.00 crore) to the Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961.



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

The net debit balance of ₹ 13,947.06 crore includes: (i) ₹ 59.25 crore representing the excess of net assets taken over the paid-up value of equity shares issued as consideration, and (ii) excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore, pursuant to amalgamation of eHDFC Limited with the Bank during FY 2023-24.

Capital Reserve

During the year ended March 31, 2026, the Bank has made an of appropriation ₹ 8,320.40 crore (previous year: ₹ 507.00 crore), representing the profit on sale of investments classified under HTM and Group Cos. categories and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve.

Investment Reserve Account

In the previous year, on transition to the revised norms on investments, the Bank transferred ₹ 529.42 crore from the Investment Reserve Account (IRA) to Investment Fluctuation Reserve (IFR).

Investment Fluctuation Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of Nil (previous year: Nil) to IFR. As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their AFS and FVTPL investment portfolios. The balance in the IFR as at March 31, 2026 is 2.67% (previous year: 2.55%) of the Bank's AFS and FVTPL investment portfolios.

In the previous year, on transition to the revised norms on investments, the Bank transferred ₹ 529.42 crore from the IRA to IFR.

Foreign Currency Translation Reserve

As at March 31, 2026, the Bank has recognised ₹ 2,168.78 crore (previous year: ₹ 1,073.94 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Cash Flow Hedge Reserve

As at March 31, 2026, the Bank has recognised debit balance of ₹ 41.32 crore (previous year: debit balance of ₹ 32.73 crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

AFS Reserve

Pursuant to the revised norms on investments, the net appreciation or depreciation on all performing investments held under AFS category is directly credited or debited to AFS Reserve. Accordingly, as at March 31, 2026 the Bank has recognised debit balance of ₹ 38.05 crore (previous year: credit balance of ₹ 616.81 crore), net of taxes as AFS Reserve.

Drawdown from Reserves

The Bank has not undertaken any drawdown from reserves during the years ended March 31, 2026 and March 31, 2025.

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

6. Maturity pattern of certain items of assets and liabilities

Assets and liabilities are classified in the maturity buckets as per the guidelines issued by the RBI.

(₹ crore)

As at March 31, 2026	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	7,800.55	33,387.28	18,191.98	36,080.58	76,238.56	83,112.90	181,193.01	240,566.48	1,273,116.88	343,567.27	643,910.78	2,937,166.27
Investments*	214,529.94	30,256.65	14,524.74	42,532.84	34,583.75	35,880.28	31,861.69	66,410.65	185,640.79	19,629.47	208,350.67	884,201.47
Deposits*	48,252.58	103,780.48	52,559.59	75,417.69	107,134.36	103,172.88	167,281.93	403,378.88	1,020,875.68	13,319.97	1,010,076.43	3,105,250.47
Borrowings*	531.65	8,488.09	1,722.63	20,763.73	37,094.10	21,464.57	51,034.10	52,110.69	78,305.81	67,466.26	150,413.01	489,394.64
Foreign currency assets	18,433.79	60,833.85	5,133.65	12,472.17	10,641.43	8,946.39	18,705.69	7,186.55	10,379.66	4,109.52	3,464.24	160,306.94
Foreign currency liabilities	4,015.13	11,089.49	4,977.29	8,817.42	14,433.22	17,215.48	45,523.39	42,641.42	30,978.35	16,708.06	9,535.57	205,934.82

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the Liquidity return submitted to the RBI in line with ALM guidelines. Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

(₹ crore)

As at March 31, 2025	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	2,875.76	27,392.10	12,897.20	40,050.13	71,181.92	60,523.42	151,419.62	236,048.05	1,086,198.06	298,935.62	632,086.74	2,619,608.62
Investments*	275,028.14	19,401.13	8,858.93	30,964.97	16,949.78	24,167.63	33,222.16	56,577.62	163,813.34	21,387.18	185,988.79	836,359.67
Deposits*	38,243.66	97,906.88	49,473.38	61,456.35	87,900.67	91,825.50	169,313.13	359,512.02	899,764.63	16,490.93	842,827.75	2,714,714.90
Borrowings*	6,998.96	10,136.22	2,390.22	14,298.79	15,271.05	29,326.76	39,529.04	57,770.24	133,233.08	80,745.37	158,231.16	547,930.89
Foreign currency assets	22,356.45	35,522.70	5,274.27	13,654.68	15,776.53	10,202.81	15,872.60	11,357.27	7,396.60	2,085.55	664.86	140,164.32
Foreign currency liabilities	4,064.30	8,839.29	3,912.23	9,736.13	13,031.27	7,977.11	25,911.17	51,491.68	73,441.79	15,044.79	7,679.98	221,129.74

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the Liquidity return submitted to the RBI in line with ALM guidelines. Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

7. Liquidity coverage ratio

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2026 is given below:

(₹ crore)

Particulars		Quarter ended March 31, 2026 Total Unweighted Value (average)*	Quarter ended March 31, 2026 Total Weighted Value (average)*	Quarter ended December 31, 2025 Total Unweighted Value (average)*	Quarter ended December 31, 2025 Total Weighted Value (average)*	Quarter ended September 30, 2025 Total Unweighted Value (average)*	Quarter ended September 30, 2025 Total Weighted Value (average)*	Quarter ended June 30, 2025 Total Unweighted Value (average)*	Quarter ended June 30, 2025 Total Weighted Value (average)*
High Quality Liquid Assets									
1	Total High Quality Liquid Assets (HQLA)		772,640.21		746,267.67		761,624.11		796,794.07
Cash Outflows									
2	Retail deposits and deposits from small business customers, of which:	1,736,497.25	151,059.02	1,700,428.90	147,814.12	1,657,142.01	145,306.55	1,600,598.49	140,961.65
(i)	Stable deposits	451,814.14	22,590.71	444,575.45	22,228.77	408,153.08	20,407.66	381,964.01	19,098.20
(ii)	Less stable deposits	1,284,683.11	128,468.31	1,255,853.45	125,585.35	1,248,988.93	124,898.89	1,218,634.48	121,863.45
3	Unsecured wholesale funding, of which:	803,685.33	507,370.45	745,767.11	469,273.56	728,441.02	456,574.62	724,953.06	457,659.95
(i)	Operational deposits (all counterparties)	-	-	-	-	-	-	-	-
(ii)	Non-operational deposits (all counterparties)	785,679.33	489,364.45	728,375.37	451,881.82	712,422.91	440,556.51	707,569.61	440,276.50
(iii)	Unsecured debt	18,006.00	18,006.00	17,391.74	17,391.74	16,018.11	16,018.11	17,383.45	17,383.45
4	Secured wholesale funding		4,760.49		1,990.85		3,586.73		6,900.30
5	Additional requirements, of which:	292,065.25	183,223.87	294,325.88	177,840.39	271,165.28	166,684.18	263,627.97	161,676.83
(i)	Outflows related to derivative exposures and other collateral requirement	168,580.90	168,580.90	164,584.95	164,584.95	153,768.78	153,768.78	150,263.66	150,263.66
(ii)	Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii)	Credit and liquidity facilities	123,484.35	14,642.97	129,740.93	13,255.44	117,396.50	12,915.40	113,364.31	11,413.17
6	Other contractual funding obligation	39,810.02	39,810.02	42,797.79	42,797.79	44,889.65	44,889.65	49,446.08	49,446.08

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

(₹ crore)

Particulars	Quarter ended March 31, 2026 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended December 31, 2025 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended September 30, 2025 Total Unweighted Value (average)*	Total Weighted Value (average)*	Quarter ended June 30, 2025 Total Unweighted Value (average)*	Total Weighted Value (average)*
7 Other contingent funding obligations	1,277,835.27	57,841.50	1,295,275.10	58,860.23	1,291,583.08	58,849.50	1,248,680.42	57,035.75
8 Total Cash Outflows		944,065.35		898,576.94		875,891.23		873,680.56
Cash Inflows								
9 Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10 Inflows from fully performing exposures	137,113.94	75,926.73	121,815.62	67,434.47	112,310.34	62,249.53	113,409.36	63,654.11
11 Other cash inflows	197,135.13	191,408.61	194,241.24	189,358.09	182,032.61	176,629.73	169,511.62	165,956.35
12 Total Cash Inflows	334,249.07	267,335.34	316,056.86	256,792.56	294,342.95	238,879.26	282,920.98	229,610.46
	Total Adjusted Value		Total Adjusted Value		Total Adjusted Value		Total Adjusted Value	
13 TOTAL HQLA		772,640.21		746,267.67		761,624.11		796,794.07
14 Total Net Cash Outflows		676,730.01		641,784.38		637,011.97		644,070.10
15 Liquidity Coverage Ratio(%)		114.17%		116.28%		119.56%		123.71%

* The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2025 is given below:

(₹ crore)

Particulars		Quarter ended March 31, 2025		Quarter ended December 31, 2024		Quarter ended September 30, 2024		Quarter ended June 30, 2024	
		Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*
High Quality Liquid Assets									
1	Total High Quality Liquid Assets (HQLA)		725,568.81		711,888.62		669,069.46		632,856.73
Cash Outflows									
2	Retail deposits and deposits from small business customers, of which:	1,538,922.43	135,048.82	1,508,468.62	131,786.49	1,465,366.57	127,182.21	1,433,709.30	123,940.54
(i)	Stable deposits	376,868.51	18,843.43	381,207.34	19,060.37	387,088.87	19,354.44	388,607.71	19,430.38
(ii)	Less stable deposits	1,162,053.92	116,205.39	1,127,261.28	112,726.12	1,078,277.70	107,827.77	1,045,101.59	104,510.16
3	Unsecured wholesale funding, of which:	695,060.14	434,832.48	648,513.37	409,702.53	604,113.91	381,000.91	599,824.13	377,924.65
(i)	Operational deposits (all counterparties)	-	-	-	-	-	-	-	-
(ii)	Non-operational deposits (all counter parties)	678,417.33	418,189.67	633,898.22	395,087.38	591,898.71	368,785.71	580,969.92	359,070.44
(iii)	Unsecured debt	16,642.81	16,642.81	14,615.15	14,615.15	12,215.20	12,215.20	18,854.21	18,854.21
4	Secured wholesale funding		3,862.43		2,032.99		1,739.31		1,928.80
5	Additional requirements, of which:	241,954.97	141,817.65	220,885.80	122,906.35	226,676.11	129,194.43	221,188.15	127,861.16
(i)	Outflows related to derivative exposures and other collateral requirement	131,335.93	131,335.93	112,818.95	112,818.95	119,195.63	119,195.63	118,732.82	118,732.82
(ii)	Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii)	Credit and liquidity facilities	110,619.04	10,481.72	108,066.85	10,087.40	107,480.48	9,998.80	102,455.33	9,128.34

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

(₹ crore)

	Particulars	Quarter ended March 31, 2025		Quarter ended December 31, 2024		Quarter ended September 30, 2024		Quarter ended June 30, 2024	
		Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average) *	Total Weighted Value (average) *
6	Other contractual funding obligation	45,609.68	45,609.68	43,425.24	43,425.24	32,242.97	32,242.97	32,195.84	32,195.84
7	Other contingent funding obligations	1,217,975.13	55,645.11	1,160,737.75	53,101.27	1,107,741.66	50,823.31	1,053,406.03	48,395.75
8	**Total Cash Outflows**		**816,816.17**		**762,954.87**		**722,183.14**		**712,246.74**
	Cash Inflows								
9	Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10	Inflows from fully performing exposures	107,691.97	59,904.65	103,940.19	59,950.57	105,839.37	60,753.81	116,481.82	66,508.01
11	Other cash inflows	151,569.88	146,962.87	137,763.63	134,323.06	138,885.27	134,809.97	134,976.09	131,880.08
12	**Total Cash Inflows**	**259,261.85**	**206,867.52**	**241,703.82**	**194,273.63**	**244,724.64**	**195,563.78**	**251,457.91**	**198,388.09**
			Total Adjusted Value		Total Adjusted Value		Total Adjusted Value		Total Adjusted Value
13	**TOTAL HQLA**		**725,568.81**		**711,888.62**		**669,069.46**		**632,856.73**
14	**Total Net Cash Outflows**		**609,948.65**		**568,681.24**		**526,619.36**		**513,858.65**
15	**Liquidity Coverage Ratio(%)**		**118.96%**		**125.18%**		**127.05%**		**123.16%**

*The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

Qualitative disclosure on LCR

The Liquidity Coverage Ratio (LCR) is one of the Basel Committee's key reforms to develop a more resilient banking sector. The objective of the LCR is to promote the short-term resilience of the liquidity risk profile of Banks. It does this by ensuring that Banks have an adequate stock of unencumbered high-quality liquid assets (HQLA) that can be converted easily and immediately into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is expected to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spillovers from the financial sector to the real economy.

The Liquidity Risk Management of the Bank is governed by the Asset Liability Management (ALM) Policy approved by the Board. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance / limits set by the Board. The Bank has also set up a senior level management committee, viz., the Group Risk Management Committee (GRMC) under the ICAAP framework of the Bank, to establish a formal and dedicated structure to periodically assess the nature / quantum of material risks of the subsidiaries and adequacy of its risk management processes, including providing oversight for managing liquidity risk. Liquidity for the Bank's domestic banking operations is directly managed at the Head Office. The overseas branches and offshore unit of the Bank independently manage their liquidity requirements with support from the Head Office. Similarly, the Bank's subsidiaries independently manage their liquidity requirements under guidance of the GRMC, which, along with senior management of the subsidiaries, reviews the risk assessment of material risks at the subsidiaries. Further, the Bank maintains suitable systems and processes to monitor liquidity requirements in other currencies as appropriate.

In order to determine cash outflows, the Bank segregates its deposits into various customer segments, viz., Retail (which include deposits from individuals), Small Business Customers (those with deposits upto ₹ 7.5 crore), and Wholesale (which would cover all residual deposits). Other contractual funding, including a portion of other liabilities which are expected to run down in a 30-day timeframe are included in the cash outflows. These classifications, based on extant regulatory guidelines, are part of the Bank's LCR framework, and are also submitted to the RBI.

The LCR is calculated by dividing a Bank's stock of HQLA by its total net cash outflows over a 30-day stress period. The present minimum requirement, as on March 31, 2026, is 100%.

In the Indian context, the run-off factors for the stressed scenarios are prescribed by the RBI, for various categories of liabilities (viz., deposits, unsecured and secured wholesale borrowings), undrawn commitments, derivative-related exposures, and offset with inflows emanating from assets maturing within the same time period. Given below is a table of run-off factors and the average LCR maintained by the Bank quarter-wise over the past two years:

Particulars	Run-off factors
Retail Deposits	5% - 10%
Small Business Customers	5% - 10%
Operational Deposits	5% - 25%
Non-financial Corporates, Sovereigns, Central Banks, Multilateral Development Banks, and PSEs	40%
Other Legal Entities	100%

Quarter ended	LCR Maintained (Average)	LCR Required
March 31, 2026	114.17%	100.00%
December 31, 2025	116.28%	100.00%
September 30, 2025	119.56%	100.00%
June 30, 2025	123.71%	100.00%
March 31, 2025	118.96%	100.00%
December 31, 2024	125.18%	100.00%
September 30, 2024	127.05%	100.00%
June 30, 2024	123.16%	100.00%

The average LCR for the quarter ended March 31, 2026, was at 114.17% as against 118.96% for the quarter ended March 31, 2025, and above the present prescribed minimum requirement of 100%. The average HQLA for the quarter ending March 31, 2026, was ₹ 772,640.21 crore, as against ₹ 725,568.81 crore for the quarter ended March 31, 2025. During the same period the composition of government securities and treasury bills in the HQLA was at 91.01% as compared to 96.55% in the previous year.

For the quarter ended March 31, 2026, derivative exposures (net of cash inflows) / collateral requirements and undrawn commitments constituted around 0.47% and 1.55% respectively of average cash outflow as against 0.47% and 1.28% respectively for quarter ended March 31, 2025. The Bank has a significant portion of funding through deposits. As of March 31, 2026, the top 20 depositors comprised of 4.81% of total deposits indicating a healthy and stable deposit profile.

8. Investments

• Composition of Investments as at March 31, 2026

(₹ crore)

	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At Cost	Fair Value		HFT	Non-HFT	At Cost	Fair Value
I. Investments in India							
(i) Government securities	658,951.82	650,516.69	83,885.30	38,217.95	-		
(ii) Other approved securities	-	-	-	-	-		
(iii) Shares	-	-	-	1,137.74	3,094.43		
(iv) Debentures and Bonds	-	-	23,821.50	4,610.65	5,959.55		
(v) Subsidiaries, associates and joint ventures						13,343.31	154,649.64
(vi) Others	3,806.39	3,836.56	8,667.01	8,264.14	6,975.92		
Total	**662,758.21**	**654,353.25**	**116,373.81**	**52,230.48**	**16,029.90**	**13,343.31**	**154,649.64**
Less: Provisions for impairment / NPI	-	-	-	-	32.75	-	-
Net	**662,758.21**	**654,353.25**	**116,373.81**	**52,230.48**	**15,997.15**	**13,343.31**	**154,649.64**



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

(₹ crore)

	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At Cost	Fair Value		HFT	Non-HFT	At Cost	Fair Value
II. Investments outside India							
(i) Government securities (including local authorities)	-	-	19,008.88	-	-		
(ii) Subsidiaries, associates and joint ventures						5.41	46.03
(iii) Other investments	-	-	3,223.19	-	1,268.02		
Total	**-**	**-**	**22,232.07**	**-**	**1,268.02**	**5.41**	**46.03**
Less: Provisions for impairment / NPI	-	-	-	-	6.99	-	-
Net	**-**	**-**	**22,232.07**	**-**	**1,261.03**	**5.41**	**46.03**
Total investments (I+II)	**662,758.21**	**654,353.25**	**138,605.88**	**52,230.48**	**17,258.18**	**13,348.72**	**154,695.67**

Note:
- Book value is considered as carrying value for Investments wherein provisions for impairment / NPI has been maintained.
- Value reported for Security receipts (SRs) corresponds to the book value of SRs.
- Investments in unlisted shares under the categories 'Shares' and 'Subsidiaries / Joint Ventures / Associates' are valued at break-up value based on the latest balance sheet. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- ## Composition of Investments as at March 31, 2025

(₹ crore)

	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At Cost	Fair Value		HFT	Non-HFT	At Cost	Fair Value
I. Investments in India							
(i) Government securities	596,551.53	607,728.09	136,517.66	32,160.95	-		
(ii) Other approved securities	-	-	-	-	-		
(iii) Shares	-	-	-	21.94	3,643.53		
(iv) Debentures and Bonds	-	-	12,961.19	8,227.33	7,534.57		
(v) Subsidiaries, associates and joint ventures						13,893.91	136,097.55
(vi) Others	7,781.69	7,852.51	5,319.94	595.77	8,768.63		
Total	**604,333.22**	**615,580.60**	**154,798.79**	**41,005.99**	**19,946.73**	**13,893.91**	**136,097.55**
Less: Provisions for impairment / NPI	-	-	-	-	20.69	-	-
Net	**604,333.22**	**615,580.60**	**154,798.79**	**41,005.99**	**19,926.04**	**13,893.91**	**136,097.55**
II. Investments outside India							
(i) Government securities (including local authorities)	-	-	918.09	-	-		
(ii) Subsidiaries, associates and joint ventures						5.41	87.03
(iii) Other investments	-	-	531.57	-	953.67		
Total	**-**	**-**	**1,449.66**	**-**	**953.67**	**5.41**	**87.03**

(₹ crore)

	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At Cost	Fair Value		HFT	Non-HFT	At Cost	Fair Value
Less: Provisions for impairment / NPI	-	-	-	-	6.99	-	-
Net	-	-	1,449.66	-	946.68	5.41	87.03
Total investments (I+II)	604,333.22	615,580.60	156,248.45	41,005.99	20,872.72	13,899.32	136,184.58

Note:
- Book value is considered as carrying value for Investments wherein provisions for impairment / NPI has been maintained.
- Value reported for Security receipts (SRs) corresponds to the book value of SRs.
- Investments in unlisted shares under the categories 'Shares' and 'Subsidiaries / Joint Ventures / Associates' are valued at break-up value based on the latest balance sheet. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- **Fair value hierarchy of investments measured at fair value on balance sheet as at March 31, 2026**

(₹ crore)

	AFS				FVTPL			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
I. Investments in India								
(i) Government securities	12,373.93	71,511.37	-	83,885.30	6,156.46	32,061.48	-	38,217.94
(ii) Other approved securities	-	-	-	-	-	-	-	-
(iii) Shares	-	-	-	-	1,584.25	4.72	2,610.46	4,199.43
(iv) Debentures and Bonds	870.49	22,951.01	-	23,821.50	2,338.65	8,231.55	-	10,570.20
(v) Subsidiaries, associates and joint ventures								
(vi) Others	-	-	8,667.01	8,667.01	4,655.17	8,264.14	2,320.76	15,240.07
Total	13,244.42	94,462.38	8,667.01	116,373.81	14,734.53	48,561.89	4,931.22	68,227.64
II. Investments outside India								
(i) Government securities (including local authorities)	-	19,008.88	-	19,008.88	-	-	-	-
(ii) Subsidiaries, associates and joint ventures								
(iii) Other investments	-	3,223.19	-	3,223.19	-	1,152.67	108.35	1,261.02
Total	-	22,232.07	-	22,232.07	-	1,152.67	108.35	1,261.02
Total investments (I+II)	13,244.42	116,694.45	8,667.01	138,605.88	14,734.53	49,714.56	5,039.57	69,488.66

Note

1. Government securities includes investment T-bill which are valued at carrying cost as per RBI master directions.

2. Others includes investment in CDs which are valued at carrying cost as per RBI master directions.

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

- **Fair value hierarchy of investments measured at fair value on balance sheet as at March 31, 2025**

(₹ crore)

	AFS				FVTPL			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
I. Investments in India								
(i) Government securities	38,651.69	97,865.97	-	136,517.66	12,469.06	19,691.89	-	32,160.95
(ii) Other approved securities	-	-	-	-	-	-	-	-
(iii) Shares	-	-	-	-	1,476.95	3.48	2,164.35	3,644.78
(iv) Debentures and Bonds	200.00	12,761.19	-	12,961.19	5,480.19	10,281.70	-	15,761.89
(v) Subsidiaries, associates and joint ventures								
(vi) Others	-	-	5,319.94	5,319.94	6,117.27	595.77	2,651.36	9,364.40
Total	**38,851.69**	**110,627.16**	**5,319.94**	**154,798.79**	**25,543.47**	**30,572.84**	**4,815.71**	**60,932.02**
II. Investments outside India								
(i) Government securities (including local authorities)	-	918.09	-	918.09	-	-	-	-
(ii) Subsidiaries, associates and joint ventures								
(iii) Other investments	-	531.57	-	531.57	-	850.20	96.47	946.67
Total	**-**	**1,449.66**	**-**	**1,449.66**	**-**	**850.20**	**96.47**	**946.67**
Total investments (I+II)	**38,851.69**	**112,076.82**	**5,319.94**	**156,248.45**	**25,543.47**	**31,423.04**	**4,912.18**	**61,878.69**

Note

1. Government securities includes investment T-bill which are valued at carrying cost as per RBI master directions.

2. Others includes investment in CDs which are valued at carrying cost as per RBI master direction.

- **Net gains / (losses) on Level 3 financial instruments recognised in AFS-Reserve and Profit and Loss Account**

(₹ crore)

	March 31, 2026	March 31, 2025
Recognised in AFS-Reserve*	(26.03)	43.45
Recognised in Profit and Loss Account	550.51	417.90

*adjusted for the effect of applicable taxes

- **Details of sales made out of HTM**

(₹ crore)

	March 31, 2026	March 31, 2025
A. Opening carrying value of securities in HTM	604,333.22	406,873.78
B. Carrying value of all HTM securities sold during the year	160,000.01	46,086.00
C. Less: Carrying values of securities sold under situations exempted from regulatory limit	160,000.01	46,086.00
D. Carrying value of securities sold (D=B-C)	-	-
E. Securities sold as a percentage of opening carrying value of securities in HTM (E=D÷A)	-	-
Amount transferred to Capital Reserve in respect of HTM securities which were sold at a gain	2,350.89	494.36

- **Reclassification between categories of investments**

During the years ended March 31, 2026 and March 31, 2025, the Bank has not carried out any reclassification of investments between categories.

- **Movement of provisions for non-performing investments (NPIs) and Investment Fluctuation Reserve:**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
i) Movement in provisions held towards NPIs		
a) Opening balance	27.69	562.49
b) Less: Transition adjustment*	-	447.00
c) Add: Provision made during the year	44.80	0.73
d) Less: Write-off, write back of excess provision during the year	32.75	88.53
e) Closing balance	39.74	27.69
ii) Movement of Investment Fluctuation Reserve		
a) Opening balance	5,561.42	5,032.00
b) Add: Amount transferred during the year#	-	529.42
c) Less: Drawdown	-	-
d) Closing balance	5,561.42	5,561.42
iii) Closing balance in IFR as a percentage of closing balance of investments in AFS and FVTPL (including HFT) category	2.67%	2.55%

reduction on transition pursuant to the revised norms on investments.
 # transferred from investment reserve account on transition as per the revised norms on investments.

Non-SLR investment portfolio

✓ Non-performing non-SLR investments:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance	27.69	116.67
Additions during the year	44.80	26.17
Reductions during the year	32.75	115.15
Closing balance	**39.74**	**27.69**
Total provisions held	**39.74**	**27.69**

✓ Issuer-wise composition of non-SLR investments as at March 31, 2026:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	105.89	100.41	-	-	-
2	Financial institutions	7,279.61	1,289.49	-	-	-
3	Banks	13,358.56	9,023.05	700.52	-	-
4	Private corporate	30,635.17	24,689.97	755.54	33.70	185.76
5	Subsidiaries / Joint Ventures(3)	13,348.72	13,154.62	-	-	-
6	Others	38,458.20	14,794.15	-	-	-
7	Provision held towards NPI	(39.74)				
	Total	**103,146.41**	**63,051.69**	**1,456.06**	**33.70**	**185.76**

 # Amounts reported under these columns are not mutually exclusive.



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

(1) Represents overseas investment of ₹ 776.29 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Subsidiaries / Joint Ventures.

✓ Issuer-wise composition of non-SLR investments as at March 31, 2025:

(₹ crore)

Sr. No.	Issuer	Amount	Extent of private placement#	Extent of "below investment grade" securities#(1)	Extent of "unrated" securities#(2)	Extent of "unlisted" securities#(2)
1	Public sector undertakings	896.52	411.47	-	-	-
2	Financial institutions	7,740.04	2,976.29	-	-	-
3	Banks	7,791.94	6,022.83	623.56	-	-
4	Private corporate	18,041.05	15,292.56	-	20.40	1,259.47
5	Subsidiaries / Joint Ventures(3)	13,899.31	13,705.21	-	-	-
6	Others	22,788.36	15,752.99	-	-	-
7	Provision held towards NPI	(27.69)				
	Total	**71,129.53**	**54,161.35**	**623.56**	**20.40**	**1,259.47**

Amounts reported under these columns are not mutually exclusive.

(1) Represents overseas investment of ₹ 623.56 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Subsidiaries / Joint Ventures.

- **Repo transactions**

✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo done during the year ended March 31, 2026:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2026	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	43,941.13	45,278.04	9,424.09	9,537.10	9,856.99	10,000.00
2. Corporate debt securities	-	-	130.04	122.36	25.30	23.80	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	29,295.27	30,963.47	1,054.68	1,095.64	13,817.27	13,979.69
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

1. FV: Face Value

2. MV: Market Value

✓ Details of repo / reverse repo deals excluding tri-party repo / reverse repo done during the year ended March 31, 2025:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2025	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	46,454.86	47,000.00	7,928.72	8,068.64	7,572.50	7,918.96
2. Corporate debt securities	-	-	131.37	123.62	39.03	36.72	128.21	120.64
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	65,402.40	64,988.25	4,474.82	4,484.70	29,295.27	30,963.47
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

1. FV: Face Value

2. MV: Market Value

✓ Details of Tri-party repo / reverse repo deals done during the year ended March 31, 2026*:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2026	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	99,917.50	99,917.50	42,566.10	42,566.10	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo			-					
1. Government securities	-	-	24,000.00	24,000.00	249.58	249.58	24,000.00	24,000.00
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

*FV and MV represent the amount borrowed or lent in Tri-party repo / reverse repo deals

1. FV: Face Value

2. MV: Market Value



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

✓ Details of Tri-party repo / reverse repo deals done during the year ended March 31, 2025*:

(₹ crore)

Particulars	Minimum outstanding during the year		Maximum outstanding during the year		Daily average outstanding during the year		Outstanding as at March 31, 2025	
	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]	FV[1]	MV[2]
Securities sold under repo								
1. Government securities	-	-	74,860.20	74,860.20	17,126.54	17,126.54	5,000.00	5,000.00
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-
Securities purchased under reverse repo								
1. Government securities	-	-	30,287.00	30,287.00	1,335.83	1,335.83	-	-
2. Corporate debt securities	-	-	-	-	-	-	-	-
3. Any other securities	-	-	-	-	-	-	-	-

*FV and MV represent the amount borrowed or lent in Tri-party repo / reverse repo deals

1. FV: Face Value

2. MV: Market Value

- **Details of Government Security Lending (GSL) transactions:**

  The Bank has not done any Government Security Lending transactions during the year ended March 31, 2026 and March 31, 2025, under the Reserve Bank of India (Government Securities Lending) Directions, 2023 effective December 27, 2023.

- **Securities kept as margin**

  The details of securities that are kept as margin are as under:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31,	
		2026	2025
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management – Securities segment	6,100.00	9,100.00
	b) Collateral and funds management – Tri-party Repo	92,359.59	116,250.00
	c) Default fund – Forex Forward segment	402.10	362.10
	d) Default fund – Forex Settlement segment	97.15	86.05
	e) Default fund – Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f) Default fund – Securities segment	255.00	255.00
	g) Default fund – Tri-party repo segment	55.00	55.00
II.	Securities kept as margin with the RBI towards:		
	a) Real Time Gross Settlement (RTGS)	112,318.91	91,562.48
	b) Repo transactions	96,404.33	174,419.38

(₹ crore)

Sr. No.	Particulars	Face value as at March 31,	
		2026	2025
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	-
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	458.72	458.72
V.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	1,900.00	1,900.00

9. Asset quality

- Classification of assets and provisions held as at March 31, 2026

(₹ crore)

	Standard	Non-Performing				Total
	Total Standard Advances	Substandard	Doubtful	Loss	Total Non-Performing Assets	
Gross Standard Advances and NPAs ^						
Opening Balance	2,608,288.19	14,452.42	17,643.58	3,126.64	35,222.64	2,643,510.83
Add: Additions during the year					31,246.58	
Less: Reductions during the year					32,408.03	
Closing balance	**2,925,996.73**	**13,280.84**	**17,312.16**	**3,468.19**	**34,061.19**	**2,960,057.92**
Reductions in Gross NPAs due to:						
i) Upgradation*					14,390.77	
ii) Recoveries (excluding recoveries from upgraded accounts)					5,767.10	
iii) Technical / Prudential Write-offs					10,337.63	
iv) Write-offs other than those under (iii) above					1,912.53	
Provisions (excluding Floating Provisions) ^^						
Opening balance of provisions held	10,862.90	5,506.83	15,268.74	3,126.64	23,902.21	34,765.11
Add: Fresh provisions made during the year					22,411.81	
Less: Excess provision reversed / Write-off loans					23,422.37	
Closing balance of provisions held	11,620.77	5,234.46	14,189.00	3,468.19	22,891.65	34,512.42
Net NPAs						
Opening Balance		8,945.59	2,374.84	-	11,320.43	
Add: Fresh additions during the year					8,834.77	
Less: Reductions during the year					8,985.66	
Closing Balance		8,046.38	3,123.16	-	11,169.54	11,169.54

^ NPAs represents advances aggregating to ₹ 34,021.45 crore (previous year: ₹ 35,194.95 crore) and investments and foreign exchange and derivatives of ₹ 39.74 crore (previous year: ₹ 27.69 crore) that are classified as non-performing by the Bank.

^^ Closing balance in provisions represents provisions on advances aggregating to ₹ 22,851.91 crore (previous year: ₹ 23,874.52 crore) and provisions on investments and foreign exchange and derivatives of ₹ 39.74 crore (previous year: ₹ 27.69 crore).

*Includes those accounts where all overdue have been paid.

- Classification of assets and provisions held as at March 31, 2025

(₹ crore)

	Standard	Non-Performing				Total
	Total Standard Advances	Substandard	Doubtful	Loss	Total Non-Performing Assets	Total
Gross Standard Advances and NPAs ^						
Opening Balance	2,476,770.96	11,508.47	17,063.72	2,601.13	31,173.32	2,507,944.28
Add: Additions during the year					31,977.43	
Less: Reductions during the year					27,928.11	
Closing balance	2,608,288.19	14,452.42	17,643.58	3,126.64	35,222.64	2,643,510.83
Reductions in Gross NPAs due to:						
i) Upgradation*					11,536.99	
ii) Recoveries (excluding recoveries from upgraded accounts)					4,545.32	
iii) Technical / Prudential Write-offs					10,054.32	
iv) Write-offs other than those under (iii) above					1,791.48	
Provisions (excluding Floating Provisions) ^^						
Opening balance of provisions held	10,663.71	5,001.84	15,479.47	2,600.27	23,081.58	33,745.29
Add: Fresh provisions made during the year					21,175.51	
Less: Excess provision reversed / Write-off loans					20,354.88	
Closing balance of provisions held	10,862.90	5,506.83	15,268.74	3,126.64	23,902.21	34,765.11
Net NPAs						
Opening Balance		6,506.63	1,584.25	0.86	8,091.74	
Add: Fresh additions during the year					10,801.92	
Less: Reductions during the year					7,573.23	
Closing Balance		8,945.59	2,374.84	-	11,320.43	11,320.43

^ NPAs represents advances aggregating to ₹ 35,194.95 crore (previous year: ₹ 31,056.65 crore) and investments and foreign exchange and derivatives of ₹ 27.69 crore (previous year: ₹ 116.67 crore) that are classified as non-performing by the Bank.

^^ Closing balance in provisions represents provisions on advances aggregating to ₹ 23,874.52 crore (previous year: ₹ 22,966.09 crore) and provisions on investments and foreign exchange and derivatives of ₹ 27.69 crore (previous year: ₹ 115.49 crore).

* Includes those accounts where all overdue have been paid.

- Technical or prudential write-offs

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance of technical / prudential write-offs	46,799.43	42,661.39
Technical / Prudential write-offs during the year	10,337.63	10,054.32
Recoveries made from previously technically / prudentially written-off accounts during the year	(3,118.60)	(3,079.42)
Sacrifice made from previously technical / prudential written-off accounts during the year	(3,895.40)	(2,836.86)
Closing balance of technical / prudential write-offs	50,123.06	46,799.43

- **Floating provisions**

Floating provision of ₹ 21,351.28 crore (previous year: ₹ 12,351.28 crore) has been included under "Other Liabilities". Movement in floating provision is given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance	12,351.28	12,351.28
Provisions made / reinstated during the year	9,000.00	-
Draw down made during the year	-	-
Closing balance	21,351.28	12,351.28

Floating provisions shall be utilised as per the Board approved policy for contingencies under extraordinary circumstances and for making specific provision for impaired accounts in accordance with the RBI guidelines / directions.

Particulars	March 31, 2026	March 31, 2025
Gross non-performing assets to gross advances[1]	1.15%	1.33%
Gross non-performing advances to gross advances	1.15%	1.33%
Net non-performing assets[2] to net advances[3]	0.38%	0.43%
Provision coverage ratio[4]	67.21%	67.86%

1 Gross advances are net of bills rediscounted and interest in suspense for non-performing advances.

2 Net NPAs are non-performing assets net of specific provisions, claims received from Credit Guarantors, provisions for funded interest term loans classified as NPAs and provisions in lieu of diminution in the fair value of restructured assets classified as NPAs.

3 Net advances are equivalent to gross advances net of specific loan loss provisions, claims received from Credit Guarantors, provision for funded interest term loans classified as NPA and provisions in lieu of diminution in the fair value of restructured assets.

4 Provision coverage ratio does not include assets written-off.

- **Sector-wise Advances and Gross NPAs**

(₹ crore)

Sr. No.	Sector	As at March 31, 2026			As at March 31, 2025		
		Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector	Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector
A	**Priority sector**						
1	Agriculture and allied activities	217,736.06	9,796.60	4.50%	208,341.69	8,009.42	3.84%
2	Advances to industries eligible as priority sector lending	330,046.56	3,614.45	1.10%	237,782.88	2,211.48	0.93%
	- Power	2,957.61	2.31	0.08%	1,147.06	1.85	0.16%
3	Services	394,624.44	5,775.97	1.46%	299,475.81	4,687.34	1.57%
	- Consumer Services	61,093.07	312.86	0.51%	47,347.94	231.07	0.49%
	- NBFC	150.39	0.51	0.34%	13,738.32	-	0.00%
	- Real Estate & Property Services	33,880.54	1,572.14	4.64%	22,497.05	1,770.27	7.87%


(₹ crore)

Sr. No.	Sector	As at March 31, 2026			As at March 31, 2025		
		Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector	Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector
4	Personal loans	209,959.47	2,256.55	1.07%	143,455.20	2,090.54	1.46%
	- Home Loan	206,923.85	2,068.58	1.00%	139,362.67	1,624.17	1.17%
	Sub-total (A)	**1,152,366.53**	**21,443.57**	**1.86%**	**889,055.58**	**16,998.78**	**1.91%**
B	**Non Priority sector**						
1	Agriculture and allied activities	27,301.81	382.83	1.40%	8,168.31	161.66	1.98%
2	Industry	354,599.99	2,458.91	0.69%	333,313.99	2,898.80	0.87%
	- Power	78,294.34	569.65	0.73%	62,486.99	544.66	0.87%
3	Services	492,338.39	4,130.54	0.84%	463,859.09	7,912.05	1.71%
	- Consumer Services	42,354.75	241.07	0.57%	44,540.68	307.85	0.69%
	- NBFC	143,277.50	204.45	0.14%	117,264.48	215.32	0.18%
	- Real Estate & Property Services	74,966.92	617.58	0.82%	73,220.20	4,097.92	5.60%
4	Personal loans	933,411.45	5,645.34	0.60%	949,086.17	7,251.35	0.76%
	- Home Loan	452,433.25	1,962.85	0.43%	484,814.90	2,698.32	0.56%
	- Personal Loan	209,050.47	939.47	0.45%	188,466.87	1,102.29	0.58%
	Sub-total (B)	**1,807,651.64**	**12,617.62**	**0.70%**	**1,754,427.56**	**18,223.86**	**1.04%**
	Total (A) + (B)	**2,960,018.17**	**34,061.19**	**1.15%**	**2,643,483.14**	**35,222.64**	**1.33%**

Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.

- **Overseas assets, NPAs and revenue**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Total Assets	86,595.81	92,529.86
Total NPAs	90.48	125.52
Total Revenue	4,755.94	4,969.60

- **Details of Resolution Plan (RP) implemented under Prudential Framework for Resolution of Stressed Assets dated June 07, 2019:**

	Resolution Plan implemented during the year	Amount (₹ crore)
March 31, 2026	-	-
March 31, 2025	1	52.00

- **Divergence in the asset classification and provisioning**

In terms of the RBI guidelines, banks are required to disclose the divergence in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever the additional provisioning assessed / additional gross NPAs identified by RBI exceeds the threshold specified by RBI. The threshold for provisioning is 5 per cent of the reported profit before provisions and contingencies for the reference period and / or that for additional gross NPAs is 5 per cent of the published incremental Gross NPAs for the reference period.

There was no reportable divergence in asset classification and provisioning for standard advances / NPAs for the year ended March 31, 2025 and March 31, 2024.

- **Pursuant to the Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, the details of loans transferred / acquired during the year ended March 31, 2026 and March 31, 2025 are given below:**

I)   Transfer of Assets

   a)   Details of non-performing assets (NPAs) transferred during the financial year 2025-2026:

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	851	-	-
Aggregate principal outstanding of loans transferred	96.61	-	-
Weighted average residual tenor of the loans transferred (in years)	12.19	-	-
Net book value of loans transferred (at the time of transfer)	1.87	-	-
Aggregate consideration	69.12	-	-
Additional consideration realised in respect of accounts transferred in earlier years	34.04	-	-

The Bank has reversed the excess provision of ₹ 67.25 crore to Profit and Loss Account on sale of the NPAs.
The above excludes sale of written-off accounts.

   b)   Details of non-performing assets (NPAs) transferred during the financial year 2024-2025:

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	105	-	-
Aggregate principal outstanding of loans transferred	329.74	-	-
Weighted average residual tenor of the loans transferred (in years)	0.06	-	-
Net book value of loans transferred (at the time of transfer)	0.13	-	-
Aggregate consideration	191.91	-	-
Additional consideration realised in respect of accounts transferred in earlier years	49.93	-	-

The Bank has reversed the excess provision of ₹ 191.78 crore to Profit and Loss Account on sale of the NPAs.
The above excludes sale of written-off accounts.

c) **Details of loans not in default transferred through assignment / participation are given below:**

Particulars	Value March 31, 2026	Value March 31, 2025
Aggregate amount of loans transferred (₹ in crore)*	6,636.03	35,499.38*
Weighted average residual maturity (in years)	9.07	9.51
Weighted average holding period by originator (in years)	3.47	3.06
Retention of beneficial economic interest by the originator	10%	10%
Tangible security coverage	100%	98%

During the year ended March 31, 2025, 115 loans aggregating to ₹ 41.45 crore were repurchased.

For the year ended March 31, 2026, the loans transferred are not rated as these are to non-corporate borrowers. For the year ended March 31, 2025, loans amounting to ₹ 829.77 crore were rated A1+ and balance were unrated as they related to non-corporate borrowers.

d) **During the year ended March 31, 2026, and March 31, 2025, the Bank has not transferred any Special Mention Accounts.**

e) **Details of ratings of SRs outstanding as on March 31, 2026 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR5	India Ratings	Upto 25%	125.89
RR2	India Ratings	75% - 100%	27.32
RR5	CRISIL	Upto 25%	31.59
RR1+	India Ratings	More than 150%	0.15
RR4	India Ratings	25% - 50%	35.26
RR1	ICRA	100% - 150%	117.78
Unrated			719.90
		Total	**1,057.89**

Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

f) **Details of ratings of SRs outstanding as on March 31, 2025 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25% - 50%	127.60
RR1	India Ratings	100% -150%	48.95
RR3	CRISIL	50% - 75%	20.56
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	0.85
RR3	India Ratings	50% - 75%	36.22
Unrated			730.40
^			118.66
		Total	**1,083.39**

^ Investment made in Security Receipts (SRs) are guaranteed by Government of India.
Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

II) Acquisition of Assets

a) During the years ended March 31, 2026, and March 31, 2025, the Bank has not acquired loans not in default and stressed assets (Non-performing assets and Special Mention Accounts).

b) Details of Co-lending Arrangements (CLA):

During the year ended March 31, 2026, the Bank has not entered into any Co-lending Arrangements.

• Provision pertaining to fraud accounts reported during the year:

Particulars	March 31, 2026	March 31, 2025
No. of frauds reported	1,384	39,893*
Amount involved in fraud (₹ crore)	765.91	801.24*
Amount involved in fraud net of recoveries / write-offs as at the end of the year (₹ crore)	629.59	415.32
Provisions held as at the end of the year (₹ crore)	629.59	415.32
Amount of unamortised provision debited from "other reserves" as at the end of the year (₹ crore)	-	-

Above table represents all frauds reported during the year.

* Includes 38,195 cases of Customer liability amounting to ₹ 207.40 crore till July 15, 2024 basis RBI guidelines.

• Disclosure related to Project Finance:

Sr No.	Particulars	Number of accounts	Total Outstanding (₹ in crore)
1	Projects under implementation accounts at the beginning of the period – October 1, 2025	479	24,186.01
2	Projects under implementation accounts sanctioned during the period	150	2,786.04
3	Projects under implementation accounts where DCCO has been achieved during the period	134	4,806.68
4	Projects under implementation accounts at the end of the period – March 31, 2026	447	24,472.99
5	Out of '4' – accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be, has been invoked	51	2,033.06
5.1	Out of '5' – accounts in respect of which Resolution plan has been implemented	32	1,188.27
5.2	Out of '5' – accounts in respect of which Resolution plan is under implementation	19	844.80
5.3	Out of '5' – accounts in respect of which Resolution plan has failed	-	-
6	Out of '5', accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be, has been invoked due to change in scope and size of the project	-	-
7	Out of '5', account in respect of which cost overrun associated with extension in original / extended DCCO, as the case may be, was funded	-	-
7.1	Out of '7', accounts where SBCF was sanctioned during financial closure and renewed continuously	-	-
7.2	Out of '7', accounts where SBCF was not pre-sanctioned or renewed continuously	-	-
8	Out of '4' – accounts in respect of which resolution process not involving extension in original / extended DCCO, as the case may be, has been invoked	-	-
8.1	Out of '8' – accounts in respect of which Resolution plan has been implemented	-	-
8.2	Out of '8' – accounts in respect of which Resolution plan is under implementation	-	-
8.3	Out of '8' – accounts in respect of which Resolution plan has failed	-	-

- **Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as at March 31, 2026, are given below:**

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous year i.e. March 31, 2025 (A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2026	Of (A) amount written off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this year i.e. March 31, 2026^
Personal Loans	2,886.23	116.85	28.62	801.93	1,967.45
Corporate persons$	226.46	0.83	0.31	52.16	173.47
Of which, MSMEs	25.99	0.18	-	10.52	15.29
Others	242.98	9.48	2.74	102.21	131.29
Total	**3,355.67**	**127.16**	**31.67**	**956.30**	**2,272.21**

#Represents debt that slipped into NPA and was subsequently written off during the year ended March 31, 2026.
*Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalization.
^Excludes other facilities to the borrowers aggregating to ₹ 193.59 crore which have not been restructured.
$As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

- **Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as at March 31, 2025, are given below**

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous year i.e. March 31, 2024 (A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2025	Of (A) amount written off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this year i.e. March 31, 2025^
Personal Loans	4,411.91	283.40	73.74	1,242.28	2,886.23
Corporate persons$	325.23	4.61	1.16	94.16	226.46
Of which, MSMEs	57.08	2.55	0.11	28.54	25.99
Others	447.32	21.24	4.67	183.10	242.98
Total	**5,184.46**	**309.25**	**79.57**	**1,519.54**	**3,355.67**

 # Represents debt that slipped into NPA and was subsequently written off during the year ended March 31, 2025.
*Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalization.
^ Excludes other facilities to the borrowers aggregating to ₹ 273.34 crore which have not been restructured.
$ As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

- **Details of accounts restructured under Micro, Small and Medium Enterprises (MSME) sector under RBI guidelines issued in January 2019:**

(₹ in crore except number of accounts)

March 31, 2026		March 31, 2025	
No. of accounts restructured	Amount outstanding	No. of accounts restructured	Amount outstanding
4,646	1,387.41	79,927	2,165.64

Number of accounts restructured reported in the disclosure above is reported at a borrower level.

10. **Details of exposures to real estate and capital market sectors, risk category-wise country exposures, unsecured advances, details of factoring exposures, intra-group exposure, unhedged foreign currency exposure and inter-bank participation with risk sharing.**

- **Details of exposure to real estate sector**

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

Category	March 31, 2026	March 31, 2025
a) **Direct exposure**	**952,306.11**	**878,071.41**
(i) Residential mortgages		
Lending fully secured by mortgages on residential property that is or will be occupied by the borrower or that is rented. Exposure would also include non-fund based (NFB) limits.	739,293.67	688,498.17
(of which housing loans eligible for inclusion in priority sector advances)	208,916.95	138,189.54
(ii) Commercial real estate		
Lending secured by mortgages on Commercial Real Estates (office building, retail space, multipurpose commercial premises, multifamily residential buildings, multi tenanted commercial premises, industrial or warehouse space, hotels, land acquisition, development, and construction etc.) Exposures would also include non-fund based (NFB) limits.	212,957.88	189,499.27
(iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:		
(a) Residential	54.56	73.97
(b) Commercial real estate	-	-
b) **Indirect exposure**	**50,843.77**	**47,599.35**
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	50,843.77	47,599.35
Total exposure to real estate sector	**1,003,149.88**	**925,670.76**

- **Details of capital market exposure**

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
(i)	Direct investments made in equity shares, convertible bonds, convertible debentures and units of equity oriented mutual funds the corpus of which is not exclusively invested in corporate debt	2,110.12	3,424.85
(ii)	Advances against shares, bonds, debentures or other securities or on clean basis to individuals for investment in shares (including IPO's / ESOP's), convertible bonds, convertible debentures and units of equity oriented mutual funds	7,460.85	5,029.80

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
(iii)	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	9,212.82	6,002.20
(iv)	Advances for any other purposes to the extent secured by collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares / convertible bonds / convertible debentures / units of equity oriented mutual funds does not fully cover the advances	1,871.41	1,031.63
(v)	Secured and unsecured advances to stock brokers and guarantees issued on behalf of stock brokers and market makers	52,396.00	37,071.12
(vi)	Loans sanctioned to corporates against the security of shares / bonds / debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	4,418.27	4,069.80
(vii)	Bridge loans to companies against expected equity flows / issues	-	-
(viii)	Underwriting commitments taken up in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	-	-
(ix)	Financing to stock brokers for margin trading	-	-
(x)	All exposures to venture capital funds (both registered and unregistered)	1,172.05	1,486.07
	Total exposure to capital market	**78,641.52**	**58,115.47**

- **Details of risk category wise country exposure**

(₹ crore)

Risk Category	March 31, 2026		March 31, 2025	
	Exposure (net)	Provision held	Exposure (net)	Provision held
Insignificant	78,242.38	-	64,522.59	-
Low	17,980.76	-	19,655.22	-
Moderately low	1,417.73	-	1,065.88	-
Moderate	1,610.37	-	549.31	-
Moderately high	277.44	-	338.90	-
High	77.93	-	115.52	-
Very high	7.14	-	98.41	-
Total	**99,613.75**	**-**	**86,345.83**	**-**

- **Unsecured advances**

Advances for which intangible collaterals such as rights, licenses, authority, trademarks, patents, etc. are charged in favour of the Bank in respect of projects financed by the Bank, are reckoned as unsecured advances under Schedule 9 of the Balance Sheet in line with the extant RBI guidelines. There are no such advances outstanding as at March 31, 2026 (previous year: Nil).

- **Details of factoring exposure**

The factoring exposure of the Bank as at March 31, 2026 is ₹ 56,797.90 crore (previous year: ₹ 38,922.37 crore).

- **Intra-Group exposure**

  Intra-Group exposures in accordance with the RBI guidelines are as follows:

  (₹ crore)

Particulars	March 31, 2026	March 31, 2025
Total amount of intra-group exposures	21,925.61	20,823.76
Total amount of top 20 intra-group exposures	21,925.61	20,823.76
Percentage of intra-group exposures to total exposure of the Bank on borrowers / customers	0.45%	0.49%
Details of breach of limits on intra-group exposures and regulatory action thereon, if any	Nil	Nil

- **Unhedged foreign currency exposure**

  The Bank has in place a policy and process for managing currency induced credit risk. The credit appraisal memorandum prepared at the time of origination and review of a credit facility is required to discuss the exchange risk that the customer is exposed to from all sources, including trade related, foreign currency borrowings and external commercial borrowings. It could cover the natural hedge available to the customer as well as other hedging methods adopted by the customer to mitigate exchange risk. For foreign currency loans granted by the Bank beyond a defined threshold the customer is encouraged to enter into appropriate risk hedging mechanisms with the Bank. Alternatively, the Bank satisfies itself that the customer has the financial capacity to bear the exchange risk in the normal course of its business and / or has other mitigants to reduce the risk. On a periodic basis, the Bank reviews information on the unhedged portion of foreign currency exposures of customers, whose total foreign currency exposure with the Bank exceeds a defined threshold. A Board approved credit risk rating linked limit on unhedged foreign currency position of customers is applicable when extending credit facilities to a customer. The compliance with the limit is assessed by estimating the extent of drop in a customer's annual Earnings Before Interest and Depreciation ('EBID') due to a potentially large adverse movement in exchange rate impacting the unhedged foreign currency exposure of the customer. Where a breach is observed in such a simulation, the customer is suitably advised to review and manage its unhedged exposure, where deemed necessary.

  The Bank holds standard asset provisions of ₹ 312.47 crore (previous year: ₹ 318.05 crore) and maintains capital (including D-SIB) of ₹ 2,543.38 crore (previous year: ₹ 1,551.56 crore) as at March 31, 2026, in respect of the unhedged foreign currency exposure of its customers.

- **Inter-bank Participation with risk sharing**

  The aggregate amount of participation issued by the Bank and reduced from advances as per regulatory guidelines as at March 31, 2026 was ₹ 46,680.00 crore (previous year: ₹ 77,703.73 crore).

- **Concentration of deposits, advances, exposures and NPAs**

  a) **Concentration of deposits**

  (₹ crore, except percentages)

Particulars	March 31, 2026	March 31, 2025
Total deposits of twenty largest depositors	149,242.61	117,366.81
Percentage of deposits of twenty largest depositors to total deposits of the Bank	4.81%	4.32%

  b) **Concentration of advances***

  (₹ crore, except percentages)

Particulars	March 31, 2026	March 31, 2025
Total advances to twenty largest borrowers	443,094.96	387,944.44
Percentage of advances of twenty largest borrowers to total advances of the Bank	9.24%	9.34%

  Advances comprise credit exposure (funded and non-funded credit limits) including derivative transactions computed as per current exposure method in accordance with RBI guidelines.

c) Concentration of exposure**

(₹ crore, except percentages)

Particulars	March 31, 2026	March 31, 2025
Total exposure to twenty largest borrowers / customers	459,981.61	406,518.55
Percentage of exposure of twenty largest borrowers / customers to total exposure of the Bank on borrowers / customers	9.39%	9.62%

** *Exposures comprise credit exposure (funded and non-funded credit limits) including derivative transactions and investment exposure in accordance with RBI guidelines.*

d) Concentration of NPAs

(₹ crore, except percentages)

Particulars	March 31, 2026	March 31, 2025
Total exposure to top twenty NPA accounts	4,037.60	7,378.47
Exposures of the twenty largest NPA as a percentage of total gross NPAs	11.85%	20.95%

11. Derivatives

- ### Details of derivative portfolio

(₹ crore)

Particulars	As at March 31, 2026			As at March 31, 2025		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Interest Rate Derivatives*						
MTM – Assets	-	5,637.55	-	-	5,875.85	-
MTM – Liabilities	-	(6,161.32)	-	-	(5,451.46)	-
Unrealised (Gain) / Loss recognised in Profit & Loss Account^	-	(939.57)	-	-	2,622.98	-
Exchange Rate Derivatives**						
MTM – Assets	-	55,700.90	-	-	11,254.84	-
MTM – Liabilities	-	(49,724.04)	-	-	(8,628.40)	-
Unrealised (Gain) / Loss recognised in Profit & Loss Account^	-	3,350.42	-	-	998.83	-
Credit Risk Derivatives						
MTM – Assets	-	-	-	-	-	-
MTM – Liabilities	-	-	-	-	-	-
Unrealised (Gain) / Loss recognised in Profit & Loss Account^	-	-	-	-	-	-
Other Derivatives (specify)						
MTM – Assets	-	-	-	-	-	-
MTM – Liabilities	-	-	-	-	-	-
Unrealised (Gain) / Loss recognised in Profit & Loss Account^	-	-	-	-	-	-

* *Interest rate derivatives includes Single currency interest rate swaps, Bond FRA and Interest Rate Option.*
** *Exchange rate derivatives Cross Currency interest rate swaps, option and Fx tom / spot / outright / swap.*
^ *The MTM impact of cash flow hedge transactions, which is routed through the Cash Flow Hedge Reserve is not included herein.*

- **Forward Rate Agreements (FRA) / Interest Rate Swaps (IRS)***

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
i)	The notional principal of swap agreements	857,569.32	1,032,110.42
ii)	Losses which would be incurred if counter parties failed to fulfill their obligations under the agreements	5,636.93	5,874.28
iii)	Collateral required by the Bank upon entering into swaps**	-	-
iv)	Concentration of credit risk arising from swaps (%)#	43.30%	64.64%
v)	Concentration of credit risk arising from swaps (Amount)#	2,441.01	3,797.31
vi)	The fair value of the swap book	(523.77)	424.39

* Interest Rate Swaps are comprised of INR Interest Rate Swaps and FCY Interest Rate Swaps.
** Represents outstanding amount of net margin received from customers as at March 31, 2026 and March 31, 2025.
 # Concentration of credit risk arising from swaps is with banks as at March 31, 2026 and March 31, 2025.

The nature and terms of Rupee IRS outstanding as at March 31, 2026 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	4803	267,117.88	OIS	Fixed receivable v/s floating payable
Trading	5382	281,493.49	OIS	Floating receivable v/s fixed payable
Hedging	238	104,365.00	OIS	Fixed receivable v/s floating payable
Hedging	7	2,700.00	MIOIS	Fixed receivable v/s floating payable
Trading	682	44,305.56	MOD MIFOR	Fixed receivable v/s floating payable
Trading	440	25,215.94	MOD MIFOR	Floating receivable v/s fixed payable
Hedging	50	21,225.00	T-BILL Linked	Fixed receivable v/s floating payable
Total		**746,422.87**		

The nature and terms of foreign currency IRS as at March 31, 2026 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	4	179.02	EURIBOR	Fixed receivable v/s floating payable
Trading	2	161.55	EURIBOR	Floating receivable v/s fixed payable
Trading	5	626.93	EUR ESTR	Floating receivable v/s fixed payable
Trading	64	14,998.73	USD SOFR	Fixed receivable v/s floating payable
Trading	141	29,008.71	USD SOFR	Floating receivable v/s fixed payable
Hedging	6	1,356.14	USD SOFR	Fixed receivable v/s floating payable
Hedging	21	35,278.62	USD SOFR	Floating receivable v/s fixed payable
Trading	1	142.25	USD SOFR	Floating receivable v/s floating payable
Trading	1	1,422.53	USD TERM SOFR	Floating receivable v/s fixed payable
Hedging	13	15,647.78	USD TERM SOFR	Floating receivable v/s fixed payable
Trading	1	83.05	CHF SHARON	Floating receivable v/s fixed payable
Trading	1	83.05	CHF SHARON	Fixed receivable v/s floating payable
Total		**98,988.36**		

The nature and terms of Forward Rate Agreement as at March 31, 2026 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	483	12,158.11	Bond Yield	Sell FRA
Total		**12,158.11**		

The nature and terms of Rupee IRS outstanding as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	1	250	INCMT	Floating receivable v/s fixed payable
Trading	6345	346,649.08	OIS	Fixed receivable v/s floating payable
Trading	6624	353,427.29	OIS	Floating receivable v/s fixed payable
Hedging	296	131,970	OIS	Fixed receivable v/s floating payable
Trading	2	95.78	MIOIS	Fixed receivable v/s floating payable
Hedging	7	2,700	MIOIS	Fixed receivable v/s floating payable
Trading	555	36,772.96	MOD MIFOR	Fixed receivable v/s floating payable
Trading	309	20,370.94	MOD MIFOR	Floating receivable v/s fixed payable
Hedging	50	21,225	T-BILL Linked	Fixed receivable v/s floating payable
Total		**913,461.05**		

The nature and terms of foreign currency IRS as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	5	190.96	EURIBOR	Fixed receivable v/s floating payable
Trading	4	268.30	EURIBOR	Floating receivable v/s fixed payable
Trading	-	-	EUR ESTR	Fixed receivable v/s floating payable
Trading	9	897.93	EUR ESTR	Floating receivable v/s fixed payable
Trading	50	10,243.87	USD SOFR	Fixed receivable v/s floating payable
Trading	161	24,178.86	USD SOFR	Floating receivable v/s fixed payable
Hedging	17	6,102.92	USD SOFR	Fixed receivable v/s floating payable
Hedging	26	27,608.43	USD SOFR	Floating receivable v/s fixed payable
Trading	1	128.21	USD SOFR	Floating receivable v/s floating payable
Trading	1	1,282.13	USD TERM SOFR	Floating receivable v/s fixed payable
Hedging	33	32,053.13	USD TERM SOFR	Floating receivable v/s fixed payable
Trading	1	60.05	CHF SHARON	Floating receivable v/s fixed payable
Trading	1	60.05	CHF SHARON	Fixed receivable v/s floating payable
Total		**103,074.84**		

The nature and terms of Forward Rate Agreement as at March 31, 2025 are set out below:

(₹ crore, except numbers)

Nature	Nos.	Notional principal	Benchmark	Terms
Trading	588	15,574.54	Bond Yield	Sell FRA
Total		**15,574.54**		

- **Exchange traded interest rate derivatives**

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
i)	The notional principal amount of exchange traded interest rate derivatives undertaken during the years reported	Nil	Nil
ii)	The notional principal amount of exchange traded interest rate derivatives outstanding	Nil	Nil
iii)	The notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.
iv)	Mark to market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	N.A.	N.A.

- **Qualitative disclosures on risk exposure in derivatives**

Overview of business and processes

Derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest rates, exchange rates or indices. These include forwards, swaps, futures and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The following sections outline the nature and terms of the derivative transactions generally undertaken by the Bank.

Interest rate contracts

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date discounted for the interest period of the agreement.

Interest rate swaps involve the exchange of interest obligations with the counterparty for a specified period without exchanging the underlying (or notional) principal.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. The writer of the contract pays the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of interest rate caps and floors can create structures such as interest rate collar, cap spreads and floor spreads.

Interest rate futures are standardised interest rate derivative contracts traded on a recognised stock exchange to buy or sell a notional security or any other interest bearing instrument or an index of such instruments or interest rates at a specified future date, at a price determined at the time of the contract.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at an agreed exchange rate on a future date. These instruments are carried at fair value, determined based on either FEDAI rates or market quotations.

Cross currency swaps are agreements to exchange principal amounts denominated in different currencies. Cross currency swaps may also involve the exchange of interest payments on one specified currency for interest payments in another specified currency for a specified period.

Currency options (including Exchange Traded Currency Option) give the buyer, on payment of a premium, the right but not an obligation, to buy or sell specified amounts of currency at an agreed exchange rate on or before a specified future date.



Currency futures contract is a standardised contract traded on an exchange, to buy or sell a certain underlying currency on a certain date in the future, at a specified price. The contract specifies the rate of exchange between one unit of currency with another.

The Bank's derivative transactions relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to hedge their market risks (both interest rate and exchange risks), within the regulatory framework as applicable from time to time. The Bank deals in derivatives on its own account (trading activity) principally for the purpose of generating a profit from short term fluctuations in price yields or implied volatility. The Bank also deals in derivatives to hedge the risk embedded in some of its Balance Sheet assets or liabilities.

Constituents involved in derivative business

The Treasury front-office enters into derivative transactions with customers and inter-bank counterparties. The Bank has an independent back-office and mid-office as per regulatory guidelines. The Bank has credit risk and market risk departments, as part of the Risk Management Group, that assesses counterparty credit risk and market risk limits, within the risk architecture and processes of the Bank.

Derivative policy

The Bank has in place a Derivative policy which covers various aspects that apply to the functioning of the derivative business. The derivative business is administered through various market risk limits such as position limits, tenor limits, sensitivity limits, scenario based profit and loss limit for option portfolio, stop loss trigger levels and value-at-risk limits that are recommended by the Risk Policy and Monitoring Committee ('RPMC') to the Board of Directors for approval. All methodologies that are used to assess market and credit risks for derivative transactions are specified by the market risk and credit risk units. Limits are monitored on a daily basis by the mid-office.

The Bank has a Board approved policy on Customer Suitability & Appropriateness, which forms part of the Derivative policy, to ensure that derivative transactions entered into are appropriate and suitable to the customer's nature of business / operations. Before entering into a derivative deal with a customer, the Bank scores the customer on various risk parameters and based on the overall score level it determines the kind of product that best suits its risk appetite and the customer's requirements.

Classification of derivatives book

The derivative book is classified into trading and hedging book. Classification of the derivative book is made on the basis of the definitions of the trading and hedging specified in the RBI guidelines. The trading book is managed within the trading limits recommended by the RPMC and approved by the Board of Directors.

Hedging policy

For derivative contracts designated as hedging instruments, the Bank documents, at inception of the hedge, the relationship between the hedging instrument and the hedged item, the risk management objective for undertaking the hedge and the methods used to assess the hedge effectiveness. Hedge effectiveness is ascertained at the time of inception of the hedge and periodically thereafter. Hedge effectiveness is measured by the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument using various qualitative and quantitative methods.

The hedging book consists of transactions to hedge Balance Sheet assets or liabilities. The tenor of hedging instrument may be less than or equal to the tenor of underlying hedged asset or liability. The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the Balance Sheet. In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges other than for foreign exchange forward contracts and principal only swaps, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account. Foreign exchange forward contracts and principal only swaps not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premia or discount arising at the inception of such forward exchange contract is amortised as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

- **Provisioning, collateral and credit risk mitigation**

  The Bank enters into derivative transactions with counterparties based on their business ranking and financial position. The Bank sets up appropriate appetite / limits upon evaluating the ability of the counterparty to honour its obligations in the event of crystallisation of the exposure. Appropriate credit covenants are stipulated where required, as trigger events to call for collaterals or terminate a transaction and contain the risk. Further, to mitigate the current exposure in non-centrally cleared forex and derivative transactions, Bank has entered into Credit Support Annex ('CSA') agreements with some of the major international counterparty banks and few Indian financial institutions.

  The Bank, at the minimum, conforms to the RBI guidelines with regard to provisioning requirements. Overdue receivables representing crystallised positive mark to market value of a derivative contract are transferred to the account of the borrower and treated as non-performing assets, if these remain unpaid for 90 days or more. Full provision is made for the entire amount of overdue and future receivables relating to positive marked to market value of non-performing derivative contracts.

- **Quantitative disclosure on risk exposure in derivatives**

(₹ crore)

Sr. No.	Particulars	Currency derivatives		Forward contracts		Interest rate derivatives	
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
1	Derivatives (notional principal amount)						
	a) Hedging	4,267.58	13,248.63	60,077.97	69,063.80	180,572.54	221,659.47
	b) Trading	39,764.05	53,216.03	2,149,412.58	1,224,428.67	677,065.64	810,553.44
2	Marked to market positions #						
	a) Asset (+)	1,894.96	999.96	49,526.04	8,178.81	4,278.28	3,038.63
	b) Liability (-)	(1,334.64)	(568.25)	(48,389.40)	(7,822.67)	(3,789.33)	(3,728.34)
	c) Net	560.32	431.71	1,136.63	356.14	488.95	(689.71)
3	Credit exposure	3,762.31	4,771.67	36,516.12	31,151.66	8,268.19	14,648.79
4	Likely impact of one percentage change in interest rate (100*PV01)**						
	a) On hedging derivatives	13.78	82.36	11.71	2.86	3,174.89	4,202.37
	b) On trading derivatives	33.09	25.30	19.91	1.13	1,189.71	1,805.05
5	Maximum of 100*PV01 observed during the year**						
	a) On hedging*	71.18	189.22	11.71	6.13	4,170.61	5,127.07
	b) On trading	38.99	25.30	19.91	7.86	1,891.93	2,182.42

(₹ crore)

Sr. No.	Particulars	Currency derivatives		Forward contracts		Interest rate derivatives	
		March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
6	Minimum of 100*PV01 observed during the year**						
	a) On hedging*	13.78	82.36	2.61	0.55	3,174.89	4,202.37
	b) On trading	25.31	0.93	0.23	0.17	1,189.71	1,805.05

 # For trading derivatives including accrued interest.
* Computed for the month end dates where hedge deals were outstanding.
** Amounts given are absolute values on a net basis, excluding currency options.

✓ The notional principal amounts of derivatives reflect the volume of transactions outstanding as at the Balance Sheet date and do not represent the amounts at risk.

✓ For the purpose of this disclosure; currency derivatives include currency options purchased and sold and cross currency swaps; forward contracts include foreign exchange spot, forward and swap contracts; interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.

✓ The Bank has computed the maximum and minimum of PV01 for the year based on the balances as at the end of every month.

✓ In respect of derivative contracts, the Bank has computed the exposure under the Current Exposure Method for counterparty credit risk capital computation based on the guidelines issued by RBI on "Bilateral Netting of Qualified Financial Contracts – Amendments to Prudential Guidelines" dated March 30, 2021 and any related amendments thereafter. However, for the purpose of calculating product-wise derivative exposure as mentioned in point number 3 in table above, Bank has calculated using Current Exposure Method ('CEM') without the impact of Bilateral Netting.

- **Credit default swaps**

  The Bank has not transacted in credit default swaps during the year ended March 31, 2026 (previous year: Nil).

12. **Securitisation:**

- **The outstanding amount of securitised assets as per books of the SPEs and total amount of exposures retained by the originator as on the date of balance sheet to comply with the MRR.**

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
1.	No. of SPEs holding assets for securitisation transactions originated by the originator	3	3
2.	Total amount of securitised assets as per books of the SPEs	12,534.44	19,035.87
3.	Total amount of exposures retained by the originator to comply with MRR as on the date of balance sheet	1,648.30	2,061.42
	a) Off-balance sheet exposures		
	First loss	608.31	608.94
	Others	-	-
	b) On-balance sheet exposure		
	First loss	247.44	247.44
	Others	792.55	1,205.04
4.	Amount of exposures to securitisation transactions other than MRR	842.87	1,045.49
	a) Off-balance sheet exposures		

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
	i) Exposure to own securitisations		
	First loss	-	-
	Others	-	-
	ii) Exposure to third party securitisations		
	First loss	-	-
	Others	-	-
	b) On-balance sheet exposures		
	i) Exposure to own securitisations		
	First loss	-	-
	Others	842.87	1,045.49
	ii) Exposure to third party securitisations		
	First loss	-	-
	Others	-	-
5.	Sale consideration received for the securitised assets and gain / loss on sale on account of securitisation^	Sale Consideration – NIL Gain / Loss - NIL	Sale Consideration - 21,434.28 Gain / Loss- NIL
6.	Form and quantum (outstanding value) of services provided by way of, liquidity support, post-securitisation asset servicing, etc		
	Services Provided: Post Securitisation Assets Servicing **Type of service:** Servicing Agent	**No of Transaction:** 3 **Outstanding Value:** 12,534.44	**No of Transaction:** 3 **Outstanding Value:** 19,035.87
7.	Performance of facility provided.	Credit Enhancement Amount paid (utilised): 1.08 Repayment received (replenishment): 0.45 Outstanding amount: 1,313.51 (Average 10.48% of current pool outstanding)	Credit Enhancement Amount paid (utilised): 0.32 Repayment received (replenishment): 0.32 Outstanding amount: 1,314.14 (Average 6.90% of current pool outstanding)
8.	Average default rate of portfolios observed in the past.	5 years weighted average % of 90+ to total loans outstanding for respective asset class Housing Loan: 0.40% Auto Loans (new car): 0.25%	5 years weighted average % of 90+ to total loans outstanding for respective asset class Housing Loan: 0.51% Auto Loans (new car): 0.26%
9.	Amount and number of additional / top up loan given on same underlying asset.	Number of additional / top up loan: Housing Loan: 743 Auto Loan: 19,496 Amount O/s as on 31-Mar-26: Housing Loan: 48.77 Auto Loan: 1,033.43	Number of additional / top up loan: Housing Loan: 869 Auto Loan: 8,629 Amount O/s as on 31-Mar-25: Housing Loan: 57.61 Auto Loan: 492.00
10.	Investor complaints (a) Directly / Indirectly received and; (b) Complaints outstanding	-	-

^ represent transactions done during the year.
All 3 transactions are non-STC (Simple, Transparent and Comparable).

13.   Off-Balance Sheet SPVs

There are no Off-Balance Sheet SPVs sponsored by the Bank, which need to be consolidated as per accounting norms.

14.   Transfers to Depositor Education and Awareness Fund (DEA Fund)

The details of amount transferred during the respective year to DEA Fund are as under:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance of amounts transferred to DEA Fund	1,477.94	1,291.25
Add: Amounts transferred to DEA Fund during the year	386.25	211.97
Less: Amounts reimbursed by DEA Fund during the year towards claims	25.22	25.28
Closing balance of amounts transferred to DEA Fund	1,838.97	1,477.94

The closing balance of amount transferred to DEA Fund is included under 'Schedule 12 - Contingent Liabilities – Other items for which the Bank is contingently liable'.

15.   Disclosure for complaints and grievance redress

Summary information on complaints received by the Bank from the customers and from the Office of Ombudsman.

Sr. No.	Particulars	March 31, 2026	March 31, 2025
	Complaints received by the Bank from its customers		
1	Number of complaints pending at beginning of the year	16,306	14,232
1.1	Includes cases reclassified as complaint pertaining to FY 25	426	-
2	Number of complaints received during the year	6,27,805	4,57,466
3	Number of complaints disposed during the year	6,23,628	4,55,392
3.1	Of which, number of complaints rejected by the Bank*	1,70,899	1,50,965
4	Number of complaints pending at the end of the year	20,909	16,306
	Maintainable complaints received by the bank from Office of Ombudsman		
5	Number of maintainable complaints received by the bank from Office of Ombudsman	18,381	13,578
5.1	Of 5, number of complaints resolved in favor of the bank by Office of Ombudsman	9,399	6,515
5.2	Of 5, number of complaints resolved through conciliation / mediation / advisories issued by Office of Ombudsman	8,982	7,063
5.3	Of 5, number of complaints resolved after passing of Awards by Office of Ombudsman against the bank	NIL	NIL
6	Number of Awards unimplemented within the stipulated time (other than those appealed)	NIL	NIL

* Total cases referred to Internal Ombudsman (IO) was 1,84,502 cases (previous year: 1,65,081 cases) of which 1,70,899 cases (previous year: 1,50,965 cases) were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2026	March 31, 2025
A	Total number of complaints	9,51,222	7,25,047
B	Complaints redressed by the Bank within one working day / duplicate complaints	3,23,417	2,67,581
C	**Net Reportable Complaints (A - B)**	**6,27,805**	**4,57,466**

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2026:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Includes cases reclassified as complaint pertaining to FY 25	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days
1	2	2.a	3	4	5	6
ATM / Debit Cards	3,467	38	1,45,935	22%	3,718	66
Credit Cards	3,839	118	1,43,894	24%	4,230	0
Internet / Mobile / Electronic Banking	3,160	231	1,71,092	71%	5,592	9
Loans and advances	3,927	0	87,341	35%	4,717	5
Account opening / difficulty in operation of accounts	386	0	30,519	45%	748	1
Others	1,527	39	49,024	38%	1,904	24
Total	**16,306**	**426**	**6,27,805**	**37%**	**20,909**	**105**

All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2025:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days
1	2	3	4	5	6
ATM / Debit Cards	3,013	1,19,694	(17%)	3,467	218
Credit Cards	2,565	1,16,242	23%	3,839	3
Internet / Mobile / Electronic Banking	2,910	1,00,306	(11%)	3,160	21
Loans and advances	3,981	64,833	(13%)	3,927	6
Account opening / difficulty in operation of accounts	327	20,986	(14%)	386	1
Others	1,436	35,405	3%	1,527	29
Total	**14,232**	**4,57,466**	**(6%)**	**16,306**	**278**

All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

16. Penalties levied by the RBI

During the year ended March 31, 2026, RBI has levied following penalties on the Bank:

- RBI vide its letter dated July 11, 2025, levied a penalty of ₹ 488,000 on the Bank for granting a term loan to a Foreign Owned or Controlled Company (FOCC) for acquisition of shares of another Indian company in contravention of Para 9.3.6 of the Reserve Bank Master Direction on Foreign Investment in India.


- RBI vide its letter dated November 28, 2025, levied a penalty of ₹ 9,100,000 on the Bank for not adopting a uniform external benchmark within a loan category, for the Bank's subsidiary undertaking a business not covered under Section 6 of the Banking Regulation Act, 1949, and for outsourcing offline verification of KYC documents to Direct Selling Agents (DSAs), in contravention to the Reserve Bank Directions on 'Interest Rate on Advances', the Reserve Bank Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services read with provisions of Reserve Bank of India (Know Your Customer (KYC)) Directions, and the provisions of the Banking Regulation Act, 1949.

The penalties have been paid by the Bank and has initiated / taken corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

During the year ended March 31, 2025, RBI has levied following penalties on the Bank:

- RBI vide its letter dated September 10, 2024 levied a penalty of ₹ 10,000,000 on the Bank for giving gifts to the depositors at the time of accepting deposits, for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 pm and before 7 am, in contravention to the Reserve Bank directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'.

- RBI vide its letter dated March 26, 2025 levied a penalty of ₹ 7,500,000 on the Bank for not categorising certain customers into low, medium and high-risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to Reserve Bank directions on 'Know Your Customer (KYC)'.

The penalties were paid by the Bank and initiated / took corrective measures, as necessary, to align the operations / procedures in line with the applicable regulations.

17. **Disclosures on remuneration**

    Qualitative Disclosures

    A. **Information relating to the bodies that oversee remuneration**

       Name and composition

       The Board of Directors of the Bank has constituted the Governance, Nomination and Remuneration Committee (hereinafter, the 'GNRC') for overseeing and governing the compensation policies of the Bank. The GNRC is comprised of four non-executive directors as of March 31, 2026. Further, two members of the GNRC are also members of the Risk Policy and Monitoring Committee (hereinafter, the 'RPMC') of the Board.

       As of March 31, 2026, the GNRC is comprised of Dr. Harsh Kumar Bhanwala, Mr. Sandeep Parekh, Mr. M.D. Ranganath and Mr. Keki Mistry. Further, Mr. M.D. Ranganath and Mr. Sandeep Parekh are also the members of the RPMC. Dr. Harsh Kumar Bhanwala is the chairperson of the GNRC.

       Mandate of the GNRC

       The primary mandate of the GNRC is to actively oversee and review the implementation of compensation policy of the Bank. The GNRC periodically reviews the overall Remuneration Policy of the Bank with a view to attract, retain and motivate employees. In this capacity it is required to review and approve the design of the total compensation framework, including compensation strategy programs and plans, ensure alignment with prudent risk taking on behalf of the Board of Directors. The compensation structure and pay revision for the Group Heads, Material Risk Takers, Senior Management, Risk and Control Staff, Key Management Personnel and Whole Time Directors (who are also Material Risk Takers) of the Bank is approved by the GNRC and subsequently approved by the Board of Directors. The compensation of the Whole Time Directors requires the additional approval of the Reserve Bank of India. The GNRC co-ordinates with the RPMC to ensure that compensation is aligned with prudent risk taking. Further, the GNRC also reviews the appointments of individuals at the levels of Group Heads, Key Management Personnel, Senior Management and Whole Time Directors of the Bank.

External Consultants:

The Bank engaged with the following consultants during the year ended March 31, 2026:

1. AON Consulting Private Limited – in respect of the Bank's annual salary market benchmarking exercise.

2. Deloitte Touche Tohmatsu India LLP – in respect of the Bank's benchmarking exercise pertaining to executive compensation and compensation philosophy.

3. Mercer Consulting (India) Private Limited – in the area of job evaluation.

4. Grant Thornton for Black Scholes Valuation of ESOPs and RSUs.

5. Willis Towers Watson - in respect of Bank's annual salary market benchmarking exercise for C1 & above employees.

6. Overseas Legal Counsel (multiple consultants – OLN Law, Howard and Kennedy, ENS Africa, Al Tamini Allen & Gladhill) for employment related policies for the Bank's presence outside India.

Scope of the Bank's Remuneration Policy:

The Remuneration Policy of the Bank includes within its scope all business lines and functions, and all permanent staff in the Bank's domestic as well as international offices. The principles articulated in the compensation policy are applicable uniformly across the Bank. However, any statutory/regulatory provisions applicable in overseas locations take precedence over the Remuneration Policy of the Bank.

All permanent employees of the Bank except those covered under the long-term wage agreement is covered by the said Remuneration Policy. The number of employees covered under the compensation policy was 2,10,969 as on March 31, 2026 (previous year: 2,14,308, i.e. as on March 31, 2025).

B. Information relating to the design and structure of remuneration processes and the key features and objectives of remuneration policy

I. Key Features and Objectives of Remuneration Policy

The Bank's Remuneration Policy (the 'Policy') is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective of the Policy is to provide a fair and transparent structure that helps in acquiring and retaining the talent pool critical to build competitive advantage and brand equity. The Policy has been designed basis the principles for sound compensation practices in accordance with regulatory requirements and provides a framework to create, modify and maintain appropriate compensation programs and processes with adequate supervision and control.

The Bank's performance management system provides a sound basis for assessing employee performance holistically. The Bank's compensation framework is aligned with the performance management system and differentiates pay appropriately amongst its employees based on degree of contribution, performance, skill, experience, grade and availability of talent owing to competitive market forces. Further, the Bank also considers compliance to processes, regulatory compliance and risk management as an integral part of its performance appraisal process. These factors are given due weightage for the purposes of the final performance rating of employees for a given performance year.

The GNRC considers the aforementioned principles enunciated in the Bank's compensation policy and ensures that:

(a) the compensation is adjusted for all types of prudent risk taking;

(b) compensation outcomes are symmetric with risk outcomes;

(c) compensation payouts are sensitive to the time horizon of risk; and

(d) the mix of cash, equity and other forms of compensation are aligned with risk.

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

Review of Remuneration Policy of the Bank

In line with Annual Review of the Compensation Policy for the Bank, the same was proposed by the Bank to the GNRC with the proposal of changes basis observations of Audit on specific inclusions.

This was reviewed and approved by the GNRC during the year ended March 31, 2026, vide GNRC dated February 25, 2026.

II. Design and Structure of Remuneration

The design and structure of remuneration in accordance with the RBI guidelines dated November 4, 2019, for the financial year ended March 31, 2026, is as follows:

a) Fixed Pay

The Remuneration Policy ensures that the fixed component of the compensation is reasonable, taking into account all relevant factors including industry practice.

Elements of Fixed Pay:

The fixed pay component of the Bank's compensation structure typically consists of elements such as base salary, allowances, perquisites and retirement benefits. Perquisites extended are in the nature of company car, company leased accommodation, club membership and such other benefits or allowances in lieu of such perquisites / benefits. Retirement benefits include contributions to Provident Fund, Superannuation Fund (for employees above certain job bands), National Pension Scheme and Gratuity. The Bank also provides pension to certain employees of the erstwhile Lord Krishna Bank (eLKB) under the Indian Banks' Association ('IBA') structure.

Determinants of Fixed Pay:

The fixed pay is primarily determined by taking into account factors such as the job size, performance, experience, location, market competitiveness of pay and is designed to meet the following key objectives of:

(a)   fair compensation given the role complexity and size;

(b)   fair compensation given the individual's skill, competence, experience and market pay position;

(c)   contribution to post retirement benefits; and

(d)   compliance with all statutory obligations.

The quantum of fixed pay for the Top Management i.e., Employees in Executive Vice President and above grades, who are Material Risk Takers (including the Whole Time Directors), Risk and Control Staff and Key Management Personnel are approved by the GNRC and the Board.

The quantum of fixed pay for Whole Time Directors is approved by the GNRC and the Board, and is subject to the approval of the RBI.

b) Variable Pay – For Top Management

The performance management system forms the basis for variable pay allocation of the Bank. The Remuneration Policy of the Bank ensures that the performance management system is comprehensive and considers both, quantitative and qualitative performance measures.

(i) Composition of Variable pay

The variable pay will be in the form of share linked instruments or a mix of cash and share linked instruments. The share linked instrument used in the financial year 2025-26 was the Employee Stock Options. All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the GNRC. For the Whole Time Directors, the variable pay is approved by the GNRC, Board and the Reserve Bank of India.

The Bank will ensure that there is a proper balance between Fixed Pay and Variable Pay. In cases where compensation by way of share-linked instruments is not permitted by law / regulations, the entire variable pay will be in cash.

(ii) Limits on Variable pay

For the Material Risk Takers including the Whole Time Directors, a substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay (for the relative performance period).

In case the variable pay is up to 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2025-26 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his/her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

For the Risk and Control staff, their Total Compensation is weighed in favor of Fixed Pay.

(iii) Deferral of Variable pay

For top management including Whole Time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements exist for the variable pay. A minimum of 60% of total variable pay is under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus is deferred. In cases where cash component of the bonus is under ₹ 25 lakh, deferral arrangements is not necessary.

The deferral period is a minimum of three years and is applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs / RSUs is governed by the ESOP / RSU Scheme Rules which is approved by the GNRC and the Board. In 2025-26, the deferment of variable pay, wherever applicable, was at least 3 years.

(iv) Vesting of Variable pay

The deferred portion of the remuneration vests at the end of deferral period and is spread out over the course of the deferral period. The first vesting is not before one year from the commencement of the deferral period. The vesting is no faster than on a pro rata basis and the frequency of the vesting is more than a year in order to ensure appropriate assessment of risk.

(v) Malus / Clawback Arrangement

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e., any Share Linked Instrument). The RBI guidelines thus define malus as "A **malus** arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e., any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI



thus define clawback as "A **clawback** is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions is enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the GNRC for the application of the Malus or the Clawback arrangement:

a) Substantial Financial Deterioration in profitability or risk parameters

b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c) Fraud that requires a financial restatement

d) Reputational harm

e) Exposing the bank to substantial risk

f) Such other conditions or events, of similar nature as above, as determined by GNRC for triggering review by GNRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the GNRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the GNRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in Bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the Bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the Bank's post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The GNRC may decide to apply malus on part, or all of the variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The GNRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole Time Director / Material Risk Taker / Top Management (Job Bands C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the Governance, Nomination and Remuneration Committee annually.

The GNRC and Board of Directors has also approved an addendum to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This addendum shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

(vi) Approval Process:

The Variable Pay for Senior Management, who are Material Risk Takers (including the Whole Time Directors) Risk and control staff is approved by the GNRC and the Board. For Whole Time Directors the variable pay is approved by the GNRC, Board and the Reserve Bank of India.

Employees other than Senior Management, Material Risk Takers, Whole Time Directors

The Bank has formulated the following variable pay plans:

(i) Annual Bonus Plan

The quantum of variable payout is a function of the performance of the Bank, performance of the business unit, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalizing the payout.

Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions.

(ii) Performance-linked Plans (PLPs)

PLPs are formulated for employees in sales, collections, customer service and relationship roles who are given business / service targets but have limited impact on risk since credit decisions are exercised independent of these functions. All PLP payouts are based on a balanced scorecard framework which factors not just quantitative, but also qualitative measures, and are subject to achievement of individual targets enumerated in the respective scorecards of the employees. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are on the PLPs for the entire financial year are excluded from the Annual Bonus Plan.

(iii) Employee Stock Option Plan (ESOPs)

Employees in Job Bands D4 and above also receive ESOPs as a vehicle to create a balance between short term rewards and long term sustainable value creation. ESOPs play a key role in the attraction and retention of key talent.

The GNRC grants options after considering parameters such as the incumbent's grade and performance rating, and such other factors as may be deemed appropriate by the GNRC.

All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the GNRC.

The Bank grants ESOPs to eligible employees. Such ESOPs vest over four tranches spread over a period of 48 months.

In accordance with the RBI guidelines, Employee Stock Options is included as part of Variable Pay.

(iv) Restricted Stock Units (Units)

The Bank granted RSUs to employees at E3 – D3 bands (up to 10 levels below the MD). The same was approved by the GNRC after considering parameters such as the employee's grade, performance rating and any other factors as may be deemed appropriate by the GNRC.

RSUs are granted based on one or more of the pre-defined performance conditions as may be determined by the GNRC on a case-to-case basis: Organization performance basis factors such as, i) Total Shareholders' Return ii) Asset Quality iii) Return on Asset iv) Profitability v) Return on Equity vi) Relative performance vis-à-vis peers, Business Unit Performance and individual performance.

All plans for grant of units are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of units post approval by the GNRC.

Such units vest over three to four tranches spread over a period of 36 to 48 months.

Risk, Control and Compliance Staff

The Bank has separated the Risk, Control and Compliance functions from the Business functions in order to create a strong culture of checks and balances and to eliminate any possible conflict of interest between revenue generation and risk management and control. Accordingly, the overall variable pay as well as the annual salary increment of the employees in the Risk, Control and Compliance functions is based on their performance, functional objectives and goals. The Bank ensures that the mix of fixed to variable compensation for these functions is weighted in favor of fixed compensation.

Guaranteed Bonus

Guaranteed bonuses are not consistent with sound risk management or pay for performance principles of the Bank and therefore do not form an integral part of the general compensation practice.

For critical hiring for some select strategic roles, the Bank may consider granting of bonus, based on the performance rating upon confirmation, as a prudent way to avoid loading the entire cost of attraction into the fixed component of the compensation which could have a long term cost implication for the Bank. For such hiring, the said bonus is generally decided by taking into account appropriate risk factors and market conditions.

For hiring at levels of Whole Time Directors / Managing Director / Material Risk Takers and certain employees in select strategic roles, a sign-on bonus, if any, is limited to the first year only and would be in the form of Employee Stock Options or Units.

Joining / Sign-On Bonus in the form of RSUs were granted to select employees in FY 2025-26 – however, as per the RBI Guidelines dated November 04, 2019, such Bonus are neither considered part of Fixed Pay nor part of Variable Pay. The Bank grants such bonus to employees in line with the Compensation Policy of the Bank, post approval by the GNRC.

Severance Pay

The Bank does not grant severance pay other than accrued benefits (such as gratuity, pension) except in cases where it is mandated by any statute.

Hedging

The Bank does not provide any facility or fund or permit its Whole Time Directors and employees to insure or hedge their compensation structure to offset the risk alignment effects embedded in their compensation arrangement.

Statutory Bonus

Some employees are also paid statutory bonus as per the Payment of Bonus Act, 1965 as amended from time to time.

III. Remuneration Processes

Fitment at the time of Hire

Pay scales at the Bank are set basis the job size, experience, location and the academic and professional credentials of the incumbent.

The compensation of new hires is in line with the existing pay ranges and consistent with the compensation levels of the existing employees of the Bank at similar profiles. The pay ranges are subject to change basis market trends and the Bank's talent management priorities. While the Bank believes in the internal equity and parity as a key determinant of pay, it does acknowledge the external competitive pressures of the talent market. Accordingly, there could be certain key profiles with critical competencies which may be hired at a premium and treated as an exception to the overall pay philosophy. Any deviation from the defined pay ranges is treated as a hiring exception requiring approval with appropriate justification.

Pay Increment / Pay Revision

The Bank strives to ensure external competitiveness as well as internal equity without diluting the overall focus on optimizing cost. In order to enhance the Bank's external competitiveness, it participates in an annual salary survey of the banking sector to understand key market trends as well as get insights on relative market pay position compared to peers. The Bank endeavors to ensure that most employees progress to the median of the market in terms of fixed pay over time. This coupled with key internal data indicators like performance score, job family, experience, job grade and salary budget form the basis of decision making on revisions in fixed pay.

Increments in fixed pay for majority of the employee population are generally undertaken once every financial year. However, promotions, confirmations and change in job dimensions could also lead to a change in the fixed pay during other times of the financial year.

The Bank also makes salary corrections and adjustments during the financial year for competitive pay positioning for the purpose of retention of critical skills and critical talent in the domain of Information Technology, Digital, Information Security, Data Science as well as other segments that are strategic focus areas of the Bank. However, such pay revisions are done on a need basis.

The Fixed Pay for the Material Risk Takers (other than Whole Time Directors), Senior Management, Key Management Personnel is approved by the GNRC and the Board. The Fixed Pay for the Whole Time Directors is approved by the GNRC, Board and the Reserve Bank of India.

C. Description of the ways in which current and future risks are taken into account in the remuneration processes, including the nature and type of the key measures used to take account of these risks

The Bank takes into account various types of risks in its remuneration processes. The Bank follows a comprehensive framework that includes within its ambit the key dimensions of remuneration such as fixed pay, variable pay and long term incentives (i.e., Employee Stock Options).



Fixed pay: The Bank conducts a comprehensive market benchmarking study to ensure that employees are competitively positioned in terms of fixed pay. The Bank follows a robust salary review process wherein revisions in fixed compensation are based on performance. The Bank also makes salary adjustments taking into consideration pay positioning of employees vis-à-vis market reference points. Through this approach the Bank endeavors to ensure that the talent risk due to attrition is mitigated. Fixed pay could be revised downwards as well, in the event of certain proven cases of misconduct by an employee.

Variable pay: The Bank has distinct types of variable pay plans as given below:

- **Quarterly / monthly performance-linked pay (PLP) plans:**

  All quarterly / monthly PLP plans are based on the principle of balanced scorecard framework that includes within its ambit both quantitative and qualitative factors including key strategic objectives that ensure future competitive advantage for the Bank. PLP plans, by design, have deterrents that play a role of moderating payouts based on the non-fulfillment of established quantitative / qualitative risk factors. Deterrents also include risks arising out of non-compliance, mis-sell etc. Further, a portion of all payouts under the PLP plans is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are part of the PLP plans for the entire financial year are excluded from the Annual Bonus Plan.

- **Variable Pay:**

  The Bank takes into consideration the fact that a portion of the Bank's profits are directly attributable to various types of risks the Bank is exposed to such as credit risk, operational risk, market risk etc.

  The framework developed by the Bank in order to arrive at the quantum of bonus pool is based on the performance of the Bank and profitability. The annual variable pay is distributed based on business unit and individual performance and job band and role of the individual for non-business functions. The business unit performance is based on factors such as growth in revenue, growth in profit, improvement in cost to income ratio, improvement in Gross NPA, Key objectives met. Bonus pay out for an individual employee in a particular grade is linked to the performance rating of the employee and subject to meeting the Bank's standards of ethical conduct.

  The Bank has devised appropriate malus and clawback clauses as a risk mitigant for Whole Time Directors, Material Risk Takers, Senior Management (i.e. Employees in the job Bands of Executive Vice President and above). Under the malus clause the incumbent could forego the vesting of the deferred variable pay in full or in part. Under the clawback clause the incumbent is obligated to return all the tranches of variable pay payout pertaining to the reference performance year. The deferred variable pay is paid out post review and approval by the GNRC and the Board.

D. Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The Bank has a robust performance management system for evaluating the performance of its Whole Time Directors. The performance appraisal system is based on a Balanced Scorecard Framework and considers qualitative as well as quantitative factors of performance which includes the parameters at overall organization level and at Target Business Level. Following is an illustrative list of few which are covered in the Balanced Scorecards of Whole Time Directors.

1. **Business Performance** – This includes business growth, profitability, asset quality and shareholder value.

2. **Risk, Audit and Compliance** – This includes internal reports, audit reports and compliance with the regulations RBI inspection.

3. **Digital Transformation** – This includes performance on initiatives required to run the Bank and grow the Bank.

4. **People Excellence** – This includes succession planning and employee attrition.

   The above list is not exhaustive.

While the above parameters form the core evaluation parameters for the Bank and the remuneration of its Whole Time Directors, each of the business units are measured on the following from a remuneration standpoint:

a)   Growth in Net Revenue (%) over previous year;

b)   Growth in Profit Before Tax (%) over previous year;

c)   Improvement in Cost to Income over the previous year;

d)   Improvement in Gross NPA over the previous year and

e)   Achievement of Key Strategic Objectives.

The process by which levels of remuneration in the Bank are aligned to the performance of the Bank, business unit and individual employees is articulated below:

Fixed Pay

The Bank reviews the fixed pay portion of the compensation structure basis merit-based increments and market corrections. These are based on a combination of performance rating, job band and the functional category of the individual employee. For a given job band, the merit increment is directly related to the performance rating of an employee. The Bank strives to ensure that most employees progress to the median of the market in terms of fixed pay over time. All other things remaining equal, the correction percentage is directly related to the tenure and performance rating of the individual. Multiple factors such as past Performance Ratings, Job Size of the position etc, are considered to take decisions on employee promotions which also results into increase in an employees Fixed Pay.

Variable Pay

Basis the performance of the business unit, individual performance and role, the Bank has formulated the following variable pay plans:

*   **Variable Pay Plans:**

     For Employees in Job Bands of Sr Vice President I and Above (includes employees in Senior Management, Material Risk Takers, Whole Time Directors, Risk & Control staff) the variable pay intends to reward short term as well as long term sustained performance of the Bank and shareholder value creation.

     Short term Performance: Short term performance is realized in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

     Long term Performance: Employee Stock Options are granted to employees based on their performance rating and job band and the value of the same is realized vide long term performance of the Bank and creation of shareholder value. The units granted vest over multiple years.

     For Employees in job bands Vice President and below:

     At these levels the variable pay is primarily in the form of cash variable pay and is based on the annual performance. In FY 2025-26, the Bank granted RSUs at E3-D3 bands based on their performance rating, grade and any other such parameter as approved by the GNRC.

     The Bank's annual bonus is computed as a percentage of the gross salary for every job band. The bonus multiple is based on performance of the business unit (based on the parameters mentioned above, wherever applicable), individual performance rating, job band and the functional category of the individual employee. The business performance category determines the multiplier for the bonus. All other things remaining equal, for a given job band, the bonus is directly related to the performance rating. Employees who are part of the annual cash Variable Pay plan for the entire financial year are not part of the Performance Linked Plans mentioned below.

433



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

- **Performance-linked Plans (PLPs)**

  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

E. Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance

For employees in Senior Management, Material Risk Takers including Whole Time Directors, and Risk & Control staff the Bank seeks the Bank seeks to adjust remuneration to take account of the longer term performance in the following way.

(i) Limits on variable pay

For Material Risk Takers including the Whole Time Directors, a substantial portion of compensation i.e., at least 50% will be variable and paid on the basis of individual, business-unit and organization performance as applicable. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay.

In case the variable pay is up to 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2025-26 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

For the Risk and Control staff, their Total Compensation is weighed in favor of Fixed Pay.

(ii) Deferral of variable pay

For top management including Whole Time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements will exist for the variable pay. A minimum of 60% of total variable pay will be under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus shall be deferred. In cases where cash component of the bonus is under ₹ 25 lakh, deferral arrangements would not be necessary.

The deferral period would be a minimum of three years and will be applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs will be governed by the ESOP Scheme Rules which will be approved by the GNRC and the Board. In FY 2025-26, the deferment of variable pay, wherever applicable, was at least 3 years.

(iii) Vesting of Variable Pay

The deferred portion of the remuneration will vest at the end of deferral period and will be spread out over the course of the deferral period. The first vesting would not be before one year from the commencement of the deferral period. The vesting would be no faster than on a pro rata basis and the frequency of the vesting would be more than a year in order to ensure appropriate assessment of risk.

(iv) Malus / Clawback Arrangement:

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e., any Share Linked Instrument). The RBI guidelines thus define malus as "A **malus** arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback Arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e., any Share Linked Instrument) made in the previous year's attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines thus define **clawback** as "A clawback is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behavior involving fraudulent behavior, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behavior listed above is presumed to have a malafide intent. Illustrative list of conditions is enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the GNRC for the application of the Malus or the Clawback arrangement:

a) Substantial financial deterioration in profitability or risk parameters

b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior

c) Fraud that requires a financial restatement

d) Reputational harm

e) Exposing the bank to substantial risk

f) Such other conditions or events, of similar nature as above, as determined by GNRC for triggering review by GNRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the GNRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the GNRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank's post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The GNRC may decide to apply malus on part, or all of the unvested deferred Variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The GNRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole Time Director / Material Risk Taker / Senior Management (C1 and above) prior to applying the Malus or Clawback arrangement.


The criteria for Malus / Clawback will be reviewed by the GNRC annually.

The GNRC and Board of Directors has also approved an addendum to the compensation policy on Clawback of Incentive Compensation in view of the final rules on listing standards for the recovery of erroneously awarded compensation adopted by the Securities and Exchange Commission on October 26, 2022, applicable to companies listed on the New York Stock Exchange and NASDAQ.

This addendum shall be read with, and is in addition to, the Compensation Policy formulated and approved by the Board of Directors of the Bank. The same has been formulated to comply with the requirements of Section 10D promulgated under the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), and Section 303A.14 of the NYSE so as to recover certain compensation in the event of an accounting restatement due to any material non-compliance relating to any financial reporting requirements under the applicable U.S. securities laws, and shall be interpreted and applied consistent therewith.

Employees other than Whole Time Directors, Material Risk Takers and Senior Management

The Bank has formulated the following variable pay plans:

- **Annual Cash Variable Pay plan:**

    The quantum of variable payout is a function of the performance of the Bank, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalizing the payout.

    Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions. Typically, higher levels of responsibility receive a higher proportion of variable pay vis-à-vis fixed pay.

    For Employees in Job Bands of Sr Vice President I and Above (includes employees in Senior Management, Material Risk Takers, Whole Time Directors, Risk & Control staff) the variable pay intends to reward short term as well as long term sustained performance of the Bank and shareholder value creation.

    Short term Performance: Short term performance is realized in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

    Long term Performance: Employee Stock Options are granted to employees based on their performance rating and job band and the value of the same is realized vide long term performance of the Bank and creation of shareholder value. The units granted vest over multiple years.

    For Employees in job bands Vice President and below: At these levels the variable pay is primarily in the form of cash variable pay and is based on the annual performance. In FY 2025-26, the Bank granted RSUs at E3-D3 bands based on their performance rating, grade and any other such parameter as approved by the GNRC.

- **Performance-linked Plans (PLPs)**

    The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

F. Description of the different forms of variable remuneration (i.e. cash, shares, ESOPs and other forms) that the Bank utilises and the rationale for using these different forms

The Bank recognises the importance of variable pay in reinforcing a pay for performance culture. Variable pay stimulates employees to stretch their abilities to exceed expectations.

- **Annual Cash Variable Pay**

  These are paid to reward performance for a given financial year. This covers all employees (excluding employees under PLPs for the entire financial year). This is based on performance of the business unit, performance rating, job band and functional category of the individual. For higher job bands the proportion of variable pay to total compensation tends to be higher. For Material Risk Takers, Senior Management and Whole Time Directors 50% of the cash variable pay is deferred over 3 years in the event the cash variable pay exceeds ₹ 25 lakhs.

- **Performance-linked Plans (PLPs)**

  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

- **Employee Stock Option Plan (ESOP)**

  This is to reward for contribution of employees in creating a long term, sustainable earnings and enhancing shareholder value. Only employees in a certain job bands and with a specific performance rating are eligible for stock options. Performance is the key criteria for granting stock options.

- **Restricted Stock Units (Units)**

  The Bank granted Restricted Stock Units (Units) to employees at E3-D3 bands in FY 2025-26. The units would vest over 3 to 4 years.

Quantitative disclosures

The quantitative disclosures for the financial year ended March 31, 2026 cover the Bank's Whole Time Directors and Material Risk Takers. The material risk takers are identified in accordance with the revised guidelines on remuneration issued by the RBI on November 04, 2019. Hitherto, the quantitative disclosures would cover the Bank's Whole Time Directors and Key Risk Takers as per the erstwhile guidelines on remuneration dated January 13, 2012.

Sr. No.	Subject	March 31, 2026	March 31, 2025
(a)	Number of meetings held by the Nomination and Remuneration Committee (NRC) during the financial year and sitting fees paid to its members	Numbers of meetings: 19 Sitting Fees paid: ₹ 0.75 crore	Number of meetings: 17 Sitting Fees paid: ₹ 0.67 crore
(b) (i)	Number of employees having received a variable remuneration award during the financial year	122	88
(b) (ii)	Number and total amount of sign-on awards made during the financial year	None	Number – 1 Total amount of sign-on awards – 39,050 ESOP Units
(b) (iii)	Number and total amount of guaranteed bonuses awarded during the financial year	None	None



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS
For the year ended March 31, 2026

Sr. No.	Subject	March 31, 2026	March 31, 2025
(b) (iv)	Details of severance pay, in addition to accrued benefits, if any	None	None
(c) (i)	Total amount of outstanding deferred remuneration, split into cash, shares and share-linked instruments and other forms	1. Deferred Cash variable pay – ₹ 43.19 crore 2. ^Employee Stock Options (ESOP) – 1,95,55,212 Options (Employee stock option numbers have been adjusted to reflect the bonus share issuance in August 2025).	1. Deferred Cash variable pay - ₹ 45.16 crore 2. ^Employee Stock Options (ESOP) – 89,54,079 Options.
(c) (ii)	Total amount of deferred remuneration paid out in the financial year	₹ 21.55 crore	₹ 15.51 crore
(d)	Breakdown of amount of remuneration awards for the financial year to show fixed and variable, deferred and non-deferred	₹ 201.97 crore (Fixed*) ₹12.16 crore (cash variable pay pertaining to financial year ended March 31, 2025, in relation to employees where there was no deferment). The same category of employees was granted 33,71,520 ESOPs.	₹ 159.65 crore (Fixed*) ₹ 5.09 crore (cash variable pay pertaining to financial year ended March 31, 2024, in relation to employees where there was no deferment). The same category of employees was granted 4,77,620 ESOPs.
		₹ 37.42 crore (cash variable pay pertaining to financial year ended March 31, 2025, in relation to employees where there was a deferment) of which ₹ 18.71 crore was non-deferred variable pay and ₹ 18.71 crore was deferred variable pay. The same category of employees was granted 42,26,306 ESOPs.	₹ 49.55 crore (cash variable pay pertaining to financial year ended March 31, 2024, in relation to employees where there was a deferment) of which ₹ 24.78 crore was non-deferred variable pay and ₹ 24.78 crore was deferred variable pay. The same category of employees was granted 34,26,650 ESOPs.
		Number of stock options granted during the financial year: 75,97,826. This includes 12,23,724 ESOPs granted to the MD, DMD and the two ED's for performance in F.Y. 2024 – 2025.	Number of stock options granted during the financial year: 39,04,270. This includes 8,93,780 ESOPs granted to the MD and the two EDs for performance in F.Y. 2023 – 2024.
		In line with last year's disclosure on the DMD's Variable Pay for FY 2023-24, ESOPs were granted in FY 2025-26. A total of 2,60,412 units were granted, adjusted for the August 2025 bonus share issue, and are included in the figures above.	The above amount does not include variable pay awarded to the DMD for performance year 2023 – 2024 and the same is scheduled to be paid in F.Y. 2025 – 2026.
(e) (i)	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and / or implicit adjustments	1. Deferred Cash variable pay – ₹ 43.19 crore 2. ^Employee Stock Options (ESOP) – 1,95,55,212 Options (Employee stock option numbers have been adjusted to reflect the bonus share issuance in August 2025).	1. Deferred Cash variable pay – ₹ 45.16 crore 2. ^Employee Stock Options (ESOP) – 89,54,079 Options.

Sr. No.	Subject	March 31, 2026	March 31, 2025
(e) (ii)	Total amount of reductions during the financial year due to ex-post explicit adjustments	Nil	Nil
(e) (iii)	Total amount of reductions during the financial year due to ex-post implicit adjustments	Nil	Nil
(f)	Number of MRTs (Material Risk Takers) identified	126	98
(g) (i)	Number of cases where Malus has been exercised	None	None
(g) (ii)	Number of cases where Clawback has been exercised	None	None
(g) (iii)	Number of cases where both Malus and Clawback have been exercised	None	None
General Quantitative Disclosure	The mean pay for the Bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay	The mean pay for the Bank as a whole is ₹ 0.09 crore as of March 31, 2026. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 95:1 as of March 31, 2026. The ratio of the fixed pay of the deputy managing director to the mean pay of the Bank as a whole is 94:1 as of March 31, 2026.	The mean pay for the Bank as a whole is ₹ 0.08 crore as of March 31, 2025. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 96:1 as of March 31, 2025. The ratio of the fixed pay of the deputy managing director to the mean pay of the Bank as a whole is 93:1 as of March 31, 2025.
		The ratio of the fixed pay of the executive director (Mr. Srinivasa V Rangan) to the mean pay of the Bank as a whole is 90:1 as of March 31, 2026. The ratio of the fixed pay of the executive director (Mr. Bhavesh Zaveri) to the mean pay of the Bank as a whole is 58:1 as of March 31, 2026.	The ratio of the fixed pay of the executive director (Mr. Srinivasa V Rangan) to the mean pay of the Bank as a whole is 90:1 as of March 31, 2025. The ratio of the fixed pay of the executive director (Mr. Bhavesh Zaveri) to the mean pay of the Bank as a whole is 59:1 as of March 31, 2025.

*Excludes gratuity benefits, since the same is computed at Bank level.

^ In accordance with the RBI guidelines, Employee Stock Options are to be included as part of variable pay. The number of options reported as part of deferred remuneration comprise of Employee Stock Options granted during the financial year 2024-25 (as part of non cash variable pay) and are yet to be vested.

Disclosure on remuneration to Non-Executive Directors

Remuneration by way of sitting fees to the Non-Executive Directors for attending meetings of the Board and its committees during the year ended March 31, 2026 amounted to ₹ 6.26 crore (previous year: ₹ 4.91 crore).

Further, in accordance with RBI guidelines, remuneration to all Non-Executive Directors other than the Chairperson for the year ended March 31, 2026 amounted to ₹ 2.40 crore (previous year: ₹ 2.21 crore).

18. Other disclosures

18.1 Business ratios / information

Particulars	March 31, 2026	March 31, 2025
Interest income as a percentage to working funds[1]	7.98%	8.52%
Net interest income[2] as a percentage to working funds	3.34%	3.48%
Net interest income as a percentage to average interest earning assets	3.50%	3.67%
Non-interest income as a percentage to working funds	1.62%	1.29%
Cost of Deposits[3]	5.05%	5.21%
Operating profit[4] as a percentage to working funds	3.07%	2.84%
Return on assets (average)	1.94%	1.91%
Business[5] per employee (₹ in crore)	25.76	23.62
Profit per employee[6] (₹ in crore)	0.35	0.32
Debt-Equity Ratio[7]	0.53	0.74
Return on Equity Ratio[8]	14.29%	14.56%

Definitions of certain items in Business ratios / information:

1. Working funds is the daily average of total assets during the year.
2. Net Interest Income = Interest Income - Interest Expense.
3. Cost of Deposits is the ratio of interest expense on deposits to daily average of total deposits.
4. Operating profit is profit for the year before provisions and contingencies and profit / (loss) on sale of fixed assets (net) and other assets (net).
5. Business is the total of quarterly average of net advances and deposits (net of inter-bank deposits).
6. Productivity ratios are based on quarterly average of employee numbers.
7. Debt represents borrowings with residual maturity of more than one year, computed in accordance with RBI ALM guidelines.
8. Return on Equity represents net profit after tax to average equity share capital, employee stock options outstanding and reserves.

18.2 Bancassurance business

Commission income for the year ended March 31, 2026 includes fees of ₹ 5,687.53 crore (previous year: ₹ 5,026.97 crore) in respect of life insurance business and ₹ 1,239.69 crore (previous year: ₹ 1,281.30 crore) in respect of general insurance and health insurance business.

18.3 Marketing and distribution

Commission income for the year ended March 31, 2026 includes income from marketing and distribution of ₹ 1,266.58 crore (previous year: ₹ 1,629.86 crore), which comprises of income for displaying publicity materials at the Bank's branches / ATMs, commission on mutual funds, pension and other investment / saving products and sourcing and referral income.

18.4 Details of Priority Sector Lending Certificates (PSLCs)

The Bank enters into transactions for the sale or purchase of Priority Sector Lending Certificates (PSLCs). In the case of a sale transaction, the Bank sells the fulfilment of priority sector obligation and in the case of a purchase transaction the Bank buys the fulfilment of priority sector obligation through RBI trading platform. There is no transfer of risks or loan assets in such transactions. The details of purchase / sale of PSLCs during the year are as under:

(₹ crore)

Type of PSLCs	For the year ended March 31, 2026		For the year ended March 31, 2025	
	PSLCs bought during the year	PSLCs sold during the year	PSLCs bought during the year	PSLCs sold during the year
Agriculture	-	-	-	-
Small and Marginal farmers	76,281.50	-	103,413.50	-

(₹ crore)

Type of PSLCs	For the year ended March 31, 2026		For the year ended March 31, 2025	
	PSLCs bought during the year	PSLCs sold during the year	PSLCs bought during the year	PSLCs sold during the year
Micro Enterprises	-	80,000.00	8,000.00	79,441.75
General	-	120,004.25	-	175,000.00
Total	**76,281.50**	**200,004.25**	**111,413.50**	**254,441.75**

18.5 Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Provision for income tax[1]		
- Current[2]	22,823.53	19,485.15
- Deferred	(2,326.13)	1,645.55
Provision for NPAs[3]	11,404.74	12,803.11
Provision for diminution in value of non-performing investments	12.06	(87.81)
Provision for standard assets	754.45	198.39
Floating provisions	9,000.00	-
Other provisions and contingencies[4]	2,218.34	(1,264.26)
Total	**43,886.99**	**32,780.13**

1. Provision for income tax is net of write back of provision no longer required of ₹ 1,144.46 (previous year: Nil), pursuant to favorable orders received.
2. Includes an estimated pillar two tax expenses of ₹ 93.72 crore.
3. Includes loss on sale of NPAs / stressed assets.
4. Includes provisions / (write-back) for tax, legal and other contingencies ₹ 2,517.09 crore (previous year: ₹ (518.03) crore), provisions / (write-back) for securitised-out assets ₹ (69.00) crore (previous year: Nil) and provision / (write-back) towards investments in Alternate Investment Funds ₹ (229.75) crore (previous year: ₹ (746.24) crore).

18.6 Implementation of IFRS converged Indian Accounting Standards

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (IND-AS) for scheduled commercial banks, insurers / insurance companies and non-banking financial companies, which was subsequently confirmed by the RBI through its circular dated February 11, 2016. This roadmap required these institutions to prepare IND-AS based financial statements for the accounting periods beginning April 01, 2018 with comparatives for the periods ending March 31, 2018. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with the disclosures required under IND-AS. In April 2018, the RBI deferred the implementation of IND-AS by a year by when the necessary legislative amendments were expected. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, through its circular dated March 22, 2019, deferred the implementation of IND-AS until further notice.

Presently, the Bank prepares and submits its IND-AS Proforma information to the RBI on a half yearly basis. The Bank is well prepared for IND-AS implementation as and when it becomes applicable, with due consideration to updated regulations, accounting standards / guidance and business strategy at the date of actual transition.

The RBI, vide its circular dated September 12, 2023 revised the norms on classification, measurement and valuation of investments, in view of the significant development in the global standards. These norms are closer to IND-AS. The Bank has implemented the revised norms with effect from April 01, 2024.


18.7 Payment of DICGC Insurance Premium

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
1.	Payment of DICGC Insurance Premium (excluding GST)	3,309.26	2,803.37
2.	Arrears in payment of DICGC Premium	-	-

18.8 Disclosure of Letters of Comfort (LoCs) issued by the Bank

The Bank has not issued Letter of Comfort during the year ended March 31, 2026 and March 31, 2025 and there is no outstanding as at March 31, 2026 and March 31, 2025.

18.9 Portfolio-level information on the use of funds raised from green deposits

The Bank has not raised green deposits on or after June 01, 2023 based on the framework for the acceptance of green deposits issued by RBI.

19. Other liabilities

- The Bank held provisions towards standard assets amounting to ₹ 11,620.77 crore as at March 31, 2026 (previous year: ₹ 10,862.90 crore). These are included under other liabilities.

  ✓ Provision for standard assets is made @ 0.25% for direct advances to agriculture, individual housing loans and Small and Micro Enterprises (SMEs) sectors, @ 1% for advances to commercial real estate sector, @ 0.75% for advances to commercial real estate - residential housing sector, @ 5% on restructured standard advances, @ 2% until after one year from the date on which the rates are reset at higher rates for housing loans offered at a comparatively lower rate of interest in the first few years and @ 2% on all exposures to the wholly owned step down subsidiaries of the overseas subsidiaries of Indian companies, sanctioned / renewed after December 31, 2015.

  ✓ Provision is maintained at rates higher than the regulatory minimum, on standard advances based on evaluation of the risk and stress in various sectors as per the policy approved by the Board of the Bank.

  ✓ In accordance with regulatory guidelines and based on the information made available by its customers to the Bank, for exposures to customers who have not hedged their foreign currency exposures, provision for standard assets is made at levels ranging from 0.10% to 0.80% depending on the likely loss the entities could incur on account of exchange rate movements.

  ✓ Provision for standard assets of overseas branches is made at higher of rates prescribed by the overseas regulator or RBI.

  ✓ For all other loans and advances including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts, provision for standard assets is made @ 0.40%.

- Other liabilities include contingent provisions of ₹ 16,395.59 crore as at March 31, 2026 (previous year: ₹ 14,219.29 crore) in respect of advances and investments. Further, inter office adjustments is Nil as at March 31, 2026 (previous year: Nil).

- The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2026 include unrealised loss on foreign exchange and derivative contracts of ₹ 55,890.98 crore (previous year: ₹ 14,079.86 crore).

- Unrealised loss on foreign exchange and derivative contracts exceeded 1% of total assets as at March 31, 2026 reported under Other Liabilities and Provisions "Others (including provisions)". There was no item under Other Liabilities and Provisions "Others (including provisions)" exceeding 1% of total assets as at March 31, 2025.

20. Other fixed assets

- Other fixed assets include amount capitalised relating to software having useful life upto five years. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Cost		
As at March 31 of the previous year	8,342.76	6,638.72
Additions during the year	1,687.18	1,772.54
Deductions during the year	(256.52)	(68.50)
Total (a)	**9,773.42**	**8,342.76**
Depreciation		
As at March 31 of the previous year	5,618.94	4,691.97
Charge for the year	1,137.06	994.31
On deductions during the year	(254.73)	(67.34)
Total (b)	**6,501.27**	**5,618.94**
Net value (a-b)	**3,272.15**	**2,723.82**

21. Other assets

- Other assets include deferred tax asset (net) of ₹ 8,981.42 crore (previous year: ₹ 6,435.04 crore). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Deferred tax asset arising out of:		
Loan loss and contingencies	14,414.72	12,252.21
Employee benefits	1,582.69	1,321.67
Depreciation	10.15	54.39
Others	455.22	293.51
Total (a)	**16,462.78**	**13,921.78**
Deferred tax liability arising out of:		
Special reserve u/s 36(1)(viii) of the Income tax act, 1961	6,704.11	6,191.81
Investments and derivatives	640.38	961.97
Others	136.87	332.96
Total (b)	**7,481.36**	**7,486.74**
Deferred tax asset (net) (a-b)	**8,981.42**	**6,435.04**

- Key items under "Others" in Other assets are as under:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Deposits with NABARD / SIDBI / NHB	94,764.79[#]	107,160.11[#]
Unrealised gain on foreign exchange and derivative contracts*	61,338.29[#]	17,131.14
Deferred tax assets	8,981.42	6,435.04

443

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Accounts receivable	8,280.50	10,058.70
Deposits & amounts paid in advance	9,628.23	8,943.05
Advances for capital assets	4,187.58	4,801.21
Residual items	8.92	5.76
Total	**187,189.73**	**154,535.01**

Exceeded 1% of total assets.
*The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities.
Inter office adjustments is Nil as at March 31, 2026 (previous year: Nil).

22. Non-banking assets acquired in satisfaction of claims (NBA)

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance	1,099.60	1,248.92
Additions during the year	81.64*	3.90
Reductions during the year	243.70*	153.22
Closing balance	**937.54**	**1,099.60**
Provision held at the beginning of the year	108.36	108.36
Provision made during the year	-	-
Provision reversed during the year	-	-
Provision held at the end of the year	**108.36**	**108.36**

* Includes reclassification

23. Interest earned

Interest income under the sub-head Income on investments includes dividend on units of mutual funds and equity and preference shares received during the year ended March 31, 2026 amounting to ₹ 1,832.82 crore (previous year: ₹ 2,073.95 crore).

24. Other income

- **Commission, exchange and brokerage income**

  Commission, exchange and brokerage income is presented net of related commission expenses.

- **Profit on sale of Investments**

  During the year ended March 31, 2026, the Bank's subsidiary company, HDB Financial Services Limited ("HDBFS") launched its initial public offering ("IPO"), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale ("OFS") of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, the net gain to the Bank on sale of shares under the OFS is ₹ 9,179.40 crore (before tax and net of IPO related expenses).

- **Miscellaneous income**

  Miscellaneous income includes recoveries from written-off accounts amounting to ₹ 4,014.44 crore (previous year: ₹ 3,785.01 crore) exceeding 1% of the total income of the Bank.

25. Other expenditure

Other expenditure includes commission to sales agents amounting to ₹ 5,364.53 crore (previous year: ₹ 5,128.86 crore), exceeding 1% of the total income of the Bank.

26. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**1,753.21**	**1,473.81**
Interest cost	114.79	102.30
Current service cost	314.16	275.11
Past service cost (Impact on account on New Labour Code)	767.42	-
Benefits paid	(79.79)	(105.84)
Actuarial (gain) / loss on obligation:		
Experience adjustment	(186.11)	(42.34)
Assumption change	70.47	50.17
Present value of obligation as at March 31	**2,754.15**	**1,753.21**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**1,774.66**	**1,670.20**
Expected return on plan assets	117.39	111.96
Contributions	138.30	77.71
Benefits paid	(79.79)	(105.84)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(113.11)	20.63
Assumption change	-	-
Fair value of plan assets as at March 31	**1,837.45**	**1,774.66**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	1,837.45	1,774.66
Present value of obligation as at March 31	(2,754.15)	(1,753.21)
Amount not recognised as an asset (limit in Para 59 (b) of AS-15 on 'Employee Benefits')	-	-
Asset / (liability) as at March 31	**(916.70)**	**21.45**
Expenses recognised in Profit and Loss Account		
Interest cost	114.79	102.30
Current service cost	314.16	275.11
Past service cost (Impact on account on New Labour Code)	767.42	-
Expected return on plan assets	(117.39)	(111.96)
Net actuarial (gain) / loss recognised in the year	(2.52)	(12.80)
Effect of the limit in para 59(b) of AS-15 on 'Employee Benefits'	-	-
Net cost	**1,076.46**	**252.65**
Actual return on plan assets	4.28	132.59
Estimated contribution for the next year	1,041.50	138.30
Assumptions		
Discount rate	7.20% per annum	6.70% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	7.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.



Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2026	March 31, 2025
Government securities	27.64%	43.34%
Debenture and bonds	29.20%	15.97%
Equity shares	35.12%	35.05%
Others	8.04%	5.64%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2026	2025	2024	2023	2022
Plan assets	1,837.45	1,774.66	1,670.20	991.18	895.44
Defined benefit obligation	2,754.15	1,753.21	1,473.81	994.09	910.43
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-	-	-	-
Surplus / (deficit)	(916.70)	21.45	196.39	(2.91)	(14.99)
Experience adjustment gain / (loss) on plan assets	(113.11)	20.63	288.49	(36.90)	21.96
Experience adjustment (gain) / loss on plan liabilities	(186.11)	(42.34)	(31.29)	(7.81)	(65.14)

Pension

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**126.31**	**103.47**
Interest cost	8.17	7.05
Current service cost	2.83	2.57
Past service cost	-	-
Benefits paid	(8.78)	(11.17)
Actuarial (gain) / loss on obligation:		
Experience adjustment	5.78	17.40
Assumption change	(6.87)	6.99
Present value of obligation as at March 31	**127.44**	**126.31**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**16.16**	**16.16**
Expected return on plan assets	1.27	1.05
Contributions	14.53	9.99
Benefits paid	(8.78)	(11.17)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(0.23)	0.13
Assumption change	-	-
Fair value of plan assets as at March 31	**22.95**	**16.16**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	22.95	16.16
Present value of obligation as at March 31	(127.44)	(126.31)
Asset / (liability) as at March 31	**(104.49)**	**(110.15)**
Expenses recognised in Profit and Loss Account		
Interest cost	8.17	7.05
Current service cost	2.83	2.57
Past service cost	-	-
Expected return on plan assets	(1.27)	(1.05)
Net actuarial (gain) / loss recognised in the year	(0.85)	24.26
Net cost	**8.88**	**32.83**
Actual return on plan assets	1.04	1.18
Estimated contribution for the next year	11.63	12.98
Assumptions		
Discount rate	7.20% per annum	6.70% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum	7.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2026	March 31, 2025
Government securities	7.68%	8.81%
Debenture and bonds	-	1.06%
Others	92.32%	90.13%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2026	2025	2024	2023	2022
Plan assets	22.95	16.16	16.16	0.31	0.88
Defined benefit obligation	127.44	126.31	103.47	107.82	88.02
Surplus / (deficit)	(104.49)	(110.15)	(87.31)	(107.51)	(87.14)
Experience adjustment gain / (loss) on plan assets	(0.23)	0.13	0.99	0.22	0.39
Experience adjustment (gain) / loss on plan liabilities	5.78	17.40	16.83	3.32	6.44



SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

Provident fund

The guidance note on AS 15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and the Bank held a provision of Nil as at March 31, 2026 (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.

Assumptions

Particulars	March 31, 2026	March 31, 2025
Discount rate (GOI security yield)	7.20% per annum	6.70% per annum
Expected guaranteed interest rate	8.25% per annum	8.25% per annum

The Bank does not have any unfunded defined benefit plan. The Bank contributed ₹ 809.03 crore (previous year: ₹ 750.43 crore) to the provident fund, ₹ 51.30 crore (previous year: ₹ 21.00 crore) to the National Pension Scheme (for employees who opted) and ₹ 97.94 crore (previous year: ₹ 95.95 crore) to the superannuation plan.

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the 'New Labour Codes', consolidating 29 existing labour laws. The Ministry of Labour & Employment has published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the Bank has recognised an estimated incremental impact of ₹ 800.00 crore under Schedule 16 - Operating expenses -'Payments to and provisions for employees' in the Profit and Loss Account during the year ended March 31, 2026, considering best information available. The Bank continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

27. Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Bank operates in the following segments:

a)   Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b)   Retail banking

i.   Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

ii. Non-Digital Banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products, etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c) Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. It also sources deposits from wholesale entities and raises funds through securitisation and assignment transactions. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d) Other banking Operations

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e) Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India including offshore banking units in India.

SCHEDULES TO THE STANDALONE FINANCIAL STATEMENTS

For the year ended March 31, 2026

Segment reporting for the year ended March 31, 2026 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking Operations	Total
			Digital banking*	Non-Digital Banking			
1	Segment revenue	84,337.48	10.37	301,843.14	174,506.30	36,840.96	597,538.25
2	Unallocated revenue						-
3	Less: Inter-segment revenue						227,483.60
4	Income from operations (1) + (2) - (3)						370,054.65
5	Segment results**	21,142.48	(1.59)	32,028.31	33,947.96	10,415.96	97,533.12
6	Unallocated expenses						2,364.43
7	Income tax expense (including deferred tax)						20,497.40
8	Net profit (5) - (6) - (7)						74,671.29
9	Segment assets	1,149,929.44	138.04	1,580,749.07	1,499,816.13	112,867.13	4,343,499.81
10	Unallocated assets						21,386.51
11	Total assets (9) + (10)						4,364,886.32
12	Segment liabilities**	98,273.66	147.09	2,528,642.55	1,130,276.17	3,997.87	3,761,337.34
13	Unallocated liabilities						40,648.08
14	Total liabilities (12) + (13)						3,801,985.42
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						582,162.47
16	Unallocated (10) - (13)						(19,261.57)
17	Total (15) + (16)						562,900.90
18	Capital expenditure	42.53	-	4,081.83	313.46	534.24	4,972.06
19	Depreciation	35.51	-	2,953.62	278.71	389.74	3,657.58
20	Provisions for non - performing assets / others^	-	-	14,690.86	4,034.75	4,663.98	23,389.59
21	Unallocated other provisions*	-	-	-	-	-	-

* Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.
^ Represents material non-cash charge other than depreciation and taxation.
** Segment Results and Liabilities for the year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	365,298.71	4,755.94	370,054.65
Assets	4,278,290.51	86,595.81	4,364,886.32
Capital expenditure	4,955.55	16.51	4,972.06

Segment reporting for the year ended March 31, 2025 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking Operations	Total
			Digital banking#	Non-Digital Banking			
1	Segment revenue	62,227.48	8.59	283,426.20	191,964.51	35,449.05	573,075.83
2	Unallocated revenue						-
3	Less: Inter-segment revenue						226,926.51
4	Income from operations (1) + (2) - (3)						346,149.32
5	Segment results	4,605.36	0.04	27,309.07	44,543.96	14,363.75	90,822.18
6	Unallocated expenses						2,344.12
7	Income tax expense (including deferred tax)						21,130.70
8	Net profit (5) - (6) - (7)						67,347.36
9	Segment assets	991,874.12	81.15	1,533,809.12	1,247,937.97	112,358.81	3,886,061.17
10	Unallocated assets						24,137.77
11	Total assets (9) + (10)						3,910,198.94
12	Segment liabilities	83,340.18	86.16	2,312,429.69	956,136.34	8,513.18	3,360,505.55
13	Unallocated liabilities						48,268.77
14	Total liabilities (12) + (13)						3,408,774.32
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						525,555.62
16	Unallocated (10) - (13)						(24,131.00)
17	Total (15) + (16)						501,424.62
18	Capital expenditure	71.43	-	4,399.07	400.46	833.05	5,704.01
19	Depreciation	30.20	-	2,774.26	250.78	324.23	3,379.47
20	Provisions for non-performing assets / others*	-	-	9,138.23	(1,729.99)	4,241.18	11,649.42
21	Unallocated other provisions*	-	-	-	-	-	-

Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.
* Represents material non-cash charge other than depreciation and taxation.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	341,179.71	4,969.61	346,149.32
Assets	3,817,669.08	92,529.86	3,910,198.94
Capital expenditure	5,694.47	9.54	5,704.01

28. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements – Presentation and Disclosures, the Bank's related parties are disclosed below:

Subsidiaries

HDB Financial Services Limited

HDFC Securities Limited

HDFC Securities IFSC Limited (Subsidiary of HDFC Securities Limited); with effect from October 01, 2024)

HDFC Life Insurance Company Limited

HDFC Pension Fund Management Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC International Life and Re Company Limited (Subsidiary of HDFC Life Insurance Company Limited)

HDFC Asset Management Company Limited

HDFC AMC International (IFSC) Limited (Subsidiary of HDFC Asset Management Company Limited)

HDFC ERGO General Insurance Company Limited

HDFC Capital Advisors Limited

HDFC Trustee Company Limited

HDFC Sales Private Limited

Griha Investments

Griha Pte Limited

Welfare Trust of the Bank

HDB Employees Welfare Trust

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director

Mr. V. Srinivasa Rangan, Executive Director

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy (ceased with effect from June 30, 2025), Nagsri - Creating Special Memories, C Jagadisan HUF (with effect from December 29, 2025), Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha, Mr. Darius Bharucha, Ms. Dilnaaz Bharucha, Ms. Mala Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Mr. Tushar Pandey (with effect from February 23, 2025), Aurionpro Solutions Limited, Trejhara Solutions Limited, Bhavesh & Mala Zaveri Foundation (with effect from October 30, 2025), Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan.

The significant transactions between the Bank and related parties for year ended March 31, 2026 are given below. A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category:

- Interest paid: HDFC Life Insurance Company Limited ₹ 347.12 crore (previous year: ₹ 382.33 crore); HDFC ERGO General Insurance Company Limited ₹ 89.06 crore (previous year: ₹ 87.90 crore)

- Interest received: HDB Financial Services Limited ₹ 577.49 crore (previous year: ₹ 690.51 crore)

- Rendering of services: HDFC Life Insurance Company Limited ₹ 3,850.25 crore (previous year: ₹ 3,789.23 crore); HDFC ERGO General Insurance Company Limited ₹ 682.65 crore (previous year: ₹ 699.66 crore)

- Receiving of services: HDB Financial Services Limited ₹ 1,223.91 crore (previous year: ₹ 1,216.66 crore); HDFC Sales Private Limited ₹ 910.79 crore (previous year: ₹ 964.36 crore); HDFC ERGO General Insurance Company Limited ₹ 341.15 crore (previous year: ₹ 207.63 crore)

- Dividend paid: Mr. Kaizad Bharucha ₹ 5.37 crore (previous year: ₹ 4.12 crore); Mr. Sashidhar Jagdishan ₹ 4.14 crore (previous year: ₹ 3.00 crore); Mr. V. Srinivasa Rangan ₹ 3.66 crore (previous year: ₹ 2.86 crore); Ms. Mala Zaveri ₹ 1.55 crore (previous year: ₹ 1.12 crore)

- Dividend received: HDFC Securities Limited ₹ 697.33 crore (previous year: ₹ 851.92 crore); HDFC Asset Management Company Limited ₹ 1,009.62 crore (previous year: ₹ 785.26 crore); HDFC Life Insurance Company Limited ₹ 227.50 crore (previous year: ₹ 216.67 crore)

- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 4.50 crore (previous year: ₹ 9.55 crore)

- Fixed asset sold to: HDFC Sales Private Limited ₹ 0.95 crore (previous year: Nil)

The Bank's related party balances and transactions for the year ended March 31, 2026 are summarised as follows:

(₹ crore)

Items / Related party	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	5,623.93	8.51	53.93	5,686.37
	(7,616.33)	(25.37)	(88.91)	(7,730.61)
Deposits placed	1.07	0.02	0.02	1.11
	(10.93)	(0.02)	(0.02)	(10.97)
Borrowings	5,110.90	-	-	5,110.90
	(5,911.90)	-	-	(5,911.90)
Advances given	8,721.08	2.00	0.08	8,723.16
	(9,286.21)	(2.30)	(0.09)	(9,288.60)
Fixed assets purchased from	0.02	-	4.50	4.52
Fixed assets sold to	0.95	-	-	0.95
Interest paid to	509.80	0.77	2.95	513.52
Interest received from	580.61	0.19	0.30	581.10
Income from services rendered to	4,689.61	0.01	0.36	4,689.98
Expenses for receiving services from	2,575.71	0.12	11.12	2,586.95
Equity investments	13,198.79	-	-	13,198.79
	(13,198.79)	-	-	(13,198.79)
Other investments	149.93	-	-	149.93
	(149.99)	-	-	(149.99)

(₹ crore)

Items / Related party	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Dividend paid to	-	13.53	1.66	15.19
Dividend received from	2,242.21	-	-	2,242.21
Receivable from / Advances paid	729.68	-	-	729.68
	(952.26)	-	-	(952.26)
Payable to	197.65	-	-	197.65
	(197.65)	-	-	(197.65)
Guarantees given	0.26	-	106.90	107.16
	(0.26)	-	(106.90)	(107.16)
Remuneration paid	-	50.67	-	50.67

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.

- Remuneration paid is ₹ 15.13 crore to Mr. Sashidhar Jagdishan, ₹ 17.14 crore to Mr. Kaizad Bharucha, ₹ 7.12 crore to Mr. Bhavesh Zaveri and ₹ 11.28 crore to Mr. V. Srinivasa Rangan (above excludes value of employee stock options exercised during the year).

- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2026, approved unpaid deferred bonus in respect of earlier years was ₹ 17.26 crore.

During the year ended March 31, 2026, the Bank sold SLR securities of Nil (previous year: ₹ 125.15 crore) to HDFC ERGO General Insurance Company Limited.

During the year ended March 31, 2026, the Bank bought back Non SLR securities of Nil (previous year: ₹ 174.63 crore) from HDFC Life Insurance Company Limited.

During the year ended March 31, 2026, the Bank sold Non SLR securities of ₹ 851.75 crore (previous year: ₹ 2,052.09 crore) to HDFC Life Insurance Company Limited, ₹ 575.33 crore (previous year: ₹ 888.02 crore) to HDFC ERGO General Insurance Company Limited and Nil (previous year: ₹ 5.01 crore) to HDFC Pension Fund Management Limited.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2026 was ₹ 1.93 crore (previous year: ₹ 0.94 crore) and interest on deposit aggregating to ₹ 0.07 crore (previous year: ₹ 0.10 crore).

The Bank's related party balances and transactions for the year ended March 31, 2025 are summarised as follows:

(₹ crore)

Items / Related party	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	3,820.22	11.31	195.53	4,027.06
	(3,820.22)	(32.51)	(195.53)	(4,048.26)
Deposits placed	10.93	0.02	0.02	10.97
	(10.93)	(0.02)	(0.02)	(10.97)
Borrowings	5,900.90	-	-	5,900.90
	(6,495.90)	-	-	(6,495.90)
Advances given	6,733.76	2.74	0.31	6,736.81
	(9,450.35)	(2.74)	(0.61)	(9,453.70)
Fixed assets purchased from	0.44	-	19.53	19.97

(₹ crore)

Items / Related party	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Fixed assets sold to	-	-	-	-
Interest paid to	522.65	0.64	8.31	531.60
Interest received from	692.65	0.13	0.03	692.81
Income from services rendered to	4,632.74	0.01	0.52	4,633.27
Expenses for receiving services from	2,610.22	0.12	12.57	2,622.91
Equity investments	13,749.39	-	-	13,749.39
	(13,949.39)	-	-	(13,949.39)
Other investments	149.93			149.93
	(824.79)	-	-	(824.79)
Dividend paid to	-	10.34	1.18	11.52
Dividend received from	2,187.01	-	-	2,187.01
Receivable from / Advances paid	1,036.72	-	-	1,036.72
	(1,036.72)	-	-	(1,036.72)
Payable to	208.95	-	-	208.95
	(234.69)	-	-	(234.69)
Guarantees given	0.26	-	73.42	73.68
	(0.26)	-	(84.76)	(85.02)
Remuneration paid	-	34.62	-	34.62

* Includes HDFC Education and Development Services Private Limited, ceased to be a subsidiary with effect from October 18, 2024.
- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.
- Remuneration paid is ₹ 11.23 crore to Mr. Sashidhar Jagdishan, ₹ 8.02 crore to Mr. Kaizad Bharucha, ₹ 6.52 crore to Mr. Bhavesh Zaveri and ₹ 8.85 crore to Mr. V. Srinivasa Rangan
  (above excludes value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2025, approved unpaid deferred bonus in respect of earlier years was ₹ 14.51 crore.

29. Leases

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Bank.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Not later than one year	2,503.77	2,227.80
Later than one year and not later than five years	9,325.98	8,352.80
Later than five years	12,359.69	11,300.28
Total	24,189.44	21,880.88



(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Total of minimum lease payments recognised in the Profit and Loss Account for the year	2,935.94	2,590.94
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	2.87	4.31
Sub-lease amounts recognised in the Profit and Loss Account for the year	1.05	1.84
Contingent (usage based) lease payments recognised in the Profit and Loss Account for the year	333.62	279.35

The Bank has sub-leased certain of its properties taken on lease.

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Lease Income

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Gross carrying amount of the assets	59.41	46.13
Accumulated depreciation of the assets	16.60	11.54
Total depreciation recognised in the Profit and Loss Account for the year	1.19	0.94

Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year.

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Not later than one year	27.05	20.85
Later than one year and not later than five years	28.95	37.74
Later than five years	-	-
Total	**56.00**	**58.59**

30. Earnings per equity share

Basic and diluted earnings per equity share are computed in accordance with AS-20 – Earnings per share. Basic earnings per equity share is computed by dividing the net profit after tax of ₹ 74,671.29 crore (previous year: ₹ 67,347.36 crore) by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year. The dilutive impact is on account of stock options / units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025, by utilisation of share premium. Pursuant to the issue, the earnings per share have been restated for the year ended March 31, 2025.

Following is the reconciliation between the basic and diluted earnings per equity share:

Particulars	For the years ended	
	March 31, 2026	March 31, 2025
Nominal value per share (₹)	1.00	1.00
Basic earnings per share (₹)	48.62	44.15
Effect of potential equity shares per share (₹)	(0.22)	(0.20)
Diluted earnings per share (₹)	48.40	43.95

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

Particulars	For the years ended	
	March 31, 2026	March 31, 2025
Weighted average number of equity shares used in computing basic earnings per equity share	15,35,74,62,189	15,25,55,86,360
Effect of potential equity shares outstanding	7,04,90,586	6,83,54,782
Weighted average number of equity shares used in computing diluted earnings per equity share	15,42,79,52,775	15,32,39,41,142

31. **Provisions and contingent liabilities**

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Bank.

a) **Provision for credit card and debit card reward points**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening provision for reward points	1,047.44	863.54
Provision for reward points made during the year	1,006.52	933.51
Utilisation / write-back of provision for reward points	(883.65)	(749.61)
Closing provision for reward points	1,170.31	1,047.44

b) **Provision for legal and other contingencies**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening provision	599.59	570.14
Addition during the year	55.70	29.45
Deduction during the year	15.37	-
Closing provision	639.92	599.59

c) **Description of contingent liabilities**

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts – taxation	The Bank is a party to various taxation matters in respect of which appeals are pending. The Bank expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts – others	The Bank is a party to various legal proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Bank is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEA Fund).

Also refer Schedule 12 - Contingent liabilities

32. Small and micro industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments during the years ended March 31, 2026 and March 31, 2025. The above is based on the information available with the Bank which has been relied upon by the auditors.

33. Corporate social responsibility

The details of Corporate Social Responsibility (CSR) activities carried out in line with the CSR Policy of the Bank are given below:

(₹ crore)

Sr. No.	Particulars	March 31, 2026	March 31, 2025
1	Amount required to be spent by the Bank during the year	1,312.64	1,060.03
2	Amount of expenditure incurred*	1,315.87	1,068.03
3	Amount available for set off from preceding financial years	8.00	0.86
4	Amount required to be set off for the financial year	-	-
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-
8	Nature of CSR activities	- Education - Livelihood and Skill development - Rural Development - Health and Sanitation - Financial literacy & Inclusion - Natural Resource Management	- Education - Livelihood and Skill development - Rural Development - Health and Sanitation - Environmental sustainability
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

Indicates the amount disbursed by the Bank during the financial year.



34. Investor education and protection fund

There has been no delay in transferring amounts, required to be transferred to the Investor Education and Protection Fund by the Bank during the year ended March 31, 2026 and March 31, 2025.

35. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents. These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Bank has not advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. The Bank has not received any funds from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

36. Audit trail

As per the requirements of rule 3(1) of the Companies (Accounts) Rules 2014 the Bank uses only such accounting software for maintaining its books of account that have a feature of recording audit trail (edit log). This feature of recording audit trail has operated throughout the year and was not tampered with, except that in respect of the accounting software used for maintaining the core banking system the feature of recording audit trail (edit log) facility was enabled at the database level to log any direct data changes from March 4, 2026. Further, where audit trail facility was enabled in the previous year, the audit trail has been preserved by the Bank as per the statutory requirements for record retention. The Bank has established and maintained an adequate internal control framework and based on its assessment, believes that this was effective as of March 31, 2026.

37. Receipt of Decision Notice from DFSA

As intimated to the Stock Exchanges on September 26, 2025, the Bank's branch at the Dubai International Financial Centre ("DIFC Branch") received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority ("DFSA"), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank's operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

38. Resignation of former Part-time Chairman and Independent Director of the Bank

As intimated to the Stock Exchanges on March 24, 2026, the Board of Directors of the Bank approved the appointment of external law firms (domestic and international) to conduct a review related to the resignation letter of the Bank's former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank does not expect any material impact on the financial statements as of and for the year ended March 31, 2026, arising from the external law firms' review, which is currently in progress. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

39. Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

As per our report of even date.

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.: 101048W

Janak Mehta
Partner
Membership No.: 116976

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.: 101248W/W-100022

Sudhir Soni
Partner
Membership No.: 041870

Mumbai, April 18, 2026

For and on behalf of the Board

Keki Mistry
Interim Part-Time Chairman & Non-Executive (Non-Independent) Director

M. D. Ranganath
Independent Director

Lily Vadera
Independent Director

Harsh Kumar Bhanwala
Independent Director

Sashidhar Jagdishan
Managing Director & Chief Executive Officer

Bhavesh Zaveri
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Sandeep Parekh
Independent Director

Sunita Maheshwari
Independent Director

Renu Karnad
Non-Executive (Non-Independent Director)

Santhosh Keshavan
Independent Director

Kaizad Bharucha
Deputy Managing Director

V. Srinivasa Rangan
Executive Director

Ajay Agarwal
Company Secretary



INDEPENDENT AUDITOR'S REPORT

To the Members of HDFC Bank Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have jointly audited the Consolidated Financial Statements of HDFC Bank Limited (hereinafter referred to as "the Bank") and its subsidiaries (the Bank and its subsidiaries together referred to as "the Group"), which comprise the Consolidated Balance Sheet as at 31 March 2026, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of auditors on Separate / Consolidated Financial Statements of such subsidiaries, the aforesaid consolidated financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ("the Act") in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India of the consolidated state of affairs of the Group as at 31 March 2026, of its consolidated profit and its consolidated cash flows for the year then ended.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing ("the SAs") specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India ("the ICAI") and the relevant provisions of the Act and the Rules thereunder, Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the Reserve Bank of India ("the RBI") from time to time, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence obtained by us along with the consideration of reports of the auditors referred to in paragraph (a), (b) and (c) of the "Other Matters" section below, is sufficient and appropriate to provide a basis for our opinion on the Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment and based on the consideration of reports of auditors on separate / consolidated financial statements of components audited by them, were of most significance in our audit of the consolidated financial statements for the year ended 31 March 2026. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Description of Key Audit Matters

Key Audit Matter	How the matter was addressed in our audit
Identification of Non-performing Advances ("NPA"), Provisioning of NPA and Contingent Provision: Gross NPA as at 31 March 2026: ₹ 34,061.19 crore, Provision for NPA as at 31 March 2026: ₹ 22,891.65 crore (Refer Schedule 9 and Schedule 17(D)(3)) and Contingent Provision as at 31 March 2026: ₹ 15,675.72 crore (Refer Schedule 5)	

The Bank is required to comply with the Master Circular dated 1 April 2025 issued by the RBI on "Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances", which has since been superseded by the Master Directions dated 28 November 2025 issued by the RBI on "Commercial Banks - Income Recognition, Asset Classification and Provisioning" and amendments thereto ("the IRAC norms"), which prescribe the guidelines for identification of NPA, classification of NPA and the minimum provision required for such advances.	Our key audit procedures included the following, among others:
	➤ Understanding the Bank's approach and policy for identification of NPA and provisioning, systems and controls implemented in this regard and its compliance with the IRAC norms.
	➤ Evaluating the governance process and controls over computation of provision for NPA to examine and test that the provision determined is in accordance with the Board of Directors approved policy and the IRAC norms.
The Bank uses data from its IT systems for identification of NPA, classification of NPA and computation of provision for NPA, that is subject to automated and manual controls.	➤ Testing the design and implementation, and operating effectiveness of key internal financial controls on a test check basis over identification of NPA, classification of NPA and computation of provision for NPA in accordance with the IRAC norms and consideration of qualitative factors including monitoring of credit quality and overdue loan accounts.
The provision for NPA is estimated based on ageing and classification of NPA, nature of product, value of security and other qualitative factors. The provision on NPA is based on the Bank's approved policy subject to minimum provisioning norms prescribed by the RBI.	
The Bank also applies judgement for identification of NPA and determining the provision for NPA considering various quantitative as well as qualitative factors (including stress and liquidity concerns in certain sectors).	➤ Involving our IT audit team for testing IT general controls and application controls over identification of NPA, classification of NPA and computation of provision for NPA. These have been elaborated in key audit matter on Information Technology system and controls impacting financial reporting.
	➤ On a test check basis, recomputing the days past due, verifying the date of NPA and classification of NPA.
In addition to provision on NPA, the Bank maintains contingent provision on advances that are not NPA but has reasons to believe that slippage is possible. The determination of contingent provision is based on quantitative criteria (including days past due) as well as qualitative risk indicators that involve management estimates and judgements.	➤ With respect to provisions recognised towards NPA, computing provision on a test check basis taking into consideration the value of security, where applicable, the IRAC norms and the approved policy of the Bank, and comparing our outcome to that prepared by the management. Evaluating relevant assumptions, judgements and other qualitative factors considered by the management.
Since the identification of NPA and provisioning for NPA involve the management's estimates and judgement, large data volumes, complex system logics, manual interventions, and the application of multiple regulatory requirements and measurement of contingent provision involves management estimates and judgement, we have identified this as a key audit matter.	➤ Assessing the reasonableness of the Bank's framework for contingent provision, including evaluation of quantitative thresholds and qualitative risk indicators.
	➤ Examining management's rationale for creation of contingent provision, including understanding of key assumptions, identification of pool of advances and provision range in terms of the aforesaid framework.
	➤ Verifying, on a test check basis, the application of the aforesaid framework to selected advances, recomputing the provisions, and assessing the completeness and accuracy of the advances identified.

Information Technology ("IT") system and controls impacting financial reporting	
The IT environment of the Bank is complex and involves a significant number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions.	Our key audit procedures included the following, among others:
	In assessing the controls over the IT systems of the Bank, involving our IT audit team to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. Evaluating and testing the relevant IT general controls over "in-scope" IT systems and IT automated controls identified as relevant for our audit of the consolidated financial statements and financial reporting process of the Bank. On such "in-scope" IT systems, testing the key IT general controls with respect to the following domains:
As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank.	
Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting.	
We have identified "IT systems and automated controls" as a key audit matter because of high level of automation, significant number of systems being used by Bank and the relative complexity of the IT architecture.	➤ Program change management, which includes relevant control that ensures program changes are moved to the production environment as per defined procedures and relevant segregation of duties.
	➤ User access management, which includes control for granting access rights, new user creation, removal of user rights, periodic access management, password management and privilege access to unauthorized personnel.



Key Audit Matter	How the matter was addressed in our audit
	➢ Program development, which includes controls over existing and new IT application development, implementation, data migration and supporting infrastructure, which are relied upon for financial reporting process.
	➢ IT operations, which includes job scheduling, monitoring and backup and recovery.
	➢ Evaluating the design and testing the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, interfaces and system generated reports, as applicable.
	➢ Testing a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.

The following Key Audit Matters were reported to us by the joint statutory auditors of the subsidiaries of the Bank engaged in the business of providing Life Insurance service, General Insurance service and a subsidiary registered as Non-Banking Financial Company ("NBFC") primarily engaged in the business of providing loans:

Key Audit Matter	How the matter was addressed in our audit
Appropriateness of the timing of revenue recognition in the proper period in accordance with applicable guidelines / accounting standards	
In case of a subsidiary of the Bank engaged in the business of providing Life Insurance services, the subsidiary has recognized premium revenue of ₹ 36,095.94 crore towards new business (first year premium and single premium). Out of the total revenue recognized by the subsidiary, ₹ 26,422.11 crore were recognized during the last quarter. This area is considered a key audit matter by the joint statutory auditors of the subsidiary of the Bank because of the significant concentration of revenue during the last quarter of financial year (including cut-off at the balance sheet date). Due to the nature of the industry, revenue is skewed towards the balance sheet date. Hence, there is a need to test the adequacy of the control environment related to year end recognition of revenue and perform cut-off procedures to mitigate inherent risk of misstatement related to the timing of revenue recognition.	Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank included the following, among others: ➢ Understanding and evaluating the design and implementation and testing the operating effectiveness of key internal controls relating to revenue recognition including controls over timing of revenue recognition and procedure for issuance of policies. ➢ Testing on a sample basis, for policies issued around the year-end including operating effectiveness of controls relating to cut-off procedures to confirm if related procedural compliances with regard to acceptability of the terms of policy were completed before or after the year end to check appropriateness of revenue recognition in accordance with applicable guidelines / accounting standards. ➢ Testing on a sample basis, policy sales of the next financial year are not accounted for in the current period. ➢ Testing on a sample basis, the unallocated premium to check that there were no policies where risk had commenced prior to balance sheet date but revenue was not recognised as at the balance sheet date. ➢ Testing the manual accounting journal entries relating to revenue recognition on a sample basis to identify unusual or irregular items. Agreeing the journal entries tested with supporting evidence. ➢ Testing on a sample basis, cheques receipt with the time stamp in case of products like Unit Linked Insurance Plan to confirm that revenue is recognised in the correct accounting period. ➢ Testing automated control to check that the issuance of the policy is done after the payment of premium is received.

Key Audit Matter	How the matter was addressed in our audit
Valuation of Investments Portfolio	
In case of subsidiaries of the Bank engaged in the business of providing Life Insurance services and General Insurance services, the investment portfolio consists of policyholders investments and shareholders investments in terms of Insurance Regulatory and Development Authority of India ("IRDAI") guidelines. Investments including derivate instruments held by these subsidiaries are valued in accordance with the provisions of Insurance Act, the IRDA Financial Statements Regulations, orders / directions / circulars issued by IRDAI, IRDAI (Investment) Regulations, 2016 and policies approved by Board of Directors of respective subsidiaries (collectively the "Valuation policies"). In case of the subsidiary of the Bank engaged in the business of providing Life Insurance services, investments in unit linked portfolio are valued based on observable inputs as per their accounting policy and gains / losses are recognised in revenue account of the subsidiary. These unit linked portfolio investments do not have risk of significant misstatement. The valuation of unlisted or not frequently traded investments involves management judgement. Due to their significance to the subsidiary's consolidated financial statements, it is considered as a key audit matter by the joint statutory auditors of the subsidiary of the Bank. Investments are valued as per respective subsidiaries accounting policy, based on which: ➢ the unrealised gains / losses arising due to changes in fair value of listed equity shares, Tier 1 bonds and mutual fund units are recorded in the "Fair Value Change Account" in the respective subsidiaries balance sheet; and ➢ debt securities and unlisted equity shares are valued at historical cost. In case of the subsidiary of the Bank engaged in the business of providing Life Insurance services, investments in the non-linked and shareholders portfolio are assessed for impairment as per their Board approved impairment policy which involves management judgement. In case of the subsidiary of the Bank engaged in the business of providing General Insurance services, investments in debt securities and unlisted equity shares are assessed for impairment as per their investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the determination of impairment of these investments of respective subsidiary companies. Accordingly, valuation of investments was considered to be one of the areas which required significant auditor attention by the joint statutory auditors of the respective subsidiaries of the Bank and was one of the matters of significance in the financial statements of respective subsidiaries.	Audit procedures performed by the joint statutory auditors of respective subsidiaries of the Bank included the following, among others: ➢ Obtaining an understanding of the process and controls over the valuation of investments of respective subsidiaries. The understanding was obtained by performance of walkthroughs, which included inspection of documents produced by respective subsidiaries and inquiries with those involved in the pertinent process. ➢ Understanding and evaluating the design and implementation and operating effectiveness of key controls over the valuation process including impairment, management's review and approval of estimates and assumptions used for the valuation including key authorisation and data input controls. ➢ Obtaining independent balance confirmations for investments as at balance sheet date from the custodians and depository participants appointed by the subsidiary to check the units of securities for the purpose of valuation re-computation. ➢ Examining movement and appropriateness of accounting in Fair Value Change account for specific investments. Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank engaged in the business of providing Life Insurance services included the following, among others: ➢ On a test check basis, recomputing valuation of different classes of investments to assess valuation methodologies with reference to the Valuation policies. ➢ In case of revaluation done for investment properties, examining the underlying valuation report and recomputing the movement in "Revaluation reserve". ➢ Obtaining written representations from subsidiary on compliance of valuation of investments with the IRDAI regulations and adequacy of impairment recorded for the year. Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank engaged in business of providing General Insurance services included the following: ➢ Evaluating appropriateness of valuation methodologies with reference to the Valuation Policy. ➢ On a test check basis, independently verifying the price for samples using external quoted prices and by agreeing the management's observable inputs used in valuation techniques to external data for listed and unlisted investments. ➢ Testing on a sample basis, management's assessment of impairment for investments measured at historical cost and evaluating whether the same was in accordance with subsidiary's impairment policy. ➢ Evaluating the appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to subsidiary's investment valuation and impairment assessment as per policy.



Key Audit Matter	How the matter was addressed in our audit
Information Technology ("IT") systems and controls related to financial reporting process	
In case of subsidiaries of the Bank engaged in the business of providing Life Insurance services, General Insurance services and a subsidiary registered as NBFC primarily engaged in the business of providing loans, the respective subsidiaries are highly dependent on their Information Technology infrastructure comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting of financial transactions which are used to process and record large volume of transactions of the respective subsidiaries. IT general and application controls of the respective subsidiaries are critical to ensure that IT systems are able to process the data, completely, accurately and consistently for reliable financial reporting, changes to applications and underlying data are made in an appropriate manner. Adequate controls contribute to mitigating the risk of potential fraud or errors as a result of changes to the applications and data of the respective subsidiaries. There exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records of the respective subsidiaries to be materially misstated. Due to the pervasive nature, complexity and criticality of the IT environment to the preparation of financial statements of respective subsidiaries, the joint statutory auditors of the respective subsidiaries have identified testing of IT systems and the related control environment as a key audit matter for the current year.	Audit procedures performed by the joint statutory auditors of respective subsidiaries of the Bank included the following, among others: ➢ Involving their IT specialists for assessing IT systems and controls over key financial accounting and reporting systems and related applications (collective referred as "in-scope systems"). ➢ Obtaining an understanding of General IT Controls ("GITC") over key financial accounting and reporting systems and related applications (collectively referred as "in-scope systems") which covered access controls, program / system changes, program development and computer operations. ➢ Reviewing respective subsidiary companies policies and governance practices related to cybersecurity, infrastructure security, and client data protection, including strategies adopted for incident prevention, detection, and response. ➢ Understanding the IT infrastructure i.e. operating systems and databases and related data security controls. ➢ Testing compensating controls and performing alternate procedures, wherever necessary. Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank engaged in the business of providing Life Insurance services included the following: ➢ Testing the design and operating effectiveness of key GITCs for in-scope systems, including Logical Access Controls (e.g. segregation of duties, role-based access, user provisioning and de-provisioning), Periodic user access reviews and recertifications, Password and authentication policies, and Change management controls, including testing and approvals of system changes in segregated environments. ➢ Examining automated control and system interfaces relating to process such as premium income, commission expense, benefits paid, and investment accounting. This included testing of automated data interfaces and reconciliations, system logic, validations, and data flows and processing controls for completeness and accuracy of financial data. ➢ Assessing policies and strategies adopted by subsidiary in relation to security of key information infrastructure, data and maintaining information and monitoring. Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank engaged in the business of providing General Insurance services included the following: ➢ Evaluating design and operating effectiveness for in-scope systems and application controls which covered segregation of duties, system interfaces, completeness and accuracy of data feeds and system reconciliation controls. ➢ Tested controls over IT infrastructure covering user access including privilege users and system changes.

Key Audit Matter	How the matter was addressed in our audit
	Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank registered as NBFC primarily engaged in the business of providing loans included the following:
	➢ Reviewing the reports of information security audits conducted by subsidiary either internally or through external experts.
	➢ Testing design and operating effectiveness of IT controls such as IT governance and policy framework, access controls, change management controls, program development & system implementation, IT operations & backup controls, data integrity and protection controls, business continuity and disaster recovery, incident management, batch processing & monitoring etc.
	➢ Testing the accuracy of the information produced by subsidiary's key IT systems / applications.
Provisioning for NPA	
In case of a subsidiary of the Bank registered as NBFC primarily engaged in the business of providing loans which are classified as standard, sub-standard and doubtful based on policy approved by the Board of Directors of the subsidiary, which are aligned with the applicable circulars, master directions and guidelines issued by the RBI from time to time. Advances are assessed for their recoverability and accordingly provision for NPA is recognized as per their approved policy. Judgment is applied for identification of NPA and determining provision to be recognized considering various quantitative and qualitative factors in each product of the subsidiary. The area is considered a key audit matter by the joint statutory auditors of the subsidiary considering the significance of judgement involved in identification of NPA and determination of provision, and in the view of the significance of provision on NPA to the overall audit of the subsidiary.	Audit procedures performed by the joint statutory auditors of the subsidiary of the Bank included the following, among others: ➢ Reviewing subsidiary's Board approved policy regarding assessment of credit and other risks and ageing of default by the borrowers and procedures in relation to NPA identification and provision computation. ➢ Understanding the process and testing the design and implementation and operating effectiveness of key controls, including IT controls. ➢ Assessing the design and implementation and operating effectiveness of key internal controls relating to monitoring, identification and stamping of NPA accounts; and measurement of provision. ➢ Involving IT experts in the audit team to test data integrity and process of report generation through interface of various systems. ➢ Testing on a sample basis, the date of NPA and recomputing the days past due. ➢ Testing on a sample basis, the calculation of NPA provisions, as at the year-end by assessing the completeness, accuracy and relevance of data used for NPA provision and checking the arithmetical accuracy by re-computation, to check that the same is in compliance with the subsidiary's Board approved policy and RBI regulations.

Other Information

The Bank's management and the Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report but does not include the financial statements and auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions, as applicable under the relevant laws and regulations.



Responsibilities of Management and Board of Directors for the Consolidated Financial Statements

The Bank's management and the Board of Directors are responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated state of affairs, the consolidated profit / loss and the consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, the provisions of Section 29 of the Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the RBI from time to time and the IRDAI guidelines. The respective management and the Board of Directors of the companies and Trustees of Employee Welfare Trust included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, master directions and guidelines issued by the RBI from time to time and IRDAI guidelines, for safeguarding the assets of each company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by management and the Board of Directors of the Bank, as aforesaid.

In preparing the consolidated financial statements, the respective management and the Board of Directors of the companies and Trustees of Employee Welfare Trust included in the Group are responsible for assessing the ability of each company / Employee Welfare Trust to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors and the Trustees either intend to liquidate the company / Employee Welfare Trust or to cease operations, or have no realistic alternative but to do so.

The respective Board of Directors of the companies and the Trustees of the Employee Welfare Trust included in the Group are responsible for overseeing the financial reporting process of each company and the Employee Welfare Trust.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls over financial reporting with reference to consolidated financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management and the Board of Directors.

- Conclude on the appropriateness of management and the Board of Directors use of the going concern basis of accounting in preparation of the consolidated financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial statements of such entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of the Bank included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain responsible for our audit opinion. Our responsibilities in this regard are further described in paragraph (a), (b) and (c) of the section titled "Other Matters" in this audit report.

We communicate with those charged with governance of the Bank regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

a) The consolidated financial statements include the consolidated financial information of one subsidiary and the standalone financial information of four subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of ₹ 1,44,532.34 crore as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 23,945.09 crore and net cash inflows (before consolidation adjustments) amounting to ₹ 4,513.43 crore for the year ended on that date. These financial information have been audited by other auditors whose reports have been furnished to us by management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries is based on the reports of the other auditors.

b) The consolidated financial statements include the consolidated financial information of one subsidiary and the standalone financial information of two subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of ₹ 10,348.61 crore as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 5,729.88 crore and net cash inflows (before consolidation adjustments) amounting to ₹ 128.72 crore for the year ended on that date. These financial information have been audited by one of the joint auditors of the Bank and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries is based on the reports of the said auditors.

c) The consolidated financial statements include the consolidated financial information of one subsidiary and the standalone financial information of one subsidiary, whose financial information reflects total assets (before consolidation adjustments) of ₹ 422,675.14 crore as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 1,09,038.70 crore and net cash inflows (before consolidation adjustments) amounting to ₹ 298.95 crore for the year ended on that date. These financial information have been audited by one of the joint auditors of the Bank along with other joint auditor of the respective subsidiaries and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries is based on the reports of the said joint auditors.



d) The consolidated financial statements include the financial information of Employee Welfare Trust, whose financial information reflects total assets (before consolidation adjustments) of ₹ 743.73 crore as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ (76.05) crore and net cash inflows (before consolidation adjustments) amounting to ₹ 0.99 crore for the year ended on that date. This financial information has not been audited either by us or by the other auditor. This unaudited financial information has been furnished to us by management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of Employee Welfare Trust, and our report in terms of sub-section (3) of Section 143 of the Act in so far as it relates to the aforesaid Employee Welfare Trust, is based on such unaudited financial information. In our opinion and according to the information and explanations given to us by management, this financial information is not material to the Group.

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the auditors and the financial information certified by management.

e) The joint statutory auditors of HDFC Life Insurance Company Limited ("HDFC Life"), vide their audit report dated 17 April 2026, have expressed an unmodified opinion and have reported in the "Other Matter" section that "the actuarial valuation of liabilities for life policies in-force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2026, is the responsibility of HDFC Life's Appointed Actuary ("Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2026, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of HDFC Life".

Our opinion is not modified in respect of this matter.

f) The joint statutory auditors of HDFC ERGO General Insurance Company Limited ("HDFC ERGO"), vide their audit report dated 15 April 2026, have expressed an unmodified opinion and have reported in the "Other Matter" section that "the actuarial valuation of liabilities for non-life policies is the responsibility of the HDFC ERGO's Appointed Actuary ("Appointed Actuary"). The actuarial valuation of the outstanding claims reserves, Premium Deficiency Reserve ("the PDR"), Incurred but Not Reported ("IBNR") including Incurred but Not Enough Reported ("IBNER") as at 31 March 2026, has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by IRDAI and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for outstanding claims reserves, PDR, IBNR (including IBNER) reserves, as contained in the group reporting pack of HDFC ERGO.

Our opinion is not modified in respect of this matter.

g) The consolidated financial statements of the Group for the year ended 31 March 2025, were jointly audited by one of the joint auditors along with the predecessor auditors of the Bank whose report dated 19 April 2025 had expressed an unmodified opinion.

Report on Other Legal and Regulatory Requirements

1. In our opinion, the Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

   a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory.

   b) The transactions of the Bank which have come to our notice have been within the powers of the Bank.

   c) During the course of our audit of the Bank, we have visited 51 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at the Bank's head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

d) The consolidated profit and loss account for the year ended 31 March 2026 shows a true balance of the profits for the period covered by such account.

3. (A) As required by Section 143(3) of the Act, based on our audit and on the consideration of reports of the auditors on consolidated / separate financial information of such subsidiaries, as were audited by auditors, as noted in the "Other Matters" paragraph, we report, to the extent applicable, that:

a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the auditors of the subsidiary companies incorporated in India, except for the matters stated in 3(A)(i)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014 (as amended) ("the Rules").

c) Reporting on the accounts of any branch office at the Bank is not applicable due to centralised banking system. Also refer paragraph 2(c) above in this regard.

d) The consolidated balance sheet, the consolidated profit and loss account, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

e) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under section 133 of the Act, to the extent they are not inconsistent with the applicable regulations for companies included in the Group.

f) On the basis of the written representations received from the directors, taken on record by the Board of Directors and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on 31 March 2026 from being appointed as a director in terms of Section 164(2) of the Act.

g) With respect to the maintenance of accounts and other matters connected therewith, reference is made to our comments in paragraph 3(A)(b) above on reporting under Section 143(3)(b) and paragraph 3(A)(i)(vi) below on reporting under Rule 11(g) of the Rules, by us with respect to Bank and based on the reports and other communications of the statutory auditors of its subsidiary companies, incorporated in India.

h) With respect to the adequacy of the internal financial controls over financial reporting with reference to consolidated financial statements of the Group companies incorporated in India and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

i) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Rules, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the auditors on consolidated / separate financial information of the subsidiaries, as noted in the "Other Matters" paragraph:

(i) The consolidated financial statements disclose the impact of pending litigations as at 31 March 2026 on the consolidated financial position of the Group. Refer Schedule 12(I) and 12(II), Schedule 17 D(25), Schedule 18 note 9 and note 19(b) to the consolidated financial statements.

(ii) Provision has been made in the consolidated financial statements, as required under the applicable law or Accounting Standards, for material foreseeable losses, on long-term contracts including derivative contracts. Refer Schedule 17 D(10) and 17 D(25), Schedule 18 note 9 and note 19(b) to the consolidated financial statements in respect of such items as it relates to the Group.



(iii) There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Bank and its subsidiary companies incorporated in India during the year ended 31 March 2026.

(iv) (a) The respective managements of the Bank and its subsidiary companies incorporated in India whose financial statements have been audited under the Act have represented to us and the auditors of such subsidiary companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18 note 22 to the consolidated financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiary companies to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiary companies ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective managements of the Bank and its subsidiary companies incorporated in India whose financial statements have been audited under the Act have represented to us and the auditors of such subsidiary companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18 note 22 to the consolidated financial statements, no funds have been received by the Bank or any of such subsidiary companies from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiary companies shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Parties ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiary companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditors notice that has caused us or the other auditors to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

(v) The final dividend paid by the Bank and its subsidiary companies incorporated in India during the year, in respect of the same declared for previous year is in accordance with Section 123 of the Act to the extent it applies to payment of dividend. The interim dividend declared by the Bank and its subsidiary companies incorporated in India during the year is in accordance with Section 123 of the Act to the extent it applies to declaration of dividend.

As stated in Schedule 18 note 2 to the consolidated financial statements, the Board of Directors of the Bank have proposed the final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

(vi) Based on our examination which included test checks and that performed by the respective auditors of the subsidiary companies which are companies incorporated in India whose financial statements have been audited under the Act, the Bank and its subsidiary companies have used accounting softwares for maintaining its books of account which, along with access management tools, as applicable, have a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the respective softwares, except that in respect of the accounting software used for maintaining the core banking system by the Bank, the feature of recording audit trail (edit log) facility was enabled at the database level to log any direct data changes from 4 March 2026 and in case of a subsidiary the audit trail was not enabled at the database level for the software used for maintaining certain health premium records.

Further, during the course of our audit, where the audit trail was enabled and operated for the respective accounting softwares, we and respective auditors of such subsidiary companies, did not come across any instance of audit trail feature being tampered with.

Additionally, where the audit trail (edit log) facility was enabled and operated in the previous year, the audit trail has been preserved by the Bank and its subsidiary companies as per the statutory requirements for record retention, except in relation to certain softwares and databases for which audit trail feature was not enabled.

(B) In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by the virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

Based on the considerations of reports of the joint statutory auditors of HDFC Life and HDFC ERGO, the subsidiary companies, the remuneration paid for managerial remuneration was in accordance with the provisions of Section 197 of the Act, read with Section 34A of the Insurance Act, 1938.

Further, based on the consideration of reports of the statutory auditors of other subsidiaries incorporated in India, the remuneration paid / provided for managerial remuneration was in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V of the Act. The Ministry of Corporate Affairs has not prescribed other details under Section 197(16) of the Act which are required to be commented upon by us.

For B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W/W-100022

For Batliboi & Purohit
Chartered Accountants
Firm Registration No.: 101048W

Sudhir Soni
Partner
Membership No.: 041870
UDIN: 26041870JVMSJQ7960

Janak Mehta
Partner
Membership No.: 116976
UDIN: 26116976KCUHMM2488

Place: Mumbai
Date: 18 April 2026

Place: Mumbai
Date: 18 April 2026



Annexure A to the Independent Auditor's Report on the Consolidated Financial Statements of HDFC Bank Limited for the year ended 31 March 2026

Report on the internal financial controls over financial reporting with reference to the aforesaid Consolidated Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 3A(h) under "Report on Other Legal and Regulatory Requirements" section of our report of even date)

Opinion

In conjunction with our audit of the consolidated financial statements of HDFC Bank Limited (hereinafter referred to as "the Bank") as of and for the year ended 31 March 2026, we have jointly audited the internal financial controls over financial reporting with reference to consolidated financial statements of the Bank and such companies incorporated in India under the Act which are its subsidiary companies, as of that date.

In our opinion and based on the consideration of reports of the auditors on internal financial controls over financial reporting with reference to consolidated / separate financial statements of subsidiary companies, as were audited by the other auditors, the Bank and such companies incorporated in India which are its subsidiary companies, have in all material respects, adequate internal financial controls over financial reporting with reference to consolidated financial statements and such internal financial controls over financial reporting with reference to consolidated financial statements were operating effectively as at 31 March 2026, based on the internal financial controls over financial reporting with reference to consolidated financial statements criteria established by such companies considering the essential components of internal controls stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI ("the Guidance Note").

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The respective Company's Management and the Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls over financial reporting with reference to financial statements criteria established by the respective company considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls over financial reporting with reference to consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting with reference to consolidated financial statements included obtaining an understanding of internal financial controls over financial reporting with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, and the audit evidence obtained by the auditors of the relevant subsidiary companies in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to financial statements.

Meaning of Internal Financial Controls Over Financial Reporting with Reference to Consolidated Financial Statements

The Bank's internal financial controls over financial reporting with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Bank's internal financial controls over financial reporting with reference to consolidated financial statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting with Reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting with reference to consolidated financial statements including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls over financial reporting with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Matters

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting with reference to financial statements in so far as it relates to eight subsidiary companies, is based on the corresponding reports of the auditors of such companies incorporated in India.

The joint auditors of HDFC Life have reported that, "The actuarial valuation of liabilities for life policies in-force and for policies where premium is discontinued but liability exists as at 31 March 2026 is required to be certified by HDFC Life's Appointed Actuary as per the regulations" and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the consolidated financial statements for the year ended 31 March 2026. Accordingly, our opinion on the internal financial controls over financial reporting with reference to consolidated financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation.

The joint auditors of HDFC ERGO have reported that, "The actuarial valuation of liabilities for non-life policies is the responsibility of the HDFC EGRO's Appointed Actuary. The actuarial valuation of the outstanding claims reserves, the PDR, IBNR including IBNER as at 31 March 2026 has been duly certified by HDFC ERGO's Appointed Actuary" and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the consolidated financial statements for the year ended 31 March 2026. Accordingly, our opinion on the internal financial controls over financial reporting with reference to consolidated financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation.

Our opinion is not modified in respect of the above matters.

For B S R & Co. LLP Chartered Accountants Firm Registration No.: 101248W/W-100022	**For Batliboi & Purohit** Chartered Accountants Firm Registration No.: 101048W
Sudhir Soni Partner Membership No.: 041870 UDIN: 26041870JVMSJQ7960	**Janak Mehta** Partner Membership No.: 116976 UDIN: 26116976KCUHMM2488
Place: Mumbai Date: 18 April 2026	Place: Mumbai Date: 18 April 2026



CONSOLIDATED BALANCE SHEET
As at March 31, 2026

(₹ in crore)

	Schedule	As at March 31, 2026	As at March 31, 2025
CAPITAL AND LIABILITIES			
Capital	1	1,539.34	765.22
Employees stock options / units outstanding	18 (4)	4,545.11	3,805.19
Reserves and surplus	2	579,975.02	517,218.98
Minority interest	2A	22,384.96	16,359.04
Deposits	3	3,099,638.29	2,710,898.23
Borrowings	4	588,484.55	634,605.57
Other liabilities and provisions	5	252,977.53	188,163.66
Policyholders' funds		358,496.04	320,601.53
Total		**4,908,040.84**	**4,392,417.42**
ASSETS			
Cash and balances with Reserve Bank of India	6	200,707.11	144,390.25
Balances with banks and money at call and short notice	7	111,218.94	105,557.65
Investments	8	1,280,216.29	1,186,472.89
Advances	9	3,050,783.23	2,724,938.16
Fixed assets	10	16,491.59	15,257.94
Other assets	11	248,623.68	215,800.53
Total		**4,908,040.84**	**4,392,417.42**
Contingent liabilities	12	3,479,487.31	2,709,921.85
Bills for collection		82,470.05	70,679.55

Significant accounting policies and notes to the Consolidated Financial Statements — 17 & 18
The schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our report of even date.

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.: 101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.: 101248W/W-100022

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

For and on behalf of the Board

Keki Mistry
Interim Part-Time Chairman & Non-Executive (Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2026

(₹ in crore)

	Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I INCOME			
Interest earned	13	348,615.15	336,367.43
Other income	14	146,847.66	134,548.50
Total		**495,462.81**	**470,915.93**
II EXPENDITURE			
Interest expended	15	185,491.23	183,894.20
Operating expenses	16	181,173.91	176,605.07
Provisions and contingencies	18 (9)	49,578.21	36,976.49
Total		**416,243.35**	**397,475.76**
III PROFIT			
Consolidated Net Profit for the year before Minority Interest		79,219.46	73,440.17
Less : Minority Interest		3,193.49	2,647.92
Consolidated Net Profit for the year attributable to the group		76,025.97	70,792.25
Brought forward consolidated profit attributable to the group		178,692.55	150,045.57
Total		**254,718.52**	**220,837.82**
IV APPROPRIATIONS			
Transfer to Statutory Reserve		19,159.57	17,260.30
Interim Dividend paid		3,836.57	-
Transfer to General Reserve		7,467.13	6,734.74
Transfer to Special Reserve		3,000.00	3,200.00
Transfer to Capital Reserve		8,320.40	507.00
Dividend pertaining to previous year paid during the year		16,869.41	14,826.19
Transfer to / (from) Minority Interest		476.12	(382.96)
Transfer to Other Reserves		1.85	-
Balance carried over to consolidated balance sheet		195,587.47	178,692.55
Total		**254,718.52**	**220,837.82**
V EARNINGS PER EQUITY SHARE (Face value ₹ 1/ - per share)	18 (18)	₹	₹
Basic		49.50	46.41
Diluted		49.28	46.20
Significant accounting policies and notes to the Consolidated Financial Statements	17 & 18		

The schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

As per our report of even date.

For and on behalf of the Board

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.:
101248W/W-100022

Keki Mistry
Interim Part-Time Chairman
& Non-Executive
(Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-
Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief
Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2026

(₹ in crore)

	Year ended March 31, 2026	Year ended March 31, 2025
Cash flows from operating activities:		
Consolidated Profit after tax and minority interest	76,025.97	70,792.25
Add: Provision for income tax (Refer schedule 18 (9))	22,921.99	22,801.88
Consolidated profit before income tax and after minority interest	**98,947.96**	**93,594.13**
Adjustments for:		
Depreciation on fixed assets	4,194.90	3,805.23
Loss on revaluation of investments	7,739.96	3,909.10
Amortisation of premium on investments	986.17	87.07
Profit on sale of fixed assets	(207.91)	(22.03)
(Profit) / loss on sale of investment in subsidiary	(7,000.27)	8.00
Provision / charge for non performing assets	14,445.98	15,385.24
Floating provisions	9,000.00	-
Provision / (write-back) for standard assets and contingencies	3,210.24	(1,210.63)
Employee stock options / units expense	2,228.30	2,086.05
	133,545.33	**117,642.16**
Adjustments for:		
Increase in investments	(102,572.73)	(180,362.67)
Increase in advances	(340,270.74)	(169,918.22)
Increase in deposits	388,740.06	334,010.95
Increase in other assets	(29,678.54)	(10,829.67)
Increase in other liabilities and provisions	52,338.92	13,117.98
Increase in policyholders' funds	34,060.45	43,289.99
	136,162.75	**146,950.52**
Direct taxes paid (net of refunds)	(22,656.37)	(19,708.68)
Net cash flows from operating activities	**113,506.38**	**127,241.84**
Cash flows from investing activities:		
Purchase of fixed assets	(3,889.97)	(4,075.89)
Proceeds from sale of fixed assets	527.56	100.72
Proceeds from sale of investment in subsidiary (net of expenses)	9,806.00	192.00
Investment in subsidiaries	(80.87)	(67.47)
Net cash flow from / (used in) investing activities	**6,362.72**	**(3,850.64)**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended March 31, 2026

(₹ in crore)

	Year ended March 31, 2026	Year ended March 31, 2025
Cash flows from financing activities:		
Increase in minority interest (including issue of ESOPs by subsidiaries)	2,331.21	2,382.88
Proceeds from issue of share capital	5,108.50	6,346.50
Proceeds from issue of shares through subsidiary IPO (net of issue expenses)	2,456.61	-
Proceeds from issue of Tier 1 and Tier 2 capital instruments	700.00	1,182.00
Repayment of Tier 1 and Tier 2 capital instruments	-	(500.00)
Repayments from other borrowings (net)	(48,895.19)	(97,062.73)
Dividend paid during the year	(20,705.98)	(14,826.19)
Net cash flow used in financing activities	**(59,004.85)**	**(102,477.54)**
Effect of fluctuation in foreign currency translation reserve	1,113.90	199.73
Net increase in cash and cash equivalents	**61,978.15**	**21,113.39**
Cash and cash equivalents at the beginning of the year	**249,947.90**	**228,834.51**
Cash and cash equivalents at the end of the year	**311,926.05**	**249,947.90**

Cash and cash equivalents include Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice (Refer Schedule 6 and Schedule 7).

As per our report of even date.

For and on behalf of the Board

For Batliboi & Purohit
Chartered Accountants
ICAI Firm Registration No.:
101048W

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration No.:
101248W/W-100022

Keki Mistry
Interim Part-Time Chairman
& Non-Executive
(Non-Independent) Director

Sandeep Parekh
Independent Director

M. D. Ranganath
Independent Director

Sunita Maheshwari
Independent Director

Janak Mehta
Partner
Membership No.: 116976

Sudhir Soni
Partner
Membership No.: 041870

Lily Vadera
Independent Director

Renu Karnad
Non-Executive (Non-
Independent Director)

Harsh Kumar Bhanwala
Independent Director

Santhosh Keshavan
Independent Director

Sashidhar Jagdishan
Managing Director & Chief
Executive Officer

Kaizad Bharucha
Deputy Managing Director

Bhavesh Zaveri
Executive Director

V. Srinivasa Rangan
Executive Director

Mumbai, April 18, 2026

Srinivasan Vaidyanathan
Chief Financial Officer

Ajay Agarwal
Company Secretary

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2026

SCHEDULE 1 - CAPITAL

(₹ in crore)

	Schedule	As at March 31, 2026	As at March 31, 2025
Authorised Capital			
20,00,00,00,000 (31 March, 2025: 11,90,61,00,000) Equity Shares of ₹ 1 / - each		2,000.00	1,190.61
Issued, subscribed and paid-up capital			
15,39,33,68,328 (31 March, 2025: 7,65,22,21,674) Equity Shares of ₹ 1 / - each fully paid-up	18 (3)	1,539.34	765.22
Total		**1,539.34**	**765.22**

SCHEDULE 2 - RESERVES AND SURPLUS

(₹ in crore)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	**Statutory Reserve**			
	Opening balance		105,374.62	88,114.32
	Additions during the year	18 (5)	19,159.57	17,260.30
	Closing balance		**124,534.19**	**105,374.62**
II	**Capital Reserve**			
	Opening balance		10,301.18	9,794.18
	Additions during the year	18 (5)	8,320.40	507.00
	Closing balance		**18,621.58**	**10,301.18**
III	**Share Premium**			
	Opening balance		134,117.36	127,053.27
	Additions during the year		8,422.85	7,064.09
	Deductions during the year	18 (1)	(768.12)	-
	Closing balance		**141,772.09**	**134,117.36**
IV	**General Reserve**			
	Opening balance		61,741.44	53,877.70
	Additions during the year	18 (5)	7,519.89	7,863.74
	Closing balance		**69,261.33**	**61,741.44**
V	**Special Reserve**			
	Opening balance		29,468.18	26,268.18
	Additions during the year	18 (5)	3,000.00	3,200.00
	Closing balance		**32,468.18**	**29,468.18**

(₹ in crore)

		Schedule	As at March 31, 2026	As at March 31, 2025
VI	**Amalgamation Reserve - I**			
	Opening balance		1,063.56	1,063.56
	Additions / (deductions) during the year		-	-
	Closing balance	18 (5)	**1,063.56**	**1,063.56**
VII	**Amalgamation Reserve - II**			
	Opening balance		(13,947.06)	(13,947.06)
	Additions / (deductions) during the year		-	-
	Closing balance	18 (5)	**(13,947.06)**	**(13,947.06)**
VIII	**Investment Reserve Account**			
	Opening balance		-	529.42
	Deductions during the year	18 (5)	-	(529.42)
	Closing balance		**-**	**-**
IX	**Investment Fluctuation Reserve**			
	Opening balance		5,561.42	5,032.00
	Additions during the year	18 (5)	-	529.42
	Closing balance		**5,561.42**	**5,561.42**
X	**Foreign Currency Translation Reserve**			
	Opening balance		1,083.52	883.79
	Additions during the year		1,113.90	199.73
	Closing balance	18 (5)	**2,197.42**	**1,083.52**
XI	**Cash Flow Hedge Reserve**			
	Opening balance		(92.16)	832.30
	Additions / (deductions) during the year		60.81	(924.46)
	Closing balance	18 (5)	**(31.35)**	**(92.16)**
XII	**AFS Reserve**			
	Opening balance		616.85	-
	Additions / (deductions) during the year		(725.86)	616.85
	Closing balance	18 (5)	**(109.01)**	**616.85**
XIII	**Other Reserves**			
	Opening balance		14.02	145.58
	Additions / (deductions) during the year		(168.36)	(131.56)
	Closing balance	18 (5)	**(154.34)**	**14.02**
XIV	**Capital Reserve on Consolidation (net of goodwill)**	18 (5)	**3,149.54**	**3,223.50**
XV	**Balance in Profit and Loss Account**		**195,587.47**	**178,692.55**
	Total		**579,975.02**	**517,218.98**

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2026

SCHEDULE 2A - MINORITY INTEREST

(₹ in crore)

	Schedule	As at March 31, 2026	As at March 31, 2025
Minority interest at the date on which parent subsidiary relationship came into existence		11,260.45	11,260.45
Subsequent increase*		11,124.51	5,098.59
Minority interest on the date of balance sheet		**22,384.96**	**16,359.04**

*At March 31, 2026, includes increase in minority interest relating to offer for sale of equity shares of HDB Financial Services Limited by the Bank amounting ₹ 2,805.28 crore.

SCHEDULE 3 - DEPOSITS

(₹ in crore)

				Schedule	Year ended March 31, 2026	Year ended March 31, 2025
A	I	**Demand deposits**				
		(i)	From banks		3,381.27	4,149.85
		(ii)	From others		346,715.89	307,274.93
		Total (i+ii)			**350,097.16**	**311,424.78**
	II	**Savings bank deposits**			**705,800.08**	**630,465.95**
	III	**Term deposits**				
		(i)	From banks		33,105.30	32,599.29
		(ii)	From others		2,010,635.75	1,736,408.21
		Total (i+ii)			**2,043,741.05**	**1,769,007.50**
		Total (I+II+III)			**3,099,638.29**	**2,710,898.23**
B	I	**Deposits of branches in India**			3,077,569.22	2,686,792.91
	II	**Deposits of branches outside India**			22,069.07	24,105.32
		Total (I+II)			**3,099,638.29**	**2,710,898.23**

Deposits include lien marked deposits of ₹ 348,023.35 crore (previous year: ₹ 369,435.40 crore).

SCHEDULE 4 - BORROWINGS

(₹ in crore)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	**Borrowings in India**			
	(i) Reserve Bank of India		10,000.00	6,335.00
	(ii) Other banks		62,265.68	77,221.99
	(iii) Other institutions and agencies		118,723.45	114,912.83
	(iv) Tier 1 and Tier 2 capital instruments		31,586.87	30,936.89
	(v) Other bonds and debentures		236,702.37	275,808.83
	Total		**459,278.37**	**505,215.54**
II	**Borrowings outside India**		**129,206.18**	**129,390.03**
	Total (I+II)		**588,484.55**	**634,605.57**

Secured borrowings included in I and II above: ₹ 74,282.22 crore (previous year: ₹ 77,656.02 crore) except borrowings of ₹ 12,182.55 crore (previous year: ₹ 13,039.60 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(₹ in crore)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Bills payable		14,573.87	13,653.91
II	Interest accrued		26,641.58	25,618.40
III	Contingent provisions against standard assets		12,119.83	11,315.90
IV	Others (including provisions)		199,302.75	137,267.86
V	Deferred Tax Liabilities		339.50	307.59
	Total		**252,977.53**	**188,163.66**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(₹ in crore)

		Schedule	As at March 31, 2026	As at March 31, 2025
I	Cash in hand (including foreign currency notes)		13,213.27	12,162.88
II	Balances with Reserve Bank of India:			
	(a) In current accounts		124,229.84	132,027.37
	(b) In other accounts		63,264.00	200.00
	Total (a+b)		187,493.84	132,227.37
	Total (I+II)		**200,707.11**	**144,390.25**

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(₹ in crore)

			Schedule	As at March 31, 2026	As at March 31, 2025
I	**In India**				
(i)	Balances with banks:				
	(a)	In current accounts		1,041.48	1,258.21
	(b)	In other deposit accounts		7,961.04	4,582.85
	Total (a+b)			**9,002.52**	**5,841.06**
(ii)	Money at call and short notice:				
	(a)	With banks		-	-
	(b)	With other institutions		42,455.43	35,598.84
	Total (a+b)			**42,455.43**	**35,598.84**
	Total (i+ii)			**51,457.95**	**41,439.90**
II	**Outside India**				
(i)	In current accounts			12,748.60	19,083.75
(ii)	In other deposit accounts			21,938.79	12,469.64
(iii)	Money at call and short notice			25,073.60	32,564.36
	Total (i+ii+iii)			**59,760.99**	**64,117.75**
	Total (I+II)			**111,218.94**	**105,557.65**

SCHEDULE 8 - INVESTMENTS

(₹ in crore)

			Schedule	As at March 31, 2026	As at March 31, 2025
A	**Investments in India in**				
	(i)	Government securities		792,783.51	775,264.24
	(ii)	Other approved securities		-	-
	(iii)	Shares		8,725.11	8,075.45
	(iv)	Debentures and bonds		47,091.34	38,285.78
	(v)	Investments - Policyholders		367,677.73	330,941.32
	(vi)	Others (Units of Mutual funds / AIFs / REITs, CDs, CPs, PTCs and security receipts)		40,114.24	31,263.84
		Total		**1,256,391.93**	**1,183,830.63**
B	**Investments outside India in**				
	(i)	Government securities (including local authorities)		19,008.88	918.09
	(ii)	Other investments			
		(a) Shares		108.35	96.47
		(b) Debentures and bonds		4,375.86	1,381.78
	(iii)	Investments - Policyholders		331.27	245.92
		Total		**23,824.36**	**2,642.26**
		Total (A+B)		**1,280,216.29**	**1,186,472.89**
C	**Investments**				
	I	**Investments in India**			
		(i) Gross value of investments		1,220,527.59	1,128,476.66
		(ii) Aggregate of provisions for (depreciation) / appreciation		35,864.34	55,353.97
		(iii) Net investments		1,256,391.93	1,183,830.63
	II	**Investments outside India**			
		(i) Gross value of investments		23,759.12	2,615.27
		(ii) Aggregate of provisions for (depreciation) / appreciation		65.24	26.99
		(iii) Net investments		23,824.36	2,642.26
		Total (I+II)		**1,280,216.29**	**1,186,472.89**

SCHEDULES TO THE CONSOLIDATED BALANCE SHEET

As at March 31, 2026

SCHEDULE 9 - ADVANCES

(₹ in crore)

			Schedule	As at March 31, 2026	As at March 31, 2025
A	(i)	Bills purchased and discounted		49,125.80	34,964.61
	(ii)	Cash credits, overdrafts and loans repayable on demand		860,299.16	714,525.81
	(iii)	Term loans		2,141,358.27	1,975,447.74
	Total			**3,050,783.23**	**2,724,938.16**
	Net of Bills Rediscounted: ₹ 4,600.00 crore (previous year: Nil) and Inter Bank Participatory Certificates of ₹ 46,680.00 crore (previous year: ₹ 77,703.73 crore)				
B	(i)	Secured by tangible assets*		2,335,957.82	2,083,626.00
	(ii)	Covered by bank / government guarantees		53,145.68	60,543.40
	(iii)	Unsecured		661,679.73	580,768.76
	Total			**3,050,783.23**	**2,724,938.16**
	** Including advances against book debts*				
C	I	**Advances in India**			
		(i) Priority sector		1,144,413.12	880,033.65
		(ii) Public sector		152,115.96	121,469.63
		(iii) Banks		1,897.92	2,122.41
		(iv) Others		1,706,157.85	1,675,153.87
	Total			**3,004,584.85**	**2,678,779.56**
C	II	**Advances outside India**			
		(i) Due from banks		555.66	2,769.89
		(ii) Due from others:			
		(a) Bills purchased and discounted		1,207.09	544.10
		(b) Syndicated loans		2,279.64	581.73
		(c) Others		42,155.99	42,262.88
	Total			**46,198.38**	**46,158.60**
	Total (I+II)			**3,050,783.23**	**2,724,938.16**

SCHEDULE 10 - FIXED ASSETS

(₹ in crore)

	Schedule	As at March 31, 2026	As at March 31, 2025
A Premises *(including land)*			
Gross block			
At cost on 31st March of the preceding year		5,652.45	5,054.62
Additions during the year		1,024.09	661.01
Deductions during the year		(351.85)	(63.18)
Total		**6,324.69**	**5,652.45**
Depreciation			
As at 31st March of the preceding year		1,680.10	1,530.64
Charge for the year		235.74	197.98
On deductions during the year		(94.52)	(48.52)
Total		**1,821.32**	**1,680.10**
Net block		**4,503.37**	**3,972.35**
B Other fixed assets *(including furniture and fixtures)*			
Gross block			
At cost on 31st March of the preceding year		29,522.50	25,211.71
Additions during the year		4,991.86	6,085.53
Deductions during the year		(1,744.98)	(1,774.74)
Total		**32,769.38**	**29,522.50**
Depreciation			
As at 31st March of the preceding year		18,236.91	16,131.93
Charge for the year		3,961.14	3,608.12
On deductions during the year		(1,416.89)	(1,503.14)
Total		**20,781.16**	**18,236.91**
Net block		**11,988.22**	**11,285.59**
Total (A+B)		**16,491.59**	**15,257.94**

Charge includes effect of foreign currency translation.

SCHEDULE 11 - OTHER ASSETS

(₹ in crore)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Interest accrued		34,741.20	34,028.94
II	Advance tax / tax deducted at source (net of provisions)		13,664.47	16,646.31
III	Stationery and stamps		48.65	66.00
IV	Non banking assets acquired in satisfaction of claims		829.18	991.24
V	Bond and share application money pending allotment		5.00	-
VI	Security deposit for commercial and residential property		1,293.85	1,233.92
VII	Deferred Tax Assets		9,870.82	7,137.50
VIII	Others		188,170.51	155,696.62
	Total		**248,623.68**	**215,800.53**

SCHEDULE 12 - CONTINGENT LIABILITIES

(₹ in crore)

		Schedule	Year ended March 31, 2026	Year ended March 31, 2025
I	Claims against the bank not acknowledged as debts - taxation		8,265.49	6,737.94
II	Claims against the bank not acknowledged as debts - others		252.86	265.67
III	Liability for partly paid investments		461.58	904.28
IV	Liability on account of outstanding forward exchange contracts		2,209,490.56	1,293,492.47
V	Liability on account of outstanding derivative contracts		958,066.98	1,156,136.09
VI	Guarantees given on behalf of constituents - in India		189,185.49	149,228.23
	- outside India		178.66	250.65
VII	Acceptances, endorsements and other obligations		101,884.09	96,684.87
VIII	Other items for which the Bank is contingently liable		11,701.60	6,221.65
	Total		**3,479,487.31**	**2,709,921.85**

SCHEDULES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2026

SCHEDULE 13 - INTEREST EARNED

(₹ in crore)

		Schedule	Year Ended March 31, 2026	Year Ended March 31, 2025
I	Interest / discount on advances / bills		256,192.47	251,953.60
II	Income on investments		82,656.87	73,912.07
III	Interest on balance with RBI and other inter-bank funds		3,457.06	3,172.52
IV	Others		6,308.75	7,329.24
	Total		**348,615.15**	**336,367.43**

SCHEDULE 14 - OTHER INCOME

(₹ in crore)

		Schedule	Year Ended March 31, 2026	Year Ended March 31, 2025
I	Commission, exchange and brokerage		38,627.49	35,029.85
II	Profit / (loss) on sale of investments (net)		20,074.07	14,325.38
III	Profit / (loss) on revaluation of investments (net)		(7,739.96)	(3,909.10)
IV	Profit / (loss) on sale of building and other assets (net)		369.99	156.20
V	Profit / (loss) on exchange / derivative transactions (net)		6,068.58	5,026.29
VI	Premium and other operating income from insurance business		84,160.02	78,589.17
VII	Miscellaneous income		5,287.47	5,330.71
	Total		**146,847.66**	**134,548.50**

SCHEDULE 15 - INTEREST EXPENDED

(₹ in crore)

		Schedule	Year Ended March 31, 2026	Year Ended March 31, 2025
I	Interest on deposits		138,300.12	125,216.63
II	Interest on RBI / inter-bank borrowings		40,474.97	52,486.78
III	Other interest		6,716.14	6,190.79
	Total		**185,491.23**	**183,894.20**



SCHEDULES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended March 31, 2026

SHEDULE 16 - OPERATING EXPENSES

(₹ in crore)

		Schedule	Year Ended March 31, 2026	Year Ended March 31, 2025
I	Payments to and provisions for employees		37,604.81	34,135.75
II	Rent, taxes and lighting		4,199.62	3,601.92
III	Printing and stationery		765.65	922.54
IV	Advertisement and publicity		1,064.04	1,533.33
V	Depreciation on bank's property		4,194.90	3,805.23
VI	Directors' fees / remuneration, allowances and expenses		40.44	32.14
VII	Auditors' fees and expenses		22.21	22.69
VIII	Law charges		435.05	420.54
IX	Postage, telegram, telephone etc.		1,071.29	1,124.43
X	Repairs and maintenance		4,691.20	3,943.56
XI	Insurance		3,654.94	3,125.61
XII	Claims and benefits paid pertaining to insurance business		44,733.75	47,576.09
XIII	Other expenses pertaining to insurance business^		47,606.47	46,861.30
XIV	Other expenditure*		31,089.54	29,499.94
	Total		**181,173.91**	**176,605.07**

^ Includes commission expenses and change in valuation of liability in respect of insurance policies.
* Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.



SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026

SCHEDULE 17 – SIGNIFICANT ACCOUNTING POLICIES APPENDED TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2026

A. BACKGROUND

HDFC Bank Limited ('HDFC Bank' or the 'Bank' or 'the Holding Company'), incorporated in Mumbai, India is a publicly held banking company. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank together with its subsidiaries is engaged in providing a range of banking and financial services, including retail banking, wholesale banking, treasury operations, insurance, asset management, stock broking and other financial services business. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai, Singapore and an Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India.

B. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements comprise the financial statements of the Bank and its subsidiaries constituting the 'Group'. The Bank consolidates its subsidiaries in accordance with Accounting Standard ('AS') 21, Consolidated Financial Statements, specified under Section 133 of the Companies Act, 2013, on a line-by-line basis by adding together the like items of assets, liabilities, income and expenditure, after elimination of intra-group transactions and intra-group balances, except for equity investment held in group entities through policyholder's funds. Capital reserve / goodwill on consolidation represent the difference between the Group's share in the net worth of the subsidiary and the cost of acquisition at the time of making the investment in / acquisition of the subsidiary. Minority interest representing the part of net results of operations and of the net assets of subsidiary, attributable to interests not owned directly or indirectly through subsidiaries, is presented separately from liabilities and equity.

The Group does not consolidate entities where the control / significant influence is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent / investing entity or where the objective of control is not to obtain economic benefit from their activities. For certain investments, even though the shareholding may be below 20%, the Group may be eligible for nominee directors in the investee company. Such investments are considered to be at par with other companies where investment may be bought and sold depending upon market condition. Right to appoint nominee director in the investee companies with protective rights, as such does not result in control or significant influence on such companies.

The Consolidated Financial Statements present the accounts of HDFC Bank Limited with its following subsidiaries:

Name	Relation	Country of incorporation	Ownership interest %	
			March 31, 2026	March 31, 2025
HDFC Life Insurance Company Limited (HLIC)	Subsidiary	India	50.21%	50.32%
HDFC Pension Fund Management Limited	HLIC's subsidiary	India	100.00%	100.00%
HDFC International Life and Re Company Limited	HLIC's subsidiary	Dubai	100.00%	100.00%
HDFC Asset Management Company Limited (AMC)	Subsidiary	India	52.37%	52.47%
HDFC AMC International (IFSC) Limited	AMC's Subsidiary	India	100.00%	100.00%
HDFC Trustee Company Limited	Subsidiary	India	100.00%	100.00%
HDFC Sales Private Limited	Subsidiary	India	100.00%	100.00%
HDFC Capital Advisors Limited	Subsidiary	India	89.68%	89.34%
HDFC ERGO General Insurance Company Limited	Subsidiary	India	50.33%	50.33%
Griha Investments	Subsidiary	Mauritius	100.00%	100.00%
Griha Pte Limited	Subsidiary	Singapore	100.00%	100.00%
HDFC Securities Limited (HSL)	Subsidiary	India	94.01%	94.55%
HDFC Securities IFSC Limited (w.e.f. 01.10.2024)	HSL's Subsidiary	India	100.00%	100.00%
HDB Financial Services Limited	Subsidiary	India	74.12%	94.32%
HDB Employee Welfare Trust	*	India	*	*

*HDB Employee Welfare Trust consolidated as a subsidiary, a trust established for providing general welfare measures such as medical relief and educational assistance to the employees of the Bank and their dependents.

The financial statements of certain subsidiaries are prepared in accordance with notified Indian Accounting Standards ('Ind-AS') or applicable local generally accepted accounting principles. The financial statements of such subsidiaries used for consolidation are special purpose financial information prepared in accordance with Generally Accepted Accounting Principles in India ('GAAP') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021.

The audited special purpose financial information of foreign subsidiaries used in consolidation are drawn up to the same reporting date as that of the Group.

C. ACCOUNTING METHODOLOGY

The consolidated financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('Indian GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars, notifications and guidelines issued by the Reserve Bank of India (RBI) ('RBI Guidelines'), Securities and Exchange Board of India ('SEBI'), Insurance Regulatory and Development Authority of India ('IRDAI') from time to time, Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, as applicable to relevant entities and practices generally prevalent in the banking industry in India. In case the accounting policies followed by a subsidiary is different from those followed by the Bank, the same have been disclosed separately. Accordingly, the Consolidated Financial Statements are prepared using consistent accounting policies, except for Investments held by Life Insurance and General Insurance subsidiaries and corresponding income from such investments which are governed by IRDAI guidelines.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with Indian GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as at the date of the Consolidated Financial Statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the Consolidated Financial Statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in the accounting estimates is recognised prospectively from the period of change.

D. SIGNIFICANT ACCOUNTING POLICIES

1. Investments

Bank

Classification:

In accordance with the RBI guidelines on classification, valuation and operation of investments portfolio by Banks, investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories (hereinafter called "categories"). "Held for Trading" ('HFT') is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorised in a distinct category called Group Companies ("Group Cos"). Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments which the Bank intends to hold till maturity and whose contractual terms gives rise to cash flows that are solely payment of principal and interest on principal outstanding (SPPI) are classified under HTM category. All investments in subsidiaries / associates / joint ventures are classified under the category of Group Companies (Group Cos). Investments which the Bank acquires with an objective that is achieved by both collecting contractual cashflows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under AFS category. On initial recognition, the Bank makes an irrevocable selection to classify an equity instrument, that is not held with the objective of trading, under AFS. Investments not classified in any of the above categories are classified under FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI. Reclassification of investments between categories (viz. HTM, AFS and FVTPL) if any is carried out only after prior approval of Board of Directors and RBI and the same is accounted for in accordance with the RBI guidelines. Due to subsequent listing of equity shares, Bank transfers such securities from FVTPL to HFT. Such reclassification to HFT sub-category will not require approvals mentioned in RBI guidelines.

Acquisition cost:

Costs, including brokerage and commission paid at the time of acquisition of investments and broken period interest on debt instruments, are recognised in the Consolidated Profit and Loss Account and are not included in the cost of acquisition.

Valuation:

In accordance with the norms on investments,

- Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the Consolidated Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to AFS Reserve without routing through the Consolidated Profit and Loss Account.

- Quoted investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) or Fixed Income Money Market and Derivatives Association (FIMMDA). Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

- Unquoted Government of India securities, state government securities, bonds and debentures and special bonds such as oil bonds, fertilizer bonds, etc. issued by the Government of India are valued as per the prices published by FBIL or FIMMDA. The valuation of other unquoted fixed income

securities for which price is not published (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e., applicable FIMMDA published credit spreads over the Yield to Maturity (YTM) rates for Government of India securities as published by FBIL.

- Unquoted equity shares are valued at the break-up value, ascertained from the company's latest balance sheet. The date as on which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at ₹ 1 per company.

- Units of mutual funds are valued at the latest Net Asset Value (NAV) declared by the mutual fund.

- Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

- Investments in Security Receipts (SRs) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

- Investments in unquoted units of Alternative Investment Fund (AIF) are valued at NAV provided by the AIF based on its financial statements. Where an AIF fails to carry out and disclose the valuation of its investments by an independent valuer as per the frequency mandated by SEBI, the value of its units is treated as ₹ 1. In case AIF is not registered under SEBI (Alternative Investment Fund) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as ₹ 1.

- Pass Through Certificates (PTCs) including Priority Sector-PTCs are valued by using FIMMDA credit spreads as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for Government of India securities published by FBIL.

- Investments classified under HTM and Group Cos. category are carried at their acquisition cost and not marked to market. Any diminution, other than


temporary, in the value of investments in HTM and Group Cos. category is provided for.

- For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security on a constant yield to maturity basis. However, any discount or premium on acquisition of perpetual debt security is accreted or amortised upto the earliest call date. Such accretion or amortisation of discount or premium is classified under interest income from investments.

- The investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3 :

  » Level 1 - Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

  » Level 2 - Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

  » Level 3 - Financial Instruments are valued using unobservable inputs.

- All investments are measured at fair value on initial recognition. Unless facts and circumstances suggest that the fair value is materially different from the acquisition cost, it is presumed that the acquisition cost is the fair value. In case of Level 1 and Level 2 instruments, when acquisition cost is not equal to fair value, any Day 1 gain / loss is recognised in the Consolidated Profit and Loss Account. In case of Level 3 instruments, any Day 1 loss is recognised immediately in the Consolidated Profit and Loss Account whereas any Day 1 gain is deferred. In case of Level 3 debt instruments, the Day 1 gain is amortised on a straight-line basis up to the maturity date (or earliest call date for perpetual instruments), while for unquoted Level 3 equity instruments, the gain is set aside as a liability until the security is listed or derecognised.

- Non-performing investments (NPIs) are identified, and provision is made thereon based on the RBI guidelines. Provision for NPIs is not set-off against appreciation in respect of performing investments. Appreciation, if any, in the value of a NPI is not recognised. Income on NPIs is not recognised until received.

Disposal of investments:

In accordance with the norms on investments, Profit / Loss on sale of investments under the aforesaid categories is recognised in the Consolidated Profit and Loss Account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from AFS Reserve to the Capital Reserve.

The profit from sale of investment under HTM and Group Cos. categories, net off taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve", in accordance with RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT and netted off from investments in government securities. The short position along with other government securities under HFT portfolio is marked- to-market and the resultant MTM profit / loss, is taken to the Consolidated Profit and Loss Account. Profit / Loss on short sale is recognised on settlement date.

Life Insurance

Investments are made in accordance with the provisions of the Insurance Act, 1938, as amended from time to time, the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024, IRDAI Master Circular on Actuarial, Finance and Investment Functions of Insurers, 2024 and amendments made thereto wherever applicable and various other circulars / notifications / clarifications issued by the IRDAI in this context from time to time.

Classification and valuation of investment (other than linked business) is done on the following basis.

Investments are classified under six groups (hereinafter called "groups") – Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Securities lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised as investments since all the associated risks and rewards of these securities are retained.

a) Debt securities

Debt securities, including Government Securities are considered as "held to maturity" and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount, if any, over the period of maturity / holding on a straight-line basis.

Debt securities other than government securities with a residual maturity of less than or equal to 182 days are valued by amortising the difference between the last valuation price / purchase price less redemption value over the remaining days to maturity through CRISIL bond valuer.

Money market instruments like Commercial Papers, Certificate of Deposit, Treasury Bills (T-Bills) and Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis.

Investments in Alternative Investment Fund (AIF) and Security Receipts are valued at cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment. Fixed Deposits and Reverse Repo are valued at cost.

b) Equity shares, Equity Exchange Traded Funds (ETFs), Investment Trusts (InvITs), Real Estate Investment Trusts (REITs) and Additional Tier I Bonds (AT1 Bonds)

Listed equity shares, equity ETFs, InvITs and REITs are valued at fair value, being the last quoted closing price on the Primary Exchange i.e. National Stock Exchange of India Limited (NSE) as at the Balance Sheet date. In case, the equity shares and equity ETFs, InvITs and REITs are not traded on the Primary Exchange on the Balance Sheet date, the closing price on the secondary exchange i.e. BSE Limited (BSE) is considered. If the equity shares are not traded on any exchange on the Balance Sheet date, then the price at which the equity shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Consolidated Balance Sheet as the Holding Company retains all the associated risks and rewards of these securities.

In case the equity ETFs, InvITs and REITs are not traded either on the primary or the secondary exchange on the Balance Sheet date, then the equity ETFs are valued at the latest available Net Asset Value (NAV) and in case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs and REITs are valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

The AT1 Bonds are valued at market value, using applicable market yields published by SEBI registered rating agency Credit Rating Information Services of India Limited ('CRISIL'), using Bond Valuer at their call / put date.

Unrealised gains or losses arising due to changes in fair value are recognised under "Other reserves" and "policyholders' funds" in the Consolidated Balance Sheet for shareholders' funds and policyholders' funds respectively. Such reserve will not be available for distribution.

Unlisted equity shares, listed equity shares and unlisted equity warrants that are not regularly traded in active markets and which are classified as "thinly traded" as per the SEBI guidelines governing mutual funds for valuation of thinly traded securities are valued at historical cost, subject to provision for diminution, if any, in the value of such investments determined separately for each individual investment. Listed equity ETFs that are not regularly traded in the active markets, and which are classified as "thinly traded" as per the aforesaid SEBI guidelines are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the 'ex-bonus date'. Right entitlements are accrued and recognised on the date the original shares (on which the right entitlement accrues) are traded on the stock exchange on an 'ex-rights date'.

c) Preference Shares

Redeemable preference shares are considered as "held to maturity" and accordingly valued at historical cost, subject to amortisation of premium or accretion of discount.

Listed preference shares other than redeemable preference shares are valued at fair value, being the last quoted closing price on the primary exchange i.e., NSE at the Balance Sheet date. In case, the preference shares are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange i.e., BSE is considered.

If preference shares are not traded either on any exchange on the Balance Sheet date, then the price at which the preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

Unrealised gains or losses arising due to changes in fair value are recognised under the head "Other reserves" and "policyholders' funds" in the Consolidated Balance Sheet for shareholders' funds and policyholders' funds respectively.

Unlisted preference shares (other than redeemable preference shares) and listed preference (other than redeemable preference) shares that are not regularly traded in active markets and which are classified as "thinly traded" as per the aforesaid SEBI guidelines are valued at historical cost, subject to provision for diminution in the value, if any, of such investments determined separately for each individual investment.

d) Mutual fund

Mutual fund units held at the Balance Sheet date are valued at previous business day's Net Asset Value (NAV) per unit. Unrealised gains or losses arising due to changes in the fair value of mutual fund units are recognised under "Other reserves" and "policyholders' funds" in the Consolidated Balance Sheet for shareholders' funds and policyholders' funds respectively.

Classification and valuation of investment (linked business) is done on the following basis.

a) Debt Securities

Debt securities, including Government Securities are valued at market value, using CRISIL Bond Valuer / CRISIL Gilt Prices, as applicable.

Money market instruments like Commercial Papers, Certificate of Deposits, Treasury Bills (T-Bills) and Tri-Party Repo (TREPS) are valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis.

Fixed Deposits and investment in Reverse Repo are valued at cost.

Unrealised gains or losses arising on valuation of debt securities including Government Securities are accounted for in the Consolidated Profit and Loss Account.

Securities with call options are valued at the lower of the values as obtained by valuing the security to the final maturity date or to the call option date by using the benchmark rate based on the matrix released by CRISIL on daily basis. In case there are multiple call options, the security is valued at the lowest value obtained by valuing the security to the various call dates or to the final maturity date. Securities with put options are valued at the higher of the value as obtained by valuing the security to the final maturity date or to the put option date by using the benchmark rate based on the matrix released by CRISIL on daily basis. Tier II Bonds are valued at their maturity date through bond valuer.

Securities with both put and call options on the same day are deemed to mature on the put and call option day and would be valued on a yield to maturity basis, by using the benchmark rate based on the matrix released by CRISIL on daily basis.

b) Equity shares, Equity Exchange Traded Funds (ETFs), Preference Shares, Infrastructure Investment Trusts (InvITs), Real Estate Investment Trusts (REITs), Additional Tier I Bonds (AT1 Bonds) and Preference shares

Listed equity shares, equity ETFs, preference shares, Infrastructure Investment Trusts (InvITs) and Real Estate Investment Trusts (REITs) are valued and stated at fair value, being the last quoted closing price on the primary exchange i.e. NSE at the Balance Sheet date. In case, the equity shares, equity ETFs, InvITs and REITs are not traded on the primary exchange on the Balance Sheet date, the closing price on the secondary exchange i.e. BSE is considered.

If equity shares / preference shares are not traded either on NSE or BSE on the Balance Sheet date, then the price at which the equity shares / preference shares are traded on the earliest previous day is considered for valuation, provided such previous day price is not more than 30 days prior to the Balance Sheet date.

Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Consolidated Balance Sheet as the Group retains all the associated risks and rewards of these securities.

In case the equity ETFs, InvITs and REITs are not traded either on NSE or BSE on the Balance Sheet date, then the equity ETFs are valued at the latest available NAV. In case of InvITs and REITs where the market quote is not available for the last 30 days, the InvITs shall be valued at the latest NAV (not more than 6 months old) as published by the Infrastructure Investment Trust / Real Estate Trusts.

Unrealised gains or losses arising on such valuations are accounted for in the Consolidated Profit and Loss Account.

Listed equity / preference shares that are not regularly traded in active markets, and which are classified as "thinly traded" as per the guidelines governing mutual funds for valuation of thinly traded securities laid down by SEBI, are valued at historical cost, subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

Listed equity ETFs, InvITs and REITs that are not regularly traded in the active markets and which are classified as "thinly traded" as per the guidelines governing Mutual Funds for valuation of thinly traded securities laid down by SEBI, are valued at the latest available NAV.

Bonus entitlements are recognised as investments on the 'ex-bonus date'. Right entitlements are accrued and recognised on the date the original shares (on which the right entitlement accrues) are traded on the stock exchange on the 'ex-rights date'.

c) **Mutual funds**

Mutual fund units held at the Balance Sheet date are valued at previous business day's NAV per unit. Unrealised gains or losses arising due to change in the fair value of mutual fund units are recognised in the Consolidated Profit and Loss Account.

Impairment of Investments:

The life insurance entity periodically assesses at each Balance Sheet date whether there is any indication of impairment of investments or reversal of impairment loss earlier recognized. An impairment loss is accounted for as an expense in the Consolidated Profit and Loss Account to the extent of the difference between the re-measured fair value of the investments and its acquisition cost as reduced by any earlier impairment loss accounted for as an expense in the Consolidated Profit and Loss Account. Any reversal of impairment loss earlier recognized in Consolidated Profit and Loss Account, is accounted in the Consolidated Profit and Loss Account.

Provision for Non-Performing Assets (NPA)

All assets where the interest and / or instalment of principal repayment remain overdue for more than 90 days at the Balance Sheet date are classified as NPA and provided for in the manner required by the IRDAI regulations on this behalf. The life insurance entity has also provided standard provision in line with Guidelines on prudential norms for income recognition, asset classification, provisioning and other related matters.

Transfer of investments from Shareholders' fund to Policyholders' fund

Transfers of investments other than debt securities, as and when made from Shareholders' fund to the Policyholders' fund, to meet the deficit in the Policyholders' account, are made at the cost price or market price, whichever is lower.

Transfers of debt securities, from Shareholders' fund to Policyholders' fund, as and when made, are made at the net amortised cost or the market value, whichever is lower.

Transfer of investments between non-linked Policyholders' funds

No transfers of investments are made between non-linked Policyholders' funds.

Purchase and sale transactions between unit linked funds:

The purchase and sale of equity, preference shares, ETFs, InvITs, REITs and Government Securities between unit linked funds is accounted for at the prevailing market price on the date of purchase or sale of investments, if prevailing market price of any security is not available on the date of transfer of investment, then the last available price is considered. In case of debt securities other


than Government Securities, transfer of investments is accounted at previous day valuation price in accordance with IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024.

General Insurance

Classification:

Investments are classified under six groups (hereinafter called "groups") – Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments. Purchase and sale transactions in securities are accounted on trade date. Investments are recorded at cost, which include brokerage, taxes, if any, stamp duty and excludes broken period interest.

Valuation:

Investments are made and accounted in accordance with the Insurance Act, 1938, as amended by Insurance Laws (Amendment) Act, 2015, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024, as amended and various other circulars / notifications issued by the IRDAI in this context from time to time.

All debt securities excluding AT1 Bonds, and non-convertible preference shares are stated at historical cost subject to amortisation of premium or accretion of discount on constant yield to maturity basis in the Consolidated Profit and Loss Account over the period of maturity / holding.

All mutual fund investments are valued at NAV as at reporting date.

Equity shares actively traded and convertible preference shares as at the reporting date are stated at fair value, being the last quoted closing price on the primary exchange i.e., NSE. However, in case of any stock not being listed on NSE, the same is valued based on the last quoted closing price on BSE. Investment in unlisted shares is stated at historical cost. AT1 Bond Investments are fair valued at market yield rates published by rating agency registered with SEBI.

Any unrealized gains / losses arising due to change in fair value of mutual fund investments, listed equity shares and AT1 Bonds are accounted in "Other reserves" and

carried forward in the Consolidated Balance Sheet and is not available for distribution.

Pursuant to the provisions of IRDAI Circular, the Investment made by the general insurance entity and fair value change account are bifurcated into Policyholders' and Shareholders' funds on notional basis.

The general insurance entity assesses whether any impairment has occurred on its investments at each reporting date. If any such indication exists, then carrying value of such investment is reduced to its recoverable amount / market value on the reporting date and the impairment loss is recognised in the Consolidated Profit and Loss Account. If at the reporting date, there is any indication that a previously assessed impairment loss no longer exists, then impairment loss earlier recognised in Consolidated Profit and Loss Account is reversed in Consolidated Profit and Loss Account and the investment is restated to that extent.

Other Subsidiaries

Classification:

Investments are classified on the date of purchase into "Held to Maturity" ('HTM'), "Available for Sale" ('AFS') and "Fair value through Profit and Loss" ('FVTPL') categories, (hereinafter called "categories"). All investments in subsidiaries, associates and joint ventures are categorized in a distinct category - Group companies ("Group Cos."). Under each of these categories, the investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments which the company intends to hold till maturity and where their contractual terms give rise to cash flows that are solely payment of principal and interest on principal (SPPI) outstanding are classified under HTM category. Investments which are acquired with an objective that is achieved by both collecting contractual cash flows and selling securities and where the contractual term of the investment gives rise to cash flows that are solely payment of principal and interest on principal outstanding are classified under AFS category. Investments not classified in either of the above categories are classified under FVTPL category.

Acquisition cost:

Transaction costs that are directly attributable to the acquisition of investment classified under HTM or AFS are added to the fair value of the investment on initial recognition. Transaction costs directly attributable to the acquisition of investments classified under FVTPL are recognised immediately in statement of Consolidated Profit and Loss Account.

Disposal of investments:

Profit / Loss on sale of investments under the aforesaid categories is recognised in the Consolidated Profit and Loss Account except for equity investment designated as AFS at the time of initial recognition wherein the gains and losses therefrom are transferred from AFS Reserve to the Capital Reserve.

Valuation:

- Initial Recognition: All investments are measured at fair value on initial recognition unless facts and circumstances suggest that the fair value is materially different from the acquisition cost.

- Subsequent Measurement: Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly credited or debited to the Consolidated Profit and Loss Account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly credited or debited to AFS reserve without routing through the Consolidated Profit and Loss Account.

- Investment portfolio is categorised into three fair value hierarchies viz. Level 1, Level 2, and Level 3:

    » Level 1 – The financial instruments are valued with inputs such as quoted prices in active markets for identical instruments.

    » Level 2 – The financial instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

    » Level 3 – The financial instruments are valued using unobservable inputs.

- Investments classified under HTM and Group Cos. categories are carried at their acquisition cost and not marked-to-market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for.

- For all debt securities meeting SPPI criteria, any discount or premium on acquisition is accreted or amortised over the remaining maturity period of the security.

2. **Repurchase and reverse repurchase transactions**

   Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reported as borrowing and lending (lending above 14 days tenor reported as advances) respectively.

   Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

3. **Advances**

   Bank

   Classification:

   Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

   The Bank classifies its loans and investments, including overseas branches and overdues from crystallised derivative contracts, into performing assets and non-performing assets (NPAs) in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

   Provisioning:

   Specific loan loss provision in respect of non-performing advances is made based on management's assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

   The specific loan loss provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Non-performing advances are written-off in accordance with the Bank's policy. Recoveries from bad debts written-off are included under other income.

Loans reported as frauds are classified as loss assets and fully provided for immediately without considering the value of security.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked-to-market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers, provision on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs, but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, that slippage of a specific advance or a group of advances or exposures or potential exposures is possible. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank's policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. ('ECGC') guidelines and provisioning is made in respect of that country where the net funded exposure is 1% or more of the Bank's total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made in accordance with the said RBI guidelines. Restructured assets involving compromise settlements where the time for payment of the agreed settlement amount exceeds three months are classified and provided for in accordance with the guidelines issued by the RBI from time to time.

The restructured loans are upgraded into standard category as per the extant RBI guidelines. Further, in respect of restructuring of loans pertaining to projects under implementation, the asset classification and necessary provision thereon is made in accordance with the RBI guidelines.

Non Banking finance companies (NBFC)

Classification and Provisioning:

Advances are classified as standard, sub-standard and doubtful assets as per the policy approved by the Board of the respective entity and as per RBI guidelines. The rates applied for making provisions on non-performing assets (NPA) are higher than those prescribed by the relevant RBI guidelines. Interest on non-performing assets is transferred to an interest suspense account and not recognised in the Consolidated Profit and Loss Account until received. Advances are recognised on disbursement of loan and in case of new asset financing on the transfer of ownership. The NBFCs assesses all advances for their recoverability and accordingly recognises provision for non-performing and doubtful assets as per approved policies and guidelines. The non-banking finance entity ensures provisions made are not lower than as stipulated by RBI guidelines. The non-banking finance entity provides 0.40% on standard assets as stipulated by RBI guidelines.

Life Insurance

Classification:

Advances are valued at historical cost (less repayments), subject to adjustment for accumulated impairment losses and provision for NPA, if any.

Advances are classified as short term in case the maturity is less than twelve months. Advances other than short term are classified as long term.

4. Securitisation and transfer of assets

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Consolidated Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Group recognises profit upon receipt of the funds and loss is recognised at the time of sale. Unrealised gains, associated with expected future margin income is recognised in Consolidated Profit and Loss Account on receipt, after absorbing losses, if any.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Consolidated Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Consolidated Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by Securitisation Company ('SC') / Reconstruction Company ('RC') exceeds the net book value of the loan at the time of transfer. Where the sale consideration is comprised of only cash and SRs guaranteed by the Government of India, the excess provision is credited to the Consolidated Profit and Loss Account in the year of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the Group in SRs issued against the assets transferred by it is more than 10% of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the SC / RC and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Group.

The Group invests in PTCs issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Group also buys loans through the direct assignment route which are classified as advances. PTCs are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

Non Banking finance company buys standard loans through the direct assignment route which are classified as advances.

5. Fixed assets (Property, Plant and Equipment) and depreciation

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. The cost of an item of fixed asset is recognised as an asset if, and only if: (a) It is probable that future economic benefits associated with the item will flow to the enterprise; and (b) The cost of the item can be measured reliably. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Cost of an intangible asset includes purchase price, non-refundable taxes and duties and any other directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis except for freehold land. The management believes that the useful life of assets assessed by the Group, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:

Asset	Useful life
Owned Premises*	50 to 60 years
Automated Teller Machines (ATMs)*	10 years
Electrical equipments and installations*	6 to 10 years
Office equipments*	3 to 10 years
Computers*	2 to 5 years
Modems, routers, switches, servers, network and related IT equipments	3 to 6 years
Motor cars*	4 to 8 years
Safe deposit lockers	21 years
Furniture and fittings*	3 to 16 years
Salvaged vehicles	5 years
Computer software licenses	3 to 5 years
Electronic trading platform (Website)	5 years
Bombay Stock Exchange card	10 years

Useful life as assessed by the Group which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

- Lease hold land is depreciated over the period of lease.
- Improvements to lease hold premises are amortised over the remaining period of lease except by Asset Management entity and life insurance entity. In case of Asset Management entity, amortisation is made over the lease term or 5 years, whichever is less. In case of Life Insurance entity, leasehold improvements are depreciated over the lock in period of the leased premises subject to a maximum of 5 years.
- Software and system development expenditure is amortised over a period upto 5 years.
- Point of Sales (PoS) terminals (including sound box) are depreciated over a period of 4 years.
- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.
- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.
- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve by the Bank.
- Goodwill generated through amalgamation / acquisition of rights to operate, administer and manage the mutual fund schemes has been amortized equally over a period 10 years by Asset Management entity.

6. Non-Banking Assets

Non-Banking Assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value or net realisable value.

7. Impairment of assets

The Group assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

8. Unclaimed amount of policyholders

Life Insurance

Assets held for unclaimed amount of policyholders are created and maintained in accordance with IRDAI Regulations as amended from time to time.

a) Unclaimed amount of policyholder's liability is determined on the basis of NAV of the units outstanding as at the valuation date and is disclosed in "Other liabilities and provisions" in the Consolidated Balance Sheet.

b) The life insurance entity maintains a single segregated fund to manage all unclaimed amounts and the sum of such fund is invested in money market instruments, liquid mutual funds and / or fixed deposits of scheduled banks which is valued at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity / holding on a straight-line basis. Such assets of unclaimed amount of policyholders is disclosed in "Other assets" in Consolidated Balance Sheet.

c) Income on unclaimed amount of policyholders' is accreted to respective unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

d) Amounts remaining unclaimed for a period of 10 years as on 30th September every year along with all respective accretions to the fund except the cases where funds lying in policies attached by any law enforcement agencies are deposited into the Senior Citizen Welfare Fund (SCWF) as per requirement of IRDAI regulations.

General insurance

Unclaimed amounts may arise in respect of premium due for refund and indemnity claims. Income earned on unclaimed amounts is accreted and accounted on an accrual basis. After 10 years, the unclaimed amounts and their accretions are deposited into the Senior Citizen Welfare Fund as per IRDAI regulations.

9. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) and foreign subsidiaries at the average closing rates.

Outstanding foreign currency monetary assets and liabilities of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Consolidated Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations / subsidiaries are translated at closing exchange rates at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS 11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI and RBI in case of Bank and subsidiaries, respectively, as at the Balance Sheet date.

10. Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e., greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Consolidated Profit and Loss Account. Marked-to-market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Group recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked-to-market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Group as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, interest rate derivative contract for hedging the risk embedded in some of its financial assets or liabilities recognised on the Consolidated Balance Sheet. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

Foreign exchange forward contracts and Principal only swaps (POS) not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are accounted in accordance with AS-11. Accordingly, such contracts are not marked to market and only translated at spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight-line basis as expense or income over the life of the contract. The interest income / expense on such POS transaction is accounted on accrual basis.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Consolidated Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under



SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2026

'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Consolidated Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Consolidated Profit and Loss Account at the same time that impact from the hedged item is recognised in the Consolidated Profit and Loss Account.

In relation to derivative contracts with non-performing borrowers, the Group makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

Further, in addition to above, the Life Insurance entity accounts the Interest rate derivative contracts for hedging of highly probable forecasted transactions on insurance contracts and investment cash flows in life, pension and annuity business, in the manner specified in accordance with 'Guidance Note on Accounting for Derivative Contracts (Revised 2021)' issued by the ICAI and IRDAI Investment Master Circular as amended from time to time.

11. Revenue recognition

Banking

- Interest income is recognised in the Consolidated Profit and Loss Account on an accrual basis, except in the case of non-performing assets which is recognised when realised.

- Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.

- Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.

- Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

- Income from units of mutual funds / AIF is recognised on cash basis.

- Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.

- Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.

- Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.

- Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

NBFC:

- Interest income is recognised in the statement of profit and loss on an accrual basis, except in the case of Non-Performing Assets which is recognised when realised.

- Interest income on loans bought out through the direct assignment route is recognised at their effective interest rate.

- Income from BPO services and other financial charges are recognised on an accrual basis, except in case of cheque bouncing charges, late payment charges, foreclosure charges and application money, which are accounted as and when received.

- Loan processing fee is recognised as income when due.

- Income from units of mutual funds is recognised on cash basis.

Life Insurance:

- Premium income from non-linked business including rider premium (net of Goods & Services Tax as applicable) is accounted for when due from the policyholders. In case of linked business, premium income is accounted for when the associated units are created. Premium on lapsed policies is accounted for as income when such policies are reinstated. Premium for products having regular premium paying plans with limited and / or predetermined policy term is considered as regular premium. Premium on products other than as mentioned above is considered as single premium. Top up premium is considered as single premium.

- Gross reinsurance premium written comprise the total premium receivable for the whole period of cover provided by contracts entered into during the year and are recognised on the date on which the cover commences in the Consolidated Profit and Loss Account. Premiums include any adjustments arising in the year for premiums receivable in respect of business written in prior years.

- Income from linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, wherever applicable, is recovered from the linked funds in accordance with the terms and conditions of the policies and is accounted for as income when recovered.

- Interest income on policy reinstatement is accounted for on received basis.

- Interest income on investments and policy loans is accounted for on an accrual basis. Amortisation of premium or accretion of discount computed at the time of purchase of debt securities is recognised over the remaining period of maturity / holding on a straight-line basis.

- Investment income on Alternate Investment Funds (AIFs), Real Estate Investment Trusts (REITs), Infrastructure Investment Trusts (InvITs), are recognized as and when declared by respective Fund / Trust.

- Fees received on lending of equity shares under Securities Lending and Borrowing scheme (SLB) is recognised as income over the period of the lending on a straight-line basis.

- Profit or loss on sale / redemption of equity shares / Equity Exchange Traded funds (ETFs), Infrastructure Investment Trusts (InvITs), Real Estate Investments Trusts (REITs), preference shares and units of mutual fund is calculated as the difference between sale proceeds / redemption proceeds net of sale expenses and the weighted average book value as on date of sale. In case of other than linked business, profit or loss on sale / redemption of equity shares / equity ETFs, InvITs, REITs, preference shares, AT I Bonds and units of mutual fund includes the accumulated changes in the fair value previously recognised under "Other reserves" and "policyholders' funds" in the Consolidated Balance Sheet for shareholders' funds and "policyholders' funds" respectively.

- In case of linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between net sale proceeds / redemption proceeds and the weighted average book cost. In

case of other than linked business, profit or loss on sale / redemption of debt securities is calculated as the difference between sales proceeds / redemption proceeds net of sale expenses and the weighted average amortised cost.

- Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.

General insurance:

- Premium including reinsurance accepted (net of Goods & Services Tax) is recognized as income over the contract period or period of risk, as appropriate, after adjusting for unearned premium (unexpired risk). Any subsequent revisions to or cancellations of premiums are accounted for in the period in which they occur. Instalment cases are recorded on instalment due dates. In case of long-term policies, premium collected at the time of sale for the entire policy duration, is recognized on a yearly basis i.e., on '1 / n' basis where 'n' is the policy duration, in terms of IRDAI Circular No. IRDAI/ACTL/CIR/MISC/80/05/2024 dated May 17, 2024, Master Circular on Actuarial, Finance and Investment Functions of Insurers. Commission on reinsurance ceded is recognised as income on ceding of reinsurance premium as per treaty terms. Profit commission under reinsurance treaties, wherever applicable, is recognised in the year of final determination of the profits and as intimated by the Reinsurer.

- Interest income from investments is recognised on an accrual basis. Accretion of discount and amortisation of premium relating to debt securities is recognised over the holding / maturity period on a constant yield to maturity basis.

- The net realised gains or losses on the debt securities are the difference between the net sale consideration and the amortised cost, which is computed on a weighted average basis, as on the date of sale. In case of listed equity shares / mutual fund units, the profit or loss on sale of investment includes the accumulated changes in the fair value previously recognised under "Other reserves". The difference between the acquisition price and the maturity value of treasury bills is recognised as income in the Consolidated Profit and Loss account, as the case may be, over the remaining term of these instruments on a yield to maturity basis. Sale consideration for the purpose of


realised gain / loss is net of brokerage and taxes, if any, and excludes interest received on sale.

- Dividend on equity and preference shares is recognised as income when the right to receive the dividend is established.

Asset Management:

- Investment management fees, portfolio management fees and other advisory fees are recognised on an accrual basis.

- Interest income is recognised using constant yield to maturity basis.

- Gains / losses on sale of investments are recognised in the Consolidated Profit and Loss Account. Profit / loss on sale of investments is determined on a weighted average cost basis.

- Income from Investment in VCF / AIF is recognised on the basis of income distribution by the respective VCF / AIF.

- Dividend is recognised as income when the right to receive the dividend is established.

Stock Broking:

- Income from services rendered as a broker is recognised upon rendering of the services.

- Fees for subscription based services are received periodically but are recognised as earned on a pro-rata basis over the term of the contract.

- Commissions from distribution of financial products are recognised upon allotment of the securities to the applicant or as the case may be, issue of the insurance policy to the applicant.

- Interest income is recognised on a time proportion basis taking into account the amount outstanding from customers or on the financial instrument and the rate applicable.

- Dividend income is recognised when the right to receive the dividend is established.

Others:

- Commission, brokerage, trusteeship, management / performance fees, consultancy fees and other service charges are recognised on an accrual basis upon rendering of services to the extent that it is probable

that the economic benefits will flow to the Group and that the revenue can be reliably measured regardless of when the payment is being made.

- Dividend income is accounted for when the right to receive the income is established. Dividends from units of mutual funds, where received, are accounted on receipt of such amounts.

- Interest income (net of amortized premium / accreted discount, if any) is recognized on a time proportion basis.

- Gains or losses arising from disposal of fixed assets are measured as the difference between the net disposal proceeds and carrying amount of the asset and is recognized in the Consolidated Profit and Loss Account when the asset is disposed.

- In case of pension business, point of presence income includes account opening fees, contribution processing fees, persistency income and exit charges, Account opening fees are due and recognised on generation of Permanent Retirement Account Number (PRAN). Contribution processing fees are recognised on receipt of contribution from the customer. Persistency income is recognised on subscriber accounts active for more than six months. Exit charges are recognised on processing of exit of the member from NPS.

12. Employee benefits

Stock based Employee Compensation:

The Employee Stock Option Scheme / Employee Stock Incentive Master Scheme / Performance-linked Stock Units ('PSU(s)') formulated by Holding or subsidiary companies provides for the grant of options / Restricted Stock Units (units) / PSU to eligible employees and whole-time directors to acquire equity shares of the entities they belong to. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Group followed the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost was measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant. In case of unlisted subsidiaries, the fair value is considered in absence of market price.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021, is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture as applicable. Ultimately, the cost for all instruments that vest is recognised. The compensation expense is recognised in the Consolidated Profit and Loss Account with a corresponding credit to Employee Stock Options Outstanding. On exercise of the stock options, corresponding balance in Employee Stock Options Outstanding is transferred to Share Premium. In respect of the options which expire unexercised or lapse after vesting, the balance standing to the credit of Employee Stock Options Outstanding is transferred to General Reserve.

Gratuity:

Bank

The Bank has an obligation towards gratuity, a defined benefit retirement plan, covering all eligible employees. The plan benefit vests upon completion of minimum prescribed period of continuous years of service, and is in the form of lump sum amount, without an upper limit, equivalent to 15 days' basic salary payable for each completed year of service to all eligible employees on resignation, retirement or death while in employment or on termination of employment, except in respect of employees of eHDFC Limited, where the vesting is equivalent to one month's basic salary for each completed year of service till the effective date of amalgamation.

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the 'New Labour Codes'. Accordingly, gratuity is determined as the higher of the obligation computed under the New Labour Codes, subject to a statutory ceiling of ₹ 20 lacs, and the obligation computed as aforesaid without an upper limit.

The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees. The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Profit and Loss Account.

Other subsidiaries:

The subsidiaries have an obligation to provide gratuity, a defined benefit retirement plan covering all eligible employees. The gratuity obligation is measured in accordance with the respective subsidiary's employee benefit policy or the gratuity payable under the New Labour Codes (NLC), whichever is more beneficial to the employees.

The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Consolidated Profit and Loss Account.

Superannuation:

Bank

The Bank has a superannuation plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee's eligible annual basic salary (15% for the whole-time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff)) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred.

Other Subsidiaries

Obligations for contributions to superannuation fund are recognised as an employee benefit expense in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees.

Provident fund:

Bank

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 read with New Labour Codes and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee's basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee's basic salary up to a maximum salary level of ₹15,000 / - per month for Employee Pension Scheme (EPS) members, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% Bank's share is contributed to an exempted Trust set up by the Bank and administered by the Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred.

Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees' salaries. The Bank's obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Other Subsidiaries

The employees of subsidiaries which are covered under the Employees' Provident Fund and Miscellaneous Provisions Act, 1952 read with New Labour Codes are entitled to receive benefits under the provident fund.

The subsidiaries recognise contribution payable to the provident fund scheme (which is a defined contribution plan) as an expenditure in the Consolidated Profit and Loss Account in the periods during which the related services are rendered by employees. The subsidiaries have no obligation, other than the contribution payable to the provident fund.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension System (NPS):

In respect of employees who opt for contribution to the NPS, the Group contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Group has no liability other than its contribution and recognises such contributions as an expense in the year incurred.

Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid, if the Group have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the amount of obligation can be estimated reliably.

Other long term employee benefits:

Other long term employee benefits include accumulated long term compensated absences which can be carried to future periods and are expected to be availed / encashed in more than twelve months immediately following the year in which the employee has rendered service / Balance Sheet date, as the case may be. The Group's liability is accrued and provided for on the basis of an actuarial valuation using the Projected Unit Credit Method at the end of the reporting period. Actuarial gains or losses, if any, due to experience adjustments and the effects of changes in actuarial assumptions are accounted for in the Consolidated Profit and Loss Account, as the case may be, in the period in which they arise.

13. **Debit and credit cards reward points**

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as discount rate, block, withdrawal, cost per reward point, mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

14. **Bullion**

The Bank imports bullion including precious metal bars on a consignment basis or through exchange (India International Bullion Exchange – Gift City). The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as "Other Income".

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

15. **Lease accounting**

Lease payments including cost escalation for assets taken on operating lease are recognised as an expense in the Consolidated Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases. Rental income from assets given on operating lease is recognized as income in the Consolidated Profit and Loss Account on a straight-line basis over the lease term in accordance with the AS-19, Leases.

Finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Assets given under a finance lease are recorded as a receivable at an amount equal to the net investment in the lease. Finance lease income is based on a pattern reflecting a constant periodic rate of return on the net investment of the lessor outstanding in respect of the finance lease.

16. **Reserve for unexpired risk**

General insurance

Reserve for unexpired risk represents that part of the net premium written which is attributable to and allocated to the succeeding accounting period. Reserve for unexpired risk is calculated on the basis of 1 / 365th method in all segments subject to a minimum of 100% in case of marine hull business.

17. **Policyholders' funds**

Life Insurance

The actuarial liabilities, for all in force policies and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the generally accepted actuarial principles and practices, requirements of Insurance Act, 1938 as amended from time to time, regulations notified by the IRDAI and Actuarial Practice Standard (APS) issued by the Institute of Actuaries of India with the concurrence of the IRDAI. These liabilities are presented as a part of Policyholders Funds on liability side of the Consolidated Balance Sheet.

The specific principles adopted for the valuation of policy liabilities are set out as per the IRDAI regulations and standards issued by the Institute of Actuaries of India as amended from time to time.

A brief of the methodology used is as given below:

1. The policy liabilities are valued on policy by policy basis, i.e., each policy is valued separately.

2. The reserves for linked business (individual and group) comprise unit reserves and non-unit reserves. The unit reserves are determined on the basis of NAV of the units outstanding as at the valuation date and non-unit reserves are calculated using gross premium valuation method.



3. The liabilities for individual non-linked non-participating and participating business are calculated using gross premium valuation method and are subject to the minimum floor of surrender value. Additionally, individual non-linked participating policies also have a reference to the asset share of policies at valuation date.

4. The liabilities for one year renewable group protection business are calculated on the unexpired risk premium basis. For other than one year renewable group protection business, the liabilities are calculated using gross premium valuation method.

5. The liabilities for the group non-linked savings products are determined as the higher of policy account balances (including accrued interest / bonuses) and reserves calculated by gross premium valuation method.

6. The liabilities in respect of rider benefits are determined as the higher of unexpired premium reserves and reserves calculated by gross premium valuation method.

7. Additional reserves are determined to:

   a. allow for the claims that may have occurred already but not yet reported (Incurred but Not Reported).

   b. allow for the servicing of existing policies if Life Insurance were to close the new business one year from the valuation date (Closure to New Business).

   c. meet the expected liabilities that would arise on the revival of lapsed policies, on the basis of the proportion of the policies expected to be revived based on the revival experience of Life Insurance (Revival Reserve).

   d. allow for the additional amount required to be paid on account of cancellation of policies due to look-in, on the basis of the proportion of the policies expected to exercise the look-in option based on the experience Life Insurance (Look-in Reserve).

   e. allow for the cost of guarantees or options, wherever applicable.

The Funds for Future Appropriations (FFA), in the participating segment, represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date. Transfers to and from the fund reflect the excess or deficit of income over expenses respectively and appropriations in each accounting period arising in the Policyholders' Fund. Any allocation to the par policyholders would also give rise to a transfer to Consolidated Profit and Loss Account in the required proportion.

The Funds for Future Appropriations (FFA), in the unit linked segment, represents the discontinuance charges collected from the policies currently in discontinuance fund. The amount is the excess of total discontinuance charges collected over the amount set aside in the Revival Reserve for such policies.

18. **Reinsurance premium ceded**

    Life Insurance

    Reinsurance premium ceded is accounted for on due basis in accordance with the terms and conditions of the reinsurance treaties. Profit commission on reinsurance ceded (if applicable) is netted off against premium ceded on reinsurance.

    General Insurance

    Reinsurance premium ceded is accounted in the year in which the risk commences and over the period of risk in accordance with the treaty arrangements with the reinsurers. Reinsurance premium ceded on unearned premium is carried forward to the period of risk and is set off against related unearned premium. Any subsequent revisions to or cancellations of premiums are accounted for in the year in which they occur. Premium on excess of loss reinsurance cover is accounted as per the terms of the reinsurance arrangements.

19. **Claims paid and other expenses pertaining to insurance business**

    I. **Benefits paid**

       Life Insurance

       Benefits paid consist of policy benefit amounts and claim settlement costs, where applicable.

Non-linked business:

Death and rider claims are accounted for on receipt of intimation. Annuity benefits, periodical benefit and maturity claims are accounted for when due. Surrenders and withdrawals are accounted for on the receipt of consent from the insured to the quote provided by the life insurance entity.

Linked business:

Death and rider claims are accounted for on receipt of intimation. Maturity claims are accounted for on due basis when the associated units are cancelled. Surrenders and withdrawals are accounted for when associated units are cancelled. Amount payable on lapsed / discontinued policies are accounted for on expiry of lock in period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable.

Claims receivable from reinsurance companies are accounted for in the period in which the concerned claims are intimated and netted off against the benefits paid.

Repudiated claims and other claims disputed before judicial authorities are provided for on prudent basis as considered appropriate by management.

II. Claims incurred

General insurance

Claims incurred comprises of claims paid (net of salvage and other recoveries), change in estimated liability for outstanding claims made following a loss occurrence reported, change in estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER) and specific settlement costs comprising survey, legal and other directly attributable expenses. IBNR and IBNER is classified as part of other liabilities in the financial statements. Provision is made for estimated value of outstanding claims at the reporting date net of reinsurance, salvage and other recoveries. Such provision is made on the basis of the ultimate amounts that are likely to be paid on each claim, established by the management in light of past experience and progressively modified for changes as appropriate, on availability of further information and include claim settlement costs likely to be incurred to settle outstanding claims. Claims (net of

amounts receivable from reinsurers / co-insurers) are recognised on the date of intimation based on estimates from surveyors / insured. The estimated liability for IBNR and IBNER has been estimated by the Appointed Actuary in compliance with guidelines issued by IRDAI and applicable provisions of the Institute of Actuaries of India. The Appointed Actuary has used generally accepted actuarial methods for each product category as considered appropriate depending upon the availability of past data as well as appropriateness of the different methods to the different lines of businesses. The above elements of estimates of liability for claims are periodically reviewed by the Appointed Actuary and adjusted based on recent experience and emerging trends.

Premium Deficiency

Premium deficiency is recognised as a whole on an annual basis. Premium deficiency is recognised if the sum of the expected claim costs, related expenses and maintenance cost (related to claims handling) exceeds related reserve for unexpired risk. The expected claim costs are calculated and duly certified by an appointed actuary.

III. Acquisition costs

Acquisition costs are the costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. These costs are expensed in the period in which they are incurred.

20 Contribution to Pool Funds

General Insurance

In accordance with the requirements of IRDAI, the general insurance entity, together with other insurance companies, participates in the Terrorism Pool, Marine Cargo Pool for Excluded Territories – Russia, Ukraine, Belarus ("MCPET"). This pool is managed by the General Insurance Corporation of India ("GIC"). Amounts collected as terrorism premium in accordance with the requirements of the Tariff Advisory Committee ("TAC") are ceded at 100% of the terrorism premium collected to the Terrorism Pool and amounts collected as MCPET premium in accordance with the requirements of the MCPET Agreement, are ceded at 96% to the MCPET Pool, after utilising the obligatory cession. The reinsurance accepted on account of these pool have been recorded in accordance with the last statement received from GIC. The general insurance entity has ensured that it has created liability, to the extent of premium retroceded to the entity, through reserve for unexpired risks, classified as part of other liabilities.

The entity also provides for contribution to Solatium Fund established by the Central Government as a percentage of gross written premium for all motor policies written during that year, till the year ended March 31, 2010. Further, General Insurance Council in its meeting held on April 01, 2010, recommended that the contribution should be a percentage of gross written third party premiums.

21. New Fund Offer (NFO) Expenses & Commission

New Fund Offer (NFO) expenses on the launch of mutual fund schemes are borne by the Asset Management entity and recognised in the Consolidated Profit and Loss Account as and when incurred. Any commission, other than for mutual fund schemes, paid by the Asset Management entity in line with the applicable regulations is amortised over the contractual period. Pursuant to circulars issued by SEBI in this regard, with effect from October 22, 2018, all the scheme expenses including commission on mutual fund schemes, subject to certain permitted exceptions, are being borne by the respective schemes.

22. Income tax

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense is determined in accordance with the relevant provisions of the Income Tax Act, 1961 and rules framed thereunder and considering the material principles set out in Income Computation and Disclosure Standards to the extent applicable. The tax expenses relating to overseas subsidiaries are in accordance with the tax laws applicable in countries where such subsidiaries are domiciled. Deferred tax expense is determined as per AS-22, Accounting for Taxes on Income. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date. In accordance with paragraph 2A of AS-22, deferred tax assets or liabilities are not recognised or disclosed in respect of Pillar Two income taxes. Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the entity has a legal right to off-set and when the entity intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

Deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

23. Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

24. Earnings per share

The Group reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year. The weighted average number of equity shares outstanding during the year is adjusted for events of bonus issue and share split. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the year except where the results are anti-dilutive.

25. Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, Provisions, Contingent Liabilities and Contingent Assets, the Group recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

- a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Group; or

- a present obligation arising from a past event which is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised.

26. Cash and cash equivalents

Cash and cash equivalents include cash, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

27. Interest expense

Interest expense on deposits accepted and borrowings is recognized in the Consolidated Profit and Loss account on an accrual basis, in accordance with the terms of the respective deposits and borrowings.

28. Share issue expenses

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

29. Corporate social responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Consolidated Profit and Loss Account.

SCHEDULE 18 - SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2026

Amounts in notes forming part of the Consolidated Financial Statements for the year ended March 31, 2026, are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

1. Bonus issue

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e., 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025, by utilisation of share premium. All shares and per share information in the Consolidated Financial Statements reflect the effect of bonus shares issuance retrospectively. Further, pursuant to the shareholders' approval obtained through the postal ballot, the Bank has increased its authorised share capital to 2,000.00 crore (20,00,00,00,000 shares of ₹ 1 each) during the year ended March 31, 2026.

2. Interim and Proposed dividend

The Bank paid special interim dividend of ₹ 5.00 per equity share (pre-bonus) approved by Board of Directors at its meeting held on July 19, 2025, amounting to ₹ 3,836.57 crore. The Board of Directors, at its meeting held on April 18, 2026, proposed a final dividend of ₹ 13.00 per equity share, subject to the approval of shareholders at the ensuing Annual General Meeting. Adjusted for the bonus issue, total dividend per equity share for the financial year 2025-26 is ₹ 15.50 (previous year: ₹ 11.00) and the total dividend aggregates to ₹ 23,847.94 crore (previous year ₹ 16,869.41 crore). In terms of the AS-4 "Contingencies and events occurring after the balance sheet date", the Bank has not appropriated the proposed dividend from the Profit and Loss Account and the same will be recognised in the year of actual payout post approval. Effect of the proposed dividend has been reckoned in determining capital funds in computation of the capital adequacy ratio.

3. Capital infusion

During the year ended March 31, 2026, the Bank allotted 6,41,06,893 equity shares (previous year: 5,53,11,012 equity shares) aggregating to face value of ₹ 6.41 crore (previous year: ₹ 5.53 crore) on exercise of stock options / units. Accordingly, the share capital increased by ₹ 6.41 crore (previous year: ₹5.53 crore) and the share premium increased by ₹ 5,102.09 crore (previous year: ₹ 6,340.97 crore).

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ in crore)

Particulars	March 31, 2026	March 31, 2025
Opening balance	765.22	759.69
Addition pursuant to stock options / units exercised	6.41	5.53
Addition pursuant to Bonus issue (Refer schedule 18 (1))	767.71	-
Closing balance	**1,539.34**	**765.22**

4. Employees stock options / units outstanding

For the year ended March 31, 2026, the Group recognised employee stock options / units' expense of ₹ 2,228.30 crore (previous year: ₹ 2,086.05 crore) being fair valuation of share-linked instruments, with a corresponding credit in Employees stock options outstanding.

During the year ended March 31, 2026, on exercise of share-linked instruments, an amount of ₹ 1,179.83 crore (previous year: ₹723.11 crore) is transferred to Share Premium, ₹ 255.79 crore (previous year: ₹ 195.25 crore) is transferred to minority interest and ₹ 52.76 crore (previous year: ₹ 15.22 crore) is transferred to General Reserve.

Accounting for employee share based payments

HDFC Bank

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013, Plan "G" in July 2016 and Plan "H" in August 2024. The Bank also approved the Employee Stock Incentive Master Scheme in May 2022. Under the terms of each of these plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') or Restricted Stock Units ('Units') each of which is convertible into one equity share. Further, pursuant to the amalgamation of eHDFC Limited with and into Bank effective from July 01, 2023, the existing ESOP Schemes of the eHDFC Limited comprising of eHDFC 2007, eHDFC 2008, eHDFC 2014, eHDFC 2017 and eHDFC 2020 were taken over by the Bank.

All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

The plans provide for the issuance of options at the recommendation of the Governance, Nomination and Remuneration Committee of the Board ('GNRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Further, the units are issued at the face value of the equity share of ₹ 1 / - each. The vesting conditions applicable to the options / units are at the discretion of the GNRC. These options / units are exercisable on vesting, for a period as set forth by the GNRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of vesting period.

Pursuant to the issuance of bonus shares in the ratio of 1:1 approved by the shareholders on July 19, 2025, stock options / units and the exercise price of options were proportionately adjusted.

A) Movement in the options / units outstanding under the Employee Stock Option Plans / Restricted Stock Units.

- Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	28,27,49,020	706.62	35,13,18,848	653.97
Granted during the year	3,93,33,316	965.16	4,62,93,320	864.92
Exercised during the year	8,05,42,270	634.70	10,59,10,094	599.21
Forfeited during the year	54,54,290	825.04	79,54,956	740.71
Lapsed during the year	21,21,738	678.92	9,98,098	639.63
Outstanding at the end of the year	23,39,64,038	772.53	28,27,49,020	706.62
Options exercisable	12,87,74,138	691.48	16,26,71,074	639.96

The stock options were exercised regularly throughout the period and weighted average share price, as on exercise date, as per National Stock Exchange price volume data, adjusted for bonus issue, during the year ended March 31,2026 , was ₹ 971.45 (previous year: ₹ 832.93).

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2026

- Movement in the Units outstanding under the Employees' Stock Incentive Master Scheme are as under:

Particulars	Number of Units	Weighted average exercise price (₹)	Number of Units	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	2,97,70,856	1.00	2,34,43,608	1.00
Granted during the year	1,21,03,168	1.00	1,25,09,150	1.00
Exercised during the year	83,82,710	1.00	47,11,930	1.00
Forfeited during the year	14,17,772	1.00	13,67,662	1.00
Lapsed during the year	3,53,842	1.00	1,02,310	1.00
Outstanding at the end of the year	3,17,19,700	1.00	2,97,70,856	1.00
Units exercisable	28,86,168	1.00	24,14,396	1.00

The units were exercised regularly throughout the period and weighted average share price, as on exercise date, as per National Stock Exchange price volume data, adjusted for bonus issue, during the year ended March 31, 2026, was ₹ 970.40 (previous year: ₹ 864.39).

B) Scheme details:

- The following table summarizes the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average remaining life of options (in years)	Weighted average exercise price (₹)
Plan E	89,61,100	818.45	4.00	818.45
Plan F	2,14,32,440	818.45	3.98	818.45
Plan G	8,75,35,624	617.9 to 836.55	2.37	705.14
Plan H	8,14,71,576	838.65 to 966.5	5.70	913.32
e-HDFC 2007	88,822	127.92	-	127.92
e-HDFC 2008	81,884	80.40	-	80.40
e-HDFC 2014	24,966	301.98	-	301.98
e-HDFC 2017	2,85,600	621.08	1.17	621.08
e-HDFC 2020	3,40,82,026	538.32 to 767.64	1.63	573.08

- The following table summarises the information about Units outstanding as at March 31, 2026:

Plan	Number of shares arising out of Units	Range of exercise price (₹)	Weighted average remaining life of Units (in years)	Weighted average exercise price (₹)
ESIS - 2022	3,17,19,700	1.00	2.45	1.00

- The following table summarizes the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average remaining life of options (in years)	Weighted average exercise price (₹)
Plan E	95,87,360	818.45	4.96	818.45
Plan F	2,29,81,360	818.45	4.94	818.45
Plan G	14,99,62,586	441.43 to 836.55	2.48	684.42
Plan H	4,51,45,720	838.65 to 867.10	6.06	866.57
e-HDFC 2007	88,822	127.92	-	127.92
e-HDFC 2008	81,884	80.40	-	80.40
e-HDFC 2014	24,966	301.98	-	301.98
e-HDFC 2017	4,68,064	467.22 to 621.08	1.48	575.53
e-HDFC 2020	5,44,08,258	538.32 to 767.64	2.58	571.37

- The following table summarizes the information about Units outstanding as at March 31, 2025:

Plan	Number of shares arising out of Units	Range of exercise price (₹)	Weighted average remaining life of options (in years)	Weighted average exercise price (₹)
ESIS - 2022	2,97,70,856	1.00	2.39	1.00

C) **Fair Value on the grant date:**

The fair value at grant date is determined using "Black - Scholes Model" which takes into account the exercise price, term of the option, share price at grant date and expected price volatility of the underlying shares, expected dividend yield and the risk-free interest rate for the term of the option / units.

Expected volatility is based on GARCH volatility forecasting model using historical stock price of Bank shares.

The weighted average fair value of options granted during the year ended March 31, 2026 was ₹ 292.15 (previous year: ₹ 270.12) and of units granted during the year ended March 31, 2026 was ₹ 937.54 (previous year: ₹ 848.04).

The assumptions considered in the model for valuing the ESOPs and RSUs granted during the year ended are given below:

Particulars	March 31, 2026 ESOP	March 31, 2026 RSU	March 31, 2025 ESOP	March 31, 2025 RSU
Dividend yield	0.75% to 1.28%	1.18% to 1.43%	0.77% to 1.36%	0.83% to 1.58%
Expected volatility	18.77% to 26.42%	15.98% to 21.26%	21.64% to 27.7%	20.05% to 24.95%
Risk-free interest rate	6.05% to 6.77%	5.78% to 6.39%	6.73% to 7.19%	6.82% to 6.88%
Expected life of the options	1 to 8 Years	1 to 5 Years	1 to 8 Years	1 to 5 Years

HDFC Securities Limited (HSL)

On 14 December 2020, 16 September 2021, 13 January 2022, 13 October 2022, 30 August 2023, 12 January 2024, 12 April 2024, 19 September 2024, 28 November 2024 and 14 April 2025, HSL has granted share options that entitles the employees and the key management personnel (KMP) to purchase the shares in the Company. Holders of the vested stock options are entitled to purchase shares at the exercise price of the shares.

Movement in the options outstanding under the Employee Stock Option Plans of HSL

- Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	7,46,134	6,594.22	5,61,930	6,116.95
Granted during the year	17,250	7,378.00	3,34,287	7,193.93
Exercised during the year	1,02,140	6,270.54	1,18,768	6,029.42
Forfeited during the year	58,540	6,612.72	31,315	6,573.90
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	6,02,704	6,668.38	7,46,134	6,594.22
Options exercisable	2,77,268	6,522.91	1,43,393	6,188.00

- The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	6,02,704	5,458 - 8,051	6.25	6,668.38

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
Company Options	7,46,134	5,458 - 8,051	6.20	6,594.22

The assumptions considered in the model for valuing the ESOPs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	6.83%	6.83%
Expected volatility	52.05% to 52.44%	50.40% to 52.26%
Risk-free interest rate	6.14% to 6.24%	6.77% to 6.78%
Expected life of the options	6 to 7 Years	3 to 5 Years

HDB Financial Services Limited (HDBFS)

In accordance with resolution approved by the shareholders, the Company has reserved shares, for issue to employees through Employee Stock Option Scheme (ESOP). On the approval of Nomination and Remuneration Committee (NRC), each ESOP is issued. The NRC has approved ESOP-10 on October 13, 2017, ESOP-11 on January 15, 2019, ESOP-12 on October 5, 2020, ESOP-13 on January 14, 2021, ESOP-13A on August 31, 2021, ESOP-14 on October 27, 2021, ESOP-15A on May 18, 2022, ESOP-15B on October 31, 2022, ESOP-16A on June 12, 2023, ESOP-16B on October 23, 2023, ESOP-16C on October 23, 2023, ESOP-17A on June 17, 2024, ESOP-17B on September 16, 2024, ESOP-18A,18B and 18C on

October 14, 2025. Under the term of the ESOP, the Company may issue stock options to employees and directors of the Company, each of which is convertible into one equity share.

Such options vest at a definitive date, save for specific incidents, prescribed in the scheme as framed / approved by the NRC. Such options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of four years from the date of vesting.

Movement in the options outstanding under the Employee Stock Option Plans of HDBFS

- Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	83,56,111	494.05	87,28,798	472.43
Granted during the year	34,46,170	739.85	25,55,350	534.00
Exercised during the year	7,67,089	482.14	27,01,779	461.24
Forfeited during the year	4,34,932	574.76	1,81,290	508.08
Lapsed during the year	74,162	464.39	44,968	482.08
Outstanding at the end of the year	1,05,26,098	572.27	83,56,111	494.05
Options exercisable	43,87,891	482.21	19,53,960	450.94

- The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 12	51,950	300.00	0.51	300.00
ESOP – 13	1,16,825	348.00	1.39	348.00
ESOP – 13A	19,000	409.00	2.42	409.00
ESOP – 14	3,55,674	433.00	1.94	433.00
ESOP – 15A	7,87,080	457.00	2.46	457.00
ESOP – 15B	12,44,444	509.00	3.16	509.00
ESOP – 16A	10,53,562	424.00	6.46	424.00
ESOP – 16B	2,56,614	533.00	4.05	533.00
ESOP – 16C	9,89,839	533.00	6.92	533.00
ESOP – 17A	18,74,970	534.00	7.33	534.00
ESOP – 17B	4,54,030	534.00	7.66	534.00
ESOP – 18A	14,02,220	739.85	5.64	739.85
ESOP – 18B	9,56,220	739.85	5.64	739.85
ESOP – 18C	9,63,670	739.85	8.64	739.85

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP – 11	4,960	274.00	0.84	274.00
ESOP – 12	1,01,990	300.00	1.59	300.00
ESOP – 13	1,67,725	348.00	2.84	348.00
ESOP – 13A	20,000	409.00	3.42	409.00
ESOP – 14	3,98,337	433.00	3.59	433.00
ESOP – 15A	8,38,120	457.00	4.17	457.00
ESOP – 15B	16,73,081	509.00	4.59	509.00
ESOP – 16A	11,53,546	424.00	8.25	424.00
ESOP – 16B	3,07,774	533.00	8.59	533.00
ESOP – 16C	11,45,528	533.00	8.59	533.00
ESOP – 17A	20,26,050	534.00	9.25	534.00
ESOP – 17B	5,19,000	534.00	9.51	534.00

The fair value of options has been estimated on the dates of each grant using the Black-Scholes model.

The assumptions considered in the model for valuing the ESOPs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	0.41%	0.58%
Expected volatility	32.21%	39.56% - 40.50%
Risk-free interest rate	5.74%	6.64% - 6.88%
Expected life of the options	2.26 Years	4.39 Years

HDFC ERGO General Insurance Company Limited (HDFC ERGO)

HDFC ERGO had introduced an Employee Stock Option Plan 2009 (as amended) ("ESOP 2009") in financial year 2009-10. ESOP 2009 provides that eligible employees are granted options to acquire equity shares of the Company that vest in graded manner. The options will vest over a period of two to four or five years as per the terms of the respective tranches from the date of grant and are exercisable over a period of five years from the respective dates of vesting. During the period, Options vested aggregated to 20,54,529. In accordance with the RBI clarification dated August 30, 2021, the Company has estimated the fair value of the options granted after March 31, 2021 using Black-Scholes model. This is recognised as compensation expense over the vesting period of the options with effect from April 01, 2021.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC ERGO

- Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	67,24,578	550.90	81,08,484	495.00
Granted during the year	17,46,111	702.00	12,20,200	654.00
Exercised during the year	-	-	21,41,673	397.55
Forfeited during the year	2,45,448	586.26	-	-
lapsed during the year	18,680	536.22	4,62,433	553.04
Outstanding at the end of the year	82,06,561	582.02	67,24,578	550.90
Options exercisable	31,92,176	523.04	11,56,327	499.20

- The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP 2009	82,06,561	151 - 702	5.22 Years	582.02

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOP 2009	67,24,578	151 - 654	5.74 Years	550.90

The assumptions considered in the model for valuing the ESOPs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	0.00%	0.00%
Expected volatility	24.00% - 29.40%*	25.33% - 30.47%
Risk-free interest rate	5.92% - 6.40%	7.01% - 7.02%
Expected life of the options	6 Years	6 Years

Volatility of BSE Sensex for one year has been considered.

HDFC Capital Advisors Limited (HDFC Capital)

HDFC Capital has granted share options, that entitles the employees to purchase the shares in the Company. Holders of the vested stock options are entitled to purchase shares at the exercise price of the shares.

Movement in the options outstanding under the Employee Stock Option Plans of HDFC Capital

• Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	71,678	928.86	1,41,008	928.86
Granted during the year	131,283	11,823.98	-	-
Exercised during the year	71,678	928.86	69,330	928.86
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	131,283	11,823.98	71,678	928.86
Options exercisable	-	-	71,678	928.86

• The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 25	131,283	11,823.98	8.65 Years	11,823.98

• The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 21	71,678	928.86	-	928.86

The assumptions considered in the model for valuing the ESOPs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	NA	-
Expected volatility	30%	-
Risk-free interest rate	5.94% to 6.19%	-
Expected life of the options	3 - 7 Years	-

HDFC Life Insurance Company Limited (HDFC Life)

HDFC Life has granted options to its employees under the ESOS 2014, ESOS 2015, ESOS 2016, ESOS 2017, ESOS 2018, ESOS 2019, ESOS 2022, ESOS 2024, ESOS 2025 & PRSU (Performance Restricted Stock Units) 2025 schemes. The said schemes are directly administered by the company. For all the grants, the mode of settlement is through equity shares. All the grants have graded vesting. The exercise price of ESOS 2014, ESOS 2015 and ESOS 2016 schemes is based on the fair market value as determined by the Category I Merchant Banker registered with SEBI. The exercise price of the options granted under ESOS 2017, ESOS 2018, ESOS 2019, ESOS 2022, ESOS 2024 and ESOS 2025 is based on the market price of the shares of the company, as defined in the respective ESOS scheme.

HDFC Life has granted units to its employees under the PRSU 2025 scheme. The PRSU 2025 scheme provides for the grant of Restricted Stock Units (units) to acquire equity shares of the company to the eligible employees. The units granted shall vest as per their vesting schedule and may be exercised within a period of four years from the date of vesting as per the norms prescribed by the Nomination and Remuneration Committee.

The fair value of options has been calculated using the Black-Scholes model.

Movement in the options outstanding under the Employee Stock Option Plans

• Movement in the options outstanding under the various employee stock option plans as at March 31, 2026:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2017 (14-03-2018)		ESOS 2017 (Trust) (14-03-2018)	
Outstanding as at the beginning of the year	3,942	441.95	97,118	441.95
Granted during the year	-	-	-	-
Exercised during the year	89,759	441.95	-	-
Forfeited during the year*	(37,959)	441.95	-	-
Lapsed during the year*	(47,858)	441.95	97,118	441.95
Outstanding at the end of the year	-	-	-	-
Options exercisable	-	-	-	-

Reinstated during the year

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2018 (01-10-2018)		ESOS 2019 (19-09-2019)	
Outstanding as at the beginning of the year	1,06,053	391.60	23,14,655	539.10
Granted during the year	-	-	-	-
Exercised during the year	38,009	391.60	13,34,199	539.10
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	68,044	391.60	9,80,456	539.10
Options exercisable	68,044	391.60	9,80,456	539.10

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (19-10-2020)		ESOS 2019 (17-03-2021)	
Outstanding as at the beginning of the year	1,31,000	561.15	2,38,966	703.05
Granted during the year	-	-	-	-
Exercised during the year	42,500	561.15	65,245	703.05
Forfeited during the year	-	-	-	-
Lapsed during the year	3,500	561.15	43,281	703.05
Outstanding at the end of the year	85,000	561.15	1,30,440	703.05
Options exercisable	85,000	561.15	1,30,440	703.05

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (22-10-2021)		ESOS 2019 (15-03-2022)	
Outstanding as at the beginning of the year	3,73,730	694.55	2,48,000	512.45
Granted during the year	-	-	-	-
Exercised during the year	41,257	694.55	2,58,000	512.45
Forfeited during the year*	-	-	(30,000)	512.45
Lapsed during the year	10,656	694.55	-	-
Outstanding at the end of the year	3,21,817	694.55	20,000	512.45
Options exercisable	3,21,817	694.55	20,000	512.45

*Reinstated during the year

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (20-10-2022)		ESOS 2022 (20-01-2023)	
Outstanding as at the beginning of the year	77,78,687	531.55	5,13,200	605.25
Granted during the year	-	-	-	-
Exercised during the year	28,94,087	531.55	6,610	605.25
Forfeited during the year	2,64,350	531.55	3,200	605.25
Lapsed during the year	11,711	531.55	2,400	605.25
Outstanding at the end of the year	46,08,539	531.55	5,00,990	605.25
Options exercisable	45,58,539	531.55	3,05,990	605.25

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (04-10-2023)		ESOS 2019 (04-10-2023)	
Outstanding as at the beginning of the year	10,58,881	633.55	1,20,000	633.55
Granted during the year	-	-	-	-
Exercised during the year	70,477	633.55	-	-
Forfeited during the year	45,933	633.55	-	-
Lapsed during the year	8,685	633.55	-	-
Outstanding at the end of the year	933,786	633.55	120,000	633.55
Options exercisable	538,411	633.55	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (14-03-2024)		ESOS 2019 (14-03-2024)	
Outstanding as at the beginning of the year	42,000	610.05	1,70,000	610.55
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	42,000	610.05	1,70,000	610.55
Options exercisable	25,200	610.05	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (02-09-2024)		ESOS 2022 (02-09-2024)	
Outstanding as at the beginning of the year	2,90,794	738.70	64,337	738.70
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Forfeited during the year	23,730	738.70	19,124	738.70
Lapsed during the year	4,578	738.70	-	-
Outstanding at the end of the year	2,62,486	738.70	45,213	738.70
Options exercisable	78,747	738.70	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2024 (02-09-2024)		ESOS 2022 (13-03-2025)	
Outstanding as at the beginning of the year	3,31,915	738.70	1,67,000	632.00
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	8,000	632.00
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	3,31,915	738.70	1,59,000	632.00
Options exercisable	-	-	37,200	632.00

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (17-04-2025)		ESOS 2022 (10-11-2025)	
Outstanding as at the beginning of the year	-	-	-	-
Granted during the year	7,25,291	716.05	51,500	749.25
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year			-	-
Outstanding at the end of the year	7,25,291	716.05	51,500	749.25
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2025 (10-11-2025)		ESOS 2019 (10-11-2025)	
Outstanding as at the beginning of the year	-	-	-	-
Granted during the year	13,03,811	749.25	1,49,000	749.25
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	13,03,811	749.25	1,49,000	749.25
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (08-03-2026)	
Outstanding as at the beginning of the year	-	-
Granted during the year	10,000	668.55
Exercised during the year	-	-
Forfeited during the year	-	-
Lapsed during the year	-	-
Outstanding at the end of the year	10,000	668.55
Options exercisable	-	-

Movement in the PRSUs outstanding under the various employee stock option plans are as under:

Particulars	Number of units	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026
Outstanding at the beginning of the year	-	-
Granted during the year	7,04,011	10.00
Exercised during the year	-	-
Forfeited during the year	1,859	10.00
Lapsed during the year	-	-
Outstanding at the end of the year	7,02,152	10.00
Units exercisable	-	-

- The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2018	68,044	391.60	0.50	391.60
ESOS 2019	7,25,368	539.10	1.62	539.10
ESOS 2019	85,000	561.15	1.62	561.15
ESOS 2019	1,30,440	703.05	1.62	703.05
ESOS 2019	2,62,232	694.55	1.62	694.55
ESOS 2019	20,000	512.45	1.62	512.45
ESOS 2019	2,55,088	539.10	4.21	539.10
ESOS 2019	59,585	694.55	4.21	694.55
ESOS 2019	1,20,000	633.55	4.21	633.55
ESOS 2019	1,70,000	610.05	4.21	610.05
ESOS 2019	1,49,000	749.25	4.21	749.25
ESOS 2022	45,08,539	531.55	4.04	531.55
ESOS 2022	1,10,990	605.25	4.04	605.25

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2022	9,33,786	633.55	4.04	633.55
ESOS 2022	42,000	610.05	4.04	610.05
ESOS 2022	2,62,486	738.70	4.04	738.70
ESOS 2022	1,24,000	632.00	4.04	632.00
ESOS 2022	7,25,291	716.05	4.04	716.05
ESOS 2022	8,000	749.25	4.04	749.25
ESOS 2022	1,00,000	531.55	5.75	531.55
ESOS 2022	3,90,000	605.25	5.75	605.25
ESOS 2022	45,213	738.70	5.75	738.70
ESOS 2022	35,000	632.00	5.75	632.00
ESOS 2022	43,500	749.25	5.75	749.25
ESOS 2022	10,000	668.55	5.75	668.55
ESOS 2024	3,31,915	738.70	6.93	738.70
ESOS 2025	13,03,811	749.25	6.71	749.25

- The following table summarises the information about PRSUs outstanding as at March 31, 2026:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average life of units (in years)	Weighted average exercise price (₹)
PRSU 2025	7,02,152	10	5.71	10

- Movement in the options outstanding under the various employee stock option plans as at March 31, 2025:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2016 (01-10-2016)		ESOS 2017 (14-03-2018)	
Outstanding as at the beginning of the year	20,200	190.00	1,24,744	441.95
Granted during the year	-	-	-	-
Exercised during the year	12,000	190.00	1,92,702	441.95
Forfeited during the year*	-	-	(71,900)	441.95
Lapsed during the year*	8,200	190.00	-	-
Outstanding at the end of the year	-	-	3,942	441.95
Options exercisable	-	-	3,942	441.95

*Reinstated during the year

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2017 (Trust) (14-03-2018)		ESOS 2018 (01-10-2018)	
Outstanding as at the beginning of the year	1,69,956	441.95	1,87,103	391.60
Granted during the year	-	-	-	-
Exercised during the year	-	-	79,630	391.60
Forfeited during the year	-	-	-	-
Lapsed during the year	72,838	441.95	1,420	391.60
Outstanding at the end of the year	97,118	441.95	1,06,053	391.60
Options exercisable	97,118	441.95	1,06,053	391.60

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (19-09-2019)		ESOS 2019 (19-10-2020)	
Outstanding as at the beginning of the year	28,21,779	539.10	1,65,750	561.15
Granted during the year	-	-	-	-
Exercised during the year	4,93,124	539.10	31,250	561.15
Forfeited during the year	-	-	-	-
Lapsed during the year	14,000	539.10	3,500	561.15
Outstanding at the end of the year	23,14,655	539.10	1,31,000	561.15
Options exercisable	23,14,655	539.10	1,31,000	561.15

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (17-03-2021)		ESOS 2019 (22-10-2021)	
Outstanding as at the beginning of the year	2,38,966	703.05	3,96,871	694.55
Granted during the year	-	-	-	-
Exercised during the year	-	-	2,000	694.55
Forfeited during the year*	-	-	(1,839)	694.55
Lapsed during the year	-	-	22,980	694.55
Outstanding at the end of the year	2,38,966	703.05	3,73,730	694.55
Options exercisable	2,38,966	703.05	3,36,438	694.55

*Reinstated during the year

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (15-03-2022)		ESOS 2022 (20-10-2022)	
Outstanding as at the beginning of the year	2,94,313	512.45	97,17,410	531.55
Granted during the year	-	-	-	-
Exercised during the year	46,313	512.45	11,93,641	531.55
Forfeited during the year	-	-	6,94,808	531.55
Lapsed during the year	-	-	50,274	531.55
Outstanding at the end of the year	2,48,000	512.45	77,78,687	531.55
Options exercisable	2,48,000	512.45	40,80,578	531.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (20-01-2023)		ESOS 2022 (04-10-2023)	
Outstanding as at the beginning of the year	5,26,000	605.25	11,20,881	633.55
Granted during the year	-	-	-	-
Exercised during the year	4,800	605.25	-	-
Forfeited during the year	3,200	605.25	47,870	633.55
Lapsed during the year	4,800	605.25	14,130	633.55
Outstanding at the end of the year	5,13,200	605.25	10,58,881	633.55
Options exercisable	72,000	605.25	3,17,665	633.55

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (04-10-2023)		ESOS 2022 (14-03-2024)	
Outstanding as at the beginning of the year	1,20,000	633.55	42,000	610.05
Granted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	1,20,000	633.55	42,000	610.05
Options exercisable	-	-	12,600	610.05

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2019 (14-03-2024)		ESOS 2022 (02-09-2024)	
Outstanding as at the beginning of the year	1,70,000	610.55	-	-
Granted during the year	-	-	2,90,794	738.70
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	1,70,000	610.55	2,90,794	738.70
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (02-09-2024)		ESOS 2024 (02-09-2024)	
Outstanding as at the beginning of the year	-	-	-	-
Granted during the year	64,337	738.70	3,31,915	738.70
Exercised during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the end of the year	64,337	738.70	3,31,915	738.70
Options exercisable	-	-	-	-

Particulars	Number of options	Weighted average exercise price (₹)
	ESOS 2022 (13-03-2025)	
Outstanding as at the beginning of the year	-	-
Granted during the year	1,67,000	632.00
Exercised during the year	-	-
Forfeited during the year	-	-
Lapsed during the year	-	-
Outstanding at the end of the year	1,67,000	632.00
Options exercisable	-	-

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2017	3,942	441.95	0.95	441.95
ESOS (Trust) 2017	97,118	441.95	0.95	441.95
ESOS 2018	1,06,053	391.60	1.42	391.60
ESOS 2019	19,33,403	539.10	1.62	539.10
ESOS 2019	1,31,000	561.15	1.62	561.15
ESOS 2019	2,38,966	703.05	1.62	703.05
ESOS 2019	2,99,145	694.55	1.62	694.55
ESOS 2019	2,48,000	512.45	1.62	512.45
ESOS 2019	3,81,252	539.10	4.75	539.10
ESOS 2019	37,293	694.55	4.75	694.55
ESOS 2022	40,79,978	531.55	4.99	531.55
ESOS 2022	72,000	605.25	4.99	605.25
ESOS 2022	3,17,665	633.55	4.99	633.55
ESOS 2022	12,600	610.05	4.99	610.05

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2026 are given below:

Particulars	ESOS 2019	ESOS 2022	ESOS 2025
Dividend yield	0.30%	0.30%	0.30%
Expected volatility	24.73% - 29.43%	24.30% - 30.19%	24.09% - 24.73%
Risk-free interest rate	6.36% - 6.49%	6.28% - 6.73%	6.03% - 6.36%
Expected life of the options	5.5 - 6.5 Years	3.5 - 6.5 Years	3.5 - 5.5 Years

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2025 are given below:

Particulars	ESOS 2016	ESOS 2017	ESOS (Trust) 2017
Dividend yield	0.88%	0.74%	0.74%
Expected volatility	10.00%	28.96%	28.96%
Risk-free interest rate	6.57% - 6.80%	6.76% - 7.27%	6.76% - 7.27%
Expected life of the options	1.75 to 3.75 Years	1.75 to 3.75 Years	1.75 to 3.75 Years

Particulars	ESOS 2018	ESOS 2019	ESOS 2022
Dividend yield	0.40%	0.23% to 0.41%	0.28% to 0.32%
Expected volatility	29.09%	29.12% - 39.73%	25.17% - 33.47%
Risk-free interest rate	8.02% - 8.15%	4.43% - 6.34%	6.70% - 7.53%
Expected life of the options	1.75 to 3.74 Years	1.68 to 5.27 Years	2.07 to 6.50 Years

Particulars	ESOS 2024
Dividend yield	0.30%
Expected volatility	30.34% - 30.90%
Risk-free interest rate	7.00% - 7.03%
Expected life of the options	5.50 to 6.50 Years

The assumptions considered in the model for valuing the PRSUs granted during the year ended March 31, 2026 are given below:

Particulars	PRSU 2025
Dividend yield	0.30%
Expected volatility	23.82% - 24.75%
Risk-free interest rate	5.91% - 6.24%
Expected life of the units	3 - 5 Years

HDFC Asset Management Company Limited (HDFC AMC)

Under Employees Stock Option Scheme 2020 (ESOS 2020) of HDFC AMC, the options shall vest in three tranches. Each of these tranches consisting of 1/3 of the options granted shall vest on the completion of the 1st, 2nd and 3rd year from the date of the grant respectively. Any fractional residue shall be settled in the 3rd tranche. The options can be exercised over a period of five years from the date of respective vesting.

During the year, HDFC AMC issued ESOPs under the Employees Stock Options and Performance-linked Stock Units Scheme-2025 ('ESOP & PSU Scheme 2025'). The ESOPs shall vest in four tranches. These tranches consisting of 10%, 20%, 30% and 40% of the ESOPs granted shall vest on the completion of the 1st, 2nd, 3rd and 4th year respectively from the date of the grant. Any fractional residue shall be settled in the 4th tranche. Further the vesting of ESOPs shall also be dependent on the achievement of the employee's own performance parameters (as defined in ESOP & PSU Scheme 2025) over the vesting period. The ESOPs can be exercised over a period of four years from the date of respective vesting.



Further HDFC AMC also issued Performance-linked Stock Units (PSUs) under the ESOP & PSU Scheme 2025. These PSUs shall vest in two tranches. These tranches consisting of 30% and 70% of the PSUs granted shall vest on the completion of the 3rd and 4th year respectively from the date of the grant. Any fractional residue shall be settled in the 2nd tranche. Further the vesting of PSUs shall also be dependent on the achievement of company level and employee's own performance parameters (as defined in ESOP & PSU Scheme 2025) over the vesting period, wherein Nomination & Remuneration Committee shall determine the extent of fulfilment of the vesting conditions. The PSUs can be exercised over a period of one year from the date of respective vesting.

Movement in the options outstanding under the Employee Stock Option Plans

- Movement in the options outstanding under the various employee stock option plans are as under:

Particulars	Number of options	Weighted average exercise price (₹)	Number of options	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	20,18,029	2,492.66	23,16,200	2,387.88
Granted during the year[1]	12,10,030	4,634.10	97,500	3,755.75
Exercised during the year[1]	4,52,849	2,153.68	3,09,086	2,242.63
Forfeited during the year[1]	1,09,503	2,452.83	86,585	2,004.59
Lapsed during the year	-	-	-	-
Addition due to Bonus issue	27,13,078	1,728.45	-	-
Outstanding at the end of the year	53,78,785	1,746.45	20,18,029	2,492.66
Options exercisable	24,79,033	1,310.32	12,95,700	2,713.34

Note 1: Exercise price has been considered on pre bonus / post bonus basis, based on the timing of grant, exercise and forfeiture of the respective options vis-a-vis the date of declaration of bonus shares.

- Movement in the PSUs outstanding under the various employee stock option plans as on March 31, 2026:

Particulars	Number of units	Weighted average exercise price (₹)	Number of units	Weighted average exercise price (₹)
	March 31, 2026	March 31, 2026	March 31, 2025	March 31, 2025
Outstanding at the beginning of the year	-	-	-	-
Granted during the year	2,88,470	5.00	-	-
Exercised during the year	-	-	-	-
Forfeited during the year	24,605	5.00	-	-
Lapsed during the year	-	-	-	-
Addition due to Bonus issue	2,35,225	5.00	-	-
Outstanding at the end of the year	4,99,090	5.00	-	-
PSUs exercisable	-	-	-	-

- The following table summarises the information about stock options outstanding as at March 31, 2026:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2020	31,79,775	890.45 - 1,917.28	2.06 - 5.84	1,263.40
ESOP & PSU Scheme 2025	21,99,010	2,313.90 - 2,797.00	6.23 - 7.00	2,444.94

- The following table summarises the information about PSUs outstanding as at March 31, 2026:

Plan	Number of shares arising out of units	Range of exercise price (₹)	Weighted average life of units (in years)	Weighted average exercise price (₹)
ESOP & PSU Scheme 2025	4,99,090	5.00	3.92 - 4.70	5.00

- The following table summarises the information about stock options outstanding as at March 31, 2025:

Plan	Number of shares arising out of options	Range of exercise price (₹)	Weighted average life of options (in years)	Weighted average exercise price (₹)
ESOS 2020	20,18,029	1,780.90 - 3,834.55	2.90 to 6.80	2,492.66

The assumptions considered in the model for valuing the ESOPs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	0.84% - 2.48%	0.84% - 2.48%
Expected volatility	27.75% - 37.08%	27.75% - 37.08%
Risk-free interest rate	5.04% - 6.96%	5.04% - 6.96%
Expected life of the options	3 to 6 Years	3.5 to 5.5 Years

The assumptions considered in the model for valuing the PSUs granted during the year ended are given below:

Particulars	March 31, 2026	March 31, 2025
Dividend yield	2.01%	-
Expected volatility	29.09% - 30.85%	-
Risk-free interest rate	5.67% - 6.32%	-
Expected life of the options	3.5 - 4.5 Years	-

5. Reserves and Surplus

Statutory Reserve

During the year ended March 31, 2026, the Bank and HDBFS have made an appropriation of ₹ 19,159.57 crore (previous year: ₹17,260.30 crore) out of profits for the year to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines and 45 IC of the RBI Act, 1934 respectively.

General Reserve

During the year ended March 31, 2026, the Group has made an appropriation of ₹ 7,467.13 crore (previous year: ₹ 6,734.74 crore) out of profits for the year to the General Reserve. Further, the Group has transferred ₹ 52.76 crore (previous year: ₹ 15.22 crore) from Employees Stock Options Outstanding to General Reserve on lapses of share-linked instruments.

During the previous year, on transition to the revised norms on the classification, valuation and operation of Investment portfolio of banks, which became applicable from April 01, 2024 (herein after referred as 'revised norms on investments'), the group recognised a net gain of ₹ 1,113.78 crore (net of tax ₹ 405.86 crore and minority interest of ₹ 914.25 crore) which was credited to General Reserve.



Special Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of ₹ 3,000.00 crore (previous year: ₹ 3,200.00 crore) to the Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961.

Amalgamation Reserve I

The balance of ₹ 1,063.56 crore represents excess of net assets taken over the paid-up value of equity shares issued as consideration with respect to amalgamation of Times Bank Limited during FY 2000 and Centurion Bank of Punjab Limited during FY 2009 with the Bank.

Amalgamation Reserve II

The net debit balance of ₹ 13,947.06 crore includes: (i) ₹ 59.25 crore representing the excess of net assets taken over the paid-up value of equity shares issued as consideration and (ii) excess of cost over face value of Investment in shares of the Bank by eHDFC Limited of ₹ 14,006.31 crore, pursuant to amalgamation of eHDFC Limited with the Bank during FY 2023-24.

Capital Reserve

During the year ended March 31, 2026, the Bank has made an appropriation of ₹ 8,320.40 crore (previous year: ₹507.00 crore), being the profit on sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to Statutory Reserve, from the Profit and Loss Account to the Capital Reserve.

Investment Reserve Account

In the previous year, on transition to the revised norms on investments, the Group transferred ₹ 529.42 crore from the Investment Reserve Account (IRA) to Investment Fluctuation Reserve (IFR).

Investment Fluctuation Reserve

During the year ended March 31, 2026, the Group has made an appropriation of Nil (previous year: Nil) to IFR. As per RBI guidelines, banks are required to maintain an IFR equivalent to 2.00% of their AFS and FVTPL investment portfolios. The balance in the IFR as at March 31, 2026 is 2.67% (previous year: 2.55%) of the Bank's AFS and FVTPL investment portfolios.

In the previous year, on transition to the revised norms on investments, the Bank transferred ₹ 529.42 crore from the IRA to IFR.

Foreign Currency Translation Reserve

As at March 31, 2026, the Group has recognised ₹ 2,197.42 crore (previous year: ₹ 1,083.52 crore) as Foreign Currency Translation Reserve on account of translation of foreign currency assets and liabilities of non-integral foreign operations.

Cash Flow Hedge Reserve

As at March 31, 2026, the Group has recognised debit balance of ₹31.35 crore (previous year: debit balance of ₹ 92.16 crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

AFS Reserve

Pursuant to the revised norms on investments, the net appreciation or depreciation on all performing investments held under AFS category is directly credited or debited to AFS Reserve. Accordingly, as at March 31, 2026, the Group has recognised debit balance of ₹ 109.01 crore (previous year: credit balance of ₹ 616.85 crore), net of taxes as AFS Reserve.

Other Reserve

As at March 31, 2026, Other Reserve includes debit balance of ₹ 156.19 crore (previous year: credit balance of ₹ 14.02 crore) towards fair value change account recognised by insurance entities and Debenture Redemption Reserve of ₹ 1.85 crore (previous year: Nil).

Capital reserve on consolidation (net of goodwill)

On consolidation the Group has recognised net Capital Reserve of ₹ 3,149.54 crore (previous year: ₹ 3,223.50 crore) net of goodwill of ₹ 575.52 crore (previous year: ₹ 501.56 crore).

6. Deposit under lien and Securities kept as margin:

Balances with banks in other deposit accounts under Schedule 7 include ₹ 7,684.67 crore (previous year: ₹ 4,638.47 crore) which are under lien.

The details of securities under Schedule 8 that are kept as margin:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31, 2026	Face value as at March 31, 2025
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management – Securities segment	6,800.00	9,720.00
	b) Collateral and funds management –Tri-party Repo	94,756.27	116,355.00
	c) Default fund – Forex Forward segment	402.10	362.10
	d) Default fund – Forex Settlement segment	97.15	86.05
	e) Default fund – Rupee Derivatives (Guaranteed Settlement) segment	199.15	199.15
	f) Default fund – Securities segment	281.00	271.00
	g) Default fund –Tri-party Repo segment	61.00	61.00
II.	Securities kept as margin with the RBI towards:	-	-
	a) Real Time Gross Settlement (RTGS)	112,318.91	91,562.48
	b) Repo transactions	96,404.33	174,419.38
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	-	-
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	458.72	458.72
V.	Securities kept as margin with Metropolitan Clearing Corporation of India towards MCX Currency Derivatives segment.	-	-
VI.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	1,900.00	2,625.36
VII.	Mutual funds marked as lien with stock exchange for margin requirement.	241.58	239.39

7. Details of derivatives contracts for Group

The Group enters into various types of currency / interest rate derivative contracts which include forwards, swaps, futures, and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The notional principal amounts outstanding for such derivatives contracts are as under:


(₹ crore)

Particulars	March 31, 2026	March 31, 2025	Purpose
Interest rate derivative	677,065.64	810,553.44	Trading
Interest rate derivative	224,641.17	270,143.12	Hedging
Forward contracts	2,149,412.58	1,224,428.67	Trading
Forward contracts	60,077.97	69,063.80	Hedging
Currency derivative	39,764.05	53,216.03	Trading
Currency derivative	16,596.13	22,223.51	Hedging

For the purpose of this disclosure currency derivatives include currency options purchased and sold and cross currency swaps; forward contracts include foreign exchange spot, forward and swap contracts; interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.

8. Penalties levied by the RBI

During the year ended March 31, 2026, RBI has levied following penalties:

1. RBI vide its letter dated July 11, 2025, levied a penalty of ₹ 488,000 on the Bank for granting a term loan to a Foreign Owned or Controlled Company (FOCC) for acquisition of shares of another Indian company in contravention of Para 9.3.6 of the Reserve Bank Master Direction on Foreign Investment in India.

2. RBI vide its letter dated November 28, 2025, levied a penalty of ₹ 9,100,000 on the Bank for not adopting a uniform external benchmark within a loan category, for the Bank's subsidiary undertaking a business not covered under Section 6 of the Banking Regulation Act, 1949, and for outsourcing offline verification of KYC documents to Direct Selling Agents (DSAs), in contravention to the Reserve Bank Directions on 'Interest Rate on Advances', the Reserve Bank Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services read with provisions of Reserve Bank of India (Know Your Customer (KYC)) Directions, and the provisions of the Banking Regulation Act, 1949.

3. RBI by an order dated October 01, 2025, levied a penalty of ₹ 420,000 on HDB Financial Services Limited for not obtaining of Permanent Account Number (PAN) or equivalent document thereof or Form No. 60 in certain loan accounts disbursed during FY 2023-24 which revealed, inter alia, contravention of Paragraph 16 & 66 of RBI's (Know Your Customer (KYC)) Direction, 2016.

The penalties have been paid and corrective measures have been initiated / taken, as necessary, to align the operations / procedures in line with the applicable regulations.

During the year ended March 31, 2025, RBI levied following penalties:

• RBI vide its letter dated September 10, 2024, levied a penalty of ₹ 10,000,000 on the Bank for giving gifts to the depositors at the time of accepting deposits, for opening certain savings accounts in the names of ineligible entities and for failure to ensure that customers are not contacted after 7 pm and before 7 am, in contravention to the Reserve Bank directions directions on 'Interest Rate on Deposits' and 'Recovery Agents engaged by Banks'.

• RBI vide its letter dated March 26, 2025, levied a penalty of ₹ 7,500,000 on the Bank for not categorising certain customers into low, medium and high-risk category based on its assessment and risk perception and for allotting multiple customer identification code to certain customers instead of a Unique Customer Identification Code (UCIC) for each customer, which were in contravention to Reserve Bank directions directions on 'Know Your Customer (KYC)'. The penalties were paid and corrective measures were initiated / taken, as necessary, to align the operations / procedures in line with the applicable regulations.

9. Provisions and contingencies

The break-up of 'Provisions and contingencies' included in the Consolidated Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Provision for income tax[1]		
- Current[2]	25,374.31	20,942.26
- Deferred	(2,452.32)	1,859.62
Provision for NPAs[3]	14,425.67	15,543.54
Provision for diminution in value of non-performing investments	20.31	(158.30)
Provision for standard assets	800.50	309.96
Floating provisions	9,000.00	-
Other provisions and contingencies[4]	2,409.74	(1,520.59)
Total	**49,578.21**	**36,976.49**

1. Provision for income tax is net of write-back of provision no longer required of ₹ 1,190.28 crore (previous year: Nil), pursuant to favourable orders received by the Bank.
2. Includes an estimated pillar two tax expenses of ₹ 93.72 crore.
3. Includes loss on sale of NPAs / stressed assets.
4. Includes provisions / (write-back) for tax, legal and other contingencies ₹ 2,708.49 crore (previous year: ₹ (866.83) crore), provisions / (write-back) for securitised-out assets ₹ (69.00) crore (previous year: Nil) and provision / (write-back) towards investments in Alternate Investment Funds₹ (229.75) crore (previous year: ₹(746.24) crore).

10. Other liabilities

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2026 include unrealised loss on foreign exchange and derivative contracts of ₹ 57,825.45 crore (previous year: ₹ 14,092.54 crore).

As at March 31, 2026, the Group has recorded deferred tax liabilities of ₹ 339.50 crore (previous year: ₹307.59 crore).

The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Deferred tax liability arising out of:		
Investments and derivatives	362.25	329.01
Others	7.59	3.56
Total (a)	**369.84**	**332.57**
Deferred tax asset arising out of:		
Employee benefits	11.90	10.99
Depreciation	15.64	11.49
Others	2.80	2.50
Total (b)	**30.34**	**24.98**
Deferred tax liability (a-b)	**339.50**	**307.59**

11. Other fixed assets

Other fixed assets include amount capitalised relating to software, licenses, BSE card and electronic trading platform etc. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Cost		
As at March 31of the previous year	9,712.87	7,801.61
Additions during the year	2,088.25	2,014.82
Deductions during the year	(263.71)	(103.56)
Total (a)	**11,537.41**	**9,712.87**
Depreciation		
As at March 31of the previous year	6,590.60	5,544.19
Charge for the year	1,371.20	1,148.80
On deductions during the year	(260.58)	(102.39)
Total (b)	**7,701.22**	**6,590.60**
Net value (a-b)	**3,836.19**	**3,122.27**

12. Other assets

Other assets include deposits placed with NABARD / SIDBI / NHB on account of shortfall in lending to priority sector of ₹ 94,764.79 crore (previous year: ₹ 107,160.11 crore).

The Group has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other assets as at March 31, 2026 include unrealised gain on foreign exchange and derivative contracts of ₹ 62,819.42 crore (previous year: ₹18,786.22 crore).

As at March 31, 2026, the Group has recorded deferred tax asset of ₹9,870.82 crore (previous year: ₹ 7,137.50 crore). The break-up of the same is as follows:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Deferred tax asset arising out of:		
Loan loss and contingencies	15,097.49	12,834.70
Employee benefits	1,705.06	1,384.99
Depreciation	48.23	89.23
Others	546.36	371.39
Total (a)	**17,397.14**	**14,680.31**
Deferred tax liability arising out of:		
Special reserve u/s 36(1)(viii) of the Income-tax Act, 1961	6,704.11	6,191.81
Investments and derivatives	651.37	985.26
Depreciation	33.97	31.46
Others	136.87	334.28
Total (b)	**7,526.32**	**7,542.81**
Deferred tax asset (a-b)	**9,870.82**	**7,137.50**

13. Other income

Commission, exchange and brokerage income

Commission, exchange and brokerage income is presented net of related commission expenses for the Bank.

Profit on sale on investments

During the current year, the Bank's subsidiary company, HDB Financial Services Limited ("HDBFS") launched its initial public offering ("IPO"), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale ("OFS") of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹10 / - each of HDBFS at ₹ 740 / - per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financial Statement, profit on sale of investment is considered as the difference between the sale consideration and the Bank's share in the carrying amount of HDBFS's net assets (to the extent of sale), as of the date of sale. Consequently, the net gain to the Bank in the Consolidated Financial Statement, on sale of shares under the OFS is ₹ 7,000.27 crore (before tax and net of IPO related expenses).

14. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**2,292.06**	**1,920.70**
Interest cost	155.54	134.43
Current service cost	395.87	338.48
Past Service cost (Impact on account on New Labour Code)	964.01	-
Benefits paid	(128.10)	(147.58)
Actuarial (gain) / loss on obligation:	-	-
Experience adjustment	(160.70)	(21.60)
Assumption change	62.71	67.63
Present value of obligation as at March 31	**3,581.39**	**2,292.06**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**2,109.40**	**1,967.55**
Expected return on plan assets	140.39	133.32
Contributions	235.45	121.21
Benefits paid	(112.83)	(137.52)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(129.38)	24.84
Assumption change	-	-
Fair value of plan assets as at March 31	**2,243.03**	**2,109.40**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	2,243.03	2,109.40
Present value of obligation as at March 31	(3,581.39)	(2,292.06)
Unrecognised Past Service Cost	12.66	-
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'Employee Benefits')	-	-
Asset / (liability) as at March 31	**(1,325.70)**	**(182.66)**

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Expenses recognised in Consolidated Profit and Loss Account		
Interest cost	155.09	134.20
Current service cost	395.87	338.48
Past Service cost (Impact on account on New Labour Code)	951.09	-
Expected return on plan assets	(139.95)	(133.09)
Net actuarial (gain) / loss recognised in the year	31.40	21.20
Effect of the limit in para 59(b) of AS 15 on 'Employee Benefits'	-	-
Net cost	**1,393.50**	**360.79**
Actual return on plan assets	11.28	158.16
Estimated contribution for the next year	1,392.96	295.06
Assumptions		
Discount rate	5.69% - 7.30% p.a.	6.50% - 6.75% p.a.
Expected return on plan assets	5.69% - 7.30% p.a.	6.50% - 6.75% p.a.
Salary escalation rate	4.00% - 13.00% p.a.	4.00% - 14.00% p.a.

The estimates of future salary increase, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2026	March 31, 2025
Government securities	29.67%	45.54%
Debenture and bonds	31.55%	17.88%
Equity shares	30.92%	30.63%
Others	7.86%	5.95%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2026	2025	2024	2023	2022
Plan assets	2,243.03	2,109.40	1,967.55	1,091.61	1,001.91
Defined benefit obligation	3,581.39	2,292.06	1,920.70	1,175.17	1,090.59
Unrecognised past service cost	(12.66)	-	-	-	-
Surplus / (deficit)	(1,325.70)	(182.66)	46.85	(83.56)	(88.68)
Experience adjustment gain / (loss) on plan assets	(129.38)	24.84	290.93	(38.70)	22.14
Experience adjustment (gain) / loss on plan liabilities	(160.70)	(21.60)	(27.36)	8.44	(51.23)

Pension

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**126.31**	**103.47**
Interest cost	8.17	7.05
Current service cost	2.83	2.57
Past service cost	-	-
Benefits paid	(8.78)	(11.17)
Actuarial (gain) / loss on obligation:		
Experience adjustment	5.78	17.40
Assumption change	(6.87)	6.99
Present value of obligation as at March 31	**127.44**	**126.31**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**16.16**	**16.16**
Expected return on plan assets	1.27	1.05
Contributions	14.53	9.99
Benefits paid	(8.78)	(11.17)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(0.23)	0.13
Assumption change	-	-
Fair value of plan assets as at March 31	**22.95**	**16.16**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	22.95	16.16
Present value of obligation as at March 31	(127.44)	(126.31)
Asset / (liability) as at March 31	**(104.49)**	**(110.15)**
Expenses recognised in Consolidated Profit and Loss Account		
Interest cost	8.17	7.05
Current service cost	2.83	2.57
Past service cost	-	-
Expected return on plan assets	(1.27)	(1.05)
Net actuarial (gain) / loss recognised in the year	(0.85)	24.26
Net cost	**8.88**	**32.83**

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended March 31, 2026

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Actual return on plan assets	1.04	1.18
Estimated contribution for the next year	11.63	12.98
Assumptions		
Discount rate	7.20% p.a.	6.70% p.a.
Expected return on plan assets	6.50% p.a.	6.50% p.a.
Salary escalation rate	7.00% p.a.	7.00% p.a.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at	
	March 31, 2026	March 31, 2025
Government securities	7.68%	8.81%
Debenture and bonds	-	1.06%
Others	92.32%	90.13%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2026	2025	2024	2023	2022
Plan assets	22.95	16.16	16.16	0.31	0.88
Defined benefit obligation	127.44	126.31	103.47	107.82	88.02
Surplus / (deficit)	(104.49)	(110.15)	(87.31)	(107.51)	(87.14)
Experience adjustment gain / (loss) on plan assets	(0.23)	0.13	0.99	0.22	0.39
Experience adjustment (gain) / loss on plan liabilities	5.78	17.40	16.83	3.32	6.44

Provident fund

The guidance note on AS 15 "Employee Benefits", states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and as at March 31, 2026, no provision is required (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.

542 HDFC Bank Limited
Integrated Annual Report 2025-26

Assumptions

Particulars	March 31, 2026	March 31, 2025
Discount rate (GOI security yield)	7.20% p.a.	6.70% p.a.
Expected guaranteed interest rate	8.25% p.a.	8.25% p.a.

The Group contributed ₹ 1,201.60 crore (previous year: ₹ 1,110.49 crore) to the provident fund, ₹ 69.91 crore (previous year: ₹ 34.49 crore) to the National Pension Scheme (for employees who opted) and ₹ 98.59 crore (previous year: ₹ 96.66 crore) to the superannuation plan.

Compensated absences

The actuarial liability of compensated absences of accumulated privileged and sick leaves of the employees of the Group is given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Privileged leave	206.46	158.95
Sick leave	5.25	13.48
Total actuarial liability	**211.71**	**172.43**
Assumptions		
Discount rate	6.85% - 7.30% p.a.	5.75% - 6.75% p.a.
Salary escalation rate	4.00% - 10.80% p.a.	5.00% - 14.00% p.a.

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the 'New Labour Codes', consolidating 29 existing labour laws. The Ministry of Labour & Employment has published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the group has recognised an estimated incremental impact of ₹ 1,037.28 crore under Schedule 16 Operating expenses - 'Payments to and provisions for employees' in the Consolidated Profit and Loss Account during the year ended March 31, 2026, considering best information available. The group continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

15. Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Group operates in the following segments:

a) Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b) Retail banking

i. Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs) of the Bank. The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

ii. Non - Digital Banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products, etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c) Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. It also sources deposits from wholesale entities and raises funds through securitisation and assignment transactions. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d) Other banking Operations

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e) Insurance business

This segment includes the operations of HDFC Life Insurance Company Limited (consolidated) and HDFC ERGO General Insurance Company Limited.

f) Others

Includes the operations of consolidated entities of the Bank, not covered in any of the above segments.

g) Unallocated

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, minority interest, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2026 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking Operations	Insurance business	Others	Total
			Digital banking#	Non-Digital Banking					
1	Segment revenue	82,158.35	10.37	301,843.14	174,506.30	36,840.96	108,079.83	19,507.46	722,946.41
2	Unallocated revenue								-
3	Less: Inter-segment revenue								227,483.60
4	Income from operations (1) + (2) - (3)								495,462.81
5	Segment results**	18,963.35	(1.59)	32,028.31	33,947.96	10,415.96	7,083.51	2,068.38	104,505.88
6	Unallocated expenses								2,364.43
7	Income tax expense (including deferred tax)								22,921.99
8	Net profit (5)-(6)-(7)								79,219.46
9	Segment assets	1,149,929.44	138.04	1,580,749.07	1,499,816.13	112,867.13	414,400.04	128,754.48	4,886,654.33
10	Unallocated assets								21,386.51
11	Total assets (9)+(10)								4,908,040.84
12	Segment liabilities**	98,273.66	147.09	2,528,642.55	1,130,276.17	3,997.87	398,573.63	99,037.36	4,258,948.33
13	Unallocated liabilities								40,648.08
14	Total liabilities (12) + (13)								4,299,596.41
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)								627,706.00
16	Unallocated (10) - (13)								(19,261.57)
17	Total (15) + (16)								608,444.43
18	Capital expenditure	42.53	-	4,081.83	313.46	534.24	802.99	240.90	6,015.95
19	Depreciation	35.51	-	2,953.62	278.71	389.74	314.77	222.55	4,194.90


(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking Operations	Insurance business	Others	Total
			Digital banking#	Non-Digital Banking					
20	Provisions for non - performing assets / others*	-	-	14,690.86	4,034.75	4,663.98	23.00	3,243.63	26,656.22
21	Unallocated other provisions*	-	-	-	-	-			

* Represents material non-cash charge other than depreciation and taxation.
\# Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.
** Segment Results and Liabilities are after considering the impact of Floating Provisions in the respective segments.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	490,493.20	4,969.61	495,462.81
Assets	4,815,510.98	92,529.86	4,908,040.84
Capital expenditure	6,006.41	9.54	6,015.95

Segment reporting for the year ended March 31, 2025 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Insurance business	Others	Total
			Digital banking#	Non-Digital Banking					
1	Segment revenue	62,227.48	8.59	283,426.20	191,964.51	35,449.05	107,630.27	17,136.34	697,842.44
2	Unallocated revenue								-
3	Less: Inter-segment revenue								226,926.51
4	Income from operations (1) + (2) - (3)								470,915.93
5	Segment results**	4,605.36	0.04	27,309.07	44,543.96	14,363.75	5,953.61	1,810.38	98,586.17
6	Unallocated expenses								2,344.12
7	Income tax expense (including deferred tax)								22,801.88
8	Net profit (5) - (6) - (7)								73,440.17
9	Segment assets	991,874.12	81.15	1,533,809.12	1,247,937.97	112,358.81	372,256.74	109,961.74	4,368,279.65
10	Unallocated assets								24,137.77
11	Total assets (9) + (10)								4,392,417.42
12	Segment liabilities	83,340.18	86.16	2,312,429.69	956,136.34	8,513.18	358,568.57	86,926.10	3,806,000.22
13	Unallocated liabilities								48,268.77
14	Total liabilities (12) + (13)								3,854,268.99

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Insurance business	Others	Total
			Digital banking#	Non-Digital Banking					
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)								562,279.43
16	Unallocated (10) - (13)								(24,131.00)
17	Total (15) + (16)								538,148.43
18	Capital expenditure	71.43	-	4,399.07	400.46	833.05	701.81	340.72	6,746.54
19	Depreciation	30.20	-	2,774.26	250.78	324.23	219.26	206.50	3,805.23
20	Provisions for non - performing assets / others*	-	-	9,138.23	(1,729.99)	4,241.18	61.19	2,464.00	14,174.61
21	Unallocated other provisions*					-			-

*Represents material non-cash charge other than depreciation and taxation.

#Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	465,946.32	4,969.61	470,915.93
Assets	4,299,887.56	92,529.86	4,392,417.42
Capital expenditure	6,737.00	9.54	6,746.54

16. Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements – Presentation and Disclosures, the HDFC Bank Group's related parties are disclosed below:

Key management personnel

Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer

Mr. Kaizad Bharucha, Deputy Managing Director

Mr. Bhavesh Zaveri, Executive Director

Mr. V. Srinivasa Rangan, Executive Director

Relatives of key management personnel and their interested entities

Ms. Nagsri Sashidhar, Mr. Dhruv Sashidhar, Mr. Jagdishan Chandrasekharan, Ms. Mythra Mahesh, Mr. Mahesh Babu Ramamurthy (ceased with effect from June 30, 2025), Nagsri - Creating Special Memories, C Jagadisan HUF (with effect from December 29, 2025), Ms. Havovi Bharucha, Mr. Huzaan Bharucha, Mr. Danesh Bharucha, Mr. Darius Bharucha, Ms. Dilnaaz Bharucha, Ms. Mala Zaveri, Ms. Bhakti Zaveri, Mr. Akash Metawala, Ms. Niharika Zaveri, Mr. Dev Metawala, Mr. Paresh Zaveri, Ms. Kavita Zaveri, Mr. Hitesh Zaveri, Mr. Tushar Pandey (with effect from February 23, 2025), Aurionpro Solutions Limited, Trejhara Solutions Limited, Bhavesh & Mala Zaveri Foundation (with effect from October 30, 2025), Ms. S. Anuradha, Ms. V. Jayam, Ms. S. Abinaya Rangan.

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category.

- Interest paid: Aurionpro Solutions Limited ₹ 2.37 crore (previous year: ₹ 7.98 crore); Mr. Sashidhar Jagdishan ₹ 0.39 crore (previous year: ₹ 0.21 crore);

- Interest received: Mr. Sashidhar Jagdishan ₹ 0.15 crore (previous year: ₹ 0.09 crore); Aurionpro Solutions Limited ₹ 0.30 crore (previous year: #);

- Rendering of services: Mr. Kaizad Bharucha ₹ 2.52 crore (previous year: ₹ 2.54 crore); Mr. Sashidhar Jagdishan ₹1.24 crore (previous year: ₹ 1.24 crore);

- Receiving of services: Aurionpro Solutions Limited ₹ 11.02 crore (previous year: ₹ 12.03 crore);

- Dividend paid: Mr. Kaizad Bharucha ₹ 5.38 crore (previous year: ₹ 4.14 crore); Mr. Sashidhar Jagdishan ₹ 4.48 crore (previous year: ₹ 3.40 crore); Mr. V. Srinivasa Rangan ₹ 3.71 crore (previous year: ₹ 2.91 crore);

- Fixed Assets purchased from: Aurionpro Solutions Limited ₹ 4.50 crore (previous year: ₹ 9.55 crore);

  # Denotes amount less than ₹ 1 lakh.

The Group's related party balances and transactions for the year ended March 31, 2026 are summarised as follows:

(₹ crore)

Items / Related party	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	8.51	53.93	62.44
	(25.37)	(88.91)	(114.28)
Deposits placed	0.02	0.02	0.04
	(0.02)	(0.02)	(0.04)
Advances given	2.00	0.08	2.08
	(2.30)	(0.09)	(2.39)
Fixed assets purchased from	-	4.50	4.50
Fixed assets sold to	-	-	-
Interest paid to	0.77	2.95	3.72
Interest received from	0.19	0.30	0.49
Income from services rendered to	3.89	0.77	4.66
Expenses for receiving services from	0.12	11.52	11.64
Equity investments	-	-	-
	-	-	-
Other investments	-	-	-
	-	-	-
Dividend paid to	13.94	2.16	16.10
Dividend received from	-	-	-
Receivable from / Advance paid	-	-	-
	-	-	-
Payable to	-	-	-
	-	-	-
Guarantees given	-	106.90	106.90
	-	(106.90)	(106.90)
Remuneration paid	50.67	-	50.67

- *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.*

- *Remuneration paid is ₹ 15.13 crore to Mr. Sashidhar Jagdishan, ₹ 17.14 crore to Mr. Kaizad Bharucha, ₹ 7.12 crore to Mr. Bhavesh Zaveri and ₹ 11.28 crore to Mr. V. Srinivasa Rangan (excluding value of employee stock options exercised during the year).*

- *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2026, approved unpaid deferred bonus in respect of earlier years was ₹ 17.26 crore.*

The Group's related party balances and transactions for the year ended March 31, 2025 are summarised as follows:

(₹ crore)

Items / Related party	Subsidiaries*	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	-	11.31	195.53	206.84
	(20.27)	(32.51)	(195.53)	(248.31)
Deposits placed	-	0.02	0.02	0.04
	-	(0.02)	(0.02)	(0.04)
Advances given	-	2.74	0.31	3.05
	-	(2.74)	(0.61)	(3.35)
Fixed assets purchased from	-	-	19.53	19.53
Fixed assets sold to	-	-	-	-
Interest paid to	0.64	0.64	8.31	9.59
Interest received from	-	0.13	0.03	0.16
Income from services rendered to	0.07	3.97	0.97	5.01
Expenses for receiving services from	-	0.12	13.25	13.37
Equity investments	-	-	-	-
	(200.00)	-	-	(200.00)
Other investments	-	-	-	-
	-	-	-	-
Dividend paid to	-	10.82	1.74	12.56
Dividend received from	-	-	-	-
Receivable from / Advances paid	-	-	-	-
	(0.05)	-	-	(0.05)
Payable to	-	-	-	-
	-	-	-	-
Guarantees given	-	-	73.42	73.42
	-	-	(84.76)	(84.76)
Remuneration paid	-	34.62	-	34.62

* HDFC Education and Development Services Private Limited (not consolidated), ceased to be a subsidiary with effect from October 18, 2024.

• *Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter-end.*

• *Remuneration paid is ₹ 11.23 crore to Mr. Sashidhar Jagdishan, ₹ 8.02 crore to Mr. Kaizad Bharucha, ₹ 6.52 crore to Mr. Bhavesh Zaveri and ₹ 8.85 crore to Mr. V. Srinivasa Rangan (excluding value of employee stock options exercised during the year).*

• *Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2025, approved unpaid deferred bonus in respect of earlier years was ₹ 14.51 crore.*



17. Leases

Operating Lease

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATMs'), which are renewable at the option of the Group.

Lease Payments

The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Not later than one year	2,780.54	2,466.94
Later than one year and not later than five years	10,088.30	9,009.13
Later than five years	12,644.10	11,564.04
Total	**25,512.94**	**23,040.11**
Total of minimum lease payments recognised in the Consolidated Profit and Loss Account for the year	3,346.47	2,935.60
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	-	4.31
Sub-lease amounts recognised in the Consolidated Profit and Loss Account for the year	-	1.84
Contingent (usage based) lease payments recognised in the Consolidated Profit and Loss Account for the year	333.62	279.35

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Lease Income

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Gross carrying amount of the assets	16.59	16.59
Accumulated depreciation of the assets	3.73	3.45
Accumulated impairment loss of the assets	-	-
Total depreciation recognized in the Consolidated Profit and Loss Account for the year	0.28	0.27
Total impairment losses recognized in the Consolidated Profit and Loss Account for the year	-	-
Total impairment losses reversed in the Consolidated Profit and Loss Account for the year	-	-
Contingent lease income recognised in the Consolidated Profit and Loss Account for the year	-	-

Future minimum lease rentals receivable under non-cancellable operating leases as at the end of the year

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Not later than one year	2.15	2.15
Later than one year and not later than five years	-	2.15
Later than five years	-	-
Total	**2.15**	**4.30**

18. Earnings per equity share

Basic and diluted earnings per equity share are computed in accordance with AS-20 – Earnings per share. Basic earnings per equity share is computed by dividing the consolidated net profit after tax attributable to the Group of ₹ 76,025.97 crore (previous year: ₹ 70,792.25 crore) by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year. The dilutive impact is on account of stock options / units granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. Pursuant to the issue, the earnings per share have been restated for the year ended March 31, 2025.

Following is the reconciliation between the basic and diluted earnings per equity share:

Particulars	For the years ended	
	March 31, 2026	March 31, 2025
Nominal value per share (₹)	1.00	1.00
Basic earnings per share (₹)	49.50	46.41
Effect of potential equity shares (per share) (₹)	(0.22)	(0.21)
Diluted earnings per share (₹)	49.28	46.20

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

Particulars	For the years ended	
	March 31, 2026	March 31, 2025
Weighted average number of equity shares used in computing basic earnings per equity share	15,35,74,62,189	15,25,55,86,360
Effect of potential equity shares outstanding	7,04,90,586	6,83,54,782
Weighted average number of equity shares used in computing diluted earnings per equity share	15,42,79,52,775	15,32,39,41,142

19. Provisions and contingent liabilities

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Group.

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening provision for reward points	1,047.44	863.54
Provision for reward points made during the year	1,006.52	933.51
Utilisation / write-back of provision for reward points	(883.65)	(749.61)
Closing provision for reward points	1,170.31	1,047.44

b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2026	March 31, 2025
Opening provision	1,258.20	1,059.38
Additions during the year	265.32	328.15
Deduction during the year (net)	(169.77)	(129.33)
Closing provision	1,353.75	1,258.20

c) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts – taxation	The Group is a party to various taxation matters in respect of which appeals are pending. The Group expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts – others	The Group is a party to various legal proceedings in the normal course of business. The Group does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Bank is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEA Fund); g) Bank guarantees taken.

Also refer Schedule 12 - Contingent liabilities

20. Additional information to consolidated accounts pursuant to Schedule III of the Companies Act, 2013

(₹ crore)

Name of entity	Net assets as of March 31, 2026		Profit or (loss) for the year ended March 31, 2026	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	92.51%	562,900.91	94.26%	74,671.29
Subsidiaries:				
HDB Financial Services Limited*	3.44%	20,943.97	3.10%	2,458.73
HDFC Life Insurance Company Limited (Consolidated)*[1]	2.92%	17,748.52	2.37%	1,873.69
HDFC Asset Management Company Limited (Consolidated)*[2]	1.52%	9,230.40	3.61%	2,855.50
HDFC ERGO General Insurance Company Limited*	0.92%	5,615.38	0.97%	769.29
HDFC Securities Limited (Consolidated)*[3]	0.59%	3,578.76	1.16%	919.14
HDFC Capital Advisors Limited*	0.10%	588.91	0.18%	141.10
HDFC Sales Private Limited*	0.05%	329.51	0.07%	56.28
Griha Pte Limited	0.01%	40.37	(0.01%)	(4.48)
Griha Investments	0.00%	6.00	(0.00%)	(1.53)
HDFC Trustee Company Limited*	0.00%	4.59	0.00%	0.71
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.11%	661.79	(0.10%)	(76.93)
Minority Interest	3.68%	22,384.96	4.03%	3,193.49
Inter-company adjustments	(5.85%)	(35,589.64)	(9.64%)	(7,636.82)
Total	**100.00%**	**608,444.43**	**100.00%**	**79,219.46**

* The subsidiaries are Indian entities.
** Consolidated net assets are total assets minus total liabilities.
1. HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited.
2. HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.
3. HDFC Securities Limited (Consolidated) includes details of its wholly owned Indian subsidiary – HDFC Securities IFSC Limited.



SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2026

(₹ crore)

Name of entity	Net assets as of March 31, 2025		Profit or (loss) for the year ended March 31, 2025	
	As % of consolidated net assets**	Amount	As % of consolidated profit or loss	Amount
Parent:				
HDFC Bank Limited	93.18%	501,424.64	91.70%	67,347.36
Subsidiaries:				
HDB Financial Services Limited*	3.00%	16,142.41	2.88%	2,117.32
HDFC Life Insurance Company Limited (Consolidated)*[1]	3.00%	16,153.93	2.39%	1,757.94
HDFC Asset Management Company Limited (Consolidated)*[2]	1.51%	8,130.96	3.35%	2,456.68
HDFC ERGO General Insurance Company Limited*	0.97%	5,201.60	0.66%	485.82
HDFC Securities Limited (Consolidated)*[3]	0.62%	3,340.85	1.51%	1,111.42
HDFC Capital Advisors Limited*	0.08%	428.16	0.19%	141.33
HDFC Sales Private Limited*	0.05%	273.26	0.10%	71.07
Griha Pte Limited	0.01%	39.17	(0.01%)	(4.62)
Griha Investments	0.00%	6.86	(0.01%)	(3.98)
HDFC Trustee Company Limited*	0.00%	3.88	0.00%	0.57
Entity over which control is exercised:				
HDB Employee Welfare Trust*	0.14%	738.73	0.23%	169.79
Minority Interest	3.04%	16,359.04	3.61%	2,647.92
Inter-company adjustments	(5.60%)	(30,095.06)	(6.60%)	(4,858.45)
Total	**100.00%**	**538,148.43**	**100.00%**	**73,440.17**

*The subsidiaries are Indian entities.

** Consolidated net assets are total assets minus total liabilities.

1. HDFC Life Insurance Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC Pension Fund Management Limited and wholly owned foreign subsidiary HDFC International Life and Re Company Limited.
2. HDFC Asset Management Company Limited (Consolidated) includes details of its wholly owned Indian subsidiary - HDFC AMC International (IFSC) Limited.
3. HDFC Securities Limited (Consolidated) includes details of its wholly owned Indian subsidiary – HDFC Securities IFSC Limited.

21. Additional disclosure

The investments of life and general insurance subsidiaries have been accounted for in accordance with the IRDAI guidelines. The investments of insurance subsidiaries constitute approximately 30.63% (Previous Year 29.62%) of the total investments as on March 31, 2026.

Additional statutory information disclosed in the separate financial statements of the Bank and its Subsidiaries have no material bearing on the true and fair view of the Consolidated Financial Statements and the information pertaining to such items which are not material have not been disclosed in the Consolidated Financial Statements.

22. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.

These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Bank and it's subsidiaries incorporated in India ("the subsidiaries") have not advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank and the subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. The Bank and the subsidiaries have not received any funds from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank and the subsidiaries shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

23. Implementation of Indian Accounting Standards ('IND-AS')

The Ministry of Corporate Affairs, vide its press release dated January 18, 2016, issued a roadmap for implementation of IND-AS for scheduled commercial banks, insurers / insurance companies and non-banking financial companies. However, the RBI and IRDAI had deferred implementation of IND-AS for banks and insurance companies until further notice.

In the interim, the Bank has been preparing and submitting IND-AS Proforma information to the RBI on a half-yearly basis. The Bank remains well prepared for the transition to IND-AS whenever it becomes applicable, taking into account updated regulations, applicable accounting standards / guidance and business strategy at the date of actual transition. In a significant regulatory development, the RBI, vide its circular dated September 12, 2023, revised the norms governing the classification, measurement, and valuation of investments, aligning them more closely with global and IND-AS principles. The Bank has successfully implemented these revised norms with effect from April 01, 2024.

With respect to the Group's insurance subsidiaries, IRDAI has mandated the adoption of IND-AS applicable for insurance companies with effect from April 1, 2026 vide notification No. IRDAI/Reg/2/216/2026 dated March 30, 2026. The insurance subsidiaries are in the process of assessing the requirements under the amended regulation and evaluating their system readiness for transition. In accordance with the option available under the said notification, the insurance subsidiaries intend to seek a one year forbearance from IRDAI. During the year, the insurance subsidiaries submitted the duly reviewed IND-AS proforma financials for FY 2023-24 and FY 2024-25 to IRDAI.

The Group remains committed to ensuring a smooth and timely transition to IND-AS across all its entities in accordance with applicable regulatory requirements and industry best practices.


24. Receipt of Decision Notice from DFSA

As intimated to the Stock Exchanges on September 26, 2025, the Bank's branch at the Dubai International Financial Centre ("DIFC Branch") received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority ("DFSA"), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank's operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

25. Resignation of former Part-time Chairman and Independent Director of the Bank

As intimated to the Stock Exchanges on March 24, 2026, the Board of Directors of the Bank approved the appointment of external law firms (domestic and international) to conduct a review related to the resignation letter of the Bank's former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank does not expect any material impact on the financial statements as of and for the year ended March 31, 2026, arising from the external law firms' review, which is currently in progress. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

26. Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

As per our report of even date.		For and on behalf of the Board

For Batliboi & Purohit	**For B S R & Co. LLP**	**Keki Mistry**	**Sandeep Parekh**
Chartered Accountants	Chartered Accountants	Interim Part-Time Chairman & Non-Executive (Non-Independent) Director	Independent Director
ICAI Firm Registration No.: 101048W	ICAI Firm Registration No.: 101248W/W-100022		
		M. D. Ranganath	**Sunita Maheshwari**
		Independent Director	Independent Director
Janak Mehta	**Sudhir Soni**	**Lily Vadera**	**Renu Karnad**
Partner	Partner	Independent Director	Non-Executive (Non-Independent Director)
Membership No.: 116976	Membership No.: 041870		
		Harsh Kumar Bhanwala	**Santhosh Keshavan**
		Independent Director	Independent Director
		Sashidhar Jagdishan	**Kaizad Bharucha**
		Managing Director & Chief Executive Officer	Deputy Managing Director
		Bhavesh Zaveri	**V. Srinivasa Rangan**
		Executive Director	Executive Director
Mumbai, April 18, 2026		**Srinivasan Vaidyanathan**	**Ajay Agarwal**
		Chief Financial Officer	Company Secretary

Form AOC – 1: Pursuant to the first proviso to sub-section (3) of section 129 of the Companies Act, 2013 read with rule 5 of Companies (Accounts) Rules, 2014

Statement containing salient features of the financial statement of subsidiaries, associate companies and joint ventures

Part A: Subsidiaries

(As at / for the year ended March 31, 2026)

Sr. No.	Name of the subsidiary	HDB Financial Services Limited	HDFC Securities Limited	HDFC Securities IFSC Limited[3,9]	HDFC Asset Management Company Limited	HDFC AMC International (IFSC) Limited[4]	HDFC Life Insurance Company Limited	HDFC Pension Fund Management Limited[5]	HDFC International Life and Re Company Limited[5,6]	HDFC ERGO General Insurance Company Limited	HDFC Capital Advisors Limited	HDFC Sales Private Limited	HDFC Trustee Company Limited	Griha Investments[6]	Griha Pte. Limited[7]
1	The date since when subsidiaries was acquired	August 31, 2007	September 28, 2005	October 01, 2024	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023	July 01, 2023
2	Share capital	830.33	17.87	15.00	214.20	34.00	2,157.82	54.00	279.76	725.83	2.28	122.00	0.10	0.38	8.23
3	Reserves & surplus	19,833.72	3,578.05	(3.35)	9,016.89	(2.16)	15,537.27	30.37	(11.90)	4,889.54	586.20	202.44	4.49	5.62	32.14
4	Total assets	123,651.48	21,784.33	14.78	9,988.39	37.28	390,018.89	139.63	566.36	31,969.79	708.88	633.99	5.19	6.45	41.35
5	Total Liabilities	102,987.43	18,188.41	3.13	757.30	5.44	372,323.80	55.26	298.50	26,354.42	120.40	309.56	0.59	0.45	0.97
6	Investments	3,747.66	2,761.99	-	9,396.23	-	375,197.92	79.01	434.88	27,895.97	523.21	-	3.90	-	-
7	Turnover[8]	18,429.67	3,110.15	0.07	4,617.26	5.02	99,315.51	107.28	394.41	9138.77	335.93	1,107.79	3.24	0.20	(0.25)
8	Profit before taxation	3,386.28	1,237.05	(3.04)	3,710.18	(1.05)	2,049.15	21.67	5.13	1,079.62	185.86	57.57	0.93	(1.63)	(4.89)
9	Provision for taxation	842.45	307.11	-	850.82	0.27	139.16	4.96	0.77	266.50	47.13	2.82	0.22	-	(0.09)
10	Profit after taxation	2,543.83	929.94	(3.04)	2,859.36	(1.32)	1,909.99	16.71	4.36	813.12	138.73	54.74	0.71	(1.63)	(4.80)
11	Dividend Paid	245.49	740.05	-	1,925.19	-	452.49	-	-	217.75	-	-	-	-	-
12	% of shareholding	74.12%	94.01%	100.00%	52.37%	100.00%	50.21%	100.00%	100.00%	50.33%	89.68%	100.00%	100.00%	100.00%	100.00%



Notes:

1   The audited financial statements of the above subsidiaries have been drawn up to the same reporting date as that of the Bank, i.e., March 31, 2026.

2   The financial information is extracted from the audited financial statements prepared in accordance with the accounting standards / regulations as applicable to the respective subsidiaries.

3   HDFC Securities IFSC Limited is a wholly-owned subsidiary of HDFC Securities Limited.

4   HDFC AMC International (IFSC) Limited is a wholly-owned subsidiary of HDFC Asset Management Company Limited.

5   HDFC Pension Fund Management Limited and HDFC International Life and Re Company Limited ("HILRCL") are wholly-owned subsidiaries of HDFC Life Insurance Company Limited.

6   The financial information of HILRCL and Griha Investments is translated into Indian Rupees using the closing exchange rate as at March 31, 2026 of 1 USD = ₹ 94.835.

7   The financial information of Griha Pte. Limited is translated into Indian Rupees using the closing exchange rate as at March 31, 2026 of 1 SGD = ₹ 73.525.

8   Turnover reported hereinabove is the aggregate income reported by the Bank's subsidiaries in their respective financial statements.

9   Names of subsidiaries which are yet to commence operations: HDFC Securities IFSC Limited.

10 Names of subsidiaries which have been liquidated or sold during the year: None.

Part B: Associate Companies and Joint Ventures
Not Applicable

BASEL III - PILLAR 3 DISCLOSURES
As at March 31, 2026

The Reserve Bank of India (RBI) requires banks to make Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures are available on HDFC Bank's website under the 'Regulatory Disclosures' section. The link to this section is given below:

https://www.hdfc.bank.in/about-us/regulatory-disclosures

The Regulatory Disclosures section contains the following disclosures:

- Qualitative and quantitative Pillar 3 disclosures:
  - Scope of application
  - Capital adequacy
  - Credit risk
  - Credit risk: Portfolios subject to the standardised approach
  - Credit risk mitigation: Disclosures for standardised approach
  - Securitisation exposures
  - Market risk in trading book
  - Operational risk
  - Asset Liability Management ('ALM') risk management
  - General disclosures for exposures related to counterparty credit risk
  - Equities: Disclosure for banking book positions
- Composition of capital and reconciliation requirements
- Main features and full terms and conditions of regulatory capital instruments
- Leverage ratio disclosures
- Liquidity coverage ratio disclosure
- Net stable funding ratio disclosure



BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

At HDFC Bank, we strive to achieve inclusive and sustainable growth. Our approach is guided by the belief that long-term business resilience and societal value must advance together. As a part of the process to enhance sustainable growth, there is an intensified focus through the ESG Apex Council. The three ESG Working Groups under the ESG Apex Council – Environment, Social and Product Responsibility, enable focused initiatives to deepen our resolve to lead responsibly, create value not only through financial performance but also through purposeful progress on environmental, social and responsible lending.

ENVIRONMENTAL STEWARDSHIP

Environmental stewardship remains central to the Bank's sustainability agenda. The Bank continues to work towards its carbon neutrality target for operational emissions by FY 2031-32, by lowering emission intensity through energy efficiency, renewable energy adoption and responsible resource use. In parallel, we are advancing circularity across operations by encouraging sustainable sourcing, waste reduction, and better management of resources.

SOCIAL PROGRESS

At HDFC Bank, we believe that our people are our biggest strength. Given the dynamic digital landscape, we invested in capability building to prepare our teams for future. On the culture front, our focus remains on building conducive work environment where people feel valued, supported and empowered to do their best at work. Our endeavour is to strengthen employee well-being through initiatives that support physical, mental, emotional and financial health. Further, several initiatives were adopted during the year, demonstrating our commitment towards diversity, equity and inclusion.

Beyond workplace, our commitment to inclusive banking and community wellbeing is strengthened through several initiatives that expand access, build resilience and support livelihoods across geographies. Collaborating with stakeholders remains core to our mission of creating long-term, sustainable impact. Over the past years, the Bank has actively supported government-led initiatives, with a focus on enhancing MSME funding, social security (pensions & insurance), and agricultural digitalization. We continue partnering with regulators, communities, and stakeholders to deliver sustainable social, environmental and economic value.

SUSTAINABLE FINANCE

The Bank is cognisant of its role in sustainable finance by supporting green and transition opportunities, including lending linked to cleaner technologies. Our strategy continues to evolve toward financing solutions that support India's transition to a lower-carbon economy. As we expand this agenda, we remain focused on embedding sustainable finance in our mainstream banking business and not treat it as a separate initiative.

GOVERNANCE AND ACCOUNTABILITY

Strong governance remains the foundation of Bank's ESG journey. The Bank is committed to transparent disclosures, ethical conduct and disciplined risk management, and continues to strengthen its governance practices to ensure that sustainability is not only a statement of intent, but a measurable part of how we create value.

Kaizad Bharucha
DIN: 02490648
Deputy Managing Director

SECTION A: GENERAL DISCLOSURES

I. Details

1.	NSE Symbol	HDFCBANK
2.	BSE Script Code	500180
3.	MSEI Symbol	HDFCBANK
4.	ISIN	INE040A01034
5.	Corporate Identity Number (CIN) of the Listed Entity	L65920MH1994PLC080618
6.	Name of the Listed Entity	HDFC Bank Limited
7.	Date of Incorporation	August 30, 1994
8.	Registered office address	HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013
9.	Corporate address	HDFC Bank House, Shiv Sagar Estate, Dr Annie Besant Road, Worli, Mumbai – 400 018
10.	E-mail id	esg@hdfc.bank.in
11.	Telephone	+91 22 6652 1000
12.	Website	www.hdfc.bank.in

		Start Date	End Date
13.	Financial year for which reporting is being done		
	Current Financial Year	April 1, 2025	March 31, 2026
	Previous Financial Year	April 1, 2024	March 31, 2025
	Prior to Previous Financial Year	April 1, 2023	March 31, 2024

14.	Name of the Stock Exchange(s) where shares are listed	BSE Limited; National Stock Exchange of India Limited; American Depository Shares (ADS) listed on the New York Stock Exchange (Depository for ADS is represented in India by JPMorgan Chase Bank, National Association)
15.	Paid-up capital (in ₹)	₹ 1,539.34 crore
16.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	
	Name	Mr. Ashey Aggarwal Head – Inclusive Banking Initiatives Group & ESG
	Contact	+91 22 3075 3866
	E-mail	ashey.aggarwal@hdfc.bank.in
17.	Reporting boundary Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	Standalone Basis
18.	Whether the company has undertaken assessment or assurance of the BRSR Core?	Yes, Assurance
19.	Name of assurance provider	SGS India Private Limited
20.	Type of assurance obtained	Reasonable assurance on BRSR Core KPIs and Limited Assurance for select non-core BRSR KPIs.



II. Products / services

21. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1.	Financial and Insurance Service	HDFC Bank provides financial services through three business verticals: - Wholesale, Retail and Treasury. All products and services are offered under these segments.	100

22. Products / services sold by the entity (accounting for 90% of the entity's Turnover)

S. No.	Product / Service	NIC Code	% of total turnover contributed
1.	Banking activities by central, commercial and savings banks	64191	100

III. Operations

23. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices
National	Not Applicable (N.A.)	Retail Branches: 9,684 ATMs & Cash Deposit & Withdrawal Machines: 21,172 Presence in 4,175 towns and cities
International	N.A.	Branches: 5 *(Hong Kong, Singapore, Bahrain, Dubai International Financial Centre and GIFT City*)* Representative offices: 4 *(Dubai, Kenya, Abu Dhabi and United Kingdom)*

*International Banking Unit located at Gift City, Gandhinagar, Gujarat

24. Markets served by the entity

a. Number of locations

Locations	Number
National (No. of states)	28 states and 8 union territories in India
International (No. of countries)	7

b. What is the contribution of exports as a percentage of the total turnover of the entity?

Given the nature of the banking business, this is not applicable.

c. A brief on types of customers

The Bank caters to a diverse customer base. As of March 31, 2026, the Bank had 101 million customers. To effectively meet the needs of this wide customer base, the Bank operates through three key business verticals:

Retail Banking	Wholesale / Corporate Banking	Commercial / Rural Banking
The retail business division serves individuals, salaried professionals, micro and small businesses, self-help groups, non-resident Indians and high net worth individuals. This entails loans, deposits and a wide range of financial products and services.	The target segment are large corporates, public sector units, government entities and multinational corporations. This entails commercial, transactional and investment banking services.	The commercial segment focuses on Micro, Small and Medium Enterprises (MSMEs), emerging corporates, commercial agriculture, small and marginal farmers and other businesses which have a strong presence in semi-urban and rural areas.

IV. Employees

25. Details as of March 31, 2026

a. Employees (including differently abled)

Particulars	Total (A)	Male		Female	
		No. (B)	% (B/A)	No. (C)	% (C/A)
EMPLOYEES					
Permanent (D)	2,11,178	1,54,983	73	56,195	27
Other than permanent (E)*	28	18	64	10	36
Total employees (D + E)	**2,11,206**	**1,55,001**	**73**	**56,205**	**27**
WORKERS^					
Permanent (F)	NA	NA	NA	NA	NA
Other than permanent (G)	NA	NA	NA	NA	NA
Total workers (F + G)	NA	NA	NA	NA	NA

Note:

Employees employed on a contract basis.

^All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker-related KPIs are not applicable and the same have not been included in any of the prescribed tables in the BRSR.

b. Differently abled employees

Particulars	Total (A)	Male		Female	
		No. (B)	% (B/A)	No. (C)	% (C/A)
DIFFERENTLY ABLED EMPLOYEES					
Permanent (D)	329	256	78	73	22
Other than permanent (E)	0	0	0	0	0
Total differently abled employees (D + E)*	**329**	**256**	**78**	**73**	**22**

Based on voluntary disclosures by employees and/or disability certificates

26. Participation/inclusion/representation of women

	Total (A)	No. and percentage of females	
		No. (B)	% (B/A)
Board of Directors*	12	3	25
Key Management Personnel**	6	0	0

*As on March 31, 2026
**KMPs comprise 4 Executive Directors, Chief Financial Officer and Company Secretary as on March 31, 2026.

27. Turnover rate for permanent employees (%)

	FY 2025-26			FY 2024-25			FY 2023-24		
	Male	Female	**Total**	Male	Female	**Total**	Male	Female	**Total**
Permanent Employees (%)	22.8	24.1	**23.1**	22.2	23.7	**22.6**	26.5	28.2	**26.9**



V. Holding, subsidiary and associate companies (including joint ventures)

28. (a) Names of holding / subsidiary / associate companies / joint ventures (As of March 31, 2026)

S. No.	Name of the holding/ subsidiary / associate companies / joint ventures (A)	Indicate whether holding/ Subsidiary/ Associate/ Joint Venture	% of shares held by listed entity
1	HDFC Sales Private Limited	Subsidiary	100.00
2	Griha Investments (Mauritius)	Subsidiary	100.00
3	Griha Pte. Limited (Singapore)	Subsidiary	100.00
4	HDFC Trustee Company Limited	Subsidiary	100.00
5	HDFC Securities Limited	Subsidiary	94.01
6	HDB Financial Services Limited	Subsidiary	74.12
7	HDFC Capital Advisors Limited	Subsidiary	89.68
8	HDFC Asset Management Company Limited	Subsidiary	52.37
9	HDFC Life Insurance Company Limited	Subsidiary	50.21
10	HDFC ERGO General Insurance Company Limited	Subsidiary	50.33
11	HDFC AMC International (IFSC) Limited	*Indirect subsidiary (through HDFC Asset Management Co. Ltd.)*	52.37
12	HDFC Pension Fund Management Limited	*Indirect subsidiary (through HDFC Life Insurance Co. Ltd.)*	50.21
13	HDFC International Life and Re Co. Ltd.	*Indirect subsidiary (through HDFC Life Insurance Co. Ltd.)*	50.21
14	HDFC Securities (IFSC) Limited	*Indirect subsidiary (through HDFC Securities Limited)*	94.01

Does the entity indicated in column A participate in the Business Responsibility initiatives of the listed entity? (Yes / No)

No. The subsidiary companies undertake their own business responsibility initiatives and do not participate in the Business Responsibility initiatives of the Bank.

VI. CSR Details

29. (i) Whether CSR is applicable as per section 135 of the Companies Act, 2013: Yes

(ii) Turnover: ₹ 3,70,054.65 crore

(iii) Net worth: ₹ 5,46,325.46 crore

VII. Transparency and Disclosures Compliances

30. Complaints / grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct (NGRBC)

Stakeholder group from whom complaint is received	Grievance Redressal Mechanisms in Place (Yes / No) (If yes, then provide web-link for grievance redress policy)	FY 2025-26			FY 2024-25		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Communities	Yes. Issues and redressals by community stakeholders are addressed at: CSR-Compliance@hdfc.bank.in	14	1	-	8	1	-
Investors (other than shareholders)	Yes Grievance redressals for investors are part of the terms of reference of the Stakeholders' Relationship Committee detailed in the Corporate Governance Report.	0	0	-	0	0	-
Shareholders	Yes Grievance redressals for investors form part of the terms of reference of the Stakeholders' Relationship Committee. Details of the Shareholders' Helpdesk are elucidated in the Report on Corporate Governance. E-mails for grievances / investor related activities: hdinvestors@datamaticsbpm.com shareholder.grievances@hdfc.bank.in	147	12	Communications *inter alia* pertain to dividend, non-receipt of the Annual Report, transfer/transmission of shares, merger related issues and queries on IEPF claims	155	5	Communications *inter alia* pertain to dividend, non-receipt of the Annual Report, transfer/transmission of shares, merger related issues and queries on IEPF claims
Employees	Yes. Employee concerns may be raised internally through 'My Concern Portal', available to all employees under the Human Capital Management (HCM) portal. This platform helps employees to raise their concerns in a secure and seamless manner for a timely resolution of the same. Employee related grievances are also received through the whistleblower mechanism of the Bank. Whistleblower Policy (link below)	107	28	Nature of grievances *inter alia* entails breach of Code of Conduct, improper business practices, behavioural issues	77	28	Nature of grievances *inter alia* entails breach of Code of Conduct, improper business practices



Stakeholder group from whom complaint is received	Grievance Redressal Mechanisms in Place (Yes / No) (If yes, then provide web-link for grievance redress policy)	FY 2025-26			FY 2024-25		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Customers	Yes Grievance Redressal Policy (link below) grievance.redressaldl@hdfc.bank.in	6,27,805	20,909	Refer Annex on Customer Complaints and Grievance Redressal for further details. Cases pending are within the stipulated turnaround time of the Bank.	4,57,466	16,306	Refer Annex on Customer Complaints and Grievance Redressal for further details. Cases pending are within the stipulated turnaround time of the Bank
Value Chain Partners	Yes Whistleblower Policy (link below)	12	2	Nature of grievances *inter alia* entails breach of Code of Conduct, improper business practices	3	0	Nature of grievances *inter alia* entails improper business practice/ behavioural issue
Others	Yes Whistleblower Policy (link below)	42	15	Breach of code of conduct, improper business practices, people related issues	14	6	Breach of code of conduct, improper business practices, people related issues

Note:

1. Number of complaints / pending resolutions for employees, value chain and others are grievances received under the Whistleblower Policy of the Bank.

2. Customer complaints and grievance redressal are as per disclosures in the Annex to the Directors' Report for the current and previous year.

Weblinks:

Whistleblower Policy
https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/about-us/corporate-governance/codes-and-policies/whistleblower-policy.pdf

Grievance Redressal Policy
https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/our-corporate-commitment/grievance-redressal-policy.pdf

31. Overview of the entity's material responsible business conduct issues.

Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk, as per the following format:

Sr. No.	Material issue identified	Indicate whether risk or opportunity	Rationale for identifying the risk / opportunity	Approach to adapt or mitigate	Positive / Negative Implications
1	Financial Literacy and Inclusive Banking	Opportunity	The Bank has a multi-pronged approach to enable the efficient distribution of last mile funding and facilitating deeper financial inclusion. The Bank has been at the forefront of digitalisation initiatives in the financial sector. The Bank has focused on expanding its footprint to deeper geographies. The Bank recognises the role of the government as a key stakeholder and the importance of helping the government fulfil its financial inclusion agenda through various government sponsored finance schemes. Pursuant to the merger with HDFC Limited w.e.f. July 1, 2023, we added housing finance to the bouquet of products offered by the Bank. Housing fulfils a key social objective. Given the housing shortage in the country, the Bank recognises the potential to increase mortgage penetration in India.	The Bank sees immense potential in increasing financial penetration across the country. Financial literacy is extremely critical to make financial inclusion meaningful. To help increase and strengthen the eco-system of Financial Literacy Centres, the rural branches of the Bank conducts Financial Literacy Camps for different stakeholders. The Bank expanded its reach with 50% of the branches in rural and semi-urban areas. This strategy is in alignment with the Bank's vision of taking banking to the unbanked. Customised banking solutions to meet requirements of customers across all income segments. In FY 2025-26, the Bank enrolled 5.31 million customers under various social security schemes of the government. These schemes inter alia entail enrolment for basic banking accounts, low-cost insurance to underprivileged segments of society, guaranteed pension for the unorganised sector employees and other pension schemes. The Bank actively supports several schemes of the government which inter alia include loans to street vendors, artisans & craftsmen, loans to women entrepreneurs, farmers, support towards agri-infrastructure projects, micro food processing, agri clinics and agri-business centres and rural and urban livelihood missions. These schemes support underprivileged segments of society and help create employment opportunities. The Bank is committed to offering home loan solutions to all income categories. Of the home loans approved during the year, 34% in value terms and 62% in volume terms were to customers from the economically weaker segments (EWS), low-income group (LIG) and middle-income groups (MIG) where annual household incomes are up to ₹ 3 lakh, ₹ 6 lakh and ₹ 18 lakh respectively. Of the total home loans disbursed during the year, 79% of the loans in value terms were to women borrowers.	Positive



Sr. No.	Material issue identified	Indicate whether risk or opportunity	Rationale for identifying the risk / opportunity	Approach to adapt or mitigate	Positive / Negative Implications
2	Community Development	Opportunity	The Bank is committed to transforming the lives of millions of Indians through its social initiatives. The vision is to contribute to the social and economic development of the community by empowering them and driving a positive change in their lives, that in turn enables them to actively participate in the growth of the nation.	The core focus areas of Corporate Social Responsibility (CSR) of the Bank entail: • Rural development • Promotion of education • Skill development and livelihood enhancement • Healthcare and hygiene • Financial literacy and inclusion • Natural resource management The Bank has cumulatively impacted 107 million lives on a pan-India basis through its social initiatives. In FY 2025-26 the Bank spent an amount of ₹ 1,316 crore towards CSR.	Positive
3	Sustainable & Responsible Financing	Opportunity	The Bank sees opportunities in supporting customers in transitioning to greener pathways.	The Bank has a Sustainable Finance Framework which inter alia focuses on 10 green categories: Renewable Energy, Energy Efficiency, Pollution Prevention and Control, Sustainable Water and Wastewater Management, Environmentally Sustainable Management of Living Natural Resources and Land Use, Terrestrial and Aquatic Biodiversity, Clean Transportation, Climate Change Adaptation, Circular Economy and Green Buildings. These are some areas where the Bank sees opportunities through the provision of transition financing.	Positive
		Risk	The Bank is also cognisant of climate-related financial risks and the need to address these issues. Risks entail possible physical and transition risks, pertaining to the Bank's own assets and its lending portfolio. The Bank recognises the importance of making better climate-informed financial decisions. There could arise reputational risks if the Bank is unable to meet changing requirements of its key stakeholders pertaining to its climate-related financial disclosures.	The Bank has an ESG Risk Management Framework for lending wherein certain wholesale borrowers with direct risk appetite above a prescribed threshold undergo enhanced Environmental and Social (E&S) due diligence as part of the Credit Appetite Memorandum. To further strengthen E&S due diligence and a capacity building module was created, during the year. This will enable the RMs to enhance their understanding on environmental and social parameters. The Bank also has an exclusion list for lending, wherein it will not lend to specified sectors/categories which in the Bank's assessment are detrimental from an environmental and social (E&S) risk perspective. The Bank on a voluntary basis has been making climate-related financial disclosures.	Negative

SECTION B: MANAGEMENT AND PROCESS DISCLOSURE

The National Guidelines for Responsible Business Conduct (NGRBC) as prescribed by the Ministry of Corporate Affairs advocates nine principles referred as P1-P9 as given below:

P1	Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable
P2	Businesses should provide goods and services in a manner that is sustainable and safe
P3	Businesses should respect and promote the well-being of all employees, including those in their value chains
P4	Businesses should respect the interests of and be responsive towards all its stakeholders
P5	Businesses should respect and promote human rights
P6	Businesses should respect, and make efforts to protect and restore the environment
P7	Businesses when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent responsible and transparent
P8	Businesses should promote inclusive growth and equitable development
P9	Businesses should engage with and provide value to their consumers in a responsible manner

Policy and Management Processes

Disclosure Questions	P1 Ethics & Transparency	P2 Product Responsibility	P3 Human Resources	P4 Responsiveness to Stakeholders	P5 Respect for Human Rights	P6 Protect Environment	P7 Public Policy Advocacy	P8 Inclusive Growth	P9 Customer Engagement
Policy and management processes									
1. a. Whether your entity's policy / policies cover each principle and its core elements of the NGRBCs. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
b. Has the policy been approved by the Board? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
c. Web Link of the Policies, if available	The policies have been developed based on best practices or as per regulatory requirements and through appropriate consultation with relevant stakeholders. Policies may include a combination of internal policies of the Bank which are accessible to all internal stakeholders and policies placed on the Bank's website. Also refer to Codes and Policies section on our website. (Refer to Note 1 for further details)								
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes
4. Name of the national and international codes / certifications / labels / standards (e.g., Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g., SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.						Note 2			Note 3
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.		Note 4(i)			Note 4(ii)		Note 4(iii)		



Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
	Ethics & Transparency	Product Responsibility	Human Resources	Responsiveness to Stakeholders	Respect for Human Rights	Protect Environment	Public Policy Advocacy	Inclusive Growth	Customer Engagement
6. Performance of the entity against the specific commitments, goals, and targets along-with reasons in case the same are not met.			Note 4(i)			Note 4(ii)		Note 4(iii)	

Governance, leadership, and oversight	
7. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets, and achievements	The statement is at the beginning of the BRSR. Further details on ESG are elucidated in various sections of the Integrated Annual Report.
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)	Mr. Kaizad Bharucha, Deputy Managing Director
9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details	Yes. The CSR and ESG Committee of the Board has direct oversight on ESG and sustainability related issues. The Committee is chaired by an independent director. The committee meets on a quarterly basis. The Deputy Managing Director is responsible for ESG and sustainability related issues at the Bank.

10. Details of Review of NGRBCs

Subject for Review	Review of principles undertaken by and frequency
Performance against above policies and follow up action	While the CSR & ESG committee meets on a quarterly basis, review of the BRSR is done on an annual basis by the Board.
Compliance with statutory requirements of relevance to the principles	The Bank is in compliance with the extant regulations, as applicable.

	P1	P2	P3	P4	P5	P6	P7	P8	P9
11. Has the entity carried out independent assessment / evaluation of the working of its policies by an external agency? (Yes / No). If yes, provide the name of the agency	Note 5	Note 6	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
12. If the answer to the question above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:					-				

Note 1

Principle No	Principle Name	Policy Name
P1	Ethics & Transparency	Code of Conduct and Ethics Manual
		Code of ethics and conduct for Directors and senior management
		Anti-Bribery and Anti-Corruption Policy
		Privacy Policy
		Whistleblower Policy

P2	Product Responsibility	Sustainable Finance Framework
		Code of Bank's Commitment to Customer
		Fair Practise Code for Lending
		DSA code of conduct
P3	Human Resources	Code of Conduct and Ethics Manual
		Health safety and wellness policy
		Diversity, Equity, Inclusion (DEI) Policy
		Equal Opportunity Policy
		ESG Policy Framework
		POSH Policy
		Compensation Policy
P4	Responsive to Stakeholders, particularly the marginalised	Sustainable Livelihood Initiative
		CSR Policy
		ESG Policy Framework
P5	Respect for Human Rights	Human Rights Statement
		Diversity, Equity and Inclusion Policy
		Code of Conduct and Ethics Manual
		POSH Policy
P6	Protect Environment	Sustainable Finance Framework
		ESG Policy Framework
		Environment Policy
P7	Public Policy Advocacy	Conduct Philosophy
P8	Inclusive Growth	CSR Policy
		Diversity, Equity and Inclusion Policy
		Sustainable Finance Framework
P9	Customer Engagement	Corporate Commitment
		Customer Grievance Redressal Policy
		Customer Acceptance, Customer Care and Customer Severance Policy

Note 2: As of March 31, 2026, 3,247 of the branches/offices were certified as green by Indian Green Building Council (IGBC).

Note 3: The information security programme is based on ISO 27001:2022 and the NIST 2.0 Cybersecurity Framework. The Business Continuity Programme is also ISO 22301: 2019 certified.

Note 4: Goals and Targets

(i)   The Bank upholds the principles of an inclusive environment at the workplace and stands committed to increasing gender diversity at the workplace. The Bank aims to achieve gender diversity of 27% (share of women employees) by FY27. For further details, refer to the section on 'Social – People' in the Integrated Annual Report.

(ii)   The Bank aspires to be carbon neutral by FY32. For further details, refer to the 'Environment' section in the Integrated Annual Report.

(iii)   'Social - Community'

Note 5: Policies of the Bank are evaluated internally and annually where applicable.

Note 6: The Bank has a Second Party Opinion for its Sustainable Finance Framework by Sustainalytics.



SECTION C: PRINCIPLE-WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. **Percentage coverage by training and awareness programmes on any of the principles during the financial year**

Segment	Total number of training and awareness programmes held	Topics / principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board of Directors	68	Regulations, cyber security, banking technologies, Know Your Customer (KYC) & Anti-Money Laundering (AML), Generative AI Governance and Risk Management, Geopolitical Escalation – Threat Intelligence and Proactive Measures, customer service, Digital Personal Data Protection, risk management, Compliance with Labour Codes, Wellbeing Intelligence, customers grievance among others. *Impact:* Keep the directors and KMPs abreast of various developments, regulatory updates and other requisite familiarisation programmes. This enables increased strategic inputs.	97
Key Managerial Personnel (KMP)	95		98
Employees other than Board of Directors or KMPs	1,875	Trainings are conducted through external and internal programmes. Certain trainings are role specific. Training through the Bank's 'MPower' platform entail a combination of mandatory and voluntary trainings. Some of the role agnostic trainings inter alia are: • Code of Conduct • Cyber Security • Human Rights • PoSH Policy • KYC & AML • ESG & Sustainability • Well-being, Health & Safety *Impact:* Upgradation of skill sets and knowledge enhances employee productivity and ensures alignment of ethics and values that the Bank upholds	99^

^ As of March 31, 2026, certain newly recruited employees would be in the process of completing trainings. Specific timelines are prescribed for employees to complete specified trainings.

2. Details of fines / penalties / punishment / award / compounding fees / settlement amount paid in roceedings with regulators / law enforcement agencies / judicial institutions in FY 2025-26

(Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website:

	NGRBC Principle	Name of the regulatory / enforcement agencies / judicial institutions	Amount (In ₹)	Brief of the Case	Has an appeal been preferred? (Yes / No)
			Monetary		
Penalty/Fine	1	-	Nil	N.A.	N.A.
Settlement	1	RBI	4,88,000	RBI vide its letter dated July 11, 2025, levied a penalty on account of contravention of RBI Master Direction on Foreign Investment in India	No
Settlement	1	RBI	91,00,000	RBI vide its letter dated November 28, 2025, levied a penalty, for contravention to the RBI Directions on 'Interest Rate on Advances', the RBI Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services read with provisions of RBI KYC Directions, and the provisions of the Banking Regulation Act, 1949	No
Compounding Fee	-	-	-	-	-

	NGRBC Principle	Name of the regulatory / enforcement agencies / judicial Institutions	Brief of the case	Has an appeal been preferred? (Yes / No)
			Non-Monetary	
Imprisonment	1	Nil	N.A.	N.A.
Punishment	1	Nil	N.A.	N.A.

3. Of the instances disclosed in Question 2 above, details of the appeal / revision preferred in cases where monetary or non-monetary action has been appealed.

N.A.

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes, the Bank has an Anti-bribery and anti-corruption policy. The Bank has a zero-tolerance approach to bribery and corruption in any form and is committed to conducting its business in an honest and ethical manner in accordance with the highest legal standards.

The primary objective of the policy is to ensure that neither the Bank nor any of its employees or third parties engage in bribery or corrupt conduct during their activities for or on behalf of the Bank.

Web link:

Anti-bribery and anti-corruption policy



5. **Number of Directors / KMPs / employees against whom disciplinary action was taken by any law enforcement agency for the charges of bribery / corruption**

	FY 2025-26	FY 2024-25
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil

6. **Details of complaints with regards to conflict of interest**

	FY 2025-26		FY 2024-25	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of directors	Nil	N.A.	Nil	N.A.
Number of complaints received in relation to issues of conflict of interest of KMPs	Nil	N.A.	Nil	N.A.

7. **Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest.**

   N.A.

8. **Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:**

	FY 2025-26	FY 2024-25
Number of days of accounts payables	2.7	4.6

   An independent reasonable assurance has been carried out by SGS India Private Limited on the indicators in the table above.

9. **Openness of Business**

   Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format:

Parameter	Metrics	FY 2025-26	FY 2024-25
Concentration of Purchases	a. Purchases from trading houses as % of total purchases	-	-
	b. Number of trading houses where purchases are made from	-	-
	c. Purchases from top 10 trading houses as % of total purchases from trading houses	-	-
Concentration of Sales	a. Sales to dealers / distributors as % of total sales	-	-
	b. Number of dealers / distributors to whom sales are made	-	-

Parameter		Metrics	FY 2025-26	FY 2024-25
	c.	Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	-	-
Share of RPTs in	a.	Purchases (Purchases with related parties / Total purchases	1.40%	1.44%
	b.	Sales (Sales to related parties / Total Sales)	2.03%	2.17%
	c.	Loans & advances (Loans & advances given to related parties / total loans & advances)	0.30%	0.26%
	d.	Investments (Investments in related parties / Total Investments made)	1.51%	1.66%

Note:

- There were no purchases from trading houses in FY 2025-26.

- The Bank does not make any sales to dealers/distributors. The Bank's products and services are offered to customers directly.

An independent reasonable assurance has been carried out by SGS India Private Limited on the indicators in the table above.

Leadership Indicators

1. **Awareness programmes conducted for value chain partners on any of the principles during the financial year**

   The Bank actively conducts various awareness programmes for its value chain partners, which may be attributed to Principle 1, 2 and 4. Elucidated below are some of the awareness programmes:

   Financial Literacy: The Bank recognises that financial literacy is extremely critical to make financial inclusion meaningful.

   To help increase and strengthen the eco-system of Financial Literacy Centres (FLCs), the rural branches of the Bank conducts Financial Literacy Camps for farmers, self-help groups, small and micro entrepreneurs and senior citizens amongst others. The focus of the FLC camps is to create financial literacy awareness and safe usage of digital platforms. The Bank has cumulatively covered over 1.92 crore customers through its FLCs. During the financial year under review, the Bank conducted 4.8 lakh FLC camps covering 17.7 lakh participants.

   Cyber Security Awareness: HDFC Bank conducts cyber fraud awareness campaigns to educate customers, employees, and other stakeholders, on Fraud Modus Operandi, AI-based scams, Social Engineering Techniques, Cyber Security and Secure Banking Practices.

   In the financial year 2025-26, the Bank adopted a robust multi-channel approach, to ensure that fraud awareness reaches customers across digital platforms, traditional media, banking touchpoints, and community environments. During the financial year, the Bank conducted over 7,000 awareness workshops, reaching more than 63,000 participants across diverse groups including senior citizens, students, rural customers, army families, law enforcement agencies, employees, and the general public. These initiatives were conducted in Hindi, English, and various regional languages to ensure wider outreach and accessibility.

   Some of the other special initiatives undertaken during the year include, (i) awareness workshops conducted in collaboration with the Ministry of Home Affairs, covering pan-India cyber fraud awareness training for more than 25,000 branch staff across 6,500 branches; (ii) sponsored a Walkathon on the 78th Independence Day with over 7,000 participants, significantly amplifying fraud awareness at the grassroots level; (iii) Pan-India awareness campaigns covering retail branches, corporate employees, schools, colleges, rural communities, and the general public through online sessions, marathons, and physical awareness drives, collectively reaching over 1 lakh participants; (iv) Teachers' Day Fraud Awareness Webinar conducted, reaching over 1,000 participants.



A mandatory course on information security awareness is designed by the Bank for its employees. All the employees of the Bank are mandated to take this course annually. A similar annual training is conducted on Cyber Security for the Senior Management of the Bank. Additionally, all the vendors operating out of HDFC offices are required to undergo information security training.

The Bank's website also hosts a Secure Banking section with Do's and Don'ts, top 10 common scam, and details of Cyber Crime Helpline to promote safe and secure banking.

Direct Selling Agents: The Bank engages and spends a great deal of effort training its direct selling agents especially in terms of harnessing the new digital platforms as well as ensuring that they adhere to the Bank's Model Code of Conduct and have the right information to provide customers on various products and services of the Bank.

2. **Does the entity have processes in place to avoid / manage conflict of interests involving members of the board? (Yes / No) If yes, provide details of the same.**

   Yes. The Board of Directors are subject to the Board-approved Code of Ethics /Conduct which mandates that Board members shall avoid conflict of interest and disclose to the Board any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The Board members are required to disclose any change in their interest in any entities to the Board as and when such changes occur and at a minimum at the first meeting of the Board held in the financial year.

   In line with the extant RBI circulars on 'fit and proper' criteria, the Board members are required to provide a declaration and undertaking to the Bank on an annual basis and at the time of their appointment/re-appointment. This declaration also contains information of entities in which the directors have interest.

   As and when any director is appointed /re-appointed, the Bank's secretarial team carries out a due diligence exercise which inter alia examines the possibility of conflict of interest.

   Web-link: Code Of Ethics / Conduct

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	FY 2025-26	FY 2024-25	Details of improvements in environmental and social impacts
R&D	Nil	Nil	N.A.
Capex	0.76%	0.51%	During FY 2025-26, the Bank commenced reporting on its capital expenditure towards physical infrastructure including installation of – (i) Energy efficient equipment including BEE certified 5-star ACs, Lithium Batteries, Diesel Genset CPCB IV Compliant, (ii) Renewable energy infrastructure and (iii) Installation of Sewage Treatment Plant (STP) Enhanced energy efficiency and shift to renewable energy will result in reduction GHG emissions from day-to-day operations.

Note: During the year, the Bank also made capital expenditure towards digitalisation initiatives which results in faster and greater efficiencies for customers. From an environmental perspective, this enables reduction in consumption of paper. Expense towards these initiatives have not been considered.

2. a. **Does the entity have procedures in place for sustainable sourcing? (Yes / No)**

   Yes. In FY 2025-26, the Bank developed an internal Sustainable Sourcing Guideline. The intent is to integrate sustainable sourcing in Bank's operations. Wherever feasible, the Bank ensures that energy efficiency standards are considered during the purchase of lighting devices, ACs amongst others.

   As of March 31, 2026, the Bank had 3,247 branches/offices in different cities, certified under the Green Interiors Rating System of Indian Green Building Council (IGBC). These green office ratings entail Platinum, Gold and Silver ratings from IGBC. In line with IGBC's comprehensive rating modules encompassing eco design approach, interior materials, water conservation, indoor environment, energy efficiency and innovation, the interior design have been incorporated at the Bank's green certified premises. The Bank uses GreenPro certified materials such as plywood, laminates, flooring tiles, false ceiling tiles, paints, adhesives and finishes in these premises.

   The year 2025-26 marked a defining phase in HDFC Bank's technology and digital evolution, resulting in significant reduction in paperwork. The Bank also replaces the use of virgin paper with recycled paper wherever feasible.

   b. **If yes, what % of goods were sourced sustainably?**

   While the share of sustainably sourced goods across all categories have not been aggregated, the Bank has been tracking the procurement of recycled paper. In 2025-26 recycled paper constituted 34% of our total paper procurement.



3. **Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.**

   Given the nature of the banking business, the Bank does not have 'physical' product offerings in the normal course of its operations and hence reclamation of products is not applicable given the nature of the banking business.

4. **Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.**

   The Bank does not have 'physical' product offerings in the normal course of its operations and hence Extended Producer Responsibility is not applicable given the nature of the banking business.

Leadership Indicators

1. **Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details.**

   N.A.

2. **If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.**

   N.A.

3. **Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).**

Input material cost	Recycled or re-used input material cost to total material cost	
	FY 2025-26	FY 2024-25
Recycled Paper	27%	24%

Note: Recycled paper is one of the key input materials relevant for provision of banking services. In FY 2025-26, recycled paper procurement accounted for 189.33 tCO_2e upstream emissions avoided, compared to 117.92 tCO_2e of emissions avoided in the previous year.

4. **Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused**

	FY 2025-26			FY 2024-25		
	Re-used	Recycled	Safely Disposed	Re-used	Recycled	Safely Disposed
Plastics (including packaging)	-	-	-	-	-	-
E-waste	-	-	-	-	-	-
Hazardous waste	-	-	-	-	-	-
Other waste	-	-	-	-	-	-

Note: Given the nature of the business, the Bank does not engage in offering physical products and hence this is not applicable.

5. **Reclaimed products and their packaging materials (as percentage of products sold) for each product category.**
   N.A.

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. a. Details of measures for the well-being of employees

Category	Total (A)	% of employees covered by									
		Health Insurance		Accident Insurance		Maternity Benefits		Paternity Benefits		Day Care Facilities	
		Number (B)	% (B / A)	Number (C)	% (C/A)	Number (D)	% (D/A)	Number (E)	% (E/A)	Number (F)	% (F/A)
Permanent employees											
Male	1,54,983	1,54,983	100	1,54,983	100	0	0	1,54,983	100	1,54,983	100
Female	56,195	56,195	100	56,195	100	56,195	100	0	0	56,195	100
Total	**2,11,178**	**2,11,178**	**100**	**2,11,178**	**100**	**56,195**	**27**	**1,54,983**	**73**	**2,11,178**	**100**
Other than permanent employees											
Male	18	0	0	0	0	0	0	0	0	0	0
Female	10	0	0	0	0	0	0	0	0	0	0
Total	**28**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Note: All employees are covered under health and accident insurance. Medical expenses and insurance to maternity claims are covered under health insurance.

The Bank has operationalised creche facilities within the premises in certain large offices. We have also tied up with a few external agencies to extend daycare facility to the employees in the other locations.

The Bank undertakes various employee engagement initiatives for the well-being of its employees. For the physical well-being of the employees, the Bank offers medical insurance, medical reimbursements and health check-ups. The Bank supports mental wellbeing of its employees through Employee Assistance Program (EAP) that provides confidential, 24/7 support to employees facing personal or work-related challenges. Bank also publishes mindfulness series where situational coping mechanisms and mindfulness techniques are shared periodically with all employees. Stress management and emotional well-being sessions are also conducted periodically. An Internal Wellness Channel is run to create awareness about the importance of nutrition, exercise, mindfulness and overall well-being of all the employees.

b. Details of measures for the well-being of workers

N.A.

c. Spending on measures towards well-being of employees

	FY 2025-26	FY 2024-25
Cost incurred on well-being measures as a % of total revenue of the company	0.22%	0.21%

Note:

- Well-being measures for employees represents maternity and paternity leave benefits and expenses towards Mediclaim insurance, health check-ups, medical reimbursements, wellness programmes developed by the bank.

- For maternity and paternity benefits, the per day salary is calculated basis the fixed pay at the financial year end or the fixed pay of the employee on the date of leaving, as applicable.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.



2. **Details of retirement benefits for the current and previous financial year**

Benefits	FY 2025-26		FY 2024-25	
	No. of employees covered as a % of total employees	Deducted and deposited with the authority (Y / N / N.A.)	No. of employees covered as a % of total employees	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	Yes	100	Yes
Gratuity	100	Yes	100	Yes
Employee State Insurance (ESI)	N.A.	N.A.	N.A.	N.A.
Others	N.A.	N.A.	N.A.	N.A.

3. **Accessibility of workplaces**
Are the premises / offices accessible to differently abled employees as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

The Bank has recognised the importance of improving infrastructure requirements to facilitate fair and free access for all employees. 2,136 of the Bank's branches and 1,866 ATMs have ramps installed for facilitating access to differently abled stakeholders. The Bank's ATM machines for visually challenged customers operates on a voice guided system with braille enabled keys which can guide in transacting at the ATM.

4. **Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.**
The Bank maintains zero tolerance for any form of discrimination on account of disability. The Equal Opportunity Policy adopted by the Bank ensures that persons with disabilities (PwDs) enjoy equal opportunity, access, and dignity at work. Web link: Equal Opportunity Policy

5. **Return to work and retention rates of permanent employees and workers that took parental leave.**

Benefits	Permanent employees	
	Return to work rate (%)	Retention rate (%)
Male	99.6	81.5
Female	96.5	72.7
Total	**98.8**	**79.2**

Note: Retention rate determines those who returned to work after parental leave ended and were still employed 12 months later.

6. **Is there a mechanism available to receive and redress grievances for the following categories of employees If yes, give details of the mechanism in brief.**

Yes, the Bank has a grievance mechanism for employees. The human resources department engages closely with employees to get a pulse of the sentiment of employees. In the case of grievances, employees have access to the 'My Concern' portal.

7. Membership of employees in association(s) or unions

Category	FY 2025-26			FY 2024-25		
	Total employees in respective category (A)	No. of employees in respective category, who are part of association(s) or union (B)	% (B/A)	Total employees in respective category (A)	No. of employees in respective category, who are part of association(s) or union (B)	% (B / A)
Total Permanent Employees	**2,11,178**	**204**	**0.10**	**2,14,521**	**208**	**0.10**
Male	1,54,983	150	0.10	1,58,449	153	0.10
Female	56,195	54	0.10	56,072	55	0.10

8. Details of training given to employees

Category	FY 2025-26					FY 2024-25				
	Total (A)	On health and safety/ wellness measures		On skill upgradation		Total (D)	On health and safety/ wellness measures		On skill upgradation	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
EMPLOYEES										
Male	1,54,983	1,54,983	100	1,54,531	**99.7**	1,58,449	1,58,449	100	1,55,697	98
Female	56,195	56,195	100	55,887	**99.5**	56,072	56,072	100	55,246	99
Total	**2,11,178**	**2,11,178**	**100**	**2,10,418**	**99.6**	**2,14,521**	**2,14,521**	**100**	**2,10,943**	**98**
OTHER THAN PERMANENT EMPLOYEES										
Male	18	0	0	0	0	24	0	0	0	0
Female	10	0	0	0	0	7	0	0	0	0
Total	**28**	**0**	**0**	**0**	**0**	**31**	**0**	**0**	**0**	**0**

9. Details of performance and career development reviews of employees

The Bank adopts a comprehensive multi-dimensional performance management system that enables strategic alignment, individual goal setting, continuous feedback, and career development by carrying out performance reviews twice a year- (i) mid-year and (ii) annual review.

Management by Objectives (MBO): Employees set predefined and measurable goals after discussions with their supervisors at the beginning of the year. The goals and KRAs are aligned with the strategic objectives set for the year by the senior management and cascaded to the rest of the Bank.

Team Performance Evaluation: The Bank conducts an organization wide survey on sentiment, culture and team experience, which is aggregated and the scores of the same are used as inputs during the annual performance review discussion of managers. Managers are also evaluated based on their team's performance and overall competency. Development needs are identified basis this exercise.

Agile Communication: The Bank encourages ongoing performance conversations between employees and their supervisors and records it formally during mid-year and annual performance review. The appraiser and the appraisee have a joint performance discussion based on the self-evaluation filled by the appraisee. The discussion includes feedback on performance, competencies, development needs and career aspirations, post which the appraiser records his/ her evaluation and overall feedback in the document.

Performance Grading: Performance is evaluated on a 4-point scale. In addition, the Bank has a talent management and review process where HR along with the business or functional heads review the talent at certain periodicity and identifies specific development needs to support their career progression. This translates into training and development initiatives and lateral career movement opportunities for the talent.



Category	FY 2025-26			FY 2024-25		
	Total (A)	No.(B)	% (B/A)	Total (C)	No. (D)	% (D/C)
EMPLOYEES						
Male	1,54,824	1,42,980	92	1,58,287	1,38,899	88
Female	56,141	50,588	90	56,017	48,266	86
Total	2,10,965	1,93,568	92	2,14,304	1,87,165	87

Note: Column 'B' and 'D' comprises all employees that are eligible for performance and career development review. Only employees who have completed the probation period with the Bank are eligible for performance review.

An independent limited assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.

10. **Health and safety management system**

a. **Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage such system?**

HDFC Bank aims to maintain health and safety standards at the workplace. The Bank has a health and safety management system which encompasses of, (i) periodic safety inspection, (ii) an internal portal used by employees to raise safety related concerns and (iii) an emergency response plan.

Safety checks and assessments of the physical infrastructure are carried out periodically. The Bank also conducts several awareness and training programs for its employees and relevant stakeholders.

The Bank has the 'Fire and Life Safety' module on the learning and development platform MPower to ensure employee awareness on how to handle the crisis and how to use the fire safety equipment. Physical training on emergency evacuation drills and training programmes on 'How to Use Fire Extinguishers' are conducted on a regular basis.

To enhance fire preparedness and to ensure safety of the employees, electrical and fire safety audits are carried out in the offices on a pan-India basis.

b. **What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?**

The Bank maintains an internal incident reporting portal which captures incidents across all locations. The concerned teams compile the root cause analysis of the incident and maintain the record of incidents, if any on the portal.

Regular inspection is being carried out by the Bank to ensure identification work-related hazards.

c. **Whether you have processes for employees to report the work-related hazards and to remove themselves from such risks.**

Yes.

d. **Do the employees have access to non-occupational medical and healthcare services?**

The Bank has a comprehensive healthcare programme for all its employees, including preventive healthcare, medical clinic at certain large offices and medical counseling services. The Bank also provides medical insurance to all its employees and medical reimbursement facilities to eligible employees and their dependent family members.

The Bank supports mental wellbeing of its employees through Employee Assistance Program (EAP) that provides confidential, 24/7 support to employees. An internal Wellness Channel is run to create awareness about the importance of nutrition, exercise, mindfulness and overall well-being of the employees.

11. Details of safety related incidents

Safety Incident / Number	Category	FY 2025-26	FY 2024-25
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0	0
	Workers	N.A.	N.A.
Total recordable work-related injuries	Employees	0	0
	Workers	N.A.	N.A.
No. of fatalities	Employees	0	0
	Workers	N.A.	N.A.
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers	N.A.	N.A.

Note:

- The bank's employees are not exposed to risks associated with the provision of services and those associated with the operation of utilities.

- All employees of the Bank are categorised as permanent or other than permanent i.e. on a contract basis. The Bank does not employ any workers; accordingly, worker related KPIs are Not Applicable and the same have not been included in any of the prescribed tables in the BRSR.

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.

12. Describe the measures taken by the entity to ensure a safe and healthy workplace.

The Bank has an Occupational Health and Safety Policy which is overseen by the safety & security team. The Team is equipped with required infrastructure that enables the Bank to ensure a safe workplace for all its employees.

- Fire detection, alarm and firefighting systems are installed.

- Thermography of electrical panels to detect any overheating.

- Regular inspection of sites to identify and resolve hygiene, safety, welfare and security concerns.

- Large offices are equipped with first aid rooms that provide a dedicated, accessible space to treat injury or illnesses while at work. First Aid training was conducted in four regions during National Safety Week.

- During National Safety week/month Safety Pledge was rolled out for the employees to show their commitment for Health and Safety.

Further, a benchmarking and gap assessment is undertaken periodically to assess requisite up-gradations or changes required to benchmark standards on Environment, Health and Safety (EHS).



13. Number of complaints on the following made by employees

	FY 2025-26			FY 2024-25		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working conditions	0	0	-	0	0	-
Health and safety	3	0	Behavioural issue	2	0	Behavioural issue in one case; Other case on office amenities was found to be unsubstantiated

14. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100% assessment as part of safety internal audits.
Working Conditions	90%

Note: A comprehensive employee survey was conducted to assess working conditions. Based on the responses received, 97.96% of the surveyed locations were rated as satisfactory or above, indicating a positive workplace environment.

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

The Bank recognises the importance of a robust Environment, Health and Safety framework to ensure maintenance of benchmark health and safety practices within the organisation. With increased focus on health and well-being, special health check-up camps are conducted on a periodic basis for employees.

Further, as a responsible bank, under the Business Continuity Plan, the Bank conducts robust drills on a periodic basis to ensure readiness in the eventuality of the BCP needing to be activated.

Employees are encouraged to raise safety-related issues, if any, on the 'My Concern' portal on the intranet.

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of employees (Y/N)

Yes, the Bank extends a comprehensive compassion package in the event of death of an employee as detailed below:

- **Payment of Ex-Gratia Scheme:** To provide immediate monetary assistance to the distressed family and financial support and help to recover from the sudden deprivation of the income of the deceased employee, ex-gratia lumpsum amount as per grade up to a certain level is given;

- **Financial support on education** to the dependent children till graduation in India up to a maximum of ₹ 5 lakh per child for 2 children;

- **Compassionate employment:** With an objective to provide support to the family who has lost an earning member due to death of an employee, the kin of the employee is offered employment in the Bank based on the respective educational qualification of the candidate, subject to fulfilment of other eligibility criteria. The Bank also provides the necessary training and skills to the candidate as required.

2. **Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.**

As per the Bank's Code of Conduct, it expects its employees and all third parties it deals with, to adhere to the ethics and values as elucidated in the code. The Bank ensures that taxes/ statutory dues as applicable to the transactions within the remit of the Bank are deducted and deposited in accordance with its laid out standard operating procedures which are in line with extant regulations. The Bank expects its value chain partners, including service providers to be compliant with statutory dues/ other requirements. These form a part of the covenants in the legal contracts between the Bank and its value chain partners.

3. **Provide the number of employees having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:**

	Total no. of affected employees		No. of employees that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY 2025-26	FY 2024-25	FY 2025-26	FY 2024-25
Employees	N.A.	N.A.	N.A.	N.A.

4. **Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement of employment? (Yes / No)**

Yes. The Bank offers a comprehensive suite of learning offerings in facilitator led and self-paced learning formats. The learning offerings cover a wide range of functional, professional development and leadership development themes.

The Bank runs a unique retirement transition programme, 'Life 2.0'. The programme covers financial planning, healthy living and other subject areas to ensure retired employees are gainfully engaged post-retirement.

5. **Details on assessment of value chain partners**

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	Nil
Working conditions	

Note: The Bank's suppliers and vendors are expected to adhere to all applicable laws addressing occupational health and safety. Appropriate covenants are stipulated in the Master Agreements to ensure adherence to labour laws pertaining to employee health and safety.

6. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners.**

Not applicable



PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. **Describe the processes for identifying key stakeholder groups of the entity.**

   HDFC Bank is committed to strong, purpose-driven partnerships with stakeholders through consistent, meaningful engagements throughout the year. By listening intently to their priorities and needs, we identify issues most critical to driving the Bank's value creation while crafting innovative, forward-looking solutions that deliver lasting impact.

   The Bank maps its stakeholders based on their level of interest, influence, and impact on the Bank. This inter alia includes communities, investors, shareholders, employees, customers, value chain partners, regulators and the government.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

Key Stakeholders	Whether identified as Vulnerable & Marginalised Group (Yes / No)	Channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Others	Frequency of engagement (Annually / Half yearly / Quarterly / others - please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Communities	Yes, children, youth, farmer communities	• Planning, Meeting and Exercises – Needs Assessment/ Baseline/ Participatory Rural Appraisal • Focused Group Discussions • Consultative Workshops • Awareness Sessions and Field Demonstrations • Periodic progress reviews and monitoring	Type: Information, Consultation, Participation Frequency: Continuous engagement/ Impact assessment done annually	Poverty and drudgery alleviation, Improvement in quality of education, Appropriate resource management, Environmental sustainability, Improvement in community hygiene and sanitation
Investors / Shareholders	No	Quarterly financial reports, press releases, results conference call and investor presentation and conferences, Analyst day, Investor days, interactions with shareholders and Annual General Meetings (AGMs)	Type: Information, Participation Frequency: Continuous engagements/ Quarterly/Annual	Compliance Governance and ethical practices Economic performance
Employees	No	Employee on-ground and virtual connect by human resources, leadership and manager connect; Engagement and Pulse & Vibes surveys to assess sentiment of employees Employee connect initiatives like talent hunt, wellness initiatives, employee engagements among others	Type: Information, Consultation, Participation Frequency: On-going/ periodic	Employee engagement, Culture and employee experience, Employee wellness and safety, Learning and Development, Inclusive work culture, Work-life balance
Customers	Yes, if they qualify based on specified criteria such as income and/or gender/ disability or any other criteria	Multiple channels – physical and digital, Customer satisfaction surveys, Customer feedbacks, Regular interaction with customers	Type: Information, Consultation Frequency: Continuous	Ease of transacting across channels; Innovative technology applications; Digital finance innovation; Data security; Advanced analytics; Consumer rights protection

Key Stakeholders	Whether identified as Vulnerable & Marginalised Group (Yes / No)	Channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Others	Frequency of engagement (Annually / Half yearly / Quarterly / others - please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Value chain partners	No	Regular meetings, emails, phone calls and surveys	Type: Information Frequency: Continuous engagement/ Annual performance review	Partnership, governance and ethical practices
Regulators & Government	No	Regular meetings, policy updates and ministry directives, mandatory filings with key regulators	Type: Information, Consultation, Participation Frequency: Continuous engagement or as per requirement	Compliance, Social Security schemes, Relevant national mandates

Leadership Indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

The Bank is dedicated to driving positive change and believes that sustainable growth is key to creating long-term value for all the stakeholders.

Active engagement on economic, environmental and social matters is conducted with the relevant stakeholder groups – customers, employees, shareholders, investors, regulators, vendors and communities – on an ongoing basis.

These engagements take place through multiple channels such as town halls, training sessions, social media platforms, customer satisfaction surveys, stakeholder engagement exercises and materiality assessment.

These forums provide valuable insights that help identify key issues, evaluate business practices, mitigate risks, and enhance the Bank's impact across the ecosystem. Feedback from these engagements is analysed and communicated to the Board and Senior Management through a structured process. The Bank ensures that stakeholder concerns are considered in strategic decision-making through the following governance mechanisms:

- The CSR & ESG Committee of the Board is responsible for overseeing the identification, implementation, and monitoring of all the CSR and ESG initiatives. It also ensures transparent reporting and effective communication with stakeholders on CSR, ESG framework and related strategic goals and disclosures.

- The Bank's Board-level Customer Service Committee is constituted to drive continuous improvements in the quality of customer services provided by the Bank and develop innovative measures for enhancing the customer experience and quality of customer service.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. The Bank engages with its key stakeholders on an ongoing basis to identify pertinent environmental and social topics of interest to its stakeholders and addresses them through periodic updates through policies and programmes. The Bank reviewed its material topics through consultations with multiple stakeholder groups. The exercise was designed to identify how various areas impact the Bank's stakeholders. For each of the material topics identified through this consultation



process, the Bank has a robust approach, as detailed in its Integrated Annual Report. The Bank will continue to align its overall strategy in line with material topics identified.

To quote a few examples, the Bank had aligned its ESG reporting with the requirements of SEBI which is one of its key stakeholders. Additionally, the Bank ensures compliance with the requirements of RBI as updated from time to time. The Bank is also cognizant of the evolving needs of its customers and offers new products to cater to customers' preference for ease of transactions across channels. Similarly, the Bank continues to offer new technology driven, best-in-class learning resources to its employees to cater to their learning and development needs. The Bank's CSR programmes are also designed to cater to the local needs and context of the communities they are designed to serve.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalised stakeholder groups.**

    The Bank is committed to addressing the needs of vulnerable and marginalised stakeholder groups through both its financial inclusion strategy and community development initiatives. With the guidance of the Board governed Corporate Social Responsibility (CSR) Policy, the Bank continues to implement well-structured programmes and interventions aimed at improving the well-being of marginalised communities and contributing to their sustainable development.

    The key approach focused on lending to marginal/vulnerable groups is the Bank's Sustainable Livelihoods Initiative, empowering them through access to credit and livelihood support. Over 50% of the Bank's branches are in rural and semi-urban areas, to increase the financial inclusion penetration across the country.

    The Bank actively supports several schemes of the government which inter alia include loans to street vendors, artisans, loans to women entrepreneurs, farmers, contributing to employment generation and improved livelihoods. The Bank has also extended financial support to agri-infrastructure projects, micro food processing, agri clinics and agri-business centres and rural and urban livelihood missions. In FY 2025–26, the Bank enrolled 5.31 million customers under various government social security schemes, including basic banking accounts, low-cost insurance for underprivileged segments, and pension schemes for unorganised sector workers.

    Further, the Bank is committed to expand access to affordable housing. During the year, 62% of home loans (in volume terms) and 34% (in value terms) were approved for customers from economically weaker sections (EWS), low-income groups (LIG), and middle-income groups (MIG).

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees who have been provided training on human rights issues and policy(ies)

Category	FY 2025-26			FY 2024-25		
	Total (A)	No. of employees covered (B)	% (B/A)	Total (C)	No. of employees covered (D)	% (D/C)
EMPLOYEES						
Permanent	2,11,178	2,05,980	98	2,14,521	2,04,683	95
Other than permanent	-	-	-	-	-	-
Total Employees	2,11,178	2,05,980	98	2,14,521	2,04,683	95

Note: Entails training on the Bank's policies and procedures with respect to human rights issues.

2. Details of minimum wages paid to employees.

Category	Total (A)	FY 2025-26				Total (D)	FY 2024-25			
		Equal to Minimum Wage		More than Minimum Wage			Equal to Minimum Wage		More than Minimum Wage	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
EMPLOYEES										
Permanent	2,11,178	0	0	2,11,178	100	2,14,521	0	0	2,14,521	100
Male	1,54,983	0	0	1,54,983	100	1,58,449	0	0	1,58,449	100
Female	56,195	0	0	56,195	100	56,072	0	0	56,072	100
Other than Permanent	28	0	0	28	100	31	0	0	31	100
Male	18	0	0	18	100	24	0	0	24	100
Female	10	0	0	10	100	7	0	0	7	100

3. a. Details of remuneration / salary / wages

	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Board of Directors (BoD)*	4	13,60,30,244	0	0
Key Managerial Personnel (KMP)	2	4,20,90,289	0	0
Employees other than BoD and KMP	1,54,977	6,81,759	56,195	4,81,290

Details of remuneration submitted includes only Executive Directors



Further categorisation of details of remuneration of employees other than Board of Directors and Key Managerial Personnel

Employees other than BoD and KMP	Male		Female	
	Number	Median remuneration / salary / wages of respective category (₹)	Number	Median remuneration / salary / wages of respective category (₹)
Senior Management	231	1,23,85,214	25	1,28,55,956
Middle Management	9,011	40,23,640	1,400	41,19,134
Junior Management	31,491	16,43,000	6,245	15,82,952
Non-Supervisory Staff (Includes sales officers)	1,14,244	5,11,952	48,525	4,26,162

3. b. Gross wages paid to females as % of total remuneration paid

	FY 2025-26	FY 2024-25
Gross wages paid to females as % of wages paid	20%	20%

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes. Refer Section B for details on the authority responsible for implementation and oversight of business responsibility.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues

The Bank strictly adheres to the conduct philosophy adopted, which prohibits the use of child, forced, or compulsory labour. The conduct philosophy includes mechanisms to address issues related to mental or physical coercion, verbal abuse, sexual harassment, sexual abuse and slavery of employees. The Bank maintains a 'zero tolerance' policy on sexual harassment. An internal complaints committee is in place to address such complaints. The Bank also has a whistleblower mechanism that provides a comprehensive framework for capturing and addressing complaints or grievances from the relevant stakeholders.

6. Number of complaints on the following made by employees

	FY 2025-26			FY 2024 -25		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Sexual Harassment	93	19	-	75	10*	-
Discrimination at workplace	0	0	-	0	0	-
Child Labour	0	0	-	0	0	-
Forced Labour / Involuntary Labour	0	0	-	0	0	-
Wages	0	0	-	0	0	-
Other human rights related issues	0	0	-	0	0	-

*Complaints reported as pending at the close of FY 2024-25 were resolved in FY 2025-26.

7. **Complaints filed under the Sexual Harassment of Women at the Workplace (Prevention, Prohibition and Redressal) Act, 2013 (PoSH)**

	FY 2025-26	FY 2024-25
Total complaints reported under Sexual Harassment of Women at the Workplace (Prevention, Prohibition and Redressal) Act, 2013	93	75
Complaints on PoSH as a % of female employees (%)	0.17	0.13
Number of complaints on PoSH upheld	39	24

An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above

8. **Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases**

As a responsible employer, the Bank is committed to creating a culture which is conducive, fair and harmonious amongst its employees. The Bank recognises its responsibility towards safeguarding and protecting women at the workplace from harassment. The Bank has put in place a code of conduct, applicable to all employees of the Bank. The Bank's Internal Committee deals with cases of sexual harassment of women at the workplace and ensures that there is a fair and detailed investigation done in utmost confidentiality, thus ensuring protection to the aggrieved party. Further, the whistleblower policy also serves as a safe mechanism which ensures confidentiality and ensures no discrimination of the complainant.

9. **Do human rights requirements form part of your business agreements and contracts (Yes / No)?**

Yes, the Bank respects and upholds the principles of human rights as established in the United Nations Universal Declaration of Human Rights. Through this commitment, the Bank seeks to institutionalise appropriate policies and processes that safeguard the fundamental rights of all relevant stakeholders.

The Bank's suppliers and vendors are expected to adhere to all applicable laws addressing child, forced or trafficked labour. Appropriate covenants are stipulated in the master agreements to ensure adherence to labour laws and human rights are safeguarded.

10. **Assessments for the year**

	% of offices that were assessed (by entity or statutory authorities or third parties)
Child labour	
Forced / involuntary labour	
Sexual harassment	12.28%
Discrimination at workplace	
Wages	
Others - please specify	NA

Note: The percentage reflects the share of the Bank's total workforce employed at the locations covered that were assessed as part of the Human Rights Assessment.

11. **Provide details of any corrective actions taken or underway to address significant risks / concerns arisingfrom the assessments at Question 10 above**
N.A.



Leadership Indicators

1. **Details of a business process being modified/introduced as a result of addressing human rights grievances / complaints.**

    N.A.

2. **Details of the scope and coverage of any human rights due-diligence conducted.**

    Nil

3. **Is the premise / office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?**

    The Bank is committed to improving infrastructure and services to be more inclusive and also ensure fair and free access for visitors. In terms of accessibility, 2,136 of the Bank's branches and 1,866 ATMs have ramps installed for facilitating access to differently abled stakeholders. Many of the Bank's premises are located on the ground floor or have elevator access. The Branch ATMs are voice-guided and Braille keypads assist visually impaired customers. Further, the Bank also offers doorstep banking services for senior citizens and differently abled customers.

    The Bank has also developed an inclusive and accessible digital ecosystem, ensuring that the Bank's website is usable by all customers, including persons with disabilities.

4. **Details on assessment of value chain partners**

	% of value chain partners (by value of business done with such partners) that were assessed
Sexual Harassment	
Discrimination at workplace	
Child Labour	
Forced Labour / Involuntary Labour	Nil
Wages	
Others - please specify	

    Note: While assessments by value have not been aggregated, for our service providers, there are enabling clauses in the master agreements on adherence to applicable labour legislations. The Bank's vendors and suppliers are expected to adhere to all applicable laws addressing issues related to child, forced, trafficked labour, sexual harassment among others.

5. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.**

    N. A.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. **Details of total energy consumption (in Joules or multiples) and energy intensity**

Parameter	FY 2025-26	FY 2024-25
From renewable sources (in GJ)		
Total electricity consumption (A)	3,45,972.88	66,436.61
Total fuel consumption (B)	-	-
Energy consumption through other sources (C)	-	-
Total energy consumed from renewable sources (A+B+C)	**3,45,972.88**	**66,436.61**
From non-renewable sources (in GJ)		
Total electricity consumption (D)	11,99,818.92	14,10,725.08
Total fuel consumption (E)	6,35,610.20	5,85,716.08
Energy consumption through other sources (F)	-	-
Total energy consumed from non-renewable sources (D+E+F)	**18,35,429.12**	**19,96,441.16**
Total energy consumed (A+B+C+D+E+F) (in GJ)	**21,81,402.00**	**20,62,877.77**
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) (GJ per ₹ in crore)	5.90	5.96
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP) (GJ per USD in million)	12.00	12.32
Energy intensity in terms of physical output (GJ/ Full Time Employees (FTE))	10.33	9.62

Note:

- Energy consumed from fuels include energy from consumption of petrol and diesel in company-owned vehicles and gensets.

- For gensets and company owned vehicles, petrol/diesel purchase data is extracted from the Bank's financial records. The cost of diesel/petrol purchased is converted into litres of petrol/diesel using state-wise/national average rates derived from information available in the public domain.

- A combination of consumption based and spend-based approach is adopted to calculate electricity consumption from local grids – for branches, offices, ATMs and Data Centers.

- Electricity consumption from renewable energy sources is generated through in-house solar rooftops installed at 25 locations and purchased green energy for 233 locations.

- All the intensity related computation across energy, emissions, water and waste are based on Total Revenue, as per the Audited Standalone Financial Statements of the Bank.

- For the purpose of calculation of intensity, adjusted purchasing power parity (PPP), conversion factor @20.34 INR/USD and @20.66 INR/USD as per IMF has been applied for FY2025-26 and FY2024-25 respectively.



Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

2. **Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.**

The Bank is not classified as a Designated Consumer under the Government of India's Perform, Achieve and Trade (PAT) Scheme; therefore, this requirement is not applicable.

3. **Provide details of the following disclosures related to water.**

Parameter	FY 2025-26	FY 2024-25
Water withdrawal by source (in kilolitres)		
(i) Surface water	0	0
(ii) Groundwater	0	0
(iii) Third party water	25,96,364.87	26,02,703.66
(iv) Seawater / desalinated water	0	0
(v) Others	0	0
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	25,96,364.87	26,02,703.66
Total volume of water consumption (in kilolitres)	5,19,272.97	5,20,540.73
Water intensity per of turnover (Total water consumption / Revenue from operations) (kilolitre per ₹ crore)	1.40	1.50
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (kilolitre per PPP adjusted million USD)	2.86	3.11
Water intensity in terms of physical output (Total water consumption / Full Time Employee) (kilolitre per employee)	2.46	2.43

Note:

- Water withdrawn is estimated based on the document by the Central Ground Water Authority (CGWA), which specifies that an office employee consumes 45 litres per day per head. This amount is recorded as water withdrawn from third party source.

- Water discharged is considered as 80% of the water withdrawn from source based on Central Pollution Control Board (CPCB) database report dated December 24, 2009. Therefore, it is assumed that of the total water withdrawal, only 20% is consumed.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

4. **Provide the following details related to water discharged**

	FY 2025-26	FY 2024-25
Water discharge by destination and level of treatment (in kilolitres)		
(i) To surface water		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(ii) To Groundwater		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(iii) To Seawater		
No treatment	0	0
With treatment - please specify level of treatment	0	0
(iv) Sent to third parties		
No treatment	20,77,091.90	20,82,162.93
With treatment - please specify level of treatment	0*	0
(v) Others		
No treatment	0	0
With treatment - please specify level of treatment	0	0
Total water discharged (in kilolitres)	20,77,091.90	20,82,162.93

*The Bank's facilities are connected to municipal wastewater collection systems or to the facility-owner's wastewater treatment systems or local procedures. The Bank has sewage treatment plants installed at certain select locations and is in the process of streamlining data collection.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

5. **Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.**

The Bank does not generate industrial wastewater, as the operations are primarily service led. The Bank's facilities are either connected to municipal wastewater collection systems or to the facility-owner's wastewater treatment systems. The wastewater generated by the Bank's activities are therefore directed to the established systems where it is treated appropriately as per the discretion of the municipal agencies/ facility owner (third parties).

6. **Details of air emissions (other than GHG emissions) by the entity**

Parameter	Unit	FY 2025-26	FY 2024-25
NOx	Metric Tonnes	291.44	308.25
SOx	Metric Tonnes	23.00	24.32
Particulate Matter (PM)	Metric Tonnes	9.11	9.63
Persistent organic pollutants (POP)	N.A.	-	-
Volatile organic compounds (VOC)	N.A.	-	-
Hazardous air pollutants (HAP)	N.A.	-	-
Others - please specify	N.A.	-	-



Note: The NOx, SOx and PM emissions provided above are attributed to diesel consumption in DG sets within the Bank's operational boundary. These emissions have been calculated using site-specific data and emission factors published by the USEPA.

While the nature of banking operations does not typically result in significant air emissions, the Bank is cognisant of air quality within its premises. As a proactive measure, the Bank has undertaken the estimation and disclosure on air emissions.

7. **Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity**

Parameter*	Unit	FY 2025-26				FY 2024-25			
		CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	HFCs (tCO_2e)	CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	HFCs (tCO_2e)
Total Scope 1 emissions (GHG: CO_2, CH_4, N_2O, HFCs)	Metric tonnes of CO_2 equivalent	45,401.52	67.14	659.64	45,721.21	42,024.21	61.21	562.76	35,351.32
		Total: 91,849.51				Total: 77,999.50			
Total Scope 2 emissions (GHG: CO_2)	Metric tonnes of CO_2 equivalent	2,36,495.41				2,84,877.91			
Total Scope 1 and Scope 2 emission intensity per ₹ Crore of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	Metric tonnes of CO_2e / Revenue (₹ in crore)	0.89				1.05			
Total Scope 1 and Scope 2 emission intensity per Million USD of turnover adjusted for Purchasing Power Parity (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	Metric tonnes of CO_2e / Revenue (USD in million)	1.81				2.17			
Total Scope 1 and Scope 2 emission intensity in terms of physical output	$MTCO_2e$ per Full time employee (FTE)	1.55				1.69			

Note:

- Scope 1 emissions include emissions from company-owned cars, company-owned diesel gensets, fugitive emissions from air conditioners and fire extinguishers.

- For the computation of emissions from company-owned cars and company-owned gensets, emission factors from Intergovernmental Panel on Climate Change (IPCC) guidelines 2006 have been applied to quantities deemed for energy consumption in Principle 6, Essential Indicators: Question 1.

- Fugitive emissions from fire extinguishers are estimated using operational assets and public factors on leakage from USEPA guidance, with Global Warming Potential (GWP) values derived from IPCC Sixth Assessment Report (AR6). The increase in Scope 1 emissions during the reporting year is attributable to the expansion of company-owned vehicle fleet and enhancing the coverage of fire extinguishers installed in the Bank's operational boundary. A significant portion of these emissions is associated with a specific type of fire suppression agent with a comparatively higher global warming potential (GWP). As part of its ongoing efforts to reduce environmental impact, the Bank is gradually replacing these systems with lower-GWP fluoroketone-based alternative systems, which have substantially lower greenhouse gas emission impacts.

- For air conditioners, the Bank's operational assets define the boundary. Emissions are estimated using India's refrigerant usage trends, vendor-provided average refrigerant capacities, leakage assumptions from Council on Energy, Environment and Water (CEEW)and GWP derived factors from IPCC AR 6.

- Scope 2 emissions are reported using a combination of consumption based and spend-based data. The reported figures are derived using market-based approach with grid emission factor from Version 21 of the Central Electrical Authority's CO_2 database.

- The reduction of in Scope 2 emissions is primarily attributed to the procurement of renewable energy, sourced through rooftop solar installations and green power purchase.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

8. **Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.**

   Yes. The Bank recognises the environmental impact of its operations and continues to undertake initiatives aimed at improving energy efficiency, increasing renewable energy adoption and reducing greenhouse gas emissions across our facilities.

   During FY 2025-26, the Bank continued to strengthen its low-carbon mobility and energy efficiency initiatives. The expansion of the EV fleet during FY 2025-26 is estimated to have the potential to avoid approximately 12.55 tCO_2e emissions annually. Additionally, the installation of BEE 4-star and 5-star rated air conditioners across facilities is estimated to deliver potential annual energy savings of 776.79 MWh and avoid approximately 551.52 tCO_2e emissions per year compared to conventional alternatives.

   To enhance the share of renewable energy in our operations, the Bank has progressively integrated clean energy sources into its power consumption mix. As of March 31, 2026, the Bank had commissioned 25 rooftop solar plants with a cumulative installed capacity of 754.39 kWp across locations in India. These installations contributed to an emissions reduction of 516.94 tCO_2e during the year.

   The Bank expanded the adoption of green power during FY 2025-26. As of March 31, 2026, 233 locations were operating on 100% green power. Consequently, the Bank's renewable energy consumption increased from 66,436.61 GJ in FY 2024-25 to 3,45,972.88 GJ in FY 2025-26, contributing to a reduction of approximately 67,716.60 tCO_2e in Scope 2 emissions.

   Further, the Bank adopts a holistic approach towards sustainable infrastructure development by assessing all new projects for the feasibility of green building certification under the Indian Green Building Council (IGBC) framework. As of March 31, 2026, a total of 3,247 banks premises have been green certified by the Indian Green Building Council (IGBC).



9. **Provide details related to waste management by the entity**

Parameter	FY 2025-26	FY 2024-25
Total Waste generated (in metric tonnes)		
Plastic waste (A)	53.80	105.91
E-waste (B)	102.96	165.39
Bio-medical waste (C)	-	-
Construction and demolition waste (D)	-	-
Battery waste (E)	39.14	34.13
Radioactive waste (F)	-	-
Other Hazardous waste (G) (Includes DG Oil waste)	130.66	69.06
Other Non-hazardous waste generated (H)	213.49	297.02
Sector specific - Paper waste (I)	3,537.01	3,401.59
Total (A + B + C + D + E + F + G + H + I)	**4,077.06**	**4,073.11**
Waste intensity per rupee of turnover (Total waste generated / Revenue from operations) (MT / ₹ in crore)	0.01	0.01
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP) (MT per adjusted USD in million)	0.02	0.02
Waste intensity in terms of physical output (Total waste generated per Full time employee (FTE))	0.02	0.02

For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)	FY 2025-26	FY 2024-25
Category of waste		
(i) Recycled	312.82	421.82
(ii) Re-used	-	-
(iii) Other recovery operations	-	-
Total	**312.82**	**421.82**

For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)	FY 2025-26	FY 2024-25
Category of waste		
(i) Incineration	-	-
(ii) Landfilling	-	-
(iii) Other disposal operations	3,764.24	3,651.29
Total	**3,764.24**	**3,651.29**

Note:
- Due to the nature of operations of the Bank, no bio-medical, construction & demolition, and radioactive waste attributable to the Bank was generated.

- E-Waste generated, recycled and disposed, includes IT related e-waste and datacentre e-waste which is centrally managed and recycled through authorised vendors.

- Paper waste majorly constitutes paper procured for the Bank's own use and is shown as sector-specific paper waste. The quantity of waste generated is assumed to be disposed through other disposal operations.

- Generation of plastic waste, hazardous waste, some quantities of paper & e-waste and non-hazardous waste are extrapolated based on actual data collected at select locations and the quantity of waste generated is assumed to be disposed through other disposal operations.

- Waste quantities mentioned here include waste generated in owned our facilities where waste segregation and recycling have been implemented, except for e-waste – which includes IT e-waste and paper from other locations as well. The waste generated is estimated by collecting data from select locations which is then extrapolated using employee count as the operational proxy.

- The significant variation in used DG oil waste generated is linked to the maintenance schedule and operational requirements of DG sets during the reporting period.

Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, an independent reasonable assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

10. **Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.**

The Bank does not engage in manufacturing activities and therefore does not involve the use of hazardous and/or toxic chemicals in its products and service delivery. The Bank, however, remains committed to the responsible handling and management of waste. To strengthen our waste management, the Bank has implemented an internal Standard Operating Procedure (SOP) outlining the approach to collection, segregation and disposal of waste across office premises.

Dry waste generated at select large offices is segregated at source and sent to authorised vendors for recycling and responsible disposal. In FY 2025-26, approximately 312.82 tonnes of waste was diverted from landfill through recycling initiatives.

In addition, the Bank ensured responsible management of IT e-waste and battery waste generated across its premises and co-located data centres by engaging authorised recyclers. During the year, 96.97 tonnes of e-waste and 39.14 tonnes of battery waste were recycled, supporting the Bank's efforts towards resource recovery and circular economy practices.

11. **If the entity has operations/offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details.**

Given the nature of the business, the Bank does not have any operations or offices in ecologically sensitive areas.

12. **Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year.**

N.A.



13. **Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and Rules thereunder (Y / N). If not, provide details of all such non-compliances.**

The Bank is committed to ensuring adherence to applicable environmental laws and regulations. There have been no instances of non-compliance with respect to the above-mentioned regulations.

Leadership Indicators

1. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres)**

   For each facility / plant located in areas of water stress, provide the following information:

   (i)   Name of the area

   (ii)   Nature of operations

   (iii) Water withdrawal, consumption and discharge

   N. A.

Please provide details of total Scope 3 emissions & its intensity, in the following format:

Parameter*	Unit	FY 2025-26			FY 2024-25		
		CO_2 Emissions (tCO$_2$e)	CH_4 Emissions (tCO$_2$e)	N_2O Emissions (tCO$_2$e)	CO_2 Emissions (tCO$_2$e)	CH_4 Emissions (tCO$_2$e)	N_2O Emissions (tCO$_2$e)
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO^2 equivalent	2,27,208.97			2,30,310.04		
Total Scope 3 emissions per ₹ crore of turnover	Metric tonnes of CO_2 per ₹ in crore	0.61			0.67		
Total Scope 3 emission intensity	tCO$_2$e / Full time employee (FTE)	1.08			1.07		

Note:

For Scope 3 GHG emissions, the Bank reports on the below categories:

- **Category 3 -** Fuel and energy-related activities: Emissions were estimated using activity data and corresponding emission factors. For fuel-related emissions (Well-to-Tank), the quantities of diesel and petrol consumed in company-owned vehicles, as well as diesel used in DG generators, were considered. Upstream emission factors were sourced from the latest DEFRA 2025 database to account for upstream emissions from extraction, refining, and transportation. For electricity transmission and distribution (T&D) losses, consumption data for non-renewable electricity was obtained from internal electricity sheets. Applicable T&D loss percentages and emission factors were derived from CEA 2025 and All India Electricity Statistics 2025. Renewable electricity procured through eligible renewable mechanisms, where applicable, was excluded from the T&D loss calculation.

- **Category 5** - Waste generated in operations: Emissions for e-waste, battery waste, and paper are estimated using emission factors for applicable waste treatment and disposal pathways including recycling and authorized disposal, using emission factors sourced from USEPA 2025. For the computation of waste quantities, refer notes given under Principle 6, Essential Indicators: Question 9.

- **Category 6** - Business travel: Emissions from cab hire are estimated based on distance travelled, derived from expense records. Air and rail travel distances are derived from trip records in the financial system and supplemented with public distance sources. If the distance derived is domestic, emission factors from the India GHG Programme have been applied. For international travel, emission factors from DEFRA 2025 based on applicable cabin class have been used and Radiative Forcing (RF) multiplier was applied.

- **Category 7** - Employee Commute: The distance travelled by the Bank's employees on daily basis to travel to work was computed basis the results from a Commute Survey carried out by the Bank, during the year. Annual commute distance per employee was calculated based on the survey and mode-specific emission factors from the India GHG Programme for ICE vehicles. For electric vehicles, emissions were calculated using data from the study titled "Electrical Consumption of Two-, Three-, and Four-Wheel Light-Duty Electric Vehicles in India". Emissions were averaged by RBI classification and scaled up to reflect the total commute emissions of the entire bank.

- **Category 8:** Upstream Leased Assets (Electricity consumption at ATMs with no operational control) – Electricity consumption at these locations has been derived using internally derived benchmarks (i.e. Geo-climatic averages of kWh consumption from other offsite ATMs).

An independent limited assurance has been carried out by SGS India Private Limited for the FY 2025-26 indicators in the table above.

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.**

    Given the nature of business, the Bank does not have significant direct impacts on biodiversity. However, the Bank does ensure that the large industrial, infrastructure projects it lends to, is in compliance with all extant environmental regulations, including those linked to biodiversity.

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following:**

Sr. No	Initiative undertaken	Details of the initiative	Outcome of the initiative
1.	Adoption of Solar Power	Ccumulative rooftop solar power generation capacity of 754.39 kWp across 25 office locations.	The rooftop solar plants installation fulfilled 728.08 MWh of electricity requirement, resulting in an estimated emissions reduction of 516.94 tCO_2e.
2.	Green Power	Green power accessed at 233 bank premises	In FY 2025-26, use of 95,375.50 MWh of green power, resulting in the avoidance of approximately 67,716.60 tCO_2e emissions.
3.	Expansion of EV Fleet	In FY 2025-26, the Bank increased its EV fleet as part of the total company car fleet.	The expansion of EV fleet in FY 2025-26, may have contributed to an estimated reduction of 12.55 tCO_2e in emissions.
4.	Installation of Energy Efficient Systems	The Bank deployed BEE rated 4-star and 5-star rated air conditioners across several facilities to enhance energy efficiency.	During FY 2025-26, the procurement and installation of BEE 4-star and 5-star rated air conditioners is estimated to have resulted in potential energy savings of 776.79 MWh and an associated potential reduction of 551.52 tCO_2e emissions compared to conventional alternatives.
5.	Procurement of Recycled Paper	In FY 2025–26, the Bank procured 861.11 metric tonnes of recycled stationery paper, accounting for 34.1% of total paper procurement during the year.	The procurement of recycled paper contributed to savings of 189.33 tCO_2e in upstream emissions, representing a 60.7% increase over FY 2024-25.



5. **Does the entity have a business continuity and disaster management plan?**

    Yes, the Bank has a comprehensive Business Continuity Program certified under ISO 22301:2019 that ensures the reliability and seamless continuity of operations. Additionally, The Bank's business continuity programme overseen by the Business Continuity Steering Committee and chaired by the Chief Risk Officer, ensures the reliability and continuity of critical business operations and the accelerated resumption of services post-incident. The Business Continuity Programme defines clear roles and responsibilities across Crisis Management, Business Recovery, Emergency Response, and IT Disaster Recovery teams, and is subject to regular internal, external, and regulatory reviews.

    The Bank imbibes highest standards of information and cyber security practices and data privacy measures. Proactive measures are taken to ensure the data protection and maintenance of customer trust.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.**

    The Bank is cognisant of the impact that its value chain may have on the environment. The Bank's ESG Risk Management Framework incorporates Environmental and Social due diligence for certain large exposures.

    The Bank verifies the borrowers' compliance with statutory laws and regulations, at regular intervals. As regulatory frameworks continue to evolve, we ensure ongoing compliance through active monitoring and alignment with best practices.

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

    As a part of the regular credit monitoring process, the Bank assesses, relevant issues regarding environmental & social issues and the impact of climate change on the borrower's operations.

8. **How many green credits have been generated or procured?**

    (a) **By the company -** Nil

    (b) **By the top ten (in terms of value of purchases and sales respectively) value chain partners -** Data not available

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY   POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. a.   **Number of affiliations with trade and industry chambers / associations.**

   The Bank is a member of 9 trade and industry chambers/associations.

   b.   **List of top 10 trade and industry chambers/associations (determined based on the total members of such body) the entity is a member of/affiliated to**

S. No.	Name of the trade and industry chambers / associations	Reach of trade and industry chambers / associations (State / National)
1	Bombay Chambers of Commerce and Industry	National
2	Indian Banks' Association	National
3	International Swaps & Derivatives Association	International
4	Secondary Loan Market Association	National
5	Foreign Exchange Dealers' Association of India (FEDAI)	National
6	Fixed Income Money Market and Derivatives Association of India (FIMMDA)	National
7	National Association of Software and Services Companies (NASSCOM)	National
8	Association of Portfolio Managers in India	National
9	Primary Dealers' Association of India	National

2. **Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.**

Name of authority	Brief of the case	Corrective action taken
Nil	N.A.	N.A.

There have been no cases of anti-competitive conduct by the Bank.

Leadership Indicators

1. **Details of public policy positions advocated by the entity**

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board (Annually / Half yearly / Quarterly / Others – please specify)	Web Link, if available

N.A. The Bank does not engage in policy advocacy.
The Bank, however, does participate in external meetings pertaining to the banking sector and may provide feedback/recommendations on emerging regulations and other relevant issues.



PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. **Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.**

   N.A.

   As per the BRSR, this section pertains to Social Impact Assessment in compliance with Right to Fair Compensation & Transparency in Land Acquisition, Rehabilitation and Resettlement Act, 2013. Given the nature of the business of the Bank, this is not applicable.

2. **Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity.**

   N.A.

3. **Describe the mechanisms to receive and redress grievances of the community.**

   Internally there is a robust mechanism in place for the redressal of all grievances/complaints related to CSR project raised by the community stakeholders. There is a dedicated email id CSR-Compliance@hdfc.bank.in displayed on the bank's website for receiving community grievances/complaints. Further there is a designated team and internal committee formed that evaluates and redresses such grievances received.

4. **Percentage of input material (inputs to total inputs by value) sourced from suppliers.**

	FY 2025-26	FY 2024-25
Directly sourced from MSMEs/ small producers	11%	10%
Directly from within India	97%	98%

   An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.

5. **Job creation in smaller towns – Disclose remuneration paid to persons employed (including employees employed on a permanent or contract basis) in the following locations, as % of total remuneration**

Location	FY 2025-26	FY 2024-25
Rural	4%	4%
Semi-urban	14%	14%
Urban	22%	22%
Metropolitan*	60%	60%

   * Includes employees posted at overseas locations

   An independent reasonable assurance has been carried out by SGS India Private Limited on the FY 2025-26 indicators in the table above.

Leadership Indicators

1. **Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above).**

   N.A.

2. **Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies.**

S. No.	State	Aspirational District	Amount spent (₹ in crore)
1	Andhra Pradesh	Ramanathapuram	0.01
2	Andhra Pradesh	Visakhapatnam	4.00
3	Andhra Pradesh	Vizianagaram	0.06
4	Andhra Pradesh	Y.S.R. Kadapa	0.76
5	Arunachal Pradesh	Namsai	0.05
6	Assam	Baksa	1.26
7	Assam	Barpeta	1.84
8	Assam	Darrang	3.33
9	Assam	Dhubri	1.40
10	Assam	Goalpara	0.82
11	Assam	Hailakandi	0.35
12	Assam	Udalguri	3.24
13	Bihar	Araria	2.35
14	Bihar	Aurangabad	0.05
15	Bihar	Banka	1.65
16	Bihar	Begusarai	0.46
17	Bihar	Gaya	1.01
18	Bihar	Jamui	1.66
19	Bihar	Katihar	2.76
20	Bihar	Khagaria	0.05
21	Bihar	Muzaffarpur	5.52
22	Bihar	Nandurbar	0.01
23	Bihar	Nawada	1.71
24	Bihar	Purnia	0.44
25	Bihar	Sheikhpura	0.05
26	Bihar	Sitamarhi	2.60
27	Chhattisgarh	Balrampur	1.07
28	Chhattisgarh	Bastar	4.82



S. No.	State	Aspirational District	Amount spent (₹ in crore)
29	Chhattisgarh	Bijapur	0.44
30	Chhattisgarh	Dantewada	3.50
31	Chhattisgarh	Kanker	3.89
32	Chhattisgarh	Kondagaon	5.27
33	Chhattisgarh	Korba	0.05
34	Chhattisgarh	Mahasamund	1.69
35	Chhattisgarh	Narayanpur	2.30
36	Chhattisgarh	Rajnandgaon	2.43
37	Chhattisgarh	Sukma	2.88
38	Gujarat	Dahod	0.05
39	Gujarat	Narmada	0.06
40	Haryana	Mewat	0.05
41	Himachal Pradesh	Chamba	2.74
42	Jammu Kashmir	Baramulla	1.13
43	Jammu Kashmir	Kupwara	1.27
44	Jharkhand	Bokaro	3.13
45	Jharkhand	Chatra	2.28
46	Jharkhand	Dumka	3.35
47	Jharkhand	Garhwa	0.05
48	Jharkhand	Giridih	2.43
49	Jharkhand	Godda	3.41
50	Jharkhand	Gumla	3.62
51	Jharkhand	Hazaribagh	1.64
52	Jharkhand	Khunti	1.04
53	Jharkhand	Latehar	0.05
54	Jharkhand	Lohardaga	1.04
55	Jharkhand	Pakur	2.94
56	Jharkhand	Palamu	2.15
57	Jharkhand	Pashchimi Singhbhum	0.00
58	Jharkhand	Purbi Singhbhum	0.06
59	Jharkhand	Ramgarh	2.62
60	Jharkhand	Ranchi	6.18
61	Jharkhand	Sahibganj	1.29
62	Jharkhand	Simdega	12.65
63	Karnataka	Bijapur	0.06
64	Karnataka	Raichur	2.23
65	Karnataka	Yadgir	0.72
66	Kerala	Wayanad	2.67
67	Madhya Pradesh	Barwani	0.91

S. No.	State	Aspirational District	Amount spent (₹ in crore)
68	Madhya Pradesh	Chhatarpur	1.67
69	Madhya Pradesh	Damoh	0.06
70	Madhya Pradesh	Guna	1.47
71	Madhya Pradesh	Khandwa	2.50
72	Madhya Pradesh	Rajgarh	0.05
73	Madhya Pradesh	Singrauli	2.57
74	Madhya Pradesh	Vidisha	0.05
75	Maharashtra	Aurangabad	2.25
76	Maharashtra	Gadchiroli	4.46
77	Maharashtra	Nandurbar	4.48
78	Maharashtra	Osmanabad	4.99
79	Maharashtra	Washim	3.83
80	Manipur	Chandel	0.78
81	Meghalaya	Ribhoi	5.56
82	Odisha	Balangir	0.05
83	Odisha	Dhenkanal	3.56
84	Odisha	Gajapati	0.05
85	Odisha	Kalahandi	4.36
86	Odisha	Kandhamal	4.40
87	Odisha	Koraput	1.67
88	Odisha	Malkangiri	7.33
89	Odisha	Nabarangpur	0.05
90	Odisha	Nuapada	0.05
91	Odisha	Rayagada	0.45
92	Punjab	Firozpur	1.27
93	Punjab	Moga	2.87
94	Rajasthan	Baran	0.52
95	Rajasthan	Dholpur	0.49
96	Rajasthan	Jaisalmer	3.58
97	Rajasthan	Karauli	3.53
98	Rajasthan	Sirohi	5.89
99	Sikkim	West Sikkim	3.52
100	Tamil Nadu	Ramanathapuram	3.96
101	Tamil Nadu	Virudhunagar	0.06
102	Telangana	Asifabad	1.90
103	Telangana	Bhadradri	4.18
104	Tripura	Dhalai	0.47
105	Uttar Pradesh	Bahraich	2.49
106	Uttar Pradesh	Balrampur	2.74



S. No.	State	Aspirational District	Amount spent (₹ in crore)
107	Uttar Pradesh	Chandauli	1.70
108	Uttar Pradesh	Chitrakoot	0.05
109	Uttar Pradesh	Fatehpur	0.29
110	Uttar Pradesh	Shrawasti	1.87
111	Uttar Pradesh	Siddharthnagar	2.68
112	Uttar Pradesh	Sonbhadra	5.22
113	Uttarakhand	Haridwar	5.00
114	Uttarakhand	Udham Singh Nagar	2.64

3. **(a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised / vulnerable groups? (Yes / No)**

No.

(b) From which marginalised/vulnerable groups do you procure?

N.A.

(c) What percentage of total procurement (by value) does it constitute?

N.A.

4. **Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge.**

N.A.

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.**

N.A.

6. **Details of beneficiaries of CSR Projects**

S. No.	CSR Project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Rural development	14,54,908	100
2	Skill training and livelihood enhancement	3,50,100	100
3	Promoting education	54,577	100
4	Environmental sustainability	37,306	100
5	Healthcare & hygiene	17,454	100
6	Natural Resource Management	6,788	100

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

   The Bank has adopted a well laid out Customer Service Approach and all its products and processes are customer centric to ensure seamless and quality customer service.

   Customers are informed about the channels available for redressal of grievances. Some of these channels where complaints are received are the retail branch, phone banking, virtual channels, e-mails, grievance redressal cell, Principal Nodal Office, social media platforms, toll free number, virtual channels, letters amongst others. Complaints are also inter alia received through external sources including regulatory bodies, RBI Ombudsman, National Consumer Help Line and Centralised Public Grievance Redress and Monitoring System (CPGRAMS).

   The Bank has a Complaint Management System, 'CRM Next' for recording, resolving and monitoring of the complaints received. The Cards Business Customer Interface system is used for recording of credit card related complaints. Turnaround times are prescribed for various categories of complaints. On adequate resolution of the case, the same is communicated to the customer.

   With a view to improve efficiency of the Grievance Redressal Mechanism in the Bank, a formal four level Grievance Redressal Mechanism is available:

   Centralised Public Grievance Redress and Monitoring System:

   Level-1: Resolution of first-time complaints received at any of the customer facing channels

   Level-2: Complaints escalated to Grievance Redressal Cell

   Level-3: Complaints escalated to the Principal Nodal Officer

   Level-4: If the complaints are still not resolved to the satisfaction of the customer, they have the option to approach the RBI Ombudsman.

   A complaint review mechanism has been implemented to ensure a proper review of a rejected customer complaint to ensure decisions are unbiased and fair prior to the same being communicated to the customer. Further, as per extant guidelines, the Bank has appointed three internal Ombudsmen to ensure that all rejections / denials are independently reviewed by them.

2. **Turnover of products and / services as a percentage of turnover from all products / service**

	As % of total turnover
Environmental and social parameters relevant to the product	
Safe and responsible usage	N.A. given the nature of the banking business
Recycling and or safe disposal	



3. **Number of consumer complaints in respect of the following**

	FY 2025-26			FY 2024-25		
	Received during the year	Pending resolution at end of year*	Remarks	Received during the year	Pending resolution at end of year*	Remarks
Data privacy	1	0	-	1	0	-
Advertising	97	3	-	43	0	-
Cyber-security	0	0	-	0	0	-
Delivery of essential services	4,020	53	-	3,166	27	-
Restrictive Trade Practices	-	-	-	-	-	-
Unfair Trade Practices^	16,921	376	-	12,100	145	-
Others	6,06,766	20,477	-	4,42,156	16,133	-

*Pending cases are within the stipulated turnaround time (TAT) of the Bank.

^Also includes complaints on Restrictive Trade Practices

4. **Details of instances of product recalls on account of safety issues**

	Number	Reasons for recall
Voluntary recalls	Nil	-
Forced recalls	Nil	-

5. **Does the entity have a framework / policy on cyber security and risks related to data privacy? (Yes / No) If available, provide a web-link of the policy.**

Yes. The links for cyber security and data privacy are as under:

Cyber Security Measures
Data Privacy

The Bank has a board approved Cyber Security and Information Security Policy. The primary purpose of the Information Security Policy is to provide guidance on the Information Security controls that are applicable to various processes, services, people, IT and other assets across the Bank. The Bank's Information Security policy is based the guidelines provided by the regulator on Information Security, Electronic Banking, Technology Risk Management, Cyber Frauds and industry standards (ISO 27001:2022 and the NIST 2.0 Cybersecurity Framework). This inter alia covers critical areas of IT governance, information security, IS audit, IT operations, IT services outsourcing, cyber fraud, business continuity planning, customer awareness programmes and legal aspects.

The Bank's Cybersecurity Framework ensures that appropriate cyber security practices are followed across the Bank's information systems. The Bank's Cybersecurity Framework consists of key components -- identify, protect, detect, respond and recover. The Bank has a Security Operations Center (SOC), an upgraded monitoring and detection solution, 24x7 defacement monitoring and vulnerability management of the Bank's internet properties, a dedicated programme for attack surface management, antivirus / malware programme, patch management and penetration testing amongst others to fortify the Bank's assets, infrastructure and applications.

Data Privacy Framework

- **Privacy Governance:** The Bank has established a robust privacy governance framework that guides data privacy. This framework includes designated data privacy officer (DPO), cross-functional privacy teams and a clear chain of responsibility for privacy-related matters.

- **Data Collection and Use:** The Bank is committed to transparent data collection and responsible use of personal information. The Bank communicates the purposes for which the data is collected. Individuals are provided with clear and concise privacy notices and are given the opportunity to provide informed consent for data processing activities.

- **Security and Data Protection:** The Bank is committed to safeguarding personal information against unauthorised access, disclosure or misuse. A comprehensive multi-layered security strategy is implemented to achieve this goal. This includes robust encryption protocols, strict access controls, reliable firewalls and regular security assessments.

- **Privacy Education and Awareness:** The Bank is committed to fostering a privacy-conscious culture within the organisation. The Bank provides privacy training and awareness programmes to employees, emphasising their roles and responsibilities in protecting personal information. E-learning programmes, regular privacy updates and communication channels are maintained to keep employees informed about privacy-related matters, emerging risks and best practices.

- **Privacy by Design:** Privacy is a fundamental consideration in the development of our products, services and systems. The Banks embraces the principles of 'privacy by design' to embed privacy safeguards into our processes from the outset. The Bank has established a process of performing data protection/privacy impact assessment to identify any privacy risk in any new/existing offerings of the Bank.

6. **Provide details of any corrective actions taken or underway on issues relating to advertising and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.**

   The Bank's 'CRM Next' system has the capability to record and categorise grievances into various types and maintain turnaround times for specific categories and sub-categories of grievances. Through the auto escalation mechanism there is more effective monitoring.

7. **Provide the following information relating to data breaches:**

   a. **Number of instances of data breaches:**

      1

   b. **Percentage of data breaches involving personally identifiable information of customers**

      0.23%

   c. **Impact, if any, of the data breaches**

      The impact was minimal and limited to lead-generation application used for onboarding potential customers.

      An independent reasonable assurance has been carried out by SGS India Private Limited on Question 7(b) for FY 2025-26



Leadership Indicators

1. **Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).**

    The weblink is: http://www.hdfc.bank.in

    Details of the nodal officers of the Bank with their contact details are also provided on the website.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and / or services.**

    The Bank's Corporate Commitment and Citizens Charter elucidates on these aspects. The link is:

    HDFC Bank's Corporate Commitment
    HDFC Bank Citizen's Charter

    As a socially responsible corporate and leader in banking, the Bank recognises the importance of educating the public about safe banking practices in the era of digital payments. The Bank launched the 'Vigil Aunty' campaign to find an effective and creative way of educating and protecting Indians from fraudsters in an entertaining way. Further details are in the link below:

    Vigil Aunty - Use Secure Banking Services for a Fraud Free India | HDFC Bank

3. *Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.*

    The Bank takes proactive measures to ensure the reliability and seamless continuity of its operations. The Bank prioritises the highest standards of information and cyber security practices and data privacy measures, ensuring protection of sensitive data and maintaining the trust of its customers. Additionally, the ISO 22301:2019 certified Business Continuity Programme ensures the reliability and seamless continuity of operations. The Business Continuity Programme is designed to align with regulatory guidelines and undergoes thorough reviews and audits. The Bank's Business Continuity Programme helps manage continuity of critical business operations and accelerated resumption of services post the incident

4. *Does the entity display product information on the product over and above what is mandated as per local laws? (Yes /No / Not applicable) If yes, provide details in brief. Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes / No)*

    Customer feedback is critical, and respective teams are expected to define actionable items to improve the customer experience and share best practices to ensure consistent delivery across the bank. The Bank recognises the importance of the simple 'listen-learn-act' process to build a strong customer-centric culture.

    The Bank's Net Promoter Score (NPS) measures customer satisfaction on a pan-India basis and across a suite of products and services. The NPS, which is branded "Infinite Smiles" is an ongoing survey. In FY 2025-26, 2 million customers responded to the survey and the overall NPS holds firm at 70, underscoring sustained customer advocacy year on year.



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

INDEPENDENT ASSURANCE STATEMENT

Independent Assurance Statement to HDFC Bank Limited on its BRSR Core report for FY 2025-26

The Board of Directors,

HDFC Bank Limited
Lodha I Think Techno Campus,
Alpha Building, 7th Floor,
Kanjurmarg East,
Mumbai- 400042

Nature of the Assurance

SGS India Private Limited (hereinafter referred to as 'SGS India') was engaged by HDFC Bank Limited (the 'Company') to conduct an independent assurance of the Company's BRSR Core attributes pertaining to the reporting period of April 1, 2025, to March 31, 2026. SGS India has conducted a Reasonable level of Assurance for BRSR core parameters. This assurance engagement was conducted in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410.

Reporting Framework

The Report has been prepared following the

1. Master Circular for compliance with the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 by listed entities: BRSR Core and Non-Core Framework for Assurance and ESG Disclosures for Value Chain (Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026), dated 30 January 2026.
2. Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard.

Intended Users of this Assurance Statement

This Assurance Statement is provided with the intention of informing all HDFC Bank Limited's Stakeholders.

Responsibilities

The information in the report and its presentation are the responsibility of the management of the Company. SGS India has not been involved in the preparation of any of the material information included in the report.

Our responsibility is to express an opinion on the text, data, and statements within the defined scope of assurance, aiming to inform the management of the Company, and in alignment with the agreed terms of reference. We do not accept or assume any responsibility beyond this specific scope. The Statement shall not be used for interpreting the overall performance of the Company, except for the aspects explicitly mentioned within the scope.

Assurance Standard

SGS has conducted an engagement in accordance with the International Standard on Assurance Engagement (ISAE) 3000(revised) and ISAE 3410 (Assurance Engagements other than Audits or Reviews of Historical Financial Information). Our evidence-gathering procedures were designed to obtain a 'Reasonable' level of assurance, which is a high level of assurance in accordance with the ISAE 3000(revised) standard but is not absolute certainty. It involves obtaining sufficient appropriate evidence to support the conclusion that the information presented in the report is fairly stated and is free from material misstatements.

613





SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

Statement of Independence and Competence

The SGS Group of companies is the world leader in inspection, testing and assurance, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and training; environmental, social and sustainability report assurance. SGS affirm its independence from HDFC Bank Limited, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders.

The assurance team was assembled based on their knowledge, experience and qualifications for this assignment, and comprised auditors registered with ISO 26000, ISO 20121, ISO 50001, SA8000, RBA, QMS, EMS, SMS, GPMS, CFP, WFP, GHG Verification and GHG Validation Lead Auditors and experience on the SRA Assurance.

Scope of Assurance

The assurance process involved assessing the quality, accuracy, and reliability of BRSR Core Indicators (KPIs) within the report for the period April 1, 2025, to March 31, 2026. The reporting scope and boundaries include HDFC Bank Limited and its regional offices spread across Central, North, East, West and South in the different states of India.

Assurance Methodology

The assurance comprised a combination of desktop review, interaction with the key personnel engaged in the process of developing the report, on-site visits, and remote verification of data. Specifically, SGS India undertook the following activities:

- Assessment of the suitability of the applicable criteria in terms of its comprehensiveness, reliability, and accuracy.
- Interaction with key personnel responsible for collecting, consolidating, and calculating the BRSR core KPIs, BRSR non-core indicators and assessing the internal control mechanisms in place to ensure data quality.
- Application of analytical procedures and verification of documents on a sample basis for the compilation and reporting of the KPIs.
- Assessing the aggregation process of data at the Head Office level.
- Critical review of the report regarding the plausibility and consistency of qualitative and quantitative information related to the KPIs.

Limitations

The assurance scope excludes:

- Disclosures other than those mentioned in the assurance scope.
- Data review outside the operational sites as mentioned in the reporting boundary.
- Validation of any data and information other than those presented in "Findings and Conclusion".
- The assurance engagement considers an uncertainty of ±5% based on the materiality threshold for Assumption/estimation/measurement errors and omissions.
- The Company's statements that describe the expression of opinion, belief, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in the Reporting Criteria above
- The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions.

SGS India verified data on a sample basis; the responsibility for the authenticity of the data entirely lies with the Company. The assurance scope excluded forward-looking statements, product- or service-related information, external information sources and expert opinions. SGS India has not been involved in the evaluation or assessment of any financial data/performance of the company. Our opinion on financial indicators is based on the third-party audited financial reports of the Company. SGS India does not take any responsibility for the financial data reported in the audited financial reports of the Company.



SGS India Private Limited
4B, Adi Shankaracharya Marg,
Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

Findings and Conclusions

Based on the procedures we have performed and the evidence we have obtained, we are satisfied that the information presented by the Company in its report on the Core Indicators (Annexure A) is complete, accurate, reliable, has been fairly stated in all material respects, and is prepared in line with the BRSR requirements.

For and on behalf of SGS India Private Limited

	
Kalpesh Thombare	**Chirag Bafna**
Technical Reviewer and National Manager – ESG & Sustainability Services, SGS India.	Lead Verifier and Senior Technical Associate – ESG & Sustainability Services, SGS India.
18th June 2026.	18th June 2026.





SGS India Private Limited

4B, Adi Shankaracharya Marg,

Vikhroli (West), Mumbai – 400083

+91 080 6938 8888
+91 22 6640 8888
www.sgs.com

Annexure-A

The list of BRSR Core Indicators that were verified within this assurance engagement is given below:

S.No.	BRSR Core Attribute	BRSR Core Indicator
1	Greenhouse gas (GHG) footprint	≈ Total Scope 1 emissions ≈ Total Scope 2 emissions ≈ GHG Emission Intensity (Scope 1 +2)
2	Water footprint	≈ Total water consumption ≈ Water consumption intensity ≈ Water Discharge by destination and levels of Treatment
3	Energy footprint	≈ Total energy consumed ≈ % of energy consumed from renewable sources ≈ Energy intensity
4	Embracing circularity	≈ Plastic waste ≈ E-waste ≈ Bio Medical Waste ≈ Construction and demolition waste ≈ Battery waste ≈ Radioactive waste ≈ Other hazardous waste ≈ Other non-hazardous waste ≈ Total waste generated ≈ Waste intensity ≈ Each category of waste generated, total waste recovered through recycling, re-using or other recovery operations ≈ For each category of waste generated, total waste disposed by nature of disposal method
5	Employee well-being and safety	≈ Spending on measures towards well-being of employees as a % of total revenue of the Company ≈ Details of safety related incidents for employees
6	Enabling gender diversity in business	≈ Gross wages paid to females as % of wages paid ≈ Complaints on POSH
7	Enabling inclusive development	≈ Input material sourced from MSMEs/ small producers as % of total purchases ≈ Wages paid to persons employed in smaller towns as % of total wage cost
8	Fairness in engaging with customers and suppliers	≈ Instances involving loss/breach of data of customers as a percentage of total data breaches or cyber security events ≈ Number of days of accounts payable
9	Open-ness of business	≈ Concentration of purchases & sales done with trading houses, dealers, and related parties ≈ Loans and advances & investments with related parties

SHAREHOLDER INFORMATION

FINANCIAL CALENDER

April 1, 2026 to March 31, 2027	
Board Meeting for consideration of annual financial results	Saturday, April 18, 2026
Date, Time and Venue of the 32nd (Thirty Second) Annual General Meeting	Wednesday, August 5, 2026 at 2:00 p.m. through Video Conference
Record date for the purpose of determining eligibility of dividend	Friday, June 19, 2026
Dividend declaration date	Wednesday, August 5, 2026
Expected date of payment of dividend	On or after Thursday, August 6, 2026
Board Meeting to consider unaudited financial results for first three quarters of FY 2026-27	Tentatively within 21 (twenty-one) days from end of the respective quarter

LISTING

(i) Listing on Indian Stock Exchanges

The Equity Shares and Non-Convertible Debentures ("**NCDs**") of the Bank are listed at the following Stock Exchanges:

Sr. No.	Name and Address of the Stock Exchange
1	BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai 400 023
2	National Stock Exchange of India Limited, Exchange Plaza, Bandra Kurla Complex, Bandra (East), Mumbai 400 051

Names of Depositories in India for dematerialization of equity shares (ISIN: INE040A01034)

- National Securities Depository Limited (NSDL)
- Central Depository Services (India) Limited (CDSL)

(ii) International Listing

Sr. No	Security Description	Name and address of the stock exchange	Name & address of depository
1	HDFC Bank Limited - American Depository Shares (**"ADS"**)	The New York Stock Exchange 11 Wall St, New York, NY 10005, USA	J P Morgan Chase Bank, Avenue, Floor 8 New N.A. 270 Park, York, NY 10017 General: +1 866 723 8257

The depository for the ADS is represented in India by JP Morgan Chase Bank N.A., India Sub Custody, JP Morgan Chase Bank N.A., 3rd Floor, JP Morgan Tower, Off C.S.T. Road, Kalina, Santacruz (East).

The annual listing fees for FY 2025-26 have been duly paid to the above mentioned stock exchanges.

The Bank's Medium Term Note Programme is listed on the Singapore Exchange Securities Trading Limited, located at 2 Shenton Way, #02-00, SGX Centre 1, Singapore 068804. Further, certain senior unsecured bonds, and perpetual debt instruments qualifying as AT1 capital issued by the Bank are also listed on India INX located at 1st Floor, Unit No. 101, The Signature, Building no. 13B, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat – 382050 and/or NSE IFSC located at 1301, BIFC, GIFT City, Gandhinagar, Gujarat – 382355.

OUTSTANDING GDR / ADS / OR ANY OTHER CONVERTIBLE INSTRUMENTS

The Bank had 34,27,00,981 ADS outstanding as on March 31, 2025, representing 1,02,81,02,943 underlying equity shares [1 (One) ADS represents 3 (three) equity shares of the Bank].

During FY 2025-26, the Bank issued bonus shares in the ratio of 1:1, i.e., 1 (one) new fully paid-up bonus equity share of ₹1 each for every 1 (one) existing fully paid-up Equity Share of ₹1 each held as on the record date, August 27, 2025, pursuant to the approval of the shareholders of the Bank received on August 21, 2025 by way of postal ballot. Accordingly, 34,27,00,981 ADS were issued consequent to the bonus issue, while maintaining the same conversion ratio of 3 (three) equity shares for every 1 (one) ADS.

Accordingly, the Bank has 68,54,01,962 ADS outstanding as on March 31, 2026. These represent 2,05,62,05,886 underlying equity shares [1 (One) ADS represents 3 (Three) equity shares], constituting 13.36% of the paid-up equity share capital of the Bank. Since the underlying equity shares represented by the ADS have been allotted in full, the outstanding ADS have no further impact on the equity share capital of the Bank.

Other than the stock options and restricted stock units granted to the employees of the Bank, which may result in an increase in the equity share capital of the Bank upon exercise and subsequent allotment of equity shares, the Bank had no other convertible instruments as on March 31, 2026 that could impact its equity share capital.



SHAREHOLDERS HOLDING MORE THAN 1% OF THE SHARE CAPITAL OF THE BANK AS ON MARCH 31, 2026

Sr. No.	Name of the Shareholder	Number of Shares	% to Share Capital
1	JP Morgan Chase Bank, N.A.*	205,62,05,886**	13.36
2	SBI NIFTY 50 ETF	99,36,13,386	6.46
3	Life Insurance Corporation of India	62,24,98,390	4.04
4	ICICI Prudential Large Cap Fund	57,06,46,284	3.71
5	HDFC Trustee Company Limited - HDFC Flexi Cap Fund	39,68,46,630	2.58
6	NPS Trust- A/C HDFC Pension Fund Management Limited Scheme E - Tier I	36,93,40,663	2.40
7	Nippon Life India Trustee Ltd- A/C Nippon India ETF Nifty 50 BeES	33,32,42,858	2.16
8	Government of Singapore	31,87,66,804	2.07

Sr. No.	Name of the Shareholder	Number of Shares	% to Share Capital
9	UTI Nifty 50 ETF	31,11,04,494	2.02
10	Government Pension Fund Global	17,72,90,295	1.15
11	Kotak Arbitrage Fund	17,37,37,517	1.13
12	Vanguard Total International Stock Index Fund	16,57,31,379	1.08
13	Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	15,67,00,229	1.01
	Total	**6,64,57,24,815**	**43.17**

* JP Morgan Chase Bank, N.A. is a depository for the ADS of the Bank.
** 1 (one) ADS represents 3 (three) equity shares

DISTRIBUTION OF SHAREHOLDING AS ON MARCH 31, 2026

Shares Range		Number of Shares	% to Share Capital	Number of Holders	% to Number of Holders
From	To				
1	1	1,09,614	0.00	1,09,614	2.59
2	5,000	63,14,11,963	4.10	40,68,377	96.17
5,001	10,000	16,97,05,049	1.10	24,102	0.57
10,001	20,000	19,75,72,793	1.28	14,695	0.35
20,001	30,000	9,96,23,571	0.65	4,148	0.10
30,001	40,000	6,55,30,933	0.43	1,894	0.04
40,001	50,000	4,90,05,269	0.32	1,092	0.03
50,001	1,00,000	15,07,85,580	0.98	2,146	0.05
1,00,001	9,99,99,99,99,999	14,02,96,23,556	91.14	4,357	0.10
Total		**15,39,33,68,328**	**100.00**	**42,30,425**	**100.00**

DETAILS OF SHARES HELD IN PHYSICAL AND ELECTRONIC MODE AS ON MARCH 31, 2026

Particulars	Number of Holders	% to Number of Holders	Number of shares	% to Share Capital
Held in electronic mode				
a) NSDL	13,79,160	32.60	14,80,27,79,710	96.17
b) CDSL	28,38,851	67.11	58,53,08,334	3.80
Sub Total (a+b)	**42,18,011**	**99.71**	**15,38,80,88,044**	**99.97**
Held in physical mode	12,414	0.29	52,80,284	0.03
Total	**42,30,425**	**100.00**	**15,39,33,68,328**	**100.00**

CATEGORIES OF SHAREHOLDERS AS ON MARCH 31, 2026

Category of Shareholders	Number of Shares	% to Share Capital
Promoters	0	0
ADS	2,05,62,05,886*	13.36
Foreign Portfolio Investors/ Foreign Bank	5,87,43,17,139	38.16
Overseas Corporate Bodies, Foreign Bodies, Foreign National and NRI repatriable	4,33,72,567	0.28
Financial Institutions, Banks, Mutual Funds, Central Government, NBFC registered with RBI and Qualified Institutional Buyer	4,33,46,60,585	28.16
Insurance Companies	1,01,90,63,282	6.62
Indian Companies	24,46,73,153	1.59
Resident Individuals	1,69,42,33,759	11.01
Others	12,68,41,957	0.82
Total	**15,39,33,68,328**	**100.00**

*1 (one) ADS represents 3 (three) equity shares

Shares held as a percentage of total Share Capital





SHARES LYING IN UNCLAIMED SUSPENSE ACCOUNT

Shares issued in physical form pursuant to the stock split in the year 2011 and 2019, that remained unclaimed were transferred to the "Unclaimed Suspense Account" in accordance with SEBI circular no. CIR/CFD/DIL/10/2010 dated December 16, 2010. Details of the shares lying in the underlying unclaimed suspense account are provided below:

Particulars	Records / Number of shareholders	Equity Shares (face value of ₹ 1 each)
Opening Balance as on April 1, 2025	2,107	8,30,944
Less: Claims received and shares transferred till August 27, 2025 (i.e. the record date for issue of bonus shares)	32	16,130
Balance shares in the account before the bonus issue	2,075	8,14,814
Add: Bonus shares allotted on August 28, 2025	-	8,14,814
Less: Claims received and shares transferred post August 27, 2025	59	59,340
Less: Shares transferred to IEPF account	702	4,71,660
Closing Balance as on March 31, 2026	1,314	10,98,628

Note: Voting rights on shares lying in unclaimed suspense account shall remain frozen till the rightful owners of such shares claim these shares.

SHARES LYING IN SUSPENSE ESCROW DEMAT ACCOUNT

- ### PURSUANT TO THE AMALGAMATION

  Pursuant to the Scheme of Amalgamation of HDFC Limited with and into the Bank, and in accordance with the applicable laws requiring the issuance of shares only in dematerialized form, all equity shares held in physical form by the shareholders of HDFC Limited were exchanged for shares of the Bank as per the share exchange ratio and subsequently transferred by the Bank to the "Suspense Escrow Demat Account". Details of the shares lying in the underlying suspense escrow demat account are provided below:

Particulars	Records / Number of shareholders	Equity Shares (face value of ₹ 1 each)
Opening Balance as on April 1, 2025	2,207	47,88,262
Less: Shares transferred to IEPF	51	1,07,637
Less: Claims received and shares transferred till August 27, 2025 (i.e. the record date for issue of bonus shares)	119	2,48,780
Balance shares in the account before the bonus issue	2,037	44,31,845
Add: Bonus shares allotted on August 28, 2025	-	44,31,845
Less: Claims received and shares transferred post August 27, 2025	236	12,22,216
Less: Shares transferred to IEPF account	27	81,312
Closing Balance as on March 31, 2026	1,774	75,60,162

- ### PURSUANT TO SEBI CIRCULAR DATED JANUARY 22, 2022

  In accordance with SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, upon receipt of service requests, the Registrar and Transfer Agent ("**RTA**") is required to verify and process such requests and thereafter issue a Letter of Confirmation in lieu of physical share certificate(s) to the shareholder or claimant within 30 (thirty) days of receipt of the request.

  The shareholders or claimants are required to submit the dematerialization request to their respective Depository Participant within 120 days from the date of issuance of the Letter of Confirmation by the RTA. Where the shareholders or claimants fail to submit the dematerialization request to their respective Depository Participant within the specified timelines, the corresponding shares were required to be transferred to the "Suspense Escrow Demat Account". However, this process has been discontinued pursuant to amendments to the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations 2015 ("**Listing Regulations**"), and with effect from April 2, 2026, the Bank is required to directly credit the shares to the demat accounts of the respective shareholders or claimants.

Details of the shares lying in the underlying suspense escrow demat account are provided below:

Particulars	Records / Number of shareholders	Equity Shares (face value of ₹ 1 each)
Opening Balance as on April 1, 2025	23	9,660
Added during the period from April 1, 2025 to August 27, 2025 (i.e. the record date for issue of bonus shares)	4	140
Less: Claims received and shares transferred till August 27, 2025	4	3,090
Balance shares in the account before the bonus issue	23	6,710
Bonus Shares allotted on August 28, 2025	-	6,710
Added during the period from August 28, 2025 to March 31, 2026	5	7,090
Claims received and shares transferred post August 27, 2025 till March 31, 2026.	8	6,690
Closing Balance as on March 31, 2026	20	13,820

Particulars	Records / Number of Share Holders	Equity Shares (face value of ₹ 1 each)
Shares transferred to the account consequent to the Bonus Allotment on August 28, 2025	13,780	58,85,168
Less: Claims received and shares transferred	902	5,36,493
Less: Shares transferred to IEPF account	615	1,90,830
Closing Balance as on March 31, 2026	12,263	51,57,845

Initiatives undertaken by the Bank to reduce the quantum of unclaimed equity shares:

The Bank has proactively undertaken the following initiatives to reduce the quantum of unclaimed equity shares:

- Monthly email communications to shareholders, guiding them on the process for claiming shares transferred to unclaimed accounts
- Adopting a focused outreach approach, whereby shareholders are personally contacted through telephone calls to guide them on the process for claiming shares from unclaimed accounts
- Reaching out to shareholders who maintain an account with HDFC Bank through personalized letters containing contact details of dedicated SPOCs from the Secretarial team to assist and guide them

DIVIDEND

(i) Receipt of Dividends through Electronic mode

The Listing Regulations mandate listed companies to make all payments to investors, including dividend payments to shareholders, only through RBI-approved electronic modes such as National Automated Clearing House (NACH), Direct Credit, Real Time Gross Settlement (RTGS), National Electronic Funds Transfer (NEFT), and other permitted modes.

To receive dividends electronically, eligible shareholders are requested to update their correct bank account details, including the core banking account number, 9-digit MICR code, 11-digit IFSC code, e-mail ID and mobile number, with their respective Depository Participants or the RTA, as applicable.

- **PURSUANT TO THE ISSUE OF BONUS SHARES**

The Bank had issued bonus shares in the ratio of 1:1, i.e. 1 (one) new fully paid-up bonus equity share of face value ₹ 1/- each for every 1 (one) existing fully paid-up equity share of face value ₹ 1/- each held as on the record date i.e. August 27, 2025 pursuant to the approval by the Shareholders of the Bank received on August 21, 2025 by way of Postal Ballot.

Pursuant to Regulation 294(6) of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, the allotment of shares under a Bonus Issue shall be made only in dematerialized form. Accordingly, all bonus shares corresponding to the equity shares held in physical form by the shareholders of the Bank held as on the record date i.e. August 27, 2025, were transferred to the "Suspense Escrow Bonus Account." The details of the shares in the underlying suspense escrow bonus demat account are provided below:



Providing accurate and updated details will enable seamless electronic credit of dividend amounts directly to shareholders' bank accounts, as mandated by SEBI. Updating e-mail IDs and mobile numbers will also facilitate timely communication regarding dividend credit, unclaimed dividends and other related matters.

If dividend paid through electronic mode is returned or rejected by the concerned bank for any reason, the Bank will not issue a physical dividend warrant. In accordance with the Listing Regulations, the Bank is required to make payments only through electronic modes, and the option to issue physical instruments such as cheques or warrants has been discontinued.

(ii) Unclaimed Dividend

Pursuant to Section 124(5) of the Companies Act, 2013 (**"Act"**), any amount transferred to the Unpaid Dividend Account of a company that remains unpaid or unclaimed for a consecutive period of 7 (seven) years is required to be transferred, together with interest accrued, if any, to the Investor Education and Protection Fund (**"IEPF"**) established by the Central Government under Section 125(1) of the Act.

Accordingly, the Bank is required to transfer to the IEPF all dividend amounts that remain unclaimed for a consecutive period of 7 (seven) years from the date on which they became due for payment.

The unclaimed dividends of the Bank and HDFC Limited for and up to the financial year ended March 31, 2018 have already been transferred to the IEPF. The unclaimed dividends of the Bank and HDFC Limited for the financial year ended March 31, 2019 will be transferred to the IEPF during FY 2026-27.

(iii) Initiatives undertaken by the Bank to reduce the quantum of unclaimed dividends

The Bank has undertaken the following initiatives to reduce the quantum of unclaimed dividends:

• Sending annual reminders to the concerned shareholders to claim their dividend

• Directly crediting unclaimed dividend amounts to the accounts of shareholders who have updated their bank details with the RTA/DP.

In addition to the above initiatives, the Bank reached out to a set of identified shareholders, based on the total unclaimed dividend amounts, through e-mails sent to their registered e-mail IDs, phone calls made to their registered contact numbers, and outreach through Bank branches. As a result of this exercise, during FY 2025-26, the Bank was able to remit substantial amount to the rightful owners in respect of dividend amounts lying with the Bank as unclaimed dividends.

(iv) Details of unclaimed dividends of the Bank as on March 31, 2026

The details of unclaimed dividends for the financial year ended 2019 onwards and the last date for claiming such dividends are given hereinafter.

Financial Year	Number of shareholders who have not claimed their dividend	Dividend per share (₹)	Unclaimed dividend (₹)	Unclaimed dividend as % to total Dividend	Date of declaration	Last date for claiming the dividend from the Bank prior to its transfer to IEPF
2018-19	15,613	15	2,72,33,640.00	0.06	July 12, 2019	July 11, 2026
2019-20 - Special Interim	16,296	5	95,42,915.00	0.07	July 20, 2019	July 19, 2026
2020-21	18,865	6.50	2,27,57,318.00	0.05	July 17, 2021	July 16, 2028
2021-22	20,185	15.50	5,01,36,718.00	0.04	July 16, 2022	July 15, 2029
2022-23	19,512	19	6,11,73,792.00	0.06	August 11, 2023	August 10, 2030
2023-24	30,615	19.50	17,52,41,316.00	0.11	August 9, 2024	August 8, 2031
2024-25	34,045	22	19,20,18,133.00	0.11	August 11, 2025	September 10, 2032
2025-26 - Special Interim	32,705	5	4,40,08,631.00	0.11	July 19, 2025	August 19, 2032

(v) Details of unclaimed dividends of HDFC Limited as on March 31, 2026

Details of unclaimed dividends for the financial year ended 2019 onwards and the last date for claiming such dividends are given hereinafter.

Financial Year	Number of shareholders who have not claimed their dividend	Dividend per share (₹)	Unclaimed dividend (₹)	Unclaimed dividend as % to total dividend	Date of declaration	Last date for claiming the dividend from the Bank prior to its transfer to IEPF
2018-19 - Final	2,121	17.50	1,86,11,617.50	0.06	August 2, 2019	August 31, 2026
2019-20	2,485	21	2,07,69,610.00	0.07	July 30, 2020	August 28, 2027
2020-21	3,127	23	2,16,34,607.00	0.06	July 20, 2021	August 20, 2028
2021-22	3,480	30	2,83,95,707.00	0.06	June 30, 2022	July 29, 2029
2022-23 - Interim	3,107	44	3,79,74,909.00	0.05	May 4, 2023	June 3, 2030

TRANSFER OF UNCLAIMED DIVIDEND AND EQUITY SHARES TO INVESTOR EDUCATION AND PROTECTION FUND AUTHORITY

Unclaimed Dividend

In accordance with the aforesaid provisions of the Act and relevant rules made thereunder, the following unclaimed dividends of the Bank and HDFC Limited have been transferred to IEPF during the financial year 2025-26:

Particulars	Number of records	Dividend (in ₹)	Date of Transfer
Unclaimed Interim Dividend for FY 2017-18 of HDFC Limited	3,031	41,63,338	May 8, 2025
Unclaimed Final Dividend for FY 2017-18 of HDFC Limited	2,371	1,82,65,731	September 19, 2025
Unclaimed Final Dividend for FY 2017-18 of the Bank	18,777	3,05,83,852	August 5, 2025

Unclaimed Equity Shares

Pursuant to the provisions of Section 124(6) of the Act, equity shares in respect of which dividend has remained unpaid or unclaimed for a consecutive period of 7 (seven) years, the corresponding equity shares shall be transferred to IEPF as notified by the Ministry of Corporate Affairs ("**MCA**"), Government of India. In accordance with the aforesaid provisions of the Act and rules made thereunder, the Bank has, during the financial year 2025-26, transferred the following equity shares, in respect of which dividend has remained unclaimed for a consecutive period of 7 (seven) years, to IEPF.

Particulars	Number of records	Equity Shares (face value of ₹ 1 each)	Date of Transfer
Equity shares corresponding to unclaimed interim dividend of HDFC Limited for FY 2017-18	129	1,38,457	May 14, 2025
Bonus equity shares allotted to such shareholders whose shares were already transferred to IEPF and lying unclaimed in the past years	30,383	1,04,41,443	August 29, 2025
Equity Shares corresponding to unclaimed final Dividend of HDFC Bank Limited and HDFC Limited for FY 2017-18	1,776	10,82,345	September 25, 2025



Status of equity shares transferred in favour of IEPF Authority

Particulars	Number of Equity Shares (face value of ₹ 1.00 each)
Opening Balance as on April 1, 2025	1,04,21,723
Add: Shares transferred to IEPF during the FY 2025-26 till August 27, 2025 (i.e. the record date for issue of bonus shares)	1,38,457
Less: Claims Settled during the FY 2025-26 till August 27, 2025 (i.e. the record date for issue of bonus shares)	1,18,737
Total holding in IEPF demat account as on record date of bonus issue	1,04,41,443
Add: Bonus shares allotted on August 28, 2025	1,04,41,443
Add: Shares transferred to IEPF during the FY 2025-26 from August 28, 2025	10,82,345
Less: Claims Settled during the FY 2025-26 from August 28, 2025	3,85,412
Closing Balance as on March 31, 2026	2,15,79,819

Note: Voting rights on shares transferred in favour of IEPF Authority shall remain frozen till the rightful owners of such shares claim these shares.

In terms of Section 124(6) of the Act and Rule 7 of the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the shareholders whose dividend and corresponding equity shares stand transferred to IEPF can claim those dividend and shares from IEPF by making an online application in Form IEPF-5 which is available at https://www.iepf.gov.in

Guidelines to file claim

- For claiming the shares and dividend from the IEPF Authority, shareholders are required to contact the RTA for the procedure for issuance of an Entitlement Letter for IEPF (**"Entitlement Letter"**).

- Post obtaining an Entitlement Letter from the RTA, the claimant can make an online web-based application through the MCA portal. Claimant(s) need to register themselves on the MCA portal by creating Login ID credentials. After successfully logging into the MCA portal, claimants(s) have to click on "MCA Services" tab and choose "IEPF-5 Web form- Claiming unpaid amounts and shares" option under "IEPF related services" and follow the due process for filing the form.

- Printout of the duly filled Form IEPF-5 with the claimant's and joint holders' (if any) signatures along with the acknowledgment issued after uploading the form together with an indemnity bond in original (if not submitted) will have to be submitted to the Nodal Officer of the Bank (IEPF) in an envelope marked "Claim for refund from IEPF Authority". Certain information about the Bank which will have to be submitted are as under:

a) Corporate Identification Number (CIN) of the Bank: L65920MH1994PLC080618

b) Name of the Bank: HDFC Bank Limited

c) Address of registered office of the Bank: HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

d) Email ID of the Bank: shareholder.grievances@hdfc.bank.in

DEDUCTION OF TAX AT SOURCE ON DIVIDEND

In terms of the provisions of the Income-tax Act, 2025, dividend paid or distributed by a company is taxable in the hands of the shareholders. Accordingly, the company is required to deduct tax at source ("**TDS**") at the time of payment of dividend. The applicable TDS rate depends on the category of the shareholder and the requisite documents submitted by the shareholder and accepted by the Bank in accordance with the applicable provisions of the Income-tax Act, 2025.

An e-mail communication in this regard was sent on May 11, 2026 to all shareholders whose e-mail IDs were registered with the Bank or the Depositories. The communication explained the applicable conditions for deduction of tax at source and included links to the relevant forms, which were required to be furnished to Datamatics Business Solutions Limited, the RTA, during the period May 15, 2026 to July 6, 2026. Accordingly, dividend will be paid by the Bank after deduction of tax at source, wherever applicable.

Dividend will be paid after deducting the tax at source as under:

i.   NIL for resident shareholders receiving dividend upto Rs. 10,000/- or in case Form 121 along with self-attested copy of the PAN card is submitted.

ii.   10% for other resident shareholders in case PAN is updated in the demat account for shares held in electronic form / folio number for shares held in physical form.

iii. 20% for resident shareholders if PAN is not updated in the demat account for shares held in electronic form / folio number for shares held in physical form / not available/ not linked with Aadhar.

iv.   Tax will be assessed on the basis of documents submitted by the non-resident shareholders.

v.   20% plus applicable surcharge and cess for non-resident shareholders in case the relevant documents are not submitted.

vi.   Lower/ NIL TDS on submission of self-attested copy of the valid certificate issued under section 395(1) of the Act.

In case tax on dividend is deducted at a higher rate in the absence of receipt or defect in any of the aforementioned details / documents, the concerned shareholder will be able to claim refund of the excess tax deducted by filing his/her income tax return. No claim shall lie against the Bank for such taxes deducted.

UPDATION OF PAN, BANK ACCOUNT AND OTHER DETAILS

Shareholders holding shares in dematerialized mode are requested to update their records, including tax residential status, PAN, registered e-mail address, mobile number, correct core banking account number, 9-digit MICR code, 11-digit IFSC code and other relevant details, with their respective Depositories through their Depository Participants.

Shareholders holding shares in physical mode are requested to furnish the relevant details to the Bank's RTA, Datamatics Business Solutions Limited. The Bank is required to deduct TDS based on the records available with the RTA, and no request for revision of the TDS return will be entertained. Shareholders whose folios do not have updated PAN, contact details, mobile number, bank account details or specimen signature will be eligible to lodge grievances or avail any service request from the RTA only after furnishing the aforesaid details in full. Such shareholders will be eligible to receive dividend payments only through electronic mode. Accordingly, shareholders are requested to update the said details with the RTA of the Bank.

SHARE TRANSFER PROCESS AND SYSTEM

The Bank's shares held in dematerialized form are transferable through the depository system. Requests for transmission, transposition or deletion of name in respect of shares held in physical form are processed by the RTA and approved by the Share Transfer and Allotment Committee of the Bank, and are thereafter noted by the Stakeholders' Relationship Committee. Such service requests are generally processed within the adopted service standards.

Please note that, in terms of the Listing Regulations, requests for transfer of securities in physical form shall not be processed. However, pursuant to SEBI circular dated January 30, 2026, the Bank has enabled a Special Window for a period of one year, from February 5, 2026 to February 4, 2027, to facilitate transfer and dematerialization of physical securities that were sold or purchased prior to April 1, 2019. The said Special Window is also available for transfer requests that were submitted earlier and were rejected, returned or not processed due to deficiencies in documents, process or otherwise. Securities transferred under this window shall be mandatorily credited to the transferee only in demat mode and shall remain under lock-in for a period of one year from the date of registration of transfer. Such securities shall not be transferred, lien-marked or pledged during the lock-in period. Investors are encouraged to avail this opportunity by furnishing the necessary documents to the Bank's RTA.

SHAREHOLDER FEEDBACK

As part of the Bank's initiative to strengthen its commitment to shareholder engagement, an online feedback form has been made available on the website of the Bank. The said initiative aimed at a continued engagement with the shareholders to understand their perspective of the Bank and evaluate various investor services provided by the Registrar and Share Transfer Agent of the Bank. During the year ended March 31, 2026, a significant number of responses were received which were predominantly positive, with few responses highlighting specific areas of improvement in the customer and shareholder services. The feedback received is well noted and shared with the concerned departments for prompt resolution.

In order to keep the Stakeholders' Relationship Committee of the Bank informed of the aforementioned, the Committee is apprised on the feedback received from the shareholders at its scheduled meetings. The web link to access the online shareholder feedback form is:https://hdfc960.questionpro.com/t/AcohwZ7yrJ.



REVIEW OF ACTIVITIES UNDERTAKEN BY THE RTA

To ensure high standards of service and operational efficiency, members of the Bank's Secretarial department conduct periodic visits to the RTA not later than once in a fortnight. These visits enable the Bank to review key processes, strengthen oversight and ensure that investor-related activities are carried out accurately and within prescribed timelines.

SERVICE STANDARDS

The Bank is committed to delivering prompt and efficient services to its investors. To support this commitment, the Bank has established robust internal service standards aimed at resolving investor requests within timelines that are shorter than the regulatory requirements. While there may be occasional instances where internal timelines are exceeded, the Bank continuously strives to meet, and wherever possible surpass, these standards through ongoing process improvements and proactive monitoring. Details of the internal service standards are set out below:

Sr No.	Nature of Service	Service Standard (Number of days)	
		Regulatory requirement	Internal Service Standards
A	**Investor Service Request**		
1	Processing of request for transmission	21	7
2	Processing of request for Transposition/ PAN updation/ Re-validation or re-issue of dividend/ Updation of Contact details (Address, E-mail address and Mobile number)/ Updation of Bank account details	15	7
3	Processing of request for issue of duplicate security certificate/ rematerialization/ updation of name updation of signature/ updation of nomination	30	7
4	Processing of Dematerialization request	15	7
B	**IEPF Claim**		
1	Procedure for issue of entitlement letters	21	15
2	Submission of e-verification report with IEPF	30	30
3	Resubmission of e-verification report with IEPF	15	7

Sr No.	Nature of Service	Service Standard (Number of days)	
		Regulatory requirement	Internal Service Standards
C	**Grievance Redressal**		
1	Providing response to the inquiries of the investors and Redressal of Grievance	21	7

COMMODITY PRICE RISKS AND FOREIGN EXCHANGE RISKS AND HEDGING ACTIVITIES

Being engaged in the business of banking, and in accordance with extant regulations, the Bank does not deal in commodities. However, the Bank may be exposed to commodity price risks in its capacity as a lender or banker to its customers. Currently, the Bank has open exposure in precious metals, namely gold and silver. Such open exposures are primarily on account of positions created from short-term deposits raised from customers under the Gold Monetization Scheme ("**GMS**") and trading positions in gold and silver. These positions are managed in a manner similar to other foreign exchange exposures through spot, outright forward and swap transactions in gold and silver, and are monitored as part of the trading portfolio within the stipulated trading risk limits, including Net Overnight Open Position limits, Intraday Open Position limits, Value-at-Risk limits and Stop Loss Trigger Levels, as defined in the Treasury Limits Package.

In addition, the Bank is authorized by RBI to import gold and silver. Exposure arising from the import of gold and silver on a consignment basis is covered on a back-to-back basis. Spot, forward and swap contracts outstanding as on the balance sheet date and held for trading are revalued at the closing spot and forward rates, respectively, as notified by the Foreign Exchange Dealers' Association of India ("**FEDAI**"), and at interpolated rates for contracts with interim maturities.

The USD/INR rate for valuation of contracts with maturities exceeding 1 (one) year is implied from the applicable INR and USD swap curves. For other currency pairs where rates or tenors are not published by FEDAI, spot and forward points are obtained from Refinitiv or Bloomberg for valuation of foreign exchange deals. Foreign exchange profit or loss is thereafter determined on a present value basis, as directed by FEDAI, whereby forward profits or losses on the deals, computed as above, are discounted up to the valuation date using applicable discounting yields. The resulting valuation profit or loss is recognized in the Statement of Profit and Loss.

Exposure of the Bank to commodity and commodity risks faced by the Bank throughout the year:

a) Total exposure of the Bank to commodities in INR – **NIL**

b) Exposure of the Bank to various commodities

Commodity Name	Exposure in INR towards the particular commodity	Exposure in Quantity terms towards the particular commodity	% of such exposure hedged through commodity derivatives				
			Domestic Market		International Market		Total
			OTC	Exchange	OTC	Exchange	
Gold	NIL	NIL	-	-	-	-	-
Silver	NIL	NIL	-	-	-	-	-

c) Commodity risks faced by the listed entity during the year and how they have been managed - **NA**

Note: As part of trading position in Gold and Silver, the Treasury Bullion Desk has open position of 46.10 ounce and 0.02 ounce respectively, which is equivalent to INR 1,98,97,096.61 as on March 30, 2026, and was within the NOOP limit prescribed for XAU & XAG

CREDIT RATINGS

Details of all credit ratings obtained by the Bank for its debt instruments are provided in the Directors' Report.

PLANT LOCATIONS

Being engaged in the banking business, the Bank does not have manufacturing plants. However, as on March 31, 2026, the Bank had 9,689 branches and 21,172 ATMs across 4,175 cities and towns. The locations of the Bank's branches are also displayed on the Bank's website.

DEBENTURE TRUSTEES

The following are the debenture trustees for the privately placed bonds of the Bank:

1. Axis Trustee Services Limited, The Ruby, 2nd Floor, SW, 29, Senapati Bapat Marg, Dadar West, Mumbai- 400 028. Tel: 022 6230 0451

2. Vistra ITCL (India) Limited, The Qube, 2nd Floor, A Wing, 202, Hasan Pada Road, Mittal Industries Estate Marol, Andheri (East), Mumbai - 400059 Tel: 022 2850 0028

3. SBICAP Trustee Company Limited, 04th Floor, Mistry Bhavan, 122 Dinshaw Vachha Road, Churchgate, Mumbai -400 020 Tel: 022 4302 5555

4. IDBI Trusteeship Services Limited, Universal Insurance Building, Ground Floor, Sir Phirozshah Mehta Road, Fort, Mumbai - 400 001. Tel: 22 4080 7000

SHAREHOLDERS' INFORMATION ON HDFC BANK'S WEBSITE

Relevant information relating to shareholder services, investor grievance redressal and other matters concerning shareholders is provided in detail under the "Shareholders' Information and Helpdesk" section of the Bank's website.



Further, details on the following matters are hosted on the Bank's website and may be accessed through the relevant links:

Particulars	Weblink
Investors' Grievances Contact and Escalation Matrix	https://www.hdfc.bank.in/about-us/corporate-governance/investors-grievances-contacts-escalation-matrix
Shareholder Correspondence	https://www.hdfc.bank.in/about-us/corporate-governance/shareholders-helpdesk
Shareholder's Rights	https://www.hdfc.bank.in/about-us/corporate-governance/shareholders-rights
General guidelines on Dematerialization	https://www.hdfc.bank.in/content/dam/hdfcbankpws/in/en/personal-banking/discover-products/about-us/corporate-governance/shareholders-information-and-helpdesk/Mandatory-dematerialization-of-securities.pdf
Codes and Policies	https://www.hdfc.bank.in/about-us/corporate-governance/codes-and-policies

SHAREHOLDERS' HELPDESK

Dividend payments and all other investor-related activities are attended to and processed at the office of the RTA.

For submission of documents or for any grievances or complaints, shareholders and investors may contact the Bank's RTA at the details provided below:

Datamatics Business Solutions Limited	
Address	Plot No. A 16 & 17, Part B Cross Lane, MIDC, Andheri (East), Mumbai 400 093
Concerned person	Ms. Darshana Champanekar/ Ms. Manisha Parkar / Mr. Sunny Abraham
Telephone No.	+91-022 - 66712213-14, 91 22 66712001-6
E-mail	hdinvestors@datamaticsbpm.com
Timings	10:00 a.m. to 4:30 p.m. (Monday to Friday except public holidays)

If shareholders are not satisfied with the response or resolution provided by the RTA, they may approach the Bank at the details provided below:

Bank's Shareholders' Helpdesk Timings: 10:00 a.m. to 3:30 p.m. Between Monday to Friday (except on Bank holidays)

Tel: +91 -022- 66316000
Email: shareholder.grievances@hdfc.bank.in

For IEPF Related matters:
Mr. Ajay Agarwal (Nodal Officer)
Ms. Rupa Joshi and Ms. Vaishali Vyas (Deputy Nodal Officers)
Tel: +91 (22) 66316000
E-mail: shareholder.grievances@hdfc.bank.in

Queries relating to the Bank's financial performance may be addressed to: investor.relations@hdfc.bank.in

The Bank is committed to providing efficient and prompt services to its investors. Communications sent to the designated e-mail IDs are closely monitored, and the Bank endeavours to provide timely and appropriate responses. If any concern remains unresolved, shareholders may lodge complaints with the Stock Exchanges or through SEBI's Complaint Redressal System (SCORES). After exhausting all available avenues for grievance resolution, if the shareholder is still not satisfied with the resolution, the shareholder may initiate dispute resolution through the SMART ODR Portal.

BANKING CUSTOMER HELPDESK

In the event of any complaints, queries or request, banking customers may directly approach the Branch Manager or contact the Bank using the contact details provided below:

Contact us at: Customer Care (PhoneBanking) numbers 1800 1600 / 1800 2600 (accessible across India). Customers travelling overseas may contact the Bank on +91 22 6160 6160 and/or refer to the Bank's website for further details.

In the event of any queries or complaints, banking customers may directly approach the Branch Manager or contact the Bank using the contact details provided below:

For Credit Cards

For Regular Post:

HDFC Bank Cards Division, P.O. Box. 8654, Ambattur Industrial Estate, P.O., Chennai - 600058.

For Courier:

HDFC Bank Cards Division, P.O. Box. 8654, Door No 94 SP, Estate Bus Stand, Wavin Main Road, Mogappair West, Chennai 600058.

For Products (other than Credit Cards)
HDFC Bank Limited, Empire Plaza I, 1st Floor, LBS Marg, Chandan Nagar, Vikhroli West, Mumbai - 400 083, **Email:** support@hdfc.bank.in.

Contact us online

Fill up the "Complaint Form" available at https://connect.hdfc.bank.in/applications/webforms/apply/HDFC_CustomerCenter/Customer_Center.aspx

For grievances other than shareholder grievances, customers may send their communication to the following e-mail addresses:

1. **Depository Services:** infodp@hdfc.bank.in
2. **Retail Banking / ATM / Debit Cards / Mutual Fund:** support@hdfc.bank.in
3. **Loans, Advances / Advance against shares:** loansupport@hdfc.bank.in
4. **Credit Cards:** customerservices.cards@hdfc.bank.in; or visit us at https://www.hdfc.bank.in/contact-us for more information

Home Loan: For customer queries, customers may write to customer.service@hdfcbank.bank.in

For further information and grievance redressal, customers may refer to the relevant grievance redressal section on the Bank's website.

DETAILS OF COMPANY SECRETARY AND COMPLIANCE OFFICER

Mr. Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight
Telephone: +91 (22) 66316000

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